Form 20-F
period 2000-02-29
LINUXWIZADRY SYSTEMS INC
filed 2000-09-14
CIK 1088158

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number  000-30084
                                                ---------

                           LINUXWIZARDRY SYSTEMS, INC.
                      (FORMERLY FLAME PETRO-MINERALS CORP.)
                      -------------------------------------
             (Exact name of registrant as specified in its charter)

                           185 - 10751 SHELLBRIDGE WAY
                   RICHMOND, BRITISH COLUMBIA V6X 2W8, CANADA
                   ------------------------------------------
                    (Address of principal executive offices)

     Securities  registered  pursuant  to  Section  12(g)  of  the  Act:

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE

     Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

     Title  of  Each  Class          Outstanding  at  February  29,  2000
     ----------------------          ------------------------------------
     COMMON SHARES, NO PAR VALUE     13,764,864

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 YES       NO X
                                              -

                                     ------
     Indicate by check mark which financial statement the registrant has elected to follow.

                             ITEM 17.     ITEM 18. X
                                                   -

INTRODUCTION
------------

     This  20-F annual report, including all exhibits, consists of 39 pages. The
Exhibit  Index  is  displayed  on  page  35.

     LinuxWizardry Systems, Inc., (the "Company", formerly called Flame Petro-Minerals Corp.), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents and all of its officers and directors are non-United States citizens and residents. As a result, the Registrant believes that it qualifies as a "foreign private issuer" for continuing to report regarding the registration of its common stock using this Form 20-F annual report format.

     Unless otherwise indicated, all monetary amounts referred to in this annual report are in Canadian dollars. On February 29, 2000, one U.S. dollar equalled approximately Canadian $1.4498. The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Registrant's past five fiscal years.

     Year          Average            Low/High        February 28/29
     ----          -------            --------        -------- -----

     2000          1.4737           1.4956/1.4475         1.4498
     1999          1.4956           1.5465/1.4159         1.5078
     1998          1.3990           1.4412/1.3684         1.4334
     1997          1.3623           1.3704/1.3498         1.3656
     1996          1.3667           1.4093/1.3451         1.3752

PART  I

ITEM  1.  DESCRIPTION OF BUSINESS.
          ----------- -- ---------

GENERAL  DESCRIPTION

     LinuxWizardry Systems, Inc., formerly Flame Petro-Minerals Corp., (the "Company"), as of each of its five fiscal years ended February 28/29 1995 - 1999, had been involved in the acquisition, exploration and development of mining properties.

     On January 10, 2000, prior to the end of its last fiscal year, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company's restricted common stock pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. is a newly created Florida Corporation owned by four individuals which develops Linux-based enterprise software and hardware for end-to-end networking solutions targeted toward small to medium-sized businesses.

     The Company currently owns a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. It also owns a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, the Company has received no revenues from its mining property activities, and has received no revenues from its oil and gas activities during the past four fiscal years. As a result, it has written down its interest in the oil well located in Fayette County to $1, and has also written down its Fish Creek Prospect mineral property holdings to $1.

     The Company has no current plans to pursue further activities in either the oil and gas business or the mineral property development business, although it plans to retain its current property interests in both on the remote chance that they may have some value in the future.

     The  fiscal  year  end  of  the  Company  is  February  28.

     The Company has three part-time employees and nine full-time employees at present.

CORPORATE  DEVELOPMENT

     The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995. Its authorized capital consists of 100,000,000 Common Shares without par value. Of these, 12,909,114 shares were issued and outstanding as of February 29, 2000 and 13,764,864 shares were issued and outstanding as of the date of this Form 20-F. The head office of the Company is located at #185 -10751 Shellbridge Way, Richmond, B.C., V6X 2W8.

     In November 1995 the Company made a public offering of 4,500,000 Common Shares at a price of $0.15 per share to residents of Alberta and British Columbia, and following the completion of the offering, its shares were listed on the Alberta Stock Exchange. The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board under the symbol LNXWF.

     Since its inception and during the five fiscal years ending in February 1999, the Company had been involved in oil and gas exploration/production and more recently, mineral property development. It has investigated several mineral properties in both Canada and the United States and currently retains only a 50% interest in the Fish Creek Prospect mentioned previously. Although some testing work has been done on this property indicating the presence of gold, there is presently no positive indication that it contains any economic mineral resource and as a result, its value has been written down to $1.

     To date the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues. During the five fiscal years ended February 28, 1995 though 1999, the Company received negligible net revenues after operating costs from its interest in the Fayette County oil well and the value of its interest in the well was written down to $1 during fiscal 1994.

     On November 3, 1999 the Company announced that it had become a fully reporting company to the United States Securities and Exchange Commission and its stock commenced trading on the OTC Bulletin Board under the symbol FPMCF.

     On December 15, 1999 announced that as a result of it's common stock being listed on the OTC Bulletin Board as a fully reporting company, the Company applied for a delisting from the Canadian Venture Exchange, which was effective the close of business on December 14, 1999.

     On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company's restricted common stock pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. has had no sales to date and is currently developing various prototypes. Operating advances of have been transferred to LinuxWizardry, Inc. to cover salaries and other overheads. Additional funds are required to further develop the software solutions and commercially exploit and execute upon their business plan. The Company plans to raise US$2,000,000 to provide necessary funds to the end of the next fiscal year. The business acquisition was accounted for using the purchase method of accounting for business combinations. Share consideration, totalling $1,087,500, was allocated to in process research and development which was expensed to operations. There were no other purchase price adjustments.

     The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software. As a result of the uncertainty that is typical in a development stage company there is doubt about the company's ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business.

     On February 8, 2000 LinuxWizardry, Inc. announced that the Linux low-cost router prototype was successfully demonstrated at the Linux Expo show in New York February 2 through 4. Michael Carpenter, CEO, reported that the LinuxWizardry team achieved over 400 hours of software development in 2 1/2 weeks to complete the router project. The LinuxWizardry team bring a combination of 46 years experience in database driven websites, expertise in developing and optimizing the manufacturing process for major facilities worldwide, and experience in developing enterprising software solutions with X Windows, Java for Unix and Linux for major companies such as IBM, Motorola, Honeywell, Boeing and Chrysler. It was also announced that LinuxWizardry's Board of Directors appointed Michael Carpenter as CEO, Nelson Comas as COO, and Frank Gepfrich as CTO.

     On February 17, 2000 LinuxWizardry, Inc. announced that a partnership agreement has been completed with Information Highway.com, Inc. to distribute and market their low-cost Linux-based Apprentice. The Company believes that Information Highway.com is an ideal partner to bring LinuxWizardry's Linux-based low-cost routers to the small business market throughout North America through its relationship with Level 3 Communications (NASDAQ: LVLT) and Bell Atlantic (NYSE: BEL) using their backbone. Information Highway.com, Inc. is a leading Internet Service Provider (ISP) engaged in web content development, e- commerce solutions, and Internet access and emerging Internet technology. It has opened Internet Points of Presence in 20 major US cities and is selling Bell Atlantic ADSL service in 13 states from Virginia to Maine. The Apprentice router features the revolutionary Apprentice Command Center which allows for an easy configuration of Internet routers and network appliances through a drag and drop graphical user interface. The Apprentice router will not require an expensive network specialist to configure and thus will allow small businesses to take control of their networks. Mike Carpenter, CEO of LinuxWizardry, stated that this partnership with Information Highway.com, Inc. is expected to be the first of many such partnerships which will dramatically leverage LinuxWizardry's ability to market our Linux-based family of products to businesses worldwide. According to Access Media International, in 1998 there was approximately 85 million small businesses worldwide having fewer than 100 employees, including approximately 8 million in the USA and Canada.

     On March 15, 2000 the Company held a well-attended shareholders meeting at which shareholders voted to change the Company name from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc. and selected the new requested symbol LNXWF. Shareholders also approved an amended stock options agreement. Senior management of LinuxWizardry presented information on the Apprentice Router status, marketing opportunities and their plan to take full advantage of the explosive growth of the Linux industry. The new name, LinuxWizardry Systems, Inc. and the new symbol, LNXWF, more closely represent the Company's true business activities as a pure-play Linux company and is expected to remove confusion for potential investors.

     On March 28, 2000 the Company announced that a private placement for $5,000,000 is being completed for the development and production of its Linux based low-cost router. The Company plans to release the beta version of the Linux Apprentice router in April of 2000 and release a commercial version of the Apprentice router by August of 2000.

     On May 12, 2000 the Company announced that an agreement has been completed with Programmers Paradise to sell its LinuxWizardry Apprentice router through its many catalogs and through its web site: programmersparadise.com. Production units of the Apprentice router are scheduled to be launched in August of this year. Pursuant to the terms of the Agreement dated April 25 , 2000, Programmer's Paradise will the sell the routers at LinuxWizardry's suggested retail price, with a 25% deduction. The term of the Agreement is one year and is renewable annually. The license is non-exclusive and non-transferable.

     The revenue from the roll-out of the Apprentice Router will be generated from three main sources: (i) selling the Apprentice Router as a plug and play device; (ii) licensing of the Apprentice Router Command Center software; and,
(iii) developing customized network solutions for businesses utilizing the Apprentice Router and Apprentice Command Center. Programmer's Paradise, Inc. is an international marketer of software and hardware targeting the software development professional and information technology professionals within enterprise organizations. The Company offers over 70,000 products from more than 2,000 publishers and manufacturers and distributes these products through multiple distribution channels.

     On June 9, 2000 the Company awarded a contract to Lineo, Inc. to manufacture LinuxWizardry's new Apprentice Router incorporating TM
LinuxWizardry's proprietary configuration software known as the Apprentice Command Center. The Company believes that this alliance with Lineo TM will enable it to bring our Apprentice Router technology to market quickly and allow it to keep pace with the expected demand for its products. Under the terms of the Agreement, Lineo will manufacture the hardware for the first version of Apprentice Router for LinuxWizardry. LinuxWizardry expects to begin selling the Apprentice Router starting in August of this year. Pursuant to the terms of the proposed License Agreement, Lineo will create 100 prototype routers for LinuxWizardry to beta test. LinuxWizardry shall pay a non-recurring engineering fee of $35,000, together with the payment of $29,900 for the prototype routers. Upon completion of the beta testing, expected to be completed by August, Lineo will manufacture the Apprentice Router at a cost of manufacturing cost plus 45% on a declining scale, based on volume manufacturing, provided that the cost of the router shall not be greater than $300 US. LinuxWizardry's first Apprentice router will connect small business to the high-speed Internet access markets, namely xDSL and cable modems. Telechoice, a firm which analyses the telecom industry, estimates the number of xDSL connections to grow from nearly 250,000 in 1999 to over 2.25 million by 2001.

     Lineo, Inc. develops, markets and sells embedded Linux system software and applications that provide OEMs and consumers with simple, low-cost software for interacting with the Internet via embedded devices. Lineo owns the Embedix product family including Embedix Linux, Embedix TM SDK and Embedix Browser. Lineo also owns other technologies designed to improve connectivity TM while reducing system requirements and per-unit costs.

     On June 20, 2000 the Company announced that its LinuxWizardry Linux routing technology would be used on Linux-based routers which have been named the official Network hardware for the LinuxFest Trade Show. The network routers will be connecting all the vendors at the trade show to a high-speed wireless Internet connection. This would be the first practical demonstration of the Company's technology. LinuxWizardry also exhibited at the event which was held in Kansas City from June 20-24, 2000 and was billed as the premier Linux event in the Midwest.

     On July 17, 2000 the Company announced that LinuxWizardry has developed a new Virtual Private Network (VPN) Internet Appliance which uses the Apprentice Command Center TM interface to configure secure access through the Internet. The new product, dubbed Magic Passage, will protect a business network from unscrupulous Internet hackers while allowing authorized users to access the network with ease. The Apprentice Command Centre TM allows anyone to configure their VPN graphically, using simple drag-and-drop commands. LinuxWizardry will be demonstrating Magic Passage along with the Apprentice Router product at the LinuxWorld Conference and Expo in San Jose, California during the week of August 15, 2000.

     July 25, 2000 the Company announced that an agreement has been completed with SOVO Computer Center to sell its Apprentice Family of Linux-Based Routers through SOVO's many customers and through its web site: www.sovo.net. Production units of the Apprentice router are scheduled for launch in August of this year.

LINUXWIZARDRY  INC.

BACKGROUND
----------

     LinuxWizardry has identified a need for and is developing a small, low cost router, which it calls the "Apprentice Router" that runs on the Linux Operating System. The Apprentice Router utilizes a simple drag and drop Java-based Graphical User Interface (GUI) such that a network specialist is not needed in order to configuration the network

Linux Operating System
----------------------

     As the new digital economy continues to emerge, companies are moving towards use of the Linux Operating System for their mission critical operations. Linux's rise in popularity can be partially attributed to its open source programming code which allows for continuous improvement in the operating system and lets users effectively customize the operating system to their own needs. This, combined with its ease of availability has led Linux to emerge as a viable alternative to other operating systems such Windows NT, Novell Netware and Unix. In 1999, 1.35 million copies of Linux were sold, which represented a 25% market share of the 5.4 million total copies of operating system software sold. In comparison, sales of Linux in 1998 represented only 16% of the market share. Linux shipments in 1999 surpassed those of Novell Netware and Unix. Linux shipments increased by 92% between 1998 and 1999, faster than any other operating system. While it is important to note that the number of Linux Operating System copies sold is significant, the number of Linux installations may actually be a more appropriate indicator of Linux popularity, due to the free availability of the Linux software. As a result, Linux appears to be poised to become a major player in the Information Technology marketplace.

     Network and Router Technology
     -----------------------------

     A computer network incorporates a series of points or nodes (computers, printers, terminals) connected by communication paths. These paths transfer information from point to point using various types of wired and wireless connections. Networks can be characterized by their connectivity over spatial distance - local area network (LAN) or wide area network (WAN) and by means of data transmission type, nature of connection and physical link types.

     Routers function as fundamental components of any LAN, WAN intranet or Internet network. A router is a device combining hardware and software on a computer that determines the subsequent network point to which information is to be forwarded in order to reach its final destination. Routers are flexible in that they can run different operating systems such as Windows NT, Novell Netware and Unix, as well as supporting various Internet protocols. A significant drawback, however, has been that certain standard router technology uses difficult to configure, text-based interfaces that require a network specialist.

     Routers can connect to the Internet through specific high-speed connections including xDSL, T1, T3 and ISDN subscriber lines, all of which allow for greater data throughput over the Internet than available through standard telephone lines and modems.

     In order to connect to the Internet, an individual user may use a phone line and modem, which connects them to an Internet Service Provider (ISP). The ISP then provides a connection to the Internet via one or more routers. Small and medium sized businesses or enterprises with existing LANs may choose to purchase their own router(s), which can be a costly endeavor. Prices can vary from US$300 to US$100,000 depending on the router features which include Internet connection type, firewall capability and protocol(s).

     The demand for high-speed Internet access globally is increasing at a very high rate. Analysts believe that xDSL (high bandwidth Digital Subscriber Lines) connections will facilitate adoption of the Internet in the consumer, small to medium sized business and small office-home office marketplaces. In particular, it is believed that North America will see enormous growth in the implementation of xDSL connections over the next two years. It is estimated by industry experts that the number of xDSL connections will rise from 25,000 in 1999 to
2.25 million in 2002. Small businesses are a major source of demand for high-speed Internet access. In 1998, there were an estimated 85 million small business globally (those with less than 100 employees), with 8 million located in Canada and the United States. Approximately half of these small businesses were not online at the beginning of 1999 and one-third still may not be by 2001. As small businesses continue to come on-line, they will require a cost-effective, simple means of Internet access, security and traffic management solutions such as those proposed by Linux Wizardry.

     Consumers and businesses continue to seek high-speed Internet access, resulting in rapidly expanding market for broadband routers. According to research published by The Dell Oro Group, a US-based market research firm specializing in networking, it predicts that router sales will triple from US$700 million in 1999 to US$2 billion in 2000. Three factors appear to be driving this rapid growth: (1) an increase in Internet traffic; (2) a move by ISPs from hub and spoke network topologies, which require few routers, to mesh technologies, which require several routers; and, (3) use of DWDM equipment in networks, which requires a router to terminate each DWDM channel.

PRODUCTS
--------

     Apprentice Router(TM)
     ---------------------

     The Apprentice Router is one of the few Linux-based routers to be available in the current marketplace. It combines low cost and Pentium PC based hardware utilizing the Linux Operating System, which can be configured through an easy to use Java-based Graphical User Interface (GUI), known as the Apprentice Command Centre. The Apprentice Command Centre software was developed by LinuxWizardry using the Java programming language (version 1.21) and has been copyrighted. By using Java as the development language for the Apprentice Router, the software component is completely portable for use with other operating systems. A primary use of the Apprentice Router will be to connect LANs to the Internet over a xDSL connection in small to medium sized business environments.

     Advantages of Apprentice Router(TM)
     -----------------------------------

The  Apprentice  Router:
     * Combines ease of use, low cost, size and flexibility in the router market place
* Offers low cost because it uses off-the-shelf personal computer technologies and readily available hardware components
* Is user friendly because the Java-based Graphical User Interface provides icons that represent network components. The network is configured by drawing a network diagram using standard drag and drop techniques, letting businesses see a graphical representation of their networks, instead of cryptic text-base messages. This allows consumers, small to medium sized businesses and small office-home office users to take control of their network configuration and maintenance where previously a network specialist was needed for network configuration
* Offers software portability because it uses Java as the development language which allows use on other operating systems that support Java-enabled servers and browsers
* Offers easy upgradability with system software upgrades available from the LinuxWizardry website

     The  Apprentice  Router  has  several  key  features:

     Firstly, even though the router itself runs the Linux Operating System, the router operating system runs independently of the operating system of the network to which it is to be connected. Simply put, the router has the capability to serve LANs or WANs running on other operating systems;

     Secondly, the connections between the Apprentice Router, the Internet and other network computers are configured through the Apprentice Command Centre, a drag and drop Graphical User Interface. The Java-based Graphical User Interface is run from most Java-enabled web browsers (Netscape and Microsoft Internet Explorer) and is intended to be so simple that most individuals would find the task of configuring the network connections relatively straightforward, and:

     Lastly, the Apprentice Router also supports various Internet connections including xDSL, ISDN, T1 to T3 as well as supporting standard Internet routing protocols such as RIP, BGP and OSPF.

     The Apprentice Router, running Linux, allows an individual using a network computer to configure not only the xDSL connection between the router and the Internet, but the entire network. Specifically, the web browser on the network computer sends a request for the Graphical User Interface to the router. The web server running on the router responds to the web browser's request by sending the Graphical User Interface in the form of a Java applet. The configuration protocol instructions as input from the network computer are transferred via the Graphical User Interface to the Apprentice Router.

MARKETING  STRATEGY
---------  --------

     LinuxWizardry demonstrated the prototype version of the Apprentice Router at the LinuxWorld Expo in February 2000 and received, what it believes to be, an enthusiastic response. A market-ready product is planned to be available to the market by August 2000. The projected price point range of US$500 to US$1,000 per router will target small office-home office users and small businesses.

     The anticipated revenue from the roll-out of the Apprentice Router is expected to be generated from three main sources: (1) selling the Apprentice Router as a plug and play device; (2) licensing of the Apprentice Router Command Centre software; and, (3) developing customized network solutions for businesses utilizing the Apprentice Router and Apprentice Command Centre.

     Consumer demand is growing rapidly for high-speed Internet xDSL and cable connections. This provides a significant opportunity for a Linux-based plug and play router capable of offering services to new subscribers. Distribution channels include telcos, computer manufacturers, retailers and direct to the end user over the Internet. Through Information Highway.com, Inc., a Canadian-based ISP and a related company, LinuxWizardry has established a strategic partnership to sell their DSL Service with Bell Atlantic, one of the leading telecom companies in the eastern United States. Information Highway.com, Inc. Bell Atlantic will sell the LinuxWizardry Internet products through their existing customer base. Other distribution channels are also being investigated and developed.

ADDITIONAL  PRODUCT  POTENTIAL
----------  -------  ---------

     The Company believes, based upon its knowledge of the market, that the router has significant potential to develop into a network appliance as other applications such as firewall protection, VoIP solutions and VPNs are added to the router configuration.

     The Java-based Graphical User Interface software (Apprentice Com- mand Centre) developed by LinuxWizardry for the drag and drop configur- ation of a router has high functionality and ease of use.
 The Company believes that an excellent opportunity exists to license this software for use in other products and to OEMs. Custom programming and user interface solutions can also be provided on an outsource basis as the embedded Linux Operating System market continues to expand providing customized network solutions to larger businesses appears to represent a significant growth opportunity for LinuxWizardry to utilize their skills, knowledge and expertise to establish the Company as a premier service provider for Linux Operating System and Java-based solutions.

MANUFACTURING
-------------

     On June 9, 2000 the Company awarded a contract to Lineo, Inc., to manufacture the Apprentice Router incorporating LinuxWizardry's propri- etary configuration software known as the Apprentice Command Center. The Company believes that this alliance with Lineo TM will enable it to bring our Apprentice Router technology to market quickly and allow it to keep pace with the expected demand for its products. Under the terms of the Agreement, Lineo will manufacture the hardware for the first version of Apprentice Router for LinuxWizardry. Pursuant to the terms of the proposed License Agreement, Lineo will create 100 proto- type routers for LinuxWizardry for beta testing. LinuxWizardry will pay a non-recurring engineering fee of $35,000, together with the pay- ment of $29,900 for the prototpye routers. Upon completion of the beta testing, Lineo will manufacture the Apprentice Router at a cost of manu-facturing cost plus 45% on a declining scale, based on volume manufacturing, provided that the cost of the router will not exceed US$300.

COMPETITION
-----------

     Cisco Systems, Inc. currently controls 77% of the global router market with many small niche players holding a 1% to 2% market share. Other companies active in this market include Nortel Networks, Juniper Networks, Inc., Ramp Networks, Inc. and ZyXel Communications. The Apprentice Router's low cost, ease of use and flexibility combined with it being one of the few Linux-based routers available in the current market gives it a competitive advantage over other existing routers.

RISK  FACTORS
----  -------

     The Company is subject all of the generic risk factors affecting any small startup business, including: limited operating capital; limited management capabilities; difficulty and expense of marketing products; quickly and ever-changing technology, and perhaps, most importantly, significant competition from much larger competitors who are well-established, well-funded and capable of coming into the market with similar products which could quickly erase any potential advantage which LinuxWizardry may currently have. Any one or any combination of the above factors could be sufficient to cause the Company to fail in its current efforts and to possibly go out of business.


                        ITEM 2.  DESCRIPTION OF PROPERTY.
                                 ------------------------

Registrant's Head Office
------------------------

     The Company owns no properties. The Company currently utilizes office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management.

     The monthly rent for its portion of this 1,000 square foot space is $500.00. The present facilities are believed to be adequate for meeting the Registrant's needs for the immediate future. If required in the future, the Company does not anticipate that it will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

     LinuxWizardry, Inc., the Florida-based subsidiary currently sub leases office space in Boca Raton at a rate of US$5,724 on a lease which expires March 31, 2003.


                       ITEM 3.  PENDING LEGAL PROCEEDINGS.
                                --------------------------

     The Company is not presently involved in, nor aware of any pending legal proceedings which could have a material adverse effect upon its business or financial position. To the best of the Registrant's knowledge, no legal proceedings are contemplated by any governmental or regulatory authorities.

                        ITEM  4.   CONTROL OF REGISTRANT.
                                   ----------------------

     To the best of the Registrant's knowledge, it is not indirectly owned or controlled by any other corporation or foreign government.

     As of August 28, 2000, 13,764,864 Common Shares were outstanding. At such date, there were no persons or groups known to the Company to be the owners of more than 10% of the Registrant's issued and outstanding shares except as disclosed below:

 Title                                           Amount         Percent of Class
Identity of Person or Group                       owned           of class
---------------------------                     ---------       ----------------

  Common     John  G.  Robertson                1,652,000                 12.00%

The present officers and directors of the Company and its subsidiary, as a group own, directly or indirectly (including optioned shares of 950,000) a total of 5,985,423 shares representing 43.48% of the currently outstanding 13,764,864 Common Shares, as of August 15, 2000, and 40.65% of the shares which would be outstanding if all of the officers' and directors' 960,000 options were to be exercised.

There are no arrangements, known to the Company, the operation of which could result in a change in control of the Company.

ITEM  5.  NATURE OF TRADING MARKET.
          -------------------------

     The Registrant's shares have traded solely on the Alberta Stock Exchange (the "ASE") between November, 1995 and December 14, 1999, at which time it voluntarily delisted from said exchange. The stock has traded on the OTC Bulletin Board in the United States since November 1999 under the symbol "FPMCF".

     The Company believes that its common stock falls under the classification of a "penny stock", as that term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This rule imposes additional sales practice requirement on broker-dealers who sell such securities to persons, other that established customers and accredited investors, which are generally defined as institutions with assets in excess of US$5,000,000, or individuals with net worths in excess of US$1,000,000, or annual incomes exceeding US$200,000 or US$300,000 jointly with their spouse. For transactions covered by this rule, the broker-dealer must first make a special suitability determination for the purchaser and the transaction, prior to the sale. Consequently, the rule may affect the ability of brokers-dealers to sell the Registrant's securities and may also have a potentially adverse effect upon the ability of existing shareholders and new purchasers of the Registrant's securities to sell their shares in the secondary market, should one ever develop in the United States.

     The ranges of the low and high sales prices for the Company's shares traded on the ASE and OTC Bulletin Board during the last two fiscal years ended February 28/29 and the quarter ended May 31,

2000  were  as  follows:

     Period                          High*   Low*   Close*     Volume
     ------                          ----    ---    -----      ------

1999 1st  Quarter  ended   5/29/98   0.11    0.08    0.08     115,500
     2nd  Quarter  ended   8/31/98   0.15    0.08    0.14     116,595
     3rd  Quarter  ended  11/30/98   0.19    0.10    0.11     370,500
     4th  Quarter  ended   2/26/99   0.12    0.08    0.12      73,000

2000 1st  Quarter  ended   5/31/99   0.13    0.11    0.11     250,000
     2nd  Quarter  ended   8/31/99   0.16    0.08    0.12     374.500
     3rd  Quarter  ended  11/30/99*  0.72    0.16    0.66   1,228,000
     4th  Quarter  ended   2/29/00*  4.00    0.42    2.87  12,385,000

2001 1st  Quarter  ended   5/31/00*  1.25    4.60    1.31   8,614,800

*Prices  in  C$  through  11/30/99,  US$  from  12/01/99  through  5/31/00

     As of August 15, 2000, there were 13,764,864 Common Shares of the Company outstanding. At such date, there were 29 holders of record of the Registrant's shares residing in the United States, holding a total of approximately 3,070,950 shares, representing approximately 22.3% of the outstanding shares. This number does not include any possible shareholders who are not registered and those holding shares in street name.

ITEM  6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.
          -------------------------------------------------------------------

     (a) There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax. See
Item  7,  "Taxation".

     (b) There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non- Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

                               ITEM 7.  TAXATION.
                                        ---------

Withholding
-----------

     Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2 of the Canada-United States tax treaty, dividends paid to a resident if a company of the United States are only subject to a 15 percent withholding tax. Further, if the United states resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to Article XI[2 of the Canada-United States tax treaty.

Capital Gains
-------------

     A nonresident purchaser who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty.
 The shares of the Company would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

     Holders of Common Shares of the Company should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from the holding of Common Shares of the Company.


                        ITEM 8. SELECTED FINANCIAL DATA.
                                ------------------------

     The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 29, 2000, US$1.00 was equal to approximately C$1.4487. The exchange rates for the past five fiscal years ended February 28/29, are presented in the introduction to this registration statement.

     Capital Expenditures and Financing
     ----------------------------------

     At its February 28, 2000 fiscal year end, the Company had $750,000 of anticipated capital expenditures for the ensuing six month period.

     The following represents selected financial data for the Company for each of the past five fiscal years, ending on February 28/29. The data presented for the 2000, 1999, 1998 and 1997 fiscal years are prepared in accordance with generally accepted accounting principles in the United States and for 1996, in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars:

                                        Fiscal  Years  Ended  February  28/29

                            2000         1999        1998        1997      1996*
                       ------------  ----------  ----------  ----------  ----------
Net  Revenue           $         -   $       -   $       -   $       -   $     439
Income  (loss)
from  continuing
operations              (1,390,772)   (129,212)   (160,404)   (195,571)   (117,831)
Income  (loss)
per  Common  Share           (0.13)      (0.02)      (0.02)      (0.05)      (0.03)
Total  Assets              543,404       6,574      32,259     437,641     634,956
Working  Capital           451,376    (171,653)   (128,883)     30,521     116,344
Shareholders'  Equity      455,947    (171,651)   (129,881)    327,775     551,163
Cash  Dividends  per
 Common  Share         $       nil   $     nil   $     nil   $     nil   $     nil

*1996  figures  are  presented  under  Canadian  GAAP.

     Reference  is made to "Item 1. Description of Business" and "Item 9.
                                    -----------------------       ------
Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations"  for  a  description  of the initiation and progression of
----------
Registrant's  activities  since  its  incorporation.


ITEM  9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          ---------------------------------------------------------------
RESULTS OF OPERATIONS.
---------------------

     In the past, the Company has derived most of its development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

     The Company has been successful in the past in acquiring capital through the issuance of shares of its Common Stock, and through advances from related parties. Although it intends to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, the Company received from John G. Robertson, its President, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if the Company is not able to obtain funds required for maintaining its ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for the Company on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$100,000 per year and that he is capable of and willing to provide and/or arrange for such funding until the Company is able to obtain adequate funding from other sources, and/or is able to generate net earnings from revenues which will sustain its ongoing operations.

     In the event that Mr. Robertson were not able to meet his commitments, and no other sources of capital were available to the Company in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon the Registrant's shareholders.

     At the present time, and in its present circumstances, there exists substantial doubt as to the ability of the Company to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining the Registrant's operating overhead. Although Mr. Robertson has committed to ensuring that the Company is able to survive on an interim basis, over the longer term, the Com- pany will need to find and enter into a business which holds the pros- pects of ensuring that it can continue as a going concern. The primary focus of management at the present time is on researching new business opportunities and assessing potential financing possibilities for funding any such new business which may be entered into or acquired.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Three months ended May 31, 2000 compared to three months ended  May 31, 1999
----------------------------------------------------------------------------

     During the period ended May 31, 2000, the Company financed its operations mainly through the issuance of capital stock which provided a net $348,869 compared to no such stock sales in the 1999 period. The other significant source of capital resulted from an increase in accounts payable, which stood at $90,897 at the end of the 2000 period, compared to $22,777 at the end of the 1999 period. Amounts due to related parties decreased to $23,128 at the end of the 1999 period, compared to $180,134 at the end of the 1999 period.

     At the end of the 2000 period, current assets stood at $195,863, compared to $9,178 at the end of the 1999 period. Current liabilities decreased to $122,025 from $204,911 in 1999 due to the factors described above. As a result, working capital increase substantially from a negative $195,737 at the end of the 1999 period to a positive $73,838. Shareholders' equity increased to a positive $135,099 from a negative $195,733 at the end of the 1999 period as a result of the cash infusions from the capital stock insuances.


     Fiscal 1999 compared to 1998
     ----------------------------

     During the 1999 fiscal year ended February 28, 1999, the Company continued to derive, as in the past, most of its development and operating capital primarily from the issuance of capital stock.

     During the year, the Company issued a total of 584,000 Common Shares in a private placement at $0.15 per share which provided $87,442 to the Company. The securities offered pursuant to this placement were sold in Canada. During the year, the Company received a net $5,961 in advances from related parties.

     At 1999 yearend, current assets stood at $6,574, compared to $32,259 at the end of 1998. Current liabilities increased to $178,225 from $162,140 in 1998 due mainly to an increase in accounts payable from $7,667 at the end of in 1998 to $18,591 the end of 1999. Working capital decreased substantially to a negative $171,651 from a negative $129,881 at the end of 1998. Shareholders' equity decreased to a negative $171,651 from a negative $129,881 at the end of 1998. as a result of continuing operating losses.

     All  of  the  above  figures  are  reported  under  U.S.  GAAP.

RESULTS OF OPERATIONS
---------------------

     Three months ended May 31, 2000 compared to three months ended
     --------------------------------------------------------------
May 31, 1999
------------

     The Company received no revenues from operations in the 2000 period ended May 31, as it similarly did in the 1999 period. 2000 interest income increased to $538 from $45 in 1999.

     General and administrative expenses rose significantly in the 2000 period to $401,297 from the $21,082 of the previous year period as the Company went from an essentially dormant position to an operating entity. The most significant changes occurred in investor relations expenses, which jumped to $180,009 in 2000 from nil in 1999. Other significant increases came in office, rent and telephone costs which jumped to $60,820 from $2,751 in 1999 reflecting the operation of the Florida subsidiary. Salaries and benefits totaled $59,820 in 2000 compared to nil in 1999, and travel and promotion totaled $33,633 in 2000 compared to nil in 1999. Research and development expenses totaled $128,892 in the 2000 period compared to none recorded in the previous year. Likewise, selling and marketing expenses totaled $139,528 in the 2000 period compared to none recorded in the 1999 period.

     As a result of the increased expenditures, the net loss for the 2000 period totaled $669,717, compared to a loss of $21,082 in 1999.

Fiscal 2000 compared to 1999
----------------------------

     During fiscal 2000, the Company received no revenues from operations, as it also did in 1999. Interest income was negligible in both years.

     Administrative expenses in 2000 totaled $188,700 compared to $113,607 in 1999. The increase was due mainly to the higher level of activity related to the Company's acquisition of LinuxWizardry, Inc. Investor relations expenses totaled $42,951 in 2000 compared to $9.090 in 1999, Other factor contributing to
the  higher  administrative       expenses  were  increased  office,  rent  and
telephone expenses ($30,547 in 2000 vs $16,134 in 1999), increased professional fees ($25,240 in 2000 vs $16,223 in 1999). Management and directors fees also
rose to       $55,050 from $42,000 in 1999. Travel and promotion costs rose from nil in 1999 to $12,019 in 2000. The only area of decrease was in consulting and subtract expenses, which dropped from $17,486 in 1999 to $3,787 in 2000.

     Other expenses remained relatively stable. For additional details on events which took place during the course of the fiscal year, please refer to
Item  1.

     Mineral property carrying costs decreased considerably in 2000 to $3,817 from $15,605 in 1999 because the Company did not carry on any drilling activities during fiscal 2000 as it had in 1999.

     Costs associated with the acquisition and operations of LinuxWizardy, Inc. contributed significantly to expenses incurred during fiscal 2000. Research and development costs totaled $1,000,557 compared to no such amount during the previous year, since LinuxWizardy, Inc. was only formed in late 1999. Selling and marketing costs related to that business totaled $97,698 in 2000.

     The net loss for 2000 under U.S. GAAP., totaled $1,390,772 compared to a loss of $129,212 in 1999.

     Fiscal 1999 compared to 1998
     ----------------------------

     The Company received no revenues from operations in fiscal 1999 as it similarly did in 1998. 1999 interest income decreased to $148 from $2,875 in 1998.

     Administrative expenses rose to $113,607 in 1999 from $98,553 in 1998 due mainly to a net increase of $26,084 in consulting and professional fees while investor relations expenses dropped to $9,090 from $27,726 in 1998. Other expenses remain relatively static.

     Mineral property exploration expenses dropped considerably in 1999 to $13,808 from $61,851 in 1998 as the Company determined to de- emphasize its interest in this area due low gold prices, lack of positive exploration results and difficulty in raising capital for further exploration.

     The net loss for 1999 under U.S. GAAP., totaled $129,212 compared to a loss of $160,404 in 1998.

     Year 2000 Concerns and Compliance
     ---------------------------------

     The Company experienced no adverse effects as a result of concerns related to the year 2000 (Y2K) rollover. Neither is the Company aware of any adverse effects which may have been experienced by any of its suppliers or customers as a result of their relationship or dealings with the Company.

     ITEM  9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                ----------------------------------------------
MARKET RISK.
------------

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will be effective for the Registrant's fiscal year beginning March 1, 2000. Because the Company is not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on the Registrant's financial position or results of operations.

               ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT.
                        -----------------------------------------

                        Position with                         Office
        Name             Registrant       Term of Office     Held Since
        ----            --------------  -------------------  ----------

John G. Robertson       President and   Annual Shareholders   3/05/79
                        Director        Meeting in 2000

Brian  Cherry           Director        Annual  hareholders   2/11/93
                                        Meeting  in  2000

Donna M. Moroney        Director and    Annual Shareholders   6/17/98
                        Secretary       Meeting in 2000

Jennifer H. Lorette     Vice President  At the discretion     6/01/94
                        and CFO         of the Directors

Mike Carpenter          Director and    At the discretion     1/07/00
                        Officer of      of the Directors
                        Subsidiary

Nelson Comas            Director and    At the discretion     1/07/00
                        Officer of      of the Directors
                        Subsidiary

Frank Gepfrich          Officer of      At the discretion     1/07/00
                        Subsidiary      of the Directors

Russ Gallagher          Officer of      At the discretion     1/07/00
                        Subsidiary      of the Directors

     John G. Robertson  - Mr. Robertson is President and founder of the Company.
     ------- ---------
He is also the President and a Director of the following public companies: IAS Communications, Inc., a U.S. public company which is developing and marketing proprietary antenna technology; Information Highway Inc., a U.S. public company engaged in the internet services provider business; Reg Technologies Inc., a Canadian company, and REGI U.S. Inc., a related U.S. public company which, together, are engaged in the development of a rotary engine/compressor technology; and Teryl Resources Corp., a Canadian public company engaged in the minerals development business in Alaska. He is also President and a Director of SMR Investments Ltd., a private company. Mr. Robertson is a citizen and resident of Canada.

     Brian Cherry  -  Mr.  Cherry  is  a  Director of the Company.  He is also a
     ------------
Director and Officer of the following public companies: Reg Technologies Inc., REGI U.S. Inc. and Teryl Resources Corp., and is also employed by Superior Manufacturing, a private company located in Mission, B.C. Mr. Cherry is a citizen and resident of Canada.

     Donna M. Moroney  -  Ms.  Moroney  is  a director of the Company and also a
     ----------------
consultant to and officer of a number of private and public companies in Canada providing assistance in regulatory compliance and administrative support. She is a citizen and resident of Canada.

     Jennifer H. Lorette  -  Ms.  Lorette  has  been  Vice  President  and Chief
     -------------------
Financial Officer of the Company since June 1, 1994. She is also a vice president of Reg Technologies, Inc. and REGI US, Inc. Ms. Lorette is also Secretary/ Treasurer and Chief Financial Officer of Information Highway Inc., and Secretary/Treasurer of IAS Communications Inc. Ms. Lorette is a citizen and resident of Canada.

     Michael Carpenter,  Chief  Executive  Officer  of  subsidiary - has over 20
     -----------------
years of experience with IBM, Motorola, Honeywell, Boeing and Chrysler in the development of Linux and Unix based applications including IBM ViaVoice Outloud for the Linux Operating System.

     Nelson Comas,  Chief  Operating  Officer  of  subsidiary  - has 12 years of
     ------------
experience in developing and optimizing the manufacturing process throughout major manufacturing facilities worldwide, through hardware and software process improvements. Mr. Comas has an extensive background in Test Systems
Engineering and was responsible for the development of level 4 software processes at Motorola.

     Frank Gepfrich,  Chief  Technology  Officer of subsidiary - has 14 years of
     --------------
experience in developing enterprise software solutions with X- Windows and Java for Unix. Additional technical experience also includes creating Intranet applications using CORBA and JAVA in mixed computer environments. Mr. Gepfrich was also responsible for developing corporate wide solutions at Motorola.

     Russ Gallagher,  Chief  Financial  Officer of subsidiary, has over 40 years
     --------------
experience in the securities industry, including 20 years as owner of Gallagher & Co., a NASD broker dealer firm. Mr. Gallagher previously worked as a computer design engineer for North American Rockwell and has advanced degrees in Electrical Engineering.


                ITEM 11.  REMUNERATION OF DIRECTORS AND OFFICERS
                          --------------- ------------- --------

     For the fiscal year ended February 29, 2000 the Company and itssubsi-diaries paid $42,000 in compensation to directors and officers as a group.

     SMR Investments Ltd., a company owned by Susanne M. Robertson, wife of John G. Robertson, receives, in accordance with a management agreement $2,5OO per month for management fees provided to the Company and $500 per month for rent. A further $1,000 per month is paid to the President of the Company, John
G. Robertson, as a director's fee. John G. Robertson is also president and a director of SMR Investments Ltd.

     During the fiscal year ended February 29, 2000 stock options were granted on a total of 1,100,000 common shares pursuant to stock option plans. A total of 725,000 are exercisable at $0.75 and expire on December 21, 2004, and 375,000 are exercisable at $0.75 and expire on January 5, 2005.

     No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year.

     No monies were set aside or accrued by the Company during the fiscal year ended February 29, 2000 to provide pension, retirement or similar benefits for officers or directors of the Company.


ITEM  12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT  OR SUBSIDIARIES
           ---------------------------------------------------------------

Options and warrants to purchase Registrant's Common Shares
-----------------------------------------------------------
held by Officers and Directors of Registrant and Subsidiary
----------- -----------------------------------------------

                                Number of   Exercise      Expiration
Name of Optionee                 Shares       Price     Date of Option
----------------                 -------      -----     --------------

John  G.  Robertson              375,000      $0.75        12-21-04
Brian  Cherry                     75,000       0.75        12-21-04
Donna  M.  Moroney                75,000       0.75        12-21-04
Jennifer  H.  Lorette             75,000       0.75        12-21-04
Mike  Carpenter                   95,000       0.75        01-05-05
Nelson  Comas                     85,000       0.75        01-05-05

Frank  Gepfrich                   85,000       0.75        01-05-05
Ray  Gallagher                    85,000       0.75        01-05-05
  As  a  group                   950,000

Options and warrants to purchase Registrant's Common Shares held by Others
--------------------------------------------------------------------------

           Number of     Exercise     Expiration
             Shares       Price     Date of Option
             ------       -----     --------------

Employee    100,000       $0.75       12-21-04
Employee     25,000        0.75       12-21-04


ITEM  13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
           ----------------------------------------------

     The Company is party to a management services agreement with SMR Investment Ltd. under which it incurred management fees of $30,000 in each of fiscal years 2000, 1999 and 1998, and rent of $6,000 in each of fiscal years 2000, 1999 and 1998. SMR Investment Ltd. is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

     The Company paid a director's fee of $12,000 to John G. Robertson, its president, during each of fiscal years 2000, 1999 and 1998.

     The Company had related party advances outstanding of $9,929 at the February 2000 yearend, compared to $157,634 at the end of its previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

                                     PART II

ITEM  14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
           ------------------------------------------

     The Company has an authorized capital of 100,000,000 Common Shares without par value. Of these, 12,909,114 shares were issued and outstanding as of February 28, 2000 and 13,764,864 shares were issued and outstanding as of the date of this Form 20-F. The Common Shares are not subject to any future call or assessment and they all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof. There are no restrictions on the repurchase or redemption of shares while there is any arrearage in the payment of dividends or sinking funds installments.

A.  CAPITAL STOCK
    -------------

     The holders of Common Shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefor. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is two shareholders (or proxyholders) personally present. The holders of shares are entitled to one vote per share on all matters submitted to a vote of shareholders. In the event of any liquidation, dissolution or winding up of the business of the Company, the assets of the Company, if any, after payment or provision for payment of all debts, obligations or liabilities of the Company, shall be distributed to the holders of shares. There are no pre- emptive rights, subscription rights, conversion rights or redemption provisions relating to the shares and none of the shares carries any liability for further calls.

     The rights of holders of shares may not be modified other than by a vote of 75% of the shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with two shareholders (or proxyholders) personally present holding not less than 10% of the issued shares, the rights of holders of shares may be modified by less than a majority of the issued shares of Company. Where the rights of any class of shares have been amended, however, the holders of more than 1O% of that class of shares who were entitled to vote and did vote against the special resolution for the amendment are entitled, under the Company Act (British Columbia), to apply to the court to set aside the special resolution. On such application, the court may set aside the resolution, affirm the resolution subject to certain terms or affirm the resolution and require the Company or any other person to purchase the shares of any shareholder at a price and on the terms determined by court.

B.  OTHER SECURITIES TO BE REGISTERED
    ---------------------------------
     None

                                    PART III

                    ITEM 15. DEFAULTS UPON SENIOR SECURITIES
                             -------------------------------

Not  applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
         -----------------------------------------------------------------------

Not  applicable.


                                     PART IV

                         ITEM 17.  FINANCIAL STATEMENTS
                                   --------------------

Reference  is  made  to  "Item  18.  "Financial  Statements".


                         ITEM 18.  FINANCIAL STATEMENTS
                                   --------------------

     The Registrant's Financial Statements, Auditor's Reports and Notes to the Financial Statements which are required to be filed hereunder are listed in Item 19(a) hereof and are contained on pages 25 through 34 of this Form 20-F.


                   ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
                             ---------------------------------

(a)  Financial Statements for the fiscal years ended February 28 2000, 1999, and
     --------------------
1998 are audited. The Financial Statements were prepared in accordance with generally accepted accounting principles in the United States and are expressed in Canadian dollars. At February 28, 2000 the Canadian dollar equalled approximately US$0.6897.

     (b)  Exhibits.  Reference is made to the Exhibit Index displayed on page 35
          ---------
of this Form 20-F which incorporates by reference those exhibits previously filed.

LINUXWIZARDRY  SYSTEMS,  INC.
(FORMERLY  FLAME  PETRO-MINERALS  CORP.)

(EXPRESSED  IN  CANADIAN  DOLLARS)

                                      INDEX
                                      -----

Independent  Auditors  Report                                               F-1

Consolidated  Balance  Sheets  as  of  February  29,  2000
 and  February  28,  1999                                                   F-2

Consolidated  Statements of Loss and Deficit for the Years Ended
 February  29,  2000  and  February  28,  1999                              F-3

Consolidated  Statements  of  Cash  Flows  for  the  Years Ended
 February  29,  2000  and  February  28,  1999                              F-4

Notes  to  the  Consolidated  Financial  Statements                 F-5 to F-10

                           Independent Auditors Report
                           ---------------------------
                                       of
                           Elliott Tulk Pryce Anderson
                              Chartered Accountants

LinuxWizardry  Systems,  Inc.
(formerly  Flame  Petro-Minerals  Corp.)
(Expressed  in  Canadian  dollars)




                                      Index
                                      -----



Independent Auditors' Report                                                 F-1

Consolidated Balance Sheets as of February 29, 2000 and
 February 28, 1999                                                           F-2

Consolidated Statements of Loss and Deficit for the Years Ended
 February 29, 2000 and February 28, 1999                                     F-3

Consolidated Statements of Cash Flows for the Years Ended
 February 29, 2000 and February 28, 1999                                     F-4

Notes to the Consolidated Financial Statements                       F-5 to F-10

                          Independent Auditors' Report
                          ----------------------------

To  the  Directors  of
LinuxWizardry  Systems,  Inc.  (formerly  Flame  Petro-Minerals  Corp.)

We have audited the accompanying consolidated balance sheets of LinuxWizardry Systems, Inc. (formerly Flame Petro-Minerals Corp.) as at February 29, 2000 and February 28, 1999 and the consolidated statements of operations and deficit, and cash flows for the years ended February 29, 2000 and February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the years then ended February 29, 2000 and February 28, 1999 in accordance with generally accepted accounting principles in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception and has recently acquired a new business in the development stage requiring significant operating funds. These factors raise doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Notes 1 and 10. These consolidated financial statements do not include any adjustments which might result from the outcome of these uncertainties.





                                                           CHARTERED ACCOUNTANTS
Vancouver,  Canada
May  26,  2000

Vancouver,  Canada
May  26,  2000
LinuxWizardry  Systems,  Inc.
(formerly  Flame  Petro-Minerals  Corp.)
Consolidated  Balance  Sheets
(Expressed  in  Canadian  dollars)



                                                            February 29,   February 28,
                                                                2000           1999
(Note 2(b))
                                                                       $               $
                                          Assets
Current Assets
     Cash                                                        369,395          2,187
Accounts receivable                                                    -          4,385
Prepaid expenses                                                 169,438              -

                                                                 538,833          6,572
Capital Assets (Note 3)                                            7,569              -
Natural Resource Properties (Note 4)                                   2              2

                                                                 543,404          6,574

                                         Liabilities
Current Liabilities
     Accounts payable                                             69,528         18,591
Accrued liabilities                                                8,000          2,000
Due to related parties (Note 5)                                    9,929        157,634

                                                                  87,457        178,225

Contingencies and Commitments (Notes 1 and 7)
  Shareholders' Equity
Common Stock (Note 6)
     Authorized:     100,000,000 common shares,
no par value
     Issued:     12,909,114 and 10,004,114 respectively        2,767,512      1,402,137
     Common shares and warrants subscribed for but not
    issued (600,000 shares) (Note 6(a))                          652,995              -

                                                               3,420,507      1,402,137
Deficit                                                       (2,964,560)    (1,573,788)

                                                                 455,947       (171,651)

                                                                 543,404          6,574


(The accompanying notes are an integral part of these consolidated financial statements)

Approved  by  The  Board:
John  G.  Robertson,  Director          Brian  Cherry,  Director

LinuxWizardry  Systems,  Inc.
(formerly  Flame  Petro-Minerals  Corp.)
Consolidated  Statements  of  Loss  and  Deficit
(Expressed  in  Canadian  dollars)



                                                        February 29,   February 28,
                                                           2000            1999
  (Note 2(b))
                                                        $            $
Revenues                                                           -              -
Expenses
     General and Administrative
     Consulting and subcontract                                  3,787       17,486
Foreign exchange                                                 1,905          299
Investor relations                                              42,951        9,090
Management and directors fees (Note 5(b))                       55,050       42,000
Office, rent and telephone                                      30,547       16,134
Professional fees                                               25,240       16,223
Regulatory fees                                                 13,547       12,523
Technical report                                                 4,000            -
Travel and promotion                                            12,019            -
Less interest income                                              (346)        (148)

                                                               188,700      113,607

Research and Development
     Programmers                                                14,500            -
Purchased in process research and development (Note 1)       1,086,057            -

                                                             1,100,557            -

Selling and Marketing
     Advertising and trade shows                                93,196            -
Travel                                                           4,502            -

                                                                97,698            -

Natural Resource
     Assaying and metallurgical                                      -          816
Drilling                                                             -       12,992
Annual lease costs                                               3,817        1,797

                                                                 3,817       15,605

Net Loss For The Year                                       (1,390,772)    (129,212)
Deficit - Beginning of Year                                 (1,573,788)  (1,444,576)


Deficit - End of Year                                        (2,964,560)  (1,573,788)


Loss per share (Note 2)                                            (.13)        (.02)


(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.
(formerly Flame Petro-Minerals Corp.)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

                                                        February 29,   February 28,
                                                           2000            1999

  (Note 2(b))
                                                        $            $
Operating Activities
     Net loss for the year                               (1,390,772)    (129,212)
     Financial consulting services paid with shares          27,187            -
In process research and development paid with shares      1,086,057            -
     Change in non-cash working capital items                30,822        7,461

Cash to Operations                                         (246,706)    (121,751)
Financing Activities
     Capital stock issued and/or subscribed for              766,245       87,442
Advances from (repayment to) related parties                (147,705)       5,961
Cash from Financing Activities                               618,540       93,403
Investing Activities
     Acquisition of capital assets                            (7,569)           -
Cash to Investing Activities                                  (7,569)           -
Increase (Decrease) in Cash During the Year                  367,208      (28,348)
Cash - Beginning of Year                                       2,187       30,535
Cash - End of Year                                           369,395        2,187

Cash is comprised of:
     Cash (deficiency)                                       369,395         (313)
Term deposit                                                       -        2,500
                                                             369,395        2,187
Non-Cash Financing Activities
     Stock based compensation
     150,000 shares were issued pursuant to a
financial consulting services agreement                      164,625            -
     Property acquisition (Note 1)
     LinuxWizardry, Inc. was acquired by way
of issuance of 2,000,000 shares                               1,087,500         -

                                                              1,252,125         -


Income taxes paid                                                  -            -
Interest paid                                                      -            -

(The accompanying notes are an integral part of these consolidated financial statements)

LinuxWizardry Systems, Inc.
(formerly Flame Petro-Minerals Corp.)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)




1.   Nature of Operations, Business Acquisition and Continuance of Business

     The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

     The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board under the symbol "LNXWF".

     On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. has no sales to date and is currently developing various prototypes. Operating advances of US$545,000 have been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to May 26, 2000. Additional funds are required to further develop the software solutions and commercially exploit and execute upon their business plan. The Company plans to raise US$2,000,000 to provide necessary funds to the end of the next fiscal year. (Note 10)

     The business  acquisition  was accounted  for using the purchase  method of accounting for business combinations. Share consideration, totalling $1,087,500, was allocated to in process research and development which was expensed to operations. There were no other purchase price adjustments.

     On  March  15,  2000   shareholders   approved   to  rename  the   Company,
     LinuxWizardry Systems, Inc.

     The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software. As a result of the uncertainty that is typical in a development stage company there is doubt about the companies ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

     The Company is also in the business of acquiring and exploring mineral properties in the State of Alaska. There has been no determination whether properties held contain ore reserves which are economically recoverable.


2.   Significant Accounting Policies

     (a)  Basis of Accounting

     These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

(b)     Consolidation

     These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc. These accounts only include the operations of LinuxWizardry, Inc. for the period from January 10, 2000 (date of acquisition) to February 29, 2000.

     The comparative figures include only the accounts of the Company.

     (c)  Natural Resource Properties

          The Company confines its exploration activities to areas from which gold has previously been produced or to properties which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

          Exploration and development expenditures are expensed as incurred.

          The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

          The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

          Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

     (d)  Translation of Foreign Subsidiary Balances and Transactions

          The Company's subsidiary's functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

          Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

     (f)  Loss Per Share

          Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

          Year  to  February  28,  1999                8,505,000
          Year  to  February  29,  2000               10,892,000

          Loss  per  share  does  not  include  the  effect  of  the   potential
          conversions of stock options, as their effect would be anti-dilutive.

     (g)  Accounting for Stock Based Compensation

          The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

3.   Capital Assets

     Capital assets are comprised of computers, furniture and telecommunications equipment acquired in February, 2000. These assets will be amortized on a straight-line basis over their useful lives, estimated to be two years, starting March 1, 2000.


4.   Natural Resource Properties

     (a)  Mineral Property

          The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

          The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will reduce exploration expenses.

          The  Company  has  written  down  its  interest  to  a  nominal  $1.

     (b)  Petroleum Property

          The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. The Company has written down its interest to a nominal $1.


5.   Related Party Balances/Transactions

     (a)  Balances

          The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

     (b)  Transactions

          (i) Pursuant to a management services agreement, the Company paid management fees of $30,000 (1999 - $30,000) and rent of $6,000
               (1999 - $6,000) to a company controlled by the President of the Company.

          (ii) The Company paid a director's fee of $12,000 (1999 - $12,000) to the President of the Company.

          (iii)The Company paid the President of LinuxWizardry, Inc. a salary of US$9,000.


6.   Capital Stock


                                                              No.of        Value
                                                              Shares         $
  Issued as at February 28, 1998                            9,420,114   1,314,695
  Issued during 1999 for:
    Cash pursuant to a private placement                      584,000      87,442

  Issued as at February 28, 1999                           10,004,114   1,402,137
  Cancelled due to a private placement rescission             (20,000)     (3,000)


  Issued during the year for:
    Cash pursuant to stock options exercised                  775,000     116,250
Financial consulting services - stock based compensation      150,000     164,625
Acquisition of LinuxWizardry, Inc. (Note 1)                 2,000,000   1,087,500

  Issued at February 29, 2000                              12,909,114   2,767,512

     (a)  Shares allotted pursuant to a unit private placement

          The Company raised US$450,000 pursuant to a private placement of 600,000 units at US$0.75 per unit. These units were issued in March, 2000 and each unit contained one share and one warrant to acquire one additional share at US$1.00 if exercised within one year of receipt of funds being between January 7, 2001 and February 28, 2001. A total of 207,000 warrants were exercised subsequently.

     (b)  Escrowed shares

          A total of 1,077,994 shares are held in escrow to be released as follows:

          (i) 317,057 shares upon completion of a work program on the Fish Creek claim, subject to regulatory approval;

          (ii) 190,234 shares on each of November 7, 1997,  1998, 1999 and 2000.
               The November 7, 1997, 1998 and 1999 releases have not been requested by the Company.

     (c)  Stock options

          (i)  Fiscal 1999

               The Company reserved 850,000 common shares pursuant to three separate stock option plans. On December 20, 1994 the Company granted stock options to certain directors and employees to acquire 675,000 shares at $0.15 per share expiring December 20, 1999. On September 29, 1998 the Company granted stock options to a director to acquire 75,000 shares at $0.15 per share expiring September 29, 2003. On October 5, 1998 the Company granted stock options to an employee to acquire 25,000 shares at $0.15 per share expiring 2003. A total of 775,000 shares were issued during fiscal 2000 pursuant to stock options exercised; a total of 75,000 expired.

          (ii) Fiscal 2000

               A total of 1,100,000 common shares are reserved pursuant to stock options granted during the year. A total of 725,000 are exercisable at $0.75 expiring December 21, 2004 and 375,000 are exercisable at US$0.75 expiring January 5, 2005.

          The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

          The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

          If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2000 and 1999 would have been as follows:

                                2000        1999
                                  $           $
Net loss
    As reported              (1,390,772)  (129,212)

Pro forma                    (1,433,689)  (130,000)

  Basic net loss per share

    As reported                     (.13)(.02)
Pro forma                           (.13)(.02)



7.   Commitments

     (i) The Company is committed to paying 10,000 shares per month for the five months ending July 31, 1999 pursuant to a financial services agreement.

     (ii) The Company has entered into a premises sublease on April 10, 2000 for its Florida operation. The Company paid US$10,800 as a security deposit and last months rent. Monthly lease payments are US$5,724 to the end of the lease which expires March 31, 2003.

     (iii)See Note 6(a) and (c) regarding the allotment of shares pursuant to warrants and stock options outstanding.



8.   Losses  and  Deductions  for  Tax  Purposes

     The Company has Canadian income tax losses of approximately $633,000 which are available to reduce taxable income of future years. The losses expire as follows:

               $               $
          2001           66,000     2005      99,000
          2002           80,000     2006     106,000
          2003          118,000     2007
          2004          114,000


     The Company has US tax losses of US$94,000 expiring in 2015.

     The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

     The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $355,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

     The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts as realization is not virtually certain or reasonably assured.

     The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $375,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.


9.   Financial Instruments

     Financial instruments included in the balance sheet are comprised of cash, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

     The  Company  has  no  interest rate risk or concentrations of credit risk.


10.  Subsequent Events

     Subsequent  to  February  29,  2000  the  Company  has:

     (a) received US$207,000 and issued 207,000 shares pursuant to the exercise of warrants.

     (b) started negotiations with a private financier to raise US$2,000,000 by way of an issuance of equity securities.

THIS  AGREEMENT  is  dated  for  reference  the  7th  day  of  January  2000.
                                                 ---           --------------

BETWEEN:
     FLAME  PETRO-MINERALS  CORP.  ("FLAME  PETRO")
     #185,  10751  Shellbridge  Way
     Richmond,  B.C.
     V6X  2W8
                       OF  THE  FIRST  PART
AND:
     MIKE  CARPENTER  ("CARPENTER")
     123  NW  13th  Street,  Suite  214-02
     Boca  Raton,  FL  33432

                       OF  THE  SECOND  PART

AND: LINUXWIZARDRY,  INC.  ("PRIVCO")
     123  NW  13th  Street,  Suite  214-02
     Boca  Raton,  FL  33432

                       OF  THE  THIRD  PART
WHEREAS:

This Agreement is intended to outline the mutual understanding as to the terms and conditions upon which Carpenter, PrivCo and FlamePetro hereto wish to enter into an agreement to finance and develop a LinuxWizardry Router (as hereinafter defined). The terms and conditions set out herein will be included in a formal agreement to be entered into between the parties hereto, which proposed agreement will contain customary terms and conditions commonly found in similar agreements of the sort in question, and will provide, inter alia, as follows:

1. Flame Petro agrees to issue 2,000,000 of its common shares to Carpenter or his nominees for 100% interest in the issued shares of PrivCo. The said 2,000,000 treasury shares are subject to the regulation of the SEC and the applicable British Columbia and Alberta Securities rules and regulations.

2. In further consideration for the 2,000,000 shares of Flame Petro, Carpenter agrees to transfer the LinuxWizardry.com domain name to Flame Petro.

3. Carpenter agrees to build and test a Linux based, low cost router that provides a simple drag and drop JAVA user Interface for configuration protocol routing (the "LinuxWizardry Router") for PrivCo, as more particularly described in the LinuxWizardry Product Development Proposal prepared by Mike Carpenter, as attached as Schedule "A" hereto.

4. Carpenter agrees to work exclusively for PrivCo for one (1) year on any Linux related projects and/or a longer term as long as Carpenter is an employee or Officer of PrivCo.

5.   FlamePetro agrees to vend in the LinuxWizardry Router concept to PrivCo.

6. FlamePetro agrees to appoint Carpenter as Chief Executive Officer of the PrivCo. FlamePetro will appoint the President, Secretary of the PrivCo. Carpenter and Flame Petro will appoint 2 directors each for the PrivCo. 1.

7. Carpenter agrees to grant to PrivCo the first right of refusal to finance and own any other Linux based projects that may be developed by Carpenter in the future.

8. Attached to this Letter of Intent as Schedule "B" is a budget for a proposed four phase work program on the LinuxWizardry Router as prepared by Carpenter and reviewed by FlamePetro (the "Work Program").

9. FlamePetro agrees to finance Phase I of the Work Program within ten business days from the date that this Letter of Intent is signed by both parties hereto.

10. The Phase 2, Phase 3 and Phase 4 of the Work Program shall be financed by FlamePetro, subject to successful completion of the Phase I Work Program and provided that a report on the results of the successful Phase I Work Program has been completed by FlamePetro's Chief Information Officer (to be appointed) and the Chief Information Officer recommends proceeding with Phase 2, Phase 3 and Phase 4 of the Work Program.

11. Flame Petro agrees to grant to Carpenter a stock option to purchase up to 100,000 common shares in the capital stock of Flame Petro, which option shall be exercisable at a price of $0.75 US per share and shall be exercisable for a period of five years from the date of granting. The stock option shall be formalized by a Stock Option Agreement and shall be subject to Flame Petro's Stock Option Plan and may be exercised at the rate of 25% every 90 days.

12.  Carpenter agrees to gift back the 2,000,000 shares of Flame Petro after one
     (1) year from the date of this agreement in the event the LinuxWizardry Router project or other Linux commercial applications is not successfully available for production. The decision will be made by an independent technical Company appointed by the Flame Petro Board of Directors.

13. If either party fails to perform its obligations hereunder (the "Defaulting Party") after receiving written notice from the other party (the "Notifying Party") requesting performance from the Defaulting Party and the Defaulting Party fails to carry out its obligations hereunder within 30 days of receipt of such notification from the Notifying Party, this Letter of Intent may be terminated at the sole option of the Notifying Party and any and all obligations of both parties hereto shall immediately terminate.

14. The above Agreement sets out the intended terms and conditions of a formal agreement to be entered into between the parties hereto within a period of 30 days from the date hereof.



IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the ___ of January 2000.


FLAME  PETRO-MINERALS  CORP.               MIKE  CARPENTER


Signature                                  Signature

/S/ JOHN  ROBERTSON                        /S/ MIKE  CARPENTER
-------------------                        --------------------
Print  Name                                Print  Name

President
-------------------                        --------------------
Title                                      Title




LINUXWIZARDRY,  INC.


-------------------
Signature

/S/ MIKE  CARPENTER
-------------------
Print  Name

-------------------
Title