Form 20-F
period 2001-02-28
LINUXWIZARDRY SYSTEMS INC
filed 2001-07-18
CIK 1088158

United States Securities and Exchange Commission
                             WASHINGTON, D.C. 20549
                _________________________________________________

                                    FORM 20-F

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended February 28, 2001

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number  000-30084
                                                ---------

                           LINUXWIZARDRY SYSTEMS, INC.
                           ---------------------------
             (Exact name of registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                            ------------------------
                 (Jurisdiction of incorporation or organization)

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

     Title of Each Class                Outstanding  at  February  28,  2001
     ---------------------------        ------------------------------------
     COMMON SHARES, NO PAR VALUE        17,992,459

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes       No X
                                    ---      ---
     Indicate by check mark which financial statement the registrant has elected to follow.
                             Item 17.     Item 18. X
                                     ---          ---

TABLE  OF  CONTENTS
-------------------

Forward-Looking Statements . . . . . . . . . . . . . . . . . . . . . . . . .   4
Foreign Private Issuer Status and Currencies and Exchange Rates. . . . . . .   6
     PART I. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. . . . . .   6
ITEM 2.     OFFER AND STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . . .   6
ITEM 3.     KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .   7
     A.     SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . .   7
     B.     CAPITALIZATION AND INDEBTEDNESS. . . . . . . . . . . . . . . . .   7
     C.     REASON FOR THE OFFER AND USE OF PROCEEDS . . . . . . . . . . . .   7
     D.     RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . .   7
Item 4.     INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . . . .  13
     A.     HISTORY AND DEVELOPMENT. . . . . . . . . . . . . . . . . . . . .  13
     B.     BUSINESS OVERVIEW. . . . . . . . . . . . . . . . . . . . . . . .  19
     C.     ORGANIZATIONAL STRUCTURE . . . . . . . . . . . . . . . . . . . .  30
     D.     PROPERTY, PLANT AND EQUIPMENT. . . . . . . . . . . . . . . . . .  30
Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . . . .  30
     A.     OPERATING RESULTS. . . . . . . . . . . . . . . . . . . . . . . .  30
     B.     LIQUIDITY AND CAPITAL RESOURCES. . . . . . . . . . . . . . . . .  31
     C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC. . . . . . .  32
     C.     TREND INFORMATION. . . . . . . . . . . . . . . . . . . . . . . .  33
ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . . . .  33
     A.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . . . .  33
     B.     COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . .  34
     C.     BOARD PRACTICES. . . . . . . . . . . . . . . . . . . . . . . . .  35
     D.     EMPLOYEES. . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
     E.     SHARE OWNERSHIP. . . . . . . . . . . . . . . . . . . . . . . . .  36
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . . .  36
     A.     Major Shareholders.. . . . . . . . . . . . . . . . . . . . . . .  36
     B.     Related Party Transactions.. . . . . . . . . . . . . . . . . . .  37
     C.     Interests of Experts and Counsel.. . . . . . . . . . . . . . . .  37
ITEM 8.     FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . .  37
     A.     Consolidated Statements and Other Financial Information. . . . .  37
     B.     Significant Changes. . . . . . . . . . . . . . . . . . . . . . .  37
ITEM 9.     THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . . . . .  38
ITEM 10.    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . .  39
     A.     Share Capital. . . . . . . . . . . . . . . . . . . . . . . . . .  39
     B.     Memorandum and Articles of Association . . . . . . . . . . . . .  39
     C.     Material Contracts . . . . . . . . . . . . . . . . . . . . . . .  39
     D.     Exchange Controls. . . . . . . . . . . . . . . . . . . . . . . .  40
     E.     Taxation.. . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
     F.     Dividends and Paying Agents. . . . . . . . . . . . . . . . . . .  40
     G.     Statement by Experts.. . . . . . . . . . . . . . . . . . . . . .  40
     H.     Documents on Display.. . . . . . . . . . . . . . . . . . . . . .  41
     I.     Subsidiary Information.. . . . . . . . . . . . . . . . . . . . .  41
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . .  41
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . .  41
     PART II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES . . . . . . . . .  41
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
     USE OF PROCEEDS.. . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
     A.     Material Modifications to the Rights of Security Holders . . . .  42
     B.     Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .  42

ITEM 15.    [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
ITEM 16.    [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
     PART III. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
ITEM 17.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . .  42
ITEM 18.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . .  42
ITEM 19.    EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
     SIGNATURE PAGE. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

                           FORWARD-LOOKING STATEMENTS

This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These  forward-looking  statements  address,  among  others,  such  issues  as:
     -    future  prices  of  and  demand  for  our  products,
     -    future  earnings  and  cash  flow,
     -    future  plans  and  capital  expenditures,
     - expansion and other development trends of the computer hardware/router industry,
     -    expansion  and  growth  of  our  business  and  operations,  and
     -    our  prospective  operational  and  financial  information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

     -    fluctuations  in  prices  of  our  products,
     -    potential  acquisitions  and  other  business  opportunities,
     -    general  economic,  market  and  business  conditions,  and
     -    other  risks  and  factors  beyond  our  control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

CERTAIN  TERMS  AND  CONVENTIONS

Glossary  of  Technical  Terms

     Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

GNU. . . . . . . . .A  project  sponsored  by the Free Software Foundation, Inc.
                    (Boston) that is developing complete software environments including operating system Kernels and utilities, editors, compilers and debuggers. GNU facilitates the distribution of free software though the GNU Licenses described below.

GNU  GENERAL        The license that accompanies the GNU software. Also known as
PUBLIC  LICENSE. . .a  "copyleft", it gives everyone the right to use and modify the material as long as they make it available to everyone else with the same licensing stipulation.

GUI. . . . . . . . .(Graphical  User  Interface) A graphics-based user interface that incorporates icons, pull-down menus and a mouse. The GUI has become the standard way users interact with a computer. The three major GUIs are Windows, Macintosh and Motif. In a client/server environment, the GUI resides in the user's client machine.

IPSEC. . . . . . . .IPsec  (Internet Protocol Security) is a developing standard for security at the network or packet processing layer of network communication.

KERNEL . . . . . . .The  fundamental  part  of a program, typically an operating system, that resides in memory at all times and provides the basic services. It is the part of the operating system that is closest to the machine and may activate the hardware directly or interface to another software layer that drives the hardware.


LINUX. . . . . . . .A  version  of  UNIX  that  runs  on  x86, Alpha and PowerPC machines. Linux is essentially freeware; however, the full distribution of Linux along with proprietary add-ons and support are available for a fee from vendors such as Red Hat Software and Caldera. Due to its stability, Linux has gained popularity with Internet service providers as the operating system for hosting Web servers. Its usage is expected to grow as a server operating system as well as for the desktop.

OEM. . . . . . . . .(Original  Equipment Manufacturer) A manufacturer that sells equipment to a reseller for rebranding or repackaging. However, the term has evolved to refer to the reseller itself. Thus, an OEM either adds value to the product before reselling it, private labels the merchandise under its own name or bundles it with its own products.


OPEN  SOURCE . . . .Open  source  software  refers  to  software  that  has  its internal source code open to the public to view, copy, examine, and modify which means that is continuously modified and updated by large user communities that share information and code suggestions.

PORTAL . . . . . . .A website that aims to be a "doorway" to the World-Wide Web, typically offering a search engine and/or links to useful pages, and possibly news or other services. These services are usually provided for free in the hope that users will make the site their default home page.


VPN. . . . . . . . .Virtual  Private  Network

     This 20-F annual report, including all exhibits, consists of 82 pages.
                   The Exhibit Index is displayed on page 43.


         FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign  Private  Issuer  Status:

LinuxWizardry Systems, Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets issuer are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currencies  and  Exchange  Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.5320 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 28, 2001. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On July 17, 2001, the Noon Buying Rate was CDN$ 1.54 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

     Year          Average            Low/High        February 28/29
     ----          -------            --------        --------------

     2001          1.4954           1.4470/1.5600         1.5320
     2000          1.4737           1.4956/1.4475         1.4498
     1999          1.4956           1.5465/1.4159         1.5078
     1998          1.3990           1.4412/1.3684         1.4334
     1997          1.3623           1.3704/1.3498         1.3656


                                     PART I

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

Not applicable, but see "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management".

ITEM  2.     OFFER  AND  STATISTICS  AND  EXPECTED  TIMETABLE

Not  applicable.

ITEM  3.     KEY  INFORMATION

A.     SELECTED  FINANCIAL  DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2001 and 2000, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 28, 2001 and 2000 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

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

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

                                         Fiscal Years Ended February 28/29

                                2001         2000         1999        1998        1997
                           ------------  ------------  ----------  ----------  ----------
Net Revenue                $   146,429   $         -   $       -   $       -   $       -
Income (loss)
from continuing
operations                  (3,329,663)   (1,390,772)   (129,212)   (160,404)   (195,571)
Income (loss)
per Common Share                 (0.24)        (0.13)      (0.02)      (0.02)      (0.05)
Total Assets                   216,934       543,404       6,574      32,259     437,641
Working Capital (deficit)   (1,695,634)      451,376    (171,653)   (128,883)     30,521
Shareholders' Equity        (1,621,612)      455,947    (171,651)   (129,881)    327,775
Cash Dividends per
Common Share               $       nil   $       nil   $     nil   $     nil   $     nil

Reference  is  made  to  "Item  4.  Information  on  the  Company"  and "Item 5.
"Operating and Financial Review and Prospects" for a description of the initiation and progression of our activities since incorporation.

B.     CAPITALIZATION  AND  INDEBTEDNESS

Not  applicable.

C.     REASON  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

Not  applicable.

D.     RISK  FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Development Stage Enterprise. The markets for our intended products and services have only recently begun to develop. Demand and market acceptance for software products developed under the open source development model and services relating to these products are subject to a high level of uncertainty and risk. Few open source software products have gained widespread commercial acceptance. This is partly due to the lack of viable open source industry participants to offer adequate service and support on a long term basis. In addition, open source vendors are not able to provide industry standard warranties and indemnities for their products, since these products have been developed largely by independent parties over whom open source vendors exercise no control or supervision. Finally, there are currently few widely available commercial applications built for use with open source operating systems such as those based on the Linux Kernel. If open source software should fail to gain widespread commercial acceptance, our business, operating results and financial condition would be materially adversely affected.

Our Limited Operating History. We have only recently become involved in the information technology industry and have no significant business operations or assets other than working capital. Development of the proposed LinuxWizardry router is at a very early stage. There can be no assurance that the financing necessary to complete such development will be available. Even if such financing is available, completion of the development of either product may prove to be impossible, for technical or other reasons. If our product is not successfully developed, a material, adverse effect on our financial condition and results of operations may be expected. We have no experience in developing and commercializing based on the Linux Kernel and thus, any investment in us, must be considered speculative and highly risky. We have no history of earnings and we have not paid any dividends. We are very unlikely to realize earnings or pay any dividends in the immediate future.

Additional Financing will be Required. We will require additional financing based on our estimate of costs in connection with the commercialization of our Linux based router. Although we have begun to realize revenues from sales of the Magic Passage and custom software solutions, we will have to commit significant resources to research and development, sales and marketing, and administrative expenses in the immediate future. The only source of financing presently available to us is the sale of our equity capital, or of debt financing convertible into equity. There is no assurance such source will continue to be available, on acceptable terms or at all. To the extent that debt or equity financing continues to be available to us, future equity financings may result in substantial dilution to future subscribers or our current shareholders.

Significant Losses for the Foreseeable Future. We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

Our Dependence on Skilled Personnel. We are dependent on certain members of our management and engineering staff, the loss of services of one or more of whom could adversely affect our business. In particular, are reliant on the services of John Robertson, Mike Carpenter, Nelson Comas and Frank Gepfrich. The loss of the technical knowledge and industry expertise of Messrs. Robertson, Carpenter, Comas or Gepfrich could seriously impede the development process of the proposed Linux based router. To date, we have no contracts of employment with Messrs. Robertson, Carpenter, Comas or Gepfrich, or any other members of our management team, and we have no assurance we will be able to conclude such agreements on terms satisfactory to all. There can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel. We do not carry life insurance for any of our key personnel.

Product Errors. Systems as complicated as the ones proposed by us and our related planned applications may contain errors or defects, especially when first introduced, or when new versions are released. Our operating system and software may not be free from errors after commercial release has occurred. Any errors that are discovered after such commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs and liability claims. In addition, our proposed products will rely on other software, such as Linux, which may contain defects or errors. Any defects in these products could adversely affect the operation of and market for our products, reduce revenue, increase costs and damage our reputation.

Uncertainty of Patents and Proprietary Rights. Our success will depend in part on our ability to obtain U.S. and foreign patent protection for our products, preserve its trade secrets and operate without infringing the proprietary rights of third parties. We currently hold no patents or registered trademarks and there can be no assurance that, despite any intellectual property protection which we may obtain in the future, our intellectual property will not be subsequently challenged, infringed upon, invalidated or circumvented by others. The cost of legal action to enforce any intellectual property protection which we may obtain may be prohibitive. There can be no assurance that third parties or competitors will not allege that our products contravene or infringe their intellectual property rights. Even if such allegations are not valid, we become involved in litigation regarding our rights to any of our products, the potential cost of such litigation and the potential damages that we could be required to pay could be substantial. We will be unable to obtain patent, or significant other intellectual property protection because the GNU General Public License under which the Linux Kernel was developed will require us to make freely available to the public any modifications or improvements to the Kernel which it develops.

Competition. We will face competition on a number of different levels, with respect to the proposed operating system, our proposed product and our proposed Internet services. Because our competitors are more established than we are, we may not be able to increase our market share. We believe that our share of the router market is small relative to the market shares of our principal competitors. Because our competitors are already well-established and have greater financial and other resources and market recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business. Some of our major competitors have the following important advantages over us:
     -    greater  name  recognition;
     -    more  diversified  product  lines;
     -    larger  customer  bases;  and
     - significantly greater financial, technical, marketing and other resources.

As  a  result,  as  compared  to  us,  our  competitors  may  be  able  to:

     - better withstand downturns in the router market and in the computer hardware market in general;
     - adapt more quickly to new or emerging technologies or changes in customer requirements; and
     - more effectively and profitably market, sell and support their products.

Our major competitors, Watchguard, Sonic Wall, LinkSys and Cisco Systems, have allocated significant resources to achieve success in the router market. Competition could intensify in the future if other competitors emerge. As a result of our competitors' efforts, we may not be able to maintain our current market position in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the market, which could limit our ability to grow. A material loss of sales and market share as a result of our competitors' success could materially harm our business, financial condition and results of operations

Market prices for our products may decline in the future. We anticipate that market prices for our main products may decline in the future due to increased competition. We expect significant competition among local and international companies, including from new entrants, may continue to drive equipment prices lower. We also expect that there may be increases in promotional spending by companies in our industry which would also contribute to increasing movement of customers between competitors. Such increased competition and the resulting decline of market prices for our products would have a material adverse effect on our business, financial condition and results of operations.

Existing products and new product introductions by our competitors and the pricing of those products. Major software and hardware vendors may incorporate network routers in their product offerings, which could render our products obsolete or unmarketable. Major vendors of network routers may decide to enhance or bundle their products with other products to include routers. These companies may offer routers as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if router products offered by these vendors were comparable to our products. In addition, even if these vendors' products offered fewer functions than our products, or were less effective, customers could still choose them over our products due to lower cost.

The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on our business, financial condition and results of operations. The failure by us to anticipate the prevailing standards, or the failure of common standards to emerge, could have a material adverse effect on our business and results of operations. In addition, services or technologies developed by others could render our services or technology uncompetitive or obsolete.

Diversity of Products. Because, to date, we generate substantially all of our revenue from a single product line, we are vulnerable to decreased demand for such products. Unlike software companies or other hardware companies with diversified product lines, substantially all of our net sales come from selling router products. We expect router products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, this product drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide router market, our business, financial conditions and results of operations could materially suffer.

Level of continuing demand for, and timing of sales of, our existing product. Our primary market is small-to medium-size businesses, which makes our growth dependent on the information technology spending patterns of these companies. At present this market is a very difficult one, and while we expect information technology spending by small companies to recover, continued weakness could negatively affect our growth projections.

Reliance  on  a  major  customer.  Because  of  our  current  dependence  on  PC
Connection and Motorola, the price of our shares could fall as a result of adverse events affecting these companies, even it the events do not relate directly to us.

Rapid technological change. Because rapid technological change regularly occurs in the router market, our products may become obsolete.

The  router  market  is  characterized  by:

     -    rapid  technological  change;
     -    the  proliferation  of  new  and  changing  computer  hardware;
     -    frequent  product  introductions  and  updates;  and
     -    changing  customer  needs.

These characteristics of our market create significant risks and uncertainties for our business success. For example, our competitors might introduce router products that are technologically superior to our products. Additionally, new router industry standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the Internet and the use of a web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Our business, financial condition and results of operations could materially suffer unless we are able to respond quickly and effectively to these developments.

Timing  of  new  product introductions and lack of market acceptance for our new products. Our future success may be dependent on the success of our products and services. The success of our business depends on a variety of factors, including:
     - the quality and reliability of our products and services and our network infrastructure;
     - our ability to develop new products and services superior to that of our competitors;
     - our ability to establish licensing relationships and other strategic alliances;
     -    our  pricing  policies  and  the  pricing policies of our competitors;
     - our ability to introduce new products and services before our competitors;
     -    our  ability  to successfully advertise our products and services; and
     -    general  economic  trends.

Our business plan is dependent on significant growth of small businesses connected to the Internet. There are still many uncertainties regarding many facets of the Internet, including reliability, security, access, tax, government regulation and cost that could adversely affect a small business's capability to use the Internet. We also run the risk of not adapting to the latest changes in the Internet, which could harm our business operations. If growth of the Internet does not develop at the rapid pace we expect, our business, financial condition and operating results could be adversely affected.

Incidence of product returns; uncollectible accounts. Our customers may cancel or delay their purchases of our products, which could adversely affect our business. Our products may be considered to be capital purchases by certain customers or prospective customers. Capital purchases are often discretionary and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of economic conditions in general. Any cancellation or delay could adversely affect our results of operations.

In light of the recent downturn in the U.S. economy, we may experience an increase in the incidence of our products being returned.

We sell our products through intermediaries who may not vigorously market our products, have rights of return or may have difficulty in timely paying for purchased products. We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products through market and support programs, these distributors may give greater priority to products of other suppliers, including competitors.

Adverse economic trends on our principal market. We remain significantly dependent on the US market. Net sales of our router products in the US accounted for approximately all of our net sales in the fiscal year ended February 28, 2001.

Volatility of The Over-the-Counter Bulletin Board ("OTC BB") may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks. Recent fluctuations have been particularly acute for high technology sector stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, the computer software and hardware related industries or the Internet industries, may continue to adversely affect the market price of the Common Stock.

Product liability. Product liability claims asserted against us in the future could hurt our business. If a customer suffers damage from our products, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. We manufacture hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to these types of claims. However, in some jurisdictions these provisions may not be enforceable or statutory, public policy or other grounds. We currently do not carry product liability insurance. While we have not been sued on product liability grounds to date, a successful product liability or related claim brought against us could harm our business.

We do not expect to pay cash dividends. We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Potential lack of attractive investment targets. Continued volatility of stock prices on the OTC BB may have a material adverse effect on our ability to raise capital on the OTC BB or by private investment, and the price of our common stock could fluctuate substantially.

High Risk Nature of Resource Exploration Industry. A very small aspect of our company is resource exploration and development, which is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

No Known Reserves. There is no known body of commercial ore located on the Company's Fish Creek Claims. Additional funds are required to carry out further exploration with the objective of establishing ore of commercial tonnage and grade; however, we do not intend to contribute to the Fish Creek claims from the proceeds of this Offering, except for the less than $10,000 annual fee required to keep the claims in good standing. We will require additional funds in the event of the development of an economic ore body and to place it in commercial production.

Industry Hazards. Mining operations involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. We have no liability insurance, and we may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on our financial position.

Title Opinions. The existence of title opinions should not be construed to suggest that we have good and marketable title to all of our properties. We follows the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if the Fish Creek Claims has been staked or assessment work carried out.

Regulatory Approvals. Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations. Mining, exploration and exploitation permits are required. While we believe that all requirements in this regard have been met, failure to comply with regulatory requirements could result in permits being withdrawn or suspended. Further, changes in these regulations or in their application may adversely affect our operations.

Environmental Issues. We must comply with environmental laws and regulations. There can be no assurance that violations will not occur. In the event of a future violation of environmental laws we could be held liable for damages and for the costs of remedial actions. Environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with a violation.

Other Factors. Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Conflict of Interest. Some of our current officers and directors have other unrelated full-time positions or part-time employment. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote its time to other companies or projects which may compete directly or indirectly with us.


Item  4.     INFORMATION  ON  THE  COMPANY

A.     HISTORY  AND  DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. Our authorized capital consists of 100,000,000 Common Shares without par value. Of these, 17,992,459 shares were issued and outstanding as of February 28, 2001 and 26,658,263 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #185 -10751 Shellbridge Way, Richmond, B.C., V6X 2W8.

In November 1995, we made a public offering of 4,500,000 of our Common Shares at a price of $0.15 per share to residents of Alberta and British Columbia, and following the completion of the offering, our shares were listed on the Alberta Stock Exchange.

Since our inception and during the five fiscal years ending in February 2001, we had been involved in oil and gas exploration/production and more recently, mineral property development. We investigated several mineral properties in both Canada and the United States and currently retains only a 50% interest in the Fish Creek Prospect mentioned below. Although some testing work has been done on this property indicating the presence of gold, there is presently no positive indication that it contains any economic mineral resource.

We currently owns a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. We also own a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, we have received no revenues from our mining property activities, and have received negligible net revenues after operating costs from our interest in the Fayette County oil well during the past five fiscal years. As a result, we have written down our interest in the oil well located in Fayette County to $1, and has also written down its Fish Creek Prospect mineral property holdings to $1.

We have no current plans to pursue further activities in either the oil and gas business or the mineral property development business, although we plan to retain our current property interests in both on the remote chance that they may have some value in the future.

On November 3, 1999, we announced that we had become a fully reporting company to the United States Securities and Exchange Commission and our stock commenced trading on the OTC Bulletin Board under the symbol FPMCF.

On December 15, 1999 we announced that as a result of our common stock being listed on the OTC BB as a fully reporting company, we voluntarily applied for a delisting from the Alberta Stock Exchange (which merged in 2000 with the Vancouver Stock Exchange to become the Canadian Venture Exchange), which was effective the close of business on December 14, 1999.

Our  stock  currently  trades  on  the  OTC  BB  under  the  symbol  LNXWF.

On January 10, 2000, we acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company's restricted common stock pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. has had no sales to date and is currently developing various prototypes. Operating advances of have been transferred to LinuxWizardry, Inc. to cover salaries and other overheads. Additional funds are required to further develop the software solutions and commercially exploit and execute upon their business plan.

We are currently in the development stage and equity financing is required to continue development and commercial exploitation of the software. As a result of the uncertainty that is typical in a development stage company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business.

On March 15, 2000 we held a well-attended shareholders meeting at which our shareholders voted to change our name from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc. and selected the new requested symbol LNXWF. Our shareholders also approved an amended stock option plan. Senior management of LinuxWizardry presented information on the Apprentice Router status, marketing opportunities and our plan to take full advantage of the explosive growth of the Linux industry. Our new name, LinuxWizardry Systems, Inc. and the new symbol, LNXWF, more closely represent our true business activities mainly due to the Linux-based software, we are using for our VPN and router.

On March 28, 2000 we announced that a private placement for $5,000,000 was being completed for the development and production of its Linux based low-cost router. We raised US$450,000 pursuant to the sale of 600,000 units at US$0.75 per unit. We issued these units in March, 2000 and each unit contained one share and one warrant to acquire one additional share at US$1.00 if exercised within one year of receipt of funds being between January 7, 2001 and February 28, 2001. A total of 207,000 warrants were exercised and 393,000 warrants have been extended until December 31, 2001.

On May 12, 2000 we announced that an agreement has been completed with Programmers Paradise to sell our Router through Programmers Paradise's many catalogs and through its web site: programmersparadise.com. Pursuant to the terms of the Agreement dated April 25, 2000, Programmer's Paradise will the sell the routers at our suggested retail price, with a 25% deduction. The term of the Agreement is one year and is renewable annually. The license is non-exclusive and non-transferable. The agreement continues in effect. Programmer's Paradise, Inc. is an international marketer of software and hardware targeting the software development professional and information technology professionals within enterprise organizations. It offers over 70,000 products from more than 2,000 publishers and manufacturers and distributes these products through multiple distribution channels.

On June 9, 2000 we awarded a contract to Lineo, Inc. to manufacture our new router the Magic Passage (model #2540) incorporating our proprietary configuration software known as the Apprentice Command Center. We believe that this alliance with Lineo has enabled us to bring our Magic Passage to market quickly and allowed us to keep pace with the expected demand for our products. Under the terms of the Agreement, Lineo manufactures the hardware for the first version of the Magic Passage for us. We began selling the Magic Passage in limited quantities in November, 2000. Pursuant to the terms of the Agreement, Lineo created 250 prototype routers for us to beta test. Pursuant to the terms of the agreement, we agreed to pay a non-recurring engineering fee of US$35,000, together with the payment of US$29,500 for the prototype routers. Upon completion of the beta testing, Lineo began manufacturing the Magic Passage at a cost of manufacturing cost plus 45% on a declining scale, based on volume manufacturing, provided that the cost of the router shall not be greater than $300 US. Our first Magic Passage will connect small business to the high-speed Internet access markets, namely xDSL and cable modems.

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

Our Linux routing technology was used on Linux-based routers which were named the official Network hardware for the LinuxFest Trade Show. Our network routers connected all the vendors at the trade show to a high-speed wireless Internet connection. This was the first practical demonstration of our technology. We also exhibited at the event which was held in Kansas City from June 20-24, 2000 and was billed as the premier Linux event in the Midwest.

In June, 2000 we were awarded a contract from the Personal Communication Sector of Motorola (NYSE: MOT) to develop a Global Knowledge Base for internally developed software. This system will provide information and defect tracking on internally developed software for manufacturing at Motorola's facilities worldwide. This agreement with Motorola was a major breakthrough for us in working with new technology projects with large telecommunications and network companies. Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 1999 were $33.1 Billion.

On July 17, 2000 we announced that we had developed a new Virtual Private Network (VPN) Internet Appliance which uses the Apprentice Command Center TM interface to configure secure access through the Internet. The new product, dubbed Magic Passage, protects a business network from unscrupulous Internet hackers while allowing authorized users to access the network with ease. The Apprentice Command Centre TM allows anyone to configure their VPN graphically, using simple drag-and-drop commands. We demonstrated Magic Passage along with the Apprentice Router product at the LinuxWorld Conference and Expo in San Jose, California during the week of August 15, 2000.

On July 25, 2000 we announced that an agreement has been completed with SOVO Computer Center to sell our Apprentice Family of Linux-Based Routers through SOVO's many customers and through its web site: www.sovo.net.

On August 28, 2000, we announced that we had successfully launched our three flagship products, the Apprentice Router, Magic Passage VPN and the Wizard Penguin series PCs at IDG Linux World Expo San Jose. The Magic Passage VPN was not only demonstrated, but was utilized in networking the Wizard Penguin PCs in the LinuxWizardry booth. Interest in the Apprentice Router and Magic Passage VPN has surged with the popularity of "always on" Cable and xDSL installations. Small office and home computer users have begun to realize their vulnerability to unscrupulous Internet hackers. Designed with this market in mind, the Apprentice family of products are easy to use and protect users at an affordable price.

We have discontinued the Wizard Penguin series PCs as there has been very limited demand for this product.

On October 4th, 2000 we announced that the Magic Passage VPN Appliances were used by Lineo for its Internet Access at the Embedded Systems Conference held in San Jose California. The Apprentice Command Center interface was used to easily configure all network connectivity for the Lineo booth, allowing several computers to simultaneously and securely share one Internet connection. We joined Lineo in several trade shows this year as part of the Lineo Partners Pavilion. We believe that being selected by a standout organization such as Lineo to provide their network connectivity is a vote of strong confidence in our products and technology. We are extremely pleased to participate with Lineo in their partners program.

On October 17, 2000, in a joint news release with Information Highway.com, Inc., we jointly announced the launch of the multi-user DSL service in North America. The Magic Passage VPN network will allow users in the small office or home office ("SOHO") market to share a single connection to the Internet securely. Utilizing the Magic Passage, up to 253 computers can share a single xDSL connection. Our Magic Passage also provides firewall and virtual private network capability. All of these features are easily configured through a simple drag and drop interface known as the Apprentice Command Center.

On October 18, 2000 we announced that we had entered into negotiations for a strategic alliance with sangoma.com (CDNX: STC. sangoma.com will market the ADSL Apprentice Router to its current customers and through its current channels. We will use sangoma's S514 Data communications card in our upcoming T1/E1/Frame Relay version of the Apprentice Router.

On November 10, 2000 we announced that we had successfully completed an agreement to raise $1.1 million US with a private company located in Beverly Hills, California. The financing arrangement included warrants to the investors that will enable them to purchase additional treasury shares and stock options to the company that arranged the financing. The agreement includes an investor relations program for us. These funds were allotted for development costs and sales and marketing for our Linux-based Apprentice Router and our Magic Passage VPN network appliance and accounts payable. To the date of this 20-F, we have received approximately US$800,000 and anticipate drawing down the remaining US$300,000 over the next several months.

On November 14, 2000, we announced that Mr. W. James Skelton had been appointed as our Vice President of Corporate Development. Mr. Skelton has a diverse career background bringing valuable experience to the Company.

On December 4, 2000 we announced that we had reached an estimated six million people during our activities at the Comdex Computer Expo in Las Vegas, Nevada during the week of November 13, 2000. Mr. Mike Carpenter, our President and CEO, was interviewed on "It's Your Money", a radio program with an estimated live audience of six million listeners. Mr. Carpenter was also interviewed for

30 minutes on "TalkAmerica", which has affiliates in 168 markets. Also during Comdex, the Lineo, Inc. booth used a LinuxWizardry Magic Passage router/VPN appliance at Lineo's booth to network their booth and provided thirty separate computers access to the Internet.

On December 5, 2000, we announced that the board of directors had approved a share dividend of its wholly-owned subsidiary, LinuxWizardry, Inc. to our shareholders. LinuxWizardry, Inc. (the "Subsidiary") is the operating company for our Linux based Apprentice Router and the Magic Passage VPN. If this transaction proceeds, the share dividend may consist of one share of the Subsidiary for each three shares of the Company held by our shareholders as of the record date. The Board of Directors have set the record date for the dividend as of December 4th, 2000. After completing a share subdivision, the number of shares of the Subsidiary owned by us will be increased to 20,000,000 common shares, of which approximately 5,000,000 common shares will be issued to our shareholders and the balance of approximately 15,000,000 common shares will be retained by us. The Subsidiary intends to apply for a listing on the OTC Bulletin Board with plans to raise additional financing for the development and marketing of Linux products. We are reviewing this transaction at this time.

On  December  18,  2000  we  announced  a  new product for the Magic Passage(TM)
DSL/Cable  Router  product  line.  The  new  model has been designated the Magic
Passage(TM) 1400 and is an entry-level alternative to the current Magic Passage(TM) 2540.

The Magic Passage(TM) 1400 and 2540 are part of our new secure broadband initiative. Secure broadband provides cost effective firewall and VPN solutions to the small office LAN at a very competitive price. All secure broadband products feature the Apprentice Command Center(TM) interface which allows a user to configure its network graphically using our simple drag-and-drop commands. Our Magic Passage(TM) 2540 DSL/Cable Router with VPN and firewall was first demonstrated at Comdex and is now in production and sales have commenced. The 2540 model provides full VPN server and firewall capabilities, which sells for a manufacturer's suggested retail price of $399. We expected our new Magic Passage (TM) 1400 to be available in February 2001, however, we have yet to commence production. It is expected to sell for less than $200. The new router will be competitive with products from Linksys, SMC and Bay Networks, with increased capabilities above and beyond our competitors such as a VPN server, true firewalling and the Apprentice Command Center(TM) interface.

Like its 2540 sibling, the Magic Passage 1400 will protect a business' network from unscrupulous Internet hackers, while allowing authorized users to access the network with ease.

We believe the Magic Passage(TM) 1400 makes an outstanding addition to the secure broadband series. We also believe that the 1400 offers real value for those organizations that do not need the power of our 2540 model.

On January 8, 2001, we announced that we signed an agreement with Line Share Devices Inc. to market our Magic Passage(TM) line of products through its roughly 3000 resellers and VARs. Line Share has installed many thousands of products in the offices of such organizations as CVS Pharmacies and K-mart. Line Share Devices provides us with an army of technicians and sales people to get our products to their many customers. To date, Line Share has not begun selling our products as it is waiting for the production of the Magic Passage 1400 model.

On January 29, 2001we announced that we signed an agreement with PC Connection, Inc. (NASDAQ NMS: PCCC) a leading direct marketer of information technology products and solutions. Under the terms of the agreement, PC Connection was the first computer direct marketer to offer our Magic Passage(TM) line of products through its many marketing vehicles, including the PC Connection catalog and its www.pcconnection.com web site.

Further to our announcement on October 18, 2000, we announced on January 31, 2001 that we had signed an agreement with sangoma.com to market our Magic Passage line of products. In addition, we shared space with sangoma.com at the LinuxWorld Expo in New York City.

On February 27, 2001, we announced that we had retained the services of I.R. International Consultants, Inc. to enhance our investor relations program.

On March 13, 2001, we announced that we have signed an agreement with Outpost.com (NASDAQ: COOL) an award-winning on-line marketer of information technology products and solutions. Under the terms of the agreement Outpost.com will market our Magic Passage(TM) line of products through its marketing vehicles, including its prestigious www.outpost.com on-line retail superstore. However, Outpost subsequently reduced their vendor-base and as a result, our products were dropped from its user-base

On April 17, 2001 we announced that Dr. Harold L. (Hal) Clark has been appointed Chairman of the Board of LinuxWizardry, Inc., our wholly-owned subsidiary. From 1984 through 1995, Hal Clark served as the president of three public companies in the technology sector. As president of Ingram Micro (NYSE: IM), he was largely responsible for the robust growth that made it the world's largest computer products distributor. As president and CEO of AmeriQuest Technologies, Inc. his strategy was to merge six companies together to form a $600 million computer products distributor integrator, which was merged into Computer 2000, the global multi billion Munich-based distributor. At Everex, the PC and peripheral manufacturing company, as president, he transitioned the company from primarily domestic to worldwide markets. Hal Clark also served as Chairman of Troy/XCD wireless and networking provider, currently merged into Troy Group (NASDAQ: TROY).

Hal has also held executive positions with Republic Corporation, Litton Industries, Union Bank and the Boeing Company. He has also been a management consultant and an instructor at UCLA graduate school of management. His education includes a Bachelor of Science degree from Bryant College, an MBA from Pepperdine University, and a doctorate in higher education from Nova University. During the term of Dr. Clark serving as Chairman of the Board he shall provide us with strategic and enterprise wide consulting and financial and operating advice.

On May 23, 2001, we announced that we signed an agreement with airface (formerly WAMnet Enterprises), a Florida wireless Internet Service Provider (ISP) to use a customized version of our Magic Passage VPN router designed specifically for airface for its users, airface will be able to offer Uplink auto-failover system.

Using airface's new Uplink system, businesses can be online all the time. With Uplink, businesses will have the capability to stay connected to the Internet on the airface wireless network when their existing wireline DSL or other service goes down. The Uplink failover technology will be integrated into the production version of the Magic Passage VPN 2540. This specialized version of the Magic Passage VPN may make airface's wireless network secure as wireless security is worse than cellular security was years ago and will an important strategic growth area for us.

On  June  14,  2001,  we  announced that we had signed a reseller agreement with
Trillium Solutions, Inc., a DSL Internet Service Provider, to sell our Magic Passage(TM) VPN. The Magic Passage(TM) has all the features a business needs to take advantage of the Internet, including a firewall to protect a business against hackers. The Magic Passage(TM) can log on to a DSL line using only one IP address thus saving a substantial amount of money for the end user. It can also provide a business with an ISP back up service, which allows the Magic

Passage to use a second Internet connection automatically when the main Internet connection is down. In addition the use of Network Address Translation (NAT) allows ISPs to preserve the very limited number of Internet Addresses (IPs)

B.   BUSINESS  OVERVIEW

Nature  of  the  Company's  Operations
--------------------------------------

We have identified a need for and are developing a small, low cost router, which we call the Apprentice Router that runs on the Linux Operating System. The Apprentice Router utilizes a simple drag and drop Java-based Graphical User
Interface (GUI) such that a network specialist is not needed in order to configuration the network.

After research was conducted on the market for the Apprentice Router as compared to the lower priced Magic Passage product, we decided to focus our critical resources on the release of the Magic Passage and postpone the release of the Apprentice Router until both models of the Magic Passage (2540 and 1400) are released. All software developed for the Magic Passage is portable to the Apprentice Router, substantially reducing the beta period required for release. The features of the Apprentice Router include all of those found in the Magic Passage plus improved processing speeds, more memory and more sophisticated routing technology. We still believe that Apprentice Router will be a valuable and necessary asset to the product portfolio.

Linux  Operating  System
------------------------

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

Network  and  Router  Technology
--------------------------------

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

Products
--------

Apprentice  Router
------------------

The Apprentice Router is one of the few Linux-based routers to be available in the current marketplace. It combines low cost and Pentium PC based hardware utilizing the Linux Operating System, which can be configured through an easy to use Java-based Graphical User Interface (GUI), known as the Apprentice Command Centre. The Apprentice Command Centre software was developed by us using the Java programming language (version 1.21) and has been copyrighted. By using Java as the development language for the Apprentice Router, the software component is completely portable for use with other operating systems. A primary use of the Apprentice Router will be to connect LANs to the Internet over a xDSL connection in small to medium sized business environments.

     Advantages  of  Apprentice  Router
     ----------------------------------

The  Apprentice  Router:
- Combines ease of use, low cost, size and flexibility in the router market place
- Offers low cost because it uses off-the-shelf personal computer technologies and readily available hardware components
- Is user friendly because the Java-based Graphical User Interface provides icons that represent network components. The network is configured by drawing a network diagram using standard drag and drop techniques, letting businesses see a graphical representation of their networks, instead of cryptic text-base messages. This allows consumers, small to medium sized businesses and small office-home office users to take control of their network configuration and maintenance where previously a network specialist was needed for network configuration
- Offers software portability because it uses Java as the development language which allows use on other operating systems that support Java-enabled servers and browsers
- Offers easy upgradability with system software upgrades available from the our website

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

Lastly, the Apprentice Router also supports various Internet connections including xDSL, ISDN, T1 to 3 as well as supporting standard Internet routing protocols such as RIP, BGP and OSPF.

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

As we stated above, after we conducted research on the market for the Apprentice Router as compared to the lower priced Magic Passage product, we decided to focus our critical resources on the release of the Magic Passage and postpone the release of the Apprentice Router until both models of the Magic Passage (2540 and 1400) are released.

The  Magic  Passage  DSL/Cable  Router
--------------------------------------
Through market research it was noted that the largest market growth could be found in the small to medium sized business with respect to multi-user internet connections. This business requires a product that can 1) allow many computers to share a single Internet connection; 2) protect internal computers from Internet threats such as unauthorized access to internal computer resources; and
3)  allow  authorized and secure external access to internal computer resources.

The Magic Passage DSL/Cable Router allows small businesses to take control of their networks and provides the features noted above through the provision of a firewall, VPN server and Network Address Translation technologies.

The  Magic  Passage  DSL/Cable  Router:

- Runs Linux OS internally but is compatible with Windows (TM) and most other operating platforms.
-    Is  fast  and  reliable,  with  a  well-supported  user  base.
-    Eliminates  the  need  for  an  expensive  network  specialist.
-    Offers  easy  configuration  via  the  Apprentice  Command  Center(TM).
- Features a drag and drop user interface, that enables companies to configure the router simply by drawing a network diagram using standard drag and drop techniques and lets companies see graphical representation of their networks instead of using cryptic text commands.
- Runs from most popular Web browsers, including Netscape (supported on Linux, Windows 95/98NT, 2000 and Solaris) and Internet Explorer (supported on Windows Platforms).
-    Supports  ADSL,  Cable  Modem,  ISDN,  T1  and  up  to  T3  connections.
- Provides any capability necessary to run a small to medium sized business network.

Magic  Passage  DSL/Cable  Router  Benefits

Low  Cost

The Magic Passage DSL/Cable Router can be produced at an extremely low cost as it utilizes off-the-shelf personal computer technologies and readily available hardware.

User  Friendly

Its Graphical User Interface provides icons that represent networks, computers, interconnections, firewall rules and other network features. The Graphical User Interface is portable to other operating systems such as AIX, Solaris, Windows NT and Windows 2000.

Product  form  factor

The Magic Passage DSL/Cable Router is contained in a package of less than 1/2 a cubic foot with a distinctive stackable form factor and yellow and black color scheme which makes the product instantly recognizable.

Software  Portability

By utilizing Java as the development language for the Magic Passage DSL/Cable Router, the software is completely portable to other operating systems, allowing the possibility of controlling competitors' products with the same easy to use user interface.

Readily  Upgradeable

The Graphical User Interface allows system software updates from the LinuxWizardry.com Web site.

Additional  Product  Potential
------------------------------

The Java-based Graphical User Interface software (Apprentice Com- mand Centre) developed by us for the drag and drop configuration of a router has high functionality and ease of use. We believe that an excellent opportunity exists to license this software for use in other products and to OEMs. Custom programming and user interface solutions can also be provided on an outsource basis as the embedded Linux Operating System market continues to expand providing customized network solutions to larger businesses appears to represent a significant growth opportunity for us to utilize our skills, knowledge and expertise to establish us as a premier service provider for Linux Operating System and Java-based solutions.

Manufacturing
-------------

On June 9, 2000 we awarded a contract to Lineo, Inc. to manufacture our new router the Magic Passage (model #2540) incorporating our proprietary configuration software known as the Apprentice Command Center. We believe that this alliance with Lineo has enabled us to bring our Magic Passage to market quickly and allowed us to keep pace with the expected demand for our products. Under the terms of the Agreement, Lineo manufactures the hardware for the first version of the Magic Passage for us. We began selling the Magic Passage in limited quantities in November 2000. Pursuant to the terms of the Agreement, Lineo created 250 prototype routers for us to beta test. Pursuant to the terms of the Agreement, we agreed to pay a non-recurring engineering fee of US$35,000, together with the payment of US$29,900 for the prototype routers. Upon completion of the beta testing, Lineo began manufacturing the Magic Passage at a cost of manufacturing cost plus 45% on a declining scale, based on volume manufacturing, provided that the cost of the router shall not be greater than $300 US. Our first Magic Passage will connect small business to the high-speed Internet access markets, namely xDSL and cable modems.

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

Description  of  the  Markets  in  Which  the  Company  Competes
----------------------------------------------------------------

The demand for high-speed Internet access globally is increasing at a very high rate. Analysts believe that xDSL (high bandwidth Digital Subscriber Lines) connections will facilitate adoption of the Internet in the consumer, small to medium sized business and small office-home office marketplaces. In particular, it is believed that North America will see enormous growth in the implementation of xDSL connections over the next two years. It is estimated by industry experts that the number of xDSL connections will rise from 25,000 in 1999 to
2.25 million in 2002. Small businesses are a major source of demand for high-speed Internet access. In 1998, there were an estimated 85 million small business globally (those with less than 100 employees), with 8 million located in Canada and the United States. Approximately half of these small businesses were not online at the beginning of 1999 and one-third still may not be by 2001. As small businesses continue to come on-line, they will require a cost-effective, simple means of Internet access, security and traffic management solutions such as those that we propose to offer.

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

     Market  Trends
     --------------

Some of the factors determining and illustrating the size and the rate of growth of the target market identified by our management are presented below:

     The  Linux  Revolution
     ----------------------

As the new digital economy emerges, leading companies are migrating towards the Linux operating system for mission-critical operations. Linux is emerging as a major player in the Information Technology ("IT") marketplace due to its reliability, cost-effectiveness and performance. As the only viable alternative to Microsoft Windows, Linux is here to stay.

Market research firm International Data Corp. reported in February 2000 that about 1.35 million copies of Linux were sold in 1999, which is a 25% market share of the 5.4 million total copies of operating system software available in the marketplace. Linux shipments surpassed those of established operating systems such as Novell Netware and all types of Unix in 1999. Nearly twice as many copies of Linux shipped last year than in 1998, and Linux grew roughly four times the rate of the server OS market as a whole.


                    Market Share for Server Operating Systems
                              1998 vs. 1999, in %

                    Operating System            1998            1999
                    Windows NT                    38              38
                    Linux                         16              25
                    Netware                       23              19
                    Unix                          19              15
                    Other                          4               3
                        Source: International Data Corp.

A CNET article entitled "Linux Sales Surge Past Competitors" explains that the increasing popularity of Linux has been partially attributed to the fact that the programming code is open, and can be customized by users. As a result, IT managers can obtain an efficiently tailored operating system that also costs less. Linux is more popular in low-end file and print servers or slim servers stacked up by the dozen rather than the expensive multiprocessor machines where Unix currently prevails.

We utilize Linux technology in all of its products eliminating substantial licensing costs and allowing it to leverage the technology of the Open Source Software community.

     Exploding  Market  for  Broadband  Routers
     ------------------------------------------

The market for broadband routers is exploding. Dell'Oro Group predicts that it will triple from $700 million in 1999 to $2 billion in 2000.

There  are  at  least  three  reasons  for  the  growth  in  router  sales:

     -    More  Internet  traffic.
     - Service providers are starting to migrate from hub and spoke topologies, which require few routers, to mesh topologies, which require many routers.
     - Use of DWDM equipment in core networks, which requires a router port to be installed to terminate each DWDM channel supported.
     - Scarcity of Internet Addresses (IP's) is driving up the costs of small ISP's and business running many computers connected to the Internet without some sort of Internet sharing device or router.

Cisco Systems, Inc. or Juniper Networks Inc sell the vast majority of broadband routers. However, we believe the door is open for companies like ours.

     Massive  Demand  for  High-Speed  Internet  Access
     --------------------------------------------------

Our Linux-based, low-cost router will facilitate, tune and protect the movement of digital packets to and from a small LAN. This is of particular benefit to the high-speed Internet access markets, namely xDSL and cable modems.

The market for high-speed Internet access in North America and, in particular xDSL, is expanding much fast than expected. Quantum advances in digital transmission technology have brought the advent of digital service to our doorstep in the year 2000, as the service is already being rolled out in major metro areas throughout North America. Telechoice, a firm which analyses the telecom industry, estimates the number of xDSL connections to grow from nearly 250,000 in 1999 to over 2.25 million by 2002, an increase of an order of magnitude in three years.

Analysts expect xDSL to facilitate adoption of Internet usage in consumer markets, small enterprises and small office/home office users. Furthermore, analysts expect that emerging xDSL or broadband technologies will increase the demand for shared high capacity bandwidth in these markets.

Meanwhile, according to Dataquest, Inc., the worldwide cable modem market displayed vigorous growth in the third quarter of 1999, with shipments of cable modems for connection to personal computers reaching 833,000 units. In the first half of 1999, cable modem shipment totaled 1.08 million units. At this rate, Dataquest analysts said they expect cable modem shipments to exceed 3 million units for 1999, with revenue expected to approach $700 million. Dataquest senior analyst Patti Reali stated that continued success for the cable modem market will depend on many factors: the rapid completion of cable broadband network; upgrades to two-way communications capability; ubiquitous cable data service availability; easier installations; better subscriber provisioning tools; expanded retail and direct distribution channels; and the bundling of cable modems with PCs.

A major source of demand for high-speed Internet access is from small businesses. International Data Corp. stated that despite the rapid adoption of the Internet about half of small businesses were still not online at the beginning of 1999 and about one-third of small businesses may not yet be online by 2001. Of those that are currently online, many access the Internet through dial-up connections and can be expected to upgrade to high-speed access. These figures suggest a large, non-saturated market that will continue to grow vigorously throughout the current decade. Small businesses will require cost-effective and technically capable Internet access, security and traffic management solutions such as those provided by LinuxWizardry.

     Unique  Features/Competitive  Advantages
     ----------------------------------------

     Market  Need
     ------------

Internet protocol routers and network appliances are an integral part of small to medium sized business networks. They provide packet routing for Ethernet, T1, ISDN and xDSL networks and are required to connect to the Internet and also provide security for these connections.

Cisco Systems dominates market share in router technology. However, traditionally, routers are extremely difficult to configure and provide antiquated text-based user interfaces. The stronghold that Cisco Systems has with this technology allows them to charge high prices for their products.

LinuxWizardry has developed a small, Linux based, low cost router that provides a simple drag and drop Java user interface for configuration protocol routing.

Our router has evolved to provide firewall protection with the same simple user interfaces that are provided for router configuration. In addition, the Magic Passage DSL/Cable Router now includes a Virtual Private Network server which is marketed with unlimited user license. This feature has made the Magic Passage the lowest cost VPN server on the market.

We received $146,429 in revenues from our only geographic market - the United States - during fiscal 2001. We received no revenues for any previous years.

Competition
-----------

Our decision to move in to the lower cost VPN/Router space was due in part to the limited competition in that space. Current competition in the VPN space includes companies such as Watchgaurd and SonicWall. These companies are much smaller than CISCO systems and we believe that we can compete more effectively in this space than in the Enterprise routers space controlled by CISCO Systems. Upon successful release and marketing of our lower cost solutions such as the Magic Passage 2540, 2560 and 1400, we anticipate that work will begin on the release of the Apprentice Router which is intended to move into the Enterprise space dominated by CICSO Systems today.

Cisco Systems, Inc. currently controls the largest percentage of the global enterprise router market with many small niche players holding a 1% to 2% market share. Other companies active in this market include Nortel Networks, Juniper Networks, Inc., Ramp Networks, Inc. and ZyXel Communications. We believe that the Apprentice Router's low cost, ease of use and flexibility combined with it being one of the few Linux-based routers available in the current market gives it a competitive advantage over other existing routers.

Seasonality
-----------

We believe that there is no seasonality which affects the sales of our products.

Availability  of  Raw  Materials
--------------------------------

Since we do not manufacture any hardware directly, all raw materials are sourced by our OEM manufacturers. Currently our only OEM contract is with LINEO Inc. The source of all raw material is at the discretion of LINEO Inc., as long as such sourcing does not effect the terms of the OEM contract.

Marketing  Strategy
-------------------

We demonstrated the prototype version of the Apprentice Router at the LinuxWorld Expo in February 2000 and received an enthusiastic response. A commercial, market-ready version of the Magic Passage 2540 DSL/Cable Router was introduced at Comdex in November 2000.

Since the introduction of LinuxWizardry, Inc., in the fourth quarter 1999, rapid progress has been made in researching, conceptualizing, designing and commencing development of its first project, the Magic Passage DSL/Cable Router:

-    Dynamic  core  group  of  three  founders/executives  was  established.
- Production version of the Magic Passage DSL/Cable Router was launched at Comdex in Las Vegas in November 2000.
- Marketing channels, such as PC Connection and Outpost.com have been established and are currently selling the Magic Passage product.
-    Customer  response  has  been  favourable.

Marketing  plans  for  the  ensuing  year  include  the  following:

-    Continue  the  rollout  of the Magic Passage DSL/Cable Router to the Direct
     Response Channel (PC Connection, Programmers Paradise, Line Share and others).
- Develop follow on Magic Passage product - the model 1400 which will be less expensive and compete head-to-head with very successful offerings from LinkSys et al.
- Launch a major advertising campaign to promote us and our Magic Passage DSL/Cable Router.
- Introduce our products into major distribution channels including Ingram-Micro and Tech Data.
- Introduce all current products and model to retail outlets such as CompUSA, Fry's Best Buy and Office Depot beginning Q3 2001.

Management  expects  to  generate  revenue  from  at  least  three  sources:

     -    Apprentice  and  Magic  Passage  Router  Solutions
     -    Secure  Network  Attached  Storage
     -    Software  Licensing
     -    Custom  Solutions

Apprentice  and  Magic  Passage  Router  Solutions

With the worldwide rollout of xDSL just now underway, there exists considerable opportunity in the Americas, Asia and Europe. A Linux based router for high bandwidth subscribers of cable and xDSL services should be quite successful. The rush to deploy such equipment by other players in the market place serves to underscore the tremendous opportunity to acquire a portion of the huge revenue streams anticipated to arise from the worldwide rollout of xDSL technology. Time to market is a key issue, as the early arrivals have the first chance to establish holds in key distribution and marketing channels. Thus, the need for financing is critical to our success. Other opportunities for the router include wireless networks and embedded Linux appliances.

Secure  Network  Attached  Storage

Our OEM manufacturers have announced the introduction of Network Attached Storage devices that we may brand and resell. Network attached storage has quickly become a major market world-wide and we believe that the addition of Security to this technology should fall within the scope of our expertise and will become a valued asset to the product line.

Software  Licensing

The software created by us for the easy drag-and-drop configuration of a router and other network components is very user-friendly. We are leading the development of this software in the Linux market, both in terms of functionality and ease-of-use. Considerable opportunity exists for use of this software for not only our own products but also for licensing to OEMs of other competing and complimentary products.

Custom  Solutions

Provision of custom solutions and large enterprise Linux deployments offers us tremendous growth opportunity. Our management team possesses the knowledge, abilities and professional experience to establish us as a premier provider of enterprise Linux OS and Java/CORBA solutions.

Linux  Consulting  Services

As more and more businesses adopt Linux OS for their operations, they are turning to us to help them with migration and operation. As an acknowledged leader in Linux technology, we are uniquely qualified to assist organizations from the home based business to the Fortune 500 corporation with its Linux issues.

Market  Approach  -  'Making  Linux  Magic'
-------------------------------------------

Internet  Access  Market  Segment

Our Linux-based low-cost router will simplify high-speed Internet connectivity and, at the same time, will provide excellent functionality, reliability and security. Distribution channels include: Internet providers including the telcos; VARs, computer manufacturers; direct response channels; retailers; and direct to end user via Internet. The telcos should significantly reduce their costs by minimizing the level of effort for technicians to configure and maintain the router on the customer's premises.

Software  Development  and  Custom  Solutions  Market  Segment

Our configuration software creates an opportunity to license the Java based GUI to OEMs for use with their own products. With the growth of the embedded Linux markets, custom programming and user interface solutions can be offered on an outsource basis to OEMs. One of the primary assets of our team is the ability to quickly offer sophisticated and comprehensive solutions based on Java, CORBA and Linux, on the enterprise scale of multibillion-dollar corporations. We will establish a unique niche in this market as there are very few competitors. Management's view is that demand exceeds supply and this situation will persist for several years as Linux increases in popularity. We will aim to duplicate the explosive growth of service and support companies such as Red Hat and LinuxCare.

Enterprise  Software  Development

Our strong expertise in manufacturing software opens the door for contracts with Fortune 500 companies for the development of custom solutions. We have already been awarded and completed several contracts involving custom solutions with several organizations, most notably Motorola.

The Magic Passage(TM) DSL/Cable Router with VPN and Firewall will protect a business' network from unscrupulous Internet hackers while allowing authorized users to access the network with ease and features the revolutionary Apprentice Command Center(TM) which allows anyone to configure their network graphically using simple drag-and-drop commands. The Magic Passage(TM) can be purchased for $399 through our resellers.

The other Magic Passage(TM) member of the Secure Broadband(TM) line of products is the model 1400, which has most of the features of the 2540 and will sell for $169.95 through our resellers. Production for this model has been delayed until further financing is arranged.

The anticipated revenue from the roll-out of the Apprentice Router is expected to be generated from three main sources: (1) selling the Apprentice and Magic Passage Router solutions; (2) licensing of the Apprentice Router Command Center software; (3) developing customized network solutions for businesses utilizing the Apprentice Router and Apprentice Command Center; and (4) Secure Network Attached Storage.

Consumer demand is growing rapidly for high-speed Internet xDSL and cable connections. This provides a significant opportunity for a Linux-based plug and play router capable of offering services to new subscribers. Distribution channels include telcos, computer manufacturers, retailers and direct to the end user over the Internet.

We entered into an agreement with PC Connection, Inc., a leading direct marketer of information technology products and solutions. Under the terms of the agreement, PC Connection was the first computer direct marketer to offer our Magic Passage(TM) line of products through its many marketing vehicles, including the PC Connection catalog and its www.pcconnection.com web site. PC Connection is currently our only active reseller.

Dependence  on  Certain  Commercial  Agreements
-----------------------------------------------

We entered into an agreement with PC Connection, Inc., a leading direct marketer of information technology products and solutions. Under the terms of the agreement, PC Connection was the first computer direct marketer to offer our Magic Passage(TM) line of products through its many marketing vehicles, including the PC Connection catalog and its www.pcconnection.com web site. PC Connection is currently our only active reseller.

We awarded a contract to Lineo, Inc. to manufacture our new Magic Passage incorporating our proprietary configuration software known as the Apprentice Command Center. We believe that this alliance with Lineo has enabled us to bring our Magic Passage to market quickly and allowed us to keep pace with the expected demand for our products. Under the terms of the Agreement, Lineo manufactures the hardware for the first version of the Magic Passage for us. We began selling the Magic Passage. We are dependent upon Lineo to continue to produce our only product which is in production and currently generating sales.

Competitive  Position
---------------------

We are currently producing what we believe to be one of the lowest priced lowest cost VPN solution. Our ability to remain the most cost effective solution relies on the constant development of new features such as IPSEC. New features will allow us to keep cost constant or increase cost on new models in order to protect our profit margins.

Material  effects  of  Government
---------------------------------

Not  applicable.

C.     ORGANIZATIONAL  STRUCTURE

For a list of our significant subsidiaries, see "Item 10 - Additional Information - Subsidiary Information".

D.     PROPERTY,  PLANT  AND  EQUIPMENT

We do not own any properties. We currently utilize office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management.

The monthly rent for its portion of this 1,000 square foot space is $500.00. The present facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

LinuxWizardry, Inc., the Florida-based subsidiary currently sub leases office space in Boca Raton at a rate of US$5,724 on a lease which expires March 31, 2003. In an effort to reduce costs, we are negotiating with the landlord to end the lease and find less costly premises.

Since our inception and during the five fiscal years ending in February 2001, we had been involved in oil and gas exploration/production and more recently, mineral property development. We had investigated several mineral properties in both Canada and the United States and currently retain only a 50% interest in the Fish Creek Prospect mentioned below. Although some testing work has been done on this property indicating the presence of gold, there is presently no positive indication that it contains any economic mineral resource.

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. We also own a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, we have received no revenues from our mining property activities, and have received negligible net revenues after operating costs from our interest in the Fayette County oil well during the past five fiscal years. As a result, we have written down our interest in the oil well located in Fayette County to $1, and have also written down our Fish Creek Prospect mineral property holdings to $1.

We have no current plans to pursue further activities in either the oil and gas business or the mineral property development business, although we plan to retain our current property interests in both on the remote chance that they may have some value in the future.


Item  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with US GAAP.

A.     OPERATING  RESULTS

Fiscal  2001  compared  to  2000
--------------------------------

During fiscal 2001, we received $146,429 in revenues from operations, as compared to no revenues in 2000. Interest income was negligible in both years.

Administrative expenses in 2001 totaled $1,724,086 compared to $188,700 in 2000. The increase was due mainly to the higher level of activity related to our acquisition of LinuxWizardry, Inc. Investor relations expenses totaled $279,439 in 2001 compared to $42,951 in 2000. Salaries and benefits expenses totalled $351,665 in 2001 as compared to nil in 2000. Other factors contributing to the higher administrative expenses were increased office, rent and telephone expenses ($279,496 in 2001 vs. $30,547 in 2000), increased professional fees ($70,932 in 2001 vs. $25,240 in 2000). Consulting and subcontracting fees also rose to $301,106 from $7,787 in 2000. Travel and promotion costs rose to
$123,120 in 2001 from $12,019 in 2000. The only area of decrease was in management and directors' fees, which dropped from $55,050 in 2000 to $42,000 in 2001. Financing costs of $145,314 related to the issuance of convertible debentures were incurred in 2001

Other expenses remained relatively stable. For additional details on events which took place during the course of the fiscal year, please refer to Item 4, "Information on the Company".

Mineral  property  carrying  costs  remained  relatively  the  same.

Costs associated with the acquisition and operations of LinuxWizardy, Inc. contributed significantly to expenses incurred during fiscal 2001. Research and development costs remained relatively the same totaling $1,071,240 in 2001 compared $1,100,557 during the previous year. Selling and marketing costs related to that business totaled $634,898 in 2001 as compared to $97,698 in 2000. This expense can be broken-down as follows: advertising and trade shows accounted for $330,914 in 2001 as compared to $93,196 in 2000; salary and marketing expenses totaled $266,211 in 2001 as compared to nothing in the previous year.

The net loss for 2001 under U.S. GAAP, totaled $3,329,663 compared to a loss of $1,390,772 in 2000.

Fiscal  2000  compared  to  1999
--------------------------------

We received no revenues from operations in fiscal 2000 as it similarly did in 1999. Interest income was negligible in both years.

Administrative expenses rose to $188,700 in 2000 from $113,607 in 1999 due mainly to the higher level of activity related to our acquisition of LinuxWizardry, Inc.

Investor relations expenses totaled $42,951 in 2000 compared to $9,090 in 1999. Other factors contributing to the higher administrative expenses were increased office, rent and telephone expenses ($30,547 in 2000 vs. $16,134 in 1999), and increased professional fees ($25,240 in 2000 vs. $16,223 in 1999). Management and directors' fees also rose to $55,050 from $42,000 in 1999. Travel and promotion costs rose from nil in 1999 to $12,019 in 2000. The only area of decrease was in consulting and subcontract expenses, which dropped from $17,486 in 1999 to $3,787 in 2000.

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

The net loss for 2000 under U.S. GAAP totaled $1,390,772 compared to a loss of $129,212 in 1999.

B.     LIQUIDITY  AND  CAPITAL  RESOURCES

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although it intends to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$100,000 per year and that he is capable of and willing to provide and/or arrange for such funding until we are able to obtain adequate funding from other sources, and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

In the event that Mr. Robertson were not able to meet his commitments, and no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity
---------

During  2001  we  financed  our  operations  and  received  $2,271,000  by:

          (i) receiving financial support from companies affiliated with the President of the Company in the amount of $682,000. These amounts are unsecured, non-interest bearing and due on demand;
          (ii) issuing 250,750 shares and receiving $372,000 pursuant to warrants and options exercised; and
          (iii)issuing  convertible  debentures  of  $1,217,000.

During  2001,  we  invested  these  funds  as  follows:

          (i) $104,000 of these funds were spent on acquiring mainly computer equipment;
          (ii) $2,546,000 of these funds were spent on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2001 as compared to the Year Ended February 29, 2000.

Our cash position has decreased by $379,000 to negative $10,000 and our working capital deficit, as at February 28, 2001 is $1,696,000.

C.     RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.

The computer hardware and software industry is subject to rapid technological change. We believe that continued and timely development and introduction of new and enhanced products is essential for us to become competitive in our market. We have been actively developing an IPSEC solution for our Magic Passage and Apprentice Router solutions. IPSEC is an industry standard security protocol that will allow our customers to utilize strong encryption for their

VPN solutions rather than the weaker encryption found in the point to point tunneling protocol (PPTP) used in our VPN devices today. Demand for an IPSEC solution from our customers has been extremely high and we believe that we will significantly increase our market share by offering this capability. Our aggregate research and development expenditures over the past two years ended
February  29,  2000  and  February 28, 2001 amount to $1,100,557 and $1,071,240, respectively.

We  do  not  hold  any  patents,  trademarks  or  copyrights.


C.     TREND  INFORMATION

See  "Item  4.  -  Information  on  the  Company,  - Part B., Business Overview"


ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

As of February 28, 2001, our Board of Directors consisted of five Directors, none of whom are independent (or "outside") non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 28, 2001.

Name               Position with Registrant     Term of Office     Office Held Since
-----------------  -------------------------  -------------------  -----------------

John G. Robertson  Chairman of the Board      Annual Shareholders            3/05/79
                   and Director, and          Meeting in 2001
                   Director of Subsidiary

Jennifer Lorette   Vice President  and        Annual Shareholders            6/01/94
                   Secretary and Director     Meeting in 2001

Mike Carpenter     President, Chief           Annual Shareholders            1/07/00
                   Executive Officer and      Meeting in 2001
                   Director, and Director of
                   Subsidiary

Nelson Comas       Vice President and         Annual Shareholders            1/07/00
                   Chief Operating Officer    Meeting in 2001
                   and Director, and
                   Director of Subsidiary

Frank Gepfrich     Chief Technical Officer    Annual Shareholders            1/07/00
                   and Director, and          Meeting in 2001
                   Director of Subsidiary

John G. Robertson. Mr. Robertson is the Chairman of the Board and founder of the Company and a Director of the Company since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor ("Rand Cam Engine") and hydrogen separator technology. Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the Canadian Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information

Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, a U.S. public company engaged in the Internet services provider business. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the Canadian Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream
Communications,  Inc.  Mr.  Robertson  is  a  citizen  and  resident  of Canada.

Jennifer Lorette - Ms. Lorette has held several positions with the Company since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the Canadian Venture Exchange. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, and its predecessor. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

Michael Carpenter, President, Chief Executive Officer and Director and also President, CEO and Director of the Subsidiary. He was previously President of Internet Software Group, an Internet programming company specializing in database driven Web sites in Perl/CGI and Java, Mr. Carpenter has more than 20 years experience with IBM, Motorola, Honeywell, Boeing and Chrysler in developing Linux and Unix based applications including IBM Via Voice Outloud for Linux. He has founded other technology businesses previously, including a Florida full service Internet company that he sold in 1997. Mr. Carpenter is a visionary leader with a focus on business development. Mr. Carpenter received his Bachelor of Science degree in Aerospace Engineering from Purdue University.

Nelson Comas, Vice President and Chief Operating Officer and Director of the Company and also Vice President and Chief Operating Officer and Director of the Subsidiary. He was previously Vice President of Internet Software Group, Mr. Comas has 12 years experience in developing and optimizing the manufacturing process throughout major manufacturing facilities worldwide, through hardware and software process improvements. Mr. Comas has an extensive background in Test Systems Engineering and was responsible for the development of SEI level 4 software processes within Motorola. He has managed large teams in excess of 15 engineers, both software and hardware. He has been responsible for corporate and project budgets for over $7,000,000 per year.

Frank Gepfrich, Chief Technology Officer and Director of the Company and Chief Technology Officer and Director of the Subsidiary. Mr. Gepfrich has 14 years of experience in developing enterprise software solutions with X- Windows and Java for Unix. Additional technical experience also includes creating Intranet applications using CORBA and JAVA in mixed computer environments. Mr. Gepfrich was also responsible for developing corporate wide solutions at Motorola.

B.     COMPENSATION

For the fiscal year ended February 28, 2001 the Company and its subsidiaries paid $466,689 in compensation to directors and officers as a group. Total compensation paid to all employees was $1,336,391.

SMR Investments Ltd., a company owned by Susanne M. Robertson, wife of John G. Robertson, receives, in accordance with a management agreement $2,500 per month for management fees provided to the Company and $500 per month for rent. A further $1,000 per month is paid to the Chairman of the Board of the Company, John G. Robertson, as a director's fee. John G. Robertson is also president and a director of SMR Investments Ltd.

No cash or non-cash compensation was paid or distributed to the Canadian executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year. The U.S. employees and executive officers received a contribution payable by the Company in the amount of 15% of their salary paid into an IRA so designated by each employees. We believed that this IRA contribution was a cost-effect solution to setting up and administered a retirement plan which we felt was necessary in order to maintain a competitive advantage in hiring high-tech employees. The total amount contributed by the Company was $200,459 with $52,500 of that amount being contributed to the directors and officers.

During the fiscal year ended February 28, 2001 stock options were granted on a total of 300,000 common shares pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 3,640,000. Of the total amount, 2,140,000 are exercisable at $0.10 (repriced on June 29, 2001) expiring on dates ranging from December 21, 2004 to May 1, 2006, 1,000,000 are exercisable at US$0.05 expiring on April 1, 2006, and 500,000 are exerciseable at US$0.750 expiring May 1, 2006.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE        NUMBER OF OPTIONS  EXERCISE PRICE (1)      EXPIRY DATE
----------------------  -----------------  -------------------  -----------------
John G. Robertson                 375,000  $              0.10  December 21, 2004
Jennifer Lorette                   75,000  $              0.10  December 21, 2004
Mike Carpenter                     95,000  $              0.10  January 5, 2005
Frank Gepfrich                     85,000  $              0.10  January 5, 2005
Nelson Comas                       85,000  $              0.10  January 5, 2005
TOTAL HELD AS A GROUP:            715,000

(1)     Repriced  to  $0.10  per  share  on  June  29,  2001

Options to Purchase Registrant's Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE       NUMBER OF OPTIONS  EXERCISE PRICE      EXPIRY DATE
---------------------  -----------------  ---------------  ------------------
Gordon Friesen                   100,000  $       0.10 US  December 21, 2004
James Vandeberg                   50,000  $       0.10 US  September 12, 2005
Richard Cindric                   50,000  $       0.10 US  September 12, 2005
Suzanne Foster                    25,000  $       0.10 US  October 30, 2005
W. James Skelton                  75,000  $       0.10 US  October 30, 2005
L. Howard Nicol                  100,000  $       0.10 US  January 25, 2006
Tammy Del Santo                   25,000  $       0.10 US  May 1, 2006
Hal Clark                      1,000,000  $       0.05 US  April 1, 2006
Hal Clark                        500,000  $       0.10 US  April 1, 2006
Alain Salem                      500,000  $      0.075 US  May 1, 2006
Alain Salem                      500,000  $       0.10 US  May 1, 2006
TOTAL HELD AS A GROUP          2,925,000

C.     BOARD  PRACTICES

Under section 187 of the Company Act, R.S.B.C. 1996, c. 62, the directors of a reporting company, from among their number, must elect at their first meeting following each annual general meeting a committee, to be known as the audit committee, composed of not fewer than 3 directors, of whom a majority must not be officers or employees of the company or an affiliate of the company, to hold office until the next annual general meeting. Our Board of Directors established and Audit Committee which members consist of John Robertson, Jennifer Lorette and Nelson Comas. It is intended that following the completion of the annual general meeting of shareholders scheduled to be held on August 28, 2001, that, providing the directors nominated are elected by the shareholder, the directors will appoint John Robertson, Jennifer Lorette and Susanne Robertson as members of the Audit Committee.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.     EMPLOYEES

Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

As of February 28, 2001, we employed 14 full-time employees and one part-time employee. In May, 2001, it was necessary to radically reduce our workforce from 10 full-time employees and one part-time employee in keeping with the downsizing of our operations. This downsizing left us with three (3) full-time employees in Florida, and two (2) part-time employees in Richmond, British Columbia. We hope to increase the number of employees up to the year-end numbers as soon as possible. Many of our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.     SHARE  OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 30, 2001:

Shareholder        Number of shares issued and  Percentage ownership (1)
                   outstanding
-----------------  ---------------------------  ------------------------
John G. Robertson                    1,652,000                     6.19%
Jennifer Lorette                                                      *
Mike Carpenter                         546,050                     2.05%
Nelson Comas                           503,500                     1.89%
Frank Gepfrich                         570,000                     2.14%

(1) as at June 30, 2001, there were 26,658,263 issued and outstanding common shares.

*  Beneficially  owns  less  than  one  percent  of  our  common  shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to " - Stock Options Granted to Employees, Directors and Senior Managers".

ITEM  7.      MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.     Major  Shareholders.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation or foreign government.

As of July 13, 2001 26,658,263 Common Shares were outstanding. At such date, we were not aware of any persons or groups known to us to be the owners of more than 10% of our issued and outstanding common shares.

We do not know of any arrangements which could result in a change in control of the Company.

B.     Related  Party  Transactions.

We  are  a  party  to  a  management services agreement with SMR Investment Ltd.
("SMR") under which SMR incurred management fees of $30,000 in each of fiscal years 2001, 2000 and 1999, and rent of $6,000 in each of fiscal years 2001, 2000 and 1999. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2001, 2000 and 1999.

We had related party advances outstanding of $691,850 at the February 2001 yearend, compared to $9,929 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

Also refer to "Liquidity and Capital Resources" regarding the "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations" by John Robertson.

C.     Interests  of  Experts  and  Counsel.

 Not  applicable.

ITEM  8.     FINANCIAL  INFORMATION

A.     Consolidated  Statements  and  Other  Financial  Information

See  page  F-1  to  F-13  following  Item  19.

Legal  Proceedings

We  are  not  a  party  to  any  material  legal  proceedings.

Dividend  Distribution  Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.     Significant  Changes

None.

ITEM  9.     THE  OFFER  AND  LISTING

Not  applicable,  except  for  Item  9A  and  Item  9C.

Our shares traded solely on the Alberta Stock Exchange (the "ASE") between November, 1995 and December 14, 1999, at which time it voluntarily delisted from the ASE. The Company's stock currently trades on the Over the Counter Bulletin Board under the symbol LNXWF.

The following table shows the annual high and low closing prices of our stock traded on the ASE and OTC Bulletin Board during the last five fiscal years as follows:

Year                   High              Low              Close
---------------  ----------------  ----------------  ----------------

2001             $          4.375  $        0.09375  $        0.09375
2000             $          3.625  $           0.08  $          2.875
1999             $          0.195  $          0.075  $           0.12
1998             $           0.20  $           0.07  $           0.08
1997             $           0.59  $           0.12  $           0.18

_________
*Prices  in  C$  through  11/30/99,  US$  from  12/01/99  to  date

The following table shows the quarterly high and low closing prices of our stock traded on the ASE and OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period             High       Low      Close      Volume
---------------  ---------  --------  --------  ----------

2002
Q1 5/31/01*      $    0.13  $0.03125  $   0.12  23,065,200


2001
Q1   5/31/01*    $   4.375  $  1.312  $  1.312   8,408,500
Q2   8/31/00*    $   2.562  $  1.375  $   1.75   3,895,100
Q3  11/30/00*    $ 1.65625  $   0.25  $   0.25   2,239,800
Q4  2/29/01 *    $0.234375  $0.09375  $0.09375   8,614,800


2000
Q1   5/31/99*    $    0.13  $   0.11  $   0.11     250,000
Q2   8/31/99*    $    0.16  $   0.08  $   0.12     374,500
Q3  11/30/99*    $    0.72  $   0.16  $   0.66   1,228,000
Q4  2/29/00 *    $    4.00  $   0.42  $   2.87  12,385,000

---------
*Prices  in  C$  through  11/30/99,  US$  from  12/01/99  to  date

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month           High*      Low*
--------------  ---------  ---------
2001, June      $    0.10  $    0.06
2001, May       $    0.13  $    0.05
2001, April     $  0.0625  $ 0.03125
2001, March     $0.109375  $0.046875
2001, February  $0.171875  $ 0.09375
2001, January   $0.234375  $ 0.15625

_________
*  All  prices  are  in  U.S.  dollars.

ITEM  10.     ADDITIONAL  INFORMATION

A.     Share  Capital

Not  applicable.

B.     Memorandum  and  Articles  of  Association

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 4, 1999, which became effective August 3, 1999, to which our Articles of Incorporation and Memorandum were filed as exhibits.

C.     Material  Contracts

We entered into an agreement with PC Connection, Inc., a leading direct marketer of information technology products and solutions. Under the terms of the agreement, PC Connection was the first computer direct marketer to offer our Magic Passage(TM) line of products through its many marketing vehicles, including the PC Connection catalog and its www.pcconnection.com web site. PC Connection is currently our only active reseller.

We awarded a contract to Lineo, Inc. to manufacture our new Magic Passage incorporating our proprietary configuration software known as the Apprentice Command Center. We believe that this alliance with Lineo has enabled us to bring our Magic Passage to market quickly and allowed us to keep pace with the expected demand for our products. Under the terms of the Agreement, Lineo manufactures the hardware for the first version of the Magic Passage for us. We began selling the Magic Passage. We are dependent upon Lineo to continue to produce our only product which is in production and currently generating sales.

In June, 2000 we were awarded a contract from the Personal Communication Sector of Motorola (NYSE: MOT) to develop a Global Knowledge Base for internally developed software. This system will provide information and defect tracking on internally developed software for manufacturing at Motorola's facilities worldwide. This agreement with Motorola was a major breakthrough for us in working with new technology projects with large telecommunications and network companies. Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 1999 were $33.1 Billion.

D.     Exchange  Controls.

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

E.     Taxation.

Withholding

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

F.     Dividends  and  Paying  Agents

Not  applicable.

G.     Statement  by  Experts.

Not  applicable.

H.     Documents  on  Display.

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 4, 1999, which became effective August 3, 1999. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005.
Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.     Subsidiary  Information.

We hold a 100% interest in LinuxWizardry, Inc., a private Florida corporation. LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. It has no sales to date and is currently developing additional prototypes. It is our operating subsidiary. We declared a 25% dividend to our shareholders on December 5, 2000 and this dividend has not been issued to date. Prior to issuance, we must prepare a registration statement and, to date, this has not been completed.

ITEM  11.     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 was effective for our fiscal year beginning March 1, 2000. Because we are not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on our financial position or results of operations.

ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

Not  applicable.

                                     PART II

ITEM  13.     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELIQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.     Material  Modifications  to  the  Rights  of  Security  Holders

None.

B.     Use  of  Proceeds.

Not  applicable

ITEM  15.     [RESERVED]

ITEM  16.     [RESERVED]


                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS

The  Company  has  elected  to provide financial statements pursuant to Item 18.


ITEM  18.     FINANCIAL  STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP). The consolidated financial statements as required under Item 18 are included immediately following the text of this Report.

ITEM  19.     EXHIBITS

(a) The following consolidated financial statements, together with the report of Manning, Elliott, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index  to  Consolidated  Financial  Statements
Independent  Auditors'  Report
Consolidated  Balance  Sheets
Consolidated  Statements  of  Loss  and  Deficit
Consolidated  Statements  of  Cash  Flows
Notes  to  the  Consolidated  Financial  Statements

(b)  Documents  filed  as  exhibits  to  this  annual  report:

                                  EXHIBIT INDEX

Number     Description
------     -----------

3.1 Memorandum and articles of incorporation with bylaws dated (1) February 27, 1979

3.2 Altered memorandum and special resolution dated September 20, (1) 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class "A" Common voting shares without par value as common shares without par value and redesignating Class "B" Common non-voting shares as common shares without par value
4.1        Specimen  copy  of  Registrant's  common  share  certificate      (2)

10.1 Commitment by John G. Robertson dated July 16, 1999 to provide (2) financing to the Registrant as required for ongoing operations

10.2 Share Purchase Agreement dated January 7, 2000 between Flame (3) Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.

10.3 Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and * Motorola, Inc., Personal Communications Sector

10.4 License Agreement dated June 30, 2000 between LinuxWizardry * Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc

10.5 Vendor Agreement dated January 5, 2001 between Merrimack Services * Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.

     (1) incorporated by reference to the Registrant's Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
     (2) incorporated by reference to the Registrant's Amendment No. 1 to the Registration Statement dated July 22, 1999
     (3) incorporated by reference to the Registrant's Annual Report on Form 20-F filed on September 14, 2000

     *    Filed  herewith

Number     Description                                                      Page
------     -----------                                                      ----

3.1        Memorandum  and  articles  of  incorporation  with  bylaws  dated
           February  27,  1979

3.2 Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class "A" Common voting shares without par value as common shares without par value and redesignating Class "B" Common non-voting shares as common shares without par value
4.1        Specimen  copy  of  Registrant's  common  share  certificate

10.1 Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations

10.2 Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.

10.3 Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and 60 Motorola, Inc., Personal Communications Sector

10.4 License Agreement dated June 30, 2000 between LinuxWizardry 61 Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc

10.5 Vendor Agreement dated January 5, 2001 between Merrimack Services 80 Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.

                                 SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.


                           LINUXWIZARDRY SYSTEMS, INC.
                           ---------------------------
                                   REGISTRANT


Dated:     July  17,  2001                    By: /s/  John  G.  Robertson
           ---------------                        ------------------------
                                                  John  G.  Robertson
                                                  Chairman of the Board/Director

LINUXWIZARDRY  SYSTEMS,  INC.
(Expressed  in  Canadian  Dollars)


     Index


Independent  Auditors'  Report . . . . . . . . . . . . . . . . . . . . . . . F-1

Consolidated  Balance  Sheets. . . . . . . . . . . . . . . . . . . . . . . . F-2

Consolidated  Statements  of  Loss  and  Deficit . . . . . . . . . . . . . . F-3

Consolidated  Statements  of  Cash  Flows. . . . . . . . . . . . . . . . . . F-4

Notes  to  the  Consolidated  Financial  Statements. . . . . . . . F-5  to  F-13

MANNING       ELLIOTT                        11th floor, 1050 West Pender Street
                                             Vancouver, BC, Canada V6E 3S7
                                             Tel: 604.714.3600 Fax: 604.714.3669
CHARTERED ACCOUNTANTS                        Web: manningelliot.com

                          INDEPENDENT AUDITORS' REPORT

To  the  Directors  of
LinuxWizardry  Systems,  Inc.

We have audited the accompanying consolidated balance sheets of LinuxWizardry Systems, Inc. as at February 28, 2001 and February 29, 2000 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception and has recently acquired a new business in the development stage requiring significant operating funds. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments which might result from the outcome of these uncertainties.


/s/ Manning Elliott

CHARTERED  ACCOUNTANTS
Vancouver,  Canada
July  11,  2001

LINUXWIZARDRY  SYSTEMS,  INC.
Consolidated  Balance  Sheets
As  at  February  28,  2001  and  February  29,  2000
(Expressed  in  Canadian  Dollars)


                                                                          2001          2000
                                                                           $             $
ASSETS
Current Assets
Cash                                                                            -       369,395
Accounts receivable                                                        43,019             -
Inventory                                                                  91,133             -
Prepaid expenses                                                            8,760       166,438
------------------------------------------------------------------------------------------------

                                                                          142,912       535,833

Capital Assets [Note 3]                                                    74,020         7,569

Natural Resource Properties [Note 4]                                            2             2
------------------------------------------------------------------------------------------------
                                                                          216,934       543,404
================================================================================================

LIABILITIES
Current Liabilities
Cheques issued in excess of funds on deposit                                9,840             -
Accounts payable                                                          456,678        69,528
Accrued liabilities                                                       269,292         8,000
Due to related parties [Note 5]                                           691,850         9,929
Convertible debentures [Notes 6 and 11]                                   410,886             -
------------------------------------------------------------------------------------------------
                                                                        1,838,546        87,457
------------------------------------------------------------------------------------------------

Contingencies and Commitments [Notes 1 and 8]

SHAREHOLDERS' EQUITY (DEFICIT)
Capital Stock [Note 7]

  100,000,000 common shares, authorized without par value; 17,992,459   4,654,582     2,767,512
  and 12,909,114 issued respectively

  Common shares and warrants subscribed for but not issued                  6,848       652,995

  Additional Paid In Capital [Note 7[d]]                                   11,181             -
------------------------------------------------------------------------------------------------
                                                                        4,672,611     3,420,507

Deficit                                                                (6,294,223)   (2,964,560)
------------------------------------------------------------------------------------------------

                                                                       (1,621,612)      455,947
------------------------------------------------------------------------------------------------

                                                                          216,934       543,404
================================================================================================

Approved  by  The  Board:
                          "John  G.  Robertson"                   "Jennifer  Lorette"
                        ------------------------------------    --------------------------------
                          John  G.  Robertson,  Director          Jennifer  Lorette,  Director

   (The accompanying notes are an integral part of these consolidated financial statements)
                                       F-2

LINUXWIZARDRY  SYSTEMS,  INC.
Consolidated  Statements  of  Loss  and  Deficit
For  the  Years  Ended  February  28,  2001  and  February  29,  2000
(Expressed  in  Canadian  Dollars)

                                                                        2001          2000
                                                                         $             $

Sales                                                                   146,429             -

Cost of goods sold                                                       39,933             -
----------------------------------------------------------------------------------------------
Gross margin                                                            106,496             -
----------------------------------------------------------------------------------------------

Expenses

  General and Administrative
    Amortization of capital assets                                       37,917             -
    Amortization of discount on convertible debentures [Note 7[d]]       11,181             -
    Consulting and subcontract                                          301,106         7,787
    Filing and regulatory fees                                           38,588        13,547
    Financing costs [Note 6]                                            145,314             -
    Foreign exchange                                                     32,443         1,905
    Interest on convertible debentures [Note 6]                          13,314             -
    Investor relations                                                  279,439        42,951
    Management and directors fees [Note 5[b]]                            42,000        55,050
    Office, rent and telephone                                          279,496        30,547
    Professional fees                                                    70,932        25,240
    Salaries and benefits                                               351,665             -
    Travel and promotion                                                123,120        12,019
    Less interest income                                                 (2,429)         (346)
----------------------------------------------------------------------------------------------

                                                                      1,724,086       188,700
----------------------------------------------------------------------------------------------

  Research and Development
    Accounting and legal                                                 18,752             -
    Office and rent                                                      93,609             -
    Programmers                                                         873,214        14,500
    Prototype                                                            19,143             -
    Purchase in process research and development [Note 1]                     -     1,086,057
    Non-recurring engineering fees                                       26,176             -
    Travel and recruiting                                                40,346             -
----------------------------------------------------------------------------------------------

                                                                      1,071,240     1,100,557
----------------------------------------------------------------------------------------------

  Selling and Marketing
    Advertising and trade shows                                         330,914        93,196
    Salary and marketing                                                266,211             -
    Travel                                                               37,773         4,502
----------------------------------------------------------------------------------------------

                                                                        634,898        97,698
----------------------------------------------------------------------------------------------

  Natural Resource
    Annual lease costs                                                    5,935         3,817
----------------------------------------------------------------------------------------------

Net Loss For The Year                                                (3,329,663)   (1,390,772)

Deficit - Beginning of Year                                          (2,964,560)   (1,573,788)
----------------------------------------------------------------------------------------------

Deficit - End of Year                                                (6,294,223)   (2,964,560)
==============================================================================================

Loss Per Share [Note 2]                                                    (.24)         (.13)
==============================================================================================

   (The accompanying notes are an integral part of these consolidated financial statements)
                                       F-3

LINUXWIZARDRY  SYSTEMS,  INC.
Consolidated  Statements  of  Cash  Flows
For  the  Years  Ended  February  28,  2001  and  February  29,  2000
(Expressed  in  Canadian  Dollars)


                                                                                       2001          2000
                                                                                        $             $
Operating Activities

  Net loss for the year                                                             (3,329,663)   (1,390,772)

  Interest on convertible debentures paid with shares                                   11,167             -
  Financial consulting services paid with shares                                        51,406        27,187
  In process research and development paid with shares                                       -     1,086,057
  Amortization of capital assets                                                        37,917             -
  Amortization of discount on convertible debentures                                    11,181             -

  Change in non-cash working capital items                                             671,968        33,765
-------------------------------------------------------------------------------------------------------------
Cash to Operations                                                                  (2,546,024)     (243,763)
-------------------------------------------------------------------------------------------------------------

Financing Activities
  Capital stock issued and/or subscribed for                                           371,795       766,245
  Advances from (repayment to) related parties                                         681,921      (147,705)
  Convertible debentures issued                                                      1,217,440             -
-------------------------------------------------------------------------------------------------------------

Cash from Financing Activities                                                       2,271,156       618,540
-------------------------------------------------------------------------------------------------------------

Investing Activities
  Acquisition of capital assets                                                       (104,367)       (7,569)
-------------------------------------------------------------------------------------------------------------

Cash to Investing Activities                                                          (104,367)       (7,569)
-------------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash During the Year                                           (379,235)      367,208

Cash - Beginning of Year                                                               369,395         2,187
-------------------------------------------------------------------------------------------------------------

Cash - End of Year                                                                      (9,840)      369,395
=============================================================================================================
Non-Cash Financing Activities

  Stock based compensation

    30,000 (2000 - 150,000) shares were issued pursuant to a financial consulting       51,406       164,625
    services agreement

    4,202,595 shares were issued and 30,000 have been allotted for convertible         817,721             -
    debentures converted

Property acquisition [Note 1]

  LinuxWizardry, Inc. was acquired by way of issuance of 2,000,000 shares                    -     1,087,500
-------------------------------------------------------------------------------------------------------------

                                                                                       869,127     1,252,125
=============================================================================================================

Income taxes paid                                                                            -             -

Interest paid                                                                                -             -

   (The accompanying notes are an integral part of these consolidated financial statements)
                                       F-4

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

1.   Nature  of  Operations  and  Continuance  of  Business

     The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

     The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol "LNXWF".

     On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses.

     LinuxWizardry, Inc. has currently developed various prototypes and has preliminary sales of $146,429. Operating advances of US$1,696,000 have been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to February 28, 2001. Additional funds are required to further develop the software solutions and commercially exploit and execute upon their business plan.

     The business acquisition was accounted for using the purchase method of accounting for business combinations. Share consideration, totalling $1,087,500, was allocated to in process research and development which was expensed to operations. There were no other purchase price adjustments. On March 15, 2000 shareholders approved to rename the Company, LinuxWizardry Systems, Inc.

     The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software. As a result of the uncertainty that is typical in a development stage company, and the severe working capital deficiency, there is substantial doubt about the company's ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

     Subsequently the Company raised US$80,000 by way of a convertible debenture with interest at a rate of 6% per annum, the principal and interest which may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The Maturity Date is July 6, 2002. The Company will have to pay a finders fee of US$8,000. The Company will also issue 16,000 Warrants.


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

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

2.   Significant  Accounting  Policies  (continued)

     (b)  Consolidation

          These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc. On a comparative basis these accounts only include the operations of LinuxWizardry, Inc. for the period from January 10, 2000 (date of acquisition) to February 29, 2000.

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

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

2.   Significant  Accounting  Policies  (continued)

     (f)  Loss  Per  Share

          Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

          Year  to  February  29,  2000               10,892,000
          Year  to  February  28,  2001               14,062,000

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

     (h)  Revenue  Recognition

          Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

     (i)  Cash  and  Cash  Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (j)  Research  and  Development

          Research and development costs are expensed in the period in which they are incurred.

     (k)  Capital  Assets

          Capital assets are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of two years.

     (l)  Inventory

          Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

     (m)  Discount  on  Convertible  Debentures

          The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

3.   Capital  Assets

                                                             2001       2000
                                           Accumulated   Net Book   Net Book
                                   Cost   Amortization      Value      Value
                                      $              $          $          $
Computer and office equipment   111,937         37,917     74,020      7,569
============================================================================

4.   Natural  Resource  Properties

     (a)  Mineral  Property

          The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

          The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

          The  Company  has  written  down  its  interest  to  a  nominal  $1.

     (b)  Petroleum  Property

          The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. The Company has written down its interest to a nominal $1.

5.   Related  Party  Balances/Transactions

     (a)  Balances

          The following amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment:

                                               2001       2000
                                                 $         $

          394754 B.C. Ltd.                     30,619         -
          Access Information Services, Inc.     4,198         -
          IAS Communications Inc.                 500         -
          Imaging Technologies Inc.            80,655    17,459
          JGR Petroleum, Inc.                  20,040     1,494
          John Robertson                        5,000    (7,000)
          Rainbow Network                      92,830         -
          Reg Technologies Inc.                 1,307     4,551
          REGI U.S., Inc.                         (38)      (38)
          SMR Investments Ltd.                455,583    (7,693)
          Teryl Resources Corp.                 1,156     1,156
          ------------------------------------------------------
                                              691,850     9,929
          ======================================================

     (b)  Transactions

          (i) Pursuant to a management services agreement, the Company paid management fees of $30,000 (2000 - $30,000) and rent of $6,000
               (2000 - $6,000) to a company controlled by the President of the Company.

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

5.   Related  Party  Balances/Transactions  (continued)

     (b)  Transactions  (continued)

          (ii) The Company paid a director's fee of $12,000 (2000 - $12,000) to the President of the Company.

          (iii)The Company paid the President of LinuxWizardry, Inc. a salary of US$104,000 (2000 US$9,000).

6.   Convertible  Debentures

     During the year the Company offered a private placement of convertible debentures and secured a commitment for up to US$1,100,000. During the year the Company drew down US$800,000 in two tranches:

     (a) US$550,000 Convertible Debentures with interest at the rate of 6% per annum, the principal and interest of which may be converted into common shares at the following Conversion Price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the receipt of the Notice of Conversion or the Maturity Date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The maturity date is October 18, 2001. The Company received US$479,500 after paying an Agency fee of US$3,500, a Finders fee of US$55,000 and legal fees of US$12,000. The Company also granted 110,000 Warrants expiring October 18, 2005. 55,000 of the Warrants are exercisable into 55,000 common shares at a price of US$1.08 per share and 55,000 of the Warrants are exercisable into 55,000 common shares at a price of US$1.17 per Share. During the year the Company converted debentures having a face value of US$530,000 into 4,202,595 shares for an average conversion price of US$0.083. The remaining debentures having a face value of US$20,000 were converted into 473,052 shares for an average conversion price of US$0.042 subsequent to February 28, 2001.

     (b) US$250,000 Convertible Debentures with interest at the rate of 6% per annum, the principal and interest of which may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten
          (10) Trading Days prior to the receipt of the Notice of Conversion or the Maturity Date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The maturity date is October 18, 2001. The Company received US$225,000 after paying a Finders fee of US$25,000. The Company also issued 50,000 Warrants expiring October 18, 2005. 25,000 of the Warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of the Warrants are exercisable into 25,000 common shares at a price of US$0.22 per Share. Subsequent to February 28, 2001 these convertible debentures were converted into 7,247,221 shares at an average conversion price of $0.034.

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

7.   Capital  Stock

                                                                 No. of        Value
                                                                 Shares          $

Issued as at February 28, 1999                                 10,004,114    1,402,137

Cancelled due to a private placement rescission                   (20,000)      (3,000)

Issued during the year for:
  Cash pursuant to stock options exercised                        775,000      116,250
  Financial consulting services - stock based compensation        150,000      164,625
  Acquisition of LinuxWizardry, Inc. [Note 1]                   2,000,000    1,087,500
---------------------------------------------------------------------------------------

Issued at February 29, 2000                                    12,909,114    2,767,512

Issued during the year for:
  Cash pursuant to a private placement [(a) below]                600,000      652,995
  Cash pursuant to stock options exercised                         43,750       49,935
  Financial consulting services                                    30,000       51,406
  Cash pursuant to warrants exercised                             207,000      315,013
  Conversion of convertible debentures                          4,202,595      817,721
---------------------------------------------------------------------------------------

Issued at February 28, 2001                                    17,992,459    4,654,582

Shares to be issued, re: conversion of convertible debentures      30,000            -
---------------------------------------------------------------------------------------
Issued and allotted at February 28, 2001                       18,022,459    4,654,582
=======================================================================================


     (a)  Shares  and  warrants  issued  pursuant  to  a  unit private placement

          The Company raised US$450,000 pursuant to a private placement of 600,000 units at US$0.75 per unit. These units were issued in March, 2000 and each unit contained one share and one warrant to acquire one additional share at US$1.00 if exercised within one year of receipt of funds being between January 7, 2001 and February 28, 2001 (extended to December 31, 2001). A total of 207,000 warrants were exercised.

     (b)  Escrowed  shares

          A total of 317,057 shares are held in escrow to be released upon completion of a work program on the Fish Creek claim, subject to regulatory approval.

          A  total  of  760,936  shares  were released from escrow during fiscal
          2001.

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

7.   Capital  Stock  (continued)

     (c)  Stock  options

          (i) The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

          (ii) The weighted average number of shares under option and option price for the year ended February 28, 2001 is as follows:

                                   Weighted
                      Shares       Average     Weighted Average
                   Under Option     Option    Remaining Life of
                         #        Price US$    Options (Months)
Beginning of year     1,100,000         .75
Granted                 300,000         .82
Exercised               (43,750)       (.75)
Cancelled              (216,250)       (.75)
Lapsed                        -           -
                   -------------
End of year           1,140,000        .57*                 49
                   =============  ==========  =================

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.


          (iii) The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

               The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

               If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2001 and 2000 would have been as follows:

                              2001          2000
                               $             $
Net loss
     As reported           (3,329,663)   (1,390,772)
     Pro forma             (3,433,970)   (1,433,689)
Basic net loss per share
          As reported            (.24)         (.13)
          Pro forma              (.24)         (.13)

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

7.   Capital  Stock  (continued)

     (d) The additional paid in capital represents the fair market value of the 160,000 warrants issued with the convertible debentures discussed in
          Note  6.

                                      2001    2000
                                       $        $

Market value of warrants             149,090      -
Discount on convertible debentures   137,909      -
----------------------------------------------------
Net carrying value                    11,181      -
====================================================

          The discount on convertible debentures is accredited to operations over the life of the warrants being five years to October 18, 2005.

8.   Commitments

     The Company entered into a premises sublease on April 10, 2000 for its Florida operation. The Company paid US$10,800 as a security deposit and last months rent. Monthly lease payments are US$5,724 to the end of the lease which expires March 31, 2003. Subsequent to the year end the Company broke the lease and forfeited the security deposit. The security deposit has been written off to operations.

9.   Losses  and  Deductions  for  Tax  Purposes

     The Company has Canadian income tax losses of approximately $1,900,000 which are available to reduce taxable income of future years. The losses expire as follows:

                                $                   $                    $
                    2002      80,000     2005     99,000     2007     164,000
                    2003     118,000     2006    113,000     2008   1,212,000
                    2004     114,000

     The Company has US tax losses of US$94,000 and US$1,243,000 expiring in 2015 and 2016 respectively.

     The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

     The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

     The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

     The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

LINUXWIZARDRY  SYSTEMS,  INC.
Notes  to  the  Consolidated  Financial  Statements
For the Years Ended February 28, 2001 and February 29, 2000 (Expressed in Canadian Dollars)

10.  Financial  Instruments

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

11.  Subsequent  Events

     (a) Pursuant to the remaining US$300,000 convertible debentures commitment, the Company received a further US$80,000 which bears interest at a rate of 6% per annum, the principal and interest which may be converted into common shares at the following Conversion Price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) Trading Days prior to the closing date, or
          (ii) 65% of the average of the two lowest closing bid prices during the five (5) Trading Days prior to the receipt by the Company of the Notice of Conversion or the Maturity Date, as applicable. The Maturity Date is July 6, 2002. The Company paid a finders fee of US$8,000. The Company also issued 16,000 Warrants.

     (b) See Note 6(a) and (b) for convertible debentures having a face value of US$270,000 (Cnd$410,880) being converted into 7,720,273 common shares at an average conversion price of $0.035.