Form 20-F
period 2003-02-28
LINUX GOLD CORP
filed 2003-08-25
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30084

LINUX GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5, Canada
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

Title of Each Class	Outstanding at February 28, 2003
Common Shares, no par value	56,983,413

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                         No ☐

Indicate by check mark which financial statement the registrant has elected to follow.

Item 17. ☐                         Item 18. ☒

GLOSSARY OF MINING TERMS

We are required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission. Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides. In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

The following is a glossary of some of the terms used in the mining industry and referenced herein:

assay – a precise and accurate analysis of the metal contents in an ore or rock sample
Au - gold.
auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.
diamond drill – a large machine that produces a more or less continuous core sample of the rock or material being drilled.
feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production geological resource – a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined. Geological resources are categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known; geological resources are sometimes referred to as a “ mineral resource” or “ mineral inventory”.
gm/mt or gpt - grams per tonne.
gold deposit - means a mineral deposit mineralised with gold.
gold resource – see geological or mineral resource
grams per cubic meter - alluvial mineralisation measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.
lode mining – mining of gold bearing rocks, typically in the form of veins or stockworks measured resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
net profit interest (NPI) – effectively a royalty based on the net profits generated after recovery of all costs net smelter royalty or NSR - a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.
nugget effect – an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit ounce or oz. - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.
opt – troy ounces per ton
probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled ton - short ton (2,000 pounds).
tonne - metric tonne (2,204.6 pounds).
trenching – the surface excavation of a linear trench to expose mineralization for sampling vein – a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Unless the context otherwise requires, all references to the “Registrant” or the “Company” or “Linux” refer to Linux Gold Corp. All monetary figures are in terms of United States dollars unless otherwise indicated.

Foreign Private Issuer Status

Foreign Private Issuer Status:

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.), (the "Company”), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets issuer are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 2.          OFFER AND STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.          KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2003 and 2002, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 28, 2003 and 2002 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2003, US$1.00 was equal to approximately C$1.4880.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

Fiscal Years Ended February 28/29

	2003	2002	2001	2000	1999
Net Revenue		$ -	$ 146,429	$ -	$ -
Income (loss) from continuing operations	(150,020)	(420,261)	(1,357,802)	(1,390,772)	(129,212)
Income (loss) from discontinued operations	-	(366,448)	(1,971,861)	-	-
Income (loss) from continuing operations per Common Share	(.01)	(.02)	(0.10)	(0.13)	(0.02)
Income (loss) from discontinued operations per Common Share	-	(.01)	(.14)	-	-
Total Assets	92,719	11,240	216,934	543,404	6,574
Working Capital (deficit)	(514,235)	(1,549,592)	(1,695,634)	451,376	(171,653)
Shareholders’ Equity (deficit)	(514,233)	(1,542,141)	(1,621,612)	455,947	(171,651)
Cash Dividends per common share	$ nil	$ nil	$ nil	$ nil	$ nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.4880 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 28, 2003. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On July 10, 2003, the Noon Buying Rate was CDN$ 1.3822 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
December	2002	1.5620	1.5559
January	2003	1.5442	1.5371
February	2003	1.5161	1.5092
March	2003	1.4801	1.4714
April	2003	1.4639	1.4543
May	2003	1. 3908	1. 3789
June	2003	1.3768	1.3348

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	February 28/29
2003	1.5438	1.5995 / 1.488	1.4880
2002	1.5625	1.5102/1.6128	1.6049
2001	1.4954	1.4470/1.5600	1.5320
2000	1.4737	1.4956/1.4475	1.4498
1999	1.4956	1.5465/1.4159	1.5078

B.          CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required

C.          REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.          RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Our Limited and Changing Operating History. We initially focused the business of the Company on natural resource development. We changed direction becoming involved in the information technology industry to take advantage of the booming technology sector and the declining precious metals markets. We were not successful in that industry segment. We have returned our focus on mining and exploration. .

Exploration and Development Risks. There is no assurance given by the Company that our exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Registrant’s properties have defined ore bodies with reserves and resources, and the proposed exploration programs are an exploratory search for ore. There is no assurance that our mineral exploration and development activities will result in any discoveries of bodies of commercial ore.

Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. We have relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, we may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Financing Risks. There is no assurance that we will be able to secure the financing necessary to explore, develop and produce our mineral properties.

We do not presently have sufficient financial resources or operating cash-flow to undertake solely all of our planned exploration and development programs. The development of our properties may therefore depend on obtaining a joint venture partners, and on our ability to obtain additional required financing. There is no assurance we will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties as disclosed herein. In addition, we have no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in our audited consolidated financial statements for the year ended February 28, 2003 we have incurred significant operating losses and have an accumulated deficit of $7,444,752 at February 28, 2003. Furthermore, we have working capital deficit of $514,235 as at February 28, 2003, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 28, 2003 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Significant Losses for the Foreseeable Future. We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

Volatility of The Over-the-Counter Bulletin Board (“OTC BB”) may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future may continue to adversely affect the market price of the Common Stock.

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

Estimates of Mineral Deposits. There is no assurance that any estimates of mineral deposits herein will not change. Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.

Mineral Prices. There is no assurance that mineral prices will not change. The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.

Title Opinions. The existence of title opinions should not be construed to suggest that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if the Fish Creek Claims has been staked or assessment work carried out.

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

Third Party Reliance. Our rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, we may have no direct contractual relationship with the underlying property holder.

ITEM 4.          INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 56,983,413 shares were issued and outstanding as of February 28, 2003 and 58,783,413 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #1103 -11871 Horseshoe Way, Richmond, B.C., V7A 5H5.

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

On December 15, 1999 we announced that as a result of our common stock being listed on the OTC BB as a fully reporting company, we voluntarily applied for a delisting from the Alberta Stock Exchange (which merged in 2000 with the Vancouver Stock Exchange to become the Canadian Venture Exchange, and has subsequently become the TSX Venture Exchange), which was effective the close of business on December 14, 1999.

On January 10, 2000, we acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company's restricted common stock pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. On June 30, 2001, the business operations of this subsidiary were discontinued. It has no assets remaining. Please refer to Note 1 to our Financial Statements attached hereto.

On March 15, 2000 we held a shareholders meeting at which our shareholders voted to change our name from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc. and selected the new requested symbol LNXWF. Our shareholders also approved an amended stock option plan. At that time, our new name, LinuxWizardry Systems, Inc. and the new symbol, LNXWF, more closely represented our then current business activities.

On February 20, 2003 we held a shareholders meeting at which our shareholders voted to change our name from LinuxWizardry Systems, Inc. to Linux Gold Corp. and obtained a new OTC BB trading symbol LNXGF. We believe our new name, Linux Gold Corp. more closely represents our true business activities.

Since our inception and during the three fiscal years ending in February 2003, we had been involved in oil and gas exploration/production, development of Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses and, more recently, returned our focus to mineral property development. We have investigated several mineral properties in Canada, the United States and more recently in Chile.

We also own a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, we have received no revenues from our mining property activities, and have received negligible net revenues after operating costs from our interest in the Fayette County oil well during the past five fiscal years. As a result, we wrote down our interest in the oil well located in Fayette County to $1.

We have no current plans to pursue further activities in either the oil or gas business.

Our current plans are to joint venture and explore our mineral properties in Northern B.C. and Alaska. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek in Alaska, which is optioned to Teryl Resources Corp.

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

B.          BUSINESS OVERVIEW

Nature of the Company’s Operations

Mineral Properties

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp.

During the time our corporate direction was focused on the development of Linux-based enterprise software and hardware, we wrote down the Fish Creek Prospect mineral property holdings to $1 (see Note 4 to our Financial Statements).

On March 5, 2002 we announced that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska based on the following terms and conditions. Teryl Resources Corp. will issue 200,000 treasury shares of its common shares, which shares were issued on December 16, 2002, and will give to Linux Gold Corp. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a drill indicated/inferred gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

On September 17, 2002, we announced the receipt of confirmation of an approved mining lease. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes have been eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the $500,000 expenditures.

On February 3, 2003, we announced that the exploration permit had been submitted to the Alaska Department of Mines to drill the Fish Creek Claims.

On February 20, 2003 we announced that Teryl Resources Corp. had commenced drilling on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit.

The drill fence planned to extend NW-SE approximately parallel to Too Much Gold Creek and consist of 6 drill holes to an estimated depth of 200 feet. The current budget allowed an additional 300 feet of drilling as needed to deepen planned holes or drill additional holes. The targets selected tested for both lode and placer gold mineralization.

At least one hole targeted a coincident magnetic high on the left limit bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10/yd3 values (gold price used unknown). All of the holes that intersect gravel will be tested for alluvial gold as well as lode gold.

The second target to be tested was the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole had reached the gravel-bedrock interface, drilling extended 50 to 100 feet into bedrock to determine its potential for lode mineralization. The rig geologist was on-site full-time to make this appropriate determinations.

Samples were collected on five-foot centers, bagged on-site and shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks, Alaska. All samples were analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods.

On March 19, 2003 we announced the completion of the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. Hard rock samples were submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples were bagged and stored in our warehouse awaiting warmer weather to process them. Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program.

TY Gold Property, Bralorne Mining District, British Columbia

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay CAD$30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for CAD$1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. We now have a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz ton gold. Additional drilling has been recommended by Sampson Engineering Inc. to further explore the Beta zone.

On June 23, 2003, we announced that we had completed laying 1,800 feet of grid lines over the Beta Gold zone on its TY Gold prospect, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton from 165 feet to 175 feet.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones. A proposed phase I drill program will be initiated to confirm previous drill results completed in 1987, in a search for a bulk tonnage gold deposit.

Duna Choapa Norte Orebody and La Barca Orebody, Chile

On April 28, 2003, we announced that the Company acquired a non-exclusive option to participate in a 60% interest in two heavy mineral/gold sands deposits in Chile, S.A., subject to a 5% net profit interest. The terms are an option payment of US$600,000 and financing a pilot mill for estimated costs of US$2,000,000. We also agreed to fund a complete 7,200 ton per day production plant within 12 months from the production date of the prototype mill. The terms and conditions are subject to all regulatory approvals, financing and a favourable due diligence carried out by Linux Gold Corp. The option agreement has been terminated due to expiration of the option agreement date.

ORO Property, Lillooet Mining Division, British Columbia

On April 14, 2003 we announced that we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for CAD$1,000,000 prior to production. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery, has produced 4.1 million ounces of gold worth some $1.5 billion at today’s gold prices. Several EM–VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

Linux-based Router

As of June 30, 2001, we discontinued the business operations of our wholly-owned US subsidiary, LinuxWizardry, Inc. due to the depressed market conditions for the stock market, the financial condition of the Company and refocus of the Company’s operations.

Our current business operations consist of the following:

Mailprotek.com

On March 27, 2002 we announced that a secure email solution has been licensed from www.mailprotek.com for the United States rights. We will offer our secure email and web mail services at www.mailprotek.com for less than $3.00 U.S. per month. A complete solution has been implemented by mailprotek.com to eliminate email-borne viruses and worms before they attack the users computer. The service will also include a real time spam filtering system to sort out unauthorized emails from reaching the email users mailbox. The mailprotek.com services will also enable our users to access their email from wherever they are through our webmail as an additional feature. This will include any hand held wireless applications such as a cellular phone or a PDA.

The service for MailProtek is currently on hold due to unfavourable interest in the technology.

In January, 2003, we announced that we had arranged a private placement. By way of news release dated March 28, 2003, we announced that the private placement closed.

The Company sold 675,000 units to various investors. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year with expiry dates ranging from January 30, 2004 to February 19, 2004 and $0.15 in the second year with expiry dates ranging from January 30, 2005 to February 19, 2005. The proceeds were added to working capital.

On February 26, 2003, we announced that stock options to individuals of 500,000 have been renegotiated to increase the options to 1,250,000, exercisable for term of five years from the date of renegotiation at a price of US$0.10 per share. The Company has also granted incentive stock options to individuals of up to 600,000 common shares at a price of $US0.10, exercisable for a period of five years from the date of granting. The Company also cancelled stock options to individuals of 1,175,000 who are no longer with the Company.

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on February 20, 2003.

Description of the Markets in Which the Company Competes

This is no longer applicable due to the discontinuance of the business operations of our wholly-owned subsidiary.

Competition

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Registrant, the Registrant may be unable to acquire additional attractive gold mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Registrant’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Seasonality

We believe that there is no seasonality which affects our business.

Availability of Raw Materials

We do not manufacture any products directly.

Marketing Strategy

We do not have any plans for a marketing strategy at this time.

Dependence on Certain Commercial Agreements

We do not have any material agreements upon which we are dependent.

Material effects of Government

Exploration and development activities, require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations.

C.          ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.          PROPERTY, PLANT AND EQUIPMENT

We do not own any properties. We currently utilize office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The monthly rent for its portion of this 1,500 square foot space is $500.00. The present facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2003, we had been involved in oil and gas exploration/production and more recently, mineral property exploration and development.

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp.

During the time our corporate direction was focused on the development of Linux-based enterprise software and hardware, we wrote down the Fish Creek Prospect mineral property holdings to $1 (see Note 4 to our Financial Statements).

On March 5, 2002 we announced that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska based on the following terms and conditions. Teryl Resources Corp. will issue 200,000 treasury shares of its common shares, which shares were issued on December 16, 2002, and will give to Linux Gold Corp. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a mineralized gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

On September 17, 2002, we announced the receipt of confirmation of an approved mining lease. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes have been eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

On February 3, 2003, we announced that the exploration permit had been submitted to the Alaska Department of Mines to drill the Fish Creek Claims.

On February 20, 2003 we announced that Teryl Resources Corp. had commenced drilling on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit.

The drill fence planned to extend NW-SE approximately parallel to Too Much Gold Creek and consist of 6 drill holes to an estimated depth of 200 feet. The current budget allowed an additional 300 feet of drilling as needed to deepen planned holes or drill additional holes. The targets selected tested for both lode and placer gold mineralization.

At least one hole targeted a coincident magnetic high on the left limit bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10/yd3 values (gold price used unknown). All of the holes that intersect gravel will be tested for alluvial gold as well as lode gold.

The second target to be tested was the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole had reached the gravel-bedrock interface, drilling extended 50 to 100 feet into bedrock to determine its potential for lode mineralization. The rig geologist was on-site full-time to make this appropriate determinations.

Samples were collected on five-foot centers, bagged on-site and shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks, Alaska. All samples were analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods.

On March 19, 2003 we announced the completion of the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. Hard rock samples were submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples were bagged and stored in our warehouse awaiting warmer weather to process them. Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program.

Teryl Resources Corp. announces on May 6, 2003 that assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

The next phase of drilling recommended is to locate the extension of the gold discovery on the adjoining Gil project, which may extend onto the Fish Creek property. The Gil project is a joint venture with Kinross Gold Corporation and is currently being drilled in a first phase US$830,000 exploration program to upgrade defined resources and expand known mineralization zones. Also recommended on Fish Creek is seismic exploration on the western portion of the property to locate economic placer channels.

TY Gold Property, Bralorne Mining District, British Columbia

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay CAD$30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for CAD$1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. We now have a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz ton gold. Additional drilling has been recommended by Sampson Engineering Inc. to further explore the Beta zone.

On June 23, 2003, we announced that we had completed laying 1,800 feet of grid lines over the Beta Gold zone on its TY Gold prospect, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton from 165 feet to 175 feet.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones. A proposed phase I drill program will be initiated to confirm previous drill results completed in 1987, in a search for a bulk tonnage gold deposit.

Duna Choapa Norte Orebody and La Barca Orebody, Chile

On April 28, 2003, we announced that the Company acquired a non-exclusive option to participate in a 60% interest in two heavy mineral/gold sands deposits in Chile, S.A., subject to a 5% net profit interest. The terms are an option payment of US$600,000 and financing a pilot mill for estimated costs of US$2,000,000. We also agreed to fund a complete 7,200 ton per day production plant within 12 months from the production date of the prototype mill. The terms and conditions are subject to all regulatory approvals, financing and a favourable due diligence carried out by Linux Gold Corp. This Agreement has subsequently been terminated by reason of lack of funding and the option date expiring.

ORO Property, Lillooet Mining Division, British Columbia

On April 14, 2003 we announced that we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for CAD$1,000,000 prior to production. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery, has produced 4.1 million ounces of gold worth some $1.5 billion at today’s gold prices. Several EM–VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

We have no current plans to pursue further activities in either the linux-technology business or the oil and gas business, although we plan to retain our current property interests based on the potential that they may have some value in the future. The Company will be focused on developing its gold properties in B.C. and Alaska.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with US GAAP.

A.          OPERATING RESULTS

Fiscal 2002 compared to 2001
Discontinued Operations

During fiscal 2002, we discontinued the business operations of our wholly-owned subsidiary, LinuxWizardry, Inc.

Continuing Operations

During fiscal 2003, we received no in revenues from operations as compared to $1,078 revenues in 2002.

Administrative expenses in 2003 totaled $226,000 as compared to $416,383 in 2002. The expenses decreased from the prior year due to the inactivity of the Company. There were no financing costs compared to $25,272 in 2002. There was a foreign exchange gain of $33,854 compared to a foreign exchange loss of $3,547 in 2002. There was no interest on convertible debentures as compared to $6,913 in 2002. Office, rent and telephone totaled $13,448 compared to $25,713 in 2002. Professional fees totaled $15,967 compared to $70,579 in 2002. In 2002, we wrote off obsolete inventory of $48,543. We also incurred an imputed interest charge of $90,500 compared to $115,000 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. In 2003 we issued 3,000,000 shares to purchase a license from Mailprotek.com. The license value was valued at $238,000 but Mailprotek.com’s were $25,000 which resulted in a deemed dividend of $213,800.

B.          LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$50,000 per year and that he is capable of arranging for such funding and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

In the event that Mr. Robertson were not able to raise funds, and no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During 2003 we financed our operations and received $152,000 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $84,000. These amounts are unsecured, non-interest bearing and due on demand; and

(ii)	issuing shares for $67,500.

During 2003, we spent $144,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2003 as compared to $363,000 the Year Ended February 29, 2002.

Our cash position has increased by $8,154 to $11,124 and our working capital deficit, as at February 28, 2003 is $514,235.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 28, 2001, February 28, 2002 and February 28, 2003 amount to $$1,071,240, $63,729, and $nil respectively. We do not hold any patents, trademarks or copyrights.

D.          TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on our ability to raise capital and those other general economic items.

E.          OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 28, 2003.

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and Chile, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
TY, BC, Canada	2003	$ 20,000	$ -	100,000
	2004	10,000	$ -	-
	2005	-	$ -	50,000
ORO, BC, Canada	2003	$ 10,000	$ -	75,000
	2004	-	$ -	25,000
	2005	-	$ -	-

(1)	Linux agrees to make an option payment of US$600,000 and fund the costs for a pilot mill estimated at US$2,000,000 within 45 days from April 22, 2003 subject to financing and due diligence.

These amounts may be reduced in the future as we determine which properties are of merit and abandons those with which we do not intend to proceed.

G.          Safe Harbor

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission (“SEC”) filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” under Item 3.D above.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 28, 2003, our Board of Directors consisted of five Directors, three of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 28, 2003.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, CEO and Chairman of the Board and Director, and Director of Subsidiary	Annual Shareholders Meeting in 2003	3/05/79
Jennifer Lorette	Vice President and Corporate Secretary and Director	Annual Shareholders Meeting in 2003	6/01/94
Susanne Robertson	Director	Annual Shareholders Meeting in 2003	8/28/02
Bruce Bragagnolo	Director	Annual Shareholders Meeting in 2003	8/28/02
James Vandeberg	Chief Financial Officer	Annual Shareholders Meeting in 2003	8/28/02

John G. Robertson. Mr. Robertson is the Chairman of the Board and founder of the Company and a Director of the Company since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”) and hydrogen separator technology. Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., a Florida corporation. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette - Ms. Lorette has held several positions with the Company since June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation, and its predecessor. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

Susanne Robertson - Ms. Robertson was elected a director of the Company in August 2001. She is also a director of Teryl Resources Corp. and owns SMR Investments Ltd. a company providing management services to public companies. Ms. Robertson is a citizen and resident of Canada.

Bruce Bragagnolo, - Mr. Bragagnolo is a lawyer practicing corporate/securities law at Bragagnolo Ovsenek, a Vancouver law firm. He has advised a variety of public and private companies on legal matters related to acquisitions, mergers, takeovers, initial public offerings, secondary financings, public company disclosure requirements and stock exchange practice.

James Vandeberg – Mr. Vandeberg became a Director August 2002. Mr. Vandeberg is an attorney in Seattle, Washington. He has served as our legal counsel since 1996. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of Information-Highway.com, Inc., a Florida corporation traded on the OTC bulletin board. He is also a director of IAS Communications, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. Mr. Vandeberg is also a director of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of Cyber Merchants Exchange, Inc. since May 2001. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

B.          COMPENSATION

For the fiscal year ended February 28, 2003 the Company and its subsidiaries paid $47,500 in compensation to directors and officers as a group.

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

No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year contributed to the directors and officers.

During the fiscal year ended February 28, 2003 stock options were granted on a total of 1,350,000 common shares pursuant to stock option plans, 1,000,000 options were exercised and 1,175,000 were cancelled (see Note 8(d) to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 3,375,000. Of those, 2,375,000 are exercisable at $0.10 expiring on dates ranging from October 30, 2005 to February 25, 2008. 1,000,000 options are exercisable at $0.05 and expire on April 1, 2006. Please see Note 8 to the financial statements.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (1)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2008
Jennifer Lorette	150,000	$0.10	February 21, 2008
James Vandeberg	100,000	$0.10	February 21, 2008
Susanne Robertson	300,000	$0.10	February 25, 2008
Bruce Bragagnolo	100,000	$0.10	February 25, 2008
TOTAL HELD AS A GROUP:	1,650,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE	EXPIRY DATE
Suzanne Foster	25,000	$0.10US	October 30, 2005
Hal Clark	1,000,000	$0.05US	April 1, 2006
Hal Clark	500,000	$0.10US	April 1, 2006
Monique Van Oord	50,000	$0.10US	February 21, 2008
James Kerr	100,000	$0.10US	February 25, 2008
Arnie Winrob	50,000	$0.10US	February 25, 2008
TOTAL HELD AS A GROUP	1,725,000

C.          BOARD PRACTICES

Under section 187 of the Company Act, R.S.B.C. 1996, c. 62, the directors of a reporting company, from among their number, must elect at their first meeting following each annual general meeting a committee, to be known as the audit committee, composed of not fewer than 3 directors, of whom a majority must not be officers or employees of the company or an affiliate of the company, to hold office until the next annual general meeting. Our Board of Directors established and Audit Committee which members consisting of John Robertson, Susanne Robertson and Bruce Bragagnolo.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.          EMPLOYEES

As of February 28, 2003, we employed no employees. Our legal, accounting, marketing and administrative functions are contracted out to consultants.

Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.          SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 30, 2003:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	2,573,138(2)	4.52%
Jennifer Lorette	258,100(3)	*
James Vandeberg	100,000(4)	*
Susanne Robertson	14,306,563	25.11%
Bruce Bragagnolo	100,000	*

(1)	as at June 30, 2003, there were 56,983,413 issued and outstanding common shares.

(2)
includes 222,982 shares registered in the name of Access Information Services, Ltd., a corporation controlled by the Robertson Family Trust, and 1,000,000 options that are currently exercisable. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. Mr. Robertson's address is the same as our address.

(3)	Includes 100,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.

(4)	Includes 100,000 options that are currently exercisable. Mr. Vandeberg's address is 1000 Second Avenue, Suite 1710, Seattle, WA 98104.

(5)	includes 13,460,313 shares registered in the name of SMR Investments Ltd., and 300,000 options that are currently exercisable. Ms. Robertson's address is the same as the Company’s.

(6)	Includes 100,000 options that are currently exercisable. Mr. Bragagnolo’s address is Suite 602-570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to “ – Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation or foreign government.

As of July 3, 2003, 58,783,413 Common Shares were outstanding. At such date, we are aware of Sue Robertson, our director, owner more than 10% of our issued and outstanding common shares.

We do not know of any arrangements which could result in a change in control of the Company.

B.          RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2003, 2002 and 2001, and rent of $6,000 in each of fiscal years 2003, 2002 and 2001. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2003, 2002 and 2001.

We had related party advances outstanding of $52,056 at the February 2003 year-end, compared to $932,389 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

We issued shares for the repayment of debt during the year ended February 28, 2003. Please refer to Note 8A of the financial statements.

Also refer to “Liquidity and Capital Resources” regarding the "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations" by John Robertson.

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

B.          SIGNIFICANT CHANGES

None.

ITEM 9.          THE OFFER AND LISTING

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares traded solely on the Alberta Stock Exchange (the "ASE") between November, 1995 and December 14, 1999, at which time it voluntarily delisted from the ASE. The Company's stock currently trades on the Over the Counter Bulletin Board under the symbol LNXGF.

The following table shows the annual high and low closing prices of our stock traded on the ASE and OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2003	$0.094	$0.011	$0.07
2002	$0.14	$0.01	$0.013
2001	$4.375	$0.09375	$0.09375
2000	$3.625	$0.08	$2.875
1999	$0.195	$0.075	$0.12

_________
*Prices in C$ through 11/30/99, US$ from 12/01/99 to date

The following table shows the quarterly high and low closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2004 Q1 5/31/03 *	$0.08	$0.04	$0.05	5,055,400
2003
Q1 5/31/02 *	$0.09	$0.012	$0.038	15,517,700
Q2 8/31/02 *	$0.05	$0.011	$0.027	6,405,600
Q3 11/30/02*	$0.034	$0.011	$0.022	3,648,100
Q4 2/29/03*	$0.094	$0.015	$0.07	9,997,700
2002
Q1 5/31/01 *	$0.13	$0.03125	$0.12	23,065,200

Q2 8/31/01 *	$0.12	$0.04	$0.05	7,052,700
Q3 11/30/01*	$0.055	$0.018	$0.02	8,361,100
Q4 2/29/02*	$0.018	$0.01	$0.013	12,552,600

*Prices in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2003, June	$0.06	$0.04
2003, May	$0.07	$0.047
2003, April	$0.08	$0.04
2003, March	$0.066	$0.047
2003, February	$0.08	$0.055
2003, January	$0.094	$0.038

_______________
* All prices are in U.S. dollars.

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

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

C.          MATERIAL CONTRACTS

During the year-ended February 28, 2003, we entered into two material contracts.

On March 5, 2002 we announced that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska based on the following terms and conditions. Teryl Resources Corp. will issue 200,000 treasury shares of its common shares, which shares were issued on December 16, 2002, and will give to Linux Gold Corp. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the $500,000 expenditures.

D.          EXCHANGE CONTROLS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax. See Item 10.E, "Taxation".

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

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.          SUBSIDIARY INFORMATION.

We hold a 100% interest in LinuxWizardry, Inc., a private Florida corporation which is currently inactive.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 was effective for our fiscal year beginning March 1, 2000. The Company believes that it does not have any material exposure to interest or commodity risks. The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt. Because we are not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on our financial position or results of operations.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.          USE OF PROCEEDS.

Not applicable

ITEM 15.          CONTROLS AND PROCEDURES

Based on review and evaluation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(c) and 15(d)-15(c), our principle executive officer and our principle financial officer have concluded that they:

1.	are responsible for establishing and maintaining disclosure controls and procedures;

2.
have designed such disclosure controls and procedures to ensure that material information relating to the Company, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the periods in which this 20-F is being prepared;

3.	have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing of this 20-F (the “Evaluation Date”);

4.	along with the Company’s other certifying officers, have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors:

a.
all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses, if any, in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

5.
can advise that there were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses..

ITEM 16.          AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.          AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2003, we had only no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements and to provide review engagements thereto. Also, we retained the audit services of Manning Elliott chartered accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member has over 25 years of experience in the investment business and is a board member of several corporations; another audit committee member is a lawyer.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

B.          CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2003.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company. Also, the Board is comprised of one director who is an actively practising lawyer and who is available to our management to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2002	2001
	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	$7,300	$8,000

(b) Audit-Related Fees (eg. review of Form 20-F)	$500	$500

(c) Tax Fees	Nil	Nil

(d) All Other Fees	$2,200	$2,450

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
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002

4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002
12.1	Certification of President (John G. Robertson) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer (James Vandeberg) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)
14.1	Consent of Independent Auditors

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated: August 20, 2003	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)

(Expressed in Canadian Dollars)

Independent Auditors’ Report

To the Stockholders and Board of Directors of
Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) as at February 28, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 7, 2003

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Consolidated Balance Sheets
February 28, 2003 and 2002
(Expressed in Canadian Dollars)

	2003	2002
	$	$
Assets
Current Assets
Cash	11,134	2,980
Amounts receivable	1,583	809
Marketable securities [Note 4(a)]	80,000	–
Total Current Assets	92,717	3,789
Property, Plant and Equipment [Note 3]	–	7,449
Natural Resource Properties [Note 4]	2	2
Total Assets	92,719	11,240

Liabilities
Current Liabilities
Accounts payable [Note 5]	538,778	614,144
Accrued liabilities	16,118	6,848
Due to related parties [Note 6(a)]	52,056	932,389
Total Current Liabilities	606,952	1,553,381

Stockholders’ Deficit
Common Stock [Note 8]
200,000,000 common shares, authorized without par value; 57,458,413 and
34,487,846 issued respectively	6,653,662	5,382,584
Donated Capital	205,500	115,000
Additional Paid in Capital [Note 8(d)]	71,357	41,207
	6,930,519	5,538,791
Deficit	(7,444,752)	(7,080,932)
Total Stockholders’ Deficit	(514,233)	(1,542,141)
Total Liabilities and Stockholders’ Deficit	92,719	11,240

Contingencies [Note 1] Subsequent Events [Note 9]
Approved by The Board:

/s/ John G. Robertson	/s/ Jennifer Lorette

John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Consolidated Statements of Loss and Deficit
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

	2003	2002
	$	$

Sales	–	1,078
Cost of Sales	–	916
Gross Profit	–	162
Expenses
General and Administrative
Amortization of property, plant and equipment	7,449	9,415
Amortization of discount on convertible debentures	30,150	30,026
Consulting and subcontract	17,392	13,689
Filing and regulatory fees	11,998	12,119
Financing costs	–	25,272
Foreign exchange	(33,854)	3,547
Imputed interest	90,500	115,000
Interest on convertible debentures	-	6,913
Investor relations	5,895	6,719
Management and directors fees [Note 6]	42,000	42,000
Office, rent and telephone [Note 6]	13,448	25,713
Professional fees	15,967	70,579
Travel and promotion	100	6,990
Write down of obsolete inventory	–	48,543
Write down of license [Note 8(b)]	25,000	–
Less interest income	(45)	(142)
	226,000	416,383
Natural Resource
Annual lease costs	4,020	4,040
Less: option payments [Note 4(a)]	(80,000)	–
	(75,980)	4,040
Loss From Continuing Operations	(150,020)	(420,261)
Discontinued Operations	–	(366,448)
Net Loss For The Year	(150,020)	(786,709)
Deficit – Beginning of Year	(7,080,932)	(6,294,223)
Deemed Dividend [Note 8(b)]	(213,800)	–
Deficit – End of Year	(7,444,752)	(7,080,932)
Basic Loss From Continuing Operations	(.01)	(.02)
Basic Loss From Discontinued Operations	–	(.01)
Basic Loss Per Share [Note 2]	(.01)	(.03)

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Consolidated Statements of Cash Flows
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

	2003	2002
	$	$

Operating Activities
Net loss for the year	(150,020)	(786,709)
Adjustments to reconcile net loss to cash
Loss on disposal of property, plant and equipment	–	57,155
Interest on convertible debentures paid with shares	–	6,913
Amortization of property, plant and equipment	7,449	9,415
Amortization of discount on convertible debentures	30,150	30,026
Imputed interest	90,500	115,000
Shares issued for option payment	(80,000)
License written off	25,000
Change in non-cash working capital items	(66,870)	205,390
Cash to Operations	(143,791)	(362,810)
Financing Activities
Advances from related parties	84,445	247,950
Convertible debentures issued for cash	–	127,680
Capital stock issued	67,500	–
Cash from Financing Activities	151,945	375,630
Cash to Investing Activities	–	–
Increase in Cash During the Year	8,154	12,820
Cash - Beginning of Year	2,980	(9,840)
Cash – End of Year	11,134	2,980
Non-Cash Financing Activities
Stock based compensation
19,295,567 shares were issued to settle debt	964,778	–
3,000,000 shares were issued to purchase a license	238,800	–
950,404 shares were issued pursuant to a financial
consulting services agreement	–	180,147
15,544,983 shares were issued for convertible
debentures converted	–	547,855
	1,203,578	728,002

Income taxes paid	–	–
Interest paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

On February 20, 2003 the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company now plans to conduct mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the exploration stage and equity financing is required to provide working capital and to meet exploration commitments. As a result of the uncertainty that is typical in an exploration stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

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

	(b)	Consolidation These financial statements include the accounts of the Company and its inactive wholly-owned US subsidiary, LinuxWizardry, Inc.

(c)

Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(c)

Natural Resource Properties (continued)

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

The amounts shown for claims and options for mineral properties, which have not yet commenced commercial production, represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d)

Translation of Foreign Currency Transactions

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

(f)

Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

          Year to February 28, 2003          43,478,000
          Year to February 28, 2002          26,530,000

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

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	(h)	Cash and Cash Equivalents The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(i)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

(j)

Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

	(k)	Marketable Securities Marketable securities are recorded at cost and written down to market value if market value declines below cost other than temporarily.

(l)

Long-lived Assets

The cost to acquire long-lived assets is initially capitalized. The carrying value of long-lived assets is evaluated in each reporting period to determine if there were events or circumstances that would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company’s ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment. Where an impairment loss has been determined, the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the asset could be sold in a current transaction between willing parties.

(m)

Tax Accounting

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”) as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

	Amount	Year of
Year of Loss	$	Expiration

1997	114,000	2004
1998	99,000	2005
1999	114,000	2006
2000	164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010
	1,981,000

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(m)

Tax Accounting (continued)

Pursuant to SFAS 109 the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The components of the net deferred tax asset at the end of February 28, 2003 and 2002, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	2003	2002
	$	$
Non-capital Loss	28,000	239,000
Statutory Tax Rate	34%	34%
Effective Tax Rate	–	–
Deferred Tax Asset	9,000	81,000
Valuation Allowance	(9,000)	(81,000)
Net Deferred Tax Asset	–	–

The Company also has a Canadian net capital loss of $2,773,000 which is a result of writing off its investment in its US subsidiary. This loss can be used to offset future years taxable gains and has no expiry.

The Company has US net operating losses of approximately US$1,600,000. These losses expire between 2015 and 2017 and can only be used against taxable US income.

3.	Property, Plant and Equipment

			2003	2002
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	18,831	–	7,449

4.	Natural Resource Properties

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

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

4.	Natural Resource Properties (continued)

(a)

Mineral Property (continued)

On December 19, 2002 the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company at a fair value of $80,000 and will give the Company a 5% net royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three-year period.

(b) See Subsequent Events Note 9.

(c)

Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.	Accounts Payable Included in accounts payable is US$315,145 (Cnd$467,675) owing to creditors of the Company’s US subsidiary which discontinued operations on June 30, 2001.

6.	Related Party Balances/Transactions

(a)

Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $90,500 (2002 - $115,000) was charged to operations and treated as donated capital. Unless otherwise indicated the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

		Repayments
	2002	[Note 8(a)]	Advances	2003
	$	$	$	$
394754 B.C. Ltd.	28,943	(30,588)	65	(1,580)
Access Information Services, Inc.	1,721	–	9,091	10,812
IAS Communications Inc.	(3,151)	–	–	(3,151)
Imaging Technologies Inc.	80,655	(85,242)	–	(4,587)
Information Highway.com, Inc.	200	–	700	900
JGR Petroleum, Inc.	94,462	(99,833)	15,796	10,425
John Robertson, President and CEO	17,000	–	12,630	29,630
Rainbow Network	158,149	(167,141)	5,747	(3,245)
Reg Technologies Inc.	3,785	(500)	–	3,285
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	550,663	(585,829)	38,992	3,826
Pavlik Travel Services Ltd.	–	–	1,762	1,762
Teryl Resources Corp.	–	–	4,017	4,017
	932,389	(969,133)	88,800	52,056

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

6.	Related Party Balances/Transactions (continued)

	(b)	Transactions

		(i)	Pursuant to a management services agreement, the Company paid management fees of $30,000 (2002 -$30,000) and rent of $6,000 (2002 - $6,000) to a company controlled by the President of the Company.

		(ii)	The Company paid a director’s fee of $12,000 (2002 - $12,000) to the President of the Company.

		(iii)	Refer to Note 4(a) for a joint venture agreement with a related company.

(iv)
Refer to Note 8(b) for acquisition of a license from a related party. The recorded amount of $25,000 is the transferor’s cost. The difference between fair market value of $238,800 and cost is recorded as a deemed dividend.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

7.

Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

(a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

(b)
US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

7.	Convertible Debentures (continued)

(c)
US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

(d) The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

8.	Common Stock Authorized: 200,000,000 common shares without par value.

	No. of	Value
	Shares	$

Issued at February 28, 2001	17,992,459	4,654,582
Issued during the year for:
Conversion of convertible debentures and
accrued interest [Note 7(b) and (c)]	15,544,983	547,855
Settlement of debt	950,404	180,147
Issued and outstanding as at February 28, 2002	34,487,846	5,382,584
Issued during the year for:
Settlement of debt [Note 8(a)]	19,295,567	964,778
Purchase of License [Note 8(b) and Note 6(b)]	3,000,000	238,800
Cash pursuant to a private placement [Note 8(c)]	675,000	67,500
Issued and outstanding as at February 28, 2003	57,458,413	6,653,662

(a)
On November 12, 2002 the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

(b)
On November 28, 2002 the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor’s cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

(c)
Pursuant to cash received and a director’s resolution dated February 20, 2003 the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consists of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

8.	Common Stock (continued)

	(d)	Stock Options

		(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

		(ii)	The weighted average number of shares under option and option price for the years ended February 28, 2003 and 2002 is as follows:

	Shares	Weighted	Weighted Average
	Under Option	Average Option	Remaining Life of
	#	Price US$	Options (Months)

March 1, 2001	1,140,000.10		49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–
February 28, 2002	3,200,000.08		46
Granted	1,350,000.10
Exercised	(1,000,000)	(.05)
Cancelled	(1,175,000)	(.13)
Lapsed	–
February 28, 2003	2,375,000.10		56

(iii)

The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2002 and 2003: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share would have been as follows:

	2003	2002
	$	$

Net loss
As reported	(363,820)	(786,709)
Pro forma	(363,945)	(869,918)
Basic net loss per share
As reported	(.01)	(.03)
Pro forma	(.01)	(.03)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

8.	Common Stock (continued)

	(e)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	2003	2002
	$	$

Market value of warrants (Note 6)	150,750	150,750
Discount on convertible debentures accreted to operations over the life of
the warrants being five years to October 18, 2005	(79,393)	(109,543)
Net carrying value	71,357	41,207

9.	Subsequent Events Subsequent to February 28, 2003, the Company has:

	(a)	acquired TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

i)
The Company will pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement, $5,000 on or before June 1, 2003; $10,000 upon completion of Phase 1, no later than December 1, 2003; and $10,000 upon completion of Phase II, no later than December 1, 2004.

		ii)	The Company will issue 150,000 shares as follows: 100,000 upon signing the agreement (issued) and regulatory approval and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

		iii)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

	(b)	acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and condtions:

		i)	The Company has paid $10,000 as follows: $5,000 upon execution of the Purchase Agreement and $5,000 on or before May 9, 2003.

ii)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreement (issued) and regulatory approval; 25,000 shares upon completion of Phase I, no later than July 11, 2003 (to be issued); 25,000 upon completion of Phase II, no later than December 31, 2003; and 25,000 upon completion of Phase II, no later than June 30, 2004.

		iii)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

(c)
received $50,000 pursuant to exercise of 1,000,000 stock options at $0.05 per share. A management fee of $50,000 was paid to the option holder prior to exercise of the stock option for services rendered. The shares have not yet been issued.

(d)
issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003 the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.