Form 20-F
period 2004-02-28
LINUX GOLD CORP
filed 2004-07-19
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR

   ☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 - For the fiscal year ended February 28, 2004

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

Title of Each Class	Outstanding at February 29, 2004
Common Shares, no par value	60,283,413

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No   ☐

Indicate by check mark which financial statement the registrant has elected to follow.
Item 17.   ☐   Item 18 ☒

ITEM 18.	FINANCIAL STATEMENTS	37
ITEM 19.	EXHIBITS	37
SIGNATURE PAGE		40

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

The following is a glossary of some of the terms used in the mining industry and referenced herein:

alluvial: A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold

Arsenopyrite: A major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity assay – a precise and accurate analysis of the metal contents in an ore or rock sample

Au - gold.

auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials breccia: A fragmental rock; any rock formation essentially composed of uncemented, or loosely consolidated, small angular contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

diamond drill – a large machine that produces a more or less continuous core sample of the rock or material being drilled.

feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production fracture: The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress geological resource – a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined. Geological resources are categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known; geological resources are sometimes referred to as a “ mineral resource” or “ mineral inventory”.

gm/mt or gpt - grams per tonne.

gold deposit - means a mineral deposit mineralised with gold.

gold resource – see geological or mineral resource

grams per cubic meter - alluvial mineralisation measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

graphite: A allotropic form of carbon found in nature

ICP-MS: Inductively Coupled Plasma Mass Spectrometry

inferred mineral resource: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes indicated mineral resource: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed intrusive: cuts across (is intrusive into)

Listwanite: (carbonate altered serpentinite) is associated with gold mineralization.

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

mineral claim or mining claim: The portion of mining ground held under law by a claimant.

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

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

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

opt – troy ounces per ton

placer: A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

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

reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled skarn: a finegrained metamorphic rock that is usually coloured green or red, ocassionally grey, black, brown or white. It forms through thermal metamorphism as the mineralogical, chemical and crystallographic changes in a solid-state rock, i.e. without melting, in response to new conditions of pressure and/or temperature, and/or introduction of fluids.

Stockwork: Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized ton - short ton (2,000 pounds).

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

Foreign Private Issuer Status

Foreign Private Issuer Status:

Linux Gold Corp. (the "Company”), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 3.           KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 29, 2004 and February 28, 2003, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 29, 2004 and February 28, 2003 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 27, 2004, US$1.00 was equal to approximately C$1.3401.

The following represents our selected financial data for each of the past five fiscal years, ending on February 29/28. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

Fiscal Years Ended February 29/28

	2004	2003	2002	2001	2000
Net Revenue	$ -	$ -	$ -	$146,429	$ -
Income (loss) from continuing operations	(106,234)	(150,020)	(420,261)	(1,357,802)	(1,390,772)
Income (loss) from discontinued operations	-	-	(366,448)	(1,971,861)	-
Income (loss) from continuing operations per Common Share	-	(.01)	(.02)	(0.10)	(013)
Income (loss) from discontinued operations per Common Share	-	-	(.01)	(.14)	-
Total Assets	278,610	92,719	11,240	216,934	543,404
Working Capital (deficit)	(135,924)	(514,2350)	(1,549,592)	(1,695,634)	451,376
Shareholders’ Equity (deficit)	(129,924)	(514,2330)	(1,542,141)	(1,621,612)	455,947
Cash Dividends per common share	$ nil	$ nil	$ nil	$ nil	$ nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.3405 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 27, 2004. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 30, 2004, the Noon Buying Rate was CDN$ 1.3407 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
December	2003	1.3405	1.2923
January	2004	1.334	1.269
February	2004	1.3442	1.3108
March	2004	1.348	1.308
April	2004	1.3711	1.3095
May	2004	1.397	1.374
June	2004	1.3772	1.3407

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	February 29/28
2004	1.3667	1.269 / 1.4905	1.3405
2003	1.5438	1.5995 / 1.488	1.4880
2002	1.5625	1.5102/1.6128	1.6049
2001	1.4954	1.4470/1.5600	1.5320
2000	1.4737	1.4956/1.4475	1.4498

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

As noted in our audited consolidated financial statements for the year ended February 29, 2004 we have incurred significant operating losses and have an accumulated deficit of $7,550,986 at February 29, 2004. Furthermore, we had working capital deficit of $135,924 as at February 29, 2004, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 29, 2004 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

ITEM 4.           INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the

Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 60,283,413 shares were issued and outstanding as of February 29, 2004 and 60,383,413 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #1103 -11871 Horseshoe Way, Richmond, B.C., V7A 5H5.

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

Since our inception and during the three fiscal years ending in February 2004, we had been involved in oil and gas exploration/production, development of Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses and, more recently, returned our focus to mineral property development. We have investigated several mineral properties in Canada, the United States and more recently in Chile.

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

Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek in Alaska, which is optioned to Teryl Resources Corp., and an option on BLN Gold Property, Hebei Province, China.

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

B.           BUSINESS OVERVIEW

Nature of the Company’s Operations

Mineral Properties

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has been reported to contain a drill indicated/inferred gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

In September 2002, we received confirmation of an approved mining lease. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes have been eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the $500,000 expenditures.

In February 2003, we announced that the exploration permit had been submitted to the Alaska Department of Mines to drill the Fish Creek Claims, and that Teryl Resources Corp. had commenced drilling on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit.

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

In December 2003, a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. Avalon Development, Teryl’s Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

In May, 2004 we commenced a closely spaced magnetic survey over the previous magnetic targets that were discovered last winter. The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel. Extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

Upon completion of the magnetic data, large diameter auger drilling will take place to top off the bedrock to determine the grade and extent of placer gold in the channel. The secondary goal is to assay bedrock samples to determine if significant lode gold is present in the bedrock areas drilled.

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

In June 2003, we completed laying 1,800 feet of grid lines over the Beta Gold zone on its TY Gold prospect, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones. A proposed phase I drill program will be initiated to confirm previous drill results completed in 1987, in a search for a bulk tonnage gold deposit.

In August 2003, we completed a phase I drill program on its TY gold property located in the Bralorne Mining District, British Columbia. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core will be split and assayed for gold and silver at Acme Labs in Vancouver, Canada. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone. Based on drill results, a phase II, 3,000 foot diamond drilling program will be recommended to explore the western side of the Beta zone.

Previous drilling on the Beta Gold zone yielded significant gold and silver values. The best results were from hole 87-8, which intersected 15 feet of 0.93 ounces of gold per ton and 3.5 ounces of silver per ton between 65-80 feet from the surface – including a five foot intersection of 1.70 oz/ton gold and 5.86 oz/ton silver. Hole 87-9 hit ten feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton for ten feet.

The Beta Gold zone remains open down dip to the west and is flanked by two other known gold zones. According to a 1987 report by Sampson Engineering, the Beta zone may host a hanging wall and footwall vein, which is typical of gold systems in the Bralorne District and many other vein-type gold camps such as the Motherlode system of California. The TY gold property is located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold, and was one of the richest gold mines in Western Canada.

On September 2, 2003, we announced that additional units had been staked surrounding the Company’s TY Gold property and in several strategic locations in the Bralorne Mining District. Four diamond drill holes have been completed on the TY Gold property to confirm the high-grade results. The previous drilling results yielded up to 0.93 ounces of gold per ton over 15 feet. Results from the 4 holes are expected in early September.

The additional claims are located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold and was one of the richest gold mines in Western Canada.

In September 2003, we continued a second phase of drilling on the TY Gold property. The purpose of the program is to confirm high-grade results encountered by previous drilling on the property, which produced results up to 0.93 ounces of gold per ton over 15 feet, including a 5-foot section of 1.7 ounces of gold per ton.

On November 6, 2003, we announced that diamond drilling results from Holes 3TD-1 through 6 on the TY Gold property in the Goldbridge area, BC. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favourable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill programme is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

The purpose of the drilling program is to confirm high-grade gold results, which produced results up to 0.93 ounces of gold per ton on 15 feet, including a 5-foot section of gold per ton.

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

ORO Property, Lillooet Mining Division, British Columbia

In April 2003, we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for CAD$1,000,000 prior to production. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery, has produced 4.1 million ounces of gold worth some $1.5 billion at today’s gold prices. Several EM–VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

BLN Gold Property, Hebei Province, China

In February, 2004, we acquired an option to purchase a 100% interest in a private company which holds a Certificate of Approval to do business in the Peoples Republic of China. The private company holds an 85% interest in a Co-operative Joint Venture with Bo Luo Nuo Wang Yuan Gold Mine Company ("BLN Gold ") of Hebei Province, China. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

The private company has the following assets in China:

(a)	a "Certificate of Approval for the Establishment of Enterprises with Foreign Investment in Peoples Republic of China" issued by the Hebei Province Government;

(b)	an 85% interest in the Co-operative Joint Venture with BLN Gold which owns the following assets:

	(i)	the Hong Shi Li Flotation Plant in Hebei Province;

	(ii)	the right to lease the operational gold recovery mill in the area along with sufficient space for future expansion;

	(iii)	the right in progressive phases to license and operate all of the existing small mines in the district and the rights to explore for, develop and produce all minerals therein or derived therefrom;

	(iv)	the right to explore for, develop and produce all minerals elsewhere in the Bo Luo Nuo District; and

	(v)	the option to expand the agreement to other districts in the Hebei Province.

The joint venture property in Bo Luo Nuo District in China covers an area of 161 km². The Bo Luo Nuo is connected with Beijing (four hours drive), the capital of China. Over ten gold zones exist in the district. A report completed in May 2002, which was a preliminary investigation report of the gold mines in Bo Luo Nuo property, China, indicates possibilities for three potential discoveries:

  A large or middle-sized deposit with several small deposits
  Several middle-sized deposit

  Numerous small deposits.

The recommendation in the report is trenching, drilling, geophysical survey sampling and underground engineering in the area of the 10 present gold zones. Based on the successful initial exploration program the objective for the CAD$500,000 exploration program will be to commence an underground mining operation producing up to 50 tons per day of ore from the existing operational gold recovery mill and increase production to 200 tons per day, for a budget of CAD$2,000,000, subject to the successful pilot mill program. Previous sampling returned assays of between 10 – 159 grams of gold per tonne in several of the major gold zones.

This seasons exploration program will consist of mapping and sampling several of the ten known gold zones including the contact belt of Archean metamorphic rock and the Mount Guang Ling granite intrusive, a potential large tonnage target for gold exploration.

We entered into a consulting agreement with Jim Yin, Ph.D., consulting geologist. Mr. Yin completed his Ph.D. of Science at the China University of Geosciences, Beijing, China. Mr. Yin has previously supervised four joint ventures as the project representative for mining exploration in China and completed a preliminary investigation report on the Linux Gold optioned property in December 2002.

In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004. The Lan Ying has the highest results, one sample that assayed 11.75 ounces of gold and 5.75 ounces of silver per ton. The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton. The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Assays are currently being completed by the Institute of the Beijing General Research Institute of Mining and Metallurgy. The next exploration stage recommended by Dr. Yin is to explore the higher grade gold zones, after receipt of the assays, in order to provide sufficient ore to feed the existing mill on the property. Dr. Jim Yin recommends the gold zones/veins mentioned in the above should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill. A drilling program will be announced this summer.

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

Corporate Finance

During the year ended February 29, 2004:

a)
On December 9, 2003 the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one ½ warrant. Two ½ warrants entitles the holder to purchase one additional common share at a price of US$0.20 per share for a one-year period.

b)	During the year ended February 29, 2004, the Company issued 175,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

c)
During the year ended February 29, 2004, the Company issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003, the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.

d)	The Company issued 200,000 shares to settle a prior year’s rental agreement.

e)
On November 12, 2002, the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

f)
On November 28, 2002, the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor’s cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

g)
On February 20, 2003, the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consisted of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year. These warrants were all exercised in fiscal 2004.

Additionally, 150,000 stock options were exercised.

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on February 27, 2004.

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

Since our inception and during the three fiscal years ending in February 2004, we had been involved in oil and gas exploration/production and more recently, mineral property exploration and development.

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has been reported to contain a drill indicated/inferred gold deposit of 10,000,000 tons of .04 gold per ton (400,000 ounces au).

In September 2002, we received confirmation of an approved mining lease. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes have been eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the $500,000 expenditures.

In February 2003, we announced that the exploration permit had been submitted to the Alaska Department of Mines to drill the Fish Creek Claims, and that Teryl Resources Corp. had commenced drilling on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit.

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

In December 2003, a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. Avalon Development, Teryl’s Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

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

In June 2003, we completed laying 1,800 feet of grid lines over the Beta Gold zone on its TY Gold prospect, in preparation for a drill program. Previous drilling on the Beta Gold zone encountered significant gold grades, with the highest value in hole 87-8, which encountered 15 feet of 0.93 ounces of gold per ton with 3.5 ounces of silver from 65-80 feet from the surface (a five foot intersection of 1.7 ounces of gold per ton is included in this intersection). Hole 87-9 encountered 10 feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton.

The Beta Gold zone remains open down dip to the west and the 1,800 foot grid crosses over two additional known gold zones. A proposed phase I drill program will be initiated to confirm previous drill results completed in 1987, in a search for a bulk tonnage gold deposit.

In August 2003, we completed a phase I drill program on its TY gold property located in the Bralorne Mining District, British Columbia. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core will be split and assayed for gold and silver at Acme Labs in Vancouver, Canada. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone. Based on drill results, a phase II, 3,000 foot diamond drilling program will be recommended to explore the western side of the Beta zone.

Previous drilling on the Beta Gold zone yielded significant gold and silver values. The best results were from hole 87-8, which intersected 15 feet of 0.93 ounces of gold per ton and 3.5 ounces of silver per ton between 65-80 feet from the surface – including a five foot intersection of 1.70 oz/ton gold and 5.86 oz/ton silver. Hole 87-9 hit ten feet of 0.69 ounces per ton gold including a five-foot intersection of 1.13 ounces of gold per ton for ten feet.

The Beta Gold zone remains open down dip to the west and is flanked by two other known gold zones. According to a 1987 report by Sampson Engineering, the Beta zone may host a hanging wall and footwall vein, which is typical of gold systems in the Bralorne District and many other vein-type gold camps such as the Motherlode system of California. The TY gold property is located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold, and was one of the richest gold mines in Western Canada.

On September 2, 2003, we announced that additional units had been staked surrounding the Company’s TY Gold property and in several strategic locations in the Bralorne Mining District. Four diamond drill holes have been completed on the TY Gold property to confirm the high-grade results. The previous drilling results yielded up to 0.93 ounces of gold per ton over 15 feet. Results from the 4 holes are expected in early September.

The additional claims are located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold and was one of the richest gold mines in Western Canada.

In September 2003, we continued a second phase of drilling on the TY Gold property. The purpose of the program is to confirm high-grade results encountered by previous drilling on the property, which produced results up to 0.93 ounces of gold per ton over 15 feet, including a 5-foot section of 1.7 ounces of gold per ton.

On November 6, 2003, we announced that diamond drilling results from Holes 3TD-1 through 6 on the TY Gold property in the Goldbridge area, BC. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favourable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill programme is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

The purpose of the drilling program is to confirm high-grade gold results, which produced results up to 0.93 ounces of gold per ton on 15 feet, including a 5-foot section of gold per ton.

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

ORO Property, Lillooet Mining Division, British Columbia

In April 2003, we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for CAD$1,000,000 prior to production. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery, has produced 4.1 million ounces of gold worth some $1.5 billion at today’s gold prices. Several EM–VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

BLN Gold Property, Hebei Province, China

In February, 2004, we acquired an option to purchase a 100% interest in a private company which holds a Certificate of Approval to do business in the Peoples Republic of China. The private company holds an 85% interest in a Co-operative Joint Venture with Bo Luo Nuo Wang Yuan Gold Mine Company ("BLN Gold ") of Hebei Province, China. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

The private company has the following assets in China:

(a)	a "Certificate of Approval for the Establishment of Enterprises with Foreign Investment in Peoples Republic of China" issued by the Hebei Province Government;

(b)	an 85% interest in the Co-operative Joint Venture with BLN Gold which owns the following assets:

(vi)	the Hong Shi Li Flotation Plant in Hebei Province;

(vii)
the right to lease the operational gold recovery mill in the area along with sufficient space for future expansion; (viii) the right in progressive phases to license and operate all of the existing small mines in the district and the rights to explore for, develop and produce all minerals therein or derived therefrom;

(ix)	the right to explore for, develop and produce all minerals elsewhere in the Bo Luo Nuo District; and

(x)	the option to expand the agreement to other districts in the Hebei Province.

The joint venture property in Bo Luo Nuo District in China covers an area of 161 km². The Bo Luo Nuo is connected with Beijing (four hours drive), the capital of China. Over ten gold zones exist in the district. A report completed in May 2002, which was a preliminary investigation report of the gold mines in Bo Luo Nuo property, China, indicates possibilities for three potential discoveries:

  A large or middle-sized deposit with several small deposits
  Several middle-sized deposits.
  Numerous small deposits.

The recommendation in the report is trenching, drilling, geophysical survey sampling and underground engineering in the area of the 10 present gold zones. Based on the successful initial exploration program the objective for the CAD$500,000 exploration program will be to commence an underground mining operation producing up to 50 tons per day of ore from the existing operational gold recovery mill and increase production to 200 tons per day, for a budget of CAD$2,000,000, subject to the successful pilot mill program. Previous sampling returned assays of between 10 – 159 grams of gold per tonne in several of the major gold zones.

This seasons exploration program will consist of mapping and sampling several of the ten known gold zones including the contact belt of Archean metamorphic rock and the Mount Guang Ling granite intrusive, a potential large tonnage target for gold exploration.

We entered into a consulting agreement with Jim Yin, Ph.D., consulting geologist. Mr. Yin completed his Ph.D. of Science at the China University of Geosciences, Beijing, China. Mr. Yin has previously supervised four joint ventures as the project representative for mining exploration in China and completed a preliminary investigation report on the Linux Gold optioned property in December 2002.

In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004. The Lan Ying has the highest results, one sample that assayed 11.75 ounces of gold and 5.75 ounces of silver per ton. The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton. The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Assays are currently being completed by the Institute of the Beijing General Research Institute of Mining and Metallurgy. The next exploration stage recommended by Dr. Yin is to explore the higher grade gold zones, after receipt of the assays, in order to provide sufficient ore to feed the existing mill on the property. Dr. Jim Yin recommends the gold zones/veins mentioned in the above should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill. A drilling program will be announced this summer.

We have no current plans to pursue further activities in either the linux-technology business or the oil and gas business, although we plan to retain our current property interests based on the potential that they may have some value in the future. The Company will be focused on developing its gold properties in B.C., Alaska and China.

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

Continuing Operations

During fiscal 2004, we received no in revenues from operations as compared to $nil revenues in 2003.

Administrative expenses in 2004 totaled $354,000as compared to $226,000 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $65,000compared to $13,000 in 2003. Professional fees totaled $28,000 compared to $16,000 in 2003. We also incurred an imputed interest charge of $23,000 compared to $90,500 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 3004 due to the settlement of debt in 2003. Filing and regulatory expenses increased due to increased reporting activities. Consulting and subcontract expenses increased to $174,000 in 2004 from $17,000 in 2003. This increase was due to a payment of $100,000 to Barry Clarke and a payment of $30,000 to Capital Research for financing consulting.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. We paid $122,000 for mining acquisitions and related exploration work as compared to $4,000 in 2003. In 2003 we issued 3,000,000 shares to purchase a license from Mailprotek.com. The license value was valued at $238,000 but Mailprotek.com’s were $25,000 which resulted in a deemed dividend of $213,800.

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

Liquidity

During 2004 we financed our operations and received $479,000 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $179,000. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	issuing shares for $301,000.

During 2004, we spent $333,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 29, 2004 as compared to $144,000 the Year Ended February 28, 2003.

Our cash position has increased by $141,000 to $152,000 and our working capital deficit, as at February 29, 2004 is $136,000.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 28, 2002, February 28, 2003 and February 29, 2004 amount to $63,729, $nil and $nil respectively. We do not hold any patents, trademarks or copyrights.

D.           TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on our ability to raise capital and those other general economic items.

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 29, 2004.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2004	10,000	$ -	-
	2005	-	$ -	50,000
	2006
ORO, BC, Canada	2004	-	$ -	25,000
	2005	-	$ -	-
	2006
BLN Gold Property, Hebei Province, China	2004	10,000		50,000
	2005- 2006	45,000	500,000	150,000

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 29, 2004, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 29, 2004.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, CEO and Chairman of the Board and Director, and Director of Subsidiary	Annual Shareholders Meeting in 2003	3/05/79
Jennifer Lorette	Director	Annual Shareholders Meeting in 2003	6/01/94
Susanne Robertson	Director	Annual Shareholders Meeting in 2003	8/28/02
James Vandeberg	Chief Financial Officer and Corporate Secretary	Annual Shareholders Meeting in 2003	8/28/02

John G. Robertson. Mr. Robertson is the Chairman of the Board, CEO and founder of the Company and a Director of the Company since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”) and hydrogen separator technology. Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., a Florida corporation. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette - Ms. Lorette has held several positions with the Company since June 1994. Also, since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

Susanne Robertson - Ms. Robertson was elected a director of the Company in August 2001. She is also a director of Teryl Resources Corp. and owns SMR Investments Ltd. a company providing management services to public companies. Ms. Robertson is a citizen and resident of Canada.

James Vandeberg – Mr. Vandeberg became a Director August 2002. Mr. Vandeberg is an attorney in Sammamish, Washington. He has served as our legal counsel since 1996. Mr. Vandeberg's practice focuses on corporate finance, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of Information-Highway.com, Inc., a Florida corporation traded on the OTC bulletin board. He is also a director of IAS Communications, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. Mr. Vandeberg is also a director of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of Cyber Merchants Exchange, Inc. since May 2001. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

B.           COMPENSATION

For the fiscal year ended February 29, 2004 the Company and its subsidiaries paid $48,000 in compensation to directors and officers as a group. This amount was not paid, but was accrued.

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

During the fiscal year ended February 29, 2004 stock options were granted on a total of 350,000 common shares pursuant to stock option plans, 150,000 options were exercised and no options were cancelled (see Note 7(g) to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 2,600,000. Of those, 2,075000 are exercisable at $0.10 expiring on dates ranging from October 30, 2005 to February 25, 2008. 300,000 options are exercisable at $0.21 and expire on April 9, 2006, and 225,000 are exercisable at $0.30 expiring between June 9, 2006 and April 22, 2009. Please see Note 8 to the financial statements.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (1)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2008
Jennifer Lorette	150,000	$0.10	February 21, 2008
James Vandeberg	100,000	$0.10	February 21, 2008
Susanne Robertson	300,000	$0.10	February 25, 2008
TOTAL HELD AS A GROUP:	1,650,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Monique Van Oord	25,000	$0.10 US	February 21, 2008
Bruce Bragagnolo	75,000	$0.10 US	February 25, 2008
James Kerr	100,000	$0.10 US	February 25, 2008
Arnie Winrob	37,500	$0.10 US	February 25, 2008
James Kerr	100,000	$0.10 US	September 17, 2008
Peter Zihlmann	187,500	$0.10 US	October 20, 2008
Jillian Thow	300,000	US$0.21	April 19, 2006
Monique van Oord	50,000	US$0.30	April 22, 2009
Arnie Winrob	25,000	US$0.30	April 22, 2009
Wazmakay Charlwood	150,000	US$0.30	June 9, 2006
TOTAL:	1,050,000

C.           BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consisting of James Vandeberg, Susanne Robertson and Jennifer Lorette.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.           EMPLOYEES

As of February 29, 2004, we employed no employees. Our legal, accounting, marketing and administrative functions are contracted out to consultants.

Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.           SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 30, 2004:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	1,318,138(2)	2.19%
Jennifer Lorette	258,100(3)	*
James Vandeberg	100,000(4)	*
Susanne Robertson	8,446,963	14.01%

(1)	as at June 30, 2004, there were 60,383,413 issued and outstanding common shares.

(2)
includes 8,482 shares registered in the name of Access Information Services, Ltd., a corporation controlled by the Robertson Family Trust, and 1,000,000 options that are currently exercisable. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. Mr. Robertson's address is the same as our address.

(3)	Includes 150,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.

(4)	Includes 100,000 options that are currently exercisable. Mr. Vandeberg's address is 22344 NE 31st Street, Sammamish, WA 98074.

(5)	includes 7,565,713 shares registered in the name of SMR Investments Ltd., and 300,000 options that are currently exercisable. Ms. Robertson's address is the same as the Company’s.

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

As of June 30, 2004, 60,283,413 Common Shares were outstanding. At such date, we are aware of Sue Robertson, our director, owner more than 10% of our issued and outstanding common shares.

We do not know of any arrangements which could result in a change in control of the Company.

B.           RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2004, 2003 and 2002, and rent of $6,000 in each of fiscal years 2004, 2003 and 2002. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2004, 2003 and 2002.

We had related party advances outstanding of $230,630 at the February 2004 year-end, compared to $52,056 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2004	$0.455	$0.04	$0.30
2003	$0.094	$0.011	$0.07
2002	$0.14	$0.01	$0.013
2001	$4.375	$0.09375	$0.09375
2000	$3.625	$0.08	$2.875

The following table shows the quarterly high and low closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2005 Q1 5/31/04*	$0.35	$0.20	$0.21	12,924,713
2004 Q1 5/31/03 *	$0.08	$0.04	$0.05	5,055,400
Q2 8/31/03 *	$0.10	$0.04	$0.077	9,792,900
Q3 11/30/03*	$0.28	$0.053	$0.265	26,849,789
Q4 2/29/04*	$0.45	$0.20	$0.30	32,438,989
2003
Q1 5/31/02 *	$0.09	$0.012	$0.038	15,517,700
Q2 8/31/02 *	$0.05	$0.011	$0.027	6,405,600
Q3 11/30/02*	$0.034	$0.011	$0.022	3,648,100
Q4 2/29/03*	$0.094	$0.015	$0.07	9,997,700

___________________________
*Prices in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2004, June	$0.22	$0.15
2004, May	$0.29	$0.20
2004, April	$0.35	$0.23
2004, March	$0.32	$0.22
2004, February	$0.39	$0.27
2004, January	$0.455	$0.25

___________________________

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

C.           MATERIAL CONTRACTS

During the past two years ended February 29, 2004 and February 28, 2003, we entered into the following material contracts.

Gisbex Listing Agreement

In July, 2003 we applied for a listing on the GISBeX and announced in August 2003 the commencement of trading.

The listing on the Global Internet Stock Brokerage Exchange (GISEBeX) provides a second trading market for the Company’s shares. The new listing increases Linux’s exposure to international markets and access to investment capital worldwide.

Property Option Agreement – Peter Tse

Ginyen Recovery Inc. (“Ginyen”) has a license to mine the Bo Luonuo (the “BLN Project”) District of Hebei Province in China. Peter Tse own 100% of Ginyen. Tse granted Linux the sole, exclusive and irrevocable option to purchase up to 100% of the rights, title and interest in and to 100% of all the outstanding shares of Ginyen, subject to the grant of a 5% Net Profits royalty in the BLN Project.

Linux exercised an option as to 25% of the Optioned Shares by paying to Tse, $10,000 and issuing 50,000 Linux Shares to Tse and causing to be carried out the Phase I mining exploration and/or development work in respect of the BLN and expending in connection therewith the total sum of $160,000.

Linux may exercise the option as to a further 35% of the Optioned Shares following the completion of the Phase I Program by (i) paying the additional sum of $15,000 and issuing a further 50,000 Linux Shares to Tse; and (ii) causing to be carried out the Phase II mining exploration and/or development work in respect of the BLN Project or such other secondary work program as shall be recommended by a qualified engineer or geologist acceptable to the parties hereto (the "Phase II Program") and expending in connection therewith the total sum of $130,000.

Provided that Linux has previously exercised the 35% Option we may exercise the option as to a further 25% of the Optioned Shares following the completion of the Phase II Program by (i) paying the additional sum of $15,000 and issuing a further 50,000 Linux Shares to Tse; and (ii) causing to be carried out the Phase III mining exploration and/or development work in respect of the BLN Project or such other continuing work program as shall be recommended by a qualified engineer or geologist acceptable to the parties hereto (the "Phase III Program") and expending in connection therewith the total sum of $210,000. Provided that Linux has previously exercised the above mentioned options, we may exercise the Option as to the final 5% of the Optioned Shares, following the completion of the Phase III Program by (i) issuing a further 50,000 Linux Shares to Tse; and (ii) entering into a Royalty Agreement which grants to Tse a Net Profits Royalty in the BLN Project.

If and when the option is exercised in full, 100% of all right, title and interest in and to the Optioned Shares shall vest in Linux free and clear of all charges, encumbrances and claims.

During the fiscal year, we issued Mr. Tse $10,000 and 50,000 shares pursuant to the agreement.

Edward Skoda Purchase Agreement – ORO Mineral Claims

On April 9, 2003 Mr. Skoda sold his rights, title and interest in and to the ORO Mineral Claims situated in the Lillooet Mining Division, B.C., subject to a 2% net smelter return interest.

As consideration for this transaction Linux paid Mr. Skoda CDN$10,000 and issued 75,000 shares for completion of Phases I and II and will issue a further 25,000 shares upon completion of Phase III, but in any event, no later than June 30, 2004.

Edward Skoda Purchase Agreement – TY Gold Property

On May 1, 2003 Mr. Skoda sold his rights, title and interest in and to the TY Gold, TY Gold 2 & 3 Mineral Claims situated in the Lillooet Mining Division, B.C., subject to a 2% net smelter return interest.

As consideration for this transaction Linux paid Mr. Skoda CDN$10,000 and issued 100,000 shares upon signing the agreement. Linux agreed to pay Mr. Skoda CDN$10,000 for completion of Phase I, which has been paid); CDN$10,000 upon completion of Phase II and will issue a further 50,000 shares upon completion of Phase III, but in any event, no later than December 1, 2005.

Mr. Skoda also executed a Bill of Sale upon payment by Linux of CDN$5,000

Teryl Agreement

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the $500,000 expenditures.

Fish Creek Joint Venture Agreement

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

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.           USE OF PROCEEDS.

Not applicable

ITEM 15.           CONTROLS AND PROCEDURES

In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002 and the United States Securities Exchange Act of 1934, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of February 29, 2004, in order to ensure that all material information, both financial and non-financial, required to be disclosed in the Linux Annual Report on Form 20-F for the year ended February 29, 2004 was identified, recorded, processed, summarized and reported to the Company’s senior management within the required timeframe. This evaluation was undertaken under the supervision and with the participation of the Company’s senior management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, it was concluded that the Company’s disclosure controls and procedures were effective as of February 29, 2004, and that subsequently there have been no significant changes in the Company’s internal controls or in other factors that could affect those controls.

The Company will review and evaluate the design and effectiveness of disclosure controls and procedures on an on-going basis and continue to improve controls and procedures over time and correct any deficiencies that may be discovered in the future. The Company’s objective is to ensure that its senior management has timely access to all material financial and non-financial information concerning the business. Whilst the Company believes that the present design of the disclosure controls and procedures is effective to achieve this objective, future events affecting the business may cause the Company to significantly modify the disclosure controls and procedures. Further, in designing and evaluating the disclosure controls and procedures, the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired controls objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

ITEM 16.           [Reserved]

ITEM 16A.           Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2004, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements and to provide review engagements thereto. Also, we retained the audit services of Manning Elliott chartered accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member has over 25 years of experience in the investment business and is a board member of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.           Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2004.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.           Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2004	2003
Type of Services Rendered	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	$16,000	$16,850

(b) Audit-Related Fees (eg. review of Form 20-F)	$nil	$nil

(c) Tax Fees	$nil	$nil

(d) All Other Fees	$nil	$nil

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

Index to Consolidated Financial Statements

Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b)    Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(6)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(6)

13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(6)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)	(6)
14.1	Consent of Independent Auditors	(6)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated: July 15, 2004	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director

LINUX GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

Independent Auditors' Report

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and generally accepted auditing standards used in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

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

/s/ "Manning Elliott"

CHARTERED ACCOUNTANTS

Vancouver, Canada

May 26, 2004

LINUX GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	February 29,	February 28,
	2004	2003

ASSETS
Current
Cash and cash equivalents	$151,832	$11,134
Amounts receivable	7,569	1,583
Marketable securities (Note 3(a))	80,000	80,000
Prepaid expenses and deposits	33,209	–
	272,610	92,717
Equipment	6,000	–
Mineral Properties (Notes 3 and 5(b))	–	2

	$278,610	$92,719

LIABILITIES
Current
Accounts payable (Note 4)	$115,146	$538,778
Accrued liabilities	14,758	16,118
Accrued liabilities to related parties (Note 5(b))	48,000	–
Due to related parties (Note 5(a))	230,630	52,056
	408,534	606,952

STOCKHOLDERS' DEFICIT

Common Stock (Note 7)
Authorized:
200,000,000 common shares without par value

Issued:
60,283,413 common shares at February 29, 2004 and
57,458,413 at February 28, 2003	7,091,095	6,653,662

Donated capital (Note 5(a))	228,460	205,500

Additional paid-in capital (Note 7(h))	101,507	71,357
	7,421,062	6,930,519
Deficit	(7,550,986)	(7,444,752)
	(129,924)	(514,233)

	$278,610	$92,719

Approved by the Directors:

/s/ J. Robertson	/s/ J. Lorette
J. Robertson, Director	J. Lorette, Director

(The Accompanying Notes are an Integral Part of These Financial Statements)

LINUX GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)

	Years Ended
	February 29,	February 28,
	2004	2003

General And Administrative Expenses
Amortization of property, plant and equipment	$–	$7,449
Amortization of discount on convertible debentures	30,150	30,150
Consulting and subcontract	173,555	17,392
Filing and regulatory fees	26,113	11,998
Foreign exchange	(38,254)	(33,854)
Imputed interest (Note 5(a))	22,960	90,500
Investor relations	–	5,895
Management and directors fees (Note 5(b))	43,500	42,000
Office, rent and telephone (Note 5(b))	64,839	13,448
Professional fees	27,662	15,967
Travel	3,902	100
Write down of license (Note 5(b)(iv))	–	25,000
Less: Interest income	(624)	(45)
	353,803	226,000
Natural Resources
Exploration, drilling and annual lease costs	61,298	4,020
Mineral acquisition costs	60,346	–
Less: Option payments (Note 3(a))	–	(80,000)
	121,644	(75,980)

Other
Write-off of subsidiary's accounts payable	(369,213)	–

Net Loss For The Year	(106,234)	(150,020)

Deficit, Beginning Of Year	(7,444,752)	(7,080,932)

Deemed Dividend (Note 5(b)(iv))	–	(213,800)

Deficit, End Of Year	$(7,550,986)	$(7,444,752)

Basic And Diluted Loss Per Share	$–	$(0.01)

Weighted Average Number Of Shares Outstanding	58,664,000	40,968,000

(The Accompanying Notes are an Integral Part of These Financial Statements)

LINUX GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Years Ended
	February 29,	February 28,
	2004	2003

Cash Flows To Operating Activities
Net loss for the year	$(106,234)	$(150,020)

Adjustments To Reconcile Net Loss To Cash
Amortization of property, plant and equipment	–	7,449
Amortization of discount on convertible debentures	30,150	30,150
Imputed interest	22,960	90,500
Shares issued for services	100,000	–
Shares received for option payment	–	(80,000)
Shares issued for mineral properties	17,500	–
License written off	–	25,000
Shares issued for settlement of rent obligation	19,200	–
Write-off of subsidiary's accounts payable	(369,213)	–
	(285,637)	(76,921)
Change in non-cash working capital items	(46,972)	(66,870)

	(332,609)	(143,791)
Cash Flows To Investing Activities
Additions to equipment	(6,000)	–

Cash Flows From Financing Activities
Advances from related parties	178,574	84,445
Capital stock issued	300,733	67,500
	479,307	151,945
Increase In Cash And Cash Equivalents During The Year	140,698	8,154

Cash And Cash Equivalents, Beginning Of Year	11,134	2,980

Cash And Cash Equivalents, End Of Year	$151,832	$11,134

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended February 29, 2004:

i)	175,000 common shares were issued with a fair value of $17,500 as part consideration under the mineral property option agreements described in Note 3(c).
ii)	1,000,000 common shares were issued with a fair value of $100,000 pursuant to a consulting agreement.
iii)	200,000 common shares were issued with a fair value of $19,200 in settlement of a previous rental agreement.

During the year ended February 28, 2003:

i)	19,295,567 shares were issued with a fair value of $964,778 to settle debt.
ii)	3,000,000 shares were issued with a fair value of $238,800 to purchase a license described in Note 5(b).

Income taxes paid	–	–
Interest paid	–	–

(The Accompanying Notes are an Integral Part of These Financial Statements)

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

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

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company's principal business is the acquisition and exploration of various gold mineral resources. The Company is confining its activities to areas from which gold has been previously produced or to properties, which are contiguous to such areas and have demonstrated mineralization.

The Company is currently in the exploration stage and equity financing is required to provide working capital and to meet exploration commitments. As a result of the uncertainty that is typical in an exploration stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company's ability to continue as going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. These financial statements have been prepared on a going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	b)	Consolidation

These financial statements include the accounts of the Company and its inactive wholly-owned US subsidiary, LinuxWizardry, Inc.

	c)	Mineral Property Costs

The Company has been in the exploration stage since February 20, 2003 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. The financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52 "Foreign Currency Translation". Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in United States dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	f)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

	g)	Accounting for Stock Based Compensation

The Company accounts for stock based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on fair value at the date of grant. Alternatively, a company may account for granted stock awards to employees under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts, which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation for employees under APB No. 25 and make the required pro forma disclosures for compensation expense in accordance with SFAS No. 123. The Company accounts for stock issued for services to non-employees in accordance with SFAS No. 123. Compensation expense is based on the fair market value of the stock award or fair market value of the goods and services received whichever is more reliably measurable.

	h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	i)	Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

	j)	Marketable Securities

Marketable securities are recorded at cost and written down to market value if market value declines below cost other than temporarily.

	k)	Long-lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long- Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	l)	Tax Accounting

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109") as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

YEAR OF		YEAR OF
LOSS	AMOUNT	EXPIRATION

1998	$99,000	2005
1999	114,000	2006
2000	164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010
2004	347,000	2011

	$2,214,000

Pursuant to SFAS 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	l)	Tax Accounting (continued)

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	February 29,	February 28,
	2004	2003

Non-capital loss	$347,000	$28,000
Statutory tax rate	34%	34%

Effective tax rate	$–	–
Deferred tax asset	118,000	9,000
Valuation allowance	(118,000)	(9,000)

Net deferred tax asset	$–	$–

The Company also has a Canadian net capital loss of $2,773,000, which is a result of writing off its investment in its US subsidiary. This loss can be used to offset future years taxable gains and has no expiry.

The Company has US net operating losses of approximately US$1,320,000. These losses expire between 2015 and 2017 and can only be used against taxable US income.

m)	Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 29, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

n)	Equipment

Equipment consists of computer equipment recorded at cost and will be amortized on a straight- line basis over a three year period once they are installed and operating in the new office premises. Refer to Note 8(c).

o)	Financial Instruments

Financial instruments, which include cash, accounts payable, accrued liabilities, and due to related parties, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada and China and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	p)	Concentration of Risk

The Company maintains its cash account in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company's cash accounts are mainly two uninsured business checking accounts maintained in U.S. and Canadian dollars, which totalled $151,832 on February 29, 2004. At February 29, 2004 the Company has not engaged in any transactions that would be considered derivative instruments on hedging activities.

3.	MINERAL PROPERTIES

	a)	Alaska Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has written down its interest to a nominal $1 which was completely written off in 2004.

On December 19, 2002, the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company at a fair value of $80,000 and will give the Company a 5% net royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three-year period.

	b)	Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and, therefore, is no longer in production. The Company has written down its interest to a nominal $1 which was completely written off in fiscal 2004.

	c)	British Columbia Mineral Properties

		i)	The Company acquired TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)
The Company will pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement (paid), $5,000 on or before June 1, 2003 (paid); $10,000 upon completion of Phase 1, no later than December 1, 2003 (paid); and $10,000 upon completion of Phase II, no later than December 1, 2004.

			b)	The Company will issue 150,000 shares as follows: 100,000 upon signing the agreement (issued) and regulatory approval, and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

			c)	The vendor will retain 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

3.	MINERAL PROPERTIES (continued)

c)

British Columbia Mineral Properties (continued)

During the year, the Company staked an additional three mineral claims representing 35 units. The Company incurred acquisition costs of $32,844, which was charged to operations, as the property has no proven or probable reserves.

	ii)	The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and condtions:

		a)	The Company has paid $5,000 upon execution of the Purchase Agreement and $5,000 on or before May 9, 2003.

b)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreement (issued) and regulatory approval; 25,000 shares upon completion of Phase I, no later than July 11, 2003 (issued); 25,000 upon completion of Phase II, no later than December 31, 2003 (issued); and 25,000 upon completion of Phase II, no later than June 30, 2004.

		c)	The vendor will retain 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year, the Company staked an additional mineral claim representing 5 units. The Company incurred acquisition costs of $17,500, which was charged to operations, as the property has no proven or probable reserves.

The President of the Company is the registered owner of the mineral properties. The Company is preparing a trust agreement stating that these mineral claims are held in trust on behalf of the Company.

d)	China Mineral Property

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company ("BLN Gold") of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

During the year, the Company incurred acquisition costs of $10,000, which was charged to operations, as the property has no proven or probable reserves.

To complete the option agreement the Company must:

i)
pay $55,000 as follows: $10,000 upon regulatory approval; $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater.

	ii)	issue 200,000 shares as follows: 50,000 upon regulatory approval; 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

3.	MINERAL PROPERTIES (continued)

	d)	China Mineral Property (continued)

		iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($28,000 paid) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

4.	ACCOUNTS PAYABLE

Included in accounts payable is US$38,726 (CDN$51,726) owing to creditors of the Company's US subsidiary which discontinued operations on June 30, 2001. On February 29, 2004 the Company wrote off US$276,419 (CDN$369,213).

5.	RELATED PARTY BALANCES/TRANSACTIONS

	a)	Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $22,960 (2003 - $90,500) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,		February 29,
	2003	Advances	2004

394754 B.C. Ltd.	$(1,580)	$–	$(1,580)
Access Information Services, Inc.	10,812	34,975	45,787
IAS Communications Inc.	(3,151)	–	(3,151)
Imaging Technologies Inc.	(4,587)	–	(4,587)
Information Highway.com, Inc.	900	–	900
JGR Petroleum, Inc.	10,425	54,174	64,599
John Robertson, President and CEO	29,630	2,276	31,906
Rainbow Network	(3,245)	56,907	53,662
Rand Energy	–	16,783	16,783
Reg Technologies Inc.	3,285	(16,783)	(13,498)
REGI U.S., Inc.	(38)	-	(38)
SMR Investments Ltd.	3,826	18,125	21,951
Pavlik Travel Services Ltd.	1,762	–	1,762
Teryl Resources Corp.	4,017	5,709	9,726
Robertson Family Trust	–	6,408	6,408

	$52,056	$178,574	$230,630

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

5.	RELATED PARTY BALANCES/TRANSACTIONS (continued)

	b)	Transactions

i)
Pursuant to a management services agreement, the Company paid management fees of $30,000 (2003 - $30,000), and rent of $6,000 (2003 - $6,000) to a company controlled by the President of the Company. These amounts have been included in accrued liabilities at February 29, 2004.

		ii)	The Company paid a director's fee of $12,000 (2003 - $12,000) to the President of the Company. This amount is included in accrued liabilities at February 29, 2004.

		iii)	Refer to Note 3(a) for a joint venture agreement with a related company.

iv)
Refer to Note 7(b) for acquisition of a license from a related party on November 28, 2002. The recorded amount of $25,000 was the transferor's cost. The difference between fair market value of $238,800 and cost was recorded as a deemed dividend in fiscal 2003.

		v)	Refer to Note 3(c) for ownership of mineral claims.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

6.	CONVERTIBLE DEBENTURES

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001, the Company drew down US$800,000 in two tranches and during fiscal 2002 the Company drew down a further US$80,000. By the end of fiscal 2002 the convertible debentures were all converted into 19,558,532 shares. The Company also issued the following warrants in connection with the issuance of the convertible debentures:

#	$	Expiry Date

55,000	1.08	October 18, 2005
55,000	1.17	October 18, 2005
25,000.20		October 18, 2005
25,000.22		October 18, 2005
8,000.072		July 6, 2006
8,000.078		July 6, 2006
176,000

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

7.	COMMON STOCK

Authorized:

200,000,000 common shares without par value. Issued:

	Number of
	Shares	Amount

Balance, February 28, 2002	34,487,846	$5,382,584

Issued during the year:
Settlement of debt (d) below	19,295,567	964,778
Purchase of license (Note 5(b)) (e) below	3,000,000	238,800
Cash pursuant to a private placement (f) below	675,000	67,500

Balance, February 28, 2003	57,458,413	6,653,662

Issued during the year:
Pursuant to mineral property option agreements (Note 3(c))	175,000	17,500
For services rendered (c) below	1,000,000	100,000
For settlement of rent obligation (c) below	200,000	19,200
For cash
exercise of options	150,000	19,812
exercise of warrants (f) below	425,000	53,702
private placement (a) below	875,000	227,220

Balance, February 29, 2004	60,283,413	$7,091,096

a)
On December 9, 2003 the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one ½ warrant. Two ½ warrants entitles the holder to purchase one additional common share at a price of US$0.20 per share for a one-year period.

b)	During the year ended February 29, 2004, the Company issued 175,000 common shares at a value of $0.10 per share pursuant to the mineral property option agreements referred to in Note 3(c).

c)
During the year ended February 29, 2004, the Company issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003, the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.

The Company issued 200,000 shares to settle a prior year's rental agreement.

d)
On November 12, 2002, the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

7.	COMMON STOCK (continued)

e)
On November 28, 2002, the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com's subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor's cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

f)
On February 20, 2003, the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consisted of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year. These warrants were all exercised in fiscal 2004.

	g)	Stock Options

		i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

		ii)	The weighted average number of shares under option and option price for the year ended February 29, 2004 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining
	Shares	Option	Life of
	Under	Price	Options
	Option	(us $)	(months)

February 28, 2002	3,200,000	$0.08	43

Granted	1,350,000	0.10
Cancelled	(1,175,000)	(0.13)

February 28, 2003	3,375,000	0.09	48

Granted	350,000	0.10
Exercised	(150,000)	(0.10)

February 29, 2004	3,575,000	$0.09	40

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

7.	COMMON STOCK (continued)

	g)	Stock Options (continued)

iii)
The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro-forma basis.

The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2003 and 2004: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share at February 29, 2004 would have been as follows:

	2004	2003

Net loss
As reported	$475,447	$150,020
Pro-forma	$484,633	$150,145

Basic net loss per share
As reported	$0.01	$0.01
Pro-forma	$0.01	$0.01

h)	Additional paid-in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	2004	2003

Market value of warrants (Note 6)	$150,750	$150,750
Discount on convertible debentures accreted to operations over
the life of the warrants being five years to October 18, 2005	(49,243)	(79,393)

Net carrying value	$101,507	$71,357

8.	SUBSEQUENT EVENTS

Subsequent to February 29, 2004:

	a)	The Company issued 50,000 common shares pursuant to the option agreement discussed in note 3(d).

	b)	The Company issued 50,000 common shares as a finder's fee to Manchester Consulting & Services in connection with the option agreement discussed in Note 3(d).

LINUX GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

8.	SUBSEQUENT EVENTS (continued)

c)
The Company entered into a two year lease agreement to rent 1,018 square feet of office space commencing April 1, 2004. Basic annual rent is $15,270 with three months free basic rent in each of the two years over the term of the lease. The commitment is as follows:

	2005	2006	2007
Basic rent	$10,180	$11,452	$1,272
Property taxes and operating expenses	13,260	14,466	1,205
	$23,440	$25,918	$2,477