Form 20-F/A
period 2004-02-28
LINUX GOLD CORP
filed 2005-05-09
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
Item 17. ☐    Item 18. ☒

EXPLANATORY NOTE

Linux Gold Corp. is filing this Amendment to our Annual Report on Form 20-F for its fiscal year ended February 28, 2004 in order to include disclosure including the requisite three years of audited financial statements and three years of Operating and Financial Review and Prospects. This disclosure speaks as of February 28, 2004.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with US GAAP.

A.            OPERATING RESULTS

Fiscal Year Ended February 28, 2004 compared to Fiscal year Ended February 28, 2003

Results of Operations

During fiscal 2004, we received no in revenues from operations as compared to $nil revenues in 2003.

Administrative expenses in 2004 totaled $354,000 as compared to $226,000 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $65,000compared to $13,000 in 2003. Professional fees totaled $28,000 compared to $16,000 in 2003. We also incurred an imputed interest charge of $23,000 compared to $90,500 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 3004 due to the settlement of debt in 2003. Filing and regulatory expenses increased due to increased reporting activities. Consulting and subcontract expenses increased to $174,000 in 2004 from $17,000 in 2003. This increase was due to a payment of $100,000 to Barry Clarke and a payment of $30,000 to Capital Research for financing consulting.

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

Fiscal Year Ended February 28, 2003 compared to Fiscal year Ended February 28, 2002

Results of Operations

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

Fiscal Year Ended February 28, 2002 compared to Fiscal year Ended February 28, 2001

Results of Operations

During fiscal 2002, we discontinued the business operations of our wholly-owned subsidiary, LinuxWizardry, Inc. Prior to the discontinuance (a) we received $20,802 in revenues, as compared to $146,429 in 2001; (b) we incurred administrative expenses of $257,655 as compared to $622,548 in 2001; (c) we incurred research and development expenses of $63,729 as compared to $901,614 in 2001; and (d) we incurred selling and marketing expenses of $54,827 as compared to $554,198.

During fiscal 2002, we received $1,078 in revenues from operations as compared to no revenues in 2001.

Administrative expenses in 2002 totaled $416,383 as compared to $1,101,539. The decrease was due to inactivity of the Company as well as the discontinuance of the subsidiary's operations. Consulting and subcontract expenses totaled $13,689 compared to $301,106 in 2001. Investor relations totaled $6,719 compared to $279,439 in 2001. Office, rent and telephone totaled $25,713 compared to $104,132 in 2001. Travel and promotion totaled $6,990 compared to $94,727 in 2001. We also incurred an imputed interest charge of $115,000 as compared to nil in 2001. Imputed interest, at 15% was charged to operations based on the advances from related parties and was treated as donated capital. Financing costs totaled $25,272 compared to $145,314 in 2001. We raised $127,680 in convertible debentures as compared to $1,217,440 in 2001 and we also wrote off obsolete inventory of $48,543.

Due to the discontinuance of the subsidiary's operations as well as the inactivity of the Company, we incurred no research and development expenses nor any selling and marketing expenses as compared to $169,625 and $80,703 respectively, in 2001.

B.            LIQUIDITY AND CAPITAL RESOURCES

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

Fiscal Year Ended February 28, 2004 compared to Fiscal year Ended February 28, 2003

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

Fiscal Year Ended February 28, 2003 compared to Fiscal year Ended February 28, 2002

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

Our cash position has increased by $8,154 to $11,124 and our working capital deficit, as at February 28, 2003 was $514,235.

Fiscal Year Ended February 28, 2002 compared to Fiscal year Ended February 28, 2001

Liquidity

During 2002 we financed our operations and received $376,000 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $248,000. These amounts are unsecured, non-interest bearing and due on demand; and

(ii)	issuing convertible debentures of $128,000.

During 2002, we spent $363,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2002 as compared to the Year Ended February 29, 2001.

Our cash position increased by $13,000 to $3,000 and our working capital deficit, as at February 28, 2002 was $1,550,000.

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

ITEM 19.            EXHIBITS

(a) The following consolidated financial statements, together with the report of Manning, Elliott, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F/A:

Index to Consolidated Financial Statements
Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (James Vandeberg)

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated: April 14, 2005	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director

LINUX GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Stated in Canadian Dollars)

Independent Auditors' Report

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit, and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years ended February 29, 2004, February 28, 2003 and 2002 in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

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

(The Accompanying Notes are an Integral Part of These Financial Statements)

LINUX GOLD CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)

	Years Ended
	February 29,	February 28,	February 28,
	2004	2003	2002

General and Administrative Expenses
Amortization of property and equipment	$–	$7,449	$9,415
Amortization of discount on convertible debentures	30,150	30,150	30,026
Consulting and subcontract	173,555	17,392	13,689
Filing and regulatory fees	26,113	11,998	12,119
Financing costs	–	–	25,272
Foreign exchange	(38,254)	(33,854)	3,547
Imputed interest (Note 5(a))	22,960	90,500	115,000
Interest on convertible debentures	–	–	6,913
Investor relations	–	5,895	6,719
Management and directors’ fees (Note 5(b))	43,500	42,000	42,000
Office, rent and telephone (Note 5(b))	64,839	13,448	25,713
Professional fees	27,662	15,967	70,579
Travel	3,902	100	6,990
Less: Interest income	(624)	(45)	(142)
	353,803	201,000	367,840

Natural Resources
Exploration, drilling and annual lease costs	61,298	4,020	4,040
Mineral acquisition costs	60,346	–	–
Less: Option payments (Note 3(a))	–	(80,000)	–
	121,644	(75,980)	4,040

Loss from Continuing Operations	(475,447)	(125,020)	(371,880)

Income (Loss) from Discontinued Operations	369,213	(25,000)	(414,829)

Net Loss	(106,234)	(150,020)	(786,709)

Deficit, Beginning Of Year	(7,444,752)	(7,080,932)	(6,294,223)

Deemed Dividend (Note 5(b)(iv))	–	(213,800)	–

Deficit, End Of Year	$(7,550,986)	$(7,444,752)	$(7,080,932)

Loss Per Share from Continuing Operations	(0.01)	–	(0.01)

Income (Loss) Per Share from Discontinued Operations	0.01	–	(0.02)

Basic and Diluted Loss Per Share	$–	$–	$(0.03)

Weighted Average Number of Shares Outstanding	58,664,000	40,968,000	26,530,000

(The Accompanying Notes are an Integral Part of These Financial Statements)

LINUX GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Years Ended
	February 29,	February 28,	February 28,
	2004	2003	2002

Cash Flows To Operating Activities
Net loss	$(106,234)	$(150,020)	$(786,709)

Adjustments To Reconcile Net Loss To Cash
Amortization of property and equipment	–	7,449	9,415
Amortization of discount on convertible debentures	30,150	30,150	30,026
Impairment of license	–	25,000	–
Imputed interest	22,960	90,500	115,000
Interest on convertible debentures paid with shares	–	–	57,155
Loss on disposal of property and equipment	–	–	6,913
Shares issued for services	100,000	–	–
Shares received for option payment	–	(80,000)	–
Shares issued for mineral properties	17,500	–	–
Shares issued for settlement of rent obligation	19,200	–	–
Write-off of subsidiary’s accounts payable	(369,213)	–	–
	(285,637)	(76,921)	(568,200)
Change in non-cash working capital items	(46,972)	(66,870)	205,390
	(332,609)	(143,791)	(362,810)
Cash Flows To Investing Activities
Acquisition of property and equipment	(6,000)	–	–

Cash Flows From Financing Activities
Proceeds from convertible debentures	–	–	127,680
Advances from related parties	178,574	84,445	247,950
Common stock issued	300,733	67,500	–
	479,307	151,945	375,630
Increase in Cash and Cash Equivalents	140,698	8,154	12,820

Cash and Cash Equivalents, Beginning of Year	11,134	2,980	(9,840)

Cash and Cash Equivalents, End of Year	$151,832	$11,134	$2,980

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended February 29, 2004:

i)	175,000 common shares were issued with a fair value of $17,500 as part consideration under the mineral property option agreements described in Note 3(c).
ii)	1,000,000 common shares were issued with a fair value of $100,000 pursuant to a consulting agreement.
iii)	200,000 common shares were issued with a fair value of $19,200 in settlement of a previous rental agreement.

During the year ended February 28, 2003:

i)	19,295,567 shares were issued with a fair value of $964,778 to settle debt.
ii)	3,000,000 shares were issued with a fair value of $238,800 to purchase a license described in Note 5(b).

During the year ended February 28, 2002:

i)	950,404 shares were issued for a fair value of $180,147 pursuant to a financial consulting services agreement.
ii)	15,544,983 shares were issued with a fair value of $547,855 for convertible debentures converted.

SUPPLEMENTAL DISCLOSURES
Income taxes paid	–	–
Interest paid	–	–

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