Form 20-F
period 2005-02-28
LINUX GOLD CORP
filed 2005-08-29
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

  ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 - For the fiscal year ended February 28, 2005

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

Title of Each Class	Outstanding at February 28, 2005
Common Shares, no par value	64,951,523

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

The following is a glossary of some of the terms used in the mining industry and referenced herein:

alluvial: A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold rsenopyrite: A major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity assay – a precise and accurate analysis of the metal contents in an ore or rock sample

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

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees –Directors and Senior Management”.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.            KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2005 and February 29, 2004, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 28, 2005 and February 29, 2004 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2005, US$1.00 was equal to approximately C$1.2314.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

Fiscal Years Ended February 28/29

	2005	2004	2003	2002	2001
Net Revenue	$ - -	$ - -	$ -	$ -	$146,429
Income (loss) from continuing operations	(842,092)	(475,447)	(125,020)	(420,261)	(1,357,802)
Income (loss) from discontinued operations	-	369,213	(25,000)	(366,448)	(1,971,861)
Income (loss) from continuing operations per Common Share	(0.01)	(0.01)	-	(0.02)	(0.10)
Income (loss) from discontinued operations per Common Share	-	(0.01)	-	(0.01)	(0.14)
Total Assets	544,708	322,610	92,719	11,240	216,934
Working Capital (deficit)	98,204	(91,924)	(514,235)	(1,549,592)	(1,695,634)
Shareholders’ Equity (deficit)	118,729	(85,924)	(514,233)	(1,542,141)	(1,621,612)
Cash Dividends per common share	$ nil	$ nil	$ nil	$ nil	$ nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.2314 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 28, 2005. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 23, 2005, the Noon Buying Rate was CDN$ 1.2311 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
November	2004	1.227	1.1774
December	2004	1.2413	1.1858
January	2005	1.2421	1.1987
February	2005	1.2566	1.2299
March	2005	1.2462	1.2019
April	2005	1.2569	1.2147
May	2005	1.2704	1.2372

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	February 29/28
2005	1.2888	1.1774/1.3968	1.2314
2004	1.3667	1.269 / 1.4905	1.3405
2003	1.5438	1.5995 / 1.488	1.4880
2002	1.5625	1.5102/1.6128	1.6049
2001	1.4954	1.4470/1.5600	1.5320

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

RISK FACTORS RELATED TO OUR BUSINESS

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

As noted in our audited consolidated financial statements for the year ended February 28, 2005 we have incurred significant operating losses and have an accumulated deficit of $8,393,078 at February 28, 2005. Furthermore, we had working capital deficit of $98,204 as at February 28, 2005, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 28, 2005 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

A limited number of shareholders will collectively continue to own a majority of our common shares.

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 13.6% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

U.S. Investors May Not Be Able To Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers. We are organized under the laws of Canada. All of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

-	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

-
the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

-	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

-
a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

-	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

-	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

-	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Changes to Economic Policies in China. We are currently exploring our property in China. We could be adversely affected if China changes its economic policies. As part of its economic reform, China has designated certain areas as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

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

Title Opinions. The existence of title opinions should not be construed to suggest that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if any of our mineral claims have been staked or assessment work carried out.

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

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the OTC Bulletin Board and that market is extremely volatile. There is only a limited public market for our common shares on the OTC Bulletin Board, and there is a risk that that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments.

Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less

Than $5.00. Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends. We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights. We are authorized under our Articles of Incorporation to issue 200,000,000 common shares. Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate. Your proportionate ownership and voting rights as a common shareholder could be adversely affected by the issuance of additional common shares, including a substantial dilution in your net tangible book value per share.

ITEM 4.            INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 64,951,523 shares were issued and outstanding as of February 28, 2005 and 64,951,523 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #1103 -11871 Horseshoe Way, Richmond, B.C., V7A 5H5.

On February 20, 2003 we held a shareholders meeting at which our shareholders voted to change our name from LinuxWizardry Systems, Inc. to Linux Gold Corp. and obtained a new OTC BB trading symbol LNXGF. We believe our new name, Linux Gold Corp. more closely represents our true business activities.

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former British Columbia Company Act (“Former Act”) , which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 11, 2004.

Concurrent with the completion of the Transition, we were required in accordance with the BCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into our Notice of Articles, which replaced the existing Memorandum . The Company is a “pre-existing company” under the BCA (that is, a company in existence at the time the BCA came into force). The Pre-Existing Company Provisions provide our company with certain default provisions in case certain provisions which are required to be included in the Articles under the BCA are not included in our Articles.

We filed our Notice of Articles with the Registrar of Companies which contains basic information relating to the Company, including our name, the particulars of the directors and the authorized capital. This was a mandatory requirement for transition to the BCA.

On August 16, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution that the Notice of Articles, filed September 15, 2005, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia); and delete and replace our Articles in their entirety and no longer apply to Linux Gold Corp. The New Articles, among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions.

Our Incorporation Number is BC0187279. Our Articles do not restrict the nature of the business that may be carried on by the Company.

Since our inception and during the three fiscal years ending in February 2005, we had been involved in oil and gas exploration/production and mineral property exploration. We have investigated several mineral properties in Canada, the United States, China and Chile.

We also own a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, we have received no revenues from our mining property activities, and have received negligible net revenues after operating costs from our interest in the Fayette County oil well during the past five fiscal years. As a result, we wrote off our interest in the oil well located in Fayette County.

We have no current plans to pursue further activities in either the oil or gas business.

Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp., and an option on a private company, which has an option to earn up to 85% of a mining property in Hebei Province, China.

We are currently in the exploration stage and equity financing is required to continue exploration work on our mineral claims. As a result of the uncertainty that is typical in an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims.

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

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the US$500,000 expenditures.

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

On July 12, 2004 we announced that the drilling permit has been approved by the State of Alaska exploration division, on the Fish Creek property. The Company plans to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In addition to placer drilling, it is planned to drill up to 40 auger holes on a 200 feet grid and drill two vertical five inch holes up to 300 feet deep with the reverse circulation drilling rig along the east flank of Fish Creek valley to explore the mineral potential of an intrusive and lithology of bedrock.

According to our geologist, the goal of the drilling is to establish a tight cross section of the potential Fish Creek paystreak with important data regarding the location and value of the placer and the lode ore body.

In September 2004, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16, 2004. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes - were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

TY Gold Property, Bralorne Mining District, British Columbia

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay $30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for $1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. We now have a total of 41 units in the Bralorne area.

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

We will continue exploration work on the TY Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

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

ORO Property, Lillooet Mining Division, British Columbia

In April 2003, we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for $1,000,000 prior to production. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery, has produced 4.1 million ounces of gold worth some $1.5 billion at today’s gold prices. Several EM–VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

The Company has met the terms and conditions of the acquisition agreement by issuing 25,000 of its shares to the vendor during the nine months ended November 30, 2004. This was the final requirement of the purchase agreement. The vendor retains a 2% net smelter return interest.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the and license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying $50,000 cash, and expending a total of $500,000 in a three-phase work program.

We entered into a consulting agreement with Jim Yin, Ph.D., consulting geologist. Mr. Yin completed his Ph.D. of Science at the China University of Geosciences, Beijing, China. Mr. Yin has previously supervised four joint ventures as the project representative for mining exploration in China and completed a preliminary investigation report on the Linux Gold optioned property in December 2002.

In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004. The Lan Ying has the highest results, with one sample which assayed 11.75 ounces of gold and 5.75 ounces of silver per ton. The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton. The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Dr. Jim Yin recommends the gold zones/veins mentioned in the above should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill. We expect to announce an exploration program this summer.

On June 9, 2004 we announced that Bisheng Liu, of Beijing, China, has been appointed Vice President Corporate Administrator for our gold mining interests in the Peoples Republic of China. Mr. Bisheng is a resident of Beijing, the Peoples Republic of China, educated in the Tianjin’s Institute of Foreign Trade and received a Bachelor of Economics degree in China. Previous jobs included a position with the Ministry of Foreign Trade in Beijing and also work with the Chinese Embassy in Singapore for a three year period as Third Secretary for the commercial office. Mr. Liu is currently working as project manager with Cirque Du Soleil. The board of directors is very pleased to have a representative in China, such as Bisheng Liu, which is the fastest growing economy in the world today, and look forward to a successful relationship with our projects in China.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November 2004, we announced that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for this project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams ( of an ounce) of gold per tonne.

The exploration goal for this property, together with the adjacent Wang Yuan Gold Mine, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Exploration work has commenced on the Wang Yuan Gold Mine.

In December 2004 we announced that announce that Curt Freeman, senior geologist for Avalon development, has been retained to evaluate and complete a report on the two gold properties in Fengning, Hebei Province, China. The main objective is to identify drill targets, and to prove sufficient economic gold reserves to feed the 50 ton per day pilot mill, which is currently on the property in China.

The sampling program on the Wang Yuan Mine known gold zones has been completed and is being prepared for gold assays. The assays were completed in February 2005.

The term of the license is effective until a production decision is made by the Company.

Mailprotek.com

On March 27, 2002 we announced that a secure email solution has been licensed from www.mailprotek.com for the United States rights. The service for MailProtek is currently on hold due to unfavourable interest in the technology.

Corporate Finance

During the year ended February 28, 2005:

a)	During the year ended February 28, 2005, the Company issued 25,000 common shares at a value of $0.10 per share pursuant to the mineral Oro mineral property option agreement .

b)
During the year ended February 28, 2005, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares as a finder’s fee pursuant to the BLN Gold Property option agreement .

c)
During the year ended February 28, 2005, the Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of $620,850 (US$500,000) before issue costs of $2,185. Each unit consisted of one common share and one warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.18 per share for a two year period. The Company issued 208,333 shares as a finder’s fee in connection with this private placement offering.

d)
During the year ended February 28, 2005, the Company completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of $241,424 (US$182,925). Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.20 per share in the first year and US$0.25 per share in the second year.

Additionally, 87,500 stock options were exercised.

During the year ended February 28, 2004:

e)
During the year ended February 29, 2004, the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a one year period.

f)	During the year ended February 29, 2004, the Company issued 175,000 common shares at a value of $0.10 pursuant to the BLN property option agreement .

g)
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

h)	The Company issued 200,000 shares to settle a prior year’s rental agreement.

During the year ended February 28, 2003:

i)
On February 20, 2003, the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consisted of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year. These warrants were all exercised in fiscal 2004.

j)
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

k)
On November 12, 2002, the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on August 16, 2004.

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

Dependence on Certain Commercial Agreements or Intellectual Property

We do not have any material agreements upon which we are dependent.

Material effects of Government Regulation

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

Since our inception and during the three fiscal years ending in February 2005, we had been involved in oil and gas exploration/production and more recently, mineral property exploration and development.

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000

U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. Our interest in the Fish Creek Claims is the subject of a technical report dated March 7, 2005, prepared by Curtis J. Freeman of Avalon Development Corp., P.O. Box 80268, Fairbanks, Alaska 99708, a copy of which has been filed with the applicable Canadian regulatory bodies in May 2005 and which is incorporated herein by this reference.

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

On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the US00,000 expenditures.

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

Aground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

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

On July 12, 2004 we announced that the drilling permit has been approved by the State of Alaska exploration division, on the Fish Creek property. The Company plans to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In addition to placer drilling, it is planned to drill up to 40 auger holes on a 200 feet grid and drill two vertical five inch holes up to 300 feet deep with the reverse circulation drilling rig along the east flank of Fish Creek valley to explore the mineral potential of an intrusive and lithology of bedrock.

According to our geologist, the goal of the drilling is to establish a tight cross section of the potential Fish Creek paystreak with important data regarding the location and value of the placer and the lode ore body.

In September 2004, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16, 2004. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes - were completed and two (2)

deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

TY Gold Property, Bralorne Mining District, British Columbia

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay $30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for $1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. We now have a total of 41 units in the Bralorne area.

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

We will continue exploration work on the TY Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

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

The Company has met the terms and conditions of the acquisition agreement by issuing 25,000 of its shares to the vendor during the nine months ended November 30, 2004. This was the final requirement of the purchase agreement. The vendor retains a 2% net smelter return interest.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the and license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying $50,000 cash, and expending a total of $500,000 in a three-phase work program.

We entered into a consulting agreement with Jim Yin, Ph.D., consulting geologist. Mr. Yin completed his Ph.D. of Science at the China University of Geosciences, Beijing, China. Mr. Yin has previously supervised four joint ventures as the project representative for mining exploration in China and completed a preliminary investigation report on the Linux Gold optioned property in December 2002.

In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004. The Lan Ying has the highest results, with one sample which assayed 11.75 ounces of gold and 5.75 ounces of silver per ton. The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton. The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company. Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Dr. Jim Yin recommends the gold zones/veins mentioned in the above should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill. We expect to announce an exploration program this summer.

On June 9, 2004 we announced that Bisheng Liu, of Beijing, China, has been appointed Vice President Corporate Administrator for our gold mining interests in the Peoples Republic of China. Mr. Bisheng is a resident of Beijing, the Peoples Republic of China, educated in the Tianjin’s Institute of Foreign Trade and received a Bachelor of Economics degree in China. Previous jobs included a position with the Ministry of Foreign Trade in Beijing and also work with the Chinese Embassy in Singapore for a three year period as

Third Secretary for the commercial office. Mr. Liu is currently working as project manager with Cirque Du Soleil. The board of directors is very pleased to have a representative in China, such as Bisheng Liu, which is the fastest growing economy in the world today, and look forward to a successful relationship with our projects in China.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November 2004, we announced that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for this project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams ( of an ounce) of gold per tonne.

The exploration goal for this property, together with the adjacent Wang Yuan Gold Mine, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Exploration work has commenced on the Wang Yuan Gold Mine.

In December 2004 we announced that announce that Curt Freeman, senior geologist for Avalon development, has been retained to evaluate and complete a report on the two gold properties in Fengning, Hebei Province, China. The main objective is to identify drill targets, and to prove sufficient economic gold reserves to feed the 50 ton per day pilot mill, which is currently on the property in China.

The sampling program on the Wang Yuan Mine known gold zones has been completed and is being prepared for gold assays. The assays were completed in February 2005.

The term of the license is effective until a production decision is made by the Company.

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

Continuing Operations

Fiscal Year Ended February 28, 2005 compared to Fiscal year Ended February 28, 2004

Results of Operations

During fiscal 2005, we received no revenues from operations as compared to $nil revenues in 2004.

Administrative expenses in 2005 totaled $659,000 as compared to $354,000 in 2004. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $200,000 compared to $65,000 in 2004. A significant portion of the increase relates to the increase in advertising and promotion costs of $111,000 in 2005 as compared to $23,000 in 2004, which are included in office, rent and telephone costs. Website hosting costs of $10,000 are also included in 2005, as compared to $nil in 2004. Professional fees totaled $42,000 compared to $28,000 in 2004. We also incurred an imputed interest charge of $35,000 compared to $23,500 in 2004. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount increased during 2005 due to the additional advances received in the first three fiscal quarters of 2005, before being paid down in the last fiscal quarter of 2005. Consulting and subcontract expenses increased to $234,000 in 2005 from $174,000 in 2004. This increase was due to the inclusion of stock-based compensation of $100,000 recognized from the granting of stock options.

We paid $183,000 for mining acquisitions and related exploration work in 2005 as compared to $122,000 in 2004.

Fiscal Year Ended February 28, 2004 compared to Fiscal year Ended February 28, 2003

Results of Operations

During fiscal 2004, we received no revenues from operations as compared to $nil revenues in 2003.

Administrative expenses in 2004 totaled $354,000 as compared to $201,000 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $65,000 compared to $13,000 in 2003. Professional fees totaled $28,000 compared to $16,000 in 2003. We also incurred an imputed interest charge of $23,000 compared to $90,00 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 2004 due to the settlement of debt in 2003. Filing and regulatory expenses increased due to increased reporting activities. Consulting and subcontract expenses increased to $174,000 in 2004 from $17,000 in 2003. This increase was due to a payment of $100,000 to Barry Clarke and a payment of $30,000 to Capital Research for financing consulting.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. We paid $122,000 for mining acquisitions and related exploration work as compared to $6,000 in 2003. In 2003 we issued 3,000,000 shares to purchase a license from Mailprotek.com. The license value was valued at $238,000 but Mailprotek.com’s was $25,000 which resulted in a deemed dividend of $213,800.

Fiscal Year Ended February 28, 2003 compared to Fiscal year Ended February 28, 2002

Results of Operations

During fiscal 2003, we received no revenues from operations as compared to $1,078 revenues in 2002.

Administrative expenses in 2003 totaled $226,000 as compared to $416,000 in 2002. The expenses decreased from the prior year due to the inactivity of the Company. There were no financing costs compared to $25,000 in 2002. There was a foreign exchange gain of $34,000 compared to a foreign exchange loss of $4,000 in 2002. There was no interest on convertible debentures as compared to $7,000 in 2002. Office, rent and telephone totaled $13,000 compared to $25,000 in 2002. Professional fees totaled $16,000 compared to $71,000 in 2002. In 2002, we wrote off obsolete inventory of $49,000. We also incurred an imputed interest charge of $90,500 compared to $115,000 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital.

In 2003 we recorded an option payment of $80,000 which represented the 200,000 shares we received pursuant to the joint venture agreement with Teryl Resources Corp. In 2003 we issued 3,000,000 shares to purchase a license from Mailprotek.com. The license value was valued at $238,000 but Mailprotek.com’s was $25,000 which resulted in a deemed dividend of $213,800.

B.            LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately $50,000 per year and that he is capable of arranging for such funding and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

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

Liquidity

Fiscal Year Ended February 28, 2005 compared to Fiscal year Ended February 28, 2004

During 2005 we financed our operations by the issue of 4,543,110 common shares for cash proceeds of $908,195. This consists of the issue of 4,205,610 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $860,089 after issue costs, the issue of 87,500 common shares pursuant to the exercise of stock options for cash proceeds of $10,606, and the issue of 250,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $37,500.

During 2005, we spent $665,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2005 as compared to $154,000 the year ended February 28, 2004.

Our cash position has increased by $247,000 to $398,000 and our working capital as at February 28, 2005 was $98,000.

Fiscal Year Ended February 28, 2004 compared to Fiscal year Ended February 28, 2003

Liquidity

During 2004 we financed our operations and received $479,000 by:

(i)	receiving financial support from companies affiliated with the President of the Company in the amount of $179,000. These amounts are unsecured, non-interest bearing and due on demand;

(ii)	issuing shares for $301,000.

During 2004, we spent $154,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 29, 2004 as compared to $144,000 the Year Ended February 28, 2003.

Our cash position has increased by $141,000 to $152,000 and our working capital deficit, as at February 29, 2004 was $92,000.

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

Our cash position increased by $8,000 to $11,000 and our working capital deficit, as at February 28, 2003 was $514,000.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 28, 2003, February 29, 2004 and February 28, 2005 amount to $63,729, $nil and $nil respectively. We do not hold any patents, trademarks or copyrights.

D.            TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on our ability to raise capital and those other general economic items.

E.            OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 28, 2005.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	$555,000 and 200,000 shares	-	$555,000 and 200,000 shares	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations	$28,395	$25,918	$2,477	-	-
Purchase Obligations	$25,000	$25,000	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	$608,395 and 200,000 shares	$50,918	$557,477 and 200,000 shares	-	-

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
TY, BC, Canada	2005	$ -	$ -	50,000
	2006	$ -	$ -	-
ORO, BC, Canada	2005	$ -	$ -	-
	2006	$ -	$ -	-
BLN Gold Property, Hebei Province, China	2005- 2006	$55,000	$500,000	150,000

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

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 28, 2005, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 28, 2005.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, CEO and Chairman of the Board and Director, and Director of Subsidiary	Annual Shareholders Meeting in 2003	3/05/79
Jennifer Lorette	Director	Annual Shareholders Meeting in 2003	6/01/94
Susanne Robertson	Director	Annual Shareholders Meeting in 2003	8/28/02
Monique van Oord	Chief Financial Officer and Corporate Secretary	Annual Shareholders Meeting in 2004	8/16/04

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

Monique van Oord – Ms. van Oord was elected a director of the Company in August 2004. She is the Company’s Chief Financial Officer and Secretary. She is also a director of Teryl Resources Corp. Ms. van Oord is a citizen and resident of Canada.

B.            COMPENSATION

For the fiscal year ended February 29, 2005 the Company and its subsidiaries paid $48,000 in compensation to directors, officers and related companies as a group. This amount was not paid, but was accrued.

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

During the fiscal year ended February 28, 2005 stock options were granted on a total of 900,000 common shares pursuant to stock option plans, 87,500 options were exercised and 800,000 options were cancelled (expired)(see Note 9 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 3,562,500. All exercise prices are US dollars. Of those, 1,987,500 are exercisable at $0.10 expiring on dates ranging from February 21, 2008 to October 20, 2008. 300,000 options are exercisable at $0.18 and expire on September 17, 2007, 225,000 are exercisable at $0.30 expiring between June 9, 2006 and April 22, 2009, and 50,000 options are exercisable at $0.20 and expire on November 9, 2009. 1,000,000 options are exercisable at $0.05 and expire on April 1, 2006. Please see Note 8 to the financial statements.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (US $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2008
Jennifer Lorette	150,000	$0.10	February 21, 2008
Monique van Oord	50,000	$0.30	April 22, 2009
Monique van Oord	25,000	$0.10	February 21, 2008
Susanne Robertson	300,000	$0.10	February 25, 2008
TOTAL HELD AS A GROUP:	1,525,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
James Vandeberg	100,000	$0.10US	February 21, 2008
Bruce Bragagnolo	50,000	$0.10US	February 25, 2008
James Kerr	100,000	$0.10US	February 25, 2008
Arnie Winrob	37,500	$0.10US	February 25, 2008
James Kerr	100,000	$0.10US	September 17, 2008
Peter Zihlmann	125,000	$0.10US	October 20, 2008
Jillian Thow	300,000	US$0.18	Sept. 17, 2007
Arnie Winrob	25,000	US$0.30	April 22, 2009
Wazmakay Charlwood	150,000	US$0.30	June 9, 2006
Jagdish Singh	25,000	US$0.20	November 9, 2009
Cindy Broad	25,000	US$0.20	November 9, 2009
Hal Clark	1,000,000	US$0.05	April 1, 2006
TOTAL HELD AS A GROUP:	2,037,500

C.            BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consist of Monique van Oord, Susanne Robertson and Jennifer Lorette.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.            EMPLOYEES

We employed no employees during any of the years ended February 28, 2005, February 29, 2004 and February 28, 2003. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.            SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 23, 2005:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	2,309,656(2)	3.56%
Jennifer Lorette	258,100(3)	*
Monique van Oord	60,000(4)	*
Susanne Robertson	7,673,408	11.81%

(1)	as at June 23, 2005, there were 64,951,523 issued and outstanding common shares.
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

(3)	Includes 150,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)	Includes 50,000 options that are currently exercisable. Ms. van Oord’s address is the same as the Company’s.
(5)	includes 6,587,158 shares registered in the name of SMR Investments Ltd., and 300,000 options that are currently exercisable. Ms. Robertson's address is the same as the Company’s.

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to Item 6.B above “ Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

As of June 23, 2005, 64,951,523 Common Shares were outstanding. At such date, we are aware of one shareholder who owns 5% or greater of the voting shares of the Company. Sue Robertson, our director, owns 7,373,408 of our issued and outstanding common shares. Of these, 6,587,158 shares are registered in the name of SMR Investments Ltd., a corporate controlled by Ms. Robertson. Mrs. Robertson does not have any different voting rights.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of the Company.

B.            RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2005, 2004 and 2003, and rent of $6,000 in each of fiscal years 2005, 2004 and 2003. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2005, 2004 and 2003.

We had related party advances outstanding of $188,156 at the February 2005 year-end, compared to $230,630 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

Also refer to “Liquidity and Capital Resources” regarding the "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations" by John Robertson.

C.            INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See page F-1 to F-20 following Item 19.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2005	$0.35	$0.12	$0.19
2004	$0.455	$0.04	$0.30
2003	$0.094	$0.011	$ 0.07
2002	$0.14	$0.01	$0.013
2001	$4.375	$ 0.09375	$0.09375
2000	$3.625	$ 0.08	$2.875

The following table shows the quarterly high and low closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2005 Q4 2/28/05	$0.35	$ 0.12	$0.19
Q3 11/30/04	0.20	0.12	0.185	6,986,354
Q2 8/31/04	0.24	0.12	0.19	10,631,057
Q1 5/31/04*	$0.35	$0.20	$0.21	12,924,713
2004 Q1 5/31/03*	$0.08	$0.04	$0.05	5,055,400
Q2 8/31/03*	$0.10	$0.04	$0.077	9,792,900
Q3 11/30/03*	$0.28	$0.053	$0.265	26,849,789
Q4 2/29/04*	$0.45	$0.20	$0.30	32,438,989
________________
*Prices in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2005, May	$0.13	$0.10
2005, April	$0.185	$0.10
2005, March	$0.23	$0.17
2005, February	$0.23	$0.15
2005, January	$0.22	$0.165
2004, December	$0.295	$0.16

________
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

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”) , which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 11, 2004.

Concurrent with the completion of the Transition, we were required in accordance with the BCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into our Notice of Articles, which replaced the existing Memorandum . The Company is a “pre-existing company” under the BCA (that is, a company in existence at the time the BCA came into force). The Pre-Existing Company Provisions provide our company with certain default provisions in case certain provisions which are required to be included in the Articles under the BCA are not included in our Articles.

We filed our Notice of Articles with the Registrar of Companies which contains basic information relating to the Company, including our name, the particulars of the directors and the authorized capital. This was a mandatory requirement for transition to the BCA.

On August 16, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution that the Notice of Articles, once filed, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia); and delete and replace our Articles in their entirety and no longer apply to Linux Gold Corp.

The New Articles, among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions.

Our Incorporation Number is BC0187279. Our Articles do not restrict the nature of the business that may be carried on by the Company.

C.            MATERIAL CONTRACTS

During the past two years ended February 28, 2005 and February 29, 2004, we entered into the following material contracts.

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

As consideration for this transaction Linux paid Mr. Skoda $10,000 and issued 75,000 shares for completion of Phases I and II and has issued a further 25,000 shares upon completion of Phase III.

Edward Skoda Purchase Agreement – TY Gold Property

On May 1, 2003 Mr. Skoda sold his rights, title and interest in and to the TY Gold, TY Gold 2 & 3 Mineral Claims situated in the Lillooet Mining Division, B.C., subject to a 2% net smelter return interest.

As consideration for this transaction Linux paid Mr. Skoda $10,000 and issued 100,000 shares upon signing the agreement. Linux agreed to pay Mr. Skoda $10,000 for completion of Phase I, which has been paid); $10,000 upon completion of Phase II and will issue a further 50,000 shares upon completion of Phase III, but in any event, no later than December 1, 2005.

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

              On November 4, 2002, we amended the March 5, 2002 agreement with Teryl Resources Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the US$500,000 expenditures.

              In March 2005, the joint venture agreement was extended until March 5, 2007. Other than the extension, all other terms remain the same. Subject to regulatory approval, Teryl shall issue 100,000 shares of its common stock to Linux Gold Corp. as consideration for the extension.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 was effective for our fiscal year beginning March 1, 2004. The Company believes that it does not have any material exposure to interest or commodity risks. The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt. Because we are not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on our financial position or results of operations.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.            USE OF PROCEEDS.

Not applicable

ITEM 15.            CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting.

There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Registrant's internal controls requiring corrective actions.

ITEM 16.          [Reserved]

ITEM 16A.       Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2005, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Manning Elliott Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.       Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2005.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.       Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)
	2005	2004
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	US$16,500	US$12,000

(b) Audit-Related Fees (eg. review of Form 20-F)	$nil	$nil

(c) Tax Fees	$500	$500

(d) All Other Fees	$nil	$nil

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

Report of Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)

4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(7)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(7)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(7)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(7)
14.1	Consent of Independent Auditors	(7)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2004
(7)	attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated: August 22, 2005	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director

LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations and deficit, and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 in accordance with generally accepted accounting principles used in the United States.

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

/s/ "Manning Elliott"

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 15, 2005

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	February 28
	2005	2004
		(Restated -
		Note 12)
ASSETS
Current
Cash and cash equivalents	$398,433	$151,832
Amounts receivable	49,550	7,569
Marketable securities	70,000	124,000
Prepaid expenses and deposits	6,200	33,209
Total Current Assets	524,183	316,610
Property and Equipment (Note 3)	20,525	6,000

Total Assets	$544,708	$322,610

LIABILITIES
Current
Accounts payable	$100,868	$115,146
Accrued liabilities	32,395	14,758
Accrued liabilities to related parties (Note 6(a))	104,560	48,000
Due to related parties (Note 6(b))	188,156	230,630
Total Liabilities	425,979	408,534

Commitments (Note 11)
Subsequent Events (Note 15)

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock (Note 7)
Authorized:
200,000,000 common shares without par value

Issued:
64,951,523 common shares at February 28, 2005 and
60,283,413 at February 29, 2004	8,044,675	7,091,095

Additional Paid-in Capital (Note 7(i))	213,659	101,507

Donated Capital (Note 6(b))	263,473	228,460

Accumulated Other Comprehensive Income (Loss)	(10,000)	44,000

Deficit Accumulated During the Exploration Stage	(8,393,078)	(7,550,986)
Total Stockholders' Equity (Deficit)	118,729	(85,924)

Total Liabilities and Stockholders' Equity (Deficit)	$544,708	$322,610

Approved on Behalf of the Board:

"John Robertson"	"Jennifer Lorette"
John Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)

		Years Ended
	February 28,	February 29,	February 28,
	2005	2004	2003

Revenue	$-	$-	$-

General and Administrative Expenses
Amortization of property and equipment	5,346	-	7,449
Amortization of discount on convertible debentures	30,152	30,150	30,150
Consulting and subcontract (1)	233,789	173,555	17,392
Filing and regulatory fees	26,103	26,113	11,998
Foreign exchange	6,877	(38,254)	(33,854)
Imputed interest (Note 6(b))	35,013	22,960	90,500
Investor relations	-	-	5,895
Management and directors' fees (Note 6(a))	42,250	43,500	42,000
Office, rent and telephone (Note 6(a))	199,522	64,839	13,448
Professional fees	42,235	27,662	15,967
Travel	39,750	3,902	100
Less: Interest income	(1,858)	(624)	(45)
	659,179	353,803	201,000

Natural Resources
Exploration costs	137,342	61,298	4,020
Mineral claims acquisition costs	45,571	60,346	60,346
Less: Option payments	-	-	(80,000)
	182,913	121,644	(75,980)

Loss from Continuing Operations	(842,092)	(475,447)	(125,020)

Income (Loss) from Discontinued Operations	-	369,213	(25,000)

Net Loss for the Year	(842,092)	(106,234)	(150,020)

Deficit, Beginning of Year	(7,550,986)	(7,444,752)	(7,080,932)

Deemed Dividend (Note 6(a) (iv))	-	-	(213,800)

Deficit, End of Year	$(8,393,078)	$(7,550,986)	$(7,444,752)

Basic and Diluted Loss Per Share
- From continuing operations	$(0.01)	$(0.01)	$-
- From discontinued operations	-	0.01	-

	$(0.01)	$-	$-

Weighted Average Number Of Shares Outstanding	61,345,000	58,664,000	40,968,000

(1) Stock-based compensation is included in the
following:
Consulting and subcontract	$82,000	$100,000	$-
Office, rent and telephone	-	19,200	-
Mineral claims acquisition costs	22,000	17,500	-

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

		Years Ended
	February 28,	February 29,	February 28,
	2005	2004	2003

Cash Flows To Operating Activities
Net loss for the year	$(842,092)	$(106,234)	$(150,020)

Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization of property and equipment	5,346	-	7,449
Amortization of discount on convertible debentures	30,152	30,150	30,150
Imputed interest	35,013	22,960	90,500
Stock-based compensation	82,000	-	-
Shares received for option payment	-	-	(80,000)
Shares issued for services	-	100,000	-
Shares issued for mineral properties	22,000	17,500	-
Shares issued for settlement of rent obligation	-	19,200	-
License written off	-	-	25,000
Write-off of subsidiary's accounts payable	-	(369,213)	-
Changes in operating assets and liabilities
Accounts receivable	(41,981)	(5,986)	(774)
Prepaid expenses	27,009	(33,209)	-
Accounts payable and accrued liabilities	3,359	(55,777)	(66,096)
Accrued liabilities to related parties	56,560	48,000	-
Advances from (repayments to) related parties	(42,474)	178,574	84,445

Net Cash Used In Operating Activities	(665,108)	(154,035)	(59,346)

Cash Flows To Investing Activities
Purchase of property and equipment	(19,871)	(6,000)	-

Net Cash Used In Investing Activities	(19,871)	(6,000)	-

Cash Flows From Financing Activities
Common stock issued	931,580	300,733	67,500

Net Cash Provided by Financing Activities	931,580	300,733	67,500

Increase in Cash and Cash Equivalents	246,601	140,698	8,154

Cash and Cash Equivalents, Beginning of Year	151,832	11,134	2,980

Cash and Cash Equivalents, End of Year	$398,433	$151,832	$11,134

SUPPLEMENTAL DISCLOSURES

Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 10)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol "LNXGF".

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company now plans to conduct mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the exploration stage and equity financing is required to provide working capital and to meet exploration commitments. As a result of the uncertainty that is typical in an exploration stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company's ability to continue as going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company's interest in the underlying properties, and the attainment of profitable operations. These consolidated financial statements have been prepared on a going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles. See Note 14 for a reconciliation of U.S. and Canadian generally accepted accounting principles. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 "Accounting and Reporting by Development Stage Enterprises". These financial statements include the accounts of the Company and its inactive wholly-owned U.S. subsidiary, LinuxWizardry, Inc.

	b)	Foreign Currency Translation

The company's functional and reporting currency is the Canadian dollar. The financial statements of the Company are translated to Canadian dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation". Foreign currency transactions are primarily undertaken in U.S. dollars. Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Basic and Diluted Net Income (Loss) Per Share

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

	e)	Stock based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires that stock awards granted subsequently to January 1, 1995, be recognized as compensation expense based on fair market value at the date of grant. Alternatively, a company may account for granted stock awards to employees under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and disclose pro forma income amounts, which would have resulted from recognizing such awards at the fair market value. The company has elected to account for stock-based compensation for employees under APB No. 25 and make the required pro forma disclosures for compensation expense in accordance with SFAS No. 123. The Company accounts for stock issued for services to non-employees in accordance with SFAS No. 123. Compensation expense is based on the fair market value for stock award or fair market value of the goods and services received, whichever is more reliably measurable.

The options are granted for services provided to the Company. The fair value of the employee's purchase rights under SFAS 123 was estimated using the Black-Scholes model with the following weighted average assumptions:

		Year ended
	February 28,	February 29,	February 28,
	2005	2004	2003
	$	$	$

Risk-free interest rate	3.38%	5.80%	5.80%
Expected volatility	154%	50%	50%
Expected dividends	-	-	-
Expected option life (in years)	3	0.50	0.50

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for the years ended February 28, 2005, 2004 and 2003 would have been as follows:

		Year ended
	February 28,	February 29,	February 28,
	2005	2004	2003
	$	$	$

Net loss - as reported	(842,092)	(106,234)	(150,020)
Add: Stock-based compensation expense included in net loss
- as reported	82,000	-	-
Deduct: Stock-based compensation expense determined
under fair value method	(96,000)	(9,186)	(125)

Net loss - pro forma	(856,092)	(115,420)	(150,145)

Net loss per share (basic and diluted) - as reported	(0.01)	-	-
Net loss per share (basic and diluted) - pro forma	(0.01)	-	-

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Mineral Property Costs

The Company has been in the exploration stage since February 20, 2003 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operation as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

	g)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	h)	Discount on Convertible Debentures

The discount on convertible debentures issued in prior fiscal years is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

	i)	Long-lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	j)	Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity, net of applicable taxes and other adjustments. The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

	k)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 "Accounting for Income Taxes" as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	m)	Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2005 and February 29, 2004, the Company's only component of comprehensive loss was unrealized holding gains and losses on available for sale securities.

	February 28,	February 29,	February 28,
	2005	2004	2003
Net loss for the year	$(842,092)	$(106,234)	$(150,020)
Other comprehensive income (loss)	$-	$-	$-
Unrealized holding gain (loss) on investments	(54,000)	34,000	10,000
Comprehensive loss for the year	$(896,092)	$(72,234)	$(140,020)

n)	Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining balance basis at 20% per annum, computer equipment is amortized on a straight-line basis over three years, and the vehicle is amortized on a declining balance basis at 30% per annum.

o)	Financial Instruments

Financial instruments, which include cash, amounts receivable, marketable securities, accounts payable, accrued liabilities, and due to related parties, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations in Canada and China and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

p)	Concentration of Risk

The Company maintains its cash account in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company's cash accounts are mainly two uninsured business checking accounts maintained in U.S. and Canadian dollars, which totaled $398,433 on February 28, 2005. At February 28, 2005 the Company has not engaged in any transactions that would be considered derivative instruments on hedging activities.

q)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	q)	Recent Accounting Pronouncements (continued)

In December 2004, FASB issued SFAS No. 123R, "Share Based Payment" which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

FASB has also issued SFAS No. 151 and No. 152 but they will not have any relationship to the operations of the Company therefore a description and its impact for each on the Company's operations and financial position have not been disclosed.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

3.	PROPERTY AND EQUIPMENT

			February 28,	February 29,
			2005	2004
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	25,021	18,323	6,698	6,000
Office furniture	1,408	782	626	-
Vehicle	15,531	2,330	13,201	-

	41,960	21,436	20,525	6,000

4.	MINERAL PROPERTIES

	a)	Alaska Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. ("Teryl") (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. Refer to Note 15(a). The Company has completed an amended agreement with Teryl to extend the option period for an additional 2 years in consideration for 100,000 treasury shares of Teryl.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

	b)	British Columbia Mineral Properties

		i.	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company must pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement (paid), $5,000 on or before June 1, 2003 (paid); $10,000 upon completion of Phase 1, no later than December 1, 2003 (paid); and $10,000 upon completion of Phase II, no later than December 1, 2004 (paid subsequently to year end).

			b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

			c.	The vendor will retain a 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

		ii.	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in BritishColumbia under the following terms and conditions:

			a.	The Company paid $10,000 and issued 100,000 common shares.

			b.	The vendor will retain a 2% net smelter return interest ("NSR"). The Company may purchase theNSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company has entered into a trust agreement with the President stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

	c)	China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company ("BLN Gold") of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

		i.	pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater.

		ii.	issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders' fee.

		iii.	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

		British
	Alaska	Columbia	China	Total
	Mineral	Mineral	Mineral	February 28,
	Property	Properties	Property	2005

Exploration and development costs:
Field supplies and other	$99	$-	$5,901	$6,000
Assaying	-	1,059	7,603	8,662
Staking and recording fees	2,264	4,066	26,602	32,932
Geological consulting	-	4,560	46,555	51,115
Travel	-	-	27,796	27,796

	2,363	9,685	114,457	126,505

Acquisition costs	1,023	16,385	39,000	56,408

Incurred during the year	$3,386	$26,070	$153,457	$182,913

5.	PETROLEUM PROPERTIES

The Company owns a 1.277% net working interest in one well in Fayette County, Texas, which has been capped and is no longer in production. The Company wrote off its carrying costs in fiscal 2004.

6.	RELATED PARTY TRANSACTIONS

	a)	All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions. The Company incurred the following transactions during the year:

i.

Pursuant to a management services agreement, the Company paid management fees of $30,000 (2004 - $30,000), and rent of $6,000 (2004 - $6,000) to a company controlled by the President of the Company. These amounts have been included in accrued liabilities at February 28, 2005.

		ii.	The Company paid a director's fee of $12,000 (2004 - $12,000) to the President of the Company. This amount is included in accrued liabilities at February 28, 2005.

		iii.	Refer to Note 4(a) for a joint venture agreement with a related company.

iv.

On November 28, 2002, the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). The market value of the shares was $238,800 but the asset was recorded at the transferor's cost of $25,000. The difference was recorded as a deemed dividend.

		v.	Refer to Note 4(c) for ownership of mineral claims.

vi.

At February 28, 2005, the Company is indebted to the President of the Company in the amount of $104,560 (2004 - $48,000), representing unpaid management fees, director's fees, rent and expenses incurred on behalf of the Company. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $35,013 (2004 - $22,960) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

6.	RELATED PARTY TRANSACTIONS (continued)

	February 29	Advances/	February 28
	2004	(Repayments)	2005

394754 B.C. Ltd.	$(1,580)	$1,580	$-
Access Information Services, Inc.	45,787	2,500	48,287
IAS Communications Inc.	(3,151)	-	(3,151)
Imaging Technologies Inc.	(4,587)	4,587	-
Information Highway.com, Inc.	900	(900)	-
JGR Petroleum, Inc.	64,599	-	64,599
John Robertson, President and CEO	31,906	(31,906)	-
Rainbow Network	53,662	6,139	59,801
Rand Energy	16,783	(16,783)	-
Reg Technologies Inc.	(13,498)	13,498	-
REGI U.S., Inc.	(38)	-	(38)
SMR Investments Ltd.	21,951	(3,293)	18,658
Pavlik Travel Services Ltd.	1,762	(1,762)	-
Teryl Resources Corp.	9,726	(9,726)	-
Robertson Family Trust	6,408	(6,408)	-

	$230,630	$(42,474)	$188,156

7.	COMMON STOCK

Authorized:

200,000,000 common shares without par value.

Issued:

	NUMBER OF
	SHARES	AMOUNT

Balance, February 28, 2003	57,458,413	$6,653,662

Issued during the year:
Pursuant to mineral property option agreements (Note 4(b))	175,000	17,500
For services rendered	1,000,000	100,000
For settlement of rent obligation	200,000	19,200
For cash by exercise of options	150,000	19,812
For cash by exercise of warrants	1,300,000	280,922

Balance, February 29, 2004	60,283,413	7,091,096

Issued during the year:
Pursuant to mineral property option agreements (Note 4(b) and (c))	125,000	45,384
For cash by private placements, net of issue costs	4,205,610	860,089
For cash by exercise of options	87,500	10,606
For cash by exercise of warrants	250,000	37,500

Balance, February 28, 2005	64,951,523	$8,044,675

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (continued)

	a)	During the year ended February 28, 2005, the Company issued 25,000 common shares at a value of $0.19 per share pursuant to the mineral property option agreement referred to in Note 4(b).

b)

During the year ended February 28, 2005, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares at a value of $0.39 as a finder's fee pursuant to the mineral property option agreement referred to in Note 4(c).

c)

During the year ended February 28, 2005, the Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of $620,850 (US$500,000) before issue costs of $2,185. Each unit consisted of one common share and one warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.18 per share for a two year period. The Company issued 208,333 shares as a finder's fee in connection with this private placement offering.

d)

During the year ended February 28, 2005, the Company completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of $241,424 (US$182,925). Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.20 per share in the first year and US$0.25 per share in the second year.

e)

During the year ended February 29, 2004, the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a one year period.

	f)	During the year ended February 29, 2004, the Company issued 175,000 common shares at a value of $0.10 pursuant to the mineral property option agreements referred to in Note 4(c).

g)

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

	h)	The Company issued 200,000 shares to settle a prior year's rental agreement.

i)

Additional paid-in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures, and the fair value of stock options granted to consultants.

	February 28,	February 29,
	2005	2004
Market value of warrants	$150,750	$150,750
Discount on convertible debentures accreted to operations over the
life of the warrants being five years to October 18, 2005	(19,091)	(49,243)
Net carrying value	131,659	101,507
Stock-based compensation	82,000	-
	$213,659	$101,507

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

8.	WARRANTS

A summary of the changes in the Company's share purchase warrants is presented below:

	February 28, 2005		February 29, 2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	863,500	US$ 0.33	851,000	US$ 0.23
Granted	3,387,527	US$ 0.18	437,500	US$ 0.20
Exercised	(250,000)	CDN$ (0.15)	(425,000)	CDN$ (0.12)
Forfeited / Expired	(437,500)	US$ (0.20)	-	-

Balance, end of year	3,563,527	US$ 0.21	863,500	US$ 0.33

9.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. A summary of the changes in the Company's common share purchase options is presented below:

	February 28, 2005		February 29, 2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	3,575,000	US$ 0.09	3,375,000	US$ 0.09
Granted	900,000	US$ 0.22	350,000	US$ 0.10
Exercised	(87,500)	US$ (0.10)	(150,000)	US$ (0.10)
Forfeited / Expired	(800,000)	US$ (0.14)	-	-

Balance, end of year	3,587,500	US$ 0.11	3,575,000	US$ 0.09

Additional information regarding options outstanding as at February 28, 2005 is as follows:

		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise prices	shares	life (years)	price	shares	price

US$ 0.00 - $ 0.10	2,987,500	2.57	US$ 0.08	2,987,500	US$ 0.08
US$ 0.11 - $ 0.20	375,000	3.00	US$ 0.18	375,000	US$ 0.18
US$ 0.21 - $ 0.30	225,000	2.28	US$ 0.30	225,000	US$ 0.30

	3,587,500	2.60	US$ 0.11	3,587,500	US$ 0.11

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

10.	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended February 28, 2005:

	i.	25,000 common shares were issued with a fair value of $4,750 as part consideration under the mineral property option agreements described in Note 4(b).

	ii.	50,000 common shares were issued with a fair market value of $19,500 as part consideration under the mineral property option agreement described in Note 4(c).

	iii.	50,000 common shares were issued with a fair market value of $19,500 for finder's fees under the mineral property option agreement described in Note 4(c).

	iv.	208,333 common shares were issued for finder's fees for a private placement offering (Note 7 (c)).

During the year ended February 29, 2004:

	i.	175,000 common shares were issued with a fair value of $17,500 as part consideration under the mineral property option agreements described in Note 4(b).

	ii.	1,000,000 common shares were issued with a fair value of $100,000 pursuant to a consulting agreement (Note 7(g)).

	iii.	200,000 common shares were issued with a fair value of $19,200 in settlement of a previous rental agreement (Note 7(h)).

During the year ended February 28, 2003:

	i.	19,295,567 common shares were issued with a fair value of $964,778 to settle debt.

	ii.	3,000,000 common shares were issued with a fair value of $238,800 to purchase a license described in Note 6(a) (iv).

11. COMMITMENTS

(a)

The Company entered into a consulting agreement dated January 1, 2005 for a term of one year to pay consulting fees of US$5,000 per month for the first two months, and US$2,500 per month for the remainder of the term.

(b)

The Company entered into a two year lease agreement to rent office space commencing April 1, 2004. Basic annual rent is $15,270 with three months free basic rent in each of the two years over the term of the lease. The future commitment is as follows:

	2006	2007
Basic rent	$11,452	$1,272
Property taxes and operating expenses	14,466	1,205
	$25,918	$2,477

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

12.	RESTATEMENT

The consolidated balance sheet as at February 29, 2004 has been restated to reflect the correction in accounting for the unrealized holding gains and losses in marketable securities, which is recognized in other comprehensive income. Accordingly, the carrying value of marketable securities as at February 29, 2004 increased by $44,000, with a corresponding increase in accumulated other comprehensive income of $44,000.

	February 29,		February 29,
	2004		2004
	(As Reported)	Adjustments	(As Restated)
	$	$	$
Balance Sheet
Marketable securities	80,000	44,000	124,000
Comprehensive Income
Unrealized holding (loss) gain on investments	-	44,000	44,000

There was no change to the net loss or basic and diluted loss per share.

13.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 "Accounting for Income Taxes" as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

Year of		Year of
Loss	Amount	Expiration

1999	$114,000	2006
2000	164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010
2004	347,000	2011
2005	589,000	2015

	$2,704,000

Pursuant to SFAS 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

13.	INCOME TAXES (continued)

The components of the net deferred tax asset at the end of February 28, 2005 and 2004, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	February 28,		February 29,
	2005		2004
Non-capital losses accumulated	$2,704,000		$2,214,000
Statutory tax rate	36%		36%
Effective tax rate	$-	$
Deferred tax asset	973,000		797,000
Valuation allowance	(973,000)		(797,000)
Net deferred tax asset	$-		$-

The Company also has a Canadian net capital loss of $2,773,000 which is a result of writing off its investment in its U.S. subsidiary. This loss can be used to offset future year's taxable gains and has no expiry. The Company has U.S. net operating losses of approximately US$1,320,000. These losses expire between 2015 and 2017 and can only be used against taxable U.S. income.

14.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP" and "Canadian GAAP")

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following summarizes the significant differences between US GAAP and Canadian GAAP:

Stock based compensation

As described in Note 9, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, SFAS No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis. For Canadian GAAP purposes, the Company is required to recognize the fair value of all stock options and all other forms of stock-based compensation in the determination of income.

Comprehensive Income (Loss)

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings which, for the Company, comprises currency translation adjustments. Under Canadian GAAP, there is no requirement to report comprehensive income.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("Canadian GAAP" and "US GAAP") (Continued)

If compensation expense had been determined in accordance with Canadian GAAP, the Company's net loss and net loss per share for fiscal 2005, 2004 and 2003 would have been as follows:

		Year ended
	February 28,	February 29,	February 28,
	2005	2004	2003
	$	$	$

Net loss - as reported under US GAAP	(842,092)	(106,234)	(150,020)
Add: Stock-based compensation expense included in net loss -
as reported	82,000	-	-
Deduct: Stock-based compensation expense determined
under fair value method	(96,000)	(9,186)	(125)

Net loss - as reported under Canadian GAAP	(856,092)	(115,420)	(150,145)

Net loss per share (basic and diluted)
- as reported under US GAAP	(0.01)	-	-

Net loss per share (basic and diluted)
- as reported under Canadian GAAP	(0.01)	-	-

	February 28,	February 28,
	2005	2004
	$	$
Marketable securities:
- As reported under US GAAP	70,000	124,000
- Less: unrealized holding gains and losses	10,000	(44,000)
- As reported under Canadian GAAP	80,000	80,000
Total Assets - as reported under US GAAP	539,922	322,610
- Less: unrealized holding gains and losses	10,000	(44,000)
Total Assets - as reported under Canadian GAAP	549,922	278,610
Accumulated Other Comprehensive Income (Loss):
- As reported under US GAAP	(10,000)	44,000
- Less: Foreign currency translation	10,000	(44,000)
- As reported under Canadian GAAP	-	-

Total Liabilities and Stockholders' Deficit - as reported under US GAAP	539,922	322,610
- Less: Accumulated Other Comprehensive Income (Loss)	10,000	(44,000)
- As reported under Canadian GAAP	549,922	278,610

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

15.	SUBSEQUENT EVENTS

(a)

The Company entered into an amending agreement with Teryl to extend the term of the original Fish Creek Claims agreement until March 7, 2007. Teryl will issue 100,000 common shares to the Company, and also agrees to expend a minimum of US$500,000 within two years from the date of this amending agreement.

All other terms of the original agreement remain the same.

	(b)	The Company staked three claim blocks consisting of a total of 148 mining claims located in the State of Alaska.