Form 20-F/A
period 2005-02-28
LINUX GOLD CORP
filed 2005-11-01
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
AMENDMENT NO. 1

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
   Item 17. ☐    Item 18. ☒

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein alluvial: A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold rsenopyrite: A major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity assay – a precise and accurate analysis of the metal contents in an ore or rock sample

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

feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production fracture: The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress gm/mt or gpt - grams per metric tonne.

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

opt – troy ounces per short ton

placer: A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

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

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

Exploration and Development Risks. There is no assurance given by the Company that our exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Registrant’s properties have defined ore bodies with reserves and resources, and the proposed exploration programs are an exploratory search for ore. There is no assurance that our mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The probability of an individual prospect ever having “reserves” and being commercially viable is extremely remote, and, in all probability, our properties do not contain any reserves, and any funds spent on exploration will probably not be recovered. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. We have relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, we may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

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

B.            BUSINESS OVERVIEW

Nature of the Company’s Operations

Mineral Properties

Fish Creek Claims, Alaska

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

If we complete our current exploration programs and if we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve on any of our properties.

We will seek equity financing to provide working capital and to meet exploration commitments on all our properties.

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

The following map shows the location of and access to our property.

In September 2002, we received confirmation that the original 30 State of Alaska mining claims comprising the Fish Creek property had been successfully converted to a State Upland Mining Lease.. The main advantage of the Upland Mining Lease is that any past or future claim ownership disputes have been eliminated. This mining lease clearly delineates Linux Gold’s holdings and assures the companies tenure to the claims and any mineral discovered or mined therefrom.

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

At least one hole targeted a coincident magnetic high on the left limit (northwest side) bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10 in gold per cubic yard of gravel (gold price used unknown). All of the holes that intersect gravel were analyzed for alluvial gold as well as lode gold.

17 -

The second target to be tested was the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole had reached the gravel-bedrock interface, drilling extended 50 to 100 feet into bedrock to determine its potential for lode mineralization. The rig geologist was on-site full-time to determine when each drill hole should be terminated.

Samples were collected on five-foot centers, bagged on-site and shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks, Alaska. All samples were analyzed for gold via fire assay techniques plus a multi-element suite via inductively coupled plasma – mass spectrography (ICP-MS) methods.

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

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (southeast) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. This program was an orientation survey to test the right limit bench of Fish Creek for a suspected buried placer gold-bearing channel. High grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. Magnetic surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. A program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

In May, 2004 we commenced a closely spaced magnetic survey over the previous magnetic targets that were discovered in 2003 . The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel

In July 2004 a total of 20 soil samples were collected near Odden Creek with a hand held power auger to depths from 2 to 7.5 feet. These holes were placed on a grid pattern with hole spacings of 200 feet to test for metal anomalies and to examine bedrock chips in proximity to intrusive colluvium found on the surface. Several groupings of holes were weakly anomalous in gold pathfinder elements and identified as prospective lode gold targets. Total cost of this program was $1,800.

In September and October 2004 a 22 hole (1,506 feet) reverse circulation drilling program was completed on the property. Twenty holes were drilled on two widely spaced lines to test the placer gold potential while two deeper holes were drilled to test an intrusive-related lode gold target (Keener, 2005b). Six of the twenty placer holes returned intervals with gold values in excess of 0.01 ounces of gold per cubic yard. Values ranged from 0.0108 to 0.0629 ounces per cubic yard over widths of 5 to 8 feet. These values suggest potential for commercially viable alluvial gold resources may exist on the Fish Creek project. Total cost of the combined placer and lode drilling program was approximately $54,000.

After completing the placer drilling, two lode gold exploration holes totaling 405 feet of drilling were completed on the south side of Odden Creek. Samples were collected every five feet, but did not result in any significant concentrations of metals or other pathfinder elements. The best values for gold were 0.038 ppm and 0.040 ppm, found in T04RC01 at 195 feet and 200 feet, respectively.

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project. A two phase program has been recommended as follows:

1.	Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.
2	Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

TY Gold Property, Bralorne Mining District, British Columbia

The Ty and ORO properties are located adjacent to one another and roughly 6 miles east of Goldbridge, British Columbia. Access to the property from either Goldbridge (10 km west) or Lillooet (96 km east) is readily gained by way of a gravel highway, which runs along the north side of Carpenter Lake. Since the property is situated close to the coast of British Columbia and lies between 640 and 1040 meters altitude, it has reasonably long, warm summers and short, crisp winters.

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics. It strike N80E and dips vertically. The Beta zone is not explosed over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe. The zone strikes NE/SW and dips 30° - 50° NW. It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slickensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts (ie the Motherlode system of California). This would explain the presence of two intersections in some of the holes. The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay $30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for $1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property. We now have a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz/ton gold. Additional drilling has been recommended by Sampson Engineering Inc. to further explore the Beta zone.

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

In August 2003, we completed a phase I drill program. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core was split and assayed for gold and silver. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone. Based on drill results, a phase II, 3,000 foot diamond drilling program will be recommended to explore the western side of the Beta zone.

On September 2, 2003, we announced that additional units had been staked surrounding the Company’s TY Gold property and in several strategic locations in the Bralorne Mining District. Four diamond drill holes have been completed on the TY Gold property to confirm the high-grade results. Results from the 4 holes are expected in early September.

In September 2003, we continued a second phase of drilling on the TY Gold property. The purpose of the program was to confirm high-grade results encountered by previous drilling on the property.

On November 6, 2003, we announced that diamond drilling results from Holes 3TD-1 through 6. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favorable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill program is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

We will continue exploration work on the TY Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

There currently are no resources or reserves on the Ty property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the previous drilling at Ty was not sufficient to allow estimation of CIM compatible resources or reserves

Additional work on the Ty property will be based on results from the previous exploration programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

Duna Choapa Norte Orebody and La Barca Orebody, Chile

On April 28, 2003, we announced that the Company acquired a non-exclusive option to participate in a 60% interest in two heavy mineral/gold sands deposits in Chile, S.A., subject to a 5% net profit interest. The terms were an option payment of US$600,000 and financing a pilot mill for estimated costs of US$2,000,000. We also agreed to fund a complete 7,200 ton per day production plant within 12 months from the production date of the prototype mill The option agreement has been terminated due to expiration of the option agreement date.

ORO Property, Lillooet Mining Division, British Columbia

The Ty and ORO properties are located adjacent to one another and roughly 6 miles east of Goldbridge, British Columbia. Access to the property from either Goldbridge (10 km west) or Lillooet (96 km east) is readily gained by way of a gravel highway, which runs along the north side of Carpenter Lake. Since the property is situated close to the coast of British Columbia and lies between 640 and 1040 meters altitude, it has reasonably long, warm summers and short, crisp winters.

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics. It strike N80E and dips vertically. The Beta zone is not explosed over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe. The zone strikes NE/SW and dips 30° - 50° NW. It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slikensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts (ie the Motherloade system of California). This would explain the lower intersection in some of the holes. The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

In April 2003, we acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. We have the option to purchase back each 1% NSR return for $1,000,000 prior to production. Several Very Low Frequency – Electromagnetic (VLF-EM) conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins.

The Company has met the terms and conditions of the acquisition agreement by issuing 25,000 of its shares to the vendor during the nine months ended November 30, 2004. This was the final requirement of the purchase agreement. The vendor retains a 2% net smelter return interest.

We will continue exploration work on the ORO Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

There currently are no resources or reserves on the ORO property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

Additional work on the ORO property will be based on results from the previous exploration programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

BLN Gold Property, Hebei Province, China

The Bo Luo Nuo (“BLN”) covers an area of 161km2. It is connected by road to Beijing (about 4 hours drive). The elevation of this mountainous area is between 750-900 meters. The highest point is the peak of Mount Guang Ling which is 1,434 meters high and consists of Mesozoic granite. The climate is cool continental. The maximum annual temperature ranges between 35.7°C and -28.3°C.

BLN is located at the northern edge of the Northern China Platform, which is mainly composed of Archean crystallized basement. The most common rocks in this area are Archean metamorphic rocks including schist, gneiss, granulite, plagioamphibolite, marble, quartzite, and migmatite Locally, the outcrops of the Jurassic sedimentary and volcanic rocks can be seen, which include shale, sandstone, basalt and andesite.

Faults and folds are also well developed in the area. There are three groups of structures in the area. NNE, NNW and EW faults. The former two are the vital ore-host structures in the area.

The strike of the mineralization bodies in the north half part of the BLN is different from that of those in the southern part. The NNW or NW strike of the mineralization bodies in the north appears to have a dip to the NE while the NNE strike of mineralization bodies in the south have a dip to the SE. This may imply that the gold mineralization bodies are controlled by at least two different groups of faults.

The gold mineralization can be divided into two types: brown oxidized mineralizations and primary quartz-sulphide mineralization. The Oxided mineralization mainly consist of gold, quartz, hematite and limonite. Primary mineralization mineral assemblage is mainly gold, quartz cubic pyrite, galena, sphalerite, magnetite, chalcopyrite and chlorite. There is almost no difference about the mineral assemblage of primary mineralization in the various mines in the area.

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

In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone, one of many prospects on the Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004. The Lan Ying has the highest results, with one sample which assayed 11.75 ounces of gold and 5.75 ounces of silver per ton. The average grade from 15 grab? samples on the Ge Di Gou was 23.36 grams per ton. The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium prospect .

The gold zones/veins should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill.

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

In November 2004, we announced that the exploration license for the Dong Gou Gold project has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for this project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, China, covering an area of 161 kilometres.

The Dong Gou Gold project consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the past producing mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of mineralization has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams (? of an ounce) of gold per tonne.

The exploration goal for this property, together with the adjacent Wang Yuan Gold project, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. The sampling program on the Wang Yuan property known gold zones completed and the assays were completed in February 2005.

The term of the license is effective until a production decision is made by the Company.

There currently are no resources or reserves on the BLN property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

Additional work on the BLN property will be based on results from the previous exploration programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

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

Please refer to section 4.B. BUSINESS OVERVIEW, Nature of the Company’s Operations, Mineral Properties for a description of our mineral properties.

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

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.            USE OF PROCEEDS.

Not applicable

ITEM 15.            CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting.

There were no changes in the Registrant's internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

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

Report of Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)

4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(7)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(7)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(7)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(7)
14.1	Consent of Independent Auditors	(7)
99.1	Consent of Curt Freeman	(7)

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

LINUX GOLD CORP.
REGISTRANT

Dated: October 26, 2005	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director

LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations and deficit, cash flows and stockholders’ equity for the period from March 1, 2002 to February 28, 2005 and for the years ended February 28, 2005, February 29, 2004 and February 28, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the period from March 1, 2002 to February 28, 2005 and for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 in accordance with generally accepted accounting principles used in the United States.

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
		(Restated –
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

Commitments (Note 11)
Subsequent Events (Note 15)

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock (Note 7)
Authorized:
200,000,000 common shares without par value

Issued:
64,951,523 common shares at February 28, 2005 and
60,283,413 at February 29, 2004	8,044,675	7,091,095

Additional Paid-in Capital (Note 7(i))	213,659	101,507

Donated Capital (Note 6(b))	263,473	228,460

Accumulated Other Comprehensive Income (Loss)	(10,000)	44,000

Losses Prior to the Exploration Stage	(7,080,932)	(6,294,223)

Deficit Accumulated During the Exploration Stage	(1,312,146)	(1,256,763)
Total Stockholders’ Equity (Deficit)	118,729	(85,924)

Total Liabilities and Stockholders’ Equity (Deficit)	$544,708	$322,610

Approved on Behalf of the Board:

John Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)

	March 1, 2002
	(Date of inception
	of exploration
	stage) to		Years Ended
	February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003
	$	$	$	$

Revenue	–	–	–	–

General and Administrative Expenses
Amortization of property and equipment	12,795	5,346	–	7,449
Amortization of discount on convertible
debentures	90,452	30,152	30,150	30,150
Consulting and subcontract (1)	424,736	233,789	173,555	17,392
Filing and regulatory fees	64,214	26,103	26,113	11,998
Foreign exchange	(65,231)	6,877	(38,254)	(33,854)
Imputed interest (Note 6(b))	148,473	35,013	22,960	90,500
Investor relations	5,895	–	–	5,895
Management and directors’ fees (Note 6(a))	127,750	42,250	43,500	42,000
Office, rent and telephone (Note 6(a)) (1)	277,809	199,522	64,839	13,448
Professional fees	85,864	42,235	27,662	15,967
Travel	43,752	39,750	3,902	100
Write down of obsolete inventory		–	–	–
Less: Interest income	(2,527)	(1,858)	(624)	(45)
	1,213,982	659,179	353,803	201,000

Natural Resources
Exploration costs	198,640	137,342	61,298	–
Mineral claims acquisition costs (1)	109,937	45,571	60,346	4,020
Less: Option payments	(80,000)	–	–	(80,000)
	228,577	182,913	121,644	(75,980)

Loss from Continuing Operations	(1,442,559)	(842,092)	(475,447)	(125,020)

Income (Loss) from Discontinued Operations	344,213	–	369,213	(25,000)
Net Loss for the Year	(1,098,346)	(842,092)	(106,234)	(150,020)

Deficit, Beginning of Year		(7,550,986)	(7,444,752)	(7,080,932)

Deemed Dividend (Note 6(a) (iv))	(213,800)	–	–	(213,800)
Deficit, End of Year	(1,312,146)	(8,393,078)	(7,550,986)	(7,444,752)

Basic and Diluted Loss Per Share
- From continuing operations		(0.01)	(0.01)	–
- From discontinued operations		–	0.01	–
		(0.01)	–	–

Weighted Average Number Of Shares
Outstanding		61,345,000	58,664,000	40,968,000

(1) Stock-based compensation is included in
the following:
Consulting and subcontract	182,000	82,000	100,000	–
Office, rent and telephone	19,200	–	19,200	–
Mineral claims acquisition costs	39,500	22,000	17,500	–

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	March 1, 2002
	(Date of
	inception of
	exploration
	stage) to		Years Ended
	February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003
	$	$	$	$

Cash Flows To Operating Activities
Net loss for the year	(1,098,346)	(842,092)	(106,234)	(150,020)

Adjustments to reconcile net loss to net cash used
in operating activities:
Amortization of property and equipment	12,795	5,346	–	7,449
Amortization of discount on convertible debentures	90,452	30,152	30,150	30,150
Imputed interest	148,473	35,013	22,960	90,500
Stock-based compensation	82,000	82,000	–	–
Shares received for option payment	(80,000)	–	–	(80,000)
Shares issued for services	100,000	–	100,000	–
Shares issued for mineral properties	39,500	22,000	17,500	–
Shares issued for settlement of rent obligation	19,200	–	19,200	–
License written off	25,000	–	–	25,000
Write-off of subsidiary’s accounts payable	(369,213)	–	(369,213)	–

Changes in operating assets and liabilities
Accounts receivable	(48,741)	(41,981)	(5,986)	(774)
Prepaid expenses	(6,200)	27,009	(33,209)	–
Accounts payable and accrued liabilities	(118,514)	3,359	(55,777)	(66,096)
Accrued liabilities to related parties	104,560	56,560	48,000	–
Due to related parties	220,545	(42,474)	178,574	84,445

Net Cash Used In Operating Activities	(878,489)	(665,108)	(154,035)	(59,346)

Cash Flows To Investing Activities
Purchase of property and equipment	(25,871)	(19,871)	(6,000)	–

Net Cash Used In Investing Activities	(25,871)	(19,871)	(6,000)	–

Cash Flows From Financing Activities
Common stock issued	1,299,813	931,580	300,733	67,500

Net Cash Provided by Financing Activities	1,299,813	931,580	300,733	67,500

Increase in Cash and Cash Equivalents	395,453	246,601	140,698	8,154

Cash and Cash Equivalents, Beginning of Year	2,980	151,832	11,134	2,980

Cash and Cash Equivalents, End of Year	398,433	398,433	151,832	11,134

SUPPLEMENTAL DISCLOSURES

Interest paid		–	–	–
Income taxes paid		–	–	–

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 10)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

								Deficit
						Accumulated	Losses	Accumulated	Total
			Common Additional			Other	Prior to the	During the	Stockholders’
	Common Stock		Stock	Paid in	Donated	Comprehensive	Exploration	Exploration	Equity
	Shares	Amount	Subscribed	Capital	Capital	Gain/(Loss)	Stage	Stage	(Deficit)
	#	$	$	$	$	$	$	$	$

Balance – February
28, 2002	34,487,846	5,382,584	–	41,207	115,000	–	(7,080,932)	–	(1,542,141)

Deemed dividend	–	–	–	–		–	–	(213,800)	(213,800)
Amortization of
discount on
convertible
debentures	–	–	–	30,150		–	–	–	30,150

Imputed interest	–	–	–	–	90,500	–	–	–	90,500
Stock issued for
cash pursuant to a
private placement	675,000	67,500	–	–		–	–	–	67,500
Stock issued to
settle debt	19,295,567	964,778	–	–		–	–	–	964,778
Stock issued on
purchase of license	3,000,000	238,800	–	–		–	–	–	238,800

Net loss	–	–	–	–		–	–	(150,020)	(150,020)
Balance – February
28, 2003	57,458,413	6,653,662	–	71,357	205,500	–	(7,080,932)	(363,820)	(514,233)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

							Deficit
						Losses	Accumulated	Total
			Additional		Accumulated	Prior to the	During the	Stockholders’
	Common Stock		Paid in	Donated	Comprehensive	Exploration	Exploration	Equity
	Shares	Amount	Capital	Capital	Gain/(Loss)	Stage	Stage	(Deficit)
	#	$	$	$	$	$	$	$
Balance – February
28, 2003	57,458,413	6,653,662	71,357	205,500	–	(7,080,932)	(363,820)	(514,233)

Imputed interest	–	–	–	22,960	–	–	–	22,960

Stock issued
pursuant to mineral
property option
agreements	175,000	17,500	–	–	–	–	–	17,500

Stock issued for
services	1,000,000	100,000	–	–	–	–	–	100,000

Stock issued to
settle rent obligation	200,000	19,200	–	–	–	–	–	19,200

Stock issued for
cash pursuant to
options exercised	150,000	19,811	–	–	–	–	–	19,811

Stock issued for
cash pursuant to
warrants exercised	425,000	53,702	–	–	–	–	–	53,702

Stock issued for
cash pursuant to a
private placement	875,000	227,220	–	–	–	–	–	227,220

Amortization of
discount on
convertible
debentures	–	–	30,150	–	–	–	–	30,150

Unrealized gain on
investment
securities	–	–	–	–	44,000	–	–	44,000

Net loss	–	–	–	–	–	–	(106,234)	(106,234)

Balance – February
28, 2004	60,283,413	7,091,095	101,507	228,460	44,000	(7,080,932)	(470,054)	(85,924)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

							Deficit
						Losses	Accumulated	Total
			Additional		Accumulated	Prior to the	During the	Stockholders’
	Common Stock		Paid in	Donated	Comprehensive	Exploration	Exploration	Equity
	Shares	Amount	Capital	Capital	Gain/(Loss)	Stage	Stage	(Deficit)
	#	$	$	$	$	$	$	$
Balance – February
28, 2004	60,283,413	7,091,095	101,507	228,460	44,000	(7,080,932)	(470,054)	(85,924)

Imputed interest	–	–	–	35,013	–	–	–	35,013

Stock issued
pursuant to mineral
property option
agreements	125,000	45,384	–	–	–	–	–	45,384

Stock issued for
cash pursuant to
private placement,
net of issue costs	4,205,610	860,089	–	–	–	–	–	860,089

Stock issued for
cash pursuant to
options exercised	87,500	10,607	–	–	–	–	–	10,607

Stock issued for
cash pursuant to
warrants exercised	250,000	37,500	–	–	–	–	–	37,500

Amortization of
discount on
convertible
debentures	–	–	30,152	–	–	–	–	30,152

Stock-based
compensation	–	–	82,000	–	–	–	–	82,000

Unrealized loss on
investment
securities	–	–	–	–	(54,000)	–	–	(54,000)

Net loss	–	–	–	–	–	–	(842,092)	(842,092)

Balance – February
28, 2005	64,951,523	8,044,675	213,659	263,473	(10,000)	(7,080,932)	(1,312,146)	118,729

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

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company is engaged in mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the exploration stage and equity financing is required to provide working capital and to meet exploration commitments. As a result of the uncertainty that is typical in an exploration stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company’s interest in the underlying properties, and the attainment of profitable operations. These consolidated financial statements have been prepared on a going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles. See Note 14 for a reconciliation of U.S. and Canadian generally accepted accounting principles. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7 “Accounting and Reporting by Development Stage Enterprises”. These financial statements include the accounts of the Company and its inactive wholly-owned U.S. subsidiary, LinuxWizardry, Inc.

b)	Foreign Currency Translation

The company’s functional and reporting currency is the Canadian dollar. The financial statements of the Company are translated to Canadian dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation”. Foreign currency transactions are primarily undertaken in U.S. dollars. Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

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

The Company accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires that stock awards granted subsequently to January 1, 1995, be recognized as compensation expense based on fair market value at the date of grant. Alternatively, a company may account for granted stock awards to employees under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and disclose pro forma income amounts, which would have resulted from recognizing such awards at the fair market value. The company has elected to account for stock-based compensation for employees under APB No. 25 and make the required pro forma disclosures for compensation expense in accordance with SFAS No. 123. The Company accounts for stock issued for services to non-employees in accordance with SFAS No. 123. Compensation expense is based on the fair market value for stock award or fair market value of the goods and services received, whichever is more reliably measurable.

The options are granted for services provided to the Company. The fair value of the employee’s purchase rights under SFAS 123 was estimated using the Black-Scholes model with the following weighted average assumptions:

		Year ended
	February 28,	February 29,	February 28,
	2005	2004	2003
	$	$	$

Risk-free interest rate	3.38%	5.80%	5.80%
Expected volatility	154%	50%	50%
Expected dividends	–	–	–
Expected option life (in years)	3	0.50	0.50

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for the years ended February 28, 2005, 2004 and 2003 would have been as follows:

		Year ended
	February 28,	February 29,	February 28,
	2005	2004	2003
	$	$	$

Net loss — as reported	(842,092)	(106,234)	(150,020)
Add: Stock-based compensation expense included in net loss
— as reported	82,000	–	–
Deduct: Stock-based compensation expense determined
under fair value method	(96,000)	(9,186)	(125)

Net loss — pro forma	(856,092)	(115,420)	(150,145)

Net loss per share (basic and diluted) — as reported	(0.01)	–	–
Net loss per share (basic and diluted) — pro forma	(0.01)	–	–

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Mineral Property Costs

The Company has been in the exploration stage since March 1, 2002 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operation as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

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

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

	j)	Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity, net of applicable taxes and other adjustments. The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company’s ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

	k)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	m)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2005 and February 29, 2004, the Company’s only component of comprehensive loss was unrealized holding gains and losses on available for sale securities.

	February 28,	February 29,	February 28,
	2005	2004	2003
Net loss for the year	$(842,092)	$(106,234)	$(150,020)
Other comprehensive income (loss)	$–	$–	$–
Unrealized holding gain (loss) on investments	(54,000)	34,000	10,000
Comprehensive loss for the year	$(896,092)	$(72,234)	$(140,020)

n)	Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining balance basis at 20% per annum, computer equipment is amortized on a straight-line basis over three years, and the vehicle is amortized on a declining balance basis at 30% per annum.

o)	Financial Instruments

Financial instruments, which include cash, amounts receivable, marketable securities, accounts payable, accrued liabilities, and due to related parties, were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company’s operations in Canada and China and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

p)	Concentration of Risk

The Company maintains its cash account in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company’s cash accounts are mainly two uninsured business checking accounts maintained in U.S. and Canadian dollars, which totaled $398,433 on February 28, 2005. At February 28, 2005 the Company has not engaged in any transactions that would be considered derivative instruments on hedging activities.

q)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	q)	Recent Accounting Pronouncements (continued)

In December 2004, FASB issued SFAS No. 123R, “Share Based Payment” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

FASB has also issued SFAS No. 151 and No. 152 but they will not have any relationship to the operations of the Company therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

3.	PROPERTY AND EQUIPMENT

			February 28,	February 29,
			2005	2004
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	25,021	18,323	6,698	6,000
Office furniture	1,408	782	626	–
Vehicle	15,531	2,330	13,201	–

	41,960	21,436	20,525	6,000

4.	MINERAL PROPERTIES

	a)	Alaska Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. Refer to Note 15(a). The Company has completed an amended agreement with Teryl to extend the option period for an additional 2 years in consideration for 100,000 treasury shares of Teryl.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

	b)	British Columbia Mineral Properties

		i.	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company must pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement (paid), $5,000 on or before June 1, 2003 (paid); $10,000 upon completion of Phase 1, no later than December 1, 2003 (paid); and $10,000 upon completion of Phase II, no later than December 1, 2004 (paid subsequently to year end).

			b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

			c.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

		ii.	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company paid $10,000 and issued 100,000 common shares.

			b.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

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

To complete the option agreement, the Company must:

		i.	pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater.

		ii.	issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee.

		iii.	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

4.	MINERAL PROPERTIES (Continued)

		British
	Alaska	Columbia	China	Total
	Mineral	Mineral	Mineral	February 28,
	Property	Properties	Property	2005

Exploration and development costs:
Field supplies and other	$99	$–	$5,901	$6,000
Assaying	–	1,059	7,603	8,662
Staking and recording fees	2,264	4,066	26,602	32,932
Geological consulting	–	4,560	46,555	51,115
Travel	–	–	27,796	27,796

	2,363	9,685	114,457	126,505

Acquisition costs	1,023	16,385	39,000	56,408

Incurred during the year	$3,386	$26,070	$153,457	$182,913

5.	PETROLEUM PROPERTIES

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

		ii.	The Company paid a director’s fee of $12,000 (2004 - $12,000) to the President of the Company. This amount is included in accrued liabilities at February 28, 2005.

		iii.	Refer to Note 4(a) for a joint venture agreement with a related company.

iv.

On November 28, 2002, the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). The market value of the shares was $238,800 but the asset was recorded at the transferor’s cost of $25,000. The difference was recorded as a deemed dividend.

		v.	Refer to Note 4(c) for ownership of mineral claims.

vi.

At February 28, 2005, the Company is indebted to the President of the Company in the amount of $104,560 (2004 - $48,000), representing unpaid management fees, director’s fees, rent and expenses incurred on behalf of the Company. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $35,013 (2004 - $22,960) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

6.	RELATED PARTY TRANSACTIONS (continued)

	February 29	Advances/	February 28
	2004	(Repayments)	2005

394754 B.C. Ltd.	$(1,580)	$1,580	$–
Access Information Services, Inc.	45,787	2,500	48,287
IAS Communications Inc.	(3,151)	–	(3,151)
Imaging Technologies Inc.	(4,587)	4,587	–
Information Highway.com, Inc.	900	(900)	–
JGR Petroleum, Inc.	64,599	–	64,599
John Robertson, President and CEO	31,906	(31,906)	–
Rainbow Network	53,662	6,139	59,801
Rand Energy	16,783	(16,783)	–
Reg Technologies Inc.	(13,498)	13,498	–
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	21,951	(3,293)	18,658
Pavlik Travel Services Ltd.	1,762	(1,762)	–
Teryl Resources Corp.	9,726	(9,726)	–
Robertson Family Trust	6,408	(6,408)	–

	$230,630	$(42,474)	$188,156

7.	COMMON STOCK Authorized: 200,000,000 common shares without par value. Issued:

	NUMBER OF
	SHARES	AMOUNT

Balance, February 28, 2003	57,458,413	$6,653,662

Issued during the year:
Pursuant to mineral property option agreements (Note 4(b))	175,000	17,500
For services rendered	1,000,000	100,000
For settlement of rent obligation	200,000	19,200
For cash by exercise of options	150,000	19,812
For cash by exercise of warrants	1,300,000	280,922

Balance, February 29, 2004	60,283,413	7,091,096

Issued during the year:
Pursuant to mineral property option agreements (Note 4(b) and (c))	125,000	45,384
For cash by private placements, net of issue costs	4,205,610	860,089
For cash by exercise of options	87,500	10,606
For cash by exercise of warrants	250,000	37,500

Balance, February 28, 2005	64,951,523	$8,044,675

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Unaudited)
(Stated in Canadian Dollars)

7.	COMMON STOCK (continued)

	a)	During the year ended February 28, 2005, the Company issued 25,000 common shares at a value of $0.19 per share pursuant to the mineral property option agreement referred to in Note 4(b).

b)

During the year ended February 28, 2005, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares at a value of $0.39 as a finder’s fee pursuant to the mineral property option agreement referred to in Note 4(c).

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

	February 28,	February 29,
	2005	2004
Market value of warrants	$150,750	$150,750
Discount on convertible debentures accreted to operations over the
life of the warrants being five years to October 18, 2005	(19,091)	(49,243)
Net carrying value	131,659	101,507
Stock-based compensation	82,000	–
	$213,659	$101,507

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

8.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 28, 2005		February 29, 2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	863,500	US$ 0.33	851,000	US$ 0.23
Granted	3,387,527	US$ 0.18	437,500	US$ 0.20
Exercised	(250,000)	CDN$ (0.15)	(425,000)	CDN$ (0.12)
Forfeited / Expired	(437,500)	US$ (0.20)	–	–

Balance, end of year	3,563,527	US$ 0.21	863,500	US$ 0.33

9.

STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. A summary of the changes in the Company’s common share purchase options is presented below:

	February 28, 2005		February 29, 2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	3,575,000	US$ 0.09	3,375,000	US$ 0.09
Granted	900,000	US$ 0.22	350,000	US$ 0.10
Exercised	(87,500)	US$ (0.10)	(150,000)	US$ (0.10)
Forfeited / Expired	(800,000)	US$ (0.14)	–	–

Balance, end of year	3,587,500	US$ 0.11	3,575,000	US$ 0.09

Additional information regarding options outstanding as at February 28, 2005 is as follows:

		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise prices	shares	life (years)	price	shares	price

US$ 0.00 – $ 0.10	2,987,500	2.57	US$ 0.08	2,987,500	US$ 0.08
US$ 0.11 – $ 0.20	375,000	3.00	US$ 0.18	375,000	US$ 0.18
US$ 0.21 – $ 0.30	225,000	2.28	US$ 0.30	225,000	US$ 0.30

	3,587,500	2.60	US$ 0.11	3,587,500	US$ 0.11

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

iii. 50,000 common shares were issued with a fair market value of $19,500 for finder’s fees under the mineral property option agreement described in Note 4(c).

iv. 208,333 common shares were issued for finder’s fees for a private placement offering (Note 7 (c)).

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

	February 29,		February 29,
	2004		2004
	(As Reported)	Adjustments	(As Restated)
	$	$	$
Balance Sheet
Marketable securities	80,000	44,000	124,000
Comprehensive Income
Unrealized holding (loss) gain on investments	–	44,000	44,000

There was no change to the net loss or basic and diluted loss per share.

13.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

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

The components of the net deferred tax asset at the end of February 28, 2005 and 2004, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

	February 28,		February 29,
	2005		2004
Non-capital losses accumulated	$2,704,000		$2,214,000
Statutory tax rate	36%		36%
Effective tax rate	$–	$
Deferred tax asset	973,000		797,000
Valuation allowance	(973,000)		(797,000)
Net deferred tax asset	$–		$–

The Company also has a Canadian net capital loss of $2,773,000 which is a result of writing off its investment in its U.S. subsidiary. This loss can be used to offset future year’s taxable gains and has no expiry. The Company has U.S. net operating losses of approximately US$1,320,000. These losses expire between 2015 and 2017 and can only be used against taxable U.S. income.

14.	RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP” and “Canadian GAAP”)

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The following summarizes the significant differences between US GAAP and Canadian GAAP:

Stock based compensation

As described in Note 9, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, SFAS No. 123 (“SFAS 123”) requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis. For Canadian GAAP purposes, the Company is required to recognize the fair value of all stock options and all other forms of stock-based compensation in the determination of income.

Comprehensive Income (Loss)

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders’ equity but are not related to share capital or net earnings which, for the Company, comprises currency translation adjustments. Under Canadian GAAP, there is no requirement to report comprehensive income.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2005
(Stated in Canadian Dollars)

14.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“Canadian GAAP” and “US GAAP”) (Continued)

If compensation expense had been determined in accordance with Canadian GAAP, the Company’s net loss and net loss per share for fiscal 2005, 2004 and 2003 would have been as follows:

		Year ended
	February 28,	February 29,	February 28,
	2005	2004	2003
	$	$	$

Net loss — as reported under US GAAP	(842,092)	(106,234)	(150,020)
Add: Stock-based compensation expense included in net loss —
as reported	82,000	–	–
Deduct: Stock-based compensation expense determined
under fair value method	(96,000)	(9,186)	(125)

Net loss — as reported under Canadian GAAP	(856,092)	(115,420)	(150,145)

Net loss per share (basic and diluted)
— as reported under US GAAP	(0.01)	–	–

Net loss per share (basic and diluted)
— as reported under Canadian GAAP	(0.01)	–	–

	February 28,	February 28,
	2005	2004
	$	$
Marketable securities:
- As reported under US GAAP	70,000	124,000
- Less: unrealized holding gains and losses	10,000	(44,000)
- As reported under Canadian GAAP	80,000	80,000
Total Assets – as reported under US GAAP	539,922	322,610
- Less: unrealized holding gains and losses	10,000	(44,000)
Total Assets – as reported under Canadian GAAP	549,922	278,610
Accumulated Other Comprehensive Income (Loss):
- As reported under US GAAP	(10,000)	44,000
- Less: Foreign currency translation	10,000	(44,000)
- As reported under Canadian GAAP	–	–

Total Liabilities and Stockholders’ Deficit – as reported under US GAAP	539,922	322,610
- Less: Accumulated Other Comprehensive Income (Loss)	10,000	(44,000)
- As reported under Canadian GAAP	549,922	278,610

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