Form 20-F
period 2006-02-28
LINUX GOLD CORP
filed 2006-08-16
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[               ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended February 28, 2006
OR
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
Common Stock, no par value
(Title of Class)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
[               ] Yes [ X ] No

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class	Outstanding at February 28, 2006
Common Shares, no par value	68,287,773

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [               ] No [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [               ] No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer [               ] Accelerated file [               ] Non-accelerated filer [ X ]

 Indicate by check mark which financial statement the registrant has elected to follow.
Item 17. [               ] Item 18. [ X ]

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2006 and February 28, 2005, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 28, 2006 and February 28, 2005 have been audited by Smythe Ratcliffe and Manning Elliott, respectively. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2006, US$1.00 was equal to approximately C$1.1379.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

Fiscal Years Ended February 28/29

	2006	2005 (Re-stated)	2004 (Re-stated)	2003	2002
Net Revenue	$ -	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(830,605)	(793,940)	(433,297)	(125,020)	(420,261)
Income (loss) from discontinued operations	-	-	369,213	(25,000)	(366,448)
Income (loss) from continuing operations per Common Share	(0.01)	(0.01)	(0.00)	-	(0.02)
Income (loss) from discontinued operations per Common Share	-	-	(0.01)	-	(0.01)
Total Assets	542,640	544,708	322,610	92,719	11,240
Working Capital (deficit)	69,670	128,204	(91,924)	(514,235)	(1,549,592)
Shareholders’ Equity (deficit)	79,845	148,729	(85,924)	(514,233)	(1,542,141)
Cash Dividends per common share	$ nil	$ nil	$ nil	$ nil	$ nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.1379 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 28, 2006. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 8, 2006, the Noon Buying Rate was CDN$ 1.1233 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
November	2005	1.196	1.1656
December	2005	1.1736	1.1507
January	2006	1.1726	1.1436
February	2006	1.1577	1.1379
March	2006	1.1722	1.132
April	2006	1.1708	1.1203
May	2006	1.1232	1.0989

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	February 29/28
2006	1.1992	1.1379/ 1.2425	1.1379
2005	1.2888	1.1774/1.3968	1.2314
2004	1.3667	1.269 / 1.4905	1.3405
2003	1.5438	1.5995 / 1.488	1.4880
2002	1.5625	1.5102/1.6128	1.6049

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

As noted in our audited consolidated financial statements for the year ended February 28, 2006 we have incurred significant operating losses and have an accumulated deficit of $ 9,212,774 at February 28, 2006. Furthermore, we had working capital deficit of $ 69,670 as at February 28, 2006, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 28, 2006 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less Than $5.00 . Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 68,287,773 shares were issued and outstanding as of February 28, 2006 and 68,387,773 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #1103 -11871 Horseshoe Way, Richmond, B.C., V7A 5H5.

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

Since our inception and during the three fiscal years ending in February 2006, we had been involved in oil and gas exploration/production and mineral property exploration. We have investigated several mineral properties in Canada, the United States, China and Chile.

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

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 state of Alaska mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek project is located 25 miles north of Fairbanks in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located on streams that were mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization however a significant lode gold deposit has been outlined immediately adjacent to the Fish Creek property on the south (the Gil deposit) and the Fort Knox gold mine, a large-scale open pit gold mine 3 miles upstream from the Fish Creek property has been in operation since 1996. Wide-spaced placer gold drilling on a small area of the property conducted in 2003 did not encounter significant placer gold mineralization however, more extensive and closer spaced placer gold drilling conducted in 2004 indicated the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property. Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA. Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980). Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

The following map shows the location of and access to our property.

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

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project. A two phase program has been recommended as follows:

1.

          Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all- weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.

2.

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

In August 2005, we commenced an extensive auger drilling program on the All Gold Creek geophysical anomaly. The auger track rig can drill up to a depth of 80’, several auger drill holes are planned to test the aerial geophysical anomaly and the coincident gravity low target for future R/C drilling, based on positive results for the auger drilling program.

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

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics. It strike N80E and dips vertically. The Beta zone is not explosed over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe. The zone strikes NE/SW and dips 30° -50° NW. It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slickensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

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

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz/ton gold. Additional drilling was recommended by Sampson Engineering Inc. to further explore the Beta zone.

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

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics. It strike N80E and dips vertically. The Beta zone is not explosed over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe. The zone strikes NE/SW and dips 30° -50° NW. It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slikensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

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

The Dong Gou Gold project consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the past producing mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of mineralization has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams (1/3 of an ounce) of gold per tonne. The exploration goal for this property, together with the adjacent Wang Yuan Gold project, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. The sampling program on the Wang Yuan property known gold zones completed and the assays were completed in February 2005.

The term of the license is effective until a production decision is made by the Company.

In February 2005, we announced assays results for 22 rock samples on the Wang Yuan mine. Based on the results of the samples, a drilling program was recommended.

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

Granite Mountain Property, Seward Peninsula, Alaska

In March, 2005, we staked several mineralized areas in western Alaska, near Granite Mountain on the eastern Seward Peninsula, Alaska.

Granite Mountain forms the heart of the historic Koyuk Mining District and is known for the productive placer Au-PGM deposits and igneous hosted base-metal, precious metal and uranium prospects located on its flanks. All the staked lands are State of Alaska public lands and open to mineral entry. Staking was accomplished by helicopter and conforms to the MTRSC method of locating 160 acre state mining claims.

The Kiwalik igneous-hosted polymetallic property is located in western Alaska, approximately 240 kilometers (150 miles) northeast of the city of Nome and 56 kilometers (35 miles) north of the village of Koyuk (Candle B-5 and C-5 quadrangles). The property’s east boundary is four kilometers (22½ miles) west of Granite Mountain the tallest point on this part of the eastern Seward Peninsula, at 864 meters (2,835 feet) above sea level. The continental divide runs just east of the Kiwalik property and all streams originating within the property flow to the Kiwalik River, which flows north to Kotzebue Sound.

The Kiwalik property is composed of 120 State of Alaska 160 acre MTRSC mining claims covering almost 7770 hectares (19,200 acres) of state lands open to mineral entry (fig. 2). The mining claims are located on the Quartz Creek pluton and the surrounding volcanic and epiclastic country rock and is thought to be prospective for lode deposits of precious metals and base metals.

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Kiwalik property is located in a remote region in western Alaska, about 240 kilometers (150 miles) by air northeast of the city of Nome. Nome is a modern city of about 4,000 residents with an international airport, a recently improved small boat harbor, and barge loading facilities. Villages near the property include Koyuk, 56 kilometers (35 miles) to the south, Council, about 130 kilometers (80 miles) to the west, and Buckland, about 97 kilometers (60 miles) to the north. There are several winter trails that may be permitted by government regulatory agencies to access the property with heavy equipment from Koyuk, Council, or Kiwalik Lagoon, about 64 km (40 miles) to the north. Currently, there is no improved overland access to the property and the only immediate access is by air transport. Koyuk, the nearest village to the Kiwalik property, is located at the mouth of the Koyuk River at the northeast head of Norton Bay. Koyuk enjoys a 760 meter (2,500 foot) airstrip capable of landing a loaded DC-6. Barge facilities are limited to loading from a stationary barge moored to the western bank of the Koyuk River. Koyuk is the seat of the Koyuk Village Corporation and owns the surface of the lands from the coast to the south shore of the Koyuk River near Dime Landing, 35 kilometers (22 miles) to the north. The Koyuk River is shallow and, without dredging, is only navigable by shallow-draft watercraft, barges and landing craft.

A fifty-foot easement from Koyuk to Dime Landing exists through the private corporate lands and allows for passage of heavy equipment. A native allotment at Dime Landing has been applied for by a resident of Koyuk, however, the grant has not been approved by the Bureau of Land Management. From Dime Landing to the Kiwalik mining claims, access is by way of existing winter trails for which authorization from the appropriate regulatory agencies must be acquired. Several airstrips are located near the Kiwalik property: at Granite Mountain, Quartz Creek, and Bear Creek. The Granite Mountain airstrip was constructed by the U.S. Air Force in 1957 to support the U. S. Department of Defense microwave relay facility (“White Alice”) on the summit of Granite Mountain. This facility was decommissioned in 1978 and lies abandoned. The Granite Mountain airstrip is located about five kilometers (three miles) east of the Kiwalik property at an elevation of 380- 400 meters (1250-1300 feet ) above sea level. It is improved with crushed and graded gravel over a length of 1220 meters (4,000 feet ). The landing surface is occasionally maintained by local miners and hunters who use it as primary access to stage equipment and supplies to outlying mines and hunting camps. The Granite Mountain airstrip is formally closed to the public, however, local air charter services have permission to land there.

The Quartz Creek airstrip, at 305 meters (1,000 feet ) above sea level, is limited to short take-off and landing aircraft and is located about 800 meters (one-half mile) east of the Kiwalik property. The Bear Creek airstrip is150 meters (500 feet ) above sea level and about 460 meters (1,500 feet ) long and has been maintained well by the local placer miners. This airstrip is located about 15 kilometers (9 miles) northeast of the Kiwalik property and is linked the Granite Mt. airstrip and the Kiwalik property by unimproved trails.

The Kiwalik property is rugged and dominated by tundra and talus covered hills and ridges. Elevation varies within the claim block from approximately 137 meters (450 feet) along the Kiwalik River, to 512 meters (1680 feet) on Weather Ridge; and climbs to 864 meters (2835 feet) a few kilometers to the east at Granite Mountain. Outcroppings of bedrock are sparse. Valley floors are narrow and recently developed, perhaps initiated by former alpine glaciation and controlled by regional structures. The climate is semi-arid with short moderate summers and long cold winters, typical of sub-arctic, interior Alaska.

The area is usually snow-free from early June to mid-September. There is no infrastructure developed on the Kiwalik property. As development of the Kiwalik property progresses, roads and other infrastructure will allow for year-round operation, as has been demonstrated elsewhere by the success of Teck-Cominco’s Red Dog zinc mine about 320 kilometers (200 miles) to the north.

GEOLOGIC SETTING

The country rock underlying the Kiwalik mineral property is composed of approximately equal volumes of mafic to intermediate epiclastic rocks and volcanic flows. The epiclastic rock is predominantly pebbly sandstone, but includes sparsely scattered conglomerate and laminated mudstone. The conglomerate is matrix supported, with well rounded volcanic clasts <=55 cm within a fine to medium grained sandy matrix.

Bedding is observed only in the laminated mudstone, but that may be due to the scarcity and limited size of outcroppings and the difficulty of seeing structure under the nearly complete covering of lichen. The volcanic flows vary from nearly aphyric to abundantly porphyritic. In the porphyritic rocks, subhedral plagioclase and pyroxene phenocrysts are commonly <=52-3mm, although a distinctive flow with abundant pyroxene phenocrysts <=51 cmwas observed on the west side of the property and in float elsewhere within the prospect area. Plagioclase and pyroxene phenocrysts retain their original igneous form, but plagioclase is milky white and/or pale green, and pyroxene is replaced by chlorite and possibly actinolite. The groundmass is a mixture of epidote and chlorite. Many of the volcanic rocks are magnetic; some have traces of very fine-grained sulfide, probably pyrite. Primary igneous and sedimentary features are preserved and the rocks are not foliated.

The volcanic rocks are described as andesitic (Patton, 1967) and interpreted to be upper components of the Koyukuk terrane, remnant of a Mesozoic intra-oceanic, volcanogenic island-arc that collided with the North American continent during the late Jurassic to early Cretaceous (Patton and others, 1994). The volcanogenic rocks were intruded by coeval plutonic rocks during a period of continuous subduction related magmatism in the early to mid-Cretaceous along the paleo-Pacific margin (Amato and others, 2004). Within Alaska, this magmatic belt includes calc-alkaline to alkaline plutons of the Yukon-Tanana upland, the Ruby Mountains, theYukon-Koyukuk Basin, and the Seward Peninsula. The event is traceable across the Bering Straits and is exposed in numerous locations throughout the Chukotka Peninsula.

On the Kiwalik property, the dominant intrusive rock is a biotite-hornblende quartz monzonite body known as the Quartz Creek pluton (Miller and Elliot, 1969). Rocks from the Quartz Creek pluton have not been dated, however, Granite Mountain, a composite pluton located several kilometers to the east has been radiometrically dated, giving a lead-alpha age of 100 ± 15 Ma (Patton, 1967) and K-Ar age of 108.7±3.0 Ma (on hornblende, Miller, 1971). These ages correlate the Granite Mountain pluton with other 99-108 Ma plutons nearby, in the western Yukon-Koyukuk basin. Presumably, the Quartz Creek pluton is of similar age. The igneous texture of the Quartz Creek pluton is generally equigranular with local aplitic and porphyritic phases. The plutonic rocks are poorly exposed in outcrop and primarily evident in talus on the hillsides and rare exposure in bedrock of streams at the headwaters of Quartz Creek and the Kiwalik River. Where mapped at the surface, the Quartz Creek pluton is in the shape of a fish-hook, about 13 kilometers (eight miles) long on its eastern ”shank” limb and eight kilometers (five miles) long on its western “barb” limb. The limbs vary from 400 to 1,600 meters (one-quarter mile to one mile) wide. The hook shape of the pluton suggests that only the edges of a much larger body is exhumed and that the overlying volcanic rock forms a roof pendant over the intrusive rock.

The structural geology of the Granite Mountain area is poorly understood. Outcrop is sparse and widely scattered, and measurable bedding or structural orientations or distinctive layers that can be traced for any distance is wanting. The few bedding orientations measured during reconnaissance mapping in 2005 include northeast dips between 40 and 50 degrees and south and southwest dips of 38 and 7 degrees respectively, suggesting broad folding around a west or northwest trending axis. Outcrop patterns and bedding orientations mapped in the Bear Creek area, north of the Peace claim block (Herreid, 1965) are consistent with northwest trending faults and fold axes. Shearing in an outcrop at the south end of Gossan Ridge trends northeasterly with nearly vertical dip. The shear zone is approximately normal to the trend of gossan trails mapped on Gossan Ridge, and the relationship between the two features is not known.

Outward from the Kiwalik property, late Cenozoic flood basalts are widespread in low lying areas, however, no evidence has been found to indicate that flood basalts once covered the property. More recently, glacial and periglacial mechanisms have modified the surface, in particular small alpine glaciers originating in headwall cirques on Granite Mt. may have removed much of the older cover. Deglaciation and the invasion of permafrost have resulted in a solifluction mantle that is common throughout interior and northern Alaska.

Although the results to date are very encouraging, no trenching or drilling have taken place. No quantifiable mineral resource has been established on the Kiwalik property.

The Peace River Claim Block includes 16 mining claims (4 square-miles) and is located on a satellite intrusive stock on the east flank of Granite Mountain at the headwaters of the Peace River. This area was examined in the early 1950s for its potential as a uranium prospect and was re-examined during the 1968 USGS Heavy Minerals Program. Samples of soil and rock indicated anomolous concentrations of base metals including over 2,000 ppm molybdenum obtained from a composite grab sample of veined syenite rubble. Pan concentrates collected from these headwater streams by the U.S. Geological Survey in 1951 and 1952 (Gault, et al, 1953, USGS Circ-250) showed an abundance of base metal sulfide minerals including bornite, as well as concentrations of uranothorianite and gummite (up to 0.76%eU) . Particles of placer gold were also found. The local concentration of uranothorianite in the placers is believed to be the best lead to a possible high grade uranium lode deposit.

The Dime Creek Claim Block is located about 15 miles to the south of Granite Mountain and is composed of 12 mining claims (3 square-miles). The placer gold-platinum deposits on Dime Creek were discovered in 1910, but it wasn’t until 1915 that rich pay was found, setting off a stampede to the area. By 1917, about 12,500 ounces of gold and platinum were recovered from shoveling-in on the creek placer and from underground drifting on several bench placers (Harrington, 1917, USGS B-692). The placer gold is unusually pure with a fineness of 960 and occurs in placer concentrates in a ratio to native platinum particles of 25:1 to 10:1. In later years, a small bucket-ladder dredge operated on the valley bottom from 1928 to 1941 while small open-cut and drifting operations continued on the benches until at least 1955. Total production is not known, but incomplete historical data shows production to be at least 25,000 ounces of gold and platinum. The placer deposit is considered to be highly prospective for significant additional placer reserves, as well as for lode sources of the placer gold and platinum.

During August of 2005, we conducted geologic mapping and geochemical sampling. Phase I orientation and reconnaissance exploration consisted of mapping rock contacts and units and collecting rock, soil, stream sediment and pan concentrate samples during ridge and stream traverses. This work confirmed and added more detail to previous mapping and sampling performed by the U.S. Geological Survey. Phase II mineral exploration during 2006 is recommended to consist of an airborne geophysical survey, additional geological mapping and geochemical sampling, and drilling two- 1,000 ft and four- 500 ft (total 4,000 ft) diamond drill holes.

Four types of geochemical samples were collected from the Kiwalik and Peace claim blocks, including 153 soil samples, 93 rock samples, 45 stream sediment samples, and 31 pan concentrate samples. The results of this program indicate that on the Kiwalik claims, a mineralized trend, striking north with a length of over 11 kilometers, is spatially associated with the eastern contact of the Quartz Creek pluton (quartz monzonite) and the andesitic flows and volcaniclastic country rock. A similar trend was detected on the Peace claims, where mineralization was found within plutonic (syenite) bedrock over a strike length of 1.7 kilometers. On both properties the limits of the mineralized trends are not clearly defined and may be more extensive than currently known.

At the ground surface, the Quartz Creek mineral trend appears to be zoned and can be partitioned into base-metal deposits within the volcanic wallrock and precious- metal deposits within both intrusive and volcanic rocks. Highlights of soil and rock grab samples collected within the base-metal zones include 52.3 g/t silver, over 10,000 ppm lead, over 10,000 ppm zinc, 1,256 ppm copper, 704 ppm antimony and 83 ppb gold. Precious metal zones were sampled with a soil grid placed on veined, brecciated, and oxidized volcanic rock, as well as with grab samples of veined and intensely altered intrusive rock, resulting in concentrations of up to 0.26 g/t gold, 29.2 g/t silver, over 10,000 ppm arsenic and elevated levels of lead, copper, and antimony. Pan concentrates that were collected on the upper branches of the Kiwalik River show a marked enrichment of gold (up to 20.6 g/t in fire assay) where the streams erode mineralized intrusive bedrock.

The Peace claims were sampled similarly to the Kiwalik claims, but to less extent. This work indicates that the eastern branch of the headwaters of the Peace River is eroded into mineralized syenite and is anomalous in precious and base metals in a relatively narrow trend, striking northeast. Results include 4.3 g/t gold, 0.15% tungsten, and 230 ppm uranium in pan samples and concentrations of up to 0.20 g/t gold, 83.5 g/t silver, 0.12% molybdenum, 6,327 ppm copper, 1,232 ppm antimony and elevated lead, bismuth and tungsten in rock grab samples.

Detailed analysis of the geochemical data is ongoing, however, the results to date suggest that several types of polymetallic deposits may be found near the surface along the Quartz Creek mineral trend and that a large porphyry system may lie at depth. The relationship of the Peace River polymetallic deposit to the Quartz Creek mineral belt is not known, but may represent another phase or portion of a larger plutonic porphyry system. A US$1.5 million budget is recommended in 2006 to explore the igneous system at depth and to search for additional evidence of mineral deposits near the surface. This work should include:

1. A regional airborne geophysical survey to indicate rock contacts, structure and alteration, as well as for the presence of sulfide enrichment zones;

2. Additional geological mapping and geochemical sampling to explore the extensions of the known mineralized trends and to investigate unexplored areas;

3. Diamond drill holes to explore the rocks underlying significant geochemical and (anticipated) geophysical anomalies;

4. Structural, chemical, and geochronological studies to examine the relationship of the Kiwalik and Peace igneous rocks and mineral trends with the goal of expanding the potential mineral resource.

This report was prepared by Jeffrey O. Keener, project geologist for the Granite Mountain exploration program and reviewed and approved by Robert B. Murray, registered geologist with the state of Oregon. Robert Murray is currently completing a National Instrument 43-101 report on the Granite Mountain property. [need consent]

Robert Murray, registered geologist and qualified person for the 2005 project has recommended the following drilling and exploration plan for 2006.

Objectives for Drilling and Exploration Plan for 2006:

To initiate a scout drilling program by placing four diamond-core drill holes on the mineral deposits located in 2005.

  The Gossan Ridge sub-volcanic gold-silver-copper prospect.

  The Saddle “cordilleran-vein” lead-zinc-silver prospect.

  The Quartz Creek plutonic gold-copper-bismuth prospect.

  The Peace River plutonic molybdenum-copper-gold-uranium prospect.

An additional hole will be placed to drill into the cupola of the Quartz Creek pluton to investigate the volcanic thermal contact zone overlying the intrusive.

Continue the geochemical surveying program by expanding the soil grids on the Gossan Ridge and Peace River prospects, place a soil grid on the Saddle prospect, and run discreet soil lines across linear structures identified in the geophysical survey or through surface geological mapping. Ongoing geological mapping will be conducted at a scale of 1:63,360 in previously unmapped areas and at a scale of 1:10,000 for detailed structural and mineralogic data.

The proposed budget to accomplish these goals is (U.S.) $1,500,000. Contracts and permits are currently being negotiated and applied for to start-up field work on July 1st.

Corporate Finance

During the year ended February 28, 2006:

a)	During the year ended February 28, 2006, the Company issued 50,000 common shares at a value of $0.41 per share pursuant to the Ty mineral property option agreement.

b)

During the year ended February 28, 2006, the Company completed a private placement and issued 3,000,000 shares at a price of US$0.20 per share for proceeds of $695,127 (US$600,000) before issue costs of $42,571. The Company issued 100,000 shares as a finder’s fee in connection with this private placement offering.

c)	During the year ended February 28, 2006, the Company issued 93,750 common shares at a value of US$0.10 per share pursuant to the exercise of stock options.

d)	During the year ended February 28, 2006, the Company issued 92,500 common shares at a value of US$0.20 per share pursuant to the exercise of share purchase warrants.

During the year ended February 28, 2005:

a)	During the year ended February 28, 2005, the Company issued 25,000 common shares at a value of $0.10 per share pursuant to the mineral Oro mineral property option agreement .

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

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on August 26, 2005.

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

Since our inception and during the three fiscal years ending in February 2006, we had been involved in oil and gas exploration/production and more recently, mineral property exploration and development.

Please refer to section 4.B. BUSINESS OVERVIEW, Nature of the Company’s Operations, Mineral Properties for a description of our mineral properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

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

Continuing Operations

Fiscal Year Ended February 28, 2006 compared to Fiscal year Ended February 28, 2005 Results of Operations

During fiscal 2006, we received no revenues from operations as compared to $nil revenues in 2005.

Administrative expenses in 2006 totaled $500,00 as compared to $610,000 in 2005. The expenses decreased from the prior year due not issuing stock-based compensation in 2006. Travel totaled $24,000 compared to $40,000 in 2005. A significant portion of the decrease relates to the decrease in subcontracting costs of $134,000 in 2006 as compared to $234,000 in 2005. This decrease was due to not granting stock options for stock-based compensation as compared to 2005.

We paid $330,000 for mining acquisitions and related exploration work in 2006 as compared to $183,000 in 2005.

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

Liquidity

Fiscal Year Ended February 28, 2006 compared to Fiscal year Ended February 28, 2005

During 2006 we financed our operations by the issue of 3,336,250 common shares for cash proceeds of $727,790. This consists of the issue of 3,000,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $652,556 after issue costs, the issue of 93,750 common shares pursuant to the exercise of stock options for cash proceeds of $10,838, and the issue of 92,500 shares pursuant to the exercise of share purchase warrants for cash proceeds of $21,825.

During 2006, we spent $703,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2006 as compared to $665,000 the year ended February 28, 2005.

Our cash position has decreased by $2,000 to $396,000 and our working capital as at February 28, 2006 was $70,000.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 29, 2004, February 28, 2005 and February 28, 2006 amount to $nil, $nil and $nil respectively. We do not hold any patents, trademarks or copyrights.

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

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2006	$ -	$ -	-
	2007	$ -	$ -	-
ORO, BC, Canada	2006	$ -	$ -	-
	2007	$ -	$ -	-
BLN Gold Property, Hebei Province, China	2005- 2006	$55,000	$500,000	150,000

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 28, 2006, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 28, 2006.

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

B. COMPENSATION

For the fiscal year ended February 29, 2006 the Company and its subsidiaries paid $42,000 in compensation to directors, officers and related companies as a group. $30,000 of this amount was not paid, but was accrued.

SMR Investments Ltd., a company owned by Susanne M. Robertson, wife of John G. Robertson, receives, in accordance with a management agreement $2,500 per month for management fees provided to the Company. A further $1,000 per month is paid to the Chairman of the Board of the Company, John G. Robertson, as a director's fee. John G. Robertson is also president and a director of SMR Investments Ltd.

No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year contributed to the directors and officers.

During the fiscal year ended February 28, 2006 no new stock options were granted pursuant to stock option plans, 93,750 options were exercised and 1,050,000 options were cancelled (expired)(see Note 8 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 2,343,750. All exercise prices are US dollars. Of those, 1,800,000 are exercisable at $0.10 expiring on dates ranging from February 21, 2008 to October 20, 2008. 318,750 options are exercisable at $0.18 and expire on September 17, 2007, 225,000 are exercisable at $0.30 expiring between June 9, 2006 and April 22, 2009. Please see Note 8 to the financial statements.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (US $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2008
Jennifer Lorette	150,000	$0.10	February 21, 2008
Monique van Oord	50,000	$0.30	April 22, 2009
Susanne Robertson	300,000	$0.10	February 25, 2008
TOTAL HELD AS A GROUP:	1,500,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
James Vandeberg	75,000	$0.10 US	February 21, 2008
Bruce Bragagnolo	50,000	$0.10 US	February 25, 2008
James Kerr	75,000	$0.10 US	February 25, 2008
Arnie Winrob	12,500	$0.10 US	February 25, 2008
James Kerr	75,000	$0.10 US	September 17, 2008
Peter Zihlmann	62,500	$0.10 US	October 20, 2008
Jillian Thow	300,000	US$0.18	Sept. 17, 2007
Arnie Winrob	25,000	US$0.30	April 22, 2009
Wazmakay Charlwood	150,000	US$0.30	June 9, 2006
Jagdish Singh	-	US$0.20	November 9, 2009
Cindy Broad	18,750	US$0.20	November 9, 2009
Hal Clark	-	US$0.05	April 1, 2006
TOTAL HELD AS A GROUP:	843,750

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

D. EMPLOYEES

We employed no employees during any of the years ended February 28, 2006, February 28, 2005 and February 28, 2004. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 27, 2006:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	2,318,138 (2)	3.39%
Jennifer Lorette	238,100 (3)	*
Monique van Oord	75,000 (4)	*
Susanne Robertson	6,381,327 (5)	9.3%

(1)	as at June 27, 2006, there were 68,287,773 issued and outstanding common shares.
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

(3)	Includes 88,100 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)	Includes 25,000 options that are currently exercisable. Ms. van Oord’s address is the same as the Company’s.
(5)	includes 5,284,3278 shares registered in the name of SMR Investments Ltd., and 797,000 options that are currently exercisable. Ms. Robertson's address is the same as the Company’s.

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

As of June 27, 2006, 68,387,773 Common Shares were outstanding. At such date, we are aware of one shareholder who owns 5% or greater of the voting shares of the Company. Sue Robertson, our director, owns 6,381,327 of our issued and outstanding common shares. Of these, 5,284,327 shares are registered in the name of SMR Investments Ltd., a corporate controlled by Ms. Robertson. Mrs. Robertson does not have any different voting rights.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2006, 2005 and 2004, and rent of $3,000 in fiscal 2004. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2006, 2005 and 2004.

We had related party advances outstanding of $204,394 at the February 2006 year-end, compared to $188,156 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2006	$0.54	$0.10	$0.351
2005	$0.35	$0.12	$0.19
2004	$0.455	$0.04	$0.30
2003	$0.094	$0.011	$0.07
2002	$0.14	$0.01	$0.013

The following table shows the quarterly high and low closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2006 Q4 2/28/06	$0.54	$0.23	$0.351	34,939,979
Q3 11/30/05	0.275	0.11	0.236	9,902,368
Q2 8/31/05	0.17	0.105	0.1203	3,250,142
Q1 5/31/05	0.21	0.10	0.125	5,162,488
2005 Q4 2/28/05	$0.35	$0.12	$0.19
Q3 11/30/04	0.20	0.12	0.185	6,986,354
Q2 8/31/04	0.24	0.12	0.19	10,631,057
Q1 5/31/04	$0.35	$0.20	$0.21	12,924,713
2004 Q1 5/31/03	$0.08	$0.04	$0.05	5,055,400
Q2 8/31/03	$0.10	$0.04	$0.077	9,792,900
Q3 11/30/03	$0.28	$0.053	$0.265	26,849,789
Q4 2/29/04	$0.45	$0.20	$0.30	32,438,989

_________
all prices in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2006, May	0.575	0.37

2006, April	0.50	0.33
2006, March	0.394	0.32
2006, February	0.41	0.285
2006, January	0.54	0.33
2005, December	0.33	0.23

_________
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

On June 6, 2006, we registered in the State of Alaska under a Certificate of Authority.

C. MATERIAL CONTRACTS

During the past two years ended February 28, 2006 and February 28, 2005, we entered into the following material contracts.

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

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2006, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Smythe Ratcliffe Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B. Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2006.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C. Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2006	2005
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	US$16,900	US$16,500

(b) Audit-Related Fees	$1,200	$nil

(c) Tax Fees	$870	$500

(d) All Other Fees	$nil	$nil

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

ITEM 19. EXHIBITS

The following consolidated financial statements, together with the report of Smythe Ratcliffe Chartered Accountants on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Report of Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro- Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)

13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)
14.1	Consent of Independent Auditors	(8)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2005
(8)	attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated: August 11, 2006	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director

LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

February 28, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF LINUX GOLD CORP.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheet of Linux Gold Corp. (An Exploration Stage Company) as of February 28, 2006 and the related consolidated statements of loss, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We also have audited the adjustments described in Note 13 that were applied to restate the 2005 and 2004 financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 and 2004 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2004 financial statements taken as a whole.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at February 28, 2006 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in note 2 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada
June 12, 2006

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	February 28
	2006	2005

ASSETS
Current
Cash and cash equivalents	$396,049	$398,433
Amounts receivable	53,417	49,550
Marketable securities	72,000	70,000
Prepaid expenses and deposits	10,999	6,200
Total Current Assets	532,465	524,183
Property and Equipment (Note 4)	10,175	20,525

Total Assets	$542,640	$544,708

LIABILITIES
Current
Accounts payable	$142,943	$100,868
Accrued liabilities	26,643	32,395
Accrued liabilities to related parties (Note 6(a))	88,815	74,560
Due to related parties (Note 6(b))	204,394	188,156
Total Liabilities	462,795	395,979

Commitments (Note 10)

STOCKHOLDERS’ EQUITY

Common Stock and Paid-in Capital (Note 7)
200,000,000 Shares authorized with no par value
68,287,773 Issued and outstanding (2005 –64,951,523)	9,005,424	8,277,425

Donated Capital	295,195	263,473

Accumulated Other Comprehensive Loss	(8,000)	(10,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(1,688,629)	(858,024)
Total Stockholders’ Equity	79,845	148,729

Total Liabilities and Stockholders’ Equity	$542,640	$544,708

Approved by the Directors:

“J. Robertson”	“J. Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
	Years Ended			May 1, 2003
				Through
	February 28,	February 28,	February 29,	February 28,
	2006	2005	2004	2006

General and Administrative Expenses
Amortization of property
and equipment	$10,686	$5,346	$–	$16,032
Consulting and subcontract	133,953	233,789	173,555	541,297
Filing and regulatory fees	14,632	26,103	26,113	66,848
Foreign exchange (recovery)	6,407	6,877	(38,254)	(24,970)
Imputed interest (Note 6(b))	31,722	35,013	22,960	89,695
Management and directors’
fees (Note 6(a))	30,000	30,250	34,500	94,750
Office, rent and telephone
(Note 6(a))	198,856	193,522	61,839	454,217
Professional fees	54,909	42,235	27,662	124,806
Travel	23,902	39,750	3,902	67,554
Less: Interest income	(4,053)	(1,858)	(624)	(6,535)
	501,014	611,027	311,653	1,423,694

Natural Resources
Exploration costs	309,091	137,342	61,298	507,730
Mineral acquisition costs	20,500	45,571	60,346	126,418
	329,591	182,913	121,644	634,148

Loss from Continuing Operations	(830,605)	(793,940)	(433,297)	(2,057,842)

Income from Discontinued Operations	–	–	369,213	369,213

Net Loss for the Period	$(830,605)	$(793,940)	$(64,084)	$(1,688,629)

Basic and Diluted Loss Per Share	$(0.01)	$(0.01)	$–

Weighted Average Number of Common
Shares Outstanding	64,981,000	61,345,000	58,664,000

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency
Period from Inception May 1, 2004 to February 28, 2006
(Expressed in Canadian Dollars)

					Deficit
		Common		Deficit	Accumulated
	Shares of	Stock and		Accumulated	During the	Other	Total
	Common Stock	Paid-in		from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	Donated Capital	Operations	Stage	Income (Loss)	Deficiency

Balance from prior operations,
March 1, 2003	57,458,413	$6,804,412	$205,500	$(7,524,145)	$–	$–	$(514,233)
Common stock issued for mineral property	175,000	17,500	–	–	–	–	17,500
Common stock issued for services	1,000,000	100,000	–	–	–	–	100,000
Common stock issued for settlement of
rent obligation	200,000	19,200	–	–	–	–	19,200
Options exercised	150,000	19,812	–	–	–	–	19,812
Warrants exercised	1,300,000	280,922	–	–	–	–	280,922
Imputed interest	–	–	22,960	–	–	–	22,960
Marketable securities adjustment	–	–	–	–	–	44,000	44,000
Net loss for period	–	–	–	–	(64,084)	–	(64,084)

Balance, February 29, 2004	60,283,413	7,241,846	228,460	(7,524,145)	(64,084)	44,000	(73,923)
Common stock issued for mineral property	125,000	45,384	–	–	–	–	45,384
Common stock issued for cash	4,205,610	860,089	–	–	–	–	860,089
Options exercised	87,500	10,606	–	–	–	–	10,606
Warrants exercised	250,000	37,500	–	–	–	–	37,500
Imputed interest	–	–	35,013	–	–	–	35,013
Stock based-compensation	–	82,000	–	–	–	–	82,000
Marketable securities adjustment	–	–	–	–	–	(54,000)	(54,000)
Net loss for year	–	–	–	–	(793,940)	–	(793,940)

Balance, February 28, 2005	64,951,523	$8,277,425	$263,473	$(7,524,145)	$(858,024)	$(10,000)	$148,729

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency (Continued)
Period from Inception May 1, 2004 to February 28, 2006
(Expressed in Canadian Dollars)

					Deficit
		Common		Deficit	Accumulated
	Shares of	Stock and		Accumulated	During the	Other	Total
	Common Stock	Paid-in		from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	Donated Capital	Operations	Stage	Income (Loss)	Deficiency

Balance, February 28, 2005	64,951,523	$8,277,425	$263,473	$(7,524,145)	$(858,024)	$(10,000)	$148,729
Common stock issued for mineral property	50,000	20,500	–	–	–	–	20,500
Common stock issued for cash	3,100,000	672,556	–	–	–	–	672,556
Options exercised	93,750	10,838	–	–	–	–	10,838
Warrants exercised	92,500	21,825	–	–	–	–	21,825
Imputed interest	–	–	31,722	–	–	–	31,722
Stock based-compensation	–	2,280	–	–	–	–	2,280
Marketable securities adjustment	–	–	–	–	–	2,000	2,000
Net loss for year	–	–	–	–	(830,605)	–	(830,605)

Balance, February 28, 2006	68,287,773	$9,005,424	$295,195	$(7,524,145)	$(1,688,629)	$(8,000)	$79,845

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
	Years Ended			May 1, 2003
				Through
	February 28,	February 28,	February 29,	February 28,
	2006	2005	2004	2006

Cash Flows Used In Operating Activities
Net loss for the period	$(830,605)	$(793,940)	$(64,084)	(1,688,629)

Items not involving cash
Amortization of property
and equipment	10,686	5,346	–	16,032
Imputed interest	31,722	35,013	22,960	89,695
Stock-based compensation	2,280	82,000	–	84,280
Shares issued for services	20,000	–	100,000	120,000
Shares issued for mineral
properties	20,500	22,000	17,500	60,000
Shares issued for settlement of
rent obligation	–	–	19,200	19,200
Write-off of subsidiary’s
accounts payable	–	–	(369,213)	(369,213)
	(745,416)	(649,581)	(273,637)	(1,668,634)
Changes in non-cash working capital
Accounts receivable	(3,867)	(41,981)	(5,986)	(51,834)
Prepaid expenses	(4,799)	27,009	(33,209)	(10,999)
Accounts payable and
accrued liabilities	36,323	3,359	(55,777)	(16,095)
Accrued liabilities to related
parties	14,255	38,560	36,000	88,815
Advances from (repayments
to) related parties	–	(42,474)	178,574	136,100
	41,912	(15,527)	119,602	145,987
Cash Used in Operating Activities	(703,504)	(665,108)	(154,035)	(1,522,647)

Cash Flows Used In Investing Activities
Purchase of property and
equipment	(337)	(19,871)	(6,000)	(26,208)

Cash Flows Provided By Financing Activities
Advances from related parties	16,238	–	–	16,238
Private placement costs	(42,571)	–	–	(42,571)
Proceeds from sale of
common stock	727,790	931,580	300,733	1,960,103
	701,457	931,580	300,733	1,933,770

(Decrease) Increase in Cash and
Cash Equivalents	(2,384)	246,601	140,698	384,915

Cash and Cash Equivalents,
Beginning of Period	398,433	151,832	11,134	11,134

Cash and Cash Equivalents,
End of Period	$396,049	$398,433	$151,832	396,049

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 11)

(The accompanying notes are an integral part of these consolidated financial statements.)

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
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

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.	GOING-CONCERN

These consolidated financial statements have been prepared by management on the basis of generally accepted accounting principles applicable to a “going-concern”, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has an accumulated deficit during the exploration stage of $1,688,629 and total since inception of $9,133,381, has not yet commenced revenue-producing operations, and has significant expenditure requirements to continue to advance its exploration and development activities.

These consolidated financial statements do not reflect adjustments that would be necessary if the going-concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the going-concern assumption used in preparing these consolidated financial statements. Management intends to raise additional capital through share issuances to finance operations and invest in other business opportunities.

If the going-concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

The continuation of the Company as a going-concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company’s interest in the underlying properties, and the attainment of profitable operations. These consolidated financial statements have been prepared on a going-concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles. The Company is an exploration stage company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”.

	b)	Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary, LinuxWizardry Inc., a US corporation. All significant intercompany balances and transactions have been eliminated.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Foreign currency transactions are primarily undertaken in U.S. dollars. Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	e)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

	f)	Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on fair market value at the date of grant. Alternatively, a company may account for granted stock awards to employees under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and disclose pro forma income amounts, which would have resulted from recognizing such awards at the fair market value. The Company has elected to account for stock-based compensation for employees under APB No. 25 and make the required pro forma disclosures for compensation expense in accordance with SFAS No. 123. The Company accounts for stock issued for services to non-employees in accordance with SFAS No. 123. Compensation expense is based on the fair market value for stock award or fair market value of the goods and services received, whichever is more reliably measurable.

The options are granted for services provided to the Company. The fair value of the employees’ purchase rights under SFAS 123 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years Ended
	February 28,	February 28,	February 29,
	2006	2005	2004

Risk-free interest rate	N/A	3.38%	5.80%
Expected volatility	N/A	154%	50%
Expected dividends	N/A	–	–
Expected option life (in years)	N/A	3	0.50

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Stock-Based Compensation (Continued)

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share for the years ended February 28, 2005 and 2004 would have been as follows:

Years Ended
	February 28,	February 28,	February 29,
	2006	2005 restated	2004 restated

Net loss — as reported	$ (830,605)	$ (793,940)	$ (64,084)
Add: Stock-based compensation expense included in net loss -
as reported	N/A	82,000	–
Deduct: Stock-based compensation expense determined
under fair value method	N/A	(96,000)	(9,186)

Net loss — pro forma	$ (830,605)	$ (807,940)	$ (73,270)

Net loss per share (basic and diluted) — as reported	$ (0.01)	$ (0.01)	–
Net loss per share (basic and diluted) — pro forma	$ (0.01)	$ (0.01)	–

g)	Exploration Expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of a mining operation and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of a mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and the fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristic of mineral interests. The Company has investigated ownership of its mineral interests, and to the best of its knowledge, ownership of its interests is in good standing.

h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

i)	Assets Retirement Obligations

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re- measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Assets Retirement Obligations (Continued)

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

Although the Company has begun drilling, a reasonable estimate cannot be made at this time, therefore, no liability has been recorded. There is no effect on prior years as a result of adopting this new recommendation.

	j)	Financial Instruments

		i)	Fair value

The carrying values of cash and cash equivalents, marketable securities and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

		ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

		iii)	Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions.

		iv)	Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time. At February 28, 2006, the Company held foreign currencies of CDN $381,663 (US $323,436) (2005 – CDN $(19,116), US $(15,782)).

	k)	Long-Lived Assets

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

	l)	Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. Substantially all investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity, net of applicable taxes and other adjustments. The Company regularly reviews investment securities for impairment based on criteria that include the extent to which the carrying value of the investments exceeds its related market value, the duration of the market decline, the Company’s ability to hold to recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	m)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

	n)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2006 and February 28, 2005, the Company’s only component of comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

		Years Ended
	February 28,	February 28,	February 29,
	2006	2005 restated	2004 restated
Net loss for the year	$(830,605)	$(793,940)	$(64,084)

Other comprehensive income (loss)
Unrealized holding gain (loss) on investments	2,000	(54,000)	34,000
Comprehensive loss for the year	$(828,605)	$(847,940)	$(30,084)

o)	Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum, computer equipment is amortized on a straight-line basis over three years, and the vehicle is amortized on a declining-balance basis at 30% per annum.

p)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	p)	Recent Accounting Pronouncements (Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

The FASB has issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”, and No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, but they will not have any relationship to the operations of the Company therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

4.	PROPERTY AND EQUIPMENT

		February 28, 2006
		Accumulated	Net Carrying
	Cost	Amortization	Value

Computer hardware	$ 25,358	$ 25,358	$ –
Office furniture	1,408	898	510
Vehicle	15,531	5,866	9,665

	$ 42,297	$ 32,122	$ 10,175

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

4.	PROPERTY AND EQUIPMENT (Continued)

		February 28, 2005
		Accumulated	Net Carrying
	Cost	Amortization	Value

Computer hardware	$ 25,021	$ 18,323	$ 6,698
Office furniture	1,408	782	626
Vehicle	15,531	2,330	13,201

	$ 41,960	$ 21,435	$ 20,525

5.	MINERAL PROPERTIES

		February 28, 2006
		British
	Alaska	Columbia	China	Total

Acquisition costs:	$ –	$ 20,500	$ –	$ 20,500

Exploration and development costs:
Staking and recording fees	33,938		–	33,938
Geological consulting	229,442	3,875	–	233,317
Transportation	41,836	–	–	41,836

Incurred during the year	$ 305,216	$ 24,375	$ –	$ 329,591

		February 28, 2005
		British
	Alaska	Columbia	China	Total

Acquisition costs:	$ 1,023	$ 16,385	$ 39,000	$ 56,408

Exploration and development costs:
Field supplies and other	99	–	5,901	6,000
Assaying	–	1,059	7,603	8,662
Staking and recording fees	2,264	4,066	26,602	32,932
Geological consulting	–	4,560	46,555	51,115
Transportation	–	–	27,796	27,796

Incurred during the year	$ 3,386	$ 26,070	$ 153,457	$ 182,913

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	a)	Alaska Mineral Properties

i)

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original Fish Creek Claims agreement until March 7, 2007. Teryl will issue 100,000 common shares to the Company, and also agrees to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same.

		ii)	Granite Mountain Property: The Company staked three claim blocks consisting of a total of 148 mining claims located in the state of Alaska.

	b)	British Columbia Mineral Properties

		i)	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a)	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

			b)	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

			c)	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

		ii)	ORO Property: The Company acquired the ORO claim (20 units) in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a)	The Company paid $10,000 and issued 100,000 common shares.

			b)	The vendor will retain a 2% NSR. The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

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

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, whichever is greater. The Company is currently in Phase I.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase I.

	iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

6.	RELATED PARTY TRANSACTIONS

	a)	All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the year:

i)

Pursuant to a management services agreement, the Company accrued management fees of $30,000 (2005 - $30,000) to a company where the President of the Company is a director. These amounts are included in accrued liabilities at February 28, 2006.

		ii)	The Company paid a director’s fee of $12,000 (2005 - $12,000) to the President of the Company.

		iii)	Refer to Note 5(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 5(b) for ownership of mineral claims.

v)

At February 28, 2006, the Company is indebted in the amount of $88,815 (2005 - $74,560) representing unpaid management fees and rent to a company where the President of the Company is a director. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $31,922 (2005 - $35,013) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,	Advances	February 28,
	2005	(Repayments)	2006

Access Information Services, Inc.	$48,287	$–	$48,287
IAS Communications Inc.	(3,151)	–	(3,151)
JGR Petroleum, Inc.	64,599	1,500	66,099
J. Robertson, President and CEO	–	3,029	3,029
Rainbow Network	59,801	8,809	68,610
Reg Technologies Inc.	–	–	–
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	18,658	(37,316)	(18,658)
Teryl Resources Corp.	–	40,215	40,216

	$188,156	$16,237	$204,394

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

7.	COMMON STOCK

a)

During the year ended February 28, 2006, the Company completed a private placement and issued 3,000,000 units at a price of US$0.20 per unit for proceeds of $600,000. Each unit consists of one common share and one-half warrant. One whole warrant entitles the holder thereof to purchase an additional common share, exercisable for a period of two years from the date of closing, exercisable at a price of US$0.25 in the first year and US$0.30 in the second year. The 3,000,000 common shares and the common shares issued as part of the units upon conversion of the warrants are subject to a one-year hold period from the date of issuance of the units. The Company issued 100,000 shares and paid $42,571 in cash as a finder’s fee in connection with the private placement.

	b)	During the year ended February 28, 2006, the Company issued 50,000 common shares at a value of $0.41 per share pursuant to the mineral property agreement referred to in Note 5(b).

	c)	During the year ended February 28, 2005, the Company issued 25,000 common shares at a value of $0.19 per share pursuant to the mineral property option agreement referred to in Note 5(b).

d)

During the year ended February 28, 2005, the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares at a value of $0.39 as a finder’s fee pursuant to the mineral property option agreement referred to in Note 5(c).

e)

During the year ended February 28, 2005, the Company completed a private placement and issued 2,777,777 units at a price of US$0.18 per unit for proceeds of $620,850 (US$500,000) before issue costs of $2,185. Each unit consisted of one common share and one warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.18 per share for a two-year period. The Company issued 208,333 shares as a finder’s fee in connection with this private placement offering.

f)

During the year ended February 28, 2005, the Company completed a private placement and issued 1,219,500 units at a price of US$0.15 per unit for proceeds of $241,424 (US$182,925). Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.20 per share in the first year and US$0.25 per share in the second year.

8.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 28, 2006		February 28, 2005
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Balance, beginning of year	3,563,527	US$ 0.21	863,500	US$ 0.33
Granted	1,500,000	US$ 0.25	3,387,527	US$ 0.18
Exercised	(92,500)	US$ 0.20	(250,000)	CDN$ (0.15)
Forfeited / Expired	(160,000)	US$ 0.23	(437,500)	US$ (0.20)

Balance, end of year	4,811,027	US$ 0.20	3,563,527	US$ 0.21

As at February 28, 2006, the following share purchase warrants were outstanding:

	Exercise	Years Ended
	Price	2006	2005

October 18, 2005	$ 0.20	0	160,000
July 6, 2006	$ 0.07	0	16,000
November 18, 2005/2006	$ 0.20/$ 0.25	533,250	609,750
December 6, 2006	$ 0.18	2,777,777	2,777,777
February 21, 2007/February 21, 2008	$ 0.25/$ 0.30	1,500,000	0
		4,811,027	3,563,527

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

9.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. A summary of the changes in the Company’s common share purchase options is presented below:

	February 28, 2006		February 28, 2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	3,587,500	US$ 0.11	3,575,000	US$ 0.09
Granted	–	–	900,000	US$ 0.22
Exercised	(93,750)	US$ 0.10	(87,500)	US$ (0.10)
Forfeited / Expired	(1,050,000)	US$ 0.20	(800,000)	US$ (0.14)

Balance, end of year	2,443,750	US$ 0.13	3,587,500	US$ 0.11

Additional information regarding options outstanding as at February 28, 2006 is as follows:

		Outstanding		Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise price	shares	life (years)	price	shares	price

US$ 0.00 – $ 0.10	1,893,750	2.27	US$ 0.10	1,893,750	US$ 0.10
US$ 0.11 – $ 0.20	325,000	2.21	US$ 0.18	325,000	US$ 0.18
US$ 0.21 – $ 0.30	225,000	1.73	US$ 0.30	225,000	US$ 0.30

	2,443,750	2.21	US$ 0.13	2,443,750	US$ 0.13

During the year ended February 28, 2006, the total stock-based compensation recognized under the fair value method was $2,280 (2005 - $82,000) using the Black-Scholes option pricing model (Note 3(f)).

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted:

	Years Ended February 28,
	2006	2005

Expected life (years)	5	3
Interest rate	3.07%	3.38%
Volatility	78%	154%
Dividend yield	–	–

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

10.	COMMITMENTS

The Company entered into a two-year lease agreement to rent 1,018 square feet of office space commencing April 1, 2004. Subsequent to year-end, the Company extended the agreement to June 1, 2006. Basic annual rent is $30,336. The future commitment is as follows:

2007
Basic rent	$3,816
Property taxes and operating expenses	3,768
$7,584

11.	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended February 28, 2006:

	i)	50,000 common shares were issued with a fair market value of $20,500 as part consideration under the mineral property option agreement described in Note 5(c)(ii).

	ii)	100,000 common shares were issued for finder’s fees pursuant to a private placement agreement.

During the year ended February 29, 2005:

	i)	25,000 common shares were issued with a fair value of $4,750 as part consideration under the mineral property option agreements described in Note 5(b).

	ii)	50,000 common shares were issued with a fair market value of $19,500 as part consideration under the mineral property option agreement described in Note 5(c).

	iii)	50,000 common shares were issued with a fair market value of $19,500 for finder’s fees under the mineral property option agreement described in Note 5(c).

	iv)	208,333 common shares were issued for finder’s fees for a private placement offering (Note 7 (e)).

12.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

Year of		Year of
Loss	Amount	Expiration

2000	$164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010
2004	347,000	2011
2005	399,000	2015
2006	361,000	2016

	$2,761,000

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

12.	INCOME TAXES (Continued)

Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005

Income tax benefit computed at Canadian statutory rates	$283,569	$271,051
Amortization in excess of capital cost allowance	(3,648)	(1,825)
Share issuance and financing costs	(14,534)	0
Non-deductible stock-based compensation	(778)	(27,995)
Non-deductible write-down of investment	(683)	18,436
Utilized (unrecognized) tax losses	(263,926)	(259,667)

Future income tax benefit	$0	$0

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Excess of book value over market value of marketable securities	$2,731	3,414
Excess of undepreciated capital cost over net book
value of fixed assets	$2,635	$1,825
Excess of unused exploration expenditures for Canadian
tax purposes over net book value of resource properties	456,457	343,934
Net losses carried forward	942,605	845,306

	1,404,428	1,194,479
Valuation allowance for future income tax assets	(1,404,428)	(1,194,479)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

13.	RESTATEMENT

During 2004, the Company accrued $3,000 of rent and $9,000 of director’s fees all of which had already been paid. Also, during 2005 the Company accrued $6,000 of rent and $12,000 of director’s fees all of which had also been paid.

During the years ended 2004 and 2005 the Company expensed $30,152 in each of the years. These amounts represent amortization of discount on convertible debt, which was settled in 2002. Since the debt was settled in 2002, these amounts along with the remaining unamortized balance of $19,091 should have been fully expensed when the debt was settled.

As a result of the above errors, prior period statements have been retroactively restated to reflect the reversal of such errors. The effect of this correction on net loss and related per share amounts is as follows:

	2005	2004

Net loss as previously reported	$(842,092)	$(106,234)
Over accrued rent	6,000	3,000
Over accrued director’s fees	12,000	9,000
Amortization of debt discount	30,152	30,150

Net loss as restated	$(793,940)	$(64,084)

Basic net loss per share, as previously reported	$(0.01)	$(0.01)
Prior period adjustments	0.00	0.00

Basic net loss per share, as restated	$(0.01)	$(0.01)

14.	SUBSEQUENT EVENTS

	a)	The Company signed a consulting agreement with CEOcast, Inc. on March 8, 2006 for investor relations services at $7,500 per month for six months, and 350,000 shares of the Company common stock.

b)

The Company completed a private placement financing of US$2,000,000 on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”). The Discount Notes were issued at an issue discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and mature on November 8, 2007. The Company received proceeds of US$1,500,000 at closing with the remaining US$500,000 to be funded upon the filing of a resale registration statement with the United States Securities and Exchange Commission. The investors will also receive five-year warrants to purchase, in the aggregate, 5,000,000 shares of common stock at a conversion price of $0.50 per share and warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at a conversion price of $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or May 8, 2016. The Company will receive approximately $1,825,000 net proceeds from this transaction. The funds will be used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes.