Form 20-F/A
period 2006-02-28
LINUX GOLD CORP
filed 2007-03-05
CIK 1088158

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

Going concern assumption used by our auditor highlights doubts on our ability to successfully continue. Our consolidated financial statements have been prepared assuming we will continue on a going concern basis; however unless additional funding is obtained this assumption will have to change.

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

Administrative expenses in 2006 totaled $501,000 as compared to $611,000 in 2005. The expenses decreased from the prior year due not issuing stock-based compensation in 2006. Travel totaled $24,000 compared to $40,000 in 2005. A significant portion of the decrease relates to the decrease in consulting costs of $134,000 in 2006 as compared to $234,000 in 2005. This decrease was due to not granting stock options for stock-based compensation as compared to 2005.

We paid $330,000 for mining acquisitions and related exploration work in 2006 as compared to $183,000 in 2005.

Fiscal Year Ended February 28, 2005 compared to Fiscal year Ended February 28, 2004

Results of Operations

During fiscal 2005, we received no revenues from operations as compared to $nil revenues in 2004.

Administrative expenses in 2005 totaled $611,000 as compared to $312,000 in 2004. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $194,000 compared to $62,000 in 2004. Professional fees totaled $42,000 compared to $28,000 in 2004. We also incurred an imputed interest charge of $35,000 compared to $23,000 in 2004. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount increased during 2005 due to the additional advances received in the first three fiscal quarters of 2005, before being paid down in the last fiscal quarter of 2005. Consulting and subcontract expenses increased to $234,000 in 2005 from $174,000 in 2004. This increase was due to the inclusion of stock-based compensation of $100,000 recognized from the granting of stock options. Travel increased from $4,000 in 2004 to $40,000 in 2005 due to increased operations.

We paid $183,000 for mining acquisitions and related exploration work in 2005 as compared to $122,000 in 2004.

Fiscal Year Ended February 28, 2004 compared to Fiscal year Ended February 28, 2003

Results of Operations

During fiscal 2004, we received no revenues from operations as compared to $nil revenues in 2003.

Administrative expenses in 2004 totaled $312,000 as compared to $201,000 in 2003. The expenses increased from the prior year due to the increased activity of the Company. Office, rent and telephone totaled $62,000 compared to $13,000 in 2003. Professional fees totaled $28,000 compared to $16,000 in 2003. We also incurred an imputed interest charge of $23,000 compared to $90,000 in 2003. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 2004 due to the settlement of debt in 2003. Filing and regulatory expenses increased due to increased reporting activities. Consulting and subcontract expenses increased to $174,000 in 2004 from $17,000 in 2003. This increase was due to a payment of $100,000 to Barry Clarke and a payment of $30,000 to Capital Research for financing consulting.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The audited financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in note 2 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Fiscal Year Ended February 28, 2005 compared to Fiscal year Ended February 28, 2004

During 2005 we financed our operations by the issue of 4,543,110 common shares for cash proceeds of $931,580. This consists of the issue of 4,205,610 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $860,089 after issue costs, the issue of 87,500 common shares pursuant to the exercise of stock options for cash proceeds of $10,606, and the issue of 250,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $37,500.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 28, 2006.

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

Report of Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro- Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)

13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)
14.1	Consent of Independent Auditors - Smythe Ratcliffe LLP	(8)
14.2	Consent of Independent Auditors - Manning Elliott LLP	(8)

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

LINUX GOLD CORP.
REGISTRANT

Dated: March 2, 2007	By:	/s/ John G. Robertson
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

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
	Years Ended			May 1, 2003
				Through
	February 28,	February 28,	February 29,	February 28,
	2006	2005	2004	2006

General and Administrative Expenses
Amortization of property
and equipment	$10,686	$5,346	$–	$16,032
Consulting and subcontract	133,953	233,789	173,555	541,297
Filing and regulatory fees	14,632	26,103	26,113	66,848
Foreign exchange (recovery)	6,407	6,877	(38,254)	(24,970)
Imputed interest (Note 6(b))	31,722	35,013	22,960	89,695
Management and directors’
fees (Note 6(a))	30,000	30,250	34,500	94,750
Office, rent and telephone
(Note 6(a))	198,856	193,522	61,839	454,217
Professional fees	54,909	42,235	27,662	124,806
Travel	23,902	39,750	3,902	67,554
Less: Interest income	(4,053)	(1,858)	(624)	(6,535)
	501,014	611,027	311,653	1,423,694

Natural Resources
Exploration costs	309,091	137,342	61,298	507,730
Mineral acquisition costs	20,500	45,571	60,346	126,418
	329,591	182,913	121,644	634,148

Loss from Continuing Operations	(830,605)	(793,940)	(433,297)	(2,057,842)

Income from Discontinued Operations (Note 14)	–	–	369,213	369,213

Net Loss for the Period	$(830,605)	$(793,940)	$(64,084)	$(1,688,629)

Net Loss Per Share
Continuing operations – basic and diluted	$(0.01)	$(0.01)	$(0.01)
Discontinued operations – basic and diluted	–	–	0.01
Net loss per share – basic and diluted	$(0.01)	$(0.01)	$–

Weighted Average Number of Common
Shares Outstanding	64,981,000	61,345,000	58,664,000

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

LINUX GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006 and 2005
(Expressed in Canadian Dollars)

14.	DISCONTINUED OPERATIONS

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, effective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, discontinued operations consist of the Company’s former businesses.

The results of discontinued operations are summarized as follows:

				Cumulative
				From Inception
				May 1, 2003
	Year Ended	Year Ended	Year Ended	Through
	February 28,	February 28,	February 29,	February 28,
	2006	2005	2004	2006
	$	$	$	$

Revenue	–	–	–	–
Expenses	–	–	–	–
Net Operating Loss	–	–	–	–
Gain on write-off of subsidiary accounts
payable	–	–	369,213	369,213
Income From Discontinued Operations	–	–	369,213	369,213

Assets and liabilities disposed of comprised the following:

		February 28,		February 28,		February 29,
		2006		2005		2004
	$		$		$

Accounts payable		–		–		369,213
Total Liabilities		–		–		369,213

15.	SUBSEQUENT EVENTS

	a)	The Company signed a consulting agreement with CEOcast, Inc. on March 8, 2006 for investor relations services at $7,500 per month for six months, and 350,000 shares of the Company common stock.

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