Form 20-F/A
period 2006-02-28
LINUX GOLD CORP
filed 2007-03-05
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
AMENDMENT NO. 2

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

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 13, the consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as at February 28, 2005 and the consolidated statements of operations and deficit, cash flows and stockholders’ equity for the years ended February 28, 2005 and February 29, 2004 (these consolidated financial statements before the effects of the adjustments discussed in Note 13 are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 13, present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and the results of its operations and its cash flows for the years ended February 28, 2005 and February 29, 2004 in accordance with generally accepted accounting principles used in the United States.

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

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 13 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Smythe Ratcliffe, Chartered Accountants.

/s/ “Manning Elliott LLP”

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