Form 20-F/A
period 2006-02-28
LINUX GOLD CORP
filed 2007-03-30
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 3

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
Common Stock, no par value
(Title of Class)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
[   ] Yes [X] No

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
Yes [   ]   No [X]

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of
“accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]                            Accelerated file [   ]                                Non-accelerated filer [X]

 Indicate by check mark which financial statement the registrant has elected to follow.

Item 17.[   ]      Item 18. [X]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2
of the Exchange Act). Yes [   ]  No [X]

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

$/yd3 – dollars per cubic yard.

Alluvial - a term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold

Arsenopyrite - a major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity

Assay – a precise and accurate analysis of the metal contents in an ore or rock sample

Au - gold.

Auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials

 Biotite – dark-colored mica rich in iron, magnesium, and potassium

Breccia – a fragmental rock; any rock formation essentially composed of uncemented, or loosely consolidated, small angular

Colluvium - A loose deposit of rock debris accumulated through the action of gravity at the base of a cliff or slope.

Conglomerate – a sedimentary rock composed of rounded fragments larger than 2 mm in diameter.

Contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

Diamond drill – a large machine that produces a more or less continuous core sample of the rock or material being drilled.

Dike- a tabular igneous intrusion that cuts across the layering of the country rock.

Feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production

Foliated – said of a rock in which mineral grains have been aligned in a planar fabric by shearing or metamorphism.

Fracture - the general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress gm/mt or gpt - grams per metric tonne.

Gold deposit - means a mineral deposit mineralised with gold.

Gold resource – see geological or mineral resource

Grams per cubic meter - alluvial mineralisation measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

Graphite - a allotropic form of carbon found in nature

Greenstone – a rock in which the original igneous minerals are replaced by dark green metamorphic minerals.

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Hornblende – a dark a dark-colored, prismatic or needle-shaped mineral rich in iron, magnesium, sodium and calcium.

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

Intrusive - cuts across (is intrusive into)

Listwanite - (carbonate altered serpentinite) is associated with gold mineralization.

Lode mining – mining of gold bearing rocks, typically in the form of veins or stockworks

Mafic – said of a dark-colored, iron and magnesium rich igneous rock.

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

Mineral claim or mining claim - the portion of mining ground held under law by a claimant.

Mineralization - implication that the rocks contain sulphide minerals and that these could be related to ore.

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

Oz/yd3 – ounces per cubic yard.

opt – troy ounces per short ton

Placer - a place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

Pluton – an igneous rock or body formed at depth within the earth.

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

Pyrite – an iron sulfide mineral.

Quartz monzonite - a light-colored intrusive rock composed of quartz and feldspar with moderately abundant biotite and hornblende crystals

Reserve - that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled

Silicic – said of a light colored rock composed primarily of silica and aluminum.

Skarn - a finegrained metamorphic rock that is usually coloured green or red, ocassionally grey, black, brown or white. It forms through thermal metamorphism as the mineralogical, chemical and crystallographic changes in a solid-state rock, i.e. without melting, in response to new conditions of pressure and/or temperature, and/or introduction of fluids.

Slickensides - a polished, striated rock surface caused by one rock mass sliding over another in a fault plane

Stockwork - small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

Syenite – Potassium-rich intrusive rock; at Granite Mountain the syenite commonly has an abundance of mafic minerals.

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

Management has no Significant Minerals Exploration Technical Training. No member of our management team has significant technical training in minerals exploration or mining and starting and operating a mine. Due to these factors, our management may not be fully aware of many of the specific requirements related to working within his industry, that their decisions may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. This risk is that our operations, earnings and ultimate financial success could suffer due to management’s lack of experience in this industry.

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

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 state of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. We currently holds a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

The Fish Creek project is located 25 miles north of Fairbanks in an important mining district with permissive land status and excellent road access to the property. Currently, there are only primitive trails developed within the property to access exploration sites. The project is located within metamorphic and plutonic host rocks that are similar in composition and age to rock units that contain commercially viable mineralization elsewhere in the Fairbanks Mining District. The property is also located on a drainage that was mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization, however, very widely spaced placer drilling over a large area of the property conducted in 1996 indicated the presence of placer gold in the alluvial deposits. More extensive and closer spaced placer gold drilling conducted in 2004 confirmed the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

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

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (southeast) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. This program was an orientation survey to test the right limit bench of Fish Creek for a suspected buried placer gold-bearing channel. Magnetic surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics. A program of additional ground magnetics surveying followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

In May, 2004, we commenced a closely spaced magnetic survey over the previous magnetic targets that were discovered in 2003. The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel. Total cost of this program was about $8,500.

In July, 2004, a total of 20 soil samples were collected near Odden Creek with a hand held power auger to depths from 2 to 7.5 feet. These holes were placed on a grid pattern with a hole spacing of 200 feet to test for metal anomalies and to examine bedrock chips in proximity to intrusive colluvium found at the surface and in the stream bed. Several groupings of holes were weakly anomalous in gold pathfinder elements and identified as prospective lode gold targets. Total cost of this program was $1,800.

In September and October, 2004, a 22 hole (1,506 feet) reverse circulation drilling program was completed on the property. Twenty holes were drilled on two widely spaced lines (4,000 feet apart) to test the placer gold potential while two deeper holes were drilled near Odden Creek to test an intrusive-related lode gold target (Keener, 2005b). One of the deep holes intersected weakly anomalous concentrations of gold at a depth of 195 to 205 feet, whereas six of the twenty placer holes returned intervals with gold values in excess of 0.01 ounces of gold per cubic yard (Table 1.).

Fish Creek Hole Number	From (ft)	To (ft)	Thickness (ft)	Grade (oz/yd3)	Value ($/yd3)
UFL2 H1	40	45	5	0.0116	4.18
UFL2 H1.5	40	45	5	0.0129	4.64
UFL2 H2	40	45	5	0.0223	8.03
UFL2 H3	40	45	5	0.0629	22.64
UFL2 H3.5	40	47	7	0.0159	5.72
UFL10 H13	52	58	6	0.0108	3.89

Table 1. Significant drill holes from the 2004 Fish Creek placer drilling program. Gold price used is 3-year average (2002 to 2004).

These values suggest that there is a potential to develop a commercially viable alluvial gold resource on the Fish Creek project. Total cost of the combined placer and lode drilling program was approximately $54,000.

In the 2004 drilling program, samples were collected every five feet. Placer samples were concentrated on-site with a small hydraulic concentrator and panned to extract the visible gold. The placer gold particles were dried and weighed with a precision Haigis balance and retained in glass sample vials. Placer analysis was performed by Mr. Keener, who also is storing the gold samples and concentrate reject in his office located in Fairbanks, Alaska. Bedrock samples were collected in large sample bags and transported to the Kinross rock core storage facility in Fox, Alaska where they were subsequently transferred to Alaska Assay Laboratory for splitting and preparation. Reduced samples were sent to Nevada Assay Laboratory of Reno, Nevada to be analyzed for 69 elements by ICP-MS techniques and for gold by fire assay. The pulps and rejects are being stored by Alaska Assay Laboratory at their facility in Fairbanks, Alaska. Bedrock chip samples, collected every five feet from the two lode holes, are retained in conventional chip trays and are being stored in Mr. Keener’s Fairbanks office.

In June, 2005, we commenced an auger drilling program near Too Much Gold Creek to collect soil samples from the top of bedrock. An auger track rig was used to drill 36 holes to a maximum depth of 60 feet on lines spaced 500 feet apart where holes were spaced 200 feet apart. No significant mineralization was found in the 2005 soil sampling program. Soil samples were transferred to Alaska Assay Laboratory in Fairbanks, Alaska, for preparation and were analyzed by ICP-MS for 69 elements and fire assay for gold by Reno Assay Laboratory in Reno, Nevada. Pulps and rejects are being stored by Alaska Assay Laboratory at their Fairbanks facility. The total cost for the 2005 soil sampling program was $16,000.

Currently, there are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by

CIM Council on August 20, 2000. While encouraging in its results, the drill-hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

We anticipate utilizing the services of NordWand Enterprize and Avalon Development Corp. in the future to advance the exploration of the Fish Creek property. A two phase program has been recommended as follows:

1.

Phase One Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of recovered gold in subsequent production. Sampling procedures similar to those utilized in 2004 should be followed. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to develop measured mineral resources compliant with industry criteria (CIM). A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.

2.

Phase Two Step-out Reverse Circulation Drilling: if results of the Phase One infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted, to add greater detail to the outlined mineral resource and to develop additional measured mineral resources. Recommended Phase Two work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

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

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics. It strike N80E and dips vertically. The Beta zone is not explored over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe. The zone strikes NE/SW and dips 30° - 50° NW. It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slickensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

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

There currently are no resources or reserves on the Ty property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the previous drilling at Ty was not sufficient to allow estimation of CIM compatible resources or reserves

We do not consider the Ty property to be a material property.

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

We do not consider the Oro property to be a material property.

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

We do not consider the BLN gold property to be a material property.

Granite Mountain Property, Seward Peninsula, Alaska

In March 2005, we staked several mineralized areas in western Alaska, near Granite Mountain on the eastern Seward Peninsula, Alaska. Granite Mountain lies on the boundary of the historic Koyuk Mining District and Fairhaven Mining District and is known for the productive placer gold and platinum group metal deposits and igneous hosted base-metal, precious metal and uranium prospects located on its flanks. All the staked lands are State of Alaska public lands and open to mineral entry. A portion of the claims lie within the North West Arctic Borough. Staking was accomplished by helicopter and conforms to the MTRSC method of locating 160 acre state mining claims.

The Kiwalik igneous-hosted polymetallic property is located in western Alaska, approximately 240 kilometers (150 miles) northeast of the city of Nome and 56 kilometers (35 miles) north of the village of Koyuk (Candle B-5 and C-5 quadrangles). The property’s east boundary is four kilometers (2½ miles) west of Granite Mountain the tallest point on this part of the eastern Seward Peninsula, at 864 meters (2,835 feet) above sea level. The continental divide runs just east of the Kiwalik property and all streams originating within the property flow to the Kiwalik River, which flows north to Kotzebue Sound.

The Kiwalik Claim Block includes 120 State of Alaska 160 acre MTRSC mining claims covering almost 7770 hectares (19,200 acres) of state lands open to mineral entry The mining claims are located on the Quartz Creek pluton and the surrounding volcanic and sedimentary country rock and is thought to be prospective for lode deposits of precious metals and base metals.

The Peace River Claim Block includes 16 mining claims (4 square-miles) and is located on a satellite intrusive stock on the east flank of Granite Mountain at the headwaters of the Peace River. This area was examined in the early 1950s for its potential as a uranium prospect and was re-examined during the 1968 USGS Heavy Minerals Program. Samples of soil and rock indicated anomalous concentrations of base metals including over 2,000 ppm molybdenum obtained from a composite grab sample of veined syenite rubble. Pan concentrates collected from these headwater streams by the U.S. Geological Survey in 1951 and 1952 (Gault, et al, 1953, USGS Circ-250) showed an abundance of base metal sulfide minerals including bornite, as well as concentrations of uranothorianite and gummite (up to 0.76%eU) . Particles of placer gold were also found. The local concentration of uranothorianite in the placer deposits is believed to be the best lead to a potentially economic uranium lode deposit.

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

Linux GOLD CORP.

GRANITE MOUNTAIN GOLD-POLYMETALLIC PLATINUM PROJECT

GRANITE MOUNTAIN PROJECT AREAS

R14W
161°30'
R12W
161°00'
To Candle
15 Miles
T4N
Quartz Creek
Kiwalik River
65°30'
Kiwalik
Claims
T1N
T1S
2844
Granite
Mtn.
Peace
Claims
65°30'
EXPLANATION
Aluvium
Basalt flows
Graywacke, Mudstone
Monzonite, Syenite
Andesite
Limestone
Schist
Metal
Anomaly
Fault
Tractor
Trail
Mine
Landing
Strip
Thermal
Spring
Ag, Au,
Cu,Pb,Zn
Mineralization
Precision
Graphics
5 miles
8 kilometers
Peace River
Dime
Claims
Haycock
65°15'
Koyuk River
Dime
Landing
T4S
R15W
161°30'
R15W

Geology, anomalous mineralization and Linux claims in the Granite Mountain area.

KIWALIK CLAIM GROUP
Widespread alteration and mineralization indicate a large-tonnage, igneous-hosted polymetallic deposit may be found. These rocks are prospective for porphyry: Cu, Cu-Au and Sn-Ag deposits, as well as higher-grade stockwork vein and epithermal precious metals deposits.

PEACE RIVER CLAIM GROUP
Excellent potential for high-density, stockwork vein: Mo-Cu-U-Au-Ag deposits within intrusive host.

DIME CREEK CLAIM GROUP
The Dime Creek placer Au-PGM deposit produced approximately 40,000 ounces of gold and 400 ounces of platinum from 1915 to present by small-scale operations working high-grade pay gravel. Significant placer resources remain in creek and bench placers, while lode sources of precious metals await exploration and discovery.

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is located in a remote region in western Alaska, about 240 kilometers (150 miles) by air northeast of the city of Nome. Nome is a modern city of about 4,000 residents with an international airport, a recently improved small boat harbor, and barge loading facilities. Villages near the property include Koyuk, 56 kilometers (35 miles) to the south, Council, about 130 kilometers (80 miles) to the west, and Buckland, about 97 kilometers (60 miles) to the north. There are several winter trails that may be permitted by government regulatory agencies to access the property with heavy equipment from Koyuk, Council, or Kiwalik Lagoon, about 64 km (40 miles) to the north. Currently, there is no improved overland access to the property and the only immediate access is by air transport. Koyuk, the nearest village to the Kiwalik property, is located at the mouth of the Koyuk River at the northeast head of Norton Bay. Koyuk enjoys a 760 meter (2,500 foot) airstrip capable of landing a loaded DC-6. Barge facilities are limited to loading from a stationary barge moored to the western bank of the Koyuk River. Koyuk is the seat of the Koyuk Village Corporation and owns the surface of the lands from the coast to the south shore of the Koyuk River near

Dime Landing, 35 kilometers (22 miles) to the north. The Koyuk River is shallow and, without dredging, is only navigable by shallow-draft watercraft, barges and landing craft.

A fifty-foot easement from Koyuk to Dime Landing exists through the private corporate lands and allows for passage of heavy equipment. A native allotment at Dime Landing has been applied for by a resident of Koyuk, however, the grant has not been approved by the Bureau of Land Management. From Dime Landing to the Kiwalik mining claims, access is by way of existing winter trails for which authorization from the appropriate regulatory agencies must be acquired. Several airstrips are located near the Kiwalik property: at Granite Mountain, Quartz Creek, Bear Creek and at Haycock, near the Dime Creek claim block. The Granite Mountain airstrip was constructed by the U.S. Air Force in 1957 to support the U. S. Department of Defense microwave relay facility (“White Alice”) on the summit of Granite Mountain. This facility was decommissioned in 1978 and lies abandoned. The Granite Mountain airstrip is located about five kilometers (three miles) east of the Kiwalik property at an elevation of 380- 400 meters (1250-1300 feet ) above sea level. It is improved with crushed and graded gravel over a length of 1220 meters (4,000 feet ). The landing surface is occasionally maintained by local miners and hunters who use it as primary access to stage equipment and supplies to outlying mines and hunting camps. The Granite Mountain airstrip is formally closed to the public, however, local air charter services have permission to land there.

The Quartz Creek airstrip, at 305 meters (1,000 feet) above sea level, is limited to short take-off and landing aircraft and is located about 800 meters (one-half mile) east of the Kiwalik property. The Bear Creek airstrip is150 meters (500 feet) above sea level and about 460 meters (1,500 feet) long and has been maintained well by the local placer miners. This airstrip is located about 15 kilometers (9 miles) northeast of the Kiwalik property and is linked the Granite Mt. airstrip and the Kiwalik property by unimproved trails. The airstrip at Haycock is 520 meters (1,700 feet) long, but has not been maintained for several years.

The property is rugged and dominated by tundra and talus covered hills and ridges. Elevation varies from approximately 137 meters (450 feet) along the Kiwalik River, to 512 meters (1680 feet) on Weather Ridge; and climbs to 864 meters (2835 feet) a few kilometers to the east at Granite Mountain. Outcroppings of bedrock are sparse. Valley floors are narrow and recently developed, perhaps initiated by former alpine glaciation and controlled by regional structures. The climate is semi-arid with short moderate summers and long cold winters, typical of subarctic, interior Alaska.

The area is usually snow-free from early June to mid-September. There is no infrastructure developed on the any of the claim blocks on the property and no power is available. As development of the property progresses roads and other infrastructure may allow for year-round operation.

GEOLOGIC SETTING

Country rocks underlying the Granite Mountain area consist of interlayered mafic lava flows and sedimentary rocks deposited over a time span lasting from about 160 million years to about 110 million years ago. The sedimentary rocks are predominantly pebbly sandstone, but include sparsely scattered conglomerate and mudstone. The mudstone is composed of numerous layers that are one to several centimeters thick. In the conglomerate well rounded volcanic fragments as large as 5 cm in diameter are suspended within a fine to medium grained sandy matrix. Layering in the conglomerate, if present, is too thick to be observed in outcrop.

The interlayered lava flows and sedimentary rocks are crosscut by numerous dikes and larger intrusive bodies. The Kiwalik claim block is centered around the ~109 million year old quartz monzonite of the Quartz Creek pluton. The Peace River claim block is underlain in part by a syenitic intrusion that is a satellite of the larger Granite Mountain syenite. Dikes range in composition from mafic rocks similar to the lava flows, to silicic rocks more like the larger plutonic bodies. All of the volcanic rocks in the prospect area have been metamorphosed to greenstone. Many of the volcanic rocks are magnetic; some have traces of very fine-grained sulfide minerals, probably pyrite. Primary igneous and sedimentary features are preserved and the rocks are not foliated.

The structural geology of the Granite Mountain area is poorly understood, but landforms and drainage patterns suggest that the bedrock in the prospect area is tilted, folded, and faulted. The few bedding orientations measured during reconnaissance mapping in 2005 suggest broad folding around a west or northwest trending axis and are consistent with bedding orientations mapped in outcroppings north and east of the prospect area. In some parts of the Dime Creek claim block the tilted lava flows and sedimentary rocks are overlaid by younger, mostly flat-lying lava flows. These younger flows have been eroded away in the Kiwalik and Peace River claim blocks.

Mineralization within the Kiwalik claim block is concentrated along the eastern contact of the Quartz Creek pluton,

where it abuts volcanic and sedimentary country rocks. At the north end of the Kiwalik claim block mineralized rocks and silicic dikes are exposed in a fault zone that crops out along the west bank of Quartz Creek. On Gossan Ridge, deeply weathered sulfide veins are marked by rusty orange and red altered rock that locally have elevated contents of gold and base metals.

During August of 2005, we conducted geologic mapping and geochemical sampling on the Kiwalik, Peace River, and Dime Claim Blocks. Although the results to date are very encouraging, no trenching or drilling has taken place. No quantifiable mineral resource has been established on any part of the properties. Phase I orientation and reconnaissance exploration consisted of mapping rock contacts and units and collecting rock, soil, stream sediment and pan concentrate samples during ridge and stream traverses. This work confirmed and added more detail to previous mapping and sampling performed by the U.S. Geological Survey. Phase II mineral exploration during 2006 is recommended to consist of an airborne geophysical survey, additional geological mapping and geochemical sampling, and drilling two- 1,000 ft and four- 500 ft (total 4,000 ft) diamond drill holes.

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

At the ground surface, the Quartz Creek mineral trend appears to be zoned and can be partitioned into base-metal deposits within the volcanic wallrock and precious-metal deposits within both intrusive and volcanic rocks. Soil and rock samples collected within the base-metal zones are anomalous in gold, silver, and antimony and highly anomalous in lead and zinc. Precious metal zones were sampled with a soil grid placed on veined, brecciated, and oxidized volcanic rock, as well as with grab samples of veined and intensely altered intrusive rock, resulting in anomalous concentrations of gold, silver, arsenic, lead, copper, and antimony. Pan concentrates that were collected on the upper branches of the Kiwalik River show a marked enrichment of gold where the streams erode mineralized intrusive bedrock.

The Peace claims were sampled similarly to the Kiwalik claims, but to less extent. This work indicates that the eastern branch of the headwaters of the Peace River is eroded into mineralized syenite and is anomalous in precious and base metals in a relatively narrow trend, striking northeast. Pan samples resulted in highly anomalous concentrations of gold, tungsten, and uranium; whereas, rock and soil samples were anomalous in gold, silver, antimony, and lead and were highly anomalous in molybdenum, copper, and bismuth.

Exploration and development activities, require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. Linux currently holds a valid Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

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

•      The Gossan Ridge sub-volcanic gold-silver-copper prospect.

•       The Saddle “cordilleran-vein” lead-zinc-silver prospect.

•      The Quartz Creek plutonic gold-copper-bismuth prospect.

•      The Peace River plutonic molybdenum-copper-gold-uranium prospect.

•      An additional hole will be placed to drill into the cupola of the Quartz Creek pluton to investigate the volcanic thermal contact zone overlying the intrusive.

Continue the geochemical surveying program by expanding the soil grids on the Gossan Ridge and Peace River prospects, place a soil grid on the Saddle prospect, and run discreet soil lines across linear structures identified in the geophysical survey or through surface geological mapping. Ongoing geological mapping will be conducted at a scale of 1:63,360 in previously unmapped areas and at a scale of 1:10,000 for detailed structural and mineralogical data.

The proposed budget to accomplish these goals is (U.S.) $1,500,000. Contracts and permits are currently being negotiated and applied for to start-up field work. There are no conditions that must be met in order to obtain or retain title to the property.

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

During the year ended February 28, 2004:

e)

During the year ended February 29, 2004, the Company completed a private placement and issued 875,000 units at a price of US$0.20 per unit for proceeds of US$175,000. Each unit consisted of one common share and one- half warrant. One whole warrant entitles the holder to purchase one additional common share at a price of US$0.20 per share for a one year period.

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

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations (option payments necessary to retain property interests)(1)	$555,000 and 200,000 shares	-	$555,000 and 200,000 shares	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations	$28,395	$25,918	$2,477	-	-
Purchase Obligations	$25,000	$25,000	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	$608,395 and 200,000 shares	$50,918	$557,477 and 200,000 shares	-	-

(1) On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

(i) pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, whichever is greater. The Company is currently in Phase I.

(ii) issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase I.

(iii) incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

We do not deem this to be a material property.

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

A          . MAJOR SHAREHOLDERS.

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

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.           USE OF PROCEEDS.

Not applicable

ITEM 15.           CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President, and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable , and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended February 28, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

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

Report of Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)

2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)
14.1	Consent of Independent Auditors	(8)
14.2	Consent of Independent Auditors	(8)

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

LINUX GOLD CORP.
REGISTRANT

Dated: March 28, 2007	By:	/s/ John G. Robertson
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