Form 20-F
period 2007-02-28
LINUX GOLD CORP
filed 2007-07-23
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANG COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2007

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30084

LINUX GOLD CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada
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

Title of Each Class	Outstanding at February 28, 2007
Common Shares, no par value	71,250,099

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [   ]

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

BUSINESS OF LINUX GOLD CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $3,898,870 in the year ended February 28, 2007 (2006 - $810,105 (re-stated); 2005 - $748,369 (re-stated)). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

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

ITEM 3.           KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2007 and February 28, 2006, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 28, 2007 and February 28, 2006 have been audited by Smythe Ratcliffe LLP, Chartered Accountants. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 3 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2007, US$1.00 was equal to approximately C$1.17.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

Fiscal Years Ended February 28/29

	2007	2006	2005 (Re-stated)	2004 (Re-stated)	2003

Net Revenue	$ -	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(3,898,870)	(810,105)	(748369)	(372,951)	(125,020)
Income (loss) from discontinued operations	-	-	-	369,213	(25,000)
Income (loss) from continuing operations per Common Share	(0.06)	(0.01)	(0.01)	(0.01)	-
Income (loss) from discontinued operations per Common Share	-	-	-	0.01	-
Total Assets	737,837	669,057	650,625	382,956	92,719
Working Capital (deficit)	(651,053)	69,670	128,204	(91,924)	(514,235)
Shareholders’ Equity (deficit)	(334,974)	206,262	254,646	(25,578)	(514,233)
Cash Dividends per common share	$ nil	$ nil	$ nil	$ nil	$ nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.17 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 28, 2007. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 13, 2007, the Noon Buying Rate was CDN$ 1.1233 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
November	2006	1.1474	1.1275
December	2006	1.1652	1.1415
January	2007	1.1824	1.1647
February	2007	1.1852	1.1586
March	2007	1.1136	1.0701
April	2007	1.1583	1.1068
May	2007	1.1810	1.1530

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High	February 29/28
2007	1.1374	1.0989/1.1852	1.17
2006	1.1992	1.1379/ 1.2425	1.1379
2005	1.2888	1.1774/1.3968	1.2314
2004	1.3667	1.269 / 1.4905	1.3405
2003	1.5438	1.5995 / 1.488	1.4880

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

As noted in our audited consolidated financial statements for the year ended February 28, 2007 we have incurred significant operating losses and have an accumulated deficit of $ 12,985,227 at February 28, 2007. Furthermore, we had working capital deficit of $ 651,053 as at February 28, 2007, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 28, 2007 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

ITEM 4.           INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extra-provincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 71,250,099 shares were issued and outstanding as of February 28, 2007 and 73,650,646 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

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

Since our inception and during the three fiscal years ending in February 2007, we have been involved in oil and gas exploration/production and mineral property exploration. We have investigated several mineral properties in Canada, the United States, China and Chile.

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

Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp., have staked claims in the Granite Mountain property in Alaska, have staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District, and 12 State of Alaska mining claims (760 acres) located on the Dime Creek alluvial gold and platinum deposit. Linux Gold Corp is 100% owner of the claims, and an option on a private company, which has an option to earn up to 85% of a mining property in Hebei Province, China.

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

In October 2006, six new geophysical targets were located on the Fish Creek property. An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Teryl Resources Corp. we planned to implement an exploration program durig the winter of 2006 on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.

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

2.

          Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step- out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

Dime Creek Property

In November 2006, we receive the results of a preliminary heavy mineral sampling program on the Dime Creek mineral property in western Alaska, about 150 miles east of Nome. Dime Creek is located 16 miles south of the Granite Mountain polymetallic prospect, also being explored by Linux Gold Corp. The Company owns 12 State of Alaska mining claims (760 acres) located on the Dime Creek alluvial gold and platinum deposit.

Jeff Keener, our project manager for our Granite Mountain exploration program, collected placer samples from six widely spaced locations along the stream, including virgin gravel, old tailings, and dumps alongside shafts. Shallow pits were dug with a shovel and placer samples were concentrated on-site with a goldpan. Multiple pans were collected from each site and bulked together as a single sample. All visible gold particles were removed and weighed to obtain placer ore-grades and the remaining concentrates were analyzed for gold, platinum, and other elements by Acme Laboratories using fire assay and ICP-ES techniques.

Two samples of virgin gravel and bedrock yielded coarse particles of lustrous placer gold with ore grades of 0.035 and 0.087 ounces of gold per cubic yard. The purity of the placer gold previously recovered on Dime Creek is unusually high and reported to be 950 fine. No grains of native platinum were observed in the pan samples, however, assays of the remaining concentrates returned concentrations of 633 ppb and 9230 ppb of platinum for the respective placer samples. Other samples of tailings and dumps yielded finer grains of placer gold and contained up to 816 ppb platinum.

The alluvial deposits on Dime Creek are composed of mostly volcanic andesite and basalt sand and gravel with occasional cobbles of intrusive olivine dunite. Where seen, bedrock underlying the stream is the same volcanic rock as found in the gravel. This relationship and in consideration of the high purity of placer gold and the significant component of platinum suggests a mafic-ultramafic source for the precious metals.

Based on the positive results of the preliminary sampling and the observation that large amounts of un-mined placer material remain within the drainage, Keener recommends a Phase One placer examination in 2007. This program would include mapping and sampling of the old mine workings, digging pits and sampling placer gravel in un-mined ground, and identifying targets for mechanical exploration in 2008. In addition to the placer examination, soil and rock samples would be collected along valley walls and rims to investigate possible sources for the gold and platinum found in the stream deposits.

Other nearby streams were also sampled for heavy minerals, including the upper part of Quartz Creek, several miles northwest of Granite Mountain. Multiple-pan, bulk samples were collected within an old placer mine pit, yielding fine grains of placer gold and giving ore-grades of 0.003 and 0.008 ounces of gold per cubic yard. The remaining concentrates were analyzed by Acme Laboratories using ICP-MS techniques and resulted in 92.5 ppm and 186.2 ppm uranium, as well as elevated amounts of hafnium, niobium, tantalum, yttrium, thorium, tungsten, and zircon. These results suggest an intrusive source of rare-earth zircon and warrant further geological investigation in the upper part of the drainage.

The preliminary results of the 2006 exploration program indicate two new and significant gold anomalies were located by geochemical sampling of soils and rocks, one at the head of the Kiwalik River and the other on the lower reach of Quartz Creek. Limited core drilling verified significant base metal mineralization at the Saddle Prospect and indicate gold mineralization at the Quartz Pluton Prospect. Pan samples of alluvial deposits at Dime Creek revealed high-grade placer gold and platinum concentrations, as well, as uranium at the head of Quartz Creek.

The results of the 2006 exploration program suggest the potential to locate important deposits of precious and base metals on the Granite Mountain and Dime Creek properties. The following highlights are offered for review:

•

Samples of mineralized rocks at the surface of the Saddle Prospect yielded assays of up to 2.58 g/t gold, 250 g/t silver, and 3.0% combined lead and zinc. Soil samples collected on a 100m x 100m grid placed over the Saddle Prospect defined a new precious metal anomaly on an altered contact zone over an area measuring 1,500 meters by 200 to 300 meters with concentrations of gold to 148 ppb and silver to 12.8 ppm. Coincident arsenic anomalies (arsenic to 9,817 ppm) are found in soils overlying the plutonic and volcanic rocks outboard of the gold and silver anomaly within the contact zone.

•

A new gold prospect was found in exposures of oxidized veins within intensely altered plutonic rocks along Quartz Creek at the north end of the claims. Grab samples of rocks, over a distance of 550 meters of exposed gossan, yielded assays of gold from114 to 325 ppb, silver from 10.6 to 35.4 ppm, with copper to 872 ppm and combined lead and zinc to 2.1%.

  The Gossan Ridge soil grid (100m x 100m) was extended to the west and indicate a low-level precious metal anomaly over an area of about 1,300 meters x 100 to 400 meters with concentrations of gold to 66 ppb, silver to 9.5 ppm, lead to 2,163 ppm, and zinc to 3,223 ppm.

  Pan concentrates collected from the head of Quartz Creek yielded visible grains of gold and values of uranium to 186.2 ppm and thorium to 685.9 ppm.

  Significant molybdenum-uranium mineralization was found in silicified, syenite breccia at the Peace River Prospect where rock samples gave concentrations of molybdenum from 587 to 632 ppm, uranium from 65.8 to 131.9 ppm, and silver to 4.0 ppm. Two rock samples collected near this site in 2005 assayed 1,111 and 1,159 ppm molybdenum with copper to 561 ppm copper and silver to 5.1 ppm.

  Pan samples of alluvial gravels within old placer workings on Dime Creek yielded grades of 1.4 to 3.5 grams of coarse gold per cubic meter. Assays of the pan concentrates yielded platinum from 0.63 to 9.23 g/t and chromium to 1.2%. Documentation of early mining indicates that the placer gold found on Dime Creek is of unusually high purity, averaging 960 fine. The high purity of the placer gold and the presence of platinum and chromium in the concentrates suggests the presence of mineralized plutonic rocks within the drainage.

  Two other gold prospects were found in scout sampling with gold assays as high as 3.48 g/t in soils collected near an exposure of silicified volcanic rocks.

Four small-diameter (BXTW), diamond drill holes were also completed for a total of 2,970 feet during 2006 and the final results from the split core samples have been received. All drill holes intersected well mineralized, hydrothermally altered volcanic rocks, intruded by dikes or sills of syenite and granodiorite, and both invaded by later swarms of narrow rhyolitic to dacitic dikes. Alteration patterns exhibit propyllitic, sericitic, and potassic assemblages going into the plutonic rocks. The volcanic rocks are composed of clastic flows, from fine-grained tuffs and siltstones to coarse sandstones. The volcaniclastic country rocks display brittle fracture and have high to very high quartz and quartz-carbonate vein densities. These rocks are considered to be ideal hosts for deposition of fracture-filling mineralization.

The best results were found in Hole 3 (KW06-03), drilled to a depth of -499 feet at an angle of -60° to explore the contact zone of the volcanic country rock and altered intrusive rocks at the Saddle Prospect. Significant base metal mineralization was intersected at the surface. From -5 feet to -110 feet, six 5-ft intervals exceeded 1,000 ppm lead (up to 6,600 ppm) and twelve intervals exceeded 1,000 ppm zinc with three intervals exceeding 10,000 ppm (1.1% to 2.3%) zinc and silver is present to 10.2 grams per ton.

Hole 2 (KW06-02) was placed at the Quartz Pluton Prospect, located ~2,000 meters south of Hole 3, and was also drilled at an angle of -60° to explore the contact zone to a depth of 767 feet. This hole intersected rocks similar to Hole 3 and penetrated a stibnite rich zone from -260 feet to -420 feet where seventeen 5-ft intervals exceeded 100 ppm antimony with two intervals exceeding 4,000 ppm. Towards the base of the antimony zone, vein densities increase and the volcaniclastic andesite is intruded by dacite breccia with a narrow zone of gold mineralization from -395 to -405 feet. Assays for gold average 0.28 grams per ton and silver average 9.15 grams per ton within the breccia zone.

Jeff Keener, project geologist, has noted that polymetallic mineralization has been traced for 17 kilometers along the Kiwalik Mineral Trend and that the evidence gathered so far, suggests the possibility of locating porphyry-related epithermal and mesothermal vein deposits, as well as intrusive-hosted gold and molybdenum deposits on the Granite Mountain mining claims. In addition, Keener says the Dime Creek alluvial gold and platinum deposit has a high potential for development and production. Keener recommends a 9,000 feet drilling program with details of the 2007 exploration program to be announced.

In February 2007, the 2007 exploration program was submitted by our Geologist, Jeff Keener. The exploration program on the Dime Creek & Quartz Creek (near Granite Mountain, Alaska) will consist of mapping historical placer workings, collecting pan samples from the placer workings and in un-mined ground, and to analyze the concentrates for gold, platinum and uranium. The goal of this program is to identify placer and lode drill targets, and determine the source of the high grade pan concentrates for potential lode deposits.

The Dime Creek and Quartz Creek properties assays from 7 pan concentrates are as follows:

Sample #	Location	Placer Grade (oz/m3)	ICP - MS*
			Au (ppb)	Pt (ppb)	U (ppm)
60302	Dime Ck	0.113	786	9230	0.6
60305	Dime Ck	0.045	84	633	0.5
60306	Dime Ck	0.006	6	816	0.6
60307	Dime Ck	nil	3	127	0.6
60317	Unnamed Ck	0.003	749	13	36
60321	U. Quartz Ck	0.004	325	5	92.5
60322	U. Quartz Ck	0.010	713	7	186.2
* ICP - MS performed after removal of coarse placer gold

Jeff Keener completed the placer grades, Alaska Assay Labs did the fire assays, and Acme Analytical Lab did the Pt and U ICP-MS analysis.

An additional work program for 2007 is to be announced on the Granite Mountain property, in Alaska, upon completion of last year’s exploration report.

We do not consider the Dime Creek property to be a material property.

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

BLN is located at the northern edge of the Northern China Platform, which is mainly composed of Archean crystallized basement. The most common rocks in this area are Archean metamorphic rocks including schist, gneiss, granulite, plagioamphibolite, marble, quartzite, and migmatite. Locally, the outcrops of the Jurassic sedimentary and volcanic rocks can be seen, which include shale, sandstone, basalt and andesite.

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

Livengood-Tolovana Mining District Claims

In May of 2006, the Company staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District. Linux Gold Corp is 100% owner of the claims. The Linux Gold Corp claims are strategically placed to capture key target areas for gold mineralization based upon new data issued by the state Geological Survey. Exploration will focus toward collecting large volume samples in search of low-grade, high tonnage deposits with locally high-grade gold concentrations, characteristic of the gold-endowed geologic setting.

We do not consider the Livengood-Tolovana property to be a material property.

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

• Continue the geochemical surveying program by expanding the soil grids on the Gossan Ridge and Peace River prospects, place a soil grid on the Saddle prospect, and run discreet soil lines across linear structures identified in the geophysical survey or through surface geological mapping.

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

The preliminary results of the 2006 exploration program indicate two new and significant gold anomalies were located by geochemical sampling of soils and rocks, one at the head of the Kiwalik River and the other on the lower reach of Quartz Creek. Limited core drilling verified significant base metal mineralization at the Saddle Prospect and indicate gold mineralization at the Quartz Pluton Prospect. Pan samples of alluvial deposits at Dime Creek revealed high-grade placer gold and platinum concentrations, as well, as uranium at the head of Quartz Creek.

The results of the 2006 exploration program suggest the potential to locate important deposits of precious and base metals on the Granite Mountain and Dime Creek properties. The following highlights are offered for review:

•

Samples of mineralized rocks at the surface of the Saddle Prospect yielded assays of up to 2.58 g/t gold, 250 g/t silver, and 3.0% combined lead and zinc. Soil samples collected on a 100m x 100m grid placed over the Saddle Prospect defined a new precious metal anomaly on an altered contact zone over an area measuring 1,500 meters by 200 to 300 meters with concentrations of gold to 148 ppb and silver to 12.8 ppm. Coincident arsenic anomalies (arsenic to 9,817 ppm) are found in soils overlying the plutonic and volcanic rocks outboard of the gold and silver anomaly within the contact zone.

•

A new gold prospect was found in exposures of oxidized veins within intensely altered plutonic rocks along Quartz Creek at the north end of the claims. Grab samples of rocks, over a distance of 550 meters of exposed gossan, yielded assays of gold from114 to 325 ppb, silver from 10.6 to 35.4 ppm, with copper to 872 ppm and combined lead and zinc to 2.1%.

•

The Gossan Ridge soil grid (100m x 100m) was extended to the west and indicate a low-level precious metal anomaly over an area of about 1,300 meters x 100 to 400 meters with concentrations of gold to 66 ppb, silver to 9.5 ppm, lead to 2,163 ppm, and zinc to 3,223 ppm.

•	Pan concentrates collected from the head of Quartz Creek yielded visible grains of gold and values of uranium to 186.2 ppm and thorium to 685.9 ppm.

•

Significant molybdenum-uranium mineralization was found in silicified, syenite breccia at the Peace River Prospect where rock samples gave concentrations of molybdenum from 587 to 632 ppm, uranium from 65.8 to 131.9 ppm, and silver to 4.0 ppm. Two rock samples collected near this site in 2005 assayed 1,111 and 1,159 ppm molybdenum with copper to 561 ppm copper and silver to 5.1 ppm.

•

Pan samples of alluvial gravels within old placer workings on Dime Creek yielded grades of 1.4 to 3.5 grams of coarse gold per cubic meter. Assays of the pan concentrates yielded platinum from 0.63 to 9.23 g/t and chromium to 1.2%. Documentation of early mining indicates that the placer gold found on Dime Creek is of unusually high purity, averaging 960 fine. The high purity of the placer gold and the presence of platinum and chromium in the concentrates suggests the presence of mineralized plutonic rocks within the drainage.

•	Two other gold prospects were found in scout sampling with gold assays as high as 3.48 g/t in soils collected near an exposure of silicified volcanic rocks.

Four small-diameter (BXTW), diamond drill holes were also completed for a total of 2,970 feet during 2006 and the final results from the split core samples have been received. All drill holes intersected well mineralized, hydrothermally altered volcanic rocks, intruded by dikes or sills of syenite and granodiorite, and both invaded by later swarms of narrow rhyolitic to dacitic dikes. Alteration patterns exhibit propyllitic, sericitic, and potassic assemblages going into the plutonic rocks. The volcanic rocks are composed of clastic flows, from fine-grained tuffs and siltstones to coarse sandstones. The volcaniclastic country rocks display brittle fracture and have high to very high quartz and quartz-carbonate vein densities. These rocks are considered to be ideal hosts for deposition of fracture-filling mineralization.

The best results were found in Hole 3 (KW06-03), drilled to a depth of -499 feet at an angle of -60° to explore the contact zone of the volcanic country rock and altered intrusive rocks at the Saddle Prospect. Significant base metal mineralization was intersected at the surface. From -5 feet to -110 feet, six 5-ft intervals exceeded 1,000 ppm lead (up to 6,600 ppm) and twelve intervals exceeded 1,000 ppm zinc with three intervals exceeding 10,000 ppm (1.1% to 2.3%) zinc and silver is present to 10.2 grams per ton. Within this section is a higher grade zone, with average values summarized as:

Saddle Prospect

Drill Hole	From	To	Length	Lead	Zinc	Silver
	(ft)	(ft)	(ft)	(ppm)	(ppm)	(ppm)

KW06-03	-70	-105	35	2,374	9,396	5.1

Hole 2 (KW06-02) was placed at the Quartz Pluton Prospect, located ~2,000 meters south of Hole 3, and was also drilled at an angle of -60° to explore the contact zone to a depth of 767 feet. This hole intersected rocks similar to Hole 3 and penetrated a stibnite rich zone from -260 feet to -420 feet where seventeen 5-ft intervals exceeded 100 ppm antimony with two intervals exceeding 4,000 ppm. Towards the base of the antimony zone, vein densities increase and the volcaniclastic andesite is intruded by dacite breccia with a narrow zone of gold mineralization from -395 to -405 feet. Assays for gold average 0.28 grams per ton and silver average 9.15 grams per ton within the breccia zone.

Jeff Keener, project geologist, has noted that polymetallic mineralization has been traced for 17 kilometers along the Kiwalik Mineral Trend and that the evidence gathered so far, suggests the possibility of locating porphyry-related epithermal and mesothermal vein deposits, as well as intrusive-hosted gold and molybdenum deposits on the Granite Mountain mining claims. In addition, Keener says the Dime Creek alluvial gold and platinum deposit has a high potential for development and production. Keener recommends a 9,000 feet drilling program with details of the 2007 exploration program to be announced.

In August 2006 we staked 136 new State of Alaska mining claims on mineralized areas identified during the 2005 reconnaissance program. The claims were located to link the Kiwalik and Peace claim blocks, thereby forming one contiguous block of claims. This will enable assessment work to be applied to all claims within Linux Gold’s Granite Mt. properties, as well as provide for an access corridor between the Kiwalik River and Peace River drainages. This brings the total number of claims owned by Linux Gold Corp. in the Granite Mt. area to 284 claims or 68 square-miles. In addition, Linux Gold owns twelve State of Alaska mining claims on Dime Creek, fifteen miles south of Granite Mt.

Drilling activity began on 28 July by collaring the first hole, KW06-01, within a gold-in-soil anomaly on the Gossan Ridge prospect identified during the 2005 field program. At the same time, work began to expand the Gossan Ridge soil grid and to conduct detailed mapping of rock contacts along the east side of the Quartz Creek pluton. An injury to one of the soil samplers has reduced the capability of the soils team until a replacement can be found.

According to Jeff Keener, our project manager for the Granite Mt. prospect, hole KW06-01 was drilled vertically to 880 feet and encountered sheared and veined intermediate volcaniclastic andesite country rock and interbedded felsic rhyolite to rhyodacite units. The volcanic rocks have undergone sericite alteration nearer to the surface and potassic alteration at depth. Felsic units are from 1 to 10 feet thick and well-mineralized with pyrite, pyrrothite, & bismuthinite in carbonatized quartz veins and veinlets, and as disseminated grains. The mineralized intervals are numerous and occur in stacked sets over the entire drilled section. It is estimated that 80% to 85% of the entire drilled section is mineralized. The hole was terminated in altered quartz monzonite intersected at 870 feet below the surface. The intrusive rocks are also mineralized with disseminated pyrite replacing biotite and pyrite and bismuthinite in quartz-carbonate veinlets.

In December 2006 we received a report on the 2006 exploration program on the Granite Mountain Property reported by Jeff Keener, its project Geologist, which indicated that new gold anomalies were discovered, suggesting the potential for significant gold mineralization.

• Found up to 0.087 ounces of gold per cubic yard and 9.23 g/t platinum at Dime Creek alluvial gold and platinum deposit.

• Surface samples of mineralized rocks near the Saddle Prospect area yielded assays of 2.58 g/t for gold, greater than 10,000 ppm lead and zinc, and over 200 g/t silver. Soil samples collected on a 100m x 100m grid on the Saddle area indicate that an area 1200 meters by 200 to 300 meters is anomalous in gold with assays to 148 ppb.

• A new gold prospect at the north end of the claims yielded rock assays from 114 to 325 ppm over a distance of 1,700 feet along intensely altered and oxidized plutonic rock.

• Two other gold prospects with results as high as 3.48 g/t gold in soil collected from a silicified stump of volcanic rock.

• Significant molybdenum mineralization on the Peace Prospect ran values from 587 to 1,159 ppm at the surface. The four diamond drill holes results have been received from the 2006 reconnaissance drilling program.

All drill holes intersected well mineralized volcanic rocks, which have been intruded by swarms of dacitic dikes. These rocks have high to very high vein densities and are intensely altered exhibiting propyllitic, sericitic, and potassic assemblages nearing the mineralizing plutonic rocks. The volcanic rocks are composed of clastic flows, from fine-grained silts to coarser conglomerates, and in numerous places are brecciated and broken. These rocks are considered to be ideal hosts for deposition of fracture filling mineralization.

The best results came from hole 3, drilled 499 feet at an angle of -60° to explore the contact zone of the volcanic country rock and altered intrusive rocks, intersected significant base metal mineralization at the surface. From -5 feet to -110 feet six intervals exceeded 1,000 ppm lead (up to 6,600 ppm) and 12 intervals exceeded 1,000 ppm zinc, with three intervals exceeding 10,000 ppm zinc. Silver is present to 10.2 grams per ton.

Jeff Keener recommends a 9,000 feet drilling program on the Granite Mountain Prospect with details of the 2007 exploration program to be announced.

Corporate Finance

During the year ended February 28, 2007:

a)	the Company issued 2,586,076 common shares upon the conversion of debentures with a principal amount of $644,749.

b)	the Company issued 323,750 common shares at a value of US$0.10-US$0.30 per share pursuant to the exercise of stock options.

c)	the Company issued 52,500 common shares at a value of US$0.25 per share pursuant to the exercise of share purchase warrants.

During the year ended February 28, 2006:

a)      the Company issued 50,000 common shares at a value of $0.41 per share pursuant to the Ty mineral property option agreement.

 b)      the Company completed a private placement and issued 3,000,000 units at a price of US$0.20 per unit for proceeds of $600,000. Each unit consists of one common share and one-half warrant. One whole warrant entitles the holder thereof to purchase an additional common share, exercisable for a period of two years from the date of closing, exercisable at a price of US$0.25 in the first year and US$0.30 in the second year. The 3,000,000 common shares and the common shares issued as part of the units upon conversion of the warrants are subject to a one-year hold period from the date of issuance of the units. The Company issued 100,000 shares and paid $42,571 in cash as a finder’s fee in connection with the private placement.

c)      the Company issued 93,750 common shares at a value of US$0.10 per share pursuant to the exercise of stock options.

d)      the Company issued 92,500 common shares at a value of US$0.20 per share pursuant to the exercise of share purchase warrants.

During the year ended February 28, 2005:

a)	the Company issued 25,000 common shares at a value of $0.10 per share pursuant to the mineral Oro mineral property option agreement .

b)	the Company issued 50,000 common shares at a value of $0.39 per share and issued 50,000 common shares as a finder’s fee pursuant to the BLN Gold Property option agreement .

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

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on August 14, 2006.

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

Seasonality

We can only carry out exploration when weather is favourable. Typically, we cannot carry out any work during the months of November to March on our mineral properties.

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

Mineral Exploration

Exploration and development activities, require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. Our current and anticipated future operations, including further exploration activities, require permits from various state and other governmental. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of oil and gas and resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

C.           ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.           PROPERTY, PLANT AND EQUIPMENT

We do not own any properties. Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2007, we had been involved in oil and gas exploration/production and more recently, mineral property exploration and development.

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

Continuing Operations

Fiscal Year Ended February 28, 2007 compared to Fiscal year Ended February 28, 2006

Results of Operations

During fiscal 2007, we received no revenues from operations as compared to $nil revenues in 2006.

Administrative expenses in 2007 totaled $2,870,000 as compared to $501,000 in 2006. The expenses increased from the prior year due to the increased activity of the Company. Professional fees totaled $79,000 compared to $55,000 in 2006. We also incurred an imputed interest charge of $54,000 compared to $32,000 in 2006. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount increased during 2007 due to the additional advances received in 2007. Consulting and subcontract expenses increased to $869,000 in 2007 from $134,000 in 2006. This increase was due to the inclusion of stock-based compensation of $437,000 recognized from the granting of stock options and increased consulting due to increased activity. Travel increased from $24,000 in 2006 to $445,000 in 2007 due to increased operations. Interest expense increased to $1,260,670 from $nil in 2006 due to financing acquired in 2007. Office, rent, foreign exchange and telephone totaled $104,000 compared to $205,000 in 2006.

We paid $1,075,000 for mining exploration work in 2007 as compared to $310,000 (re-stated) in 2006.

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

We paid $310,000 (re-stated) for mining exploration work in 2006 as compared to $137,000 (re-stated) in 2005.

Fiscal Year Ended February 28, 2005 compared to Fiscal year Ended February 29, 2004

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

We paid $137,000 (re-stated) for mining exploration work in 2005 as compared to $122,000 in 2004.

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

Liquidity

Fiscal Year Ended February 28, 2007 compared to Fiscal year Ended February 28, 2006

During 2007 we financed our operations by the issue of 376,250 common shares for cash proceeds of $76,399. This consists of the issue of 323,750 common shares pursuant to the exercise of stock options for cash proceeds of $75,670, and the issue of 52,500 shares pursuant to the exercise of share purchase warrants for cash proceeds of $729. An additional $14,600 was subsequently received. We also received subscriptions of $52,277 pursuant to a private placement. We further received proceeds of $1,864,995, net of debt issue costs and repayment of debt, pursuant to the issue of convertible notes.

During 2007, we spent $2,003,397 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2007 as compared to $703,504 the year ended February 28, 2006.

Our cash position has decreased by $269,000 to $127,000 and we have a working capital deficit as at February 28, 2007 of $651,000.

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

During 2006, we spent $703,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2006 as compared to $642,000 the year ended February 28, 2005.

Our cash position has decreased by $2,000 to $396,000 and our working capital as at February 28, 2006 was $70,000.

Fiscal Year Ended February 28, 2005 compared to Fiscal year Ended February 29, 2004

During 2005 we financed our operations by the issue of 4,543,110 common shares for cash proceeds of $908,196, net of issuance costs. This consists of the issue of 4,205,610 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $860,089 after issue costs, the issue of 87,500 common shares pursuant to the exercise of stock options for cash proceeds of $10,607, and the issue of 250,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $37,500.

During 2005, we spent $642,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2005 as compared to $154,000 the year ended February 29, 2004.

Our cash position has increased by $247,000 to $398,000 and our working capital as at February 28, 2005 was $128,000.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 28, 2005, February 28, 2006 and February 28, 2007amount to $nil, $nil and $nil respectively. We do not hold any patents, trademarks or copyrights.

D.           TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on our ability to raise capital and those other general economic items.

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 28, 2007.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations (option payments necessary to retain property interests)(1)	$430,500 and 150,000 shares	-	$430,500 and 150,000 shares	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations	$105,600	$39,600	$39,600	$26,400	-
Purchase Obligations	$41,500	$34,500	$7,000	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	$577,600 and 150,000 shares	$74,100	$477,100 and 150,000 shares	$26,400	-

Alaska Mineral Properties

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further amending agreement with Teryl to extend the term of the original of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

Granite Mountain Property: The Company staked total of 284 mining claims located in the State of Alaska. British Columbia Mineral Properties

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

China Mineral Properties

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

To complete the option agreement, the Company must:

a.

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

b.

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

c.	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

We do not deem this to be a material property.

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
Granite Mountain	2007
	2006
TY, BC, Canada	2007	$ -	$ -	-
	2006	$ -	$ -	-
ORO, BC, Canada	2007	$ -	$ -	-
	2006	$ -	$ -	-
BLN Gold Property, Hebei Province, China	2007- 2006	$45,000	$385,543	150,000

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 28, 2007, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 28, 2007.

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

B.           COMPENSATION

For the fiscal year ended February 28, 2007 the Company and its subsidiaries paid $42,000 in compensation to directors, officers and related companies as a group. $30,000 of this amount was not paid, but was accrued.

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

During the fiscal year ended February 28, 2007 1,600,000 new stock options were granted pursuant to stock option plans, 323,750 options were exercised and no options were cancelled (expired)(see Note 10 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 3,720,000. All exercise prices are US dollars. Of those, 1,575,000 are exercisable at $0.10 expiring on dates ranging from February 21, 2008 to February 25, 2008. 245,000 options are exercisable at $0.18 and expire on September 17, 2008, 75,000 are exercisable at $0.30 expiring April 22, 2009, 12,500 are exercisable at $0.20 and expire on November 9, 2009, 25,000 are exercisable at 0.34 and expire on June 29, 2006, 1,500,000 are exercisable at $0.35 and expire on August 9, 2011 and 75,000 are exercisable at $0.25 and expire on dates ranging from November 2, 2011 to December 8, 2011. Please see Note 8 to the financial statements.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (US $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2008
Jennifer Lorette	150,000	$0.10	February 21, 2008
Monique van Oord	50,000	$0.30	April 22, 2009
Susanne Robertson	300,000	$0.10	February 25, 2008
TOTAL HELD AS A GROUP:	1,500,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
James Vandeberg	75,000	US$0.10	February 21, 2008
Bruce Bragagnolo	50,000	US$0.10	February 25, 2008
James Kerr	75,000	US$0.10	February 25, 2008
James Kerr	75,000	US$0.10	September 17, 2008
Peter Zihlmann	62,500	US$0.10	October 20, 2008
Jillian Thow	245,000	US$0.18	Sept. 17, 2007
Arnie Winrob	25,000	US$0.30	April 22, 2009
Cindy Broad	12,500	US$0.20	November 9, 2009
Barbara West	25,000	US$0.34	June 29, 2006
Michael Baybak	1,000,000	US$0.35	August 9, 2011
Gary Pollack	500,000	US$0.35	August 9, 2011
Cheryl Derbyshire	25,000	US$0.25	November 2, 2011
James Foley	50,000	US$0.25	December 8, 2011

TOTAL HELD AS A GROUP:	2,220,000

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

D.           EMPLOYEES

We employed no employees during any of the years ended February 28, 2007, February 28, 2006 and February 28, 2005. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.           SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 13, 2007:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	2,434,638 (2)	3.31%
Jennifer Lorette	238,100 (3)	*
Monique van Oord	60,500 (4)	*
Susanne Robertson	6,888,772 (5)	9.35%

(1)	as at June 13, 2007, there were 73,650,646 issued and outstanding common shares.
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

(3)	Includes 88,100 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)	Includes 50,000 options that are currently exercisable. Ms. van Oord’s address is the same as the Company’s.
(5)	includes 5,416,772 shares registered in the name of SMR Investments Ltd., 150,000 options that are currently exercisable, and 375,000 warrants. Ms. Robertson's address is the same as the Company’s.

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

As of June 13, 2006, 73,650,646 Common Shares were outstanding. At such date, we are aware of one shareholder who owns 5% or greater of the voting shares of the Company. Sue Robertson, our director, owns 6,363,772 of our issued and outstanding common shares. Of these, 5416,727 shares are registered in the name of SMR Investments Ltd., a corporate controlled by Ms. Robertson. Mrs. Robertson does not have any different voting rights.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of the Company.

B.           RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2007, 2006 and 2005, and rent of $3,000 in fiscal 2004. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2007, 2006 and 2005.

We had related party advances outstanding of $439,087 at the February 2007 year-end, compared to $204,394 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2007	$0.58	$0.195	$0.27
2006	$0.54	$0.10	$0.351
2005	$0.35	$0.12	$0.19
2004	$0.455	$0.04	$0.30
2003	$0.094	$0.011	$0.07

The following table shows the quarterly high and low closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2007 Q4 2/28/07	$0.30	$0.21	$0.27	13,329,680
Q3 11/30/07	0.38	0.195	0.24	8,630,686
Q2 8/31/06	0.45	0.29	0.37	8,081,612
Q1 5/31/06	0.58	0.32	0.417	25,854,393
2006 Q4 2/28/06	$0.54	$0.23	$0.351	34,939,979
Q3 11/30/05	0.275	0.11	0.236	9,902,368
Q2 8/31/05	0.17	0.105	0.1203	3,250,142
Q1 5/31/05	0.21	0.10	0.125	5,162,488

_________
all prices in US$

(Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2007, May	$0.225	$0.16
2007, April	0.265	0.211
2007, March	0.28	0.211
2007, February	0.30	0.23
2007, January	0.30	0.23
2006, December	0.30	0.21

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

C.           MATERIAL CONTRACTS

During the past two years ended February 28, 2007 and February 28, 2006, we entered into the following material contracts.

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

          On March 5, 2007, the Joint Venture Agreement between the Company and Teryl Resources on the Fish Creek Claims was extended to March 5, 2009 with all the other terms of the Agreement remaining the same.

Corporate

          The Company signed a consulting agreement with CEOcast, Inc. on December 2, 2006 for investor relations services at US$7,500 per month for six months, and 350,000 shares of the Company common stock.

          The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share. The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2007, consulting fees of $89,278 (2006 - $nil) were incurred.

          The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share. The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2007, consulting fees of $40,618 (2006 - $nil) were incurred.

          The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2008	$39,574
Fiscal year ending February 28, 2009	$39,574
Fiscal year ending February 28, 2010	$26,383
$105,531

In August 2006, Michael Baybak was appointed Vice President of Financial Development, and Garry Pollack, as the Assistant Financial Advisor, for the Company. For their services, the Company will issue incentive stock options to purchase up to 1,500,000 common shares at a price of US$0.35 per share, exercisable for a period of five years from the date of granting.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

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

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.           [Reserved]

ITEM 16A.        Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2007, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Smythe Ratcliffe Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.        Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2007.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.        Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2007	2006
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	$29,500	$18,708

(b) Audit-Related Fees	$nil	$1,200

(c) Tax Fees	$1,200	$870

(d) All Other Fees	$nil	$nil

ITEM 16D.        Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17          . FINANCIAL STATEMENTS

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

ITEM 19.           EXHIBITS

The following consolidated financial statements, together with the report of Smythe Ratcliffe Chartered Accountants on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(8)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(8)
14.1	Consent of Independent Auditors – Smythe Ratcliffe LLP	(8)
14.2	Consent of Independent Auditors – Manning Elliott LLP	(8)

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

LINUX GOLD CORP.
REGISTRANT

Dated: July 16, 2007	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board/Director

LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

February 28, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF LINUX GOLD CORP.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as of February 28, 2007 and 2006 and the related consolidated statements of operations, stockholders' deficiency and cash flows for each of the years in the two year period ended February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, stockholders’ deficiency, and cash flows from March 1, 2003 (date of inception of exploration stage) to February 28, 2005 were audited by other auditors whose report dated July 15, 2005 expressed an unqualified opinion, with an explanatory paragraph discussing the Company’s ability to continue as a going-concern. Our opinion on the statements of operations, stockholders’ deficiency and cash flows from inception of the exploration stage to February 28, 2007, insofar as it related to amounts for prior periods through February 28, 2005, is solely based on the reports of other auditors.

We also have audited the adjustments described in Note 15 that were applied to restate the 2005 financial statements relating to the adoption of EITF 04-2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended February 28, 2007 and the cumulative totals for the exploration stage of operations from March 1, 2003 (date of inception of exploration stage) through February 28, 2007 in conformity with U.S. generally accepted accounting principles.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
June 9, 2007

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited, before the effects of the restatement described in Note 15 and the previous restatement filed, the consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as at February 28, 2005 and the consolidated statements of operations and deficit, cash flows and stockholders’ equity for the year then ended (these consolidated financial statements before the effects of the restatement discussed in Note 15 and the previous restatement filed are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, before the effects of the restatement described in Note 15 and the previous restatement filed, present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles used in the United States.

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

We were not engaged to audit, review, or apply any procedures to the restatement described in Note 15 or the previous restatement filed and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.

/s/ MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 15, 2005

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	February 28,	February 28,
	2007	2006

ASSETS (Note 7)
Current
Cash and cash equivalents	$126,867	$396,049
Amounts receivable	57,038	53,417
Marketable securities	208,000	72,000
Prepaid expenses and deposits	29,853	10,999
Total Current Assets	$421,758	$532,465
Debt Issue Costs, net of amortization of $32,067	173,175	–
Property and Equipment (Note 4)	16,487	10,175
Mineral interests	126,417	126,417

Total Assets	$737,837	$669,057

LIABILITIES
Current
Accounts payable	$24,886	$142,943
Accrued liabilities	176,731	26,643
Convertible Debentures, less unamortized discount of $1,181,473 (Note 7)	400,232	–
Accrued liabilities to related parties (Note 6(a))	31,875	88,815
Due to related parties (Note 6(b))	439,087	204,394
Total Current Liabilities	$1,072,811	$462,795
Commitments (Note 11)

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock (Note 8)
Authorized:
200,000,000 common shares without par value

Issued:
71,250,099 common shares (2006 – 68,287,773 shares)	12,401,724	9,005,424

Subscriptions receivable	(14,600)	–

Subscriptions received	52,277	–

Donated Capital	348,852	295,195

Accumulated Other Comprehensive Loss	(138,000)	(8,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(5,461,082)	(1,562,212)
Total Stockholders’ Equity (Deficit)	$(334,974)	$206,262

Total Liabilities and Stockholders’ Equity (Deficit)	$737,837	$669,057

Approved by the Directors:

“John Robertson”	“Jennifer Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

				Cumulative
				From Inception
				of Exploration
				Stage on
		Years Ended		March 1, 2003
				Through
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2005	2007

General and Administrative Expenses
Amortization of property
and equipment	$3,145	$10,686	$5,346	$19,178
Amortization of debt issue costs	32,067	–	–	32,067
Consulting and subcontract	869,125	133,953	233,789	1,410,423
Filing and regulatory fees	26,772	14,632	26,103	93,620
Foreign exchange loss (gain)	(6,941)	6,407	6,877	(31,911)
Imputed interest (Note 6(b))	53,657	31,722	35,013	143,352
Interest	1,260,670	–	–	1,260,670
Management and directors’ fees (Note 6(a))	30,000	30,000	30,250	124,750
Office, rent and telephone (Note 6(a))	110,824	198,856	193,522	565,041
Professional fees	79,037	54,909	42,235	203,843
Travel	445,132	23,902	39,750	512,686
Less: Interest income	(33,207)	(4,053)	(1,858)	(39,742)
	2,870,281	501,014	611,027	4,293,977
Mineral interests
Exploration costs	1,074,870	309,091	137,342	1,582,599

Loss from Continuing Operations	(3,945,151)	(810,105)	(748,369)	(5,876,576)

Income from Discontinued Operations	–	–	–	369,213
Accounts payable written-off (Note 12)	46,281	–	–	46,281

Net Loss for the Year	$(3,898,870)	$(810,105)	$(748,369)	$(5,461,082)

Net loss per share – basic and diluted	$(0.06)	$(0.01)	$(0.01)

Weighted Average Number of Common
Shares Outstanding	69,105,000	64,981,000	61,345,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency
Period from Inception of Exploration Stage on March 1, 2003 to February 28, 2007
(Expressed in Canadian Dollars)

						Deficit
	Shares of	Common			Deficit	Accumulated
	Common	Stock and			Accumulated	During the	Other	Total
	Stock	Paid-in	Subscriptions	Donated	from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	receivable	Capital	Operations	Stage	Income (Loss)	Deficiency
Balance from prior operations,
March 1, 2003	57,458,413	$6,804,412	$–	$205,500	$(7,524,145)	$–	$–	$(514,233)
Common stock issued for mineral
interest	175,000	17,500	–	–	–	–	–	17,500
Common stock issued for services	1,000,000	100,000		–	–	–	–	100,000
Common stock issued for settlement
of rent obligation	200,000	19,2000	–	–	–	–	–	19,200
Options exercised	150,000	19,812	–	–	–	–	–	19,812
Warrants exercised	1,300,000	280,922	–	–	–	–	–	280,922
Imputed interest	–	–	–	22,960	–	–	–	22,960
Marketable securities adjustment	–	–	–	–	–	–	44,000	44,000
Net loss for period	–	–	–	–	–	(3,738)	–	(3,738)
Balance – February 29, 2004	60,283,413	7,241,846	–	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral
interest	125,000	45,384	–	–	–	–	–	45,384
Common stock issued for cash	4,205,610	860,089	–	–	–	–	–	860,089
Options exercised	87,500	10,606	–	–	–	–	–	10,606
Warrants exercised	250,000	37,500	–	–	–	–	–	37,500
Imputed interest	–	–	–	35,013	–	–	–	35,013
Stock based-compensation	–	82,000	–	–	–	–	–	82,000
Marketable securities adjustment	–	–	–	–	–	–	(54,000)	(54,000)
Net loss for year	–	–	–	–	–	(748,369)	–	(748,369)
Balance – February 28, 2005	64,951,523	$8,277,425	$–	$263,473	$(7,524,145)	$(752,107)	$(10,000)	$254,646

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Deficiency (Continued)
Period from Inception of Exploration Stage on March 1, 2003 to February 28, 2007
(Expressed in Canadian Dollars)

							Deficit
	Shares of	Common				Deficit	Accumulated
	Common	Stock and				Accumulated	During the	Other	Total
	Stock	Paid-in	Subscriptions	Subscriptions	Donated	from Prior	Exploration	Comprehensive	Stockholders’
	Issued	Capital	receivable	received	Capital	Operations	Stage	Income (Loss)	Deficiency
Balance – February 28, 2005	64,951,523	$8,277,425	$–	$–	$263,473	$(7,524,145)	$(752,107)	$(10,000)	$254,646
Common stock issued for mineral	50,000	20,500	–	–	–	–	–	–	20,500
Common stock issued for cash	3,100,000	672,556	–	–	–	–	–	–	672,556
Options exercised	93,750	10,838	–	–	–	–	–	–	10,838
Warrants exercised	92,500	21,825	–	–	–	–	–	–	21,825
Imputed interest	–	–	–	–	31,722	–	–	–	31,722
Stock-based compensation	–	2,280	–	–	–	–	–	–	2,280
Marketable securities adjustment	–	–	–	–	–	–	–	2,000	2,000
Net loss for year	–	–	–	–	–	–	(810,105)	–	(810,105)
Balance – February 28, 2006	68,287,773	9,005,424	–	–	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Share issue costs	–	(2,613)	–	–	–	–	–	–	(2,613)
Subscriptions received	–			52,277	–	–	–	–	52,277
Common issued for debt redemption	2,586,076	644,749	–	–	–	–	–	–	644,749
Options exercised	323,750	75,670	–	–	–	–	–	–	75,670
Warrants exercised	52,500	15,329	(14,600)	–	–	–	–	–	729
Imputed interest	–	–	–	–	53,657	–	–	–	53,657
Intrinsic value of beneficial conversion
feature of convertible debentures	–	963,670	–	–	–	–	–	–	963,670
Fair value of warrants issued with
convertible debentures	–	1,262,580	–	–	–	–	–	–	1,262,580
Stock-based compensation	–	436,915	–	–	–	–	–	–	436,915
Marketable securities adjustment	–	–	–	–	–	–	–	(130,000)	(130,000)
Net loss for the year	–	–	–	–	–	–	(3,898,870)	–	(3,898,870)

Balance – February 28, 2007	71,250,099	$12,401,724	$(14,600)	$52,277	$348,852	$(7,524,145)	$(5,461,082)	$(138,000)	$(334,974)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				Cumulative
				From Inception of
				Exploration Stage
				on March 1, 2003
	Years Ended			to
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2005	2007

Cash Flows Used In Operating Activities
Net loss for the period	$(3,898,870)	$(810,105)	$(748,369)	$(5,461,082)

Adjustments to reconcile net loss to
net cash used in operating activities:
Amortization of property and
equipment	3,144	10,686	5,346	19,177
Amortization of debt issue costs	32,067	–	–	32,067
Receipt of marketable securities
for mineral property	(16,000)	–	–	(16,000)
Imputed interest	53,657	31,722	35,013	143,352
Write-off of outstanding debt	(46,281)	–	–	(46,281)
Accretion of discount on
convertible debt	1,198,381	–	–	1,198,381
Stock-based compensation	436,915	2,280	82,000	521,195
Shares issued for services	–	20,000	–	120,000
Shares issued for settlement of
rent obligation	–	–	–	19,200
Write-off of subsidiary’s accounts
payable	–	–	–	(369,213)
Changes in operating assets and
liabilities (Note 13 (c))	233,590	41,912	(15,527)	379,577
Cash Used in Operating Activities	(2,003,397)	(703,504)	(641,537)	(3,459,627)

Cash Flows Used In Investing Activities

Mineral interest acquisition costs	–	–	(23,571)	(66,417)
Purchase of property and
equipment	(9,456)	(337)	(19,871)	(35,664)
Purchase of marketable securities	(250,000)	–	–	(250,000)
	(259,456)	(337)	(43,442)	(352,081)

Cash Flows Provided By Financing Activities
Advances from related parties	–	16,238	–	16,238
Debt issue costs	(205,242)	–	–	(205,242)
Proceeds from convertible debt	2,226,251	–	–	2,226,251
Repayment of debt	(153,400)	–	–	(153,400)
Private placement costs	(2,614)	(42,571)	–	(45,185)
Subscriptions received	52,277			52,277
Proceeds from exercise of
stock options and warrants	76,399	727,790	931,580	2,036,502
Financing Activities	1,993,671	701,457	931,580	3,927,441

(Decrease) Increase in Cash and Cash
Equivalents	$(269,182)	$(2,384)	$246,601	$115,733

(Decrease) Increase in Cash and Cash
Equivalents	$(269,182)	$(2,384)	$246,601	$115,733

Cash and Cash Equivalents,
Beginning of Period	396,049	398,433	151,832	11,134

Cash and Cash Equivalents,
End of Period	$126,867	$396,049	$398,433	$126,867

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 13)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

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

The Company has an accumulated deficit during the exploration stage of $5,461,082 and total since inception of $12,985,227, has not yet commenced revenue-producing operations, and has significant expenditure requirements to continue to advance its exploration and development activities.

These consolidated financial statements do not reflect adjustments that would be necessary if the going- concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going- concern assumption used in preparing these consolidated financial statements. Management intends to raise additional capital through share issuances to finance operations and invest in other business opportunities.

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

These financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a US corporation. All significant inter-company balances and transactions have been eliminated.

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

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of rates for amortization, the impairment of marketable securities, fair value of imputed interest, the valuation allowance for deferred income taxes and the assumptions used in computing the fair value of stock-based compensation. Actual results could differ from those estimates.

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

At February 28, 2007, the Company has a stock option plan as more fully described in Note 10. Prior to March 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, as permitted by SFAS 123 “Accounting for Stock-Based Compensation” using the intrinsic value method of accounting, under which compensation expense was only recognized if the exercise price of the Company’s employee stock options was less than the market price of the underlying common stock on the date of grant. Effective March 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R “Share Based Payments”, using the modified-prospective-transition method. Under that transition method, compensation cost is recognized for all share-based payments granted prior to, but not yet vested as of February 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all share-based payments granted subsequent to March 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee options granted under the Company’s stock option plans in the prior periods presented:

	Years Ended
	February 28,	February 28,
	2006 (re-stated)	2005 (re-stated)

Net loss — as reported	$(810,105)	$(748,369)
Add: Stock-based compensation expense included in net loss — as
reported	–	82,000
Deduct: Stock-based compensation expense determined under fair
value method	–	(96,000)

Net loss — pro forma	$(810,105)	$(762,369)

Net loss per share (basic and diluted) — as reported	$(0.01)	$(0.01)
Net loss per share (basic and diluted) — pro forma	$(0.01)	$(0.01)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g)	Exploration Expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. Exploration expenses incurred prior to determination of the feasibility of a mining operation and administrative expenses are expensed as incurred. Mineral exploration and development expenditures incurred subsequent to the determination of the feasibility of a mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned.

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

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

	h)	Acquisition Costs

Per EITF 04-2 the Company separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

	i)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of one year or less at the time of issuance to be cash equivalents.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Assets Retirement Obligations

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. To date, the Company has not recognized any asset retirement obligations as a reasonable estimate cannot be made at this time.

	k)	Financial Instruments

		i)	Fair value

The carrying values of cash and cash equivalents, amounts receivable, marketable securities, accounts payable, accrued liabilities and amounts due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

		ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

		iii)	Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions.

		iv)	Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time. At February 28, 2007, the Company held foreign currencies of CDN $30,339 (US $26,125) (2006 – CDN $(381,663), US $(323,436)).

	l)	Long-Lived Assets

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

	m)	Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Income Taxes

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

	o)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2007, 2006 and 2005, the Company’s only component of comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

		Years Ended
	February 28,	February 28,	February 28,
	2007	2006 (re-stated)	2005 (re-stated)
Net loss for the year	$(3,898,870)	$(810,105)	$(748,369)
Other comprehensive income (loss)
Unrealized holding gain (loss) on investments	(130,000)	2,000	(54,000)
Comprehensive loss for the year	$(4,028,870)	$(808,105)	$(802,369)

p)	Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum, and the vehicle is amortized on a declining-balance basis at 30% per annum.

q)	Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.

This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on its financial statements.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	q)	Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

4.	PROPERTY AND EQUIPMENT

	February 28, 2007
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	10,864	1,453	9,411
Vehicle	15,531	8,455	7,076
	$26,395	$9,908	$16,487

	February 28, 2006
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	1,408	898	510
Vehicle	15,531	5,866	9,665
	$16,939	$6,764	$10,175

5.	MINERAL INTERESTS

	February 28, 2007
	Alaska	British Columbia	Total

Exploration and development costs:
Assaying	130,544	–	130,544
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	105,655	–	105,655
Transportation	202,458	–	202,458

Incurred during the year	$1,074,870	$–	$1,074,870

	February 28, 2006
	Alaska	British Columbia	Total

Exploration and development costs:
Staking and recording fees	33,938	–	33,938
Geological consulting	229,442	3,875	233,317
Transportation	41,836	–	41,836

Incurred during the year	$305,216	$3,875	$309,091

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

5.	MINERAL INTERESTS (continued)

	a)	Alaska Mineral Interests

i)

Fish Creek Property: The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

		ii)	Granite Mountain Property: The Company staked total of 284 mining claims located in the State of Alaska.

	b)	British Columbia Mineral Interests

		i)	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

			b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

			c.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

		ii)	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company paid $10,000 and issued 100,000 common shares.

			b.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

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

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

5.	MINERAL INTERESTS (continued)

	c)	China Mineral Interests

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

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

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

i)

Pursuant to a management services agreement, the Company accrued management fees of $30,000 (2006 - $30,000), to a company where the President of the Company is a director. These amounts are included in accrued liabilities at February 28, 2007.

		ii)	The Company paid a director’s fee of $12,000 (2006 - $12,000) to the President of the Company.

		iii)	Refer to Note 5(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 5(b) for ownership of mineral claims.

v)

At February 28, 2007, the Company is indebted in the amount of $31,875 (2006 - $88,815) representing unpaid management fees and rent to a company where the President of the Company is a director. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

vi)

On March 8, 2006 the Company entered into an investor relations agreement with CEOcast Inc. (“CEOcast”) for consideration for 350,000 shares of the Company and a monthly payment of $7,500 for a six-month period. These shares were provided to CEOcast by an affiliate, SMR Investments Ltd., a company controlled by the President of the Company. The shares are valued at $138,890 based upon the market price at the date of the agreement and have been recorded as an advance to the Company from SMR Investments Ltd.

vii)

On August 10, 2006 the Company entered into an investment report services agreement with Harbinger Research LLC (“Harbinger”) for consideration for $10,000 cash and 60,000 shares of the Company. These shares were provided to CEOcast by an affiliate, SMR Investments Ltd., a company controlled by the President of the Company. The shares are valued at $24,635 based upon the market price at the date of the agreement and have been recorded as an advance to the Company from SMR Investments Ltd.

viii)

On December 2, 2006 the Company entered into an investor relations agreement with CEOcast Inc. (“CEOcast”) for consideration for 350,000 shares of the Company and a monthly payment of $7,500 for a six-month period. These shares were provided to CEOcast by an affiliate, 540330 BC Ltd., a company controlled by the President of the Company. The shares are valued at $57,484 based upon the market price at the date of the agreement and have been recorded as an advance to the Company from 540330 BC Ltd.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

6.	RELATED PARTY TRANSACTIONS (continued)

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $53,657 (February 28, 2006 - $31,922) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28	Advances/	February 28,
	2006	(Repayments)	2007

Access Information Services, Inc.	$48,287	$–	$48,287
IAS Communications Inc.	(3,151)	–	(3,151)
JGR Petroleum, Inc.	66,099	–	66,099
J. Robertson, President and CEO	3,029	3,255	6,284
Rainbow Network	68,610	–	68,610
Reg Technologies	–	(6,840)	(6,840)
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	(18,658)	163,525	144,867
540330 BC Ltd.	–	114,969	114,969
Teryl Resources Corp.	40,216	(40,216)	–

	$204,394	$234,693	$439,087

7.	CONVERTIBLE DEBENTURES

The Company completed a financing of $2,226,250 (US$2,000,000) on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of $2,343,373 (US$2,105,250) plus Series A and Series B warrants. The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended

The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and mature on November 8, 2007. The Company received proceeds of $1,635,728 (US$1,485,000), net of issue costs, at first closing, and the remaining $373,428 (US$330,000), net of issue costs, was received upon the filing of a resale registration statement with the United States Securities and Exchange Commission. The registration statement was filed on August 9, 2006 and became effective September 1, 2006.

The investors also received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share exercisable immediately for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share exercisable on September 1, 2007 for a term of ten years.

Effective October 1, 2006, the Company is required to retire 1/15 of the principal amount per month using one of the following two methods:

(i)

The Company can issue common stock at a price equal to the lesser of the conversion price and 85% of the volume weighted average price for common shares of the Company for the fifteen days immediately preceding the amortization payment date.

(ii) The Company can pay in cash 110% of 1/15 of the principal amount.

As well, the Company, at its discretion, can use a combination of the foregoing two methods. The Company can require the debenture holder to convert the then outstanding portion of the note if the price of the common stock closes at or above $1.00 for 20 consecutive trading days.

During the year ended February 28, 2007, the Company retired $802,871 of principal, of which $158,122 was paid in cash and $644,749 was paid by the issuance of 2,585,075 common shares.

The Company and its wholly-owned subsidiary have guaranteed the convertible debt and have pledged all of its assets to act as collateral.

LINUXGOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

7.	CONVERTIBLE DEBENTURES (continued)

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital. The carrying value of the Discount Notes will be accrued to the face value of the remaining principal, after redemptions, of $2,343,373 (US$2,105,250) to maturity. To February 28, 2007, interest expense of $1,198,381 has been accreted increasing the carrying value of the Discount Notes to $400,232, after redemptions.

8.	COMMON STOCK

	a)	During the year ended February 28, 2007, the Company issued 2,585,075 common shares upon the conversion of debentures with a principal amount of $644,749.

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

	c)	During the year ended February 28, 2006, the Company issued 50,000 common shares at a value of $0.41 per share pursuant to the mineral property agreement referred to in Note 5(b).

d)

On April 2, 2007 the Board of Directors have approved that the Company issue up to 8,000,000 units at a price of US$0.20 per unit to raise US$1,600,000, each Unit consisting of one share of Class A common stock and one-half share purchase warrant. Two one-half share purchase warrants shall entitle the holder to purchase one additional share of common stock at a price of US$0.25 in the first year and US$0.30 in the second year from the date the units are issued. Private placement is pending filing and approval of the registration statement. During the year ended February 28, 2007, the Company received $52,777 proceeds pursuant to an upcoming private placement.

9.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 28, 2007		February 28, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	4,811,027	US$ 0.20	3,563,527	US$ 0.21
Issued	7,500,002	US$ 0.50	1,500,000	US$ 0.25
Exercised	(52,500)	US$ 0.25	(92,500)	US$ 0.25
Forfeited / Expired	(16,000)	US$ 0.08	(160,000)	US$ 0.23

Balance, end of year	12,242,529	US$ 0.39	4,811,027	US$ 0.20

During the year ended February 28, 2007 50,000 warrants were exercised but subscriptions receivable of $14,600 remained outstanding. Subsequent to 2007 fiscal year end the Company collected $14,600 of share subscription receivable.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

9.	WARRANTS (continued)

As at February 28, 2007, the following share purchase warrants were outstanding:

	Exercise	Years Ended
	Price	2007	2006

November 18, 2005/2007	$ 0.20/$ 0.25	517,250	533,250
December 6, 2007	$ 0.18	2,777,777	2,777,777
February 21, 2007/February 21, 2008	$ 0.25/$ 0.30	1,447,500	1,500,000
May 8, 2011/May 8, 2016	$ 0.50/$ 0.52	5,625,001	0
June 28, 2011/ June 28, 2016	$ 0.50/$ 0.52	1,875,001	0

		12,242,529	4,811,027

During the year ended February 28, 2007, 2,777,777 warrants set to expire on December 6, 2006 were extended to December 6, 2007, and 517,250 warrants set to expire on November 18, 2006 were extended to November 18, 2007.

10.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

The weighted average grant date fair value of stock options granted during the years ended February 28, 2007, 2006 and 2005 was $0.35, $nil and $0.22, respectively. The weighted average exercise fair value of stock options exercised during the years ended February 28, 2007, 2006 and 2005 was $0.21, $0.10 and $0.10, respectively. During the years ended February 28, 2007, 2006 and 2005, the Company recorded stock-based compensation of $436,915, $2,280 and $82,000, respectively. For the year ended February 28, 2007 $436,215 of stock-based compensation is related to fair value and $nil is related to intrinsic value. For the year ended February 28, 2006 $nil of stock-based compensation is related to fair value and $2,280 is related to intrinsic value. During the 2007 fiscal year the Company granted 100,000 options to consultants as follows: June 29, 2006 – 25,000, November 2, 2006 – 25,000 and December 8, 2006 –- 50,000.

A summary of the Company’s stock option activity is as follows:

		Weighted Average	Aggregate Intrinsic
	Number of Options	Exercise Price	Value

Outstanding and exercisable at
March 1, 2006	2,443,750	US$ 0.13	$2,280

Granted	1,600,000	US$ 0.35
Exercised	(323,750)	US$ 0.21
Forfeited	–	–

Outstanding and exercisable at
February 28, 2007	3,720,000	US$ 0.22	$328,300

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

10.	STOCK OPTIONS (continued)

As at February 28, 2007, the following share options were outstanding:

	Exercise	Years Ended
	Price	2007	2006

June 9, 2006	$0.30	0	150,000
September 17, 2007	$0.18	245,000	300,000
February 21, 2008	$0.10	1,225,000	1,256,250
February 25, 2008	$0.10	425,000	475,000
September 17, 2008	$0.10	75,000	100,000
October 20, 2008	$0.10	62,500	62,500
April 22, 2009	$0.30	75,000	75,000
November 9, 2009	$0.20	12,500	25,000
June 29, 2011	$0.34	25,000	0
August 9, 2011	$0.35	1,500,000	0
November 2, 2011	$0.25	25,000	0
December 8, 2011	$0.25	50,000	0

		3,720,000	2,443,750

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,
	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	82%	78%	154%
Expected life (in years)	5	5.0	3.0
Risk-free interest rate	4.61%	3.07%	3.38%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

All options granted during the 2007 fiscal year end vest immediately on issue.

11.	COMMITMENTS

a)

The Company signed a consulting agreement with CEOcast, Inc. on December 2, 2006 for investor relations services at US$7,500 per month for six months, and 350,000 shares of the Company common stock (see Note 6(a) (viii)).

b)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2007, consulting fees of $89,278 (2006 - $nil) were incurred.

c)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2007, consulting fees of $40,618 (2006 - $nil) were incurred.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

11.	COMMITMENTS (continued)

d)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2008	$39,574
Fiscal year ending February 28, 2009	$39,574
Fiscal year ending February 28, 2010	$26,383

$105,531

e)

The Company entered into a consulting agreement dated August 8, 2006 with a company controlled by a common director for financial consulting services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of one year and pay a monthly fee of US$7,000.

12.	CONTINGENCY

The Company has written off $46,281 of old, disputed and unsettled accounts payable. Management believes that payment of these liabilities is unlikely and that continued recognition in the accounts is not necessary.

13.	NON-CASH FINANCING AND INVESTING ACTIVITIES

	a)	During the year ended February 28, 2007:

i)

The Company received 100,000 common shares of Teryl with a fair value of $16,000 as consideration for the extension of a joint venture agreement in mineral property claims described in Note 5(a) (i). This amount has been shown as a reduction in exploration costs.

	b)	During the year ended February 28, 2006:

		i)	50,000 common shares were issued with a fair market value of $20,500 as part consideration under the mineral property option agreement described in Note 5(c) (ii).

		ii)	100,000 common shares were issued for finder’s fees pursuant to a private placement agreement.

c)

				Cumulative
				From Inception
				of Exploration
				Stage on
				March 1, 2003
Changes in operating assets	February 28,	February 28,	February 28,	to February 28,
and liabilities:	2007	2006	2005	2007

Accounts receivable	$(3,621)	$(3,867)	$(41,981)	$(55,455)

Prepaid expenses	(18,854)	(4,799)	27,009	(106,884)
Accounts payable and
accrued liabilities	78,312	36,323	3,359	139,248
Accrued liabilities to
related parties	177,753	14,255	38,560	266,568
Advances from
(repayments to) related
parties	–	–	(42,474)	136,100

	$233,590	$41,912	$(15,527)	$379,577

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

14.	INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

Year of		Year of
Loss	Amount	Expiration

2001	$ 1,223,000	2008
2002	238,000	2009
2003	28,000	2010
2004	347,000	2011
2005	399,000	2015
2006	464,000	2026
2007	1,055,000	2027

	$ 3,755,000

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

	2007	2006
Income tax benefit computed at Canadian statutory rates	$1,331,074	$276,570
Amortization in excess of capital cost allowance	(12,021)	(3,648)
Non-deductible stock-based compensation	(149,163)	(778)
Debt issue costs	(10,948)	–
Temporary differences related to natural resource costs	(340,662)	(112,522)
Other permanent differences	(411,919)	(8,331)
Utilized (unrecognized) tax losses	(406,361)	(151,291)
Deferred income tax benefit	$–	$–

Significant components of the Company’s deferred tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006
Deferred income tax assets
Excess of book value over market value of marketable securities	$47,113	$2,731
Excess of un-depreciated capital cost over net book
value of fixed assets	6,547	2,635
Excess of un-amortized debt issue costs over tax value	(3,066)	–
Excess of unused exploration expenditures for Canadian
tax purposes over net book value of resource properties	753,960	413,324
Net losses carried forward	1,328,046	942,605
	2,132,600	1,361,295
Valuation allowance for deferred income tax assets	(2,132,600)	(1,361,295)
Deferred income tax assets, net	$–	$–

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2007
(Stated in Canadian Dollars)

15.	RESTATEMENT

During the 2006, 2005 and 2004 fiscal years the Company expensed mineral interest acquisition costs of $20,500, $45,571 and $$60,346 respectively. Pursuant to the adoption of EITF 04-2 these amounts aggregating $126,417 have been retroactively restated as a separate component of property, plant and equipment.

The effect of this correction on net loss and related per share amounts is as follows:

			Cumulative From
			Inception of
			Exploration Stage
			on March 1, 2003
			Through February
	2006	2005	28, 2006

Net loss as previously reported	$(830,605)	$(793,940)	$(5,587,499)
Mineral acquisition costs	20,500	45,571	126,417

Net loss as restated	$(810,105)	$(748,369)	$(5,461,082)

Basic net loss per share, as previously reported	$(0.01)	$(0.01)
Prior period adjustments	0.00

Basic net loss per share, as restated	$(0.01)	$(0.01)

16.	SUBSEQUENT EVENTS

a)

On March 5, 2007, the Joint Venture Agreement between the Company and Teryl Resources (a related company) on the Fish Creek Claims was extended to March 5, 2009 with all the other terms of the Agreement remaining the same.

	b)	On March 1, 2007, the Company issued 616,652 common shares for the monthly redemption of the convertible debt with a conversion rate of $0.2276 per share.

	c)	On March 1, 2007, the Company issued 150,000 common shares pursuant to the exercise of 150,000 stock options at $0.10 per share for proceeds of $15,000.

	d)	On March 30, 2007, the Company issued 62,500 common shares pursuant to the exercise of 62,500 stock options at $0.10 per share for proceeds of $6,250.

	e)	On April 2, 2007, the Company issued 695,838 common shares for the monthly redemption of the convertible debt with a conversion rate of $0.2017 per share

	f)	On April 2, 2007 the Board of Directors approved that the Company issue up to 8,000,000 units. (see note (d)).

	g)	On May 5, 2007, the Company issued 701,751 common shares for the monthly redemption of the convertible debt with a conversion rate of $0.20 per share