Form 20-F
period 2008-02-29
LINUX GOLD CORP
filed 2008-09-02
CIK 1088158

United States Securities and Exchange Commission

Washington, D.C. 20549

_________________________________________________

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended February 29, 2008

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:  n/a

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: n/a

Commission File Number  000-30084

Linux Gold Corp.

(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

British Columbia, Canada

 (Jurisdiction of incorporation or organization)

240-11780 Hammersmith Way

Richmond, British Columbia V7A 5E9, Canada

(Address of principal executive offices)

John Robertson, President

240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada
Phone: 604-278-5996  Fax 604-278-3409

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at February 29, 2008

Common Shares, no par value

83,095,825

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act           [ ] Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes    [ X ] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X      No ___

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]               Accelerated file [ ]                Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ X ]  U.S. GAAP         [ ] International Financial Reporting Standards as issued           [ ] Other

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17.__   Item 18.  __

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ____      No  X

TABLE OF CONTENTS

PART I

7

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

7

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.

KEY INFORMATION

9

A.

SELECTED FINANCIAL DATA

9

B.

CAPITALIZATION AND INDEBTEDNESS

10

C.

REASON FOR THE OFFER AND USE OF PROCEEDS

10

D.

RISK FACTORS

10

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

HISTORY AND DEVELOPMENT

16

B.

BUSINESS OVERVIEW

17

C.

ORGANIZATIONAL STRUCTURE

29

D.

PROPERTY, PLANT AND EQUIPMENT

29

ITEM 4A. UNRESOLVED STAFF COMMENTS

30

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

30

A.

OPERATING RESULTS

31

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

33

D.

TREND INFORMATION

33

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

35

A.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

35

B.

COMPENSATION

36

C.

BOARD PRACTICES

37

D.

EMPLOYEES

38

E.

SHARE OWNERSHIP

38

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

38

A.

MAJOR SHAREHOLDERS.

38

B.

RELATED PARTY TRANSACTIONS.

39

C.

INTERESTS OF EXPERTS AND COUNSEL.

39

ITEM 8.

FINANCIAL INFORMATION

39

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

39

B.

SIGNIFICANT CHANGES

39

ITEM 9.

THE OFFER AND LISTING

39

ITEM 10.

ADDITIONAL INFORMATION

40

A.

SHARE CAPITAL

40

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

40

C.

MATERIAL CONTRACTS

41

D.

EXCHANGE CONTROLS.

41

E.

TAXATION.

42

F.

DIVIDENDS AND PAYING AGENTS

43

G.

STATEMENT BY EXPERTS.

43

H.

DOCUMENTS ON DISPLAY.

43

I.

SUBSIDIARY INFORMATION.

43

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

43

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

PART II

43

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

43

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

        USE OF PROCEEDS.

43

A.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

43

B.

USE OF PROCEEDS.

44

ITEM 15.     CONTROLS AND PROCEDURES

44

ITEM 16.        [Reserved]

45

ITEM 16A.     Audit Committee Financial Expert

45

ITEM 16B.     Code of Ethics

45

ITEM 16C.     Principal Accountant Fees and Services

46

ITEM 16D.     Exemptions from the Listing Standards for Audit Committees

47

ITEM 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

47

PART III

47

ITEM 17.

FINANCIAL STATEMENTS

47

ITEM 18.

FINANCIAL STATEMENTS

47

ITEM 19.

EXHIBITS

47

SIGNATURE PAGE

50

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

BUSINESS OF LINUX GOLD CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work.  The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $2,260,291 in the year ended February 29, 2008 (2007 - $3,571,183; 2006 - $810,105). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

Linux Gold Corp. (the "Company”), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and all our executive officers and directors are Canadian citizens and residents. As a result, we believe that we qualify as a "foreign private issuer".

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral exploration; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

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

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 29, 2008 and February 28, 2007, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 29, 2008 and February 28, 2007 have been audited by Smythe Ratcliffe LLP Chartered Accountants. The Consolidated Financial Statements are prepared in accordance with U.S.  GAAP. See Note 3 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars.  Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  At February 29, 2008, US$1.00 was equal to approximately C$0.9796.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29.  The data presented is prepared in accordance with generally accepted accounting principles in the United States:

                                                         Fiscal Years Ended February 28/29

	2008	2007 (Restated)	2006	2005	2004

Net Revenue	$ -	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(2,260,291)	(3,571,183)	(810,105)	(748,369)	(372,951)
Income (loss) from discontinued operations	-	-	-	-	369,213
Income (loss) from continuing operations per Common Share	(0.03)	(0.05)	(0.01)	(0.01)	(0.01)
Income (loss) from discontinued operations per Common Share	-	-	-	-	0.01
Total Assets	328,923	737,837	669,057	650,625	382,956
Working Capital (deficit)	(219,213)	(651,053)	69,670	128,204	(91,924)
Shareholders’ Equity (deficit)	(207,248)	(334,974)	206,262	254,646	(25,578)
Cash Dividends per common share	$ nil	$ nil	$ nil	$ nil	$ nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars.  Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 0.9796 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 29, 2008. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 17, 2008, the Noon Buying Rate was CDN$ 1.0201 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
February	2008	1.0181	0.9717
March	2008	1.0275	0.9841
April	2008	1.0268	1.0021
May	2008	1.0187	0.984
June	2008	1.0282	1.0011
July	2008	1.0261	1.0015

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average	Low/High (CAD$)	February 29/28 (CAD$)
2008	1.0470	0.9168 / 1.181	0.9796
2007	1.1374	1.0989 /1.1852	1.17
2006	1.1992	1.1379 / 1.2425	1.1379
2005	1.2888	1.1774 / 1.3968	1.2314
2004	1.3667	1.269 / 1.4905	1.3405
2003	1.5438	1.5995 / 1.488	1.4880

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

RISK FACTORS RELATED TO OUR BUSINESS

We have a limited and changing operating history.

We initially focused the business of the Company on natural resource development.  We changed direction becoming involved in the information technology industry to take advantage of the booming technology sector and the declining precious metals markets.  We were not successful in that industry segment.  We have returned our focus on mining and exploration.

We may not be able to secure the financing necessary to explore, develop and produce our mineral properties.

There is no assurance that we will be able to secure the financing necessary to explore, develop and produce our mineral properties.

We do not presently have sufficient financial resources or operating cash-flow to undertake solely all of our planned exploration and development programs.  The development of our properties may therefore depend on obtaining joint venture partners, and on our ability to obtain additional required financing.  There is no assurance we will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties as disclosed herein.  In addition, we have no experience in developing mining properties into production and our ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in our audited consolidated financial statements for the year ended February 29, 2008 we have incurred significant operating losses and have an accumulated deficit since inception of $14,917,831 at February 29, 2008. Furthermore, we had working capital deficit of $219,213 as at February 29, 2008, which is not sufficient to achieve our planned business objectives.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.  The auditors’ report on the February 29, 2008 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty (see Item 5.B. Liquidity and Capital Resources).

We expect to incur significant losses for the foreseeable future.

We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations (see Item 5.B. Liquidity and Capital Resources).

Our business may be affected by such matters as changes in general economic conditions, changes in laws, regulations, and other factors.

From time to time, our business may be affected by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers of Teryl Resources Corp., a public natural resource exploration company that shares office space and administrative staff with the Company.  We entered into an agreement with Teryl Resources Corp. whereby Teryl could earn up to 50% of the Fish Creek claim (see Item 4.D.).  In addition, Mrs. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd. which holds approximately 6.5% of the Common Shares of the Company, and together, our directors and officers hold 9.3% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E).  Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time (see Item 7.B.).  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA.  The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

We are organized under the laws of the province of British Columbia, Canada. All of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example: where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law; the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state; the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court; the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our mineral resources competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, our exploration programs may not will yield any reserves or result in any commercial mineral operations (see Item 4.B. Competition).

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

We could be adversely affected if China changes its economic policies .

We hold an interest in a property in China.  Although our China property is not a material property, we could be adversely affected if China changes its economic policies. As part of its economic reform, China has designated certain areas as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

Our management team has no significant minerals exploration technical training.

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

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

The Company faces risks related to the exploration and potential development of its properties.

The exploration and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves, or whether any of the Company’s exploration stage properties can be brought into production. Few properties that are explored are ultimately developed into producing mines. At present, none of the our properties have defined ore bodies with reserves and resources, and our proposed exploration programs are an exploratory search for ore.  Whether an ore body will become commercially viable depends on many factors, including: the characteristics of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is also subject to the risks normally encountered in the mining industry, such as: unusual or unexpected geological formations; natural disasters; power outages and water shortages; cave-ins, land slides, and other similar mining hazards; inability to obtain suitable or adequate machinery, equipment, or labour; and other known and unknown risks involved in the operation of mines and the conduct of exploration.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue exploration into commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

We have no current mining operations and if we ever commence mining operations we face certain risks, any of which could result in our ceasing operations.

We have no current mining operations and no revenue from mining operations. If we ever commence actual mining operations, such operations would face the risk of changing circumstances, including but not limited to: failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples; estimates of reserves being adversely affected by encountering unexpected or unusual geological formations; production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labor strikes; the grade of ore actually mined being lower than that indicated by drilling results; persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence; adverse changes in interest rates that may apply to project development debt. In addition, we have no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

Our estimates of any mineral deposits on our properties may not change.

Our estimates of any mineral deposits on our properties may not change.  We have prepared all figures with respect to the size and grade of mineralized deposits included herein, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and any identified mineralized deposit may not ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover the Company’s costs.

Even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply and demand for metals is affected by various factors, including political events, economic conditions and production costs in major producing regions.  The price of any minerals produced from the Company’s properties may not be sufficient such that any such deposits can be mined at a profit.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain of our properties are located in Alaska. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our activities. As a result, our activities in these regions are seasonal and the preferred time for work is limited to the spring and summer when costs are more reasonable and access to the properties is easier (see Item 4.B.).

The Company’s properties may be subject to unregistered agreements; transfers, or claims and title may be adversely affected.

Our title opinions do not validate that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if any of our mineral claims have been staked or assessment work carried out. The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  In the event of an adverse judgment with respect to any of its mineral properties, the Company could lose its property rights and may be required to cease its exploration and development activities on that property.

Mineral operations are subject to government and regulatory approvals.

Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations. Mining, exploration and exploitation permits are required. Failure to comply with regulatory requirements could result in permits being withdrawn or suspended which would adversely affect our operations.

We are subject to extensive and changing environmental legislation, regulation and actions.

We are subject to extensive and changing environmental legislation, regulation and actions in connection with our operations and properties.  We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Our operations may require additional analysis in the future including environmental and social impact and other related studies.  We may not be able to obtain or maintain all necessary permits that may be required to continue our operation or our exploration of our properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

We may have no direct contractual relationship in certain mineral properties that have been granted by third parties.

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

The market price for the common shares on the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as regulatory and environment rules, and announcements of technology innovations or new products by other companies.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extra-provincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 83,095,825 shares were issued and outstanding as of February 29, 2008 and 87,650,825 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

On February 20, 2003 we held a shareholders meeting at which our shareholders voted to change our name from LinuxWizardry Systems, Inc. to Linux Gold Corp. and obtained a new OTC BB trading symbol LNXGF. We believe our new name, Linux Gold Corp. more closely represents our true business activities.

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”) , which is the statute under which we were previously governed. In accordance with the BCA, we were required to transition ("Transition") to the BCA and amend our Articles or Notice of Articles upon Transition to the BCA. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 11, 2004.   On August 16, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution replace our Articles in their entirety pursuant to the Business Corporations Act (British Columbia).  Our Incorporation Number is BC0187279.  Our Articles do not restrict the nature of the business that may be carried on by the Company.

During the three fiscal years ending in February 2008, we have been involved in mineral property exploration. We have investigated several mineral properties in Canada, the United States, and China. Our current plans are to joint venture and explore these mineral properties.

We have interests in six properties with locations in Alaska, China and Canada.  In British Columbia, we hold an option to a 100% interest in 56 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We also hold an option to a 100% interest in 25 units in the Bralorne/Lillooet mining division in British Columbia, called the ORO Property.  Our TY and ORO properties are adjacent to each other.  We now have a total of 81 units in the Bralorne area.

In Alaska, we hold a 50% interest in the Fish Creek property, which is optioned to Teryl Resources Corp.  We also hold 276 quarter-section State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. Most of the work on the Granite Mountain property has focused on four prospects, including the Saddle, Gossan, Gusty and Peace River prospects. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. All of these claims are 100 % owned by the Company and are in good standing.  We also staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District of Alaska and we are 100% owner of the claims.

In China, we hold an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined for the above properties.

We also own a 1.277% net working interest in an oil well located in Fayette County, Texas.  To date, we have received no revenues from our mining property activities, and have received no revenue from our interest in the Fayette County oil well during the past five fiscal years.  As a result, we wrote off our interest in the oil well located in Fayette County. We have no current plans to pursue further activities in either the oil or gas business.

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

Mineral Properties

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 state of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska.  These claims are subject to an option agreement with Teryl Resources Corp., a company with common directors and officers.  Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest.  Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental  encumbrances to mining on the project. We currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

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

1 = Ryan Lode (2.4 Million oz)
2 = True North (+2 Million oz)
3 = Dolphin (600,000 oz)
4 = Fort Knox (7.5 Million oz)
5 = Gil (433,000 oz)
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Elliot Highway
Silverado Mines Marshall Dome Block
Univ. of Alaska Twin Buttes
Lockray Mining Bear Creek Block
Chatanika River
2
3
5
4
Linux - Teryl Fish Creek Block
Can - Ex. Resources Eagle Creek Project
Fox
Kinross Gold Fort Knox Project
Range Minerals Ester Dome Project
Kinross Gold Ryan Lode Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
1
Fairbanks
Parks Highway
Richardson Highway
Tanana River
N
To Anchorage
To Delta Junction
0 6
Miles
Avalon Development Corp. - 2005

Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

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

Curt Freeman, MS, PGeo, Certified Professional Geologist, the author of the technical report, “Summary Report For The Fish Creek Gold Property, Fairbanks Mining District, Alaska” compliant with NI 43-101, dated March 7, 2005, recommended a two phase program as follows:

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
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Teryl Resources Corp., we planned to implement an exploration program during the 2006/7 winter on the Fish Creek gold property. We received permits to conduct exploration drilling to drill up to seven holes (3,500 ft) on geophysical targets identified from the Fugro survey.  However, due to the location of the proposed drill holes (wet, boggy), increased exploration activities in the State of Alaska, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we have had difficulty obtaining equipment to conduct the exploration drilling.  It is our intent to complete the drilling as soon as a drill is available and the weather permits.

In January 2008 we commenced arrangements for a drill program to test several gold geophysical anomalies. This drilling would be conducted as part of the Phase I exploration program recommended in our Technical Report on the Fish Creek Property, dated March 7, 2005, prepared under National Instrument 43-101.  The drill program proposes to RVC drill approximately 2,000 feet, during this exploration season. The cost to complete this phase of work is estimated to be approximately US$200,000.

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

Granite Mountain Property, Seward Peninsula, Alaska

The following is a summary of information on our Granite Mountain property.  For detailed information please see the “Technical Report GM06 43-101 – Geologic Report on the Granite Mountain Project, Koyuk Mining District, Candle B-5 and C-5 Quadrangles, West-central Alaska” prepared for Linux Gold Corp. by David D. Adams, P.Geo., dated March 20, 2007, (the “Granite Mountain Report”) filed on SEDAR on February 7, 2008.

PROPERTY SUMMARY AND DESCRIPTION

The Property consists of 276 State of Alaska MTRSC quarter-section mining claims (160acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. These claims cover approximately 179sqkm (approximately 44,160acres). The Property is located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska (Figure 1). All of these claims are 100 % owned by the Company and are in good standing.

Mineral rights in this part of Alaska are administered by the State of Alaska Department of Natural Resources. Annual mining claim rents vary according to claim size and age and are due and payable by November 30th of each year. The total annual claim rent paid for 2008 was $32,800 for 328 claims  (2007 - $13,600).  The total annual labor commitment is $110,400 (i.e., $400 per 160acre claim x 276 claims); an Annual Labor Affidavit for the 2006-2007 assessment year was filed on November 27, 2007. Annual amounts spent in excess of this commitment may be banked forward for up to four years into the future as per current regulations regarding Alaska State mining claims. The work completed in 2005 and 2006 is sufficient to bank forward and cover annual labor commitments at least  through the 2007-2008 assessment year.   As at November 27, 2007 a balance of $212,600 has been carried forward.  All of the claims comprising the Property are in good standing.

All State of Alaska mining claims are subject to a production royalty of 3% of net income from a mining operation beginning 3.5 years following commencement of commercial production. There currently are no unusual social, political or environmental encumbrances to mining on the project. No known mineral closures exist within or adjacent to the property. None of the claims covering the Granite Mountain project have been surveyed by a registered land or mineral surveyor and there are no State or Federal laws or regulations requiring such surveying. In 2006 a multi-year APMA permit was obtained from the Alaska Department of Natural Resources Division of Mining to conduct drilling on the property. This permit is reviewed by the Corps of Engineers other governmental agencies before approval. Amendments to this permit, and additional permits, will be required for future ground disturbing exploration activities on the property, including drilling or trenching. Other miscellaneous permits (fuel storage, etc.) may be required from the Arctic Northwest Borough.

Most of the work on the property has focused on four prospects, including the Saddle, Gossan, Gusty and Peace River prospects.

The Saddle prospect is located within the “K” claim block and on the divide between the headwaters of the Kiwalik River and the headwaters of south fork of Quartz Creek. The Gossan prospect is located within the “K” claim block and on the south end of Gossan Ridge, just east of where the Kiwalik River makes a sharp bend to the north. The Gusty prospect is located within the “K” claim block and on the west bank of the upper Kiwalik River, approximately 3.2km north of the

Gossan prospect. The Peace River prospect is located within the “PR” claim block and on the north bank of the uppermost Peace River.

Linux Gold Corp.

Granite Mountain Gold-Polymetallic Platinum Project

Granite Mountain Project Areas

R14W
161°30'
R12W
161°00'
To Candle
15 Miles
T4N
Quartz Creek
Kiwalik River
65°30'
65°30'
T1N
T1S
Kiwalik
Claims
2844
Granite
Mtn.
Peace
Claims
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

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Property is by fixed-wing aircraft or helicopter. The nearest population center is Nome, Alaska (population approximately 4,000), which lies on the southwest coast of the Seward Peninsula, approximately 240 km (150 mi) west-southwest of the Property. An all weather road extends from Nome to the village of Council, located approximately 130 km (80 mi) west of the property. Koyuk, located approximately 56 km (35 mi) to the south, at the mouth of the Koyuk River, is the nearest village. Buckland, another small village, is located approximately 48 km (30 mi) to the north, on the Buckland River near its mouth.

Several winter trails extend towards the Property from Koyuk, Council and Kiwalik Lagoon. These may be used for winter equipment travel, with appropriate permits from regulatory agencies. There is also a fifty foot easement along the Koyuk River, passing through private lands, and extending from Koyuk to Dime Landing. There is a well-established, ridgeline tractor trail on part of the project, extending from lower Bear Creek to the headwaters of Quartz Creek.

Several airstrips, largely maintained by local miners, provide potential points of access to the Property. There is a 762 m (2,500 ft) airstrip on Bear Creek, near the mouth of Bob Creek, approximately 16 km (10 mi) from the central portion of the Property. This airstrip was the location of the exploration base camp for the 2006 field season.

The Property is characterized by tundra and talus covered hills and ridges with very limited outcrop. Elevations vary from a minimum of 450 ft along the Kiwalik River to a maximum of 2,100 ft just north of Granite Mountain. Valley floors are narrow, and drainages are believed to have been initiated by the most recent alpine glaciation. In some cases drainages appear to be controlled by regional scale fault structures. The climate is semi-arid with short moderate summers and long cold winters, typical of sub-arctic, interior Alaska. The area is typically covered with snow from mid-September until mid- June. The Property is above tree line with little or no vegetation other than typical alpine tundra on the slopes and ridgelines, and minor alder and willows along some stream banks.

GEOLOGIC SETTING

This portion of Alaska, and the Property in general, is comprised largely of Cretaceous volcanic rocks locally intruded by mid to late Cretaceous plutons. Metamorphic rocks become increasingly abundant west of the Property, within the Seward Peninsula proper, and un-metamorphosed sedimentary rocks predominate east of the Property, within the Koyukuk basin on mainland Alaska. Early Cenezoic volcanic rocks are also prevalent in the region, although these are not common within the Property.

The Property lies entirely within an isolated portion of the Koyukuk terrane (KT) which is surrounded by widespread Early Cenezoic basalt fields with no terrane affinity. The property lies less than 5 km east of a major tectonic boundary with the Seward terrane (ST).

DEPOSIT TYPES AND MINERALIZATION

Mineralization on the Property is believed to be plutonic hydrothermal in origin, and related to emplacement of the Granite Mountain pluton (“GMP”), the Quartz Creek pluton (“QCP”), the Peace River stock (“PRS”), and possibly other intrusive bodies at depth. These are mid-Cretaceous-age, zoned, multi-phase intrusions with calc-alkaline cores (quartz monzonite) which grade outward to alkaline/sub-alkaline margins (syenite-monzonite) and intrude lower Cretaceous continental volcanic and volcaniclastic rocks. Mineralization on the Property occurs in several styles which collectively suggest the possibility of multiple episodes of mineralization. Polymetallic (Pb-Zn-Sb-Cu-Mo-Ag-Au) mineralization is hosted within both the felsic plutonic rocks and the adjacent volcanic rocks.

Polymetallic mineralization within the Property occurs at numerous locations on the property and in several distinct styles. Extremely limited outcrop exposures have made it difficult to assess the surface extent of mineralization at these locations. Significant lode and placer occurrences known to date are located on the western portion of the Property, within a broad north-northwest trending mineralization-alteration zone known as the “Kiwalik trend”.  This zone was first recognized as being spatially associated with the QCP and several northwest trending fault structures. Alteration, which defines this zone, includes widespread propylitic alteration of volcanic rocks and local intense quartz-sericite, carbonate, and tourmaline alteration.  Polymetallic mineralization, found on the eastern portion of the Property, associated with the PRS, has a slightly different style and geochemical signature.

EXPLORATION

2005 Exploration

During August 2005 a three-week reconnaissance exploration program was conducted utilizing a five-person crew to complete reconnaissance mapping and rock, soil and stream sediment/pan concentrate sampling. This work was conducted from a camp located on the southwest flank of Granite Mountain, near the Granite Mountain airstrip, which was used for fixed-wing support out of Nome. A Robinson R-44 helicopter was used for some logistical support, and ATVs were used extensively. The crew consisted of Jeff Keener, Diane Minehane, Robert Murray, Peter Williams and Robert Grunditz. A total of 93 rock samples, 115 soil samples, 35 stream sediment samples and 21 pan concentrate samples were collected. Reconnaissance grab rock sampling was completed on several previously known prospects and new occurrences discovered during the program. Soil sampling was completed using shovels to dig shallow pits approximately 1 – 2 ft deep. Reconnaissance soil sampling was completed along several ridgelines, and two soil sample grids were completed. The Gossan soil grid (76 samples) was established using sample and line spacings of 100m. The Peace River soil grid (33 samples) was established using sample spacing of 100m and line spacing of 200m. Stream sediment samples were collected on upper tributaries of the Kiwalik River at spacings of approximately 800m; pan concentrate samples were collected at some of the stream sediment sample sites where hydraulic conditions appeared amenable to heavy mineral accumulation.

2006 Exploration

During August and September 2006, additional work was completed by contractors during a six week field program which included geochemical sampling, geologic mapping, geophysical surveys and exploratory drilling. This program was completed by a 12-person crew based out of a camp located at the airstrip on lower Bear Creek, just north of Bob Creek. The field crew consisted of soil samplers and field assistants, geologists and drillers.  A Hughes 500 helicopter contracted from Last Frontier Helicopters, of Palmer, Alaska, was used to transport the crew to and from the project and to support drilling operations. Bering Air was used for charter fixed-wing support to and from Nome, including supplies and fuel delivery, using either a Caravan or Cessna 207.

2006 Reconnaissance Exploration

Reconnaissance exploration on the Property during 2006 consisted of geologic mapping, rock sampling (58 samples), and grid-based soil sampling (580 samples). Very little time was spent on reconnaissance mapping and rock sampling since drilling was the main emphasis of the program. Rock sampling and geologic mapping was completed at the Saddle prospect, at the Peace River prospect, and at several other locations along the south fork of Quartz Creek and elsewhere on the property. Soil sampling (148 samples) was completed on an extension of the previously established “Gossan grid”, on the newly established “Gusty grid” (166 samples), and on the newly established “Saddle grid” (288 samples). All three grids utilized sample and line spacings of 100m. Soil sampling was completed using a Tanaka power auger equipped with a 3.5 ft flight and specialized bit designed for soil sampling.

2006 Exploratory Drilling

Exploratory drilling commenced on the Property during 2006. This drilling consisted of diamond core drilling of 2,971 ft (905.6m) in 4 drill holes at three prospects, including the Saddle, Gossan and Gusty prospects. One drill hole (KW06-03) was completed on the Saddle prospect to a depth of 499ft (152.1m). Two drill holes (KW06-1 and KW06-04) were completed on the Gossan prospect to depths of 880ft (268.2m) and 825ft (251.5m). One drill hole (KW06-02) was completed on the Gusty prospect to a depth of 767ft (233.8m).

2006 Geophysical Surveys

Three ground magnetometer survey lines were completed on the Property in 2006, including one line on the Saddle prospect and two lines on the Gusty prospect.

DRILLING

Drilling during 2006 consisted of diamond core drilling of 905.6m (2,971ft) in four drill holes at the Gossan, Gusty and Saddle prospects. Core recovery and rock quality data for the 2006 drilling program verifies the very poor ground conditions, particularly at lower elevations. Three drill sections were constructed to interpret the results of the 2006 diamond core drilling. Section A-A’, at the Gossan prospect, shows drill holes KW0601 and KW0604; Section B-B’, at the Gusty prospect, shows drill hole KW0602; and Section C-C’, at the Saddle prospect, shows drill hole KW0603.

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

SAMPLING METHOD AND APPROACH

Approximately 148 rock samples, 663 soil samples, 45 stream sediment samples, and 21 pan concentrate samples have been collected on the Property during 2005-2006, and most of these were collected during 2006. Rock and soil sampling was completed both years, and stream sediment and pan concentrate sampling were completed only during 2005. Sample descriptions were recorded at the sample sites in either a standard field notebook or on pre-printed note cards, and location data was gathered using either a Garmin or Trimble GPS handheld unit. Field notes were scanned and GPS location data were downloaded into the computer at base camp on a regular basis. Location data were plotted in camp using GIS software to determine precise map locations and facilitate field mapping.

Location data and summarized sample descriptions were later incorporated into a master GIS database. Rock Sampling Method: The same rock sampling method was used during both 2005 and 2006. Rock grab samples consisted of 10-30kg of material, and were collected from outcrop when possible, however, due to poor exposure, many of the rock samples represent rubble. All samples were collected in 7.5 x 12 in cotton canvas or olefin sample bags at the sample site, and later in base camp were organized into woven polypropylene bags for transit. Rock sample data was recorded on site on sample cards or in standard field books, including lithology, alteration and mineralization.

2005 Soil Sampling Method: Soil samples collected during 2005 were obtained by using a pick and shovel to dig a hole approximately 1–2ft deep and collecting soil from of the C-horizon. This material was screened on-site using a -8 mesh stainless steel sieve to obtain an approximately 1 kg sample, which was placed into a Hubco Sentry sand bag, which was then placed in a sealed ziplock plastic bag. Rock chips were collected from the oversize material and kept for later inspection. The pits were then reclaimed to their natural state, and the sampling tools were wiped clean to prevent contamination of subsequent samples. Soil sample data included notes on location, soil stratigraphy and rock chip lithology.

2006 Soil Sampling Method: Soil sampling during 2006 was completed using a Tanaka power auger equipped with a 3.5ft flight and specialized bit designed for soil sampling. Above the break in slope and on the ridges sampling conditions were relatively good, with each site requiring only 1–2 attempts to obtain sufficient sample material, and average depths ranging from 2–3ft. The sampling conditions were poor in the Kiwalik River valley below the break in slope, with each site requiring 4–8 attempts to locate sufficient sample material, due to abundant organics and poorly developed soils.

These sites also experienced extremely wet ground conditions, causing additional problems due to the samples washing off of the flight before extraction from the drill hole. Grid-based soil sampling during 2005 and 2006 utilized 100m sample and line spacings, and ridge-line traverses utilized approximately 200m spacings or random selected locations. Soil sample data included notes on location, soil stratigraphy and rock chip lithology.

Stream Sediment Sampling Method: Stream sediment sampling on the Granite Mountain property during 2005 was conducted on first order streams on approximately one quarter mile spacing. The samples were obtained using an aluminum scoop to collect material from the active channels of streams where silt was observed. The samples were wet-screened on-site using -20 mesh and –100 mesh stainless steel sieve screens placed over a bucket. The slurry was allowed to stand approximately 30 minutes, the water decanted, and the silt sample carefully retrieved from the bucket and placed into a Hubco Sentry sand bag. The sand bags were then placed into a sealed ziplock plastic bag. In some locations where silt was unavailable, moss was collected. Silt material was extracted from the moss by shaking and rinsing over a bucket, and then recovered as described previously. Stream sediment sample notes included width and depth of the active channel and relative proportions of different size material in the sample.

Pan Concentrate Sampling Method: Pan concentrate samples were collected during 2005 on the Granite Mountain property at stream sediment sample sites on 2nd and 3rd order streams, where sand and gravel existed in the stream bed. Coarse material was dug from a depth of approximately 2ft in the stream bed, typically a gravel or point bar. A 16 inch plastic gold pan was heaped with coarse material and panned down to a smaller volume of material which was washed into a 10 inch gold pan. The process was repeated a total of 3 times before the accumulated material in the 10 inch gold pan was panned down to remove light minerals and form a heavy mineral concentrate, which was then retrieved and bagged by the same methods described above for stream sediment samples. Any fine placer gold particles present in the final pan were counted and removed from the sample before bagging.

Core Sampling Method: All core from the 2006 program was logged at the Bear Creek base camp by DLM. The core sample intervals were indicated by wooden blocks placed at the end of the sample interval and labeled with the sample number. Digital photographs of the core boxes were taken and archived. Drill samples were obtained by splitting the core in the field using a Haley hydraulic-driven diamond saw powered by a Honda gasoline engine. One half of the core was used for the sample and the other half was put in its original position in the original core box. The split core is currently being stored at MI’s facility in Fox, Alaska.

SAMPLE PREPARATION, ANALYSES AND SECURITY

All geochemical samples from both the 2005 and 2006 field programs were prepared by Acme Analytical Laboratories. The samples were placed in double, woven polypropylene shipping sacks, secured with wire ties, and shipped by charter air service from the Granite Mountain project base camp to Nome, and thence from Nome to Fairbanks by Frontier Flying Service. Chain of custody was then transferred to MI, who transported the samples by truck to their facility in Fox, Alaska where they were stored temporarily in a locked garage until the chain of custody was transferred to a courier for Alaska Assay Labs. Alaska Assay Labs did all sample prep for 2005-2006. MI’s personnel sorted the samples and prepared the lab submittal forms. While in MI’s possession, the sample bags and shipping bags were inspected for integrity and found to be in good condition.

The entirety of each rock sample was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). Samples were analyzed for Au by fire assay by American Assay, in Reno, Nevada (2005), and by Alaska Assay Laboratories, in Fairbanks, Alaska (2006). All rock samples were analyzed for Au using standard 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. Then the samples were analyzed for a suite of elements by using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. The 2005 samples were analyzed for a suite of 49 elements by ALS Chemex. The 2006 samples were analyzed for a suite of 40 elements by Acme Analytical Laboratories. Analytical results in both digital and paper copy format were sent to LGC and MI immediately on completion of the analyses, and certificated copies of those results followed thereafter. All rejects are being stored by Alaska Assay Labs; 2005 pulps are being retained by MI, and 2006 pulps are currently in possession of Alaska Assay Labs.

DATA VERIFICATION

A total of 81 standards and 98 blanks were used during the 2006 field program to verify the quality of the analytical results. For the soil samples, one standard and one blank were inserted into the sample stream on a 3 pair per 100 sample basis. Three standards and one blank were distributed randomly in the rock samples. For the drill samples, Alaska Assay Laboratories inserted one standard and one high blank into the sample stream on a 1 pair per 18 sample basis. These standards included one high standard (approximately 1,010ppb) and one low standard (approximately 415ppb).

Additional standards, including one high standard (approximately 200ppb Au) and one low standard (approximately 90ppb Au) were inserted into the drill sample stream by LGC, on a 3 pair per 100 sample basis. Blanks were also inserted at the beginning and end of each drill hole. Commercially prepared gold standards were used. Blank samples consisted of basalt from the Browns Hill Quarry near Fairbanks. This material is ideal because of its hardness, which helps scour the crusher plates and grinders, and because of its consistent chemical signature which is void of gold and other elements typically used as gold pathfinders. Examination of the assay results for standards and blanks indicates no unusual or spurious sample results.

RECOMMENDATIONS

The Granite Mountain Report’s author proposes that further exploration on the Property be conducted in two phases. These phases include a surface exploration program (Phase 1, estimated $504,064 CAN$), and, contingent on encouraging results, a follow-up exploration drilling program (Phase 2, estimated 325,238 CAN$). The total estimated cost of the proposed programs is $829,302 (CAN$).  The Phase 1 program consists of surface exploration which includes rock sampling and geologic mapping of the known prospects, grid base auger drilling, soil sampling, trenching and rock chip sampling, airborne geophysical survey and additional ground geophysical surveys.  Phase 2 consists of conducting a 6 hole diamond drill program of 3,600 ft (1,097 meters) to test several known mineralized areas and newly discovered drill targets from the Phase 1 surface exploration program.

We plan to commence work pursuant to the recommendations in the Phase 1 surface exploration program upon receipt of required permits and raising sufficient capital.

TY Gold Property, Bralorne Mining District, British Columbia

In May 2003 we acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property.  During fiscal 2004, we staked three additional mineral claims representing a further 35 units, giving us a total of 56 units. The vendor will retain a 2% net smelter return interest. We may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

The TY and ORO properties are located adjacent to one another in the Bralorne area.  The TY property is roughly 6 miles east of Goldbridge, British Columbia.  Access to the property from either Goldbridge (10 km west) or Lillooet (96 km east) is readily gained by way of a gravel highway, which runs along the north side of Carpenter Lake.  Since the property is situated close to the coast of British Columbia and lies between 640 and 1040 meters altitude, it has reasonably long, warm summers and short, crisp winters.

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics.  It strikes N80E and dips vertically.   The Beta zone is not explored over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe.  The zone strikes NE/SW and dips 30° - 50° NW.  It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed  slickensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts.  This would explain the presence of two intersections in some of the holes.  The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz/ton gold.  In August 2003, we completed a phase I drill program.  Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.  All four holes drilled encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core was split and assayed for gold and silver. Soil sampling was done to ascertain the strike length and surface extent of the Beta zone.

In September 2003, we continued the second phase of drilling on the TY Gold property to confirm high-grade results encountered by previous drilling on the property.  Diamond drilling results from Holes 3TD-1 through 6 provided mixed gold values, though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favorable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill program is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

We will continue exploration work on the TY Gold property unless we decide to not continue due to poor results or economic reasons.

There currently are no resources or reserves on the TY property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the previous drilling at TY was not sufficient to allow estimation of CIM compatible resources or reserves.

We do not consider the TY property to be a material property.

ORO Property, Lillooet Mining Division, British Columbia

In April 2003, we acquired a 100% interest in 20 mineral claim units called the ORO property in the Lillooet Mining Division, BC.  In September 2003, we staked an additional mineral claim, representing five (5) additional units, giving us a total of 25 mineral claim units. The vendor will retain a 2% net smelter return interest. We may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

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

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics.  It strikes N80E and dips vertically.   The Beta zone is not exposed over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe.  The zone strikes NE/SW and dips 30° - 50° NW.  It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slikensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts.  This would explain the lower intersection in some of the holes.  The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

Several very low frequency electromagnetic conductive zones have been located on the ORO property.  The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins.

The President of the Company is the registered owner of the mineral properties. The Company prepared a trust agreement stating that these mineral claims are held in trust on behalf of the Company.

During the year ended February 29, 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs.

BLN Gold Property, Hebei Province, China

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

To complete the option agreement, the Company was required to:

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

During the year ended February 29, 2008, the Company discontinued active exploration on the property and wrote off its acquisition costs.

Corporate Finance

During the year ended February 29, 2008:

a)

the Company issued 8,378,226 common shares upon the conversion of debentures with a principal amount of US$1,403,518.

b)

the Company issued 212,500 common shares pursuant to the exercise of stock options for proceeds of US$21,250.

c)

the Company issued 430,000 common shares pursuant to the exercise of share purchase warrants for proceeds of US$102,500.

d)

The Company issued 2,825,000 common shares pursuant to a private placement at a price of $0.20 per unit for proceeds of US$565,000 before finders’ fee of $4,003.

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

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on August 9, 2007.

Description of the Markets in Which the Company Competes

The Company does not have a market in which it competes, as it operates in an extractive industry.

However, the mining industry in which the Company is engaged is highly competitive due to significant and increasing competition for exploration opportunities.  (see Competition below, and Risk Factors, page 9).

Competition

Significant and increasing competition exists for mining exploration opportunities available in North America and elsewhere in the world. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.

Seasonality

Due to the northern climate, exploration work is some areas of Alaska can be limited due to excessive snow cover and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November (see Risk Factors commencing on page 9).

Availability of Raw Materials

The Company does not have a reliance on raw materials, as it operates in an extractive industry.

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

Our current and anticipated future operations, including further exploration activities, require permits from various state and other governmental. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

C.

ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.

PROPERTY, PLANT AND EQUIPMENT

We do not own any properties.  Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management.  The Company will pay monthly rent of $1,833 plus a proportionate share of operating costs.  On November 30, 2007, the monthly rent increased to $2,017.  We have occupied these facilities since November 1, 2006.  These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates.  There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2008, we had been involved in oil and gas exploration/production and mineral property exploration and development.

Please refer to section 4.B. BUSINESS OVERVIEW, Nature of the Company’s Operations, Mineral Properties for a description of our mineral properties.

Plan of Operations

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F.

Source of Funds for Fiscal 2008/2009

Our primary source of funds since incorporation has been through the issuance of equity securities.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock, sales of options on mineral properties and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to the Company in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon the Company's shareholders.

At the present time, and in its present circumstances, there exists substantial doubt as to the ability of the Company to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining the Company's operating overhead over the longer term, the Company will need to either begin to derive revenues from its existing resource-based assets, or find and enter into a business which holds the prospects of ensuring that it can continue as a going concern. Management is aware of such need and is both researching new business opportunities and assessing potential financing possibilities for funding its existing resource property obligations and also any new business which may be entered into or acquired.

We had a working capital deficit of $219,213 on February 29, 2008 compared to a deficit of $651,053 at February 28, 2007. Subsequent to February 29, 2008, we raised an additional US$100,000 through the sale of common shares.

Use of Funds for Fiscal 2008/2009

During Fiscal 2008/2009, we estimate that we will expend approximately $500,000 on general and administrative expenses. During Fiscal 2008/2009 we estimate that we will expend approximately $300,000 on property exploration and development expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.  The Consolidated Financial Statements have been prepared in accordance with US GAAP. Audited financial statements for the fiscal years ended February 29, 2008, February 28, 2007 and February 28, 2006, respectively, are included in this 20-F.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $2,260,291 in the year ended February 29, 2008 (2007 - $3,571,183; 2006 - $810,105).  We have no revenue from our mining operations.  (see Item 3.D., Risk Factors, page 9).

A.

OPERATING RESULTS

Discontinued Operations

During fiscal 2002, we discontinued the business operations of our wholly-owned subsidiary, LinuxWizardry, Inc.

Continuing Operations

Fiscal Year Ended February 29, 2008 compared to Fiscal year Ended February 28, 2007

Results of Operations

During fiscal 2008, we received no revenues from operations as compared to $nil revenues in 2007.

Administrative expenses in 2008 totaled $1,963,211 as compared to $2,542,594 in 2007. Professional fees totaled $94,000 compared to $79,000 in 2007 due to increased activity in Alaska. We also incurred an imputed interest charge of $9,000 compared to $54,000 in 2007. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 2008 due to the additional advances received in 2008. Consulting and subcontract expenses decreased to $210,313 in 2008 from $541,483 in 2007. This decrease was due to the inclusion of stock-based compensation of $109,228 recognized from the granting of stock options in 2007. Travel decreased from $445,000 in 2007 to $263,000 in 2008 due to decreased operations. Office, rent, foreign exchange and telephone totaled $35,000 compared to $110,000 in 2007.

Fiscal Year Ended February 28, 2007 compared to Fiscal year Ended February 28, 2006

Results of Operations

During fiscal 2007, we received no revenues from operations as compared to $nil revenues in 2006.

Administrative expenses in 2007 totaled $2,542,594 as compared to $501,000 in 2006. The expenses increased from the prior year due to the increased activity of the Company. Professional fees totaled $79,000 compared to $55,000 in 2006. We also incurred an imputed interest charge of $54,000 compared to $32,000 in 2006. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount increased during 2007 due to the additional advances received in 2007. Consulting and subcontract expenses increased to $541,483 in 2007 from $134,000 in 2006. This increase was due to the inclusion of stock-based compensation of $109,228 recognized from the granting of stock options and increased consulting due to increased activity. Travel increased from $24,000 in 2006 to $445,000 in 2007 due to increased operations. Interest expense increased to $1,260,670 from $nil in 2006 due to financing acquired in 2007. Office, rent, foreign exchange and telephone totaled $104,000 compared to $205,000 in 2006.

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

B.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our authorized capital consists of 200,000,000 common shares without par value. At February 29, 2008 we had 83,095,825 issued and outstanding common shares (February 28, 2007– 71,250,099), and at June 17, 2008 we had 87,650,825 issued and outstanding common shares. The directors of the Company adopted the Linux Gold Corp. Stock Option Plan (the “Plan”), and received shareholder approval of same March 15, 2000. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time.

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

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

We received funding in 2008 from our affiliated companies (common officers and directors). The total amount owing to related parties is $226,797 or 42% of total current liabilities as at February 29, 2008. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand. Our affiliated companies have indicated that they will not be demanding repayment of these funds during the next fiscal year and will advance, or pay expenses on behalf of the Company if further funds are needed.

Subsequent to the fiscal year ended February 29, 2008, we received subscriptions pursuant to a private placement for cash proceeds of US$100,000.

We anticipate that our estimated cash requirements for the fiscal year ending February 28, 2009 will be approximately $500,000, for the fiscal year ended February 29, 2008 for operational expenses.   We do not foresee any material changes to our corporate operations.  Expenditures for future exploration during fiscal 2009 work cannot be specifically confirmed as of the date of this 20-F, as our requisite cash requirements for exploration work are dependent upon the ability to secure permits and equipment to conduct our exploration drilling on the Granite Mountain property.   However, preliminary budgeting estimates indicate that we may expend approximately $300,000 on property exploration and development expenses on the Granite Mountain property.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended February 29, 2008 compared to Fiscal year Ended February 28, 2007

During 2008 we financed our operations by the issue of 3,467,500 common shares for cash proceeds of $748,316. This consists of the issue of 212,500 common shares pursuant to the exercise of stock options for cash proceeds of $24,020, and the issue of 430,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $109,101.  We also received subscriptions of 615,195 pursuant to a private placement. During 2008, we spent $226,029 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2008 as compared to $3,571,183 during the year ended February 28, 2007.

Our cash position has decreased by $119,000 to $8,000 and we have a working capital deficit as at February 29, 2008 of $219,213.

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

During 2007, we spent $3,571,183 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2007 as compared to $810,105 the year ended February 28, 2006.

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

During 2006, we spent $810,105 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2006 as compared to $642,000 the year ended February 28, 2005.

Our cash position has decreased by $2,000 to $396,000 and our working capital as at February 28, 2006 was $70,000.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 28, 2006, February 28, 2007 and February 29, 2008 amounted to $nil, $nil and $nil  respectively. We do not hold any patents, trademarks or copyrights.

D.

TREND INFORMATION

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E.     OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 29, 2008.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations (1)	$39,700	$39,700	-	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations (2)	$69,843	$41,906	$27,937	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	$109,543	$81,606	$27,937	-	-

(1) Mineral Property Obligations:

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

Granite Mountain Property: The Company owns 276 State of Alaska MTRSC quarter-section mining claims (160acres each), within seven contiguous claim blocks, located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska, in the Cape Nome Recording District. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006.

Annual mining claim rents vary according to claim size and age and are due and payable by November 30th of each year. The total annual claim rent paid for 2008 was $32,800 for 328 claims  (2007 - $13,600).  The total annual labor commitment is $110,400 (i.e., $400 per 160acre claim x 276 claims); an Annual Labor Affidavit for the 2006-2007 assessment year was filed on November 27, 2007. Annual amounts spent in excess of this commitment may be banked forward for up to four years into the future as per current regulations regarding Alaska State mining claims. The work completed in 2005 and 2006 is sufficient to bank forward and cover annual labor commitments at least  through the 2007-2008 assessment year.   As at November 27, 2007 a balance of $212,600 has been carried forward.  All of the claims comprising the Property are in good standing.

(2)  The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs. On November 30, 2007, the monthly rent increased to $2,017. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2009	$ 41,906
Fiscal year ending February 28, 2010	$ 27,937

$ 69,843

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 29, 2008, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors.  The following table provides certain information about the members of our Board of Directors as of February 29, 2008.

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

John G. Robertson.    Mr. Robertson is the Chairman of the Board, CEO and founder of the Company and a Director of the Company since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”).  Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange and the OTC bulletin board that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc.  Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company which is engaged in the acquisition and exploration of oil and gas interests in North America.  Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., an inactive reporting Florida corporation.  Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies.  Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), and 540330 B.C Ltd. (since April 1997). Mr. Robertson is a citizen and resident of Canada (see Item 7.B. – Related Party Transactions).

Jennifer Lorette - Ms. Lorette has held several positions with the Company since June 1994.  Also, since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board.  Since April 1994 she has also been a director and Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange and traded on the OTC BB.  REGI U.S. is ultimately controlled by Reg Technologies Inc. Ms. Lorette has been a director of Teryl Resources Corp. since 2001, a British Columbia corporation listed on the TSX Venture Exchange and trading on the OTC BB engaged in exploration and development of mineral properties. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., an inactive Florida corporation.  Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Energy, Inc. since February 1995.  Ms. Lorette is a citizen and resident of Canada.

Susanne Robertson - Ms. Robertson was elected a director of the Company in August 2001.  She is also a director of Teryl Resources Corp. since 1990, a British Columbia corporation listed on the TSX Venture Exchange and trading on the OTC BB engaged in exploration and development of mineral properties.  Ms. Robertson is also a director of Reg Technologies Inc. since 1984, a British Columbia corporation listed on the TSX Venture Exchange and traded on the OTC BB.  Ms. Robertson is a principal of SMR Investments, Ltd., a private business and financial consulting company providing management services to public companies, since 1979. Ms. Robertson  is a citizen and resident of Canada (see Item 7.B. – Related Party Transactions).

Monique van Oord –Ms. van Oord is Chief Financial Officer (since August 2004), and a Director (since February 2004) of the Company. Ms van Oord is also a Director and Chief Financial Officer of Teryl Resources Corp., since January 2003, a British Columbia mineral exploration company which trades its shares on the TSX Venture Exchange and the OTC Bulletin Board.  Ms. van Oord has also acted as an Administrator for several public and private companies from 2002 to date. Ms. van Oord is a citizen and resident of Canada.

The Senior Management serves at the pleasure of the Board of Directors.  Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp. citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. We filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on February 8, 2008.

Other than the Cease Trade Order issued against the Company, no Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband wife.  Please refer to Item 7.B. – Related Party Transactions.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.

COMPENSATION

For the fiscal year ended February 29, 2008 the Company and its subsidiaries paid $42,000 in compensation to directors, officers and related companies as a group.

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

During the fiscal year ended February 29, 2008 300,000 new stock options were granted pursuant to stock option plans, 212,500 options were exercised and 295,000 options were forfeited (see Note 10 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 815,625.  All exercise prices are US dollars.  Of those, 1,525,000 are exercisable at $0.10 expiring on February 21, 2013,  75,000 are exercisable at $0.30 expiring April 22, 2009, 12,500 are exercisable at $0.20 and expire on November 9, 2009, 50,000 are exercisable at $0.31 and expire on November 7, 2012, 25,000 are exercisable at 0.34 and expire on June 29, 2011, 1,500,000 are exercisable at $0.35 and expire on August 9, 2011 and 75,000 are exercisable at $0.25 and expire on dates ranging from November 2, 2011 to December 8, 2011. Please see Note 10 to the financial statements.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (US $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2013
Jennifer Lorette	150,000	$0.10	February 21, 2013
Monique van Oord	50,000	$0.30	April 22, 2009
Susanne Robertson	300,000	$0.10	February 21, 2013
TOTAL HELD AS A GROUP:

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	25,000	$0.30	April 22, 2009
Cindy Broad	12,500	$0.20	November 9, 2009
Barbara West	25,000	$0.34	June 29, 2011
Michael Baybak	1,000,000	$0.35	August 9, 2011
Garry Pollack	500,000	$0.35	August 9, 2011
Cheryl Derbyshire	25,000	$0.25	November 2, 2011
James Foley	50,000	$0.25	December 8, 2011
Cindy Broad	25,000	$0.31	November 7, 2012
Susan Bromberg	25,000	$0.31	November 7, 2012
James Vandeberg	75,000	$0.10	February 21, 2013
TOTAL HELD AS A GROUP:	1,762,500

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

D.

EMPLOYEES

We employed no employees during any of the years ended February 29, 2008, February 28, 2007, and February 28, 2006.  Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors of officers belong to any labor unions.  We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.

SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at August  28, 2008:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	2,434,638 (2)	2.9%
Jennifer Lorette	238,100 (3)	*
Monique van Oord	60,500 (4)	*
Susanne Robertson	6,888,772 (5)	8.3%

(1)

as at August 28, 2008, there were 87,650,825 issued and outstanding common shares.

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

As of August 28, 2008, 87,650,825 Common Shares were outstanding. At such date, we are aware of one shareholder who owns 5% or greater of the voting shares of the Company.  Susanne Robertson, our director, owns 6,363,772 of our issued and outstanding common shares. Of these, 5,416,772 shares are registered in the name of SMR Investments Ltd., a corporate controlled by Mrs. Robertson.  Mrs. Robertson does not have any different voting rights.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of the Company.

B.

RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2008, 2007, and 2006 . SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2008, 2007, and 2006.

We had related party advances outstanding of $226,797 at the February 2008 year-end, compared to $470,962 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2008	$0.2388	$0.145	$0.2388
2007	$0.58	$0.195	$0.27
2006	$0.54	$0.10	$0.351
2005	$0.35	$0.12	$0.19
2004	$0.455	$0.04	$0.30
2003	$0.094	$0.011	$0.07

The following table shows the quarterly high and low closing prices of our stock traded on the  OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2008 Q4 2/29/08	$0.26	$0.17	$0.2388	6,904,323
Q3 11/30/07	$0.335	$0.132	$0.23	17,831,023
Q2 8/31/07	$0.21	$0.13	$0.145	11,647,046

Q1 5/31/07	$0.28	$0.16	$0.17	15,395,177
2007 Q4 2/28/07	$0.30	$0.21	$0.27	13,329,680
Q3 11/30/07	$0.38	$0.195	$0.24	8,630,686
Q2 8/31/06	$0.45	$0.29	$0.37	8,081,612
Q1 5/31/06	$0.58	$0.32	$0.417	25,854,393

_________

all prices in US$

(Information provided by The Over The Counter Bulletin Board.  The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2008, July	$0.145	$0.08
2008, June	$0.145	$0.11
2008, May	$0.16	$0.13
2008, April	$0.178	$0.13
2008, March	$0.239	$0.16
2008, February	$0.24	$0.18

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

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”), which is the statute under which we were previously governed. In accordance with the BCA, we were required to transition ("Transition") to the BCA and amend our Articles or Notice of Articles upon Transition to the BCA. We filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 11, 2004.   On August 16, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution replace our Articles in their entirety pursuant to the Business Corporations Act (British Columbia).  Our Incorporation Number is BC0187279.  Our Articles do not restrict the nature of the business that may be carried on by the Company.

C.

MATERIAL CONTRACTS

During the past two years ended February 29, 2008 and February 28, 2007, we entered into the following material contracts.

Fish Creek Joint Venture Agreement

On March 5, 2002, we optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company with common directors and officers). Under the terms of the agreement, Teryl issued 200,000 common shares to Linux at a fair value of $80,000 and must expend $500,000 over three years. Linux retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. Linux entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, Linux entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

Corporate

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs. On November 30, 2007, the monthly rent increased to $2,017. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2009	$ 41,906
Fiscal year ending February 28, 2010	$ 27,937

$ 69,843

In August 2006, the company entered into a consulting agreement with Michael Baybak, who was appointed Vice President of Financial Development, for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 29, 2008, consulting fees of $6,403 (2007 - $89,278) were incurred.

Also in August 2006, the Company entered into a consulting agreement with Garry Pollack, we was appointed Assistant Financial Advisor, for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 29, 2008, consulting fees of $nil (2007 - $40,618) were incurred.

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

E.

TAXATION.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Linux Gold Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS.

Not applicable.

H.

DOCUMENTS ON DISPLAY.

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 4, 1999, which became effective August 3, 1999.  The Registration Statement contains exhibits and schedules.  Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.

USE OF PROCEEDS.

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President (our principal executive officer), and the Chief Financial Officer (our principal financial officer), of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report (the “evaluation date”). Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our President and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Additionally, our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our President, and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended February 29, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our President and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of the evaluation date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of the evaluation date.

There were no changes in the Company’s internal controls that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.        [Reserved]

ITEM 16A.     Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size.  In 2008, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Smythe Ratcliffe LLP Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.     Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2008.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2008 Fiscal Year	2007 Fiscal Year

(a) Audit Fees	$32,000	$29,500

(b) Audit-Related Fees	$nil	$nil

(c) Tax Fees	$nil	$nil

(d) All Other Fees	$nil	$nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public.  Currently the members are Jennifer Lorette, Monique van Oord and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed Smythe Ratcliffe LLP Chartered Accountants, as our principal accountant to audit our consolidated financial statements for the fiscal year ended February 29, 2008.

Subject to the requirements in Canada under National Instrument 52-110 (Audit Committees) (“NI 52-110”), the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for under NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

Our Audit Committee pre-approved all non-audit services (audit-related services, tax services, and all other services) provided to the Company prior to the commencement of the services.

In the table above, and the disclosure below, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended February 29, 2008 and February 28, 2007 were $32,000 and $29,500, respectively. For Audit Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2008 and 2007 was 100%.

Audit Related Fees

The aggregate fees billed for assurance and related services by Smythe Ratcliffe LLP Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal years ended February 29, 2008 and February 28, 2007, which are not reported under the heading "Audit Fees" above, were $Nil and $Nil, respectively.  Had there been any Audit Related Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

Tax Fees

For the fiscal years ended February 29, 2008 and February 28, 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Smythe Ratcliffe LLP Chartered Accountants, as applicable, were $nil and $nil, respectively. For Tax Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Related Fees pre-approved by our Audit Committee during fiscal 2008 was 100%.

All Other Fees

For the fiscal years ended February 29, 2008 and February 28, 2007, the aggregate fees billed by Smythe Ratcliffe LLP Chartered Accountants, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively.   Had there been any Other Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

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

ITEM 19.

EXHIBITS

The following consolidated financial statements, together with the report of Smythe Ratcliffe LLP Chartered Accountants on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Report of Registered Public Accounting Firm dated June 18, 2008

Consolidated Balance Sheets as at February 29, 2008 and February 28, 2007

Consolidated Statements of Operations as at February 29, 2008, February 28, 2007 and February 28, 2006

Consolidated Statements of Stockholders’ Deficiency, March 1, 2003 to February 28, 2007

Consolidated Statements of Cash Flows as at February 29, 2008, February 28, 2007 and February 28, 2006

Notes to the Consolidated Financial Statements as at February 29, 2008, February 28, 2007 and February 28, 2006

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(9)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(9)
99.1	Consent of Independent Auditors – Smythe Ratcliffe LLP	(9)

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

(8)

incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 23, 2007

(9)

attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.

REGISTRANT

Dated:

August 29, 2008

By:

/s/  John G. Robertson

John G. Robertson

President, Chairman of the Board/Director

EXHIBIT 12.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 302 of The Sarbanes-Oxley Act of 2002

I, John Robertson, certify that:

1.

I have reviewed this annual report of Linux Gold Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 29, 2008

/s/  “John Robertson”

John Robertson, President, Chief Executive Officer and Director

EXHIBIT 12.2

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 302 of The Sarbanes-Oxley Act of 2002

I, Monique van Oord, certify that:

1.

I have reviewed this annual report of Linux Gold Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

DATED August 29, 2008.

/s/  “Monique van Oord”

 Monique van Oord, Chief Financial Officer and Director

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, John G. Robertson, President and Chief Executive Officer of Linux Gold Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Linux Gold Corp. for the year ended February 29, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Linux Gold Corp.

Richmond, BC, Canada

by:    /s/ John G. Robertson

August 29, 2008

John G. Robertson

President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Linux Gold Corp. and will be retained by Linux Gold Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Monique van Oord, Chief Financial Officer of Linux Gold Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Linux Gold Corp. for the year ended February 29, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Linux Gold Corp.

Richmond, BC Canada

by:    /s/ Monique van Oord

August 29, 2008

Monique van Oord

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Linux Gold Corp. and will be retained by Linux Gold Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

Exhibit 99.1

CONSENT OF INDEPENDENT AUDITORS

Board of Directors,

Linux Gold Corp.

We consent to the use of our report dated June 18, 2008 on the consolidated financial statements of Linux Gold Corp. for the year ended February 29, 2008 that are included in the Company’s annual Form 20-F filing dated August 29, 2008, which is included, by reference in the Company’s Form S-8.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

August 29, 2008