Form 20-F
period 2009-02-28
LINUX GOLD CORP
filed 2009-09-14
CIK 1088158

United States Securities and Exchange Commission
Washington, D.C. 20549
_________________________________________________

FORM 20-F

□	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended February 28, 2009

OR

□	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: n/a

OR

□	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Date of event requiring this shell company report: n/a

Commission File Number  000-30084

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

Title of Each Class	Outstanding at February 28, 2009
Common Shares, no par value	87,650,825

                Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act           □ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

□ Yes	☒ No

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

Yes ☒	No ___

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer □	Accelerated file □	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	□ International Financial Reporting Standards as issued by the International Accounting Standards Board	□ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17.__	Item 18. ☒

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ____      No  ☒

GLOSSARY OF MINING TERMS

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

Unless the context otherwise requires, all references to the “Registrant” or the “Company” or “Linux” refer to Linux Gold Corp.  All monetary figures are in terms of Canadian dollars unless otherwise indicated.

BUSINESS OF LINUX GOLD CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work.  The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $536,201 in the year ended February 28, 2009 (2008 - 2,260,291; 2007 - $3,571,183). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3.                 KEY INFORMATION

A.         SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2009, February 29, 2008 and February 28, 2007, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the year ended February 28, 2009 have been audited by James Stafford, Inc., Chartered Accountants, and for the years ended February 29, 2008 and February 28, 2007 by Smythe Ratcliffe LLP Chartered Accountants. The Consolidated Financial Statements are prepared in accordance with U.S.  GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars.  Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  At February 27, 2009 US$1.00 was equal to approximately C$0.7870.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29.  The data presented is prepared in accordance with generally accepted accounting principles in the United States:

                                                         Fiscal Years Ended February 28/29

	2009	2008	2007 (Re-stated)	2006	2005

Net Revenue	$-	$-	$-	$-	$-
Income (loss) from continuing operations	(536,201)	(2,260,291)	(3,571,183)	(810,105)	(748,369)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per Common Share	(0.01)	(0.03)	(0.05)	(0.01)	(0.01)
Income (loss) from discontinued operations per Common Share	-	-	-	-	-
Total Assets	112,942	328,923	737,837	669,057	650,625
Working Capital (deficit)	(296,083)	(219,213)	(651,053)	69,670	128,204
Shareholders’ Equity (deficit)	(286,985)	(207,248)	(334,974)	206,262	254,646
Cash Dividends per common share	nil	nil	nil	nil	nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars.  Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of C$0.7870 to US$ 1.00, the noon rate published by the Bank of Canada on February 27, 2009. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On August 17, 2009, the noon rate by the Bank of Canada was CDN$ 0.9026 to US$ 1.00. The following tables set forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or by the Bank of Canada, for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month (1)	Year	High (CAD$)	Low (CAD$)
March	2009	1.3000	1.2245
April	2009	1.2643	1.1940
May	2009	1.1872	1.0961
June	2009	1.1625	1.0872
July	2009	1.1655	1.0790
August	2009	1.1079	1.0686
(1) noon buying rate for US dollars published by the Bank of Canada

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or by the Bank of Canada, for the last five years based on the average month-end exchange rates:

Year	Average	Low/High (CAD$)	February 29/28 (CAD$)
2009 (1)	1.1441	0.984/1.2971	0.7870
2008 (2)	1.0470	0.9168 / 1.181	0.9796
2007 (2)	1.1374	1.0989 /1.1852	1.17
2006 (2)	1.1992	1.1379 / 1.2425	1.1379
2005 (2)	1.2888	1.1774 / 1.3968	1.2314
(1) noon buying rate for US dollars published by the Bank of Canada
(2) noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York

B.         CAPITALIZATION AND INDEBTEDNESS

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

As noted in our audited consolidated financial statements for the year ended February 28, 2009 we have incurred significant operating losses and have an accumulated deficit since inception of $15,454,032 at February 28, 2009. Furthermore, we had working capital deficit of $296,083 as at February 28, 2009, which is not sufficient to achieve our planned business objectives.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.  The auditors’ report on the February 28, 2009 consolidated financial statements includes additional comments for U.S. readers that states that conditions exist that  raise substantial doubt about our ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty (see Item 5.B. Liquidity and Capital Resources).

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers of Teryl Resources Corp., a public natural resource exploration company that shares office space and administrative staff with the

Company.  We entered into an agreement with Teryl Resources Corp. whereby Teryl could earn up to 50% of the Fish Creek claim (see Item 4.D.).  In addition, Mrs. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd. which holds approximately 6.2% of the Common Shares of the Company, and together, our directors and officers hold 8.2% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E).  Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time (see Item 7.B.).  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA.  The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extra-provincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 83,095,825 shares were issued and outstanding as of February 28, 2009 and 87,650,825 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

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

During the three fiscal years ending in February 2009, we have been involved in mineral property exploration. We have investigated several mineral properties in Canada, the United States, and China. Our current plans are to joint venture and explore our mineral properties.

We have interests in four properties in Alaska.   We hold a 50% interest in the Fish Creek property, which is optioned to Teryl Resources Corp.  We also hold 276 quarter-section State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska.  We hold 12 mining claims (3 square-miles) called the Dime Creek Claim Block located about 15 miles to the south of Granite Mountain. In May of 2006, the Company staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District. Linux Gold Corp is 100% owner of the claims.
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
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Silverado Mines Marshall Dome Block
Elliot Highway
Univ. of Alaska Twin Buttes
Lockray Mining Bear Creek Block
Chatanika River
Linux - Teryl Fish Creek Block
Can - Ex. Resources Eagle Creek Project
Kinross Gold Fort Knox Project
Fox
Range Minerals Ester Dome Project
Kinross Gold Ryan Lode Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
Fairbanks
Parks Highway
Richardson Highway
N
Tanana River
0 6
Miles
To Anchorage
To Delta Junction
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

PROPERTY SUMMARY AND DESCRIPTION

The Property consists of 176 State of Alaska MTRSC quarter-section mining claims (160acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. These claims cover approximately 179sqkm (approximately 44,160acres). The Property is located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska (Figure 1). The 2008 assessment work was filed for 176 claims. The balance of the claims did not have any mineralization therefore these claims were lapsed by not filing assessment work and paying the rental for these claims. All of these claims are 100 % owned by the Company and are in good standing. All of these claims are 100 % owned by the Company and are in good standing.

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

Candle
Kiwalik
Peace
Linux
Gold
Corp.
Claims
Dime
Koyuk
Council
Nome
10 miles
16 km
Winter/tractor trails
State Highway
Precision
graphics
2005

Figure 2. Location map of the Linux Gold Corp. Granite Mountain claims.

Linux GOLD CORP.

GRANITE MOUNTAIN GOLD-POLYMETALLIC PLATINUM PROJECT

GRANITE MOUNTAIN PROJECT AREAS

R14W
161°30'
R12W
161°00'
To Candle
15 Miles
T4N
Quartz Creek
Kiwalik River
65°30'
Kiwalik
Claims
T1N
T1S
2844
Granite
Mtn.
Peace
Claims
Peace River
Dime
Claims
Haycock
65°15'
Koyuk River
Dime
Landing
T4S
R15W
EXPLANATION
Aluvium
Basalt flows
Graywacke, Mudstone
Monzonite, Syenite
Andesite
Limestone
Schist
Metal
Anomaly
Fault
Tractor
Trail
Ag, Au,
Cu,Pb,Zn
Mineralization
Mine
Landing
Strip
Thermal
Spring
Precision
Graphics
5 miles
8 kilometers

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

Exploration and development activities require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. Linux currently holds a valid Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

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

Dime Creek Property, Seward Peninsula, Alaska

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

Tom Bundtzen, our Geological Consultant for our Alaska Properties, completed a summary report, on the Dime Creek property, dated April 25, 2009.  The summary report estimates one million cubic yards of auriferous pay remain in several defined areas within the Dime Creek basin. In addition, lode targets for platinum and possibly gold have been outlined by an auger soil survey carried out by past investigators and from historical notations in published literature. Additional data on platinum lode targets can be acquired with follow-up drilling concurrent with placer gold exploration and is a recommended course of action for future exploration work.

Mr. Bundtzen recommends that the placer resource areas should be drill tested prior to any decisions to develop them. Placer ground in the upper portion of the basin above Haycock is relatively shallow (<20 feet) and drilltesting could be accomplished with a track-mounted auger drill similar to that used to conduct soil sampling in 2001.

A 100 hole, 3,000 foot drill program is recommended to begin the due diligence on the placer resource north of Haycock. This data could initiate production planning for the placer resource and open the door for a second phase of drilling in the following year south of Haycock.

Exploration by previous operators in 2000-2001 located elevated PGE values within the Linux Gold claim block. These anomalies already define potential PGE-bearing lode drill targets for Linux Gold Corp and Mr. Bundtzen recommends initial testing by 2 to 4 drill holes. These test holes could be completed in conjunction with the placer resource exploration program.

Mr. Tom Bundtzen, a Certified Professional Geologist (CPG) #10912 with the American Institute of Professional Geologists, Alaska Business License #279639 – Geological and Technical Services, is a Qualified Person as defined by National Instrument 43-101.

TY Gold Property, Bralorne Mining District, British Columbia

In May 2003 we acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property.  During fiscal 2004, we staked three additional mineral claims representing a further 35 units, giving us a total of 56 units. The vendor will retain a 2% net smelter return interest. We may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash. During the year ended February 29, 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs. The Company elected not to file the necessary assessments in 2008, so these mineral claims have now lapsed.

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

During the year ended February 29, 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs. The Company elected not to file the necessary assessments in 2008, so these mineral claims have now lapsed.

Corporate Finance

During the year ended February 28, 2009:

a)	The Company issued 4,055,000 common shares pursuant to a private placement at a price of $0.15 per unit for proceeds of $614,478 (US$608,250) before finders’ fees of $31,871.
b)	The Company issued 500,000 common shares pursuant to a private placement at a price of $0.20 per unit for proceeds of $99,364 (US$100,000) before finders’ fee of $3,588.

During the year ended February 29, 2008:

a)	the Company issued 8,378,226 common shares upon the conversion of debentures with a principal amount of US$1,403,518.
b)	the Company issued 212,500 common shares pursuant to the exercise of stock options for proceeds of US$21,250.
c)	the Company issued 430,000 common shares pursuant to the exercise of share purchase warrants for proceeds of US$102,500.
d)	The Company issued 2,825,000 common shares pursuant to a private placement at a price of $0.20 per unit for proceeds of US$565,000 before finders’ fee of $4,003.

During the year ended February 28, 2007:

a)	the Company issued 2,586,076 common shares upon the conversion of debentures with a principal amount of $644,749.
b)	the Company issued 323,750 common shares at a value of US$0.10-US$0.30 per share pursuant to the exercise of stock options.
c)	the Company issued 52,500 common shares at a value of US$0.25 per share pursuant to the exercise of share purchase warrants.

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

C.         ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.         PROPERTY, PLANTS AND EQUIPMENT

We do not own any properties.  Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management.  The Company will pay monthly rent of $1,833 plus a proportionate share of operating costs.  On November 30, 2007, the monthly rent increased to $2,017, and on November 30, 2008 the monthly rent increased to $2,200.  We have occupied these facilities since November 1, 2006.  These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates.  There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2009, we had been involved in oil and gas exploration/production and mineral property exploration and development.

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

Source of Funds for Fiscal 2009/2010

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

We had a working capital deficit of $296,083 on February 28, 2009 compared to a deficit of $219,213 at February 29, 2008 and a deficit of $651,053 at February 28, 2007.

Use of Funds for Fiscal 2009/2010

During Fiscal 2009/2010, we estimate that we will expend approximately $500,000 on general and administrative expenses. During Fiscal 2009/2010 we estimate that we  plan to expend approximately $300,000 on property exploration and development expenses.

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

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.  The Consolidated Financial Statements have been prepared in accordance with US GAAP. Audited consolidated financial statements for the fiscal years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively, are included in this 20-F.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $536,201 in the year ended February 28, 2009 (2008 - $2,260,291; 2007 - $3,571,183).  We have no revenue from our mining operations.  (see Item 3.D., Risk Factors, page 9).

A.         OPERATING RESULTS

Continuing Operations

Fiscal Year Ended February 28, 2009 compared to Fiscal year Ended February 29, 2008

Results of Operations

During the fiscal years ended February 28, 2009 and February 29, 2008, we received no revenues from operations.

Administrative expenses in 2009 totaled $474,316 compared to $1,963,211 in 2008. Consulting and subcontract expenses decreased to $124,751 in 2009 from $210,313 in 2008 as the result of a decrease in staffing and a decline in stock-based compensation expenses in 2009. Professional fees totaled $79,189 compared to $94,132 in 2008 due to an overall decline in activities related to Alaskan exploration and financing efforts. Travel decreased from $262,766 in 2008 to $104,249 in 2009 due to decreased operations. Amortization, bad debts, filing fees, foreign exchange, interest income, management fees and office charges totaled $139,984 in 2009, compared with $86,994 in 2008 as a result of decreased operations. Charges for imputed interest rose to $26,143 from $8,966 in the prior year, resulting from an increase in related party advances received. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. Interest expense declined from $1,041,913 in 2008 to $nil in 2009 as the Company’s convertible debt was retired in the 2008 fiscal year.

Fiscal Year Ended February 29, 2008 compared to Fiscal year Ended February 28, 2007

Results of Operations

During fiscal 2008, we received no revenues from operations as compared to $nil revenues in 2007.

Administrative expenses in 2008 totaled $1,963,211 as compared to $2,542,594 in 2007. Professional fees totaled $94,132 compared to $79,037 in 2007 due to increased activity in Alaska. We also incurred an imputed interest charge of $8,966 compared to $53,659 in 2007. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 2008 due to the additional advances received in 2008. Consulting and subcontract expenses decreased to $210,313 in 2008 from $541,483 in 2007. This decrease was due to the inclusion of stock-based compensation of $109,228 recognized from the granting of stock options in 2007.  Travel decreased from $445,132 in 2007 to $262,766 in 2008 due to decreased operations. Office, rent, foreign exchange and telephone totaled $35,406 compared to $110,824 in 2007.

Fiscal Year Ended February 28, 2007 compared to Fiscal year Ended February 28, 2006

Results of Operations

During fiscal 2007, we received no revenues from operations as compared to $nil revenues in 2006.

Administrative expenses in 2007 totaled $2,542,594 as compared to $501,014 in 2006. The expenses increased from the prior year due to the increased activity of the Company. Professional fees totaled $79,037 compared to $54,909 in 2006. We also incurred an imputed interest charge of $53,657 compared to $31,722 in 2006. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount increased during 2007 due to the additional advances received in 2007. Consulting and subcontract expenses increased to $541,483 in 2007 from $133,953 in 2006. This increase was due to the inclusion of stock-based compensation of $109,228 recognized from the granting of stock options and increased consulting due to increased activity. Travel increased from $23,902 in 2006 to $445,132 in 2007 due to increased operations. Interest expense increased to $1,260,670 from $nil in 2006 due to financing acquired in 2007. Office, rent, foreign exchange and telephone totaled $103,883 compared to $205,263 in 2006.

We paid $1,074,870 for mining exploration work in 2007 as compared to $309,091 (re-stated) in 2006.

B.         LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our authorized capital consists of 200,000,000 common shares without par value. At February 28, 2009 we had 87,650,825 issued and outstanding common shares (February 29, 2008– 83,095,825, February 28, 2007 – 71,250,099),

and at September 2, 2009 we had 87,650,825 issued and outstanding common shares. The directors of the Company adopted the Linux Gold Corp. Stock Option Plan (the “Plan”), and received shareholder approval of same March 15, 2000. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time.

The audited consolidated financial statements have been prepared assuming that the Company will continue as a going-concern.  As discussed in note 2 to the consolidated financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern.  Management plans in regard to these matters are also described in note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We received funding in 2009 from our affiliated companies (common officers and directors). The total amount owing to related parties is $211,140 or 52.8% of total current liabilities as at February 28, 2009. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand. Our affiliated companies have indicated that they will not be demanding repayment of these funds during the next fiscal year and will advance, or pay expenses on behalf of the Company if further funds are needed.

We anticipate that our estimated cash requirements for the fiscal year ending February 28, 2010 will be approximately $500,000 for operational expenses.   We do not foresee any material changes to our corporate operations.  Expenditures for future exploration during fiscal 2010 work cannot be specifically confirmed as of the date of this 20-F, as our requisite cash requirements for exploration work are dependent upon the ability to secure permits and equipment to conduct our exploration drilling on the Granite Mountain property.   However, preliminary budgeting estimates indicate that we may expend approximately $300,000 on property exploration and development expenses on the Granite Mountain property.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended February 28, 2009 compared to Fiscal year Ended February 29, 2008

During 2009 we financed our operations primarily by the issue of 4,555,000 common shares for cash proceeds of $638,321, net of share subscriptions of $40,062 received in the prior year and share issuance costs of $35,459.  During 2009, we spent $632,663 of these funds on operating activities as discussed above under Results of Operations for the Year Ended February 28, 2009 as compared to $850,665 in the year ended February 29, 2008.

Our cash position increased by $5,658 to $13,894 and we had a working capital deficit as at February 28, 2009 of $296,083.

Fiscal Year Ended February 29, 2008 compared to Fiscal year Ended February 28, 2007

During 2008 we financed our operations by the issue of 3,467,500 common shares for cash proceeds of $748,316. This consists of the issue of 212,500 common shares pursuant to the exercise of stock options for cash proceeds of $24,020, and the issue of 430,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $109,101.  We also received subscriptions of 615,195 pursuant to a private placement. During 2008, we spent $850,665 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 29, 2008 as compared to $2,003,397 the year ended February 28, 2007.

Our cash position decreased by $118,631 to $8,236 and we have a working capital deficit as at February 29, 2008 of $219,213.

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

During 2007, we spent $2,003,397 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2007 as compared to $703,504 during the year ended February 28, 2006.

Our cash position decreased by $269,182 to $126,867 and we have a working capital deficit as at February 28, 2007 of $651,053.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past three years ended February 28, 2007, February 29, 2008 and February 29, 2009 amounted to $nil, $nil and $nil  respectively. We do not hold any patents, trademarks or copyrights.

D.    TREND INFORMATION

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E.    OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended February 28, 2009.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations (1)	$39,700	$39,700	$-	$-	$-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations (2)	27,280	27,280	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	$66,980	$66,980	$-	-	-

(1)	Mineral Property Obligations:

Alaska Mineral Properties

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further amending agreement with Teryl to extend the term of the original of the original agreement until March 5, 2009, with a further amendment extending the agreement to March 5, 2010, in which all other terms of the original agreement remain the same.  The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total).

Granite Mountain Property: The Company owns 276 State of Alaska MTRSC quarter-section mining claims (160 acres each), within seven contiguous claim blocks, located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska, in the Cape Nome Recording District. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006.

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

(2)         The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs. On November 30, 2007, the monthly rent increased to $2,017 and on November 30, 2008 the monthly rent increased to $2,200. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2010	$27,280

$27,280

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward looking statements.  Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission (“SEC”) filings.

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

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

As of February 28, 2009, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors.  The term of office of each of the present directors expires at each annual meeting of shareholders.  The following table provides certain information about the members of our Board of Directors as of February 28, 2009.

Name	Position with Registrant	Term of Office	Office Held Since
John G. Robertson	President, CEO and Chairman of the Board and Director, and Director Subsidiary	Annual Shareholders Meeting in 2009	3/05/79
Jennifer Lorette	Director	Annual Shareholders Meeting in 2009	6/01/94
Susanne Robertson	Director	Annual Shareholders Meeting in 2009	8/28/02
Monique van Oord	Chief Financial Officer and Corporate Secretary	Annual Shareholders Meeting in 2009	8/16/04

John G. Robertson.    Mr. Robertson is the Chairman of the Board, CEO and founder of the Company and a Director of the Company since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”).  Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange and the OTC bulletin board that has financed the research on the Rand Cam Engine since 1986. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company.  Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the TSX Venture Exchange and the OTC bulletin board involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies.  Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), and 540330 B.C Ltd. (since April 1997). Mr. Robertson is a citizen and resident of Canada (see Item 7.B. – Related Party Transactions).

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

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife.  Please refer to Item 7.B. – Related Party Transactions.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.         COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  The compensation of the senior executives comprises two components; namely, a base salary or consulting fees and the grant of stock options pursuant to the Company’s stock option plan which is more particularly outlined below under the Option-based Awards section.   These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

During the year ended February 28, 2009, no option-based awards for executives were granted.

Summary Compensation Table

Named Executive Officer mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) or any individual acting in a similar capacity or function, regardless of the amount of compensation of that individual and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended February 28, 2009, the Company had two Named Executive Officers: Mr. John Robertson, President and CEO, and Ms. Monique van Oord, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended February 28/29, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended February 28/29	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (7)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)(6)	Total compensation ($)
John G. Robertson, CEO(1)(2)(3)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil 77,923(3*) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	30,000 107,923 30,000
Monique van Oord, CFO(4)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Robertson is also a director and receives compensation in that capacity. See “Director Compensation – Narrative Discussion”.
(2)	Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company. See “Management Contracts”.

(3)
Mr. Robertson’s option-based awards granted during 2008 consisted of 1,000,000 stock options which were previously granted on February 21, 2003.  These options were due to expire on February 21, 2008 and were extended until February 21, 2013 at an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(4)	Ms. van Oord is also a director but does not receive any compensation in that capacity.
(5)
The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)	Additionally, a directors’ fee of $12,000 is payable, but has been accrued. See “Director Compensation”.
(7)
The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Pursuant to the Company’s stock option plan, in the event the optionee’s employment by or engagement with (as a director or otherwise) the Company is terminated by the Company for any reason  other  than  death before exercise of the options granted hereunder, the stock  option granted to the Participant shall immediately expire and all rights to purchase shares thereunder shall immediately cease and expire and be of no further force or effect.

In  the event the Participant resigns as an employee, the Participant shall have thirty (30) days from the date of such resignation to exercise such of the optioned  shares  in  respect  of  which  such  option  has  not been previously exercised,  and  thereafter  his option shall expire and all rights to purchase shares  hereunder  shall  cease and expire and be of no further force or effect.

Refer also to the Compensation Discussion and Analysis section above.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a long term incentive plan.   Information with respect to the grant of stock options is more particularly described above in the Option-based Awards and Compensation Discussion and Analysis sections.

Outstanding Option-Based Awards and Share-Based Awards

No option-based awards were granted to the NEOs at the end of the most recently completed financial year.  The following table sets out the option-based awards that are currently outstanding as at the end of the most recently completed financial year.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	1,000,000	0.10	February 21, 2013	N/A	N/A	N/A
Monique van Oord	50,000	0.30	April 22, 2009	N/A	N/A	N/A

Incentive Plan Awards – value vested or earned during the year

No incentive stock options were granted to any NEOs during the year ended February 28, 2009.

No incentive stock options vested during the year ended February 28, 2009 which were held by the NEOs.

During the year ended February 28, 2009, neither of the two NEOs exercised or sold options. There were 1,050,000 unexercised options at the financial year end held by the NEOs, none of which were in-the-money.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended February 28, 2009.

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than John Robertson, as described above in the Narrative Description and reported in the table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended February 28, 2009 for services in their capacity as directors.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended February 28/29	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (8)	Annual incentive plans ($)	Long-term incen-tive plans	Pension value ($)	All other Compen-sation ($)	Total compensation ($)
John G. Robertson, CEO(1)(2)(3)	2009 2008 2007	11,000 12,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	11,000 12,000 12,000
Monique van Oord, CFO(4)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette (5)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil 11,688 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 11,688 Nil
Susanne Robertson (6)(7)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil 23,377 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 23,377l Nil

(1)	Mr. Robertson is also an NEO and indirectly receives or accrues compensation in that capacity. See “Executive Compensation – Narrative Discussion”.
(2)
Mr. Robertson received director’s fees from the Company.  This amount for fiscal 2009 (and fiscal 2008 and 2007) has been paid.  See “Narrative Discussion” below.  Additionally, Mr. Robertson is President and a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Executive Compensation – Narrative Discussion”, and “Management Contracts”.

(3)	Mr. Robertson did not receive option-based awards in his capacity as a director.
(4)	Ms. van Oord does not receive any compensation in her capacity as a director, nor any option-based awards in her capacity as a director.
(5)
Ms. Lorette’s option-based awards granted during 2008 consisted of 150,000 stock options which were previously granted on February 21, 2003.  These options were due to expire on February 21, 2008 and were extended until February 21, 2013 at an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(6)
Ms. Robertson does not receive any compensation in her capacity as a director.  However, Ms. Robertson is the majority shareholder of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Executive Compensation – Narrative Discussion”, and “Management Contracts”.

(7)
Ms. Robertson’s option-based awards granted during 2008 consisted of 300,000 stock options which were previously granted on February 21, 2003.  These options were due to expire on February 21, 2008 and were extended until February 21, 2013 at an exercise price of CDN$0.10 and fair value of CDN$0.077923 per share.

(8)
The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Description

Other than a directors’ fee of $11,000 paid to the President and CEO of the Company in 2009 ($12,000 in each of 2008 and 2007), there was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended February 28, 2009.

A management fee was payable, but accrued to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company.  Mr. Robertson is the President and a director of SMR.  Other than as herein set forth, the Company did not pay any compensation to its directors or Named Executive Officers.

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended February 28, 2009 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

During the most recently completed year, no stock options were granted to any directors.

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended February 28, 2009 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended February 28, 2009 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were 450,000 unexercised options at the financial year end held by two directors who are not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards Tables

No incentive stock options, which were held by the non-executive directors, vested during the 2009 year.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (US $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.10	February 21, 2013
Jennifer Lorette	150,000	$0.10	February 21, 2013
Monique van Oord	50,000	$0.30	April 22, 2009
Susanne Robertson	300,000	$0.10	February 21, 2013
TOTAL HELD AS A GROUP:	1,500,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	25,000	$0.30	April 22, 2009
Cindy Broad	12,500	$0.20	November 9, 2009
Michael Baybak	1,000,000	$0.35	August 9, 2011
Garry Pollack	500,000	$0.35	August 9, 2011
Cheryl Derbyshire	25,000	$0.25	November 2, 2011
James Foley	50,000	$0.25	December 8, 2011
Cindy Broad	25,000	$0.31	November 7, 2012
Susan Bromberg	25,000	$0.31	November 7, 2012
James Vandeberg	75,000	$0.10	February 21, 2013
TOTAL HELD AS A GROUP:	1,737,500

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

D.         EMPLOYEES

We employed no employees during any of the years ended February 28, 2009, February 29, 2008 and February 28, 2007.  Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors of officers belong to any labor unions.  We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.         SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at September 10, 2009:

Shareholder	Number of shares issued and outstanding		Percentage ownership (1)
John G. Robertson	2,427,638	(2)	2.9%
Jennifer Lorette	238,100	(3)	*
Monique van Oord	58,500	(4)	*
Susanne Robertson	6,888,772	(5)	8.3%

(1)	as at September 10, 2009, there were 87,650,825 issued and outstanding common shares.
(2)
includes 1,418,556 common shares directly owned, 8,482 shares registered in the name of Access Information Services, Ltd., a corporation controlled by the Robertson Family Trust, and 1,000,000 options that are currently exercisable. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust. Mr. Robertson's address is the same as our address.

(3)	Includes 88,100 common shares and 150,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)	Includes 8,500 common shares directly owned and 50,000 options that are currently exercisable. Ms. van Oord’s address is the same as the Company’s.
(5)
includes 797,000 common shares directly owned, 5,416,772  shares registered in the name of SMR Investments Ltd., 3000,000 options that are currently exercisable, and 375,000 warrants. Ms. Robertson's address is the same as the Company’s.

*  Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to Item 6.B above “Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

As of September 10, 2009, 87,650,825 Common Shares were outstanding. At such date, we are aware of one shareholder who owns 5% or greater of the voting shares of the Company.  Susanne Robertson, our director, owns 6,213,772 of our issued and outstanding common shares. Of these, 5,416,772 shares are registered in the name of SMR Investments Ltd., a corporate controlled by Mrs. Robertson.  Mrs. Robertson does not have any different voting rights.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of the Company.

B.         RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2009, 2008, and 2007. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson, the Company’s president, who is also a Director of SMR.

We paid or accrued director's fees of $11,000 to John G. Robertson, our President, during the fiscal year ended February 28, 2009 (2008 - $12,000; 2007 - $12,000).

We had related party advances outstanding of $211,140 at the February 2009 year-end, compared to $226,797 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2009	$0.24	$0.04	$0.06
2008	$0.32	$0.14	$0.24
2007	$0.54	$0.21	$0.27
2006	$0.50	$0.11	$0.35
2005	$0.35	$0.12	$0.19

The following table shows the quarterly high, low and closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2009 Q4 2/28/09	$0.08	$0.04	$0.06	3,765,300
Q3 11/30/08	$0.11	$0.04	$0.06	4,128,500
Q2 8/31/08	$0.15	$0.08	$0.11	4,184,100
Q1 5/31/08	$.29	$0.13	$0.14	5,627,400
2008 Q4 2/29/08	$0.26	$0.17	$0.24	6,904,323
Q3 11/30/07	$0.33	$0.13	$0.23	17,831,023
Q2 8/31/07	$0.21	$0.13	$0.14	11,647,046
Q1 5/31/07	$0.28	$0.16	$0.17	15,395,177
_________
all prices in US$

(Information provided by the Over The Counter Bulletin Board.  The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2009, August	$0.06	$0.08
2009, July	$0.07	$0.05
2009, June	$0.07	$0.05
2009, May	$0.06	$0.05
2009, April	$0.06	$0.05
2009, March	$0.06	$0.05
2009, February	$0.06	$0.05

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

C.         MATERIAL CONTRACTS

During the past two years ended February 28, 2009 and February 29, 2008, we entered into the following material contracts.

Fish Creek Joint Venture Agreement

On March 5, 2002, we optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company with common directors and officers). Under the terms of the agreement, Teryl issued 200,000 common shares to Linux at a fair value of $80,000 and must expend $500,000 over three years. Linux retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. Linux entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, Linux entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009 and a further amendment amending the original agreement until March 5, 2010, in which all other terms of the original agreement remain the same.  The claims are legally maintained by recording an affidavit of annual labour for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total).

Corporate

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs. On November 30, 2007, the monthly rent increased to $2,017, and on November 30, 2008 the monthly rent increased to $2,200. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2010	$27,280

$27,280

In August 2006, the company entered into a consulting agreement with Michael Baybak, who was appointed Vice President of Financial Development, for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2009, consulting fees of $6,076 (February 29, 2008 - $6,403; February 28, 2007 - $89,278) were incurred.

Also in August 2006, the Company entered into a consulting agreement with Garry Pollack, we was appointed Assistant Financial Advisor, for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 28, 2009, consulting fees of $Nil (February 29, 2008 - $Nil;

February 28, 2007 - $40,618) were incurred.

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

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.         USE OF PROCEEDS.

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of February 28, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including Mr. John Robertson, the Company’s Chief Executive Officer, and Ms. Monique van Oord the Company’s Chief Financial Officer.

As of February 28, 2009, management conducted an evaluation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of February 28, 2009.

The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our Company intends to remediate the material weaknesses as set out below.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

The Company’s board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s Chief Executive Officer, Mr. John Robertson, and the Company’s Chief Financial Officer, Ms. Monique van Oord, assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of February 28, 2009.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at February 28, 2009 due to inadequate segregation of duties and effective risk assessment.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual report, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

ITEM 15T.    CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.     [Reserved]

ITEM 16A.    Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size.  In 2009, we had no employees and we relied upon the services of a chartered accounting firm in Langley, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements, and our annual consolidated financial statements.  Effective September 5, 2008, Smythe Ratcliffe LLP, Chartered Accountants, at the request of the Company, resigned as auditors of the Company.  On the recommendation of the Audit Committee, the Board of Directors of the Company appointed James Stafford, Inc., Chartered Accountants as auditors of the Company for the financial year ended February 28, 2009, effective September 5, 2008. On July 8, 2009, James Stafford, Inc., Chartered Accountants, resigned as the Company’s principal accountants.  On August 6, 2009 the Board of Directors appointed Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.    Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2009.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.    Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)
Type of Services Rendered	2009 Fiscal Year	2008 Fiscal Year

(a) Audit Fees	$18,099	$32,000

(b) Audit-Related Fees	$nil	$nil

(c) Tax Fees	$nil	$nil

(d) All Other Fees	$nil	$nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public.  Currently the members are Jennifer Lorette, Monique van Oord and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed James Stafford, Inc., Chartered Accountants, as our principal accountant to audit our consolidated financial statements for the fiscal year ended February 28, 2009. On July 8, 2009, James Stafford, Inc., Chartered Accountants, resigned as the Company’s principal accountants.  On August 6, 2009 the Board of Directors appointed Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants.

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

Audit Fees
The aggregate fees billed by James Stafford, Inc.,  Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended February 28, 2009 were $18,099.  Audit fees incurred during the fiscal year ended February 29, 2008 were $32,000 for professional services rendered by Smythe Ratcliffe LLP, Chartered Accountants. For Audit Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2009 and 2008 was 100%.

Audit Related Fees
The aggregate fees billed for assurance and related services, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal year ended February 28, 2009 by James Stafford, Inc., Chartered Accountants and February 29, 2008 by Smythe Ratcliffe LLP, Chartered Accountants, which are not reported under the heading "Audit Fees" above, were $Nil and $Nil, respectively.  Had there been any Audit Related Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

Tax Fees
For the fiscal years ended February 28, 2009, by James Stafford, Inc.Chartered Accountants, and February 29, 2008, by Smythe Ratcliffe LLP, Chartered Accountants, the aggregate fees billed for tax compliance, tax advice and tax planning, as applicable, were $nil and $nil, respectively. For Tax Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Related Fees pre-approved by our Audit Committee during fiscal 2009 was 100%.

All Other Fees
For the fiscal years ended February 28, 2009, by James Stafford, Inc., Chartered Accountants , and February 29, 2008, by Smythe Ratcliffe LLP, Chartered Accountants, the aggregate fees billed, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively.  Had there been any Other Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

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

ITEM 19.                  EXHIBITS

The following consolidated financial statements, together with the report of James Stafford, Inc. Chartered Accountants on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Report of Registered Public Accounting Firm dated James Stafford, Inc., Chartered Accountants, 2009
Consolidated Balance Sheets as at February 28, 2009 and February 29, 2008
Consolidated Statements of Operations as at February 28, 2009, February 29, 2008 and February 28, 2007
Consolidated Statements of Stockholders’ Deficiency, March 1, 2003 to February 28, 2009
Consolidated Statements of Cash Flows as at February 28, 2009, February 29, 2008 and February 28, 2007
Notes to the Consolidated Financial Statements as at February 28, 2009, February 29, 2008 and February 28, 2007

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(9)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(9)
99.1	Consent of Independent Auditors – James Stafford, Inc., Chartered Accountants	(9)
99.2	Consent of Independent Auditors – Smythe Ratcliffe LLP	(9)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 2, 2008
(9)	attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated:	September 10, 2009	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board/Director

Linux Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Linux Gold Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of Linux Gold Corp. (the “Company”) as at 28 February 2009 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity (deficiency) for the year ended 28 February 2009.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 28 February 2009 and the results of its operations, cash flows and changes in stockholders’ equity (deficiency) for the year ended 28 February 2009 in conformity with accounting principles generally accepted in the United States of America.

The consolidated balance sheet of the Company as at 29 February 2008 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity (deficiency) for the years ended 29 February 2008 and 28 February 2007 were audited by other auditors whose report dated 18 June 2008 expressed an unqualified opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations.  Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/ James Stafford
Vancouver, Canada Chartered Accountants

15 June 2009

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 28 February 2009 $	As at 29 February 2008 $
Assets

Current
Cash and cash equivalents	13,894	8,236
Goods and Services Tax receivable	7,938	4,291
Available-for-sale investments (Note 3)	78,000	286,000
Prepaid expenses and deposits	4,012	18,431

	103,844	316,958

Property and equipment (Note 4)	9,098	11,965

	112,942	328,923

Liabilities

Current
Accounts payable and accrued liabilities (Note 6)	188,787	309,374
Due to related parties (Note 7)	211,140	226,797

	399,927	536,171

Stockholders’ deficiency
Capital stock (Note 10)
Authorized
200,000,000 common shares without par value
Issued and outstanding
28 February 2009 – 87,650,825 common shares
29 February 2008 – 83,095,825 common shares	15,051,086	14,372,703
Share subscriptions received in advance	-	40,062
Donated capital	383,961	357,818
Accumulated other comprehensive loss	(268,000)	(60,000)
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,929,887)	(7,393,686)

	(286,985)	(207,248)

	112,942	328,923

Nature and Continuance of Operations (Note 1), Commitments (Note 11) and Subsequent Events (Note 15)

On behalf of the Board:

“John Robertson”                                             “Jennifer Lorette”
Director                                                    Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2009 (unaudited)	For the year ended 28 February 2009	For the year ended 29 February 2008	For the year ended 28 February 2007
	$	$	$	$

General and administrative expenses
Amortization of debt issue costs	205,242	-	173,175	32,067
Amortization of property and equipment (Note 4)	26,896	2,867	4,852	3,145
Bad debt expense	84,952	-	84,952	-
Consulting and subcontracts	1,417,801	124,751	210,313	541,438
Filing and regulatory fees	139,973	22,034	24,319	26,772
Foreign exchange loss	(9,522)	29,459	(7,130)	(6,941)
Imputed interest (Note 7)	178,461	26,143	8,966	53,657
Interest expense (Note 9)	2,302,583	-	1,041,913	1,260,670
Management fees (Note 8)	184,750	30,000	30,000	30,000
Mineral property exploration and development costs (Note 5)	1,815,087	61,885	170,663	1,074,870
Office, rent and telephone	657,675	57,228	35,406	110,824
Professional fees	377,164	79,189	94,132	79,037
Travel and promotion	879,701	104,249	262,766	445,132

Net loss before other items	(8,260,763)	(537,805)	(2,134,327)	(3,650,671)

Other items
Mineral property acquisition costs written off	(126,417)	-	(126,417)	-
Accounts payable written off	46,281	-	-	46,281
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	1,604	453	33,207

Net loss for the period	(7,929,887)	(536,201)	(2,260,291)	(3,571,183)

Basic and diluted net loss per share		(0.01)	(0.03)	(0.05)

Weighted average number of common shares used in per share calculations		86,536,209	78,776,000	69,105,000

Comprehensive loss
Net loss for the period	(7,929,887)	(536,201)	(2,260,291)	(3,571,183)
Unrealized holding gain (loss) on available-for-sale investments	(268,000)	(208,000)	78,000	(130,000)

Comprehensive loss	(8,197,887)	(744,201)	(2,182,291)	(3,701,183)

Comprehensive loss per share		(0.01)	(0.03)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2009 (unaudited)	For the year ended 28 February 2009	For the year ended 29 February 2008	For the year ended 28 February 2007
	$	$	$	$
Cash flows used in operating activities
Net loss for the period	(7,929,887)	(536,201)	(2,260,291)	(3,571,183)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	173,175	32,067
Amortization of property and equipment	26,896	2,867	4,852	3,144
Receipt of marketable securities for property	(16,000)	-	-	(16,000)
Accretion of discount on convertible debt	2,291,794	-	1,093,413	1,198,381
Bad debt expense	84,952	-	84,952	-
Imputed interest	178,461	26,143	8,966	53,657
Accounts payable written off	(46,281)	-	-	(46,281)
Mineral property acquisition costs written off	126,417	-	126,417	-
Stock-based compensation	268,550	-	75,042	109,228
Shares issued for services	120,000	-	-	-
Shares issued for settlement of rent obligation	19,200	-	-	-
Income from discontinued operations	(369,213)	-	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	36,967	(3,647)	(32,205)	42,660
Prepaid expenses and deposits	(3,521)	14,419	11,422	(18,854)
Accounts payable and accrued liabilities	(90,092)	(120,587)	107,757	32,031
Due to related parties	153,560	(15,657)	(244,165)	177,753

	(4,942,955)	(632,663)	(850,665)	(2,003,397)

Cash flows used in investing activities
Mineral interest acquisition costs	(66,417)	-	-	-
Purchase of marketable securities	(250,000)	-	-	(250,000)
Purchase of property and equipment	(35,994)	-	(330)	(9,456)

	(352,411)	-	(330)	(259,456)
Cash flows from financing activities
Advances from related parties	16,238	-	-	-
Debt issue costs	(205,242)	-	-	(205,242)
Proceeds from convertible debt	2,226,251	-	-	2,226,251
Repayment of debt	(153,400)	-	-	(153,400)
Proceeds from issuance of common shares	3,446,649	713,842	696,305	76,399
Share subscriptions received	52,277	(40,062)	40,062	52,277
Share issue costs	(84,647)	(35,459)	(4,003)	(2,614)

	5,298,126	638,321	732,364	1,993,671

Increase (decrease) in cash and cash equivalents	2,760	5,658	(118,631)	(269,182)

Cash and cash equivalents, beginning of period	11,134	8,236	126,867	396,049

Cash and cash equivalents, end of period	13,894	13,894	8,236	126,867

Supplemental Disclosures with Respect to Cash Flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulated from prior operations	Deficit accumulated during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficiency)
		$	$	$	$	$	$	$

Balance from prior operations at 1 March 2003 (unaudited)	57,458,413	6,804,412	-	205,500	(7,524,145)	-	-	(514,233)
Common stock issued for mineral property	175,000	17,500	-	-	-	-	-	17,500
Common stock issued for services	1,000,000	100,000	-	-	-	-	-	100,000
Common stock issued for settlement of rent obligation	200,000	19,200	-	-	-	-	-	19,200
Options exercised	150,000	19,812	-	-	-	-	-	19,812
Warrants exercised	1,300,000	280,922	-	-	-	-	-	280,922
Imputed interest	-	-	-	22,960	-	-	-	22,960
Marketable securities adjustment	-	-	-	-	-	-	44,000	44,000
Net loss for the year	-	-	-	-	-	(3,738)	-	(3,738)

Balance at 29 February 2004 (unaudited)	60,283,413	7,241,846	-	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral property	125,000	45,384	-	-	-	-	-	45,384
Common stock issued for cash	4,205,610	860,089	-	-	-	-	-	860,089
Options exercised	87,500	10,606	-	-	-	-	-	10,606
Warrants exercised	250,000	37,500	-	-	-	-	-	37,500
Imputed interest	-	-	-	35,013	-	-	-	35,013
Stock-based compensation	-	82,000	-	-	-	-	-	82,000
Marketable securities adjustment	-	-	-	-	-	-	(54,000)	(54,000)
Net loss for the year	-	-	-	-	-	(748,369)	-	(748,369)

Balance at 29 February 2005 (unaudited)	64,951,523	8,277,425	-	263,473	(7,524,145)	(752,107)	(10,000)	254,646
Common stock issued for mineral property	50,000	20,500	-	-	-	-	-	20,500
Common stock issued for cash	3,100,000	715,127	-	-	-	-	-	715,127
Options exercised	93,750	10,838	-	-	-	-	-	10,838
Warrants exercised	92,500	21,825	-	-	-	-	-	21,825
Share issue costs	-	(42,571)	-	-	-	-	-	(42,571)
Imputed interest	-	-	-	31,722	-	-	-	31,722
Stock-based compensation	-	2,280	-	-	-	-	-	2,280
Marketable securities adjustment	-	-	-	-	-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	(810,105)	-	(810,105)

Balance at 28 February 2006 (unaudited)	68,287,773	9,005,424	-	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Subscriptions received	-	-	52,277	-	-	-	-	52,277
Common stock issued for debt	2,586,076	644,749	-	-	-	-	-	644,749
Options exercised	323,750	75,670	-	-	-	-	-	75,670
Warrants exercised	52,500	15,329	(14,600)	-	-	-	-	729
Share issue costs	-	(2,613)	-	-	-	-	-	(2,613)
Imputed interest (Note 7)	-	-	-	53,657	-	-	-	53,657
Intrinsic value of beneficial conversion feature of convertible debentures	-	963,670	-	-	-	-	-	963,670
Fair value of warrants issued with convertible debentures	-	1,262,580	-	-	-	-	-	1,262,580
Stock-based compensation	-	109,228	-	-	-	-	-	109,228
Marketable securities adjustment	-	-	-	-	-	-	(130,000)	(130,000)
Net loss for the year	-	-	-	-	-	(3,571,183)	-	(3,571,183)

Balance at 28 February 2007	71,250,099	12,074,037	37,677	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)
Subscriptions received	-	-	40,062	-	-	-	-	40,062
Common stock issued for debt redemption (Note 9)	8,378,226	1,493,911	-	-	-	-	-	1,493,911
Common stock issued for cash	2,825,000	615,195	(52,277)	-	-	-	-	562,918
Options exercised	212,500	24,020	-	-	-	-	-	24,020
Warrants exercised	430,000	94,501	14,600	-	-	-	-	109,101
Share issue costs	-	(4,003)	-	-	-	-	-	(4,003)
Imputed interest (Note 7)	-	-	-	8,966	-	-	-	8,966
Stock-based compensation (Note 10)	-	75,042	-	-	-	-	-	75,042
Marketable securities adjustment (Note 14)	-	-	-	-	-	-	78,000	78,000
Net loss for the year	-	-	-	-	-	(2,260,291)	-	(2,260,291)

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash (Note 10)	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares (Note 10)	-	205,975	-	-	-	-	-	205,975
Share issue costs (Note 10)	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest (Note 7)	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment (Note 14)	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

1.	Nature and Continuance of Operations

Linux Gold Corp. (the “Company”) was incorporated on 27 February 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on 12 October 1995.  The Company’s stock trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On 20 February 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value.  The Company had been previously pursuing various business opportunities and, effective 1 March 2003, the Company changed its principal operations to mineral exploration.  Accordingly, as of 1 March 2003, the Company is considered to be an exploration stage company.

The Company’s consolidated financial statements as at 28 February 2009 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $536,201 for the year ended 28 February 2009 (29 February 2008 – $2,260,291, 28 February 2007 – $3,571,183) and has a working capital deficit of $296,083 at 28 February 2009 (29 February 2008 – $219,213).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

At 28 February 2009, the Company has suffered losses from exploration stage activities to date.  Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Significant Accounting Policies

Basis of accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are presented in Canadian dollars.  There are no consolidated financial statements prepared using Canadian generally accepted accounting principles.  The Company is an exploration stage company, as defined by the Statement of Financial Accounting Standard (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”.

(F-1)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a United States corporation.  All significant inter-company balances and transactions have been eliminated.

Foreign currency translation

The Company’s functional and reporting currency is the Canadian dollar.  The consolidated financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52, “Foreign Currency Translation”.  Foreign currency transactions are primarily undertaken in U.S. dollars.  Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date.  Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.  The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of rates for amortization, the impairment of marketable securities, fair value of imputed interest and the assumptions used in computing the fair value of stock-based compensation.  Actual results could differ from those estimates.

Basic and diluted net loss per share

The Company computes net loss per share in accordance with SFAS No. 128, “Earnings per Share”.  SFAS No. 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement.  Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

Stock-based compensation

The Company records stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payments”, using the fair value method.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

(F-2)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of issuance to be cash equivalents.

Marketable securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment.  All investment securities are designated as available-for-sale with unrealized gains and losses included in stockholders’ equity.  Unrealized losses that are other than temporary are recognized in earnings.  Realized gains and losses are accounted for on the specific identification method.

Mineral exploration expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral property acquisition costs are capitalized in accordance with Emerging Issue Task Force (“EITF”) 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.  In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at the estimated fair value at the time the shares are due in accordance with the terms of the property agreements.

Mineral property exploration costs are expensed as incurred.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis.  Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards.  Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

As of the date of these consolidated financial statements, the Company has incurred only exploration costs which have been expensed.

To date the Company has not established any proven or probable reserves on its mineral properties.

(F-3)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

Asset retirement obligation

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

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates.  Changes in estimates are accounting for prospectively commencing in the period the estimate is revised.  To date, the Company has not recognized any asset retirement obligations as a reasonable estimate cannot be made at this time.

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

Property and equipment

Property and equipment consists of office furniture and vehicle, which are recorded at cost.  Office furniture is amortized on a declining-balance basis at 20% per annum and the vehicle is amortized on a declining-balance basis at 30% per annum.

Financial instruments

The Company classifies its financial instruments into held-to-maturity, trading or available-for-sale categories.  Financial instruments are classified as held-to-maturity when the Company has the positive intent and ability to hold the instruments to maturity.  Financial instruments for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.  Held-to-maturity instruments are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost.  Financial instruments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.  Financial instruments not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

(F-4)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

Income taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception.  Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these consolidated financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

Comprehensive loss

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at 28 February 2009 and 29 February 2008, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 November 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Recent accounting pronouncements

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of SFAS No. 60”.  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

(F-5)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with GAAP”.  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.

SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  The Company does not expect SFAS No. 162 to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”, which amends and expands the disclosure requirements of SFAS No. 133 to provide an enhanced understanding of an entity’s use of derivative instruments, how they are accounted for under SFAS No. 133 and their effect on the entity’s financial position, financial performance and cash flows.  The provisions of SFAS No. 161 are effective for periods beginning after 15 November 2008.  The Company is currently reviewing the effect, if any, that the adoption of this statement will have on the Company’s consolidated financial statements.

3.	Available-for-Sale Investments

	28 February 2009		29 February 2008
	Book value	Fair value	Book value	Fair value
	$	$	$	$

346,000 (2008 – 346,000) common shares of Teryl Resources Corp.	346,000	78,000	346,000	286,000

4.	Property and Equipment

		Accumulated	Net book value
	Cost	amortization	2009	2008
	$	$	$	$

Office furniture	11,194	5,411	5,783	7,229
Vehicle	15,531	12,216	3,315	4,736

	26,725	17,627	9,098	11,965

During the year ended 28 February 2009, total additions to property, plant and equipment were $Nil (29 February 2008 - $330).

(F-6)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

5.	Mineral Properties

Alaska Mineral Properties

Granite Mountain Property and Dime Creek Property

The Company has a total of 176 mining claims in Granite Mountain and 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

Fish Creek Property

The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.  During fiscal 2003, the Company optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”), a related company (Note 8).  Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.

The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest.  The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement.  All other terms of the original agreement remain the same.  Subsequently, the Company entered into a further agreement with Teryl to extend the term of the original agreement until 5 March 2009, in which all other terms of the original agreement remain the same. Subsequent to the year end, the Company entered into an agreement to extend the expenditure date on the Fish Creek mineral claim to 5 March 2010 (Note 15).

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for the years ended 28 February 2009, 29 February 2008 and 28 February 2007:

	For the year ended 28 February 2009	For the year ended 29 February 2008	For the year ended 28 February 2007
	$	$	$
Exploration and development costs
Assaying	363	26,357	130,544
Field supplies and other	-	-	609,856
Geological consulting	14,121	43,999	105,655
Staking and recording fees	47,401	96,344	26,357
Transportation	-	3,963	202,458

	61,885	170,663	1,074,870

(F-7)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

British Columbia Mineral Properties

Ty Property

The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)	the Company must pay $30,000 in various stages to 1 December 2004 (paid);

b)	the Company must issue 150,000 shares as follows: 100,000 upon signing of the agreement and receiving regulatory approval (issued) and 50,000 shares upon completion of Phase III (issued); and

c)	the vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or cash.

During the year ended 29 February 2004, the Company staked an additional three mineral claims representing 35 units.  The Company elected not to file the necessary assessments in 2008.  These mineral claims have now lapsed.

ORO Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a)	the Company must pay $10,000 (paid) and issue 100,000 common shares (issued); and

b)	the vendor will retain a 2% NSR. The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or cash.

During the year ended 29 February 2004, the Company staked an additional mineral claim representing 5 units.  The President of the Company is the registered owner of the mineral properties.  The Company has entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company.  The Company has re-staked the TY property and acquired additional claims in the same area.

During the year ended 29 February 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs.  The Company elected not to file the necessary assessments in 2008.  These mineral claims have now lapsed.

China Mineral Property

On 20 January 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. (“Ginyen”).  Ginyen has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China.  BLN Gold holds an operational gold recovery mill, the right and license to operate all existing small mines in the district, the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

(F-8)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

To complete the option agreement, the Company must:

a)
pay $55,000 as follows: $10,000 upon regulatory approval (paid), $15,000 upon completion of Phase 1, $15,000 upon completion of Phase II and a minimum of $15,000 annually or 5% of net profits paid quarterly, whichever is greater.  The Company is currently in Phase 1;

b)
issue 200,000 shares as follows: 50,000 upon regulatory approval (issued), 50,000 upon completion of Phase 1, 50,000 upon completion of Phase II and 50,000 upon completion of Phase III.  The Company also issued 50,000 common shares as a finders’ fee.  The Company is currently in Phase 1; and

c)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase 1, $130,000 for Phase II and $210,000 for Phase 3.

During the year ended 29 February 2008, the Company discontinued active exploration on the property and wrote off the related acquisition costs.

6.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

7.	Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  During the year, imputed interest at 15%, totalling $26,143 (29 February 2008 - $8,966, 28 February 2007 - $53,657) was charged to operations and treated as donated capital (Note 12).  As at 28 February 2009, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

	29 February 2008	Advances (repayments)	28 February 2009
	$	$	$

Information Highway.com	3,000	(1,000)	2,000
JGR Petroleum, Inc.	82,533	(2,800)	79,733
J. Robertson, President, CEO and shareholder	11,584	(11,584)	-
KLR Petroleum Ltd.	2,150	4,589	6,739
REGI U.S., Inc.	(38)	1,214	1,176
SMR Investments Ltd.	29,250	2,250	31,500
Teryl Resources Corp.	98,318	(8,326)	89,992

	226,797	(15,657)	211,140

(F-9)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

8.	Related Party Transactions

Pursuant to a management services agreement, during the year ended 28 February 2009, the Company accrued management fees of $30,000 (29 February 2008 - $30,000, 28 February 2007 - $30,000) to a company where the President of the Company is a director.  At 28 February 2009, the Company is indebted in the amount of $38,239 (29 February 2008 - $31,400) which is included in accrued liabilities to related parties.  These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

During the year ended 28 February 2009, the Company paid investor relations fees of $11,000 (29 February 2008 - $12,000, 28 February 2007 - $12,000) to a company related to the Company by way of director in common.

During the year ended 28 February 2009, the Company paid consulting fees of $16,067 (29 February 2008 - $12,851, 28 February 2007 - $9,083) to a company where the President of the Company is a director.

During the year ended 28 February 2009, the Company incurred consulting fees valued at US$45,000 which were delivered by a company not related to the Company (the “Third Party”).  The payment for these consulting fees was made by way of payment of US$45,000 by the Company to a company related to the Company by way of director in common (the “Related Party”).  The Related Party then settled the debt with the Third Party by transferring 300,000 shares of the Company’s common stock (valued at US$45,000), held by the Related Party as an investment, to the Third Party.

The Company had certain mineral property transactions and a joint venture agreement with related parties (Note 5).

9.	Convertible Debentures

The Company completed a private placement financing of $2,226,250 (US$2,000,000) on 8 May 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US$2,105,250.  The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share at the option of the investor.  Effective 1 October 2006, the Company was required to repay 1/15 of the principal amount per month.  Upon required monthly repayment, the Discount Notes were converted to common stock at a conversion price calculated at the 15-day volume weighted average stock price less a 15% discount.  The Discount Notes matured on 8 November 2007.

The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended.  The Company is obligated to file a registration statement with the United States SEC registering the resale of shares of the Company’s common stock issuable upon conversion of the Discount Notes and exercise of the warrants.  This resale registration was filed on 9 August 2006 and became effective 1 September 2006.

(F-10)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

The Company received proceeds of US$1,500,000 at first closing on 8 May 2006, and the remaining US$500,000 was received upon the filing of a resale registration statement.  The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share for a term expiring upon the earlier of one year after the effectiveness of the resale registration statement or ten years.  These warrants were subject to a price adjustment clause whereby any future equity financing at a share price less than the exercise price of the warrants would result in the re-pricing of the warrants’ exercise price to equal the share price of the financing and additional warrants would be issued so that the aggregate exercise price of the re-priced warrants would aggregate the exercise price of the originally issued warrants.

The Company received US$1,815,000 net proceeds from this transaction.  The funds were used for continued exploration and development expenses on the Granite Mountain claims and for general working capital.

During the year ended 29 February 2008, the Company redeemed $1,493,911 (US$1,403,518) of principal paid by the issuance of 8,378,226 common shares.

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature.  In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values.  Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital.  The carrying value of the Discount Notes has been accreted to the face value of the principal.  During the year ended 28 February 2009, interest expense of $Nil (29 February 2008 - $1,041,913, 28 February 2007 - $1,260,670) has been accreted.

10.	Capital Stock

Authorized

The total authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 87,650,825 common shares without par value.

On 27 March 2008, the Company issued 500,000 units pursuant to a private placement at a price of US$0.20 per unit for proceeds of $99,364 (US$100,000) before finders’ fee of $3,588.  Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.25 per share for a one year term expiring on 27 March 2009.  The Company allocated $77,244 to the common shares and $22,120 to the share purchase warrants based on the relative fair values.  The Company extended the expiry date of these share purchase warrants to 27 March 2010 subsequent to 28 February 2009 (Note 15).

(F-11)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

On 5 June 2008, the Company issued 4,055,000 units pursuant to a private placement at a price of US$0.15 per unit for proceeds of $614,478 (US$608,250) before finders’ fee of $31,871.  Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.20 per share for a one year term expiring on 5 June 2009.  The Company allocated $430,623 to the common shares and $183,855 to the share purchase warrants based on the relative fair values.  The Company extended the expiry date of these share purchase warrants to 5 June 2010 subsequent to 28 February 2009 (Note 15).

Warrants

The following share purchase warrants were outstanding at 28 February 2009:

	Exercise price	Number of warrants	Remaining contractual life (years)
	US$

Warrants expiring 27 March 2010	0.25	500,000	1.07
Warrants expiring 1 June 2010	0.30	1,412,500	1.25
Warrants expiring 5 June 2010	0.20	4,055,000	1.27
Warrants expiring 8 May 2011	0.20	9,275,000	2.19
Warrants expiring 28 June 2011	0.20	3,125,000	2.33

		18,367,500

The Company extended the expiry dates of certain of these share purchase warrants to dates ranging from 27 March 2010 to 5 June 2010 subsequent to 28 February 2009 (Note 15).

The following is a summary of the Company’s warrant activities during the year ended 28 February 2009:

	Number of warrants	Weighted average exercise price
		US$

Outstanding and exercisable at 1 March 2008	13,812,500	0.21

Granted	4,555,000	0.21
Exercised	-	-
Expired	-	-
Cancelled	-	-

Outstanding and exercisable at 28 February 2009	18,367,500	0.21

Weighted average fair value of warrants granted during the year		0.04

(F-12)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

The weighted average grant date fair value of warrants issued during the year ended 28 February 2009 is $0.04 per warrant.  The fair value of each warrant granted was determined using the Black-Scholes warrant pricing model and the following weighted average assumptions: risk free interest rate of 2.12%, expected life of 1 year, annualized volatility of 98.15% and expected dividends of 0%.

Warrant pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the value of the Company’s warrants.

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.  All options granted under the plan vest upon date of grant and are subject to the following exercise schedule:

i)	Up to 25% of the options may be exercised at any time during the term of the option (the “First Exercise”);

ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise (the “Second Exercise”);

iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise (the “Third Exercise”); and

iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

On 30 October 2008, a total of 25,000 stock options exercisable at a price of US$0.34 per common share were cancelled.

During the years ended 28 February 2009 and 29 February 2008, the Company recorded stock-based compensation of $Nil and $75,042, respectively.

(F-13)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

The following stock options were outstanding and exercisable at 28 February 2009 (Note 15):

	Exercise price	Number of options outstanding	Number of options exercisable	Remaining contractual life (years)
	US$

Options expiring 22 April 2009	0.30	75,000	75,000	0.15
Options expiring 9 November 2009	0.20	12,500	12,500	0.70
Options expiring 9 August 2011	0.35	1,500,000	375,000	2.44
Options expiring 2 November 2011	0.25	25,000	6,250	2.68
Options expiring 8 December 2011	0.25	50,000	12,500	2.78
Options expiring 7 November 2012	0.31	50,000	12,500	3.69
Options expiring 21 February 2013	0.10	1,525,000	381,250	3.98

		3,237,500	875,000

The following is a summary of the Company’s stock option activities during the years ended 29 February 2008 and 28 February 2009:

	Number of options	Weighted average exercise price
		US$

Outstanding at 1 March 2007	3,720,000	0.22

Granted	300,000	0.22
Exercised	(212,500)	0.10
Expired	-	-
Cancelled	(545,000)	0.15

Outstanding at 29 February 2008	3,262,500	0.23

Exercisable at 29 February 2008	815,625	0.23

Weighted average fair value of stock options granted during the year		0.36

(F-14)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

	Number of options	Weighted average exercise price
		US$

Outstanding at 1 March 2008	3,262,500	0.23

Granted	-	-
Exercised	-	-
Expired	-	-
Cancelled	(25,000)	0.34

Outstanding at 28 February 2009	3,237,500	0.23

Exercisable at 28 February 2009	875,000	0.23

Weighted average fair value of stock options granted during the year		-

The fair value of each option granted was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following weighted average assumptions:

	For the year ended 28 February 2009	For the year ended 29 February 2008

Risk free interest rate	-	2.71% to 4.17%
Expected life	-	5 years
Annualized volatility	-	122% to 128%
Expected dividends	-	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.	Commitments

The Company has the following commitments during the year ended 28 February 2009:

a)
The Company entered into a consulting agreement dated 9 August 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years and issue stock options for 1,000,000 common shares exercisable at US$0.35 per share (granted).  The agreement may be terminated by either party before the end of the term by giving 90-day written notice.  During the year ended 28 February 2009, consulting fees of $6,076 (29 February 2008 - $6,403, 28 February 2007 - $89,278) were incurred.

(F-15)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

b)
The Company entered into a consulting agreement dated 9 August 2006 for the provision of financial development services.  Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$0.35 per share (granted).  The agreement may be terminated by either party before the end of the term by giving 90-day written notice.  During the year ended 28 February 2009, consulting fees of $Nil (29 February 2008 - $Nil, 28 February 2007 - $40,618) were incurred.

c)
The Company entered into a lease agreement dated 7 September 2006 for a term of three years commencing 1 November 2006 to 31 October 2009.  Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs.  On 30 November 2007, the monthly rent increased to $2,017 and on 30 November 2008, the monthly rent increased to $2,200. The Company shares the rentable area with related parties who reimburse the Company for two-thirds of the total monthly rental fee.  The future commitment is as follows:

$

Fiscal year ending 28 February 2010		27,280

12.	Supplemental Disclosures With Respect to Cash Flows

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2009 (unaudited)	For the year ended 28 February 2009	For the year ended 29 February 2008	For the year ended 28 February 2007
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 28 February 2009, imputed interest at 15% per annum totalling $26,143 (29 February 2008 - $8,966, 28 February 2007 - $53,657) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

(F-16)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

13.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2009 $	2008 $

Loss before income taxes	(536,201)	(2,260,291)
Canadian federal and provincial income tax rates	30.75%	31.00%

Income tax recovery based on the above rates	(164,882)	(700,690)

Increase due to:
Non-deductible items and other	8,534	315,587
Losses and temporary differences for which no future income benefit has been recognized	127,112	45,087
Reduction in long-term Canadian income tax rates	29,236	340,016

Income tax recovery	-	-

The components of future income taxes are as follows:

	2009 $	2008 $

Future income tax assets

Non-capital losses	782,945	946,526
Mineral property costs	661,108	741,190
Capital assets	3,010	6,801
Marketable securities and other	64,306	17,220

Total future income tax assets	1,511,369	1,711,737
Valuation allowance	(1,511,369)	(1,680,315)

Net future income tax assets	-	31,422

Future income tax liabilities

Debt issue costs	-	31,422

Future income tax liabilities	-	31,422

Net future income tax liabilities	-	-

(F-17)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

The Company has non-capital loss carry-forwards of approximately $3,131,780 that may be available for tax purposes.  The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2010	28,197
2011	347,428
2015	398,612
2026	402,360
2027	1,036,715
2028	417,682
2029	500,786

3,131,780

Additionally, the Company has approximately $2,644,431 of development expenses and exploration expenditures as at 28 February 2009 which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefits of these losses have been offset by a full valuation allowance.

14.	Financial Instruments

a)	Fair value

The carrying values of all held-for-trading and held-to-maturity instruments, represented by cash and cash equivalents, Goods and Service Tax receivable, accounts payable and accrued liabilities and amounts due to related parties, approximate their fair values because of the short-term maturity of these financial instruments.  The aggregate fair value of all held-for-trading instruments is $13,894 (29 February 2008 - $8,236).  The aggregate carrying value and fair value of all held-to-maturity assets is $7,938 (29 February 2008 - $4,291).

Available-for-sale securities consist of common shares in a company related by common directors and is represented as marketable securities on the consolidated financial statements.  The fair value of these securities is $78,000 (29 February 2008 - $286,000) and losses included in accumulated other comprehensive loss is $268,000 (29 February 2008 - $60,000).

b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

c)	Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash and cash equivalents.  To manage the risk, cash is placed with major financial institutions.  The Company does not have significant concentrations of credit risk in regards to its amounts receivable and allows for any uncollectible accounts on a specific identification basis based on payment history.

(F-18)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

d)	Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the period.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	As at 28 February 2009	As at 29 February 2008
	US$	US$

Cash and cash equivalents	4,296	5,213
Accounts payable and accrued liabilities	85,446	233,434

As at 28 February 2009, with other variables unchanged, an approximately 10% change in exchange rates would increase/decrease pre-tax loss by $11,307.

15.	Subsequent Events

The following events occurred subsequent to 28 February 2009:

a)	On 5 March 2009, the Company and Teryl entered into an agreement to extend the expenditure date on the Fish Creek, Alaska mineral claims to 5 March 2010 (Note 5).

b)	On 27 March 2009, the Company extended the expiry date of 500,000 share purchase warrants exercisable at a price of US$0.25 per common share from 27 March 2009 to 27 March 2010 (Note 10).

c)	On 22 April 2009, a total of 75,000 stock options exercisable at a price of US$0.30 per common share expired (Note 10).

d)	On 1 June 2009, the Company extended the expiry date of 1,412,500 share purchase warrants exercisable at a price of US$0.30 per common share from 1 June 2009 to 1 June 2010 (Note 10).

e)	On 5 June 2009, the Company extended the expiry date of 4,055,000 share purchase warrants exercisable at a price of US$0.20 per common share from 5 June 2009 to 5 June 2010 (Note 10).

(F-19)