Form 20-F/A
period 2009-02-28
LINUX GOLD CORP
filed 2010-04-16
CIK 1088158

United States Securities and Exchange Commission
Washington, D.C. 20549

_________________________________________________

FORM 20-F/A
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

Yes [ X ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ X ] U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17. [   ] Item 18. [ X ]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

TABLE OF CONTENTS

EXPLANATORY NOTE:		4
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
D.	TREND INFORMATION	4
ITEM 15.	CONTROLS AND PROCEDURES	5
ITEM 18.	FINANCIAL STATEMENTS	6
ITEM 19.	EXHIBITS	6

SIGNATURE PAGE 9

EXPLANATORY NOTE:

We are amending the Annual Report of Linux Gold Corp., on Form 20-F, that we filed with the Securities and Exchange Commission on September 14, 2009 (“20-F”) for the purpose of responding to comments made by the Securities and Exchange Commission in a letter dated February 18, 2010, as follows:

  Item 5. Operating and Financial Review and Prospects, D. Trend Information: The Company has revised its disclosure to include information about trends, uncertainties, demands, commitments and events that are reasonably likely to have a material effect on our operations or financial condition, or which would cause our reported financial information to not necessarily to be indicative of future operating results or financial condition;

  Item 15. Controls and Procedures - we have revised our disclosure to indicate there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting;

  We inadvertently omitted the audit report of Smythe Ratcliffe LLP, covering the financial statements for the year ended February 29, 2008, in our financial statements for the year ended February 28, 2009, and have corrected this omission in the filing of our 20-F/A; and

  We have revised our Exhibits 12.1 and 12.2 to conform to the requirements of Instruction 12 to Item 19 of the Form 20-F.

We are also updating Exhibits 13.1, 13.2 and 15.1.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on September 14, 2009, or reflect any events that have occurred after the Form 20-F was filed. The filing of this Form 20-F shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Any forward-looking statements included in this 20-F/A represent management’s view as of the filing date of the original 20-F. Such forward looking statements include statements about events and projections after the date of the filing of the original 20-F and are identified by words such as “believes,” “projects,” “anticipates,” “expects,” “estimates,” “intend,” “should,” “would,” “could,” “potentially,” “will,” “may” or other words that convey uncertainty of future events or outcomes. Such forward-looking statements should not be assumed to be accurate as of any future date, including the date hereof. Accordingly, this 20-F/A should be read in conjunction with the “Risk Factors” and the other statements contained in the original 20-F and the Company’s other filings made with the SEC subsequent to the filing date of the original 20-F.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

D.	TREND INFORMATION

We are a mineral exploration company. Consequently, we have no production, sales, or inventory in the conventional sense. Our financial success will be dependent upon the extent to which we can discover mineralization and the economic viability of developing such properties. Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. We have no mineral reserves and to date have not produced any revenues. The sales value of any mineralization discovered by us is largely dependent upon factors beyond our control such as the market value of the metals produced.

Since the second half of 2008, there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macroeconomic events have negatively affected the mining and minerals sectors in general. Although these circumstances will likely improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plan going forward was affected. As a result, the Company was unable to complete its anticipated plans during fiscal 2009. The Company will consider its plans and options carefully in fiscal 2010.

We spent $61,885 in exploration and development costs during the year ended February 28, 2009 ($170,663 - 2008). We had anticipated that we would spend approximately $300,000 during fiscal 2009 on field sampling, mapping and geological consulting. However, due to the difficulty raising funds in the equity market we decided to postpone the exploration until it becomes cost effective again after the market recovery.

The major factors that caused significant reduction in net loss from 2008 to 2009 were:

  Issue costs of $173,175 for debt raised in 2007 were amortized in 2008; such costs were fully amortized by the end of 2008 and no debt issue costs incurred in 2009;

  Bad debt expense of $84,952 was recorded in 2008; in 2009 there was no bad debt;

  From 2008 to 2009 consulting and subcontract fees reduced by 40% from $210,313 to $124,751 and travel and promotion reduced by 60% from $262,766 to $104,249, resulting from reduction in exploration and geological work and our reduced efforts to raise equity from the downward market;

  In 2008 we recorded interest expense of $1,041,913, which was accretion of the discount on convertible debt raised in 2007. During 2008 carrying value of these discounted notes were accreted fully to their face value and the debts were redeemed. In 2009 there was no such debt or interest expense;

  During 2008 we discontinued our exploration work on our mining properties in British Columbia and China. As a result we wrote off the acquisition costs of $126,417 of these two properties. During 2009 we did not have capitalized book value of properties and did no have such loss from write-off of properties.

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Changes in Internal Control Over Financial Reporting

During the fiscal year ended February 28, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Report of Registered Public Accounting Firm dated June 15, 2009 of James Stafford, Inc., Chartered Accountants Report of Registered Public Accounting Firm dated June 18, 2008, except as to Note 16, which is as of August 29, 2008, of Smythe Ratcliffe, LLP, Chartered Accountants Consolidated Balance Sheets as at February 28, 2009 and February 29, 2008 Consolidated Statements of Operations as at February 28, 2009, February 29, 2008 and February 28, 2007 Consolidated Statements of Stockholders’ Deficiency, March 1, 2003 to February 28, 2009 Consolidated Statements of Cash Flows as at February 28, 2009, February 29, 2008 and February 28, 2007 Notes to the Consolidated Financial Statements as at February 28, 2009, February 29, 2008 and February 28, 2007

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(10)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(10)
99.1	Consent of Independent Auditors – James Stafford, Inc., Chartered Accountants	(9)
99.2	Consent of Independent Auditors – Smythe Ratcliffe, LLP, Chartered Accountants	(9)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission

(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2009
(10)	attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated:	April 14, 2010	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board/Director

Linux Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

JAMES STAFFORD

James Stafford
Chargered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada, V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

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

15 June 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF LINUX GOLD CORP.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as of February 29, 2008 and February 28, 2007 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended February 29, 2008, February 28, 2007 and February 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, stockholders’ equity (deficiency) and cash flows from March 1, 2003 (date of inception of exploration stage) to February 28, 2005 were audited by other auditors whose report dated July 15, 2005 expressed an unqualified opinion, with an explanatory paragraph discussing the Company’s ability to continue as a going-concern. Our opinion on the statements of operations, stockholders’ equity (deficiency) and cash flows from inception of the exploration stage to February 29, 2008, insofar as it related to amounts for prior periods through February 28, 2005, is solely based on the reports of other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years ended February 29, 2008, February 28, 2007 and February 28, 2006, and the cumulative totals for the exploration stage of operations from March 1, 2003 (date of inception of exploration stage) through February 29, 2008 in conformity with US generally accepted accounting principles.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
June 18, 2008, except as to Note 16
     which is as of August 29, 2008.

CLARITY, PASSION, BALANCE.

A Member of PKF International

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 28 February 2009	As at 29 February 2008
	$	$
Assets

Current
Cash and cash equivalents	13,894	8,236
Goods and Services Tax receivable	7,938	4,291
Available-for-sale investments (Note 3)	78,000	286,000
Prepaid expenses and deposits	4,012	18,431

	103,844	316,958

Property and equipment (Note 4)	9,098	11,965

	112,942	328,923

Liabilities

Current
Accounts payable and accrued liabilities (Note 6)	188,787	309,374
Due to related parties (Note 7)	211,140	226,797

	399,927	536,171

Stockholders’ deficiency
Capital stock (Note 10)
Authorized
200,000,000 common shares without par value
Issued and outstanding
28 February 2009 – 87,650,825 common shares
29 February 2008 – 83,095,825 common shares	15,051,086	14,372,703
Share subscriptions received in advance	-	40,062
Donated capital	383,961	357,818
Accumulated other comprehensive loss	(268,000)	(60,000)
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,929,887)	(7,393,686)

	(286,985)	(207,248)

	112,942	328,923

Nature and Continuance of Operations (Note 1), Commitments (Note 11) and Subsequent Events (Note 15)

On behalf of the Board:

“John Robertson”	Director	“Jennifer Lorette”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2009 (unaudited)	For the year ended 28 February 2009	For the year ended 29 February 2008	For the year ended 28 February 2007
	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	173,175	32,067
Amortization of property and equipment (Note 4)	26,896	2,867	4,852	3,145
Bad debt expense	84,952	-	84,952	-
Consulting and subcontracts	1,417,801	124,751	210,313	541,438
Filing and regulatory fees	139,973	22,034	24,319	26,772
Foreign exchange loss	(9,522)	29,459	(7,130)	(6,941)
Imputed interest (Note 7)	178,461	26,143	8,966	53,657
Interest expense (Note 9)	2,302,583	-	1,041,913	1,260,670
Management fees (Note 8)	184,750	30,000	30,000	30,000
Mineral property exploration and development
costs (Note 5)	1,815,087	61,885	170,663	1,074,870
Office, rent and telephone	657,675	57,228	35,406	110,824
Professional fees	377,164	79,189	94,132	79,037
Travel and promotion	879,701	104,249	262,766	445,132

Net loss before other items	(8,260,763)	(537,805)	(2,134,327)	(3,650,671)

Other items
Mineral property acquisition costs written off	(126,417)	-	(126,417)	-
Accounts payable written off	46,281	-	-	46,281
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	1,604	453	33,207

Net loss for the period	(7,929,887)	(536,201)	(2,260,291)	(3,571,183)

Basic and diluted net loss per share		(0.01)	(0.03)	(0.05)

Weighted average number of common shares used in per share calculations		86,536,209	78,776,000	69,105,000

Comprehensive loss
Net loss for the period	(7,929,887)	(536,201)	(2,260,291)	(3,571,183)
Unrealized holding gain (loss) on available-
for-sale investments	(268,000)	(208,000)	78,000	(130,000)

Comprehensive loss	(8,197,887)	(744,201)	(2,182,291)	(3,701,183)

Comprehensive loss per share		(0.01)	(0.03)	(0.05)

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

Asset retirement obligation

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to remeasurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

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

3.	Available-for-Sale Investments

	28 February 2009		29 February 2008
	Book value	Fair value	Book value	Fair value
	$	$	$	$

346,000 (2008 – 346,000) common shares of Teryl Resources Corp.	346,000	78,000	346,000	286,000

4.	Property and Equipment

		Accumulated amortization	Net book value
	Cost		2009	2008
	$	$	$	$

Office furniture	11,194	5,411	5,783	7,229
Vehicle	15,531	12,216	3,315	4,736

	26,725	17,627	9,098	11,965

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

Pursuant to a management services agreement, during the year ended 28 February 2009, the Company accrued management fees of $30,000 (29 February 2008 - $30,000, 28 February 2007 -$30,000) to a company where the President of the Company is a director. At 28 February 2009, the Company is indebted in the amount of $38,239 (29 February 2008 - $31,400) which is included in accrued liabilities to related parties. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

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

Warrants

The following share purchase warrants were outstanding at 28 February 2009:

	Exercise price US$	Number of warrants	Remaining contractual life (years)

Warrants expiring 27 March 2009	0.25	500,000	0.07
Warrants expiring 1 June 2009	0.30	1,412,500	0.25
Warrants expiring 5 June 2009	0.20	4,055,000	0.27
Warrants expiring 8 May 2011	0.20	9,275,000	2.19
Warrants expiring 28 June 2011	0.20	3,125,000	2.33

		18,367,500

The following is a summary of the Company’s warrant activities during the year ended 28 February 2009:

	Number of warrants	Weighted average exercise price US$

Outstanding and exercisable at 1 March 2008	13,812,500	0.21

Granted	4,555,000	0.21
Exercised	-	-
Expired	-	-
Cancelled	-	-

Outstanding and exercisable at 28 February 2009	18,367,500	0.21

Weighted average fair value of warrants granted during the year		0.04

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

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options granted under the plan vest upon date of grant and are subject to the following exercise schedule:

i)	Up to 25% of the options may be exercised at any time during the term of the option (the “First Exercise”);

ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise (the “Second Exercise”);

iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise (the “Third Exercise”); and

iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

During the years ended 28 February 2009 and 29 February 2008, the Company recorded stock-based compensation of $Nil and $75,042, respectively.

The following stock options were outstanding and exercisable at 28 February 2009:

	Exercise price US$	Number of options outstanding	Number of options exercisable	Remaining contractual life (years)

Options expiring 22 April 2009	0.30	75,000	18,750	0.15
Options expiring 9 November 2009	0.20	12,500	6,250	0.70
Options expiring 29 June 2011	0.34	25,000	6,250	2.33
Options expiring 9 August 2011	0.35	1,500,000	375,000	2.44
Options expiring 2 November 2011	0.25	25,000	6,250	2.68
Options expiring 8 December 2011	0.25	50,000	12,500	2.78
Options expiring 7 November 2012	0.31	50,000	12,500	3.69
Options expiring 21 February 2013	0.10	1,525,000	381,250	3.98

		3,262,500	818,750

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

The following is a summary of the Company’s stock option activities during the years ended 29 February 2008 and 28 February 2009:

	Number of options	Weighted average exercise price US$

Outstanding at 1 March 2007	3,720,000	0.22

Granted	300,000	0.22
Exercised	(212,500)	0.10
Expired	-	-
Cancelled	(545,000)	0.15

Outstanding at 29 February 2008	3,262,500	0.23

Exercisable at 29 February 2008	815,625	0.23

Weighted average fair value of stock options granted during the year		0.36

Outstanding at 1 March 2008	3,262,500	0.23

Granted	-	-
Exercised	-	-
Expired	-	-
Cancelled	-	-

Outstanding at 28 February 2009	3,262,500	0.23

Exercisable at 28 February 2009	881,250	0.23

Weighted average fair value of stock options granted during the year		-

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

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2009	2008
	$	$

Loss before income taxes	(536,201)	(2,260,291)
Canadian federal and provincial income tax rates	30.75%	31.00%

Income tax recovery based on the above rates	(164,882)	(700,690)

Increase due to:
Non-deductible items and other	8,534	315,587
Losses and temporary differences for which no future income benefit has been recognized
	127,112	45,087
Reduction in long-term Canadian income tax rates	29,236	340,016

Income tax recovery	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

The components of future income taxes are as follows:

	2009	2008
	$	$

Future income tax assets

Non-capital losses	782,945	946,526
Mineral property costs	661,108	741,190
Capital assets	3,010	6,801
Marketable securities and other	64,306	17,220

Total future income tax assets	1,511,369	1,711,737
Valuation allowance	(1,511,369)	(1,680,315)

Net future income tax assets	-	31,422

Future income tax liabilities

Debt issue costs	-	31,422

Future income tax liabilities	-	31,422

Net future income tax liabilities	-	-

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

The carrying values of all held-for-trading and held-to-maturity instruments, represented by cash and cash equivalents, Goods and Service Tax receivable, accounts payable and accrued liabilities and amounts due to related parties, approximate their fair values because of the short- term maturity of these financial instruments. The aggregate fair value of all held-for-trading instruments is $13,894 (29 February 2008 - $8,236). The aggregate carrying value and fair value of all held-to-maturity assets is $7,938 (29 February 2008 - $4,291).

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	As at 28 February 2009 US$	As at 29 February 2008 US$

Cash and cash equivalents	4,296	5,213
Accounts payable and accrued liabilities	85,446	233,434

As at 28 February 2009, with other variables unchanged, an approximately 10% change in exchange rates would increase/decrease pre-tax loss by $11,307.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2009

15.	Subsequent Events

The following events occurred subsequent to 28 February 2009:

a)	On 5 March 2009, the Company and Teryl entered into an agreement to extend the expenditure date on the Fish Creek, Alaska mineral claims to 5 March 2010 (Note 5).

b)	On 27 March 2009, a total of 500,000 share purchase warrants exercisable at a price of US$0.25 per common share expired (Note 10).

c)	On 22 April 2009, a total of 75,000 stock options exercisable at a price of US$0.30 per common share expired (Note 10).

d)	On 1 June 2009, a total of 1,412,500 share purchase warrants exercisable at a price of US$0.30 per common share expired (Note 10).

e)	On 5 June 2009, a total of 4,055,000 share purchase warrants exercisable at a price of US$0.20 per common share expired (Note 10).

The accompanying notes are an integral part of these consolidated financial statements.

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 14, 2010

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 14, 2010

/s/ “Monique van Oord”
Monique van Oord, Chief Financial Officer and Director

Exhibit 13.1

Certification of Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

I, John G. Robertson, President and Chief Executive Officer of Linux Gold Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F/A of Linux Gold Corp. for the year ended February 28, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Linux Gold Corp.

Richmond, BC, Canada

by: /s/ John G. Robertson

April 14, 2010

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

Certification of Chief Financial Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

I, Monique van Oord, Chief Financial Officer of Linux Gold Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F/A of Linux Gold Corp. for the year ended February 28, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Linux Gold Corp.

Richmond, BC Canada

by: /s/ Monique van Oord

April 14, 2010

Monique van Oord
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Linux Gold Corp. and will be retained by Linux Gold Corp. and furnished to the Securities and Exchange Commission or its staff upon request.