Form 20-F
period 2010-02-28
LINUX GOLD CORP
filed 2010-06-30
CIK 1088158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended February 28, 2010
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 000-30084

LINUX GOLD CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada
(Address of principal executive offices)

John Robertson, President
240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada
Phone: 604-278-5996 Fax 604-278-3409
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

92,650,825 Common Shares outstanding as of February 28, 2010

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
[ X ] Yes [   ] No

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

TABLE OF CONTENTS

GENERAL INFORMATION:		5

PART I		9

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	9

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9

ITEM 3.	KEY INFORMATION	9

A.	SELECTED FINANCIAL DATA	9
B.	CAPITALIZATION AND INDEBTEDNESS	10
C.	REASON FOR THE OFFER AND USE OF PROCEEDS	10
D.	RISK FACTORS	10

ITEM 4.	INFORMATION ON THE COMPANY	16

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	16
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	19
D.	PROPERTY, PLANTS AND EQUIPMENT	19

ITEM 4A.	UNRESOLVED STAFF COMMENTS	31

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31

A.	OPERATING RESULTS	31
B.	LIQUIDITY AND CAPITAL RESOURCES	32
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	33
D.	TREND INFORMATION	33
E.	OFF-BALANCE SHEET ARRANGEMENTS	34
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	34
G.	SAFE HARBOR	35

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35

A.	DIRECTORS AND SENIOR MANAGEMENT	35
B.	COMPENSATION	38
C.	BOARD PRACTICES	44
D.	EMPLOYEES	44
E.	SHARE OWNERSHIP	44

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	45

A.	MAJOR SHAREHOLDERS	45
B.	RELATED PARTY TRANSACTIONS.	45
C.	INTERESTS OF EXPERTS AND COUNSEL	45

ITEM 8.	FINANCIAL INFORMATION	46

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	46
B.	SIGNIFICANT CHANGES	46

ITEM 9.	THE OFFER AND LISTING	46

ITEM 10 .	ADDITIONAL INFORMATION	47

A.	SHARE CAPITAL	47
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	47
C.	MATERIAL CONTRACTS	47
D.	EXCHANGE CONTROLS.	49

E.	TAXATION.	49
F.	DIVIDENDS AND PAYING AGENTS	50
G.	STATEMENT BY EXPERTS	50
H.	DOCUMENTS ON DISPLAY.	50
I.	SUBSIDIARY INFORMATION.	51

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51

PART II		51

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	51

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
		51
A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	51
B.	USE OF PROCEEDS	51

ITEM 15.	CONTROLS AND PROCEDURES	51

ITEM 15T.	CONTROLS AND PROCEDURES	52

ITEM 16.	[Reserved]	52

ITEM 16A.	Audit Committee Financial Expert	53

ITEM 16B.	Code of Ethics	53

ITEM 16C.	Principal Accountant Fees and Services	53

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees	54

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	54

Item 16F.	Change in Registrant’s Certifying Accountant	55

PART III		56

ITEM 17.	FINANCIAL STATEMENTS	56

ITEM 18.	FINANCIAL STATEMENTS	56

ITEM 19.	EXHIBITS	57

SIGNATURE PAGE		59

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

Linux Gold Corp. and its subsidiaries (the “Company”) is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects (“NI 43-101”)) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. Canadian law also requires disclosure of mineral resources that equate to measured, indicated and inferred resources. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the “SEC”) under Industry Guide 7 (“SEC Guide 7”) promulgated under U.S. Securities laws. See “Item 3.D. Risk Factors – Differences in United States and Canadian reporting of reserves and resources.”

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

$/yd3 – dollars per cubic yard

Alluvial - a term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold

Arsenopyrite - a major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity

Assay – a precise and accurate analysis of the metal contents in an ore or rock sample

Au - gold

Auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials

Biotite – dark-colored mica rich in iron, magnesium, and potassium

Breccia – a fragmental rock; any rock formation essentially composed of uncemented, or loosely consolidated, small angular

Colluvium - A loose deposit of rock debris accumulated through the action of gravity at the base of a cliff or slope

Conglomerate – a sedimentary rock composed of rounded fragments larger than 2 mm in diameter

Contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses

Diamond drill – a large machine that produces a more or less continuous core sample of the rock or material being drilled

Dike- a tabular igneous intrusion that cuts across the layering of the country rock

Feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production

Foliated – said of a rock in which mineral grains have been aligned in a planar fabric by shearing or metamorphism

Fracture - the general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress gm/mt or gpt - grams per metric tonne.

Gold deposit - means a mineral deposit mineralised with gold Gold resource – see geological or mineral resource

Grams per cubic meter - alluvial mineralisation measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight

Graphite - a allotropic form of carbon found in nature

Greenstone – a rock in which the original igneous minerals are replaced by dark green metamorphic minerals

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Hornblende – a dark a dark-colored, prismatic or needle-shaped mineral rich in iron, magnesium, sodium and calcium

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

Listwanite - (carbonate altered serpentinite) is associated with gold mineralization

Lode mining – mining of gold bearing rocks, typically in the form of veins or stockworks

Mafic – said of a dark-colored, iron and magnesium rich igneous rock

Measured resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

Mineral claim or mining claim - the portion of mining ground held under law by a claimant

Mineralization - implication that the rocks contain sulphide minerals and that these could be related to ore

Net profit interest (NPI) – effectively a royalty based on the net profits generated after recovery of all costs

Net smelter royalty or NSR - a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs

Ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit

Ounce or oz. - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

Oz/yd3 – ounces per cubic yard

opt – troy ounces per short ton

Placer - a place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones

Pluton – an igneous rock or body formed at depth within the earth

Probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

Prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

Proven reserve means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

Pyrite – an iron sulfide mineral

Quartz monzonite - a light-colored intrusive rock composed of quartz and feldspar with moderately abundant biotite and hornblende crystals

Reserve - that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination

Reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled

Silicic – said of a light colored rock composed primarily of silica and aluminum

Skarn - a finegrained metamorphic rock that is usually coloured green or red, ocassionally grey, black, brown or white. It forms through thermal metamorphism as the mineralogical, chemical and crystallographic changes in a solid-state rock, i.e. without melting, in response to new conditions of pressure and/or temperature, and/or introduction of fluids

Slickensides - a polished, striated rock surface caused by one rock mass sliding over another in a fault plane

Stockwork - small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

Syenite – Potassium-rich intrusive rock; at Granite Mountain the syenite commonly has an abundance of mafic minerals

Ton - short ton (2,000 pounds)

Tonne - metric tonne (2,204.6 pounds)

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

Forward Looking Statements

This Annual Report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it. The Company uses words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. The Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about future property acquisitions, expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the SEC. In particular, your attention is directed to the risks detailed in “Item 3. Key Information - Risk Factors” and similar discussions in the Company's other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this annual report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this annual report to reflect future events and circumstances for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this annual report and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

BUSINESS OF LINUX GOLD CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $409,573 in the year ended February 28, 2010 (2009 - $536,201; 2008 - $2,260,291). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2010, February 28, 2009 and February 29, 2008, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the year ended February 28, 2010 have been audited by ACAL Group, Chartered Accountants; and for the year ended February 28, 2009 have been audited by James Stafford, Inc., Chartered Accountants; and for the year ended February 29, 2008 by Smythe Ratcliffe LLP Chartered Accountants. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2010 US$1.00 was equal to approximately CAD$1.0523.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

	2010	2009	2008	2007 (Re-stated)	2006

Net Revenue	$-	$-	$-	$-	$-
Income (loss) from continuing operations	(409,573)	(536,201)	(2,260,291)	(3,571,183)	(810,105)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per Common Share	(0.01)	(0.01)	(0.03)	(0.05)	(0.01)
Income (loss) from discontinued operations per Common Share	-	-	-	-	-
Total Assets	206,244	112,942	328,923	737,837	669,057
Working Capital (deficit)	(264,821)	(296,083)	(219,213)	(651,053)	69,670
Shareholders’ Equity (deficit)	(257,874)	(286,985)	(207,248)	(334,974)	206,262
Cash Dividends per common share	nil	nil	nil	nil	nil

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of C$1.0526 to US$ 1.00, average one day rate published by the Bank of Canada on February 26, 2010. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 25, 2010, the noon rate by the Bank of Canada was CDN$ 1.037 to US$ 1.00. The following tables set forth rates for US dollars for the periods indicated.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month (1)	Year	High (CAD$)	Low (CAD$)
December	2010	1.0713	1.0405
January	2010	1.0657	1.0251
February	2010	1.0734	1.0420
March	2010	1.0421	1.0113
April	2010	1.0201	1.0075
May	2010	1.0778	1.0134
(1) noon buying rate for US dollars published by the Bank of Canada

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or by the Bank of Canada, for the last five years based on the average month-end exchange rates:

Year	Average	Low/High (CAD$)	February 29/28 (CAD$)
2010 (1)	1.1116	1.0251/1.300	1.0526
2009 (1)	1.1414	0.984/1.2971	0.7870
2008 (2)	1.0470	0.9168 / 1.181	0.9796
2007 (2)	1.1374	1.0989 /1.1852	1.17
2006 (2)	1.1992	1.1379 / 1.2425	1.1379
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

As noted in our audited consolidated financial statements for the year ended February 28, 2010 we have incurred significant operating losses and have an accumulated deficit since inception of $15,863,605 at February 28, 2010. Furthermore, we had working capital deficit of $264,821 as at February 28, 2010, which is not sufficient to achieve our planned business objectives.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on the February 28, 2010 consolidated financial statements includes additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty (see Item 5.B. Liquidity and Capital Resources).

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers of Teryl Resources Corp., a public natural resource exploration company that shares office space and administrative staff with the Company. We entered into an agreement with Teryl Resources Corp. whereby Teryl could earn up to 50% of the Fish Creek claim (see Item 4.D.). In addition, Mrs. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd. which holds approximately 5.8% of the Common Shares of the Company, and together, our directors and officers hold 6.9% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E). Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B.). Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA. The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

There are differences in United States and Canadian reporting of reserves and resources.

The disclosure in this annual report uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this annual report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies.

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

The market price for the common shares on the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include worldwide economic and market conditions, as well as changes in industry conditions, such as regulatory and environment rules. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, or other business developments.

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

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extra-provincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. At our annual meeting of shareholders on February 20, 2003, our shareholders approved the change of name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp., which name change was effected March 18, 2003. Our authorized capital consists of 200,000,000 Common Shares without par value. Of these, 92,650,825 shares were issued and outstanding as of February 28, 2010 and 92,650,825 shares were issued and outstanding as of the date of this annual report. Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

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

During the three fiscal years ending in February 2010, we have been involved in mineral property exploration. We have investigated several mineral properties in Canada and the United States. Our current plans are to joint venture and explore our mineral properties.

We have interests in six properties in Alaska. We hold a 50% interest in the Fish Creek property, which is optioned to Teryl Resources Corp. We also hold 33 quarter-section State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. We hold 12 mining claims (3 square-miles) called the Dime Creek Claim Block located about 15 miles to the south of Granite Mountain, and 6,400 acres of mineral exploration claims staked in the Livengood-Tolovana Mining District. Linux Gold Corp is 100% owner of the claims. We also recently acquired the option to enter into a lease agreement with the owner of 11 claims named Trout Claims located in the Fairbanks Recording District, Alaska, and an option to enter into a lease agreement with the owner of 10 claims named Coho Claims located in the Fairbanks Recording District, Alaska.

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

Exploration Expenditures

During fiscal 2010, the Company incurred $50,975, including $41,016 on staking and recording fees and $9,959 on geological work done on the Company’s properties.

During fiscal 2009, the Company incurred $61,885, including $47,401 on staking and recording fees and $14,484 on geological work done on the Company’s properties.

During fiscal 2008, the Company incurred $170,663, including $96,344 on staking and recording fees and $74,319 on geological work done on the Company’s properties.

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

Source of Funds for Fiscal 2010/2011

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

We had a working capital deficit of $264,821 on February 28, 2010, compared to a deficit of $296,083 on February 28, 2009, and a deficit of $219,213 at February 29, 2008.

Use of Funds for Fiscal 2009/2010

During Fiscal 2010/2011, we estimate that we will expend approximately $250,000 on general and administrative expenses. During Fiscal 2010/2011 we plan to expend approximately $100,000 on property exploration and development expenses.

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

Seasonality

Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November (see Risk Factors commencing on page 9).

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

We do not own any properties. Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The Company will pay monthly rent and office space operating cost of $1,118. We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2010, we had been involved in oil and gas exploration/production and mineral property exploration and development.

Mineral Properties

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 state of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska. These claims are subject to an option agreement with Teryl Resources Corp., a company with common directors and officers. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest, or retain a 5% NSR. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. We currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

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

In January 2008 we commenced arrangements for a drill program to test several gold geophysical anomalies. This drilling would be conducted as part of the Phase I exploration program recommended in our Technical Report on the Fish Creek Property, dated March 7, 2005, prepared under National Instrument 43-101. The drill program proposes to RVC drill approximately 2,000 feet, during this exploration season. The cost to complete this phase of work is estimated to be approximately US$200,000. However, due to the location of the proposed drill holes (wet, boggy), increased exploration activities in the State of Alaska, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we have had difficulty obtaining equipment to conduct the exploration drilling. Although it is our intent to complete the drilling as soon as a drill is available, subject to financing, and the weather permits, we have been unable to do so due to challenging market conditions.

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

PROPERTY SUMMARY AND DESCRIPTION

The current Granite Mountain Property consists of 33 State of Alaska MTRSC quarter-section mining claims (160 acres each), within one contiguous claim block, recorded in the Cape Nome Recording District. The original claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. These claims covered approximately 179 sq. km. (approximately 44,160 acres). The current claim block (33 claims) covers 8.25 square miles (approximately 5,280 acres). The Property is located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska. The 2008 assessment work was filed for 176 claims. The balance of the claims did not contain significant mineralization, therefore a portion of these claims were lapsed by not filing assessment work and not paying the rental for these claims. The 2009 assessment work was filed for 33 claims. The balance of the claims did not have significant mineralization therefore an additional portion of these claims were lapsed by not filing assessment work and not paying the rental for these claims. The remaining 33 claims are 100 % owned by the Company and are in good standing.

Mineral rights in this part of Alaska are administered by the State of Alaska Department of Natural Resources. Annual assessment must be performed by September 1st of each assessment year and recorded by November 30th of each year. Annual mining claim rents vary according to claim size and age and are due and payable by November 30th of each year.

The total annual labor commitment for 2009 was $13,200 (i.e., $400 per 160acre claim x 33 claims); an Annual Labor Affidavit for the 2008-2009 assessment year was filed on November 24, 2009. The total annual claim rent paid in 2009 for the Granite Mountain Claims was $8,400 for 33 claims.

Annual labor amounts spent in excess of the required commitment may be banked forward for up to four years into the future as per current regulations regarding Alaska State mining claims. The work completed in 2006 is sufficient to bank forward and cover annual labor commitments to at least to the 2010 assessment year. As of November 24, 2009 a balance of $129,000 has been carried forward. All of the claims comprising the Granite Mountain Property are currently in good standing.

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

We plan to commence work pursuant to the recommendations in the Phase 1 surface exploration program upon receipt of required permits and raising sufficient capital, however, we have been unable to do so due to challenging market conditions.

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

In November, 2009 extensive data compilation was completed for the Dime Creek property. The data compilation, produced by Thomas Bundtzen of Pacific Rim Geological Consulting, Inc., is to be used to facilitate future lode and placer exploration programs on the property. Mr. Bundtzen managed and designed the exploration programs that took place in the 1990s, 2000, and 2001.

The compilation from Dime Creek and nearby gold-bearing stream basins included:

1.	Detailed microprobe analyses of placer platinum and gold recovered from six locations;
2.	Mineralogical analysis of bulk heavy mineral concentrate samples (17 samples);
3.	Rock chip sample program (33 samples);
4.	Detailed motorized auger soil sample program (404 samples);
5.	Ground magnetic survey;
6.

An extensive review of past mineral production and mine activity records from U.S. Geological Survey, the Alaska Territorial Department of Mines, the U.S. Bureau of Mines, and mint return records as found in unpublished Archival records.

Highlights of the overall data analysis are summarized:

•	Dime Creek has historically produced an estimated 68,464 ounces of gold and 198 ounces of byproduct platinum. Dime Creek has not been systematically mined with modern mechanized techniques.
•	Multiple bench and modern stream gold-platinum placers occur on the Linux property.
•	The second tier and higher benches in upper Dime Creek valley are interpreted by Bundtzen to be ancestral marine strandline (beach) gold-platinum placer deposits similar to the placers exploited both onshore and offshore at Cape Nome. This suggests that marine deposits should be explored for gold and PGE along strike for several kilometers.
•	Microprobe analysis of the platinum mineralization indicates a rhodium-enriched type of isoferroplatinum that averages 88.59 percent platinum, 8.98 percent iron, about 1.0 percent rhodium, and only minor amounts of other PGE metals. When combined with accompanying gangue mineral identifications; i.e., chrome-rich diopside, the lode source is probably a Ural-Alaska intrusion complex.
•	The gold in Dime creek is of exceptionally high fineness, averaging about 960 fine (or 96% gold), even exceeding average high fineness placer gold found in Alaska. It contains traces of quartz, muscovite, and feldspar which suggest an origin in granitic rocks.
•	Soils collected during a detailed soil survey on two bench levels of Dime Creek contained up to 160 ppb gold, 174 ppb platinum, and 144 ppb palladium as well as threshold levels of copper, chromium, and nickel.
•	Results from the 2000 soil sampling program, coupled with the magnetic signatures of mafic intrusions and granitic signature of gold (as interpreted from microprobe work) suggest lode and placer target locations.

The Company believes that the data compilation constitutes an important information source that will be utilized during the design of a placer and lode exploration program on the Dime Creek claims. A previous report by Mr. Bundtzen recommends a 100 hole, 3000 feet drilling program to begin the due diligence on the placer resource and drill 2 to 4 holes on the Platinum lode targets, as set out in our news release dated May 5, 2009.

The mineral data described above for the Dime Creek claims was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific rim Geological Consulting, Inc., of Fairbanks, Alaska, who is independent of the Company as defined in NI43-101. Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional Geologists (AIPG). Bundtzen is a Qualified Person as defined in National Instrument 43-101 and also qualifies under the rules stated by the U.S. Securities and Exchange Commission (“SEC”), and has verified the data for accuracy.

Trout Claims, Alaska

As of January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 with Peter S. Frantz for the right to explore eleven unpatented mining claims recorded as the Trout Claims, located in the Fairbanks recording district, State of Alaska, under the following terms and conditions:

  Initial non-refundable payment of US$1,500 at signing of the lease agreement;

  Annual work commitment of US$10,000;

  Consideration to the Owner on August 1 of each of the five years:

  2011: Cash payment of US$5,000

  2012: Cash payment of US$10,000

  2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

  2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

  2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

The Trout Claims are located in the western edge of the Livengood quadrangle approximately 70 miles northwest of Fairbanks, Alaska. The Trout claims are underlain by the geochemically reduced, magnetically subdued, Wolverine Mountain intrusive complex, which is the same age as the Fort Knox, Pogo, Livengood, and other important gold-bearing intrusions in the Tintina Gold Province. Past productive placer gold deposits occur immediately downstream from the Trout Claims held by the Company. The junior company International Tower Hill Mines Ltd. (ITH) has calculated Ni 43-101 compliant resources of 12.5 million ounces gold at a 0.5 g/t gold cutoff at their Money Knob deposit in the Livengood mining district, which is approximately 30 miles east of the Trout Claims.

The mineral data described above for the Trout Claims was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting, Inc., of Fairbanks, Alaska, who is independent of the Company as defined in NI 43-101. Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional Geologists (AIPG). Bundtzen is a Qualified Person as defined in NI 43-101 and also qualifies under the rules stated by the U.S. Securities and Exchange Commission (“SEC”), and has verified the data for accuracy.

Coho Claims, Alaska

As of January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 with Peter S. Frantz for the right to explore ten unpatented mining claims recorded as the Coho Claims, located in the Fairbanks recording district, State of Alaska, under the following terms and conditions:

  Initial non-refundable payment of US$1,500 at signing of the lease agreement;

  Annual work commitment of US$10,000;

  Consideration to the Owner on August 1 of each of the five years:

  2011: Cash payment of US$5,000

  2012: Cash payment of US$10,000

  2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

  2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

  2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The Coho Claims are located 30 miles northeast of the Pogo gold mine and 100 miles east of Fairbanks, Alaska. The Pogo gold mine, which is owned and operated by Sumitomo Corporation, produced 358,000 ounces gold in 2009, making it Alaska’s largest gold producer. The Coho claims occur in an area explored by Sumitomo and their field operators prior to their discovery of the Pogo gold deposit in 1995. On the Coho claims, gold-bismuth-copper anomalies (maximum values of 1,024 ppb Au; 71 ppm Bi; 499 ppm Cu) have been detected in rocks collected near a geochemically reduced, Cretaceous-Tertiary intrusive complex that intrudes phyllite and schist equivalent to the Keevy Peak Formation. This geological-geochemical association is common within gold-bearing intrusions of the Tintina Gold province.

The mineral data described above for the Coho Claims was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting, Inc., of Fairbanks, Alaska, who is independent of the Company as defined in NI 43-101. Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional Geologists (AIPG). Bundtzen is a Qualified Person as defined in NI 43-101 and also qualifies under the rules stated by the U.S. Securities and Exchange Commission (“SEC”), and has verified the data for accuracy.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this annual report.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with US GAAP. Audited consolidated financial statements for the fiscal years ended February 28, 2010, February 28, 2009, and February 29, 2008, respectively, are included in this annual report.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $409,573 in the year ended February 28, 2010 (2009 - $536,201; 2008 -$2,260,291). We have no revenue from our mining operations. (see Item 3.D., Risk Factors, page 9).

A.	OPERATING RESULTS

Fiscal Year Ended February 28, 2010 compared to Fiscal year Ended February 28, 2009 Results of Operations

During the fiscal years ended February 28, 2010 and February 28, 2009, we received no revenues from operations.

Administrative expenses in 2010 totaled $355,647 compared to $474,316 in 2009. Consulting and subcontract expenses increased to $137,281 in 2010 from $124,751 in 2009 as the result of increased consulting work on internet marketing strategies to increase awareness of the Company. Professional fees totaled $37,323 compared to $79,189 in 2009 due to an overall decline in activities that require legal advice and the Company’s effort in further streamlining professional services on financial reporting. Travel decreased from $104,249 in 2009 to $77,825 in 2010 as a result of reduced fund raising activities due to the world economy. Office and general administrative expenses decreased from $57,228 in 2009 to $39,167 in 2010 as a result of decreased operations. Management fees remain unchanged at $30,000 from 2009. Imputed interest calculated on the balances due to related parties rose to $39,069 from $26,143 in the prior year, resulting from an increase in related party advances received. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital, as they are not payable to the related parties.

Fiscal Year Ended February 28, 2009 compared to Fiscal year Ended February 29, 2008 Results of Operations

During the fiscal years ended February 28, 2009 and February 29, 2008, we received no revenues from operations.

Administrative expenses in 2009 totaled $474,316 compared to $1,963,211 in 2008. Consulting and subcontract expenses decreased to $124,751 in 2009 from $210,313 in 2008 as the result of a decrease in staffing and a decline in stock-based compensation expenses in 2009. Professional fees totaled $79,189 compared to $94,132 in 2008 due to an overall decline in activities related to Alaskan exploration and financing efforts. Travel decreased from $262,766 in 2008 to $104,249 in 2009 due to decreased operations. Amortization, bad debts, filing fees, foreign exchange, interest income, management fees and office charges totaled $139,984 in 2009, compared with $171,946 in 2008 as a result of decreased operations. Charges for imputed interest rose to $26,143 from $8,966 in the prior year, resulting from an increase in related party advances received. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. Interest expense declined from $1,041,913 in 2008 to $nil in 2009 as the Company’s convertible debt was retired in the 2008 fiscal year.

Fiscal Year Ended February 29, 2008 compared to Fiscal year Ended February 28, 2007 Results of Operations

During fiscal 2008, we received no revenues from operations as compared to $nil revenues in 2007.

Administrative expenses in 2008 totaled $1,963,211 as compared to $2,542,594 in 2007. Professional fees totaled $94,132 compared to $79,037 in 2007 due to increased activity in Alaska. We also incurred an imputed interest charge of $8,966 compared to $53,659 in 2007. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. This amount decreased during 2008 due to the additional advances received in 2008. Consulting and subcontract expenses decreased to $210,313 in 2008 from $541,483 in 2007. This decrease was due to the inclusion of stock-based compensation of $109,228 recognized from the granting of stock options in 2007. Travel decreased from $445,132 in 2007 to $262,766 in 2008 due to decreased operations. Office, rent and telephone totaled $35,406 compared to $110,824 in 2007.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our authorized capital consists of 200,000,000 common shares without par value. At February 28, 2010 we had 92,650,825 issued and outstanding common shares (February 28, 2009 - 87,650,825, February 29, 2008 – 83,095,825), and at the date of this annual report we had 92,650,825 issued and outstanding common shares. The directors of the Company adopted the Linux Gold Corp. Stock Option Plan (the “Plan”), and received shareholder approval of same March 15, 2000. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time.

The audited consolidated financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in Note 1 to the consolidated financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. Management plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We received funding in 2010 from our affiliated companies (common officers and directors). The total amount owing to related parties is $313,490 or 67.54% of total current liabilities as at February 28, 2010. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand.

We anticipate that our estimated cash requirements for the fiscal year ending February 28, 2011 will be approximately $500,000 for operational expenses. We do not foresee any material changes to our corporate operations. Expenditures for future exploration during fiscal 2010 work cannot be specifically confirmed as of the date of this 20-F, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on the Granite Mountain property

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Fiscal Year Ended February 28, 2010 compared to Fiscal year Ended February 28, 2009

During 2010 we financed our operations primarily by the issue of 5,000,000 common shares of the Company for cash proceeds of $207,512, as well as advances from related parties of $102,350. During 2010, we spent $296,256 of these funds on operating activities as discussed above under Results of Operations for the Year Ended February 28, 2010 as compared to $632,663 in the year ended February 28, 2009.

Our cash position decreased by $13,712 to $182 and we had a working capital deficit as at February 28, 2010 of $264,821.

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

Our aggregate research and development expenditures over the past three years ended February 28, 2010, February 28, 2009 and February 29, 2008 amounted to $nil, $nil and $nil respectively. We do not hold any patents, trademarks or copyrights.

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

Since the second half of 2008, there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macroeconomic events have negatively affected the mining and minerals sectors in general. Although these circumstances will likely improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plan going forward was affected. As a result, the Company was unable to complete its anticipated plans during fiscal 2010. The Company will consider its plans and options carefully in fiscal 2010.

In 2010 we spent $50,975 in staking, exploration and development costs during the year ended February 28, 2010 ($61,885 - 2009). We had anticipated that we would spend approximately $300,000 during fiscal 2010 on field sampling, mapping and geological consulting. However, due to the difficulty raising funds in the equity market we decided to postpone the exploration until it becomes cost effective again after the market recovery.

The major factors that caused significant reduction in net loss from 2009 to 2010 were:

  Instead of foreign exchange loss of $29,459 in 2009, we had a foreign exchange gain of $26,010 in 2010. We had a gain in 2010 because the Company has net liabilities denominated in US dollar which depreciated against Canadian dollar from 2009.

  In 2010 we reduced the operations due to the world market condition resulting in significantly reduced office expenses and legal fees, and further streamlined our financial reporting system resulting in significantly lowered accounting and audit fees.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	$-	$-	$-	$-	$-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations (1)	8,947	8,947	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	$8,947	$8,947	$-	-	-
(1) On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. As at February 28, 2010 the Company is committed to eight months’ rent charge of $26,840 of which $17,893 will be reimbursed by the two related parties.

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

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

As of February 28, 2010, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The term of office of each of the present directors expires at each annual meeting of shareholders. The following table provides certain information about the members of our Board of Directors as of February 28, 2010, and also as at the date of this annual report.

Name and Province or State and Country of Residence(1)	Position with Registrant	Term of Office	Office Held Since
John G. Robertson British Columbia, Canada	President, CEO and Chairman of the Board and Director, and Director Subsidiary	Annual Shareholders Meeting in 2010	3/05/79
Jennifer Lorette(2) British Columbia, Canada	Director	Annual Shareholders Meeting in 2010	6/01/94
Susanne Robertson(2) British Columbia, Canada	Director	Annual Shareholders Meeting in 2010	8/28/02
Monique van Oord(2) British Columbia, Canada	Chief Financial Officer and Corporate Secretary	Annual Shareholders Meeting in 2010	8/16/04

(1)	The information as to province, state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	Denotes member of Audit Committee.

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

Jennifer Lorette - Ms. Lorette has held several positions with the Company since June 1994. Also, since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been a director for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange and traded on the OTC BB. Ms. Lorette has been a director of Teryl Resources Corp. since 2001, a British Columbia corporation listed on the TSX Venture Exchange and trading on the OTC BB engaged in exploration and development of mineral properties. Ms. Lorette is a citizen and resident of Canada.

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

Monique van Oord –Ms. van Oord is Chief Financial Officer (since August 2004), and a Director (since February 2004) of the Company. Ms van Oord was a Director and Chief Financial Officer of Teryl Resources Corp., from January 2003 until January 2010. Ms. van Oord has also acted as an Administrator for several public and private companies from 2002 to date. Ms. van Oord is a citizen and resident of Canada.

The Senior Management serves at the pleasure of the Board of Directors. Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Other than Ms. van Oord who is only a director of the Company, all of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its activities. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. See “Item 3. Key Information - Risk Factors.”

Cease Trade Orders

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

On January 27, 2010, the BCSC issued a Cease Trade Order for Linux Gold Corp. citing a failure to file an annual information form. The Company file the requisite annual information form and the Cease Trade Order was revoked by the BCSC on January 29, 2010.

Mr. Robertson is currently a director and officer of IAS Energy, Inc. (“IAS”), and Ms. Lorette was a director of IAS until July 2009. On September 4, 2009, the BCSC issued a Cease Trade Order for IAS citing a failure to file interim financial statements and related documents. On September 16, 2009 the Cease Trade Order was revoked by the BCSC.

On October 2, 2009, the BCSC issued a Cease Trade Order for IAS citing a failure to file interim financial statements and related documents. On November 30, 2009 the Cease Trade Order was revoked by the BCSC.

On January 6, 2010, the BCSC issued a Cease Trade Order for IAS citing a failure to file interim financial statements and related documents. On January 18, 2010 the Cease Trade Order was revoked by the BCSC.

Mr. Robertson is a director and officer, and Ms. Lorette is a director of Reg Technologies Inc. (“Reg Technologies”).

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing a failure to file its annual audited financial statements and its annual management and discussion. Reg Technologies filed the required documents on SEDAR on September 11, 2009, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 15, 2009. Additionally, Reg Technologies received notification from the TSX Venture Exchange that it had suspended trading in Reg Technologies’ shares as a result of the cease trade order. Reinstatement to trading can occur only when the cease trade order is revoked and the Exchange has concluded its reinstatement review to ensure Reg Technologies had satisfactorily complied with the Exchange requirements. The TSX Venture Exchange reinstated Reg Technologies’ shares for trading on September 21, 2009.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing a failure to file its annual audited financial statements and its annual management and discussion. Reg Technologies filed the required documents on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 24, 2008. Additionally, Reg Technologies received notification from the TSX Venture Exchange that it had suspended trading in Reg Technologies’ shares as a result of the cease trade order. Reinstatement to trading can occur only when the cease trade order is revoked and the Exchange has concluded its reinstatement review to ensure Reg Technologies had satisfactorily complied with the Exchange requirements. The TSX Venture Exchange reinstated Reg Technologies’ shares for trading on October 7, 2008.

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding ten years, a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions for a period of more than 30 consecutive days, or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company is or has, within the past ten years:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of the Company is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended February 28, 2010, which has been prepared by the Company in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

Summary Compensation Table

Named Executive Officers (“NEOs”) mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company, or persons acting in a similar capacity or function, regardless of the amount of compensation of those individuals and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended February 28, 2010, the Company had two Named Executive Officers: Mr. John Robertson, President and CEO, and Ms. Monique van Oord, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended February 28, 2010, 2009 and 2008 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended February 28	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)(8)	Annual incentive plans ($)	Long- term incentive plans	Pension value ($)	All other Compensation ($) (6)(7)	Total compensation ($)
John Robertson President and CEO (1)(2)(3)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil 77,923	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	30,000 30,000 107,923

Monique van Oord CFO(4)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	273 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	273 Nil Nil

(1)	Mr. Robertson is also a director and receives compensation in that capacity. See “Director Compensation – Narrative Discussion”.
(2)	Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company. See “Management Contracts”.
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
(5)

Ms. van Oord’s option-based awards granted during 2010 consisted of 50,000 stock options which were previously granted on April 22, 2004. These options were due to expire on April 22, 2009and were extended until April 22, 2014 at an exercise price of CDN$0.10 and fair value of CDN$0.022 per share.25% of the options vested in 2010.

(6)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(7)	Additionally, a directors’ fee of $12,000 is payable, but has been accrued. See “Director Compensation”.
(8)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan. Other than John Robertson, as described below in the Narrative Description – Directors reported in the Directors’ Compensation table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended February 28, 2010 for services in their capacity as directors.

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

The options are always granted at or above market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

The following table sets forth information concerning stock options granted to the Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Monique van Oord	50,000	50%	$0.10	$0.10	Apr.22, 2014

(1)	All options are for the Company’s Common Shares.
(2)	Percentage of all options granted in the year.
(3)

The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

During the year ended February 28, 2010, Mr. Robertson received no option-based awards. Ms. van Oord’s option-based awards granted during 2010 consisted of 50,000 stock options which were previously granted on April 22, 2004. These options were due to expire on April 22, 2009and were extended until April 22, 2014 at an exercise price of US$0.10 and fair value of CDN$0.022 per share.

The following table sets out the option-based awards that are currently outstanding as at the end of the most recently completed financial year.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercise d options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	1,000,000	0.10	February 21, 2013	N/A	N/A	N/A
Monique van Oord	50,000	0.10	April 22, 2014	N/A	N/A	N/A

Incentive Plan Awards – value vested or earned during the year

Ms. van Oord received option-based awards during 2010 which consisted of 50,000 stock options which were previously granted on April 22, 2004. These options were due to expire on April 22, 2009and were extended until April 22, 2014 at an exercise price of US$0.10 and fair value of CDN$0.022 per share.

No incentive stock options vested during the year ended February 28, 2010 which were held by the NEOs.

During the year ended February 28, 2010, neither of the two NEOs exercised or sold options. There were 1,050,000 unexercised options at the financial year end held by the NEOs, none of which were in-the-money.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan and therefore no benefits were received.

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

Director Compensation

The Company does not have a share-based award plan for the directors other than the stock option plan referred to in the Share Ownership section below, details of which are provided below under Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than John Robertson, as described below in the Narrative Description and reported in the table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended February 28, 2010 for services in their capacity as directors, other than the grant of stock options.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended February 28/29	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)(8)	Annual incentive plans ($)	Long- term incentive plans	Pension value ($)	All other Compen-sation ($)	Total compensation ($)
John G. Robertson, CEO(1)(2)(3)	2010 2009 2008	12,000 11,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,000 11,000 12,000
Monique van Oord, CFO(4)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	276 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	276 Nil Nil
Jennifer Lorette (5)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil 11,688	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 11,688
Susanne Robertson (6)(7)	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil 23,377	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 23,377

(1)	Mr. Robertson is also an NEO and indirectly receives or accrues compensation in that capacity. See “Executive Compensation – Narrative Discussion”.
(2)

Mr. Robertson received director’s fees from the Company. As of February28, 2010 and the date of this report $15,000 of the fees is payable to Mr. Robertson See “Narrative Discussion” below. Additionally, Mr. Robertson is President and a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company. See “Executive Compensation – Narrative Discussion”, and “Management Contracts”.

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

Narrative Description

Directors of the Company who are not also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Other than a directors’ fee of $12,000 paid to the President and CEO of the Company in 2010 (2009-$11,000; 2008-$12,000), there was no other cash compensation paid to directors by the Company for services rendered in their capacities as directors for the year ended February 28, 2010.

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

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended February 28, 2010 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under Director Compensation, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors except for its stock option plan.

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

Directors generally receive a grant of stock options upon their appointment.

The following table shows the options held by the directors (and officers) at the financial year ended February 28, 2010:

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John G. Robertson	1,000,000	$0.10	Feb. 21, 2013	Nil	Nil	Nil
Jennifer Lorette	150,000	$0.10	Feb. 21, 2013	Nil	Nil	Nil
Monique van Oord	50,000	$0.10	Apr. 22, 2014	Nil	Nil	Nil
Susanne Robertson	300,000	$0.10	Feb. 21, 2013	Nil	Nil	Nil

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended February 28, 2010 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended February 28, 2010 by the directors who are not the Named Executive Officer, and the financial year end value of vested and unexercised options was $22,679. There were 450,000 unexercised options at the financial year end held by two directors who are not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards

No incentive stock options, which were held by the non-executive directors, vested during the 2010 year.

Option Grants

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2) (%)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	Nil	Nil%	$nil	$nil	n/a

(1)	All options are for the Company’s Common Shares.
(2)	Percentage of all options granted in the year.
(3)

The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

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

Audit Committee

The Company’s Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders’ meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the Audit Committee are Jennifer Lorette, Susanne Robertson and Monique van Oord. Ms. Lorette and Mrs. Robertson are independent directors who are not officers or employees of the Company or its affiliates; Ms. van Oord is the Company’s Chief Financial Officer.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

D.	EMPLOYEES

We employed no employees during any of the years ended February 28, 2010, February 28, 2009 and February 28, 2008. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with the Company.

We have no employees; as such, no directors of officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 25, 2010:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	2,427,638 (2)	2.62%
Jennifer Lorette	238,100 (3)	*
Monique van Oord	225,000 (4)	*
Susanne Robertson	6,513,772 (5)	7.03%

(1)	as at June 25, 2010, there were 92,650,825 issued and outstanding common shares.
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

(3)	Includes 88,100 common shares and 150,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.

(4)	Includes 110,000 common shares directly owned, 50,000 options that are currently exercisable, and 65,000 warrants. Ms. van Oord’s address is the same as the Company’s.
(5)

includes 797,000 common shares directly owned, 5,416,772 shares registered in the name of SMR Investments Ltd., and 300,000 options that are currently exercisable. Ms. Robertson's address is the same as the Company’s.

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

As at June 25, 2010, there were 92,650,825 issued and outstanding common shares. At such date, we are aware of one shareholder who owns or directs 5% or greater of the voting shares of the Company. Susanne Robertson, our director, owns or directs 6,213,772 of our issued and outstanding common shares. Of these, 5,416,772 shares are registered in the name of SMR Investments Ltd., a corporate controlled by Mrs. Robertson. Mrs. Robertson does not have any voting rights different from all other common shareholders.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of the Company.

B.	RELATED PARTY TRANSACTIONS.

We are a party to a management services agreement with SMR Investment Ltd. (“SMR”) under which SMR incurred management fees of $30,000 in each of fiscal years 2010, 2009, and 2008. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson, the Company’s president, who is also a Director of SMR.

We paid or accrued director's fees of $12,000 to John G. Robertson, our President, during the fiscal year ended February 28, 2010 (2009 - $11,000; 2008 - $12,000).

We had related party advances outstanding of $313,490 at the February 2010 year-end, compared to $211,140 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended February 28, 2010, 2009 and 2008.	F-1 - F-26

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows:

Year	High	Low	Close
2010	$0.10	$0.05	$0.07
2009	$0.24	$0.04	$0.06
2008	$0.32	$0.14	$0.24
2007	$0.54	$0.21	$0.27
2006	$0.50	$0.11	$0.35

The following table shows the quarterly high, low and closing prices of our stock traded on the OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2010 Q4 2/28/10	$0.08	$0.06	$0.07	2,670,200
Q3 11/30/09	$0.10	$0.06	$0.07	10,892,500
Q2 8/31/09	$0.08	$0.05	$0.06	4,349,700
Q1 5/31/09	$0.06	$0.05	$0.05	3,099,000
2009 Q4 2/28/09	$0.08	$0.04	$0.06	3,765,300
Q3 11/30/08	$0.11	$0.04	$0.06	4,128,500
Q2 8/31/08	$0.15	$0.08	$0.11	4,184,100
Q1 5/31/08	$.29	$0.13	$0.14	5,627,400

all prices in US$

(Information provided by the Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

Month	High*	Low*
2010, May	$0.06	$0.05
2010, April	$0.06	$0.05
2010, March	$0.07	$0.05
2010, February	$0.07	$0.06
2010, January	$0.08	$0.07
2009, December	$0.07	$0.06

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

During the past two years ended February 28, 2010 and February 28, 2009, we entered into the following material contracts.

Fish Creek Joint Venture Agreement

On March 5, 2002, we optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company with common directors and officers). Under the terms of the agreement, Teryl issued 200,000 common shares to Linux at a fair value of $80,000 and must expend $500,000 over three years. Linux retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. Linux entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, Linux entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009 and a further amendment amending the original agreement until March 5, 2010 and extended until March 5, 2011, in which all other terms of the original agreement remain the same. The claims are legally maintained by recording an affidavit of annual labour for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total).

Trout Claims “Option/Lease/Mining” Agreement

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtains the option to execute the five year lease by August 1, 2010. The terms of the lease option are as follows:

  Initial non-refundable payment of US$1,500 at signing of the lease agreement;

  Annual work commitment of US$10,000;

  Consideration to the Owner on August 1 of each of the five years:

  2011: Cash payment of US$5,000

  2012: Cash payment of US$10,000

  2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

  2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

  2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims Exploration Rights Agreement

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (not paid) to the Owner the Company obtains the option to execute the five year lease by August 1, 2010. The terms of the lease option are as follows:

  Initial non-refundable payment of US$1,500 at signing of the lease agreement;

  Annual work commitment of US$10,000;

  Consideration to the Owner on August 1 of each of the five years:

  2011: Cash payment of US$5,000

  2012: Cash payment of US$10,000

  2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

  2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

  2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

Corporate

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. As at February 28, 2010 the Company is committed to eight months’ rent charge of $26,840 of which $17,893 will be reimbursed by the two related parties.

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

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of February 28, 2010, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including Mr. John Robertson, the Company’s Chief Executive Officer, and Ms. Monique van Oord the Company’s Chief Financial Officer.

As of February 28, 2010, management conducted an evaluation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of February 28, 2010.

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

The Company’s Chief Executive Officer, Mr. John Robertson, and the Company’s Chief Financial Officer, Ms. Monique van Oord, assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of February 28, 2010.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at February 28, 2010 due to inadequate segregation of duties and effective risk assessment.

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

Attestation Report on Internal Control Over Financial Reporting

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

Changes in Internal Control Over Financial Reporting

During the fiscal year ended February 28, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the U.S. Securities and Exchange Commission.

We have been unable to retain the services of a person who qualifies as an “audit committee financial expert”. Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have many years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics which sets forth legal and ethical standards of conduct for employees, officers, directors and consultants that render material activities on behalf of the Company and its subsidiaries, including the Company's principal executive officer and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). This Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations. This Code applies to the Company and all of its subsidiaries and other business entities controlled by it worldwide.

Additionally, Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2010 Fiscal Year	2009 Fiscal Year

(a) Audit Fees	15,000	$18,099
(b) Audit-Related Fees	$nil	$nil
(c) Tax Fees	$nil	$nil
(d) All Other Fees	$nil	$nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. Currently the members are Jennifer Lorette, Monique van Oord and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed James Stafford, Inc., Chartered Accountants, as our principal accountant to audit our consolidated financial statements for the fiscal year ended February 28, 2009. On July 8, 2009, James Stafford, Inc., Chartered Accountants, resigned as the Company’s principal accountants. On August 6, 2009 the Board of Directors appointed Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants. On May 10, 2010 the Board of Directors appointed ACAL Group Chartered Accountants.

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

Audit Fees
The aggregate fees estimated by ACAL Group Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal year ended February 28, 2010 was $15,000. The aggregate fees billed by James Stafford, Inc., Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal year ended February 28, 2009 was $18,099. For Audit Fees incurred during fiscal 2010 and 2009, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2010 and 2009 was 100%.

Audit Related Fees
The aggregate fees billed for assurance and related services, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal year ended February 28, 2010 by ACAL Group Chartered Accountants; and by James Stafford, Inc., Chartered Accountants for the fiscal year ended February 28, 2009, which are not reported under the heading "Audit Fees" above, were $Nil and $Nil, respectively. Had there been any Audit Related Fees incurred during fiscal 2010 and 2009, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

All Other Fees
The aggregate fees billed for products and services other than the services set out above, as applicable, for the fiscal year ended February 28, 2010 by ACAL Group Chartered Accountants was $Nil; and by James Stafford, Inc., Chartered Accountants for the fiscal year ended February 28, 2009, were $Nil. Had there been any Other Fees incurred during fiscal 2010 and 2009, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective July 8, 2009, James Stafford, Inc., Chartered Accountants (“Stafford”), the Company’s then independent accountant previously engaged as the principal accountant to audit the Company’s financial statements, resigned as the Company’s auditor. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of Dale, Matheson, Carr-Hilton Labonte LLP Chartered Accountants (“DMCL”) as auditors of the Company for the financial year ending February 28, 2010, effective August 6, 2009.

The shareholders of the Company ratified the appointment of DMCL at the annual and special meeting of the shareholders of the Company on January 4, 2010.

Effective May 10, 2010, at the request of the Company, DMCL, the Company’s then independent accountant previously engaged as the principal accountant to audit the Company’s financial statements, was asked by the Company to, and did, resign as the Company’s auditor. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of ACAL Group Chartered Accountants (“ACAL”) as auditors of the Company for the financial year ending February 28, 2010, effective May 10, 2010. The Company's decision to change accountants was made on the recommendation of the Audit Committee.

The shareholders of the Company will be asked to ratify the appointment of ACAL at the annual meeting of the shareholders of the Company scheduled to be held on August 11, 2010, or amended date or adjournment thereof.

No audit report was prepared by DMCL during its appointment.

DMCL was the auditor of the Company since August 6, 2009 and from such date until its termination, there were no disagreements with DMCL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of DMCL, would have caused it to make reference to the subject matter of the disagreement in its audit report and there have been no reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended February 28, 2009 and 2008, prior to the engagement of Stafford, the Company did not consult with DMCL with regard to (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; and further, DMCL have not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The decision to engage DMCL as the Company’s new principal auditor was recommended and approved by the Company's Board of Directors as of August 6, 2009.

DMCLfurnished a letter addressed to the Securities and Exchange Commission stating it agreed with the information contained above, which letter is filed as Exhibit 15.3 to this Form 20-F.

During the two fiscal years ended February 28, 2010 and 2009, prior to the engagement of ACAL, the Company did not consult with ACAL with regard to (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; and further, ACAL have not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The decision to engage ACAL as the Company’s new principal auditor was recommended and approved by the Company's Board of Directors as of May 10, 2010.

ACAL furnished a letter addressed to the Securities and Exchange Commission stating it agreed with the information contained above, which letter is filed as Exhibit 15.4 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Page
Audited Financial Statements for the Years Ended February 28, 2010, 2009 and 2008	F-1 – F-26

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements, together with the reports of ACAL Group, Chartered Accountants, and James Stafford, Inc. Chartered Accountants on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

Report of Registered Public Accounting Firm dated June 22, 2010 of ACAL Group, Chartered Accountants
Report of Registered Public Accounting Firm dated June 15, 2009 of James Stafford, Inc., Chartered Accountants
Consolidated Balance Sheets as at February 28, 2010 and February 28, 2009
Consolidated Statements of Operations and Comprehensive Loss as at February 28, 2010, February 28, 2009 and February 29, 2008
Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 28, 2010
Consolidated Statements of Cash Flows as at February 28, 2010, February 28, 2009 and February 29, 2008
Notes to the Consolidated Financial Statements as at February 28, 2010, February 28, 2009 and February 29, 2008

Linux Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
28 February 2010

1066 WEST HASTINGS STREET VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	the Board of Directors and Stockholders of Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheet of Linux Gold Corp. (the “Company”) (An Exploration Stage Company) as of February 28, 2010, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended February 28, 2010 and the period from inception of exploration stage on March 1, 2003 through February 28, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the year ended February 28, 2009 and the period from inception of exploration stage on March 1, 2003 through February 28, 2009 were reported upon by other auditors whose report, dated June 15, 2009, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements of the Company for the period from inception of exploration stage on March 1, 2003 through February 28, 2009 reflect a net loss of $7,929,887 of the accumulated deficit as of February 28, 2010. The other auditors’ report have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2010, and the results of its operations and its cash flows for the year ended February 28, 2010 and the period from inception of exploration stage on March 1, 2003 through February 28, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia
June 28, 2010

JAMES STAFFORD

James Stafford, Inc.
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754

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

15 June 2009

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at	As at
	28 February	28 February
	2010	2009
	$	$
Assets

Current
Cash and cash equivalents	182	13,894
Goods and services tax receivable	3,922	7,938
Marketable securities (Note 3)	191,330	78,000
Prepaid expenses and deposits	3,863	4,012

	199,297	103,844

Property and equipment (Note 4)	6,947	9,098

	206,244	112,942

Liabilities

Current
Accounts payable (Note 6)	131,628	156,330
Accrued liabilities	19,000	32,457
Due to related parties (Note 7)	313,490	211,140

	464,118	399,927

Stockholders’ deficit
Capital stock (Note 9)
Authorized
200,000,000 common shares without par value
Issued and outstanding
28 February 2010 – 92,650,825 common shares
28 February 2009 – 87,650,825 common shares	15,259,388	15,051,086
Donated capital	423,030	383,961
Accumulated other comprehensive loss	(76,687)	(268,000)
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(8,339,460)	(7,929,887)

	(257,874)	(286,985)

	206,244	112,942

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 13)

On behalf of the Board:

“John Robertson”	Director	“Jennifer Lorette”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003	For the year ended	For the year ended	For the year ended
	to 28 February	28 February	28 February	29 February
	2010	2010	2009	2008
	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	-	173,175
Amortization of property and equipment	29,047	2,151	2,867	4,852
Bad debt expense	84,952	-	-	84,952
Consulting and subcontracts	1,555,082	137,281	124,751	210,313
Filing and regulatory fees	158,814	18,841	22,034	24,319
Foreign exchange loss (gain)	(35,532)	(26,010)	29,459	(7,130)
Imputed interest (Note 7)	217,530	39,069	26,143	8,966
Interest expense	2,302,583	-	-	1,041,913
Management fees (Note 8)	214,750	30,000	30,000	30,000
Mineral property exploration and development costs (Note 5)	1,866,062	50,975	61,885	170,663
Office, rent and telephone	696,842	39,167	57,228	35,406
Professional fees	414,487	37,323	79,189	94,132
Travel and promotion	957,526	77,825	104,249	262,766

Net loss before other items	(8,667,385)	(406,622)	(537,805)	(2,134,327)

Other items
Realized gain on sale of marketable security	57,452	57,452	-	-
Realized loss on reallocation from
Accumulated Other Comprehensive Loss	(60,403)	(60,403)	-	-
Mineral property acquisition costs written off	(126,417)	-	-	(126,417)
Accounts payable written off	46,281	-	-	-
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	-	1,604	453

Net loss for the period	(8,339,460)	(409,573)	(536,201)	(2,260,291)

Basic and diluted net loss per share		(0.01)	(0.01)	(0.03)

Weighted average number of common shares used in per share calculations		89,464,012	86,536,209	78,776,000

Comprehensive loss
Net loss for the period	(8,339,460)	(409,573)	(536,201)	(2,260,291)
Loss realized on investments disposal transferred to earning	60,403	60,403	-	-
Unrealized holding gain (loss) on available-for-sale investments	(137,090)	130,910	(208,000)	78,000

Comprehensive loss	(8,416,147)	(218,260)	(744,201)	(2,182,291)

Comprehensive loss per share		(0.00)	(0.01)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003	For the year ended	For the year ended	For the year ended
	to 28 February	28 February	28 February	29 February
	2010	2010	2009	2008
	$	$	$	$
Cash flows used in operating activities
Net loss for the period	(8,339,460)	(409,573)	(536,201)	(2,260,291)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	-	173,175
Amortization of property and equipment	29,047	2,151	2,867	4,852
Receipt of marketable securities for property	(16,000)	-	-	-
Accretion of discount on convertible debt	2,291,794	-	-	1,093,413
Bad debt expense	84,952	-	-	84,952
Imputed interest	217,530	39,069	26,143	8,966
Accounts payable written off	(46,281)	-	-	-
Mineral property acquisition costs written off	126,417	-	-	126,417
Stock-based compensation	269,340	790	-	75,042
Shares issued for services	120,000	-	-	-
Shares issued for settlement of rent obligation	19,200	-	-	-
Net loss on sale of marketable securities	2,951	2,951	-	-
Income from discontinued operations	(369,213)	-	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	40,983	4,016	(3,647)	(32,205)
Prepaid expenses and deposits	(3,372)	149	14,419	11,422
Accounts payable and accrued liabilities	(128,251)	(38,159)	(120,587)	107,757
Due to related parties	255,910	102,350	(15,657)	(244,165)

	(5,239,211)	(296,256)	(632,663)	(850,665)

Cash flows used in investing activities
Mineral interest acquisition costs	(66,417)	-	-	-
Disposal (purchase) of marketable securities	(174,968)	75,032	-	-
Purchase of property and equipment	(35,994)	-	-	(330)

	(277,379)	75,032	-	(330)
Cash flows from financing activities
Advances from related parties	16,238	-	-	-
Debt issue costs	(205,242)	-	-	-
Proceeds from convertible debt	2,226,251	-	-	-
Repayment of debt	(153,400)	-	-	-
Proceeds from issuance of common shares	3,654,161	207,512	713,842	696,305
Share subscriptions received	52,277	-	(40,062)	40,062
Share issue costs	(84,647)	-	(35,459)	(4,003)

	5,505,638	207,512	638,321	732,364

Increase (decrease) in cash and cash equivalents	(10,952)	(13,712)	5,658	(118,631)

Cash and cash equivalents, beginning of period	11,134	13,894	8,236	126,867

Cash and cash equivalents, end of period	182	182	13,894	8,236

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Expressed in Canadian Dollars)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulated from prior operations	Deficit accumulated during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficit)
		$	$	$	$	$	$	$

Balance from prior operations at 1 March 2003	57,458,413	6,804,412	-	205,500	(7,524,145)	-	-	(514,233)
Common stock issued for mineral property	175,000	17,500	-	-	-	-	-	17,500
Common stock issued for services	1,000,000	100,000	-	-	-	-	-	100,000
Common stock issued for settlement of rent obligation	200,000	19,200	-	-	-	-	-	19,200
Options exercised	150,000	19,812	-	-	-	-	-	19,812
Warrants exercised	1,300,000	280,922	-	-	-	-	-	280,922
Imputed interest	-	-	-	22,960	-	-	-	22,960
Marketable securities adjustment	-	-	-	-	-	-	44,000	44,000
Net loss for the year	-	-	-	-	-	(3,738)	-	(3,738)

Balance at 29 February 2004	60,283,413	7,241,846	-	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral property	125,000	45,384	-	-	-	-	-	45,384
Common stock issued for cash	4,205,610	860,089	-	-	-	-	-	860,089
Options exercised	87,500	10,606	-	-	-	-	-	10,606
Warrants exercised	250,000	37,500	-	-	-	-	-	37,500
Imputed interest	-	-	-	35,013	-	-	-	35,013
Stock-based compensation	-	82,000	-	-	-	-	-	82,000
Marketable securities adjustment	-	-	-	-	-	-	(54,000)	(54,000)
Net loss for the year	-	-	-	-	-	(748,369)	-	(748,369)

Balance at 29 February 2005	64,951,523	8,277,425	-	263,473	(7,524,145)	(752,107)	(10,000)	254,646
Common stock issued for mineral property	50,000	20,500	-	-	-	-	-	20,500
Common stock issued for cash	3,100,000	715,127	-	-	-	-	-	715,127
Options exercised	93,750	10,838	-	-	-	-	-	10,838
Warrants exercised	92,500	21,825	-	-	-	-	-	21,825
Share issue costs	-	(42,571)	-	-	-	-	-	(42,571)
Imputed interest	-	-	-	31,722	-	-	-	31,722
Stock-based compensation	-	2,280	-	-	-	-	-	2,280
Marketable securities adjustment	-	-	-	-	-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	(810,105)	-	(810,105)

Balance at 28 February 2006	68,287,773	9,005,424	-	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Subscriptions received	-	-	52,277	-	-	-	-	52,277
Common stock issued for debt	2,586,076	644,749	-	-	-	-	-	644,749
Options exercised	323,750	75,670	-	-	-	-	-	75,670
Warrants exercised	52,500	15,329	(14,600)	-	-	-	-	729
Share issue costs	-	(2,613)	-	-	-	-	-	(2,613)
Imputed interest	-	-	-	53,657	-	-	-	53,657
Intrinsic value of beneficial conversion feature of convertible debentures	-	963,670	-	-	-	-	-	963,670
Fair value of warrants issued with convertible debentures	-	1,262,580	-	-	-	-	-	1,262,580
Stock-based compensation	-	109,228	-	-	-	-	-	109,228
Marketable securities adjustment	-	-	-	-	-	-	(130,000)	(130,000)
Net loss for the year	-	-	-	-	-	(3,571,183)	-	(3,571,183)

Balance at 28 February 2007	71,250,099	12,074,037	37,677	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)
Subscriptions received	-	-	40,062	-	-	-	-	40,062
Common stock issued for debt redemption	8,378,226	1,493,911	-	-	-	-	-	1,493,911
Common stock issued for cash	2,825,000	615,195	(52,277)	-	-	-	-	562,918
Options exercised	212,500	24,020	-	-	-	-	-	24,020
Warrants exercised	430,000	94,501	14,600	-	-	-	-	109,101
Share issue costs	-	(4,003)	-	-	-	-	-	(4,003)
Imputed interest	-	-	-	8,966	-	-	-	8,966
Stock-based compensation	-	75,042	-	-	-	-	-	75,042
Marketable securities adjustment	-	-	-	-	-	-	78,000	78,000
Net loss for the year	-	-	-	-	-	(2,260,291)	-	(2,260,291)

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit), continued
(Expressed in Canadian Dollars)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulated from prior operations	Deficit accumulated during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficit)
		$	$	$	$	$	$	$

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares	-	205,975	-	-	-	-	-	205,975
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)
Common stock issued for cash	5,000,000	85,277	-	-	-	-	-	85,277
Fair value of warrants issued with common shares	-	122,235	-	-	-	-	-	122,235
Imputed interest	-	-	-	39,069	-	-	-	39,069
Stock-based compensation	-	790	-	-	-	-	-	790
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	60,403	60,403
Marketable securities adjustment	-	-	-	-	-	-	130,910	130,910
Net loss for the period	-	-	-	-	-	(409,573)	-	(409,573)

Balance at 28 February 2010	92,650,825	15,259,388	-	423,030	(7,524,145)	(8,339,460)	(76,687)	(257,874)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

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

The Company’s consolidated financial statements as at 28 February 2010 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a loss of $409,573 for the year ended 28 February 2010 (28 February 2009 – $536,201) and has a working capital deficit of $264,821 at 28 February 2010 (28 February 2009 – $296,083).

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

At 28 February 2010, the Company has suffered losses from exploration stage activities to date. Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Significant Accounting Policies

Basis of accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are presented in Canadian dollars. The accompanying financial statements have been prepared in accordance with the FASB ASC 915 "Development-Stage Entities". A development-stage enterprise is one in which planned principle operations have not commenced or if its operations have commenced, there has been no significant revenue there from. Development-stage companies report cumulative loss from the inception of its development stage activities.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

2.	Significant Accounting Policies (continued)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a United States corporation. All significant inter-company balances and transactions have been eliminated.

Foreign currency translation

The Company’s functional and reporting currency is the Canadian dollar. The consolidated financial statements of the Company are translated to Canadian dollars in accordance with FASB ASC 830 “Foreign Currency Matters”. Foreign currency transactions are primarily undertaken in U.S. dollars. Monetary assets and liabilities denominated in U.S. dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of rates for amortization, the impairment of marketable securities, fair value of imputed interest and the assumptions used in computing the fair value of stock-based compensation and warrants. Actual results could differ from those estimates.

Basic and diluted net loss per share

The Company computes net loss per share in accordance with FASB ASC 260, “Earnings per Share”, which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

2.	Significant Accounting Policies (continued)

Stock-based compensation

The Company records stock-based compensation in accordance with FASB ASC 718 “Compensation –Stock Compensation” which establishes accounting for stock-based payment transactions for employee services and goods and services received from non-employees.

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. In calculating compensation to be recognized for employees, it is required to estimate forfeitures while, in general, estimated forfeitures for non-employees equal to the entire term of options.

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

Mineral property acquisition costs are capitalized when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met. In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at the estimated fair value at the time the shares are due in accordance with the terms of the property agreements.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

2.	Significant Accounting Policies (continued)

Mineral exploration expenditures (continued)

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

Asset retirement obligation

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated, and accretion expense is recognized over time as the discounted fair value is accreted to the expected settlement value. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

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

Long-lived assets

Long-lived assets, including property and equipment and the carrying value of intangible assets are reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

2.	Significant Accounting Policies (continued)

Property and equipment

Property and equipment consists of office furniture and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum and the vehicle is amortized on a declining-balance basis at 30% per annum.

Financial instruments

Fair Value
The carrying values of the Company’s financial instruments, consisting of cash and cash equivalents, marketable securities, amounts due to related parties and accounts payable approximate their fair values because of the short-term maturity of these financial instruments.

Interest Rate Risk
The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

Credit Risk
The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions.

Currency Risk
The Company’s functional and reporting currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in U.S. dollars. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Fair value measurement

The Company adopted FASB ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

All of the Company’s financial instruments measured at fair value are applied using Level 1 inputs.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

2.	Significant Accounting Policies (continued)

Income taxes

The Financial Accounting Standards Board (FASB) has issued FASB ASC 740-10. FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with prior literature FASB Statement No. 109, Accounting for Income Taxes. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely than not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive loss

FASB ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 28 February 2010 and 2009, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

Recent accounting pronouncements

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”. Under FASB ASC 105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

2.	Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, Statement of Financial Accounting Standards No. 141 (revised 2007) (ASC Topic 805), Business Combinations, and Statement of Financial Accounting Standards No. 160 (ASC Topic 810), Non-controlling Interests in Consolidated Financial Statements. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the assets or liability have significantly decreased. This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

In May 2009, the FASB announced the issuance of FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, Subsequent Events. FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports. Rather, FASB ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. The Company has already adopted this policy and its full disclosure is included in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

3.	Marketable Securities

	28 February 2010		28 February 2009
	Cost	Fair value	Cost	Fair value
	$	$	$	$

1,007,000 (28 February 2009 – 1,300,000) common shares of Teryl Resources Corp.	268,017	191,330	346,000	78,000

During the year period ended 28 February 2010 a total of 293,000 (2009 – nil) shares of Teryl Resources Corp. were sold at prices ranging from $0.14 to $0.34 for total proceeds of $75,032 (2009 -$nil) with average cost of $77,983 and average carrying value of $17,580.

4.	Property and Equipment

			Net book value
	Cost	Accumulated Amortization	28 February 2010	28 February 2009
	$	$	$	$

Office furniture	11,194	6,567	4,627	5,783
Vehicle	15,531	13,211	2,320	3,315

	26,725	19,778	6,947	9,098

During the year ended February 28, 2010, total additions to property, plant and equipment were $nil (2009 - $nil).

5.	Mineral Properties

Alaska Mineral Properties
Granite Mountain Property and Dime Creek Property

The Company has a total of 33 mining claims in Granite Mountain and 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

Livengood Property

The Company has a total of 13 mining claims located in the Livengood-Tolovana Mining District, Alaska, USA, known as the Livengood Claims.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

5.	Mineral Properties

Fish Creek Property

The Company has a 50% joint lease interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned a 50% interest in the lease to Teryl Resources Corp. (“Teryl”), a related company (Note 8). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.

The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further agreement with Teryl to extend the term of the original agreement until 5 March 2011.

Trout Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtains the option to execute the five year lease by August 1, 2010. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement;
–	Annual work commitment of US$10,000;
–	Consideration to the Owner on August 1 of each of the five years:

■	2011: Cash payment of US$5,000
■	2012: Cash payment of US$10,000
■	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
■	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
■

2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (not paid) to the Owner the Company obtains the option to execute the five year lease by August 1, 2010. The terms of the lease option are as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

5.	Mineral Properties (continued)

Coho Claims (continued)

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement;
–	Annual work commitment of US$10,000;
–	Consideration to the Owner on August 1 of each of the five years:

■	2011: Cash payment of US$5,000
■	2012: Cash payment of US$10,000
■	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
■	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
■

2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for years ended February 28, 2010 and 2009:

	For the Year Ended February 28, 2010	For the Year Ended February 28, 2009	For the Year Ended February 29, 2008
	$	$	$
Exploration and development costs
Assaying	1,910	363	26,357
Field supplies and other	212	-	-
Geological consulting	7,837	14,121	43,999
Staking and recording fees	41,016	47,401	96,344
Transportation	-	-	3,963
	50,975	61,885	170,663

6.	Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.	Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. During the year ended February 28, 2010, imputed interest at 15%, totalling $39,069 (2009 - $26,143) was charged to operations and treated as donated capital (Note 11). As at February 28, 2010, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

7.	Due to Related Parties (continued)

	February 28, 2009	Advances (repayments)	February 28, 2010
	$	$	$
Access Information	-	1,106	1,106
Imaging Technologies	-	1,018	1,018
Information Highway.com	2,000	500	2,500
IAS Energy, Inc.	-	1,700	1,700
JGR Petroleum, Inc.	79,733	23,027	102,760
KLR Petroleum Ltd.	6,739	26,129	32,868
Rainbow Networks	-	4,369	4,369
Reg Technologies Inc.	-	1,210	1,210
REGI U.S., Inc.	1,176	-	1,176
SMR Investments Ltd.	31,500	17,950	49,450
Teryl Resources Corp.	89,992	25,341	115,333
	211,140	102,350	313,490

8.	Related Party Transactions

Pursuant to a management services agreement, during the year ended February 28, 2010 the Company paid or accrued management fees of $30,000 (2009 - $30,000) to a company of which the President of the Company is a director. At February 28, 2010, the Company had an outstanding balance of $49,450 (2009 - $38,239) owed to this related party.

During the year ended February 28, 2010, the Company paid or accrued investor relations fees of $3,500 (2009 - $11,000) to a company related to the Company by way of a common director.

During the year ended February 28, 2010, the Company paid consulting fees of 14,362 (2009 -$16,067) to a company where the President of the Company is a director.

The Company had certain mineral property transactions and a joint venture agreement with related parties (Note 5).

Related party transactions incurred during the normal course of the Company’s operations and are measured at the exchange amount, which is the amount agreed between the related parties.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

9.	Capital Stock

Authorized

The Company’s authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 92,650,825 common shares without par value.

On March 27, 2008, the Company issued 500,000 units pursuant to a private placement at a price of US$0.20 per unit for gross proceeds of $99,364 (US$100,000) before finders’ fees of $3,588. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.25 per share for a one year term expiring on March 27, 2009. The Company allocated $77,244 to the common shares and $22,120 to the share purchase warrants based on the relative fair values. On March 27, 2009 the Company extended the expiry date of these share purchase warrants to March 27, 2010, resulting in a further $11,144 allocated to the value of the warrants. The additional fair value of warrants was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.06%, expected life of 1 year, annualized volatility of 189.40% and expected dividend of 0%.

On June 1, 2009, the Company extended the expiry date of 1,412,500 warrants granted on June 1, 2008 to June 1, 2010, resulting in a further $26,335 allocated to these warrants. The additional fair value of warrants was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.01%, expected life of 1 year, annualized volatility of 193.40% and expected dividend of 0%.

On June 5, 2008 the Company issued 4,055,000 units pursuant to a private placement at a price of US$0.15 per unit for gross proceeds of $614,478 (US$608,250) before finders’ fees of $31,871. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.20 per share for a one year term expiring on June 5, 2009. The Company allocated $430,623 to the common shares and $183,855 to the share purchase warrants based on the relative fair values. On June 5, 2009 the Company extended the expiry date of these share purchase warrants to June 5, 2010, resulting in a further $123,476 allocated to the value of these warrants. The additional fair value of warrants was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.31%, expected life of 1 year, annualized volatility of 194.66% and expected dividend of 0%.

On October 19, 2009 the Company issued 5,000,000 units pursuant to a private placement at a price of US$0.04 per unit for gross proceeds of $207,512 (US$200,000). Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional share of common stock at a price of US$0.075 in the first year or at a price of US$0.10 in the second year from the date of issue. The Company allocated $85,277 to the common shares and $122,235 to the share purchase warrants based on the relative fair values.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

9.	Capital Stock (continued)

Warrants

The following share purchase warrants were outstanding at February 28, 2010:

Expiry date	Exercise price US$	Number of warrants	Remaining contractual life (years)

March, 27, 2010	0.25	500,000	0.07
June 1, 2010	0.30	1,412,500	0.25
June 5, 2010	0.20	4,055,000	0.26
May 8, 2011	0.20	9,275,000	1.19
June 28, 2011	0.20	3,125,000	1.33
October 19, 2011	0.075/0.10	5,000,000	1.63
		23,367,500	1.06

The following is a summary of the Company’s warrant activities during the year ended February 28, 2010:

	Number of warrants	Weighted average exercise price US$

Outstanding and exercisable at February 28, 2009	18,367,500	0.21

Issued	5,000,000	0.08

Outstanding and exercisable at February 28, 2010	23,367,500	0.18

Weighted average fair value of warrants issued during the year	-	0.025

The weighted average fair value of warrants issued during the year ended February 28, 2010 was $0.025 per warrant. The fair value of each warrant granted was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.62%, expected life of 2 years, annualized volatility of 160% and expected dividend of 0%.

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options granted under the plan vest upon date of grant and are subject to the following exercise schedule:

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

9.	Capital Stock (continued)

Stock Options

i)	Up to 25% of the options may be exercised at any time during the term of the option (the “First Exercise”);
ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise (the “Second Exercise”);
iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise (the “Third Exercise”); and
iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

On April 22, 2009, 75,000 stock options exercisable at a price of US$0.30 per common share expired.

On April 22, 2009, the Company granted 75,000 stock options to two consultants of the Company. The options are exercisable at a price of US$0.10 per common share for five years expiring on April 22, 2014.

On November 9, 2009, 12,500 stock options exercisable at a price of US$0.20 per common share expired.

On December 18, 2009 the Company granted 25,000 stock options to a consultant of the Company. The options are exercisable at a price of US$0.10 per common share for five years expiring on December 18, 2014.

During the year ended February 28, 2010, the Company recorded stock-based compensation of $791 (2009 - $nil) for options granted.

The following stock options were outstanding and exercisable at February 28, 2010:

Expiry date	Exercise price US$	Number of options outstanding	Number of options exercisable	Remaining contractual life(years)

August 9, 2011	0.35	1,500,000	375,000	1.44
November 2, 2011	0.25	25,000	6,250	1.67
December 8, 2011	0.25	50,000	12,500	1.77
November 7, 2012	0.31	50,000	12,500	2.69
February 21, 2013	0.10	1,525,000	381,250	2.98
April 22, 2014	0.10	75,000	18,750	4.14
December 18, 2014	0.10	25,000	6,250	4.81

		3,250,000	812,500	2.28

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

9.	Capital Stock (continued)

Stock Options

The following is a summary of the Company’s stock option activities during the year ended February 28, 2010:

	Number of options	Weighted average exercise price US$

Outstanding at February 28, 2009	3,237,500	0.23

Granted	100,000	0.10
Expired	(87,500)	0.30

Outstanding at February 28, 2010	3,250,000	0.22

Exercisable at February 28, 2010	812,500	0.22

Weighted average fair value of stock options granted during the period		0.01

The fair value of each option granted was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following assumptions:

	For the Year ended February 28, 2010	For the Year ended February 28, 2009

Risk free interest rate	1.63 - 2.32%	-
Expected life	4 – 5 years	-
Annualized volatility	78.17 – 124.38%	-
Expected dividends	-	-

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

10.	Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. As at February 28, 2010 the Company is committed to eight months’ rent charge of $26,840 of which $17,893 will be reimbursed by the two related parties.

11.	Supplemental Disclosures With Respect to Cash Flows

	Cumulative from inception of exploration stage on 1 March 2003 to February 28, 2010	For the year ended February 28, 2010	For the year ended February 28, 2009	For the year ended February 29, 2008
	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended February 28, 2010, imputed interest at 15% per annum totalling $39,069 (2009 -$26,143) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2010	2009
	$	$

Loss before income taxes	(409,573)	(536,201)
Canadian federal and provincial income tax rates	29%	30.75%

Income tax recovery based on the above rates	(118,777)	(164,882)

Increase due to:
Non-deductible items and other	13,853	8,534
Losses and temporary differences for which no future income benefit has been recognized	90,451	127,112
Reduction in long-term Canadian income tax rates	14,473	29,236

Income tax recovery	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

12.	Income Taxes (continued)

The components of future income taxes are as follows:

	2010	2009
	$	$

Future income tax assets

Non-capital losses	860,049	782,945
Mineral property costs	673,852	661,108
Property and equipment	3,548	3,010
Marketable securities and other	26,267	64,306

Total future income tax assets	1,563,716	1,511,369
Valuation allowance	(1,563,716)	(1,511,369)

Net future income tax assets	-	-

The Company has non-capital loss carry-forwards of approximately $3,440,195 that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2011	347,428
2015	398,612
2026	402,360
2027	1,036,715
2028	417,682
2029	472,218
2030	365,180

3,440,195

Additionally, the Company has approximately $2,695,406 of development expenses and exploration expenditures as at February 28, 2010 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefits of these losses have been offset by a full valuation allowance.

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2010 and 2009

13.	Subsequent Events

Stock Options Granted

On April 19, 2010 the Company granted to a consultant of the Company 50,000 stock options exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 19, 2015.

Warrants Expired

As of the issuance date of these consolidated financial statements, 5,967,500 warrants with exercise prices between $0.20 and $0.30 expired, unexercised.

Private Placement

As of the issuance date of these consolidated financial statements, two investors have subscribed 492,000 units pursuant to a private placement of the Company, consisting of up to 3,000,000 units for gross proceeds of up to US$150,000, at a price of US$0.05 per unit for gross proceeds of $25,900 (US$24,600). Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing.

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.

The accompanying notes are an integral part of these consolidated financial statements.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
4.12	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2009	(11)
4.13	Premises Lease Agreement between Linux Gold Corp. and Pensionfund Realty Limited dated November 1, 2009	(11)
4.14	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Coho Claims, Alaska	(11)
4.15	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Trout Claims, Alaska	(11)

4.16	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2010	(11)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(11)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(11)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(11)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(11)
15.1	Consent of Independent Registered Public Accounting Firm	(11)
15.2	Consent of Independent Registered Public Accounting Firm	(11)
15.3	Letter to U.S Securities and Exchange Commission from Dale Matheson Carr-Hilton Labonte LLP Chartered Accountants June 28, 2010	(11)
15.4	Letter to U.S Securities and Exchange Commission from ACAL Group Chartered Accountants	(11)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 2, 2008
(10)	incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on September 14, 2009
(11)	attached hereto.

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
REGISTRANT

Dated:	June 28, 2010	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board/Director