Form 20-F
period 2011-02-28
LINUX GOLD CORP
filed 2011-09-08
CIK 1088158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended February 28, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
97,893,825 Common Shares outstanding as of February 28, 2011

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated file ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17. ☐   Item 18. ☒

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ☐      No  ☒

GENERAL INFORMATION:

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, and “the Company” refer to Linux Gold Corp.

Unless otherwise indicated, all references herein are to Canadian dollars.

Linux Gold Corp. and its subsidiaries is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  Canadian law also requires disclosure of mineral resources that equate to measured, indicated and inferred resources.  These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the “SEC”) under Industry Guide 7 (“SEC Guide 7”) promulgated under U.S. Securities laws.  See Item 3D. - Risk Factors – Differences in United States and Canadian reporting of reserves and resources.

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

Alluvial -  a term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold

Assay – a precise and accurate analysis of the metal contents in an ore or rock sample

Auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials

Fracture - the general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress

Gold deposit - means a mineral deposit mineralized with gold

Intrusive -  cuts across (is intrusive into)

Mafic – said of a dark-colored, iron and magnesium rich igneous rock

Mineral claim or mining claim -  the portion of mining ground held under law by a claimant

Mineralization -  implication that the rocks contain sulphide minerals and that these could be related to ore

NSR – net smelter royalty, being a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs

Ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit

Ounce - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

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

Forward Looking Statements

This annual report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties.  Such statements are based on our current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements.  Our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about future property acquisitions, expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and our production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.  You should not place undue reliance on these forward-looking statements.

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

We caution that the list of factors set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in our public filings with the Canadian securities regulatory authorities, including our most recent annual report, quarterly reports, material change reports and press releases, and filings with the SEC.  In particular, your attention is directed to the risks detailed in “Item 3. Key Information - Risk Factors” and similar discussions our other SEC and Canadian filings concerning some of the important risk factors that may affect our business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this annual report and in our other filings and the various public disclosures before making any business or investment decisions involving our company and our securities.

We undertake no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this annual report to reflect future events and circumstances for any reason.  In addition, any forecasts or guidance provided by us are based on the beliefs, estimates and opinions of our management as at the date of this annual report and, accordingly, they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  We undertake no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

BUSINESS OF LINUX GOLD CORP.

We are in the business of acquiring mineral properties and carrying out exploration and development work on our properties.  The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing.  We have incurred a loss of $36,594 in the year ended February 28, 2011 (2010 - $65,985 (Restated); 2009 - $536,201). Our consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“Cdn.$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar (US$).

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements, as of and for the years ended February 28, 2011, February 28, 2010 and February 28, 2009, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the years ended February 28, 2011 and February 28, 2010 have been audited by ACAL Group, Chartered Accountants; and for the year ended February 28, 2009 have been audited by James Stafford, Inc., Chartered Accountants. The consolidated financial statements are prepared in accordance with U.S. GAAP.  See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars.  Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  At February 28, 2011, US$1.00 was equal to approximately Cdn.$0.9739.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29.  The data presented is prepared in accordance with generally accepted accounting principles in the United States:

	2011 $	2010 (Restated) $	2009 $	2008 $	2007 (Restated) $
Net Revenue	-	-	-	-	-
Income (loss) from continuing operations	(36,594)	(65,985)	(536,201)	(2,260,291)	(3,571,183)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per Common Share	(0.00)	(0.00)	(0.01)	(0.03)	(0.05)
Income (loss) from discontinued operations per Common Share	-	-	-	-	-
Total Assets	118,829	206,244	112,942	328,923	737,837
Working Capital (deficit)	(485,596)	(273,760)	(296,083)	(219,213)	(651,053)
Shareholders’ Equity (deficit)	(480,270)	(742,232)	(286,985)	(207,248)	(334,974)
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

Reference is made to Item 4. - Information on the Company and Item 5.  - Operating and Financial Review and Prospects for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars.  Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of Cdn $0.9500 to US$1.00, average one day rate published by the Bank of Canada on April 30, 2011. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On September 1, 2011, the noon rate by the

Bank of Canada was Cdn.$0.9783 to US$ 1.00. The following tables set forth rates for US dollars for the periods indicated.

The following table reflects the monthly high and low exchange rates for US$1.00 to the Canadian dollar for each of the last six months, based on the noon buying rate for US dollars published by the Bank of Canada.

Month	Year	High (Cdn.$)	Low (Cdn.$)
January	2011	1.0022	0.9862
February	2011	0.9955	0.9739
March	2011	0.9918	0.9686
April	2011	0.9691	0.9486
May	2011	0.9809	0.9490
June	2011	0.9861	0.9643
July	2011	0.9778	0.9406
August	2011	1.0008	0.9490

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or by the Bank of Canada, for the five most recent financial years based on the average month-end exchange rates:

Year	Average	Low (Cdn.$)	High	February 29/28 (Cdn.$)
2011 (1)	1.0205	0.9739	1.0778	0.9739
2010 (1)	1.1116	1.0251	1.3000	1.0526
2009 (1)	1.1414	0.9840	1.2971	0.7870
2008 (2)	1.0470	0.9168	1.1810	0.9796
2007 (2)	1.1374	1.0989	1.1852	1.1700

(1)

Based on noon buying rate for US dollars published by the Bank of Canada.

(2)

Based on noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

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

We initially focused our business on the exploration and development of natural resource properties.  We changed direction becoming involved in the information technology industry to take advantage of the booming technology sector and the declining precious metals markets.  We were not successful in that industry segment so we have returned our focus to mining and exploration of natural resource properties.

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

As noted in our audited consolidated financial statements for the year ended February 28, 2011 we have incurred significant operating losses and have an accumulated deficit since inception of $7,008,332 at February 28, 2011. Furthermore, we had working capital deficit of $485,596 as at February 28, 2011, which is not sufficient to achieve our planned business objectives.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.  The auditors’ report on our February 28, 2011 consolidated financial statements includes additional comments for U.S. readers that states that conditions exist that  raise substantial doubt about our ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty (see Item 5.B. Liquidity and Capital Resources).

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

Certain of our directors and officers are also directors and/or officers and/or shareholders of our potential competitors, giving rise to potential conflicts of interest.

Several of our directors and officers are also directors, officers or shareholders of other companies.  In particular, Mr. Robertson and Mrs. Robertson are directors and/or officers of Teryl Resources Corp. (“Teryl”), a Canadian publicly reporting natural resource exploration company that shares office space and administrative staff with our company.  We have an agreement with Teryl whereby Teryl could earn up to 50% of the Fish Creek claim (see Item 4.D – Mineral Properties, Fish Creek Claims, Alaska).  In addition, Susanne Robertson and John Robertson are directors and officers of SMR Investments Ltd., a private company wholly-owned by Susanne Robertson, which holds approximately 5.01% of our common shares, and together, our directors and officers hold 11.82% of our common shares (see Item 6.A - Directors and Senior Management, and Item 6.E - Share Ownership).

Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with our company.  Such associations may give rise to conflicts of interest from time to time (see Item 7.B - Related Party Transactions).  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act ("BCBCA").  The Board has resolved that any transaction involving a related party to our company is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity in respect of which we are proposing to enter into a transaction.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

We are organized under the laws of the Province of British Columbia, Canada. All of our directors, controlling persons and officers are residents of Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example: where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law; the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state; the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court; the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our mineral resources competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, our exploration programs may not will yield any reserves or result in any commercial mineral operations (see Item 4B. - Competition).

There are differences in United States and Canadian reporting of reserves and resources.

The disclosure in this annual report uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by us by NI 43-101; however, these terms are not defined terms under SEC Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this annual report containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies.

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less information about the trading activities of our insiders.

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

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

We face risks related to the exploration and potential development of its properties.

The exploration and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing mineral properties will establish reserves, or whether any of our exploration stage properties can be brought into production. Few properties that are explored are ultimately developed into producing mines. At present, none of our properties have defined ore bodies with reserves and resources, and our proposed exploration programs are an exploratory search for ore.  Whether an ore body will become commercially viable depends on many factors, including: the characteristics of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

We are also subject to the risks normally encountered in the mining industry, such as: unusual or unexpected geological formations; natural disasters; power outages and water shortages; cave-ins, landslides, and other similar mining hazards; inability to obtain suitable or adequate machinery, equipment, or labour; and other known and unknown risks involved in the operation of mines and the conduct of exploration.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Depending on the price of minerals, we may determine that it is impractical to commence, or, if commenced, continue exploration into commercial production. Such a decision would negatively affect our profits and may affect the value of our equity.

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

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover our costs.

Even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the metals produced.  Our long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply and demand for metals is affected by various factors, including political events, economic conditions and production costs in major producing regions.  The price of any minerals produced from our properties may not be sufficient such that any such deposits can be mined at a profit.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain of our properties are located in Alaska.  The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our activities. As a result, our activities in these regions are seasonal and the preferred time for work is limited to the spring and summer when costs are more reasonable and access to the properties is easier.

Our properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected.

Our title opinions do not validate that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if any of our mineral claims have been staked or assessment work carried out.  Our properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, we may have to defend our ownership through the courts, and we cannot guarantee that a favourable judgment will be obtained.  In the event of an adverse judgment with respect to any of our mineral properties, we could lose our property rights and may be required to cease our exploration and development activities on that property.

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

We are subject to extensive and changing environmental legislation, regulation and actions in connection with our operations and properties.  We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business, or may cause material changes or delays in our intended activities.

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

There is only a limited public market for our common shares on the Over-The-Counter Bulletin Board (“OTCBB”), and there is a risk that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained.

The market price for our common shares on the OTCBB has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include worldwide economic and market conditions, as well as changes in industry conditions, such as regulatory and environment rules.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, or other business developments.

Because we have a limited operating history and no profits to date, the market price for our common shares is more volatile than that of a seasoned issuer.  Changes in the market price of our common shares, for example, may have no connection with our operating results or prospects.  No predictions or projections can be made as to what the prevailing market price for our common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

You will be subject to the penny stock rules to the extent our stock price on the OTCBB is less than $5.00.

Since our common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for our common shares and may severely and adversely affect the ability of broker-dealers to sell our common shares.

You should not expect to receive dividends.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the development of our mineral properties.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on February 27, 1979 in the Province of British Columbia and were extra-provincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp.  We changed our name to LinuxWizardry Systems, Inc., on March 21, 2000, and subsequently changed our name to Linux Gold Corp. on March 18, 2003.

Our authorized capital consists of 200,000,000 common shares without par value. Of these, 97,893,825 common shares were issued and outstanding as of February 28, 2011 and as of the date of this annual report.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

During the three fiscal years ended February 28, 2011, 2011 and 2009, we have been involved in mineral property exploration and development. We have investigated several mineral properties in Canada and the United States. Our current plans are to joint venture and explore our mineral properties.

We have interests in five mineral properties in Alaska.   We hold a 50% joint lease interest in the Fish Creek property, consisting of 30 mineral claims located in the Fairbanks Mining Division; a 100% interest in the Dime Creek claim block consisting of 12 mining claims located near Nome; 6,400 acres of 13 mineral exploration claims staked in the Livengood-Tolovana Mining District; a five-year lease to explore the 11 Trout mineral claims located in the Fairbanks Recording District; and a five-year lease to explore the unpatented 10 Coho mineral claims located in the Fairbanks Recording District.

Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined for the above properties.  To date, we have received no revenues from our mining property activities.

We are currently in the exploration stage and equity financing is required to continue exploration work on our mineral claims. As a result of the uncertainty that is typical in an exploration company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims.

Exploration Expenditures

During fiscal 2011, we incurred $54,276 in assaying, geological consulting and staking and recording fees on our mineral properties.

During fiscal 2010, we incurred $50,975, including $41,016 on staking and recording fees and $9,959 on geological work done on our properties.

During fiscal 2009, we incurred $61,885, including $47,401 on staking and recording fees and $14,484 on geological work done on our properties.

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

Source of Funds for Fiscal 2011

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

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

At the present time, and in our present circumstances, there exists substantial doubt as to our ability to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining our operating overhead over the longer term, we will need to either begin to derive revenues from our existing resource-based assets, or find and enter into a business which holds the prospects of ensuring that we can continue as a going concern. Management is aware of such need and is both researching new business opportunities and assessing potential financing possibilities for funding our existing resource property obligations and also any new business which may be entered into or acquired.

We had a working capital deficit of $485,596 as of February 28, 2011 compared to a working capital deficit of $273,760 on February 28, 2010, and compared to a deficit of $296,083 on February 28, 2009.

Use of Funds for Fiscal 2012

During fiscal 2012, we estimate that we will expend approximately $300,000 on general and administrative expenses. Expenditures for future exploration during fiscal 2012 work cannot be specifically confirmed as of the date of this annual report, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on our mineral properties in Alaska.

Description of the Markets in Which the Company Competes

We do not have a market in which we compete, as we operate in an extractive industry.   However, the mining industry in which we are engaged is highly competitive due to significant and increasing competition for exploration opportunities.  (see Competition below, and Risk Factors, page 9).

Competition

Significant and increasing competition exists for mining exploration opportunities available in North America and elsewhere in the world. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than our resources.

Seasonality

Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November (see Risk Factors).

Availability of Raw Materials

We not have a reliance on raw materials, as we operate in an extractive industry.

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

Our current and anticipated future operations, including further exploration activities, require permits from various state and other governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

C.

ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see Item 10 – Additional Information – Subsidiary Information.

D.

PROPERTY, PLANTS AND EQUIPMENT

We do not own any properties.  Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management.  We will pay monthly rent and office space operating costs of approximately $15,200. We have occupied these facilities since November 1, 2006.  These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates.  There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2011, we had been involved in natural resource property exploration and development.

Mineral Properties

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located 25 miles north of Fairbanks in the Fairbanks Mining District in Alaska.  These claims are subject to an option agreement with Teryl, a company with common directors and officers.  Teryl may purchase the 5% net royalty for $500,000 U.S. within one year after production on a 25% working interest, or retain a 5% NSR.  Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. We currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

The Fish Creek project is located in an important mining district with permissive land status and excellent road access to the property.  Currently, there are only primitive trails developed within the property to access exploration sites. The project is located within metamorphic and plutonic host rocks that are similar in composition and age to rock units that contain commercially viable mineralization elsewhere in the Fairbanks Mining District. The property is also located on a drainage that was mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project.  Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization, however, very widely spaced placer drilling over a large area of the property conducted in 1996 indicated the presence of placer gold in the alluvial deposits. More extensive and closer spaced placer gold drilling conducted in 2004 confirmed the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by us for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

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

In January 2008 we commenced arrangements for a drill program to test several gold geophysical anomalies. This drilling would be conducted as part of the Phase I exploration program recommended in our Technical Report on the Fish Creek Property, dated March 7, 2005, prepared under National Instrument 43-101.  The drill program proposes to RVC drill approximately 2,000 feet. The cost to complete this phase of work is estimated to be approximately US$200,000.  However, due to the location of the proposed drill holes (wet, boggy), increased exploration activities in the State of Alaska, and due to our being a junior mining company requiring small-scale work competing for equipment with many larger companies, we have had difficulty obtaining equipment to conduct the exploration drilling.  Although it is our intent to complete the drilling as soon as a drill is available, subject to financing, and the weather permits, we have been unable to do so due to challenging market conditions.

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

As of the date of this report, the Fish Creek Claims are in good standing.

Dime Creek Property, Seward Peninsula, Alaska

The Dime Creek Claim Block is located about 15 miles to the south of Granite Mountain.  The 12 mining claims, covering three square miles, were staked by us in May 2006.

The placer gold-platinum deposits on Dime Creek were discovered in 1910, but it wasn’t until 1915 that rich pay was found, setting off a stampede to the area. By 1917, about 12,500 ounces of gold and platinum were recovered from shoveling-in on the creek placer and from underground drifting on several bench placers (Harrington, 1917, USGS B-692). The placer gold is unusually pure with a fineness of 960 and occurs in placer concentrates in a ratio to native platinum particles of 25:1 to 10:1. In later years, a small bucket-ladder dredge operated on the valley bottom from 1928 to 1941 while small open-cut and drifting operations continued on the benches until at least 1955..

Thomas Bundtzen of Pacific Rim Geological Consulting, Inc., our consultant for our Alaska properties, completed a summary report, on the Dime Creek property, dated April 25, 2009.  The summary report estimates one million cubic yards of auriferous pay remain in several defined areas within the Dime Creek basin. In addition, lode targets for platinum and possibly gold have been outlined by an auger soil survey carried out by past investigators and from historical notations in published literature. Additional data on platinum lode targets can be acquired with follow-up drilling concurrent with placer gold exploration and is a recommended course of action for future exploration work.

Mr. Bundtzen recommends that the placer resource areas should be drill tested prior to any decisions to develop them. Placer ground in the upper portion of the basin above Haycock is relatively shallow (<20 feet) and drill testing could be accomplished with a track-mounted auger drill similar to that used to conduct soil sampling in 2001.

A 100 hole, 3,000 foot drill program is recommended to begin the due diligence on the placer resource north of Haycock. This data could initiate production planning for the placer resource and open the door for a second phase of drilling in the following year south of Haycock.

Exploration by previous operators in 2000-2001 located elevated PGE values within our claim block. These anomalies already define potential PGE-bearing lode drill targets for us and Mr. Bundtzen recommends initial testing by 2 to 4 drill holes. These test holes could be completed in conjunction with the placer resource exploration program.

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

▪

Dime Creek has historically produced an estimated 68,464 ounces of gold and 198 ounces of byproduct platinum. Dime Creek has not been systematically mined with modern mechanized techniques.

▪

Multiple bench and modern stream gold-platinum placers occur on our property.

▪

The second tier and higher benches in upper Dime Creek valley are interpreted by Bundtzen to be ancestral marine strandline (beach) gold-platinum placer deposits similar to the placers exploited both onshore and offshore at Cape Nome. This suggests that marine deposits should be explored for gold and PGE along strike for several kilometers.

▪

Microprobe analysis of the platinum mineralization indicates a rhodium-enriched type of isoferroplatinum that averages 88.59 percent platinum, 8.98 percent iron, about 1.0 percent rhodium, and only minor amounts of other PGE metals. When combined with accompanying gangue mineral identifications; i.e., chrome-rich diopside, the lode source is probably a Ural-Alaska intrusion complex.

▪

The gold in Dime creek is of exceptionally high fineness, averaging about 960 fine (or 96% gold), even exceeding average high fineness placer gold found in Alaska. It contains traces of quartz, muscovite, and feldspar which suggest an origin in granitic rocks.

▪

Soils collected during a detailed soil survey on two bench levels of Dime Creek contained up to 160 ppb gold, 174 ppb platinum, and 144 ppb palladium as well as threshold levels of copper, chromium, and nickel.

▪

Results from the 2000 soil sampling program, coupled with the magnetic signatures of mafic intrusions and granitic signature of gold (as interpreted from microprobe work) suggest lode and placer target locations.

We believe that the data compilation constitutes an important information source that will be utilized during the design of a placer and lode exploration program on the Dime Creek claims. A previous report by Mr. Bundtzen recommended a 100 hole, 3,000 feet drilling program to begin the due diligence on the placer resource and drill 2 to 4 holes on the Platinum lode targets.

The mineral data described above for the Dime Creek claims was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific rim Geological Consulting, Inc., of Fairbanks, Alaska, who is independent of our company as defined in NI43-101. Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional Geologists (AIPG). Bundtzen is a Qualified Person as defined in National Instrument 43-101 and also qualifies under the rules stated by the SEC, and has verified the data for accuracy.

As of the date of this report the Dime Creek Claims are in good standing.

Trout Claims, Alaska

In January 2010, we entered into an exploration rights agreement for consideration of $7,500 with Peter S. Frantz for the right to explore eleven unpatented mining claims recorded as the Trout Claims, located in the Fairbanks recording district, State of Alaska, under the following terms and conditions:

-

Initial non-refundable payment of US$1,500 at signing of the lease agreement;

-

Annual work commitment of US$10,000;

-

Consideration on August 1 of each of the five years:

▪

2011: Cash payment of US$5,000 (paid);

▪

2012: Cash payment of US$10,000

▪

2013: Cash payment of US$15,000 and issuance of 10,000 common shares

▪

2014: Cash payment of US$15,000 and issuance of 50,000 common shares

▪

2015: Cash payment of US$500,000 and issuance of common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return in exchange for 100% ownership in Trout Claims

The Trout Claims are located in the western edge of the Livengood quadrangle approximately 70 miles northwest of Fairbanks, Alaska. The Trout claims are underlain by the geochemically reduced, magnetically subdued, Wolverine Mountain intrusive complex, which is the same age as the Fort Knox, Pogo, Livengood, and other important gold-bearing intrusions in the Tintina Gold Province. Past productive placer gold deposits occur immediately downstream from the Trout Claims held by us.

The mineral data described above for the Trout Claims was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting, Inc., of Fairbanks, Alaska, who is independent of our company as defined in NI 43-101. Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional Geologists (AIPG). Bundtzen is a Qualified Person as defined in NI 43-101 and also qualifies under the rules stated by the SEC, and has verified the data for accuracy.

As of the date of this report the Trout Claims are in good standing.

Coho Claims, Alaska

In January 2010, we entered into an exploration rights agreement for consideration of $7,500 with Peter S. Frantz for the right to explore ten unpatented mining claims recorded as the Coho Claims, located in the Fairbanks recording district, State of Alaska, under the following terms and conditions:

-

Initial non-refundable payment of US$1,500 at signing of the lease agreement;

-

Annual work commitment of US$10,000;

-

Consideration on August 1 of each of the five years:

▪

2011: Cash payment of US$5,000 (not paid)

▪

2012: Cash payment of US$10,000

▪

2013: Cash payment of US$15,000 and issuance of 10,000 common shares

▪

2014: Cash payment of US$15,000 and issuance of 50,000 common shares

▪

2015: Cash payment of US$500,000 and issuance of common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return in exchange for 100% ownership in Coho Claims

The Coho Claims are located 30 miles northeast of the Pogo gold mine and 100 miles east of Fairbanks, Alaska. The

Pogo gold mine, which is owned and operated by Sumitomo Corporation (“Sumitomo”), produced 358,000 ounces gold in 2009, making it Alaska’s largest gold producer. The Coho claims occur in an area explored by Sumitomo and their field operators prior to their discovery of the Pogo gold deposit in 1995. On the Coho claims, gold-bismuth-copper anomalies (maximum values of 1,024 ppb Au; 71 ppm Bi; 499 ppm Cu) have been detected in rocks collected near a geochemically reduced, Cretaceous-Tertiary intrusive complex that intrudes phyllite and schist equivalent to the Keevy Peak Formation. This geological-geochemical association is common within gold-bearing intrusions of the Tintina Gold province.

The mineral data described above for the Coho Claims was prepared by Thomas K. Bundtzen, P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting, Inc., of Fairbanks, Alaska, who is independent of our company as defined in NI 43-101. Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional Geologists (AIPG). Bundtzen is a Qualified Person as defined in NI 43-101 and also qualifies under the rules stated by the SEC, and has verified the data for accuracy.

As at the date of this report, the management is analyzing the economic viability of the property and assessing the options of continuing or letting lapse the rights under the agreement.

Granite Mountain Property, Seward Peninsula, Alaska

During the fiscal year ended February 28, 2011, we allowed the Granite Mountain Property consisting of 33 State of Alaska MTRSC quarter-section mining claims (160 acres each), within one contiguous claim block, recorded in the Cape Nome Recording District, Alaska, to lapse due to lack of sufficient mineralization of the claims.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this annual report.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.  The consolidated financial statements have been prepared in accordance with US GAAP. Audited consolidated financial statements for the fiscal years ended February 28, 2011, 2010 and 2009, respectively, are included in this annual report.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a c loss of $36,594 in the year ended February 28, 2011 (2010 - $65,985; 2009 - $536,201).  We have no revenue from our mining operations.  (See Item 3.D. - Risk Factors).

A.

OPERATING RESULTS

Fiscal Year Ended February 28, 2011 compared to Fiscal year Ended February 28, 2010

Results of Operations

During the fiscal years ended February 28, 2011 and February 28, 2010, we received no revenues from operations.

General and administrative expenses in 2011 totaled $385,939 compared to $406,622 in 2010 (restated). Consulting and subcontract expenses of $137,398 in 2011 were substantively unchanged from $137,281 in 2010. Professional fees totaled $34,456, compared to a comparable amount of $37,323 in 2010.  Travel and promotion was $23,570, decreased from $77,825 in 2010 as a result of reduced fund raising activities.  Office, rent and telephone expenses of $38,759 decreased marginally from $39,167 in 2010.  Management fees of $40,000 remain unchanged from $30,000 from 2010.  Imputed interest calculated on the balances due to related parties rose to $55,536 from $39,069 in 2010, resulting from an increase in related party advances received. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital, as they are not payable to the related parties.

On December 6, 2010, we raised gross proceeds of $141,433 (US$138,500) by a private placement of 2,770,000 units at US$0.05 per unit.  Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common shares at an exercise price of US$0.075 per share until December 6, 2011.

On November 9, 2010, we raised gross proceeds of $126,377 (US$123,650) by a private placement of 2,473,000 units at US$0.05 per unit.  Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder thereof to purchase one additional common shares at an exercise price of US$0.075 per share until November 9, 2011.

Fiscal Year Ended February 28, 2010 (Restated) compared to Fiscal year Ended February 28, 2009

Results of Operations

During the fiscal years ended February 28, 2010 and February 28, 2009, we received no revenues from operations.

General and administrative expenses in 2010 totaled $406,622, compared to $474,316 in 2009.  Consulting and subcontract expenses increased to $137,281 in 2010 from $124,751 in 2009 as the result of increased consulting work on internet marketing strategies to increase awareness of our company.  Professional fees totaled $37,323, compared to $79,189 in 2009 due to an overall decline in activities that required legal advice and our effort in further streamlining professional services on financial reporting.  Travel and promotion expenses decreased from $104,249 in 2009 to $77,825 in 2010 as a result of reduced fund raising activities. Office, rent and telephone expenses decreased from $57,228 in 2009 to $39,167 in 2010 as a result of decreased operations. Management fees remain unchanged at $30,000 from 2009. Imputed interest calculated on the balances due to related parties rose to $39,069 from $26,143 in the prior year, resulting from an increase in related party advances received. Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital, as they are not payable to the related parties.

Fiscal Year Ended February 28, 2009 compared to Fiscal year Ended February 29, 2008

Results of Operations

During the fiscal years ended February 28, 2009 and February 29, 2008, we received no revenues from operations.

General and administrative expenses in 2009 totaled $474,316, compared to $1,963,211 in 2008. Consulting and subcontract expenses decreased to $124,751 in 2009 from $210,313 in 2008 as the result of a decrease in staffing and a decline in stock-based compensation expenses in 2009. Professional fees totaled $79,189, compared to $94,132 in 2008 due to an overall decline in activities related to Alaskan exploration and financing efforts. Travel decreased from $262,766 in 2008 to $104,249 in 2009 due to decreased operations. Amortization, bad debts, filing fees, foreign exchange, interest income, management fees and office charges totaled $139,984 in 2009, compared with $171,946 in 2008 as a result of decreased operations. Charges for imputed interest rose to $26,143 from $8,966 in the prior year, resulting from an increase in related party advances received.  Imputed interest at 15% was charged to operations based on the advances from related parties and treated as donated capital. Interest expense declined from $1,041,913 in 2008 to $Nil in 2009 as our convertible debt was retired in fiscal 2008.

B.

LIQUIDITY AND CAPITAL RESOURCES

Our authorized capital consists of 200,000,000 common shares without par value. At February 28, 2011 and as of the date of this annual report we had 97,893,825 issued and outstanding common shares (February 28, 2010 – 92,650,825; February 28, 2009 - 87,650,825).  We have adopted an incentive stock option plan pursuant to which options may be granted for a number of shares up to 10% of our issued and outstanding shares from time to time.

The audited consolidated financial statements have been prepared assuming that we will continue as a going-concern.  As discussed in Note 1 to the consolidated financial statements, we have no revenues and limited capital, which together raise substantial doubt about our ability to continue as a going-concern.  Management plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock and from related party loans. Minor amounts were derived from interest.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

The total amount owing to related parties is $350,964 or 58.58% of total current liabilities as at February 28, 2011. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand.

We anticipate that our estimated cash requirements for the fiscal year ending February 28, 2012 will be approximately $300,000 for operational expenses.   We do not foresee any material changes to our corporate operations.  Expenditures for future exploration during fiscal 2012 work cannot be specifically confirmed as of the date of this annual report, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on our mineral properties in Alaska.

Fiscal Year Ended February 28, 2011

During the year ended February 28, 2011, we financed our operations primarily by the issue of 5,243,000 common shares for gross cash proceeds of $267,810.  We also raised $75,719 from the sale of marketable securities owned by us.  During fiscal 2011, we spent $333,014 on operating activities, compared to $296,256 in the year ended February 28, 2010.

Our cash position increased by $2,082 from $182 as at February 28, 2010 to $2,210.  We had a working capital deficit as at February 28, 2011 of $485,596.

Fiscal Year Ended February 28, 2010

During the year ended February 28, 2010, we financed our operations primarily by the issue of 5,000,000 common shares for cash proceeds of $207,512.  We also raised $75,032 from the sale of marketable securities owned by us.  During 2010, we spent $296,256 on operating activities, compared to $632,663 in the year ended February 28, 2009.

Our cash position decreased by $13,712 to $182 in the year ended February 28, 2010.  We had a working capital deficit as at February 28, 2010 (Restated) of $273,760.

Fiscal Year Ended February 28, 2009

During the year ended February 28, 2009, we financed our operations primarily by the issuance of 4,555,000 common shares for cash proceeds of $638,321, net of share subscriptions of $40,062 received in the prior year and share issuance costs of $35,459.  During fiscal 2009, we spent $632,663 on operating activities, compared to $850,665 in the year ended February 29, 2008.

Our cash position increased by $5,658 to $13,894 in the year ended February 28, 2009.  We had a working capital deficit as at February 28, 2009 of $296,083.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the past three years ended February 28, 2011, 2010 and 2009 we did not incur any research and development expenditures. We do not hold any patents, trademarks or copyrights.

D.

TREND INFORMATION

We are a mineral exploration company and, consequently, we have no production, sales, or inventory in the conventional sense.  Our financial success will be dependent upon the extent to which we can discover mineralization and the economic viability of developing such properties.  Such development, if initiated, may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  We have no mineral reserves and to date have not produced any revenues.  The sales value of any mineralization discovered by us is largely dependent upon factors beyond our control such as the market value of the metals produced.

Since the second half of 2008, there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  These macroeconomic events have negatively affected the mining and minerals sectors in general.  Although these circumstances will likely improve over the longer term, the short term impact upon our liquidity and our ability to raise the capital required to execute our business plan going forward was affected. As a result, we were unable to complete our anticipated plans during fiscal 2011.  We will consider our plans and options carefully in fiscal 2011.

During the year ended February 28, 2011 we spent $54,276 in staking and recording fees and exploration and development costs (2010 - $50,975).

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

E.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to our known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Mineral Property Obligations	-	-	-	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations	9,840	9,840	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	9,840	9,840	-	-	-

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other SEC filings.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

As of the date of this document, our Board of Directors consists of four directors, two of whom are independent non-executive directors.  The term of office of each of the present directors expires at each annual meeting of shareholders or until their successors are elected or appointed. Our Board of Directors annually appoints the officers.

The names, positions held and terms of office of each director and officer as of the date of this document, are as follows:

Name, Province or State and Country of Residence (1)	Position with the Company	Director Since
John G. Robertson British Columbia, Canada	President, CEO and Chairman of the Board and Director	March 5, 1979
Susanne Robertson (2) British Columbia, Canada	Director	August 28, 2002
Donna M. Moroney British Columbia, Canada	Director	April 14, 2011
Suzan El-Khatib (2) British Columbia, Canada	Director	April 14, 2011
Jane He British Columbia, Canada	Chief Financial Officer	February 25, 2011

(1)

The information as to province, state and country of residence and principal occupation has been furnished by the respective directors individually.

(2)

Member of Audit Committee.

Business Experience, Function and Area of Experience for the Past Five Years

John G. Robertson.    Mr. Robertson is the Chairman of the Board, CEO and founder and has been a director since inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTCBB, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”).  Since October 1984, Mr. Robertson has been President and a director of Reg Technologies Inc. (TSX.V: RRE) (OTCBB: REGRF), a British Columbia corporation that has financed the research on the Rand Cam Engine since 1986.  Mr. Robertson has been the President and a director of IAS Energy, Inc. since its formation in December 1994,  an Oregon public company quoted on the OTC Pink Sheets under symbol “IASCA.PK”.  Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration.  Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies.   Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), and 540330 B.C Ltd. (since April 1997).

Susanne Robertson - Ms. Robertson was appointed as a director in August 2001.  Since 1990, she has been a director  of Teryl Resources Corp. and a director of Reg Technologies Inc. since 1984.  Since 1979, Ms. Robertson is a principal of SMR Investments, Ltd.

Donna M. Moroney – Ms. Moroney has been a director since April 2011.  She is President of Equity Corporate Services Inc., a company providing regulatory and corporate compliance services for public companies within Canada and the United States.  Ms. Moroney also serves as a senior officer for various public companies:  Corporate Secretary of United Silver Corp. (TSX: USC) since March 2011; Corporate Secretary of Legumex Walker Inc. (TSX: LWP) since June 2011; Corporate Secretary of CBM Asia Development Corp. (TSX.V – TCF) since December 2009; Assistant Corporate Secretary of Equity Financial Holdings Inc. (TSX- EQI) since May 2009; Chief Financial Officer and Corporate Secretary of Ravencrest Resources Inc. (CNSX: RVT) since April 2007; and Chief Financial Officer and Corporate Secretary of Greenshield Explorations Limited (NEX: GRX.H ) since August 2006;

Suzan El-Khatib –  Ms. El-Khatib has been a director since April 2011.  She is a barrister and solicitor and has been an associate with NewPort Law Corporation since September 2010.

Jane He -  Ms. He has been the CFO since February 25, 2011.  She has more than ten years’ experience in fund accounting in the financial industry.  She is in charge of daily business transactions and accounting for the company.

Cease Trade Orders

On December 3, 2007, the British Columbia Securities Commission (“BCSC”) issued a cease trade order (“CTO”) against us for failure to file a technical report and non-compliant disclosure. The BCSC found that the technical report filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on February 22, 2006 was not prepared by a “qualified person”, as that term is defined under Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects. The BCSC also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. We filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the CTO was revoked on February 8, 2008.  On January 27, 2010, the BCSC issued a CTO against us for failure to file an annual information form.  We filed the requisite annual information form in the form of a Form 20-F Annual Report and the CTO was revoked on January 29, 2010.

On September 4, 2009, the BCSC issued a CTO against IAS Energy, Inc. (“IAS”), a company with related directors and officers, for failure to file its annual audited financial statements and related MD&A. The CTO was revoked on September 16, 2009 following filing of its annual financial statements and related MD&A.  On October 2, 2009, a CTO was issued by the BCSC against IAS for failure to file its interim unaudited financial statements for the three months ended July 31, 2009.  The CTO was revoked on November 30, 2009 following filing of its annual financial statements and related MD&A.  On January 6, 2010, a CTO was issued by the BCSC against IAS for failure to file its interim unaudited financial statements for the six months ended October 31, 2009.  The CTO was revoked on January 18, 2010 following filing of its interim financial statements and related MD&A.  On September 7, 2010, the BCSC issued a CTO against IAS for failure to file its annual audited financial statements and related MD&A. The CTO was revoked on October 8, 2010 following filing of its annual financial statements and related MD&A.

On September 4, 2009 the BCSC issued a CTO against Reg Technologies Inc. (“Reg”), a company with related directors and officers, for failure to file its annual audited financial statements and related MD&A. The CTO was revoked on September 15, 2009 following the filing of its annual financial statements and related MD&A. Additionally, Reg received notification from the TSX Venture Exchange (“TSX.V”) that it had suspended trading in Reg’s shares as a result of the CTO.  The TSX.V concluded its reinstatement review to ensure Reg had satisfactorily complied with its requirements and reinstated Reg’s shares for trading on September 21, 2009.  On September 9, 2008, the BCSC issued a CTO against Reg for failure to file its annual audited financial statements and related MD&A. Reg filed the required documents on SEDAR on September 22, 2008, and the CTO was revoked on September 24, 2008. Additionally, Reg Technologies received notification from the TSX.V that it had suspended trading in Reg Technologies’ shares as a result of the cease trade order. The TSX.V concluded its reinstatement review to ensure Reg Technologies had satisfactorily complied with the TSX.V requirements and Reg’s shares were reinstated for trading on October 7, 2008.

Other than as disclosed above, to our knowledge, no director or officer of our company is or has been, within the preceding ten years, a director or officer of any other issuer that, while that person was acting in that capacity:

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

Penalties or Sanctions

No director or officer is or has, within the past ten years:

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

Individual Bankruptcies

No director or officer is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Family Relationships

Susanne Robertson, a director, is the spouse of John Robertson, our President and Chief Executive Officer.  Other than the foregoing, there are no other familial relationships between any of the directors or officers.

Other Relationships

Except as disclosed in Item 7B – Related Party Transactions, there are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

Conflicts of Interest

Other than as disclosed in Item 3D - Risk Factors, there are no existing or potential conflicts of interest among our company, and our directors, officers or promoters.

B.

COMPENSATION

The table below sets forth the compensation paid to or earned by our directors and members of our administrative, supervisory or management bodies during the financial years ended February 28, 2011, 2010 and 2009:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Feb. 28	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)	Annual incentive plans ($)	Long-term incentive plans	Pension value ($)	All other Compen-sation ($)	Total compensation ($)
John Robertson President & CEO (1) (2)	2011 2010 2009	12,000 12,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	42,000 (3) 42,000 (3) 42,000 (3)
Monique van Oord Former CFO (3)	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil 276 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 276 Nil
Jennifer Lorette (4) Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson (1) Director	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Robertson is President and a director, and Mrs. Robertson is a director of SMR Investments Ltd., which company is to receive or accrue $2,500 per month ($30,000 per year) for management services.

(2)

Mr. Robertson is entitled to receive or accrue $12,000 per year for director’s fees.

(3)

Ms. Van Oord resigned as Chief Financial Officer on February 25, 2011.

(4)

Ms. Jennifer Lorette resigned as a director on August 9, 2011.

We do not have a share-based awards plan, annual incentive plan, long-term incentive plan or pension or retirement plan for its directors, other than our stock option plan; therefore, no amounts were set aside or accrued by us or our subsidiary to provide pension, retirement or similar benefits to any of the directors or members of our administrative, supervisory or management bodies.

Option-based awards to our directors and members of our administrative, supervisory or management bodies are granted pursuant to our stock option plan. The options are always granted at market price.  The valuation of the stock options at the time of grant is based on the Black-Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment. See Item 6E – Share Ownership which sets out the number, exercise price, date of grant and expiry of stock options granted to our directors and members of our administrative, supervisory or management bodies.

C.

BOARD PRACTICES

Term of Office

An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected.

Termination Benefits

We do not have any contract with any director that provides benefits upon termination of employment.

Pursuant to our stock option plan, in the event an optionee’s employment by or engagement with (as a director or otherwise) our company is terminated by us for any reason other than death before exercise of the options granted thereunder, the stock options granted to the optionee shall immediately expire and all rights to purchase shares thereunder shall immediately cease and expire and be of no further force or effect.

In the event the optionee resigns as an employee (director or otherwise), the optionee shall have thirty days from the date of such resignation to exercise such of the optioned shares in respect of which such option has not been previously exercised, and thereafter his option shall expire and all rights to purchase shares hereunder shall cease and expire and be of no further force or effect.

Committees

We have one standing committee, being the Audit Committee.

Under section 224 of the BCBCA, the directors of a company must, at their first meeting or on or after each annual shareholders meeting, elect an audit committee, to hold office until the next annual meeting date.  The audit committee must be composed of at least three directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures.

As of the date of this annual report, the members of the Audit Committee are Susanne Robertson and Suzan El-Khatib.  All members of the Audit Committee are independent directors who are not officers or employees.

Our Audit Committee assists the Board in fulfilling its responsibilities relating to our corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring our systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of our external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing our annual financial statements prior to approval by the Board and release to the public.

The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of our Audit Committee and must appear before the Audit Committee when request to do so by the committee and after being given reasonable notice to do so.

The Audit Committee’s mandate requires that all of the members be financially literate and at least one member have accounting or related financial management expertise.

The mandate of the Audit Committee empowers it to retain legal, accounting and other advisors.

D.

EMPLOYEES

We did not have any employees during any of the years ended February 28, 2011, February 28, 2010 and February 28, 2009. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with us.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of those individuals in Item 6.A - Directors and Senior Management above and indicates the percentage of ownership for each.  The voting rights attached to the common shares owned by our directors, officers and senior management do not differ from those voting rights attached to shares owned by people who are not directors, officers or senior management of our company.

	Stock Options			Warrants
Name and Title	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of securities underlying unexercised warrants (1)	Common Shares Beneficially Owned	Total number of securities and common shares underlying unexercised Stock Options and unexercised warrants	Percentage of Issued and Outstanding Common Shares (2)
John G. Robertson President & CEO Director	1,000,000	$0.10	Feb 21/13	1,100,000	(3) 3,027,738	5,127,738	5.08%
Jennifer Lorette Former Director	150,000	US$0.10	Feb 21/13	0	88,100	238,100	(4)
Susanne Robertson Director	300,000	$0.10	Feb 21/13	0	(5) 5,850,408	6,150,408	6.10%

	Stock Options
Name and Title	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of securities underlying unexercised warrants (1)	Common Shares Beneficially Owned	Total number of securities and common shares underlying unexercised Stock Options and unexercised warrants	Percentage of Issued and Outstanding Common Shares (2)
Donna M. Moroney Director	150,000	US$0.10	Apr 14/16	0	0	150,000	(4)
Suzan El-Khatib Director	150,000	US$0.10	Apr 14/16	0	0	150,000	(4)
Jane He CFO	100,000	US$0.10	Apr 14/16	0	0	100,000	(4)

(1)

Warrants exercisable at a price of $0.0750 on or before November 9, 2011.

(2)

As at September 7, 2011, there were 97,893,825 issued and outstanding common shares.

(3)

Includes 3,019,256 common shares directly owned and 8,482 common shares registered in the name of Access Information Services, Ltd., a corporation controlled by the Robertson Family Trust.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

(4)

Beneficially owns less than 1% of our common shares.

(5)

Includes 797,000 common shares directly owned, 5,053,408 common shares registered in the name of SMR Investments Ltd., a private company controlled by Mrs. Robertson.

(6)

Ms. Jennifer Lorette resigned as a director on August 9, 2011.

Stock Option Plan

We have a stock option plan to issue up to 10% of our issued and outstanding common shares, from time to time, to certain directors and employees.  All options granted under the plan are for a term of five years and are subject to the following exercise schedule:

(a)

up to 25% of the options may be exercised at any time during the term of the option (the “First Exercise”);

(b)

the second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise (the “Second Exercise”);

(c)

the third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise (the

“Third Exercise”); and

(d)

the fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set forth below.

Based upon our review of the records maintained by Equity Financial Trust, our registrar and transfer agent, and insider reports filed with the System for Electronic Disclosure by Insiders (SEDI), as at September 7, 2011, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Name of Shareholder	No. of Shares Held	Percentage of Issued and Outstanding Shares (1)
Susanne Robertson (2)	6,150,408	6.10%
John G. Robertson (3)	5,127,738	5.08%

(1)

As at September 7, 2011, there were 97,893,825 issued and outstanding common shares.

(2)

Includes (a) 797,000 common shares directly owned; (b) 5,053,408 common shares registered in the name of SMR Investments Ltd., a private company controlled by Mrs. Robertson; and (c) options to purchase 300,000 common shares.

(3)

Includes (a) 3,019,256 common shares directly owned; (b) 8,482 common shares registered in the name of Access Information Services, Ltd., a corporation controlled by the Robertson Family Trust; (c) warrants to purchase 1,000,000 common shares; and (d) options to purchase 1,000,000 common shares.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of our company.

B.

RELATED PARTY TRANSACTIONS.

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from since the beginning of our preceding three financial years up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) our key management personnel, including directors and senior management and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

	For the Year Ended February 28
	2011	2010	2009
Management fees paid or accrued to a company controlled by director Susanne Robertson (1)	$30,000	$30,000	$30,000
Director’s fees paid to John G. Robertson, our President, CEO and a director	$12,000	$12,000	$11,000

(1)

We entered into a management services agreement with SMR Investment Ltd. (“SMR”) pursuant to which SMR incurred management fees as set forth in the table above. SMR is a private company owned by Susanne Robertson, a director and the wife of John G. Robertson, our President, who is also a director of SMR. As at the fiscal year ended February 28, 2011, we had an outstanding balance of $81,450 owing to SMR.

We had related party advances outstanding of $350,964 as of February 28, 2011, compared to $313,490 as of February 28, 2009. These amounts were unsecured, non-interest bearing and with no fixed terms of repayment.

C.

INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and the accompanying notes have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are presented in Canadian dollars.  These financial statements have been prepared in accordance with the FASB ASC 915 “Development-Stage Entities”.  A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom.  Development-stage companies report cumulative loss from the inception of its development-stage activities.  These consolidated financial statements for the fiscal year ended February 28, 2011, contain:

-

Report of Independent Registered Public Accounting Firm dated June 28, 2011 of ACAL Group, Chartered Accountants

-

Consolidated Balance Sheets as at February 28, 2011 and February 28, 2010 (Restated)

-

Consolidated Statements of Operations and Comprehensive Loss as at February 28, 2011, February 28, 2010 (Restated) and February 28, 2009

-

Consolidated Statements of Cash Flows as at February 28, 2011, February 28, 2010 and February 28, 2009

-

Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 28, 2011

-

Notes to the Consolidated Financial Statements as at February 28, 2011 and 2010

Legal Proceedings and Regulatory Actions

During the fiscal year ended February 28, 2011, we were not and are not currently a party to, nor are any of our properties the subject of, any legal proceedings for which the outcome could have a material adverse affect on our company, nor, to our knowledge, are we to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse affect on our company.

There have been no penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended February 28, 2011, or any other time that would likely be considered important to a reasonable investor making an investment decision in our company, and we have during the fiscal year ended February 28, 2011.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.

SIGNIFICANT CHANGES

None.

ITEM 9.

THE OFFER AND LISTING

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows, which information reflects inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions:

Year	High (US$)	Low (US$)
2011	0.106	0.043
2010	0.10	0.04
2009	0.239	0.04
2008	0.32	0.14
2007	0.54	0.21

The following table shows the quarterly high and low prices of our stock traded on the OTCBB during the last two fiscal years, for each quarter as follows:

Period	High	Low
Fiscal 2010	(US$)	(US$)
Fourth Quarter ended February 28, 2011	0.09	0.04
Third Quarter ended November 30, 2010	0.106	0.034
Second Quarter ended August 31, 2010	0.05	0.022
First Quarter ended May 31, 2010	0.074	0.045
Fiscal 2009
Fourth Quarter ended February 28, 2010	0.08	0.049
Third Quarter ended November 30, 2009	0.11	0.057
Second Quarter ended August 31, 2009	0.087	0.05
First Quarter ended May 31, 2009	0.06	0.05

The following table shows the high and low closing prices of our stock traded on the OTCBB during the most recent six months, for each month as follows:

Month	High (US$)	Low (US$)
July 2011	0.06	0.03
June 2011	0.047	0.03
May 2011	0.049	0.036
April 2011	0.047	0.023
March 2011	0.049	0.02
February 2011	0.052	0.041

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated on February 27, 1979 in the Province of British Columbia and were extra-provincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp.  Effective March 21, 2000, our name was changed to LinuxWizardry Systems, Inc., and on March 18, 2003 we subsequently changed our name to Linux Gold Corp.

Our Memorandum and Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the SEC, in Washington, D.C. on June 4, 1999, which became effective August 3, 1999, to which our Articles of Incorporation and Memorandum were filed as exhibits.  There are no restrictions on the type of business which may be carried out by us in our memorandum and articles and our objects and purposes are not set out in our memorandum and articles.

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which we have entered or propose to enter is:

-

liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

-

not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

-

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

Remuneration and Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee as such, who is also a director.

Borrowing

If authorized by the directors, we may:

1.

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that we consider appropriate;

2.

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as we consider appropriate;

3.

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Any bonds, debentures or other debt obligations may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at our general meetings, appointment of directors or otherwise and may by their terms be assignable free from any equities between us and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

Qualification

A director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

The BCBCA states that

1.

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

2.

An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A)

the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B)

the imposition of a fine,

(C)

the conclusion of the term of any imprisonment, and

(D)

the conclusion of the term of any probation imposed, or

(iii)

a pardon was granted or issued under the Criminal Records Act (Canada).

3.

A director who ceases to be qualified to act as a director of a company must promptly resign.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as may be determined by the directors.

Notice of Meetings

We must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to our auditor, unless our Articles otherwise provide, at least the following number of days before the meeting:

1.

if and for so long as we are a public company, 21 days;

2.

otherwise, 10 days.

Description of Securities

Common Shares

We are authorized to issue 200,000,000 common shares without nominal or par value of which, 97,893,825 Common Shares were issued and outstanding as fully paid and non-assessable as of February 28, 2011 and the date of this annual report.

The holders of the common shares are entitled to vote at all meetings of shareholders, are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

C.

MATERIAL CONTRACTS

We entered into the following material contracts during the previous two years:

Fish Creek Mineral Claims

On March 5, 2010, we entered into an amendment agreement to the joint venture agreement dated March 5, 2002 with Teryl Resources Corp. (“Teryl”), a related company with common directors and officers, to extend the term of the original agreement from March 5, 2009 until March 5, 2011.  Under the terms of the agreement, Teryl issued 200,000 common shares to Linux at a fair value of $80,000 and must expend $500,000 over three years.  We retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. We entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement.  Subsequently, we entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009.   The claims are legally maintained by recording an affidavit of annual labour for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). As of the date of this report the Fish Creek Claims are in good standing.

Trout Mineral Claims

On January 27, 2010, we entered into a mining agreement with the 100% owner of the eleven Trout mineral claims, located in the Fairbanks Recording District, Alaska, for a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) we acquired an option to enter into a five year lease by August 1, 2010. The terms of the lease option are as follows:

-

Initial non-refundable payment of US$1,500 at signing of the lease agreement;

-

Annual work commitment of US$10,000;

-

Consideration on August 1 of each of the five years:

▪

2011: Cash payment of US$5,000 (paid),

▪

2012: Cash payment of US$10,000,

▪

2013: Cash payment of US$15,000 and issuance of 10,000 common shares,

▪

2014: Cash payment of US$15,000 and issuance of 50,000 common shares, and

▪

2015: Cash payment of US$500,000 and issuance of our common shares valued at US$500,000 to a maximum of one million common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Trout mineral claims.

As of the date of this report, the Trout Claims are in good standing.

Coho Mineral Claims

On January 27, 2010, we entered into a mining agreement with the 100% owner of the ten Coho mineral claims named

Coho Claims, located in the Fairbanks Recording District, Alaska, for a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (not paid) we acquire an option to enter into a five year lease by August 1, 2010. The terms of the lease option are as follows:

-

Initial non-refundable payment of US$1,500 at signing of the lease agreement;

-

Annual work commitment of US$10,000;

-

Consideration on August 1 of each of the five years:

▪

2011: Cash payment of US$5,000 (not paid),

▪

2012: Cash payment of US$10,000,

▪

2013: Cash payment of US$15,000 and issuance of 10,000 common shares,

▪

2014: Cash payment of US$15,000 and issuance of 50,000 common shares, and

▪

2015: Cash payment of US$500,000 and issuance of our common shares valued at US$500,000 to a maximum of one million common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Coho mineral claims.

As at the date of this report, the management is analyzing the economic viability of the property and assessing the options of continuing or letting lapse the rights under the agreement.

D.

EXCHANGE CONTROLS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares.  Any such remittances, however, are subject to withholding tax.  See Item 10.E - Taxation.

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

E.

TAXATION

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (“Tax Act”) that generally apply to the acquisition, holding and disposition of our common shares.  This summary only applies to a holder of common shares,  who (a) is at all material times a resident of the U.S. for purposes of the Canada-U.S. Income Tax Treaty (1980) (“Treaty”), (b) is fully entitled to benefits under the Treaty, (c)  holds common shares as capital property for purposes of the Tax Act, (d) deals at arm’s length with us for purposes of the Tax Act and (e) does not have a permanent establishment in Canada, as defined in the Treaty.  Such holders are referred to in this summary as a “US Holder.”  Special rules, which are not discussed below, may apply to “financial institutions,” as defined in the Tax Act, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and its regulations, all proposed amendments to the Tax Act and its regulations announced by the Minister of Finance, Canada, the current publicly available published administrative practices and assessing policies of the Canada Revenue Agency, and the provisions of the Treaty.  It is assumed that any proposed amendments to the Tax Act and its regulations relevant to this summary will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares and to determine whether they are entitled to full benefits under the Treaty.

Dividends on Common Shares

Dividends paid or deemed to be paid to a US Holder will be subject to Canadian withholding tax that will be withheld by us.  Only the net amount will be paid to the US Holder.  Under the Tax Act the rate of withholding for dividends paid to a non-resident of Canada is 25%; however, under Article X of the Tax Treaty, the rate of tax on dividends paid to a US Holder is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of our voting shares).  Under the Tax Treaty, dividends paid to certain tax-exempt organizations resident in the U.S. are exempt from Canadian income tax.

Dispositions of Common Shares

A US Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Holder on a disposition (or deemed disposition) of our common share unless the common shares are “taxable Canadian property” (as defined in the Tax Act) at the time of disposition and the holder is not entitled to relief under the Treaty.  As long as our common shares are then listed on a designated stock exchange (which currently includes the CNSX), our common shares generally will not constitute taxable Canadian property to a US Holder, unless at any time during the 60-month period immediately preceding the disposition, the US Holder, persons with whom the US Holder did not deal at arm’s length, or the US Holder together with all such persons, owned 25% or more of the issued shares of any class or series of our shares and, at any time during such 60-month period more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as defined in or used for the purposes of the Tax Act).

In certain circumstances, which depend primarily on how our common shares were acquired by the US Holder, the Tax Act will deem the common shares held by a US Holder to be taxable Canadian property.  However, under the Treaty, a US Holder to whom the common shares are taxable Canadian property will not be subject to Canadian tax on a gain realized by the US Holder on the disposition or deemed disposition of the common shares unless at the time of disposition or deemed disposition, the value of our common shares is derived principally from real property situated in Canada.

If a US Holder disposes of our common shares to us (unless we  acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the US Holder equal to the amount by which the consideration we pay for the common shares exceeds the “paid-up capital” of such common shares. The amount of such dividend will be subject to Canadian withholding tax as described above.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain possible U.S. federal income tax considerations, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our shares.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by us, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by us.

Circular 230 Disclosure

Any statement made herein regarding any U.S. federal tax issue is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by us who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust if (A) it is subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code or (B) the trust was in existence on August 20, 1996 and has properly elected to be treated as a U.S. person.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by us, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Corporation to U.S. Holders on our Common Shares

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by us are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions from us exceed our current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2013, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if we are not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid on our Common Shares generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by us may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of our Common Shares should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by us to them will be exempt from federal income tax if a QEF election is made.

Disposition of Common Shares

General Rule.  Subject to the PFIC Rules discussed further below, a U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by us equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Under current law, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.  As discussed below, we believe we are a PFIC.

The Corporation may be a Passive Foreign Investment Company

General Discussion.  We believe that we qualify as a PFIC, within the meaning of sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2010, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.  As stated above, we believe that under these tests the Corporation would be classified as a PFIC for the fiscal year ended December 31, 2010.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) paid by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by us, then we will continue to be treated as a PFIC with respect to such common shares, even if we cease meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “market-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his Common Shares will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if we qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our earnings and profits as of the qualification date.  The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to our company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC.  Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares.  Therefore, if such U.S. Holder reacquires an interest in our company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by us while we are a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Information Filing

Each U.S. Holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest.  In addition, U.S. Holders must file such other annual information as may be required by the U.S. Treasury Department in subsequent guidance.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of our company as a CFC would affect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by us may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income.  Under current law, there are only two baskets, “passive category income” and “general category income.”  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive category income”.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by us.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Backup withholding is not an additional tax.  Rather, the amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our shares.

2010 Legislative Developments

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, the Company may require U.S. Holders to provide certain tax and reporting information necessary for the Company to comply with new reporting obligations. If a U.S. Holder does not provide such information, the U.S. Holder will generally be subject to U.S. withholding tax on payments made by the Company after January 1, 2013 in accordance with this new legislation.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS.

Not applicable.

H.

DOCUMENTS ON DISPLAY.

We filed a registration statement on Form 20-F filed the SEC in Washington, D.C. (Registration No. 000-30084) on June 4, 1999, which became effective August 3, 1999.  The Registration Statement contains exhibits and schedules.  Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

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

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company of any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable.

B.

USE OF PROCEEDS.

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of February 28, 2011, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our management, including Mr. John Robertson, our Chief Executive Officer, and Jane He, our Chief Financial Officer.

As of February 28, 2011, management conducted an evaluation of our disclosure controls and procedures pursuant to the Exchange Act. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of February 28, 2011.

The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. We intend to remediate the material weaknesses as set out below.

Management’s Annual Report on Internal Control over Financial Reporting

Our Board of Directors and Audit Committee are responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our Chief Executive Officer, Mr. John Robertson, and our Chief Financial Officer, Jane He, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of February 28, 2011.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at February 28, 2011 due to inadequate segregation of duties and effective risk assessment.

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

Attestation Report on Internal Control over Financial Reporting

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the fiscal year ended February 28, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the SEC.

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

On this, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics which sets forth legal and ethical standards of conduct for employees, officers, directors and consultants that render material activities on behalf of our company and our subsidiaries, including the principal executive officer and senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions).  This code is intended to deter wrongdoing and to promote the conduct of all our business in accordance with high standards of integrity and in compliance with all applicable laws and regulations.  This code applies to us and all of our subsidiaries and other business entities controlled by us worldwide. A copy of this code was filed with our Form 6-K filed on March 16, 2011 and is posted on our website (www.linuxgoldcorp.com), can be located under the Company’s profile on SEDAR at www.sedar.com and will be provided to any person without charge, upon request by mail, but may also be made by telephone, facsimile or other electronic means of communication.

Additionally, directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in our best interests.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by our audit firm for various services. “Audit fees” are fees billed by our external auditors for services provided in auditing our annual consolidated financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by us to our auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees $	Audit Related Fees $	Tax Fees $	All Other Fees $
February 28, 2011	15,000	Nil	Nil	Nil
February 28, 2010	15,000	Nil	Nil	Nil

From time to time, our management recommends to and requests approval from the Audit Committee for non-audit services to be provided by our auditors.  The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage our auditors for such non-audit services, with set maximum dollar amount for each itemized service.  During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE.

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

Page

Audited Financial Statements for the years

F-1 – F22

Ended February 28, 2011, 2010 and 2009

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements, together with the reports of ACAL Group, Chartered Accountants, on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

▪

Report of Independent Registered Public Accounting Firm of ACAL Group, Chartered Accountants, dated June 28, 2011

▪

Consolidated Balance Sheets as at February 28, 2011 and February 28, 2010

▪

Consolidated Statements of Operations and Comprehensive Loss as at February 28, 2011, February 28, 2010 and February 28, 2009

▪

Consolidated Statements of Cash Flows as at February 28, 2011, February 28, 2010 and February 28, 2009

▪

Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 28, 2011

▪

Notes to the Consolidated Financial Statements as at February 28, 2011, February 28, 2010 and February 28, 2009

ITEM 19.

EXHIBITS

EXHIBIT #
1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)

EXHIBIT #
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
4.12	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2009	(11)
4.13	Premises Lease Agreement between Linux Gold Corp. and Pensionfund Realty Limited dated November 1, 2009	(11)
4.14	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Coho Claims, Alaska	(11)
4.15	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Trout Claims, Alaska	(11)
4.16	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2010	(11)
11.1	Code of Business Conduct and Ethics	(12)
12.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
12.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
13.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
13.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
15.1	Consent of Independent Registered Public Accounting Firm	(13)

(1)

incorporated by reference to our Registration Statement on Form 20-F filed on June 4, 1999 with the SEC

(2)

incorporated by reference to our Amendment No. 1 to the Registration Statement dated July 22, 1999

(3)

incorporated by reference to our annual report on Form 20-F filed on September 14, 2000

(4)

incorporated by reference to our annual report on Form 20-F filed on July 14, 2001

(5)

incorporated by reference to our annual report on Form 20-F filed on August 25, 2003

(6)

incorporated by reference to our annual report on Form 20-F filed on July 19, 2004

(7)

incorporated by reference to our annual report on Form 20-F filed on July 19, 2005

(8)

incorporated by reference to our annual report on Form 20-F filed on July 23, 2007

(9)

incorporated by reference to our annual report on Form 20-F filed on September 2, 2008

(10)

incorporated by reference to our annual report on Form 20-F filed on September 14, 2009

(11)

incorporated by reference to our annual report on Form 20-F filed on June 6, 2010

(12)

incorporated by reference to our Form 6-K filed on March 16, 2011

(13)

filed herewith in this annual report on Form 20-F

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
Registrant

Dated:	September 7, 2011	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board and Director

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

28 February 2011

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

ACAL GROUP

T: 604.683.3850

CHARTERED ACCOUNTANTS

F: 604.688.8479

PCAOB & CPAB Registrant

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:

the Board of Directors and Stockholders of

Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (the “Company”) (An Exploration Stage Company) as of February 28, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended February 28, 2011 and 2010 and the period from inception of exploration stage on March 1, 2003 through February 28, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the period from inception of exploration stage on March 1, 2003 through February 28, 2009 were reported upon by other auditors whose report, dated June 15, 2009, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern.  The consolidated financial statements of the Company for the period from inception of exploration stage on March 1, 2003 through February 28, 2009 reflect a net loss of $7,929,887 of the accumulated deficit as of February 28, 2010.  The other auditors’ report have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2011 and 2010, and the results of its operations and its cash flows for the years ended February 28, 2011 and 2010 and the period from inception of exploration stage on March 1, 2003 through February 28, 2011 in conformity with accounting principles generally accepted in the United States of America.

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

As described in Note 15, the consolidated financial statements for the year ended February 28, 2010 have been restated.

 “ACAL Group”

Chartered Accountants

Vancouver, British Columbia

June 28, 2011

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	As at 28 February 2011 $	As at 28 February 2010 (Restated Note 15) $
Assets
Current
Cash and cash equivalents	2,210	182
Goods and services tax receivable	5,300	3,922
Marketable securities (Note 3)	102,255	191,330
Prepaid expenses and deposits	3,738	3,863

	113,503	199,297

Property and equipment (Note 4)	5,326	6,947

	118,829	206,244

Liabilities

Current
Accounts payable (Note 6)	90,170	131,628
Accrued liabilities	19,500	19,000
Due to related parties (Note 7)	350,964	313,490
Current derivative liabilities (Note 13)	138,465	8,939

	599,099	473,057

Non-current derivative liabilities (Note 13)	-	475,419

Stockholders’ deficit
Capital stock (Note 9)
Authorized
200,000,000 common shares without par value
Issued and outstanding
28 February 2011 – 97,893,825 common shares
28 February 2010 – 92,650,825 common shares	13,573,641	13,407,308
Donated capital	478,566	423,030
Accumulated other comprehensive loss	-	(76,687)
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,008,332)	(6,971,738)

	(480,270)	(742,232)

	118,829	206,244

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 14)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2011	For the year ended 28 February 2011	For the year ended 28 February 2010 (Restated – Note 15)	For the year ended 28 February 2009
	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	30,668	1,621	2,151	2,867
Bad debt expense	84,952	-	-	-
Consulting and subcontracts	1,692,480	137,398	137,281	124,751
Filing and regulatory fees	172,075	13,261	18,841	22,034
Foreign exchange loss (gain)	(38,470)	(2,938)	(26,010)	29,459
Imputed interest (Note 7)	273,066	55,536	39,069	26,143
Interest expense	2,302,583	-	-	-
Management fees (Note 8)	244,750	30,000	30,000	30,000
Mineral property exploration and development costs (Note 5)	1,920,338	54,276	50,975	61,885
Office, rent and telephone	735,601	38,759	39,167	57,228
Professional fees	448,943	34,456	37,323	79,189
Travel and promotion	981,096	23,570	77,825	104,249

Net loss before other items	(9,053,324)	(385,939)	(406,622)	(537,805)

Other items
Realized gain (loss) on sale of marketable security	56,146	(1,306)	57,452	-
Realized (loss) on reallocation from Accumulated Other Comprehensive Loss	(91,303)	(30,900)	(60,403)	-
Impairment on available-for-sale investments	(57,837)	(57,837)	-	-
Fair value adjustment of derivative liabilities	1,807,110	439,388	343,588	-
Mineral property acquisition costs written off	(126,417)	-	-	-
Accounts payable written off	46,281	-	-	-
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	-	-	1,604

Net loss for the period	(7,008,332)	(36,594)	(65,985)	(536,201)

Basic and diluted net loss per share		(0.00)	(0.00)	(0.01)

Weighted average number of common shares used in per share calculations		94,040,367	89,464,012	86,536,209

Comprehensive loss
Net loss for the period	(7,008,332)	(36,594)	(65,985)	(536,201)
Loss realized on investments disposal transferred to earning	91,303	30,900	60,403	-
Unrealized holding gain (loss) on available-for-sale investments	(91,303)	45,787	130,910	(208,000)

Comprehensive income (loss)	(7,008,332)	40,093	125,328	(744,201)

Comprehensive loss per share		(0.00)	(0.00)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2011	For the year ended 28 February 2011	For the year ended 28 February 2010	For the year ended 28 February 2009
	$	$	$	$
Cash flows used in operating activities
Net loss for the period	(7,008,332)	(36,594)	(65,985)	(536,201)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	30,668	1,621	2,151	2,867
Receipt of marketable securities for property	(16,000)	-	-	-
Accretion of discount on convertible debt	2,291,794	-	-	-
Bad debt expense	84,952	-	-	-
Imputed interest	273,066	55,536	39,069	26,143
Accounts payable written off	(46,281)	-	-	-
Mineral property acquisition costs written off	126,417	-	-	-
Stock-based compensation	269,845	505	790	-
Shares issued for services	120,000	-	-	-
Shares issued for settlement of rent obligation	19,200	-	-	-
Impairment on investments	57,837	57,837	-	-
Fair value adjustment of derivative liabilities	(1,807,110)	(439,388)	(343,588)	-
Net loss on sale of marketable securities	35,157	32,206	2,951	-
Income from discontinued operations	(369,213)	-	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	39,605	(1,378)	4,016	(3,647)
Prepaid expenses and deposits	(3,247)	125	149	14,419
Accounts payable and accrued liabilities	(169,209)	(40,958)	(38,159)	(120,587)
Due to related parties	293,384	37,474	102,350	(15,657)

	(5,572,225)	(333,014)	(296,256)	(632,663)

Cash flows used in investing activities
Mineral interest acquisition costs	(66,417)	-	-	-
Disposal (purchase) of marketable securities	(99,249)	75,719	75,032	-
Purchase of property and equipment	(35,994)	-	-	-

	(201,660)	75,719	75,032	-
Cash flows from financing activities
Advances from related parties	16,238	-	-	-
Debt issue costs	(205,242)	-	-	-
Proceeds from convertible debt	2,226,251	-	-	-
Repayment of debt	(153,400)	-	-	-
Proceeds from issuance of common shares	3,921,971	267,810	207,512	713,842
Share subscriptions received	52,277	-	-	(40,062)
Share issue costs	(93,134)	(8,487)	-	(35,459)

	5,764,961	259,323	207,512	638,321

Increase (decrease) in cash and cash equivalents	(8,924)	2,028	(13,712)	5,658

Cash and cash equivalents, beginning of period	11,134	182	13,894	8,236

Cash and cash equivalents, end of period	2,210	2,210	182	13,894

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

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), continued

(Expressed in Canadian Dollars)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulated from prior operations	Deficit accumulated during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficit)
		$	$	$	$	$	$	$

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares	-	205,975	-	-	-	-	-	205,975
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)
Cumulative effect related to the adoption of ASC 815-40 (Note 15)	-	(1,568,889)	-	-	-	1,024,134	-	(544,755)
Common stock issued for cash	5,000,000	85,277	-	-	-	-	-	85,277
Fair value of warrants issued with common shares	-	122,235	-	-	-	-	-	122,235
Transfer derivative liabilities for warrants issued and extended in the year	-	(283,191)	-	-	-	-	-	(283,191)
Imputed interest	-	-	-	39,069	-	-	-	39,069
Stock-based compensation	-	790	-	-	-	-	-	790
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	60,403	60,403
Marketable securities adjustment	-	-	-	-	-	-	130,910	130,910
Net loss for the year (Restated – Note 15)	-	-	-	-	-	(65,985)	-	(65,985)

Balance at 28 February 2010 (Restated – Note 15)	92,650,825	13,407,308	-	423,030	(7,524,145)	(6,971,738)	(76,687)	(742,232)

Common stock issued for cash	5,243,000	165,828	-	-	-	-	-	165,828
Fair value of warrants issued with common shares	-	93,495	-	-	-	-	-	93,495
Transfer derivative liabilities for warrants issued in the year	-	(93,495)	-	-	-	-	-	(93,495)
Imputed interest	-	-	-	55,536	-	-	-	55,536
Stock-based compensation	-	505	-	-	-	-	-	505
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	30,900	30,900
Marketable securities adjustment	-	-	-	-	-	-	45,787	45,787
Net loss for the period	-	-	-	-	-	(36,594)	-	(36,594)

Balance at 28 February 2011	97,893,825	13,573,641	-	478,566	(7,524,145)	(7,008,332)	-	(480,270)

The accompanying notes are an integral part of these consolidated financial statements.

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

The Company’s consolidated financial statements as at 28 February 2011 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $36,594 for the year ended 28 February 2011 (28 February 2010 – $65,985) and has a working capital deficit of $485,596 at 28 February 2011 (28 February 2010 – $273,760).

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

At 28 February 2011, the Company has suffered losses from exploration stage activities to date.  Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

2.

Significant Accounting Policies (continued)

Stock-based compensation

The Company records stock-based compensation in accordance with FASB ASC 718 “Compensation – Stock Compensation” which establishes accounting for stock-based payment transactions for employee services and goods and services received from non-employees.

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

2.

Significant Accounting Policies (continued)

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

2.

Significant Accounting Policies (continued)

Fair value measurement (continued)

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

Comprehensive loss

FASB ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at 28 February 2011 and 2010, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

2.

Significant Accounting Policies (continued)

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

2.

Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In May 2009, the FASB announced the issuance of FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, Subsequent Events.  FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports.  Rather, FASB ASC 855 introduces the concept of financial statements being available to be issued.  Financial statements are considered available to be issued when they complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.  The Company has already adopted this policy and its full disclosure is included in Note 14.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (ASC 718)”, which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The Update provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the impact of this update on the financial statements.

3.

Marketable Securities

	28 February 2011	28 February 2010
	Cost	Fair value	Cost	Fair value
	$	$	$	$

601,500 (28 February 2010 – 1,007,000) common shares of Teryl Resources Corp.	160,092	102,255	268,017	191,330

During the year ended 28 February 2011 a total of 405,500 (2010 – 293,000) shares of Teryl Resources Corp. were sold for total proceeds of $75,720 (2010 - $75,032) with total cost of $107,925.

4.

Property and Equipment

			Net book value
	Cost	Accumulated Amortization	28 February 2011	28 February 2010
	$	$	$	$

Office furniture	11,194	7,493	3,701	4,627
Vehicle	15,531	13,906	1,625	2,320

	26,725	21,399	5,326	6,947

4.

Property and Equipment (continued)

During the year ended February 28, 2011, total additions to property, plant and equipment were $nil (2010 - $nil).

5.

Mineral Properties

Alaska Mineral Properties

Dime Creek Property

The Company has 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

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

The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest.  The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement.  All other terms of the original agreement remain the same.  Subsequently, the Company entered into a further agreement with Teryl to extend the term of the original agreement until 5 March 2012.

Trout Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

5.

Mineral Properties (continued)

Trout Claims (continued)

-

Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

-

Annual work commitment of US$10,000;

-

Consideration to the Owner on August 1 of each of the five years:

▪

2011: C

▪

ash payment of US$5,000

▪

2012: Cash payment of US$10,000

▪

2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪

2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪

2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

-

Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

-

Annual work commitment of US$10,000;

-

Consideration to the Owner on August 1 of each of the five years:

▪

2011: Cash payment of US$5,000

▪

2012: Cash payment of US$10,000

▪

2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪

2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪

2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for years ended February 28, 2011 and 2010:

5.

Mineral Properties (continued)

	For the Year Ended February 28, 2011	For the Year Ended February 28, 2010	For the Year Ended February 28, 2009
	$	$	$
Exploration and development costs
Assaying	16,046	1,910	363
Field supplies and other	-	212	-
Geological consulting	3,041	7,837	14,121
Staking and recording fees	35,189	41,016	47,401
Transportation	-	-	-

	54,276	50,975	61,885

6.

Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.

Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  During the year ended February 28, 2011, imputed interest at 15%, totalling $55,536 (2010 - $39,069) was charged to operations and treated as donated capital (Note 11).  As at February 28, 2011, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

	February 28, 2010	Advances (repayments)	February 28, 2011
	$	$	$

Access Information	1,106	(1,106)	-
Imaging Technologies	1,018	(1,018)	-
Information Highway.com	2,500	(2,500)	-
IAS Energy, Inc.	1,700	(1,700)	-
JGR Petroleum, Inc.	102,760	14,217	116,977
John Robertson	-	10,290	10,290
KLR Petroleum Ltd.	32,868	(10,155)	22,713
Rainbow Networks	4,369	(4,369)	-
Reg Technologies Inc.	1,210	(1,210)	-
REGI U.S., Inc.	1,176	(1,176)	-
SMR Investments Ltd.	49,450	32,000	81,450
Teryl Resources Corp.	115,333	4,201	119,534

	313,490	37,474	350,964

8.

Related Party Transactions

Pursuant to a management services agreement, during the year ended February 28, 2011 the Company paid or accrued management fees of $30,000 (2010 - $30,000) to a company of which the President of the Company is a director.  At February 28, 2011, the Company had an outstanding balance of $81,450 (2010 - $49,450) owed to this related party.

During the year ended February 28, 2011, the Company paid or accrued investor relations fees of $2,500 (2010 - $3,500) to a company related to the Company by way of a common director.

During the year ended February 28, 2011, the Company paid consulting fees of $15,190 (2010 - $14,362) to a company where the President of the Company is a director.

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

Issued and outstanding

  The total issued and outstanding capital stock is 97,893,825 common shares without par value.

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

On November 9, 2010 the Company issued 2,473,000 units pursuant to a private placement at a price of US$0.05 per unit for gross proceeds of $126,377 (US$123,650).  Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing. The Company allocated $84,480 to the common shares and $41,897 to the share purchase warrants based on the relative fair values.

9.

Capital Stock (continued)

Issued and outstanding (continued)

On December 6, 2010 the Company issued 2,770,000 units pursuant to a private placement at a price of US$0.05 per unit for gross proceeds of $141,433 (US$138,500).  Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing. The Company allocated $89,835 to the common shares and $51,598 to the share purchase warrants based on the relative fair values.

Warrants

On June 1, 2009, the Company extended the expiry date of 1,412,500 share purchase warrants issued on June 1, 2008 to June 1, 2010, resulting in a further $26,335 allocated to these warrants. The additional fair value of warrants was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.01%, expected life of 1 year, annualized volatility of 193.40% and expected dividend of 0%.

On June 5, 2009 the Company extended the expiry date of 4,055,000 share purchase warrants issued on June 5, 2008 to June 5, 2010, resulting in a further $123,476 allocated to the value of these warrants. The additional fair value of warrants was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.31%, expected life of 1 year, annualized volatility of 194.66% and expected dividend of 0%.

The following share purchase warrants were outstanding at February 28, 2011:

Expiry date	Exercise price	Number of warrants	Remaining contractual life
	US$		(years)

May 8, 2011*	0.20	9,275,000	0.19
June 28, 2011*	0.20	3,125,000	0.33
October 19, 2011	0.075/0.10	5,000,000	0.63
November 9, 2011	0.075	2,473,000	0.70
December 6, 2011	0.075	2,770,000	0.77
		22,643,000	0.43

* These warrants were issued with a private placement financing during May, 2006. These warrants were subject to a price adjustment clause whereby any future equity financing at a share price less than the exercise price of the warrants would result in the re-pricing of the warrants exercise price to equal the share price of the financing and additional warrants would be issued so that the aggregate exercise price of the re-priced warrants would equal the aggregate exercise price of the originally issued warrants. Subsequent to February 28, 2011, these warrants expired (Note 14).

9.

Capital Stock (continued)

Warrants (continued)

The following is a summary of the Company’s warrant activities during the year ended February 28, 2011:

	Number of warrants	Weighted average exercise price
		US$

Outstanding and exercisable at February 28, 2010	23,367,500	0.18
Issued	5,243,000	0.075
Expired	(5,967,500)	0.15

Outstanding and exercisable at February 28, 2011	22,643,000	0.16

Weighted average fair value of warrants issued during the year	-	0.018

The weighted average fair value of warrants issued during the year ended February 28, 2011 was $0.018 per warrant.  The fair value of each warrant granted was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.27%-1.31%, expected life of 1 year, annualized volatility of 149%-154% and expected dividend of 0%.

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

9.

Capital Stock (continued)

Stock Options (continued)

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

During the year ended February 28, 2011, the Company recorded stock-based compensation of $505 (2010 - $791) for options granted.

The following stock options were outstanding and exercisable at February 28, 2011:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable	Remaining contractual life
	US$			(years)

August 9, 2011	0.35	1,500,000	375,000	0.44
November 2, 2011	0.25	25,000	6,250	0.67
December 8, 2011	0.25	50,000	12,500	0.77
November 7, 2012	0.31	50,000	12,500	1.69
February 21, 2013	0.10	1,525,000	381,250	1.98
April 22, 2014	0.10	75,000	18,750	3.14
December 18, 2014	0.10	25,000	6,250	3.81
April 19, 2015	0.10	50,000	12,500	4.14

		3,300,000	825,000	1.32

The following is a summary of the Company’s stock option activities during the year ended February 28, 2011:

9.

Capital Stock (continued)

Stock Options (continued)

	Number of options	Weighted average exercise price
		US$

Outstanding at February 28, 2010	3,250,000	0.22

Granted	50,000	0.10

Outstanding at February 28, 2011	3,300,000	0.22

Exercisable at February 28, 2011	825,000	0.22

Weighted average fair value of stock options granted during the period		0.01

The fair value of each option granted was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following assumptions:

	For the Year ended February 28, 2011	For the Year ended February 28, 2010

Risk free interest rate	3.02%	1.63 - 2.32%
Expected life	5 years	4 – 5 years
Annualized volatility	126.59%	78.17 – 124.38%
Expected dividends	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.

Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. The agreement is renewed for one year at $3,690 per month for the duration of November 1, 2010 to October 31, 2011.

11.

Supplemental Disclosures With Respect to Cash Flows

	Cumulative from inception of exploration stage on 1 March 2003 to February 28, 2011	For the year ended February 28, 2011	For the year ended February 28, 2010	For the year ended February 28, 2009
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended February 28, 2011, imputed interest at 15% per annum totalling $55,536 (2010 - $39,069) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

12.

Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2011 $	2010 $

Loss before income taxes	(36,594)	(65,985)
Canadian federal and provincial income tax rates	28%	29%

Income tax recovery based on the above rates	(10,246)	(19,136)

Increase due to:
Non-deductible and deductible items	21,198	(85,788)
Expiry of non-capital losses	86,857	7,049
Change in valuation allowance	(96,696)	83,402
Change in statutory tax rates	(1,113)	14,473

Income tax recovery	-	-

12.

Income Taxes (continued)

The components of future income taxes are as follows:

	2011 $	2010 $

Future income tax assets

Non-capital losses	758,377	860,049
Mineral property costs	687,421	673,852
Property and equipment	3,953	3,548
Marketable securities and other	17,269	26,267

Total future income tax assets	1,467,020	1,563,716
Valuation allowance	(1,467,020)	(1,563,716)

Net future income tax assets	-	-

The Company has non-capital loss carry-forwards of approximately $3,033,509 that may be available for tax purposes.  The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2015	311,763
2026	402,360
2027	1,036,715
2028	417,682
2029	472,218
2030	392,771

3,033,509

Additionally, the Company has approximately $2,749,683 of development expenses and exploration expenditures as at February 28, 2011 which, under certain circumstances, may be utilized to reduce taxable income of future years. The Company also has approximately $35,157 of capital losses that may be carried forward and applied against future capital gains. The potential income tax benefits of these losses have been offset by a full valuation allowance.

13.

Derivative Liabilities

Derivate liabilities consist of warrants that were originally issued in private placements that have exercise prices denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) (Note 15). The fair value of these warrants as at February 28, 2011 is $138,465 (2010 - $484,358). The fair value of warrants as at February 28, 2011 was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.00%-1.27% (2010 – 0.19-1.12% ), expected life of 0.19 year-0.77 year (2010 – 0.07-1.63 years), volatility of 167.66% (2010 – 131.81%) and expected dividend of 0% (2010 – 0%).

14.

Subsequent Events

Stock Options Granted

On April 14, 2011 the Company granted to a consultant of the Company 400,000 stock options exercisable into the Company’s common shares at a price of US$0.10 per share for five years expiring April 14, 2016.

Warrants Expired

As of the issuance date of these consolidated financial statements, 12,400,000 warrants with exercise prices of $0.20 expired, unexercised.

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.

15.

Restatement

The consolidated financial statements for the year ended February 28, 2010 have been restated to account for the accounting for warrants that were issued in connection with a previous private placement. The exercise price of these warrants is denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) and therefore these warrants cannot be considered to be indexed to the Company’s own stock. Accordingly the fair value of the warrants must be accounted for as a derivative liability with changes in fair value recorded in the consolidated statement of operations.

The effect of the resulting adjustments on the company’s consolidated financial statements for the year ended February 28, 2010 is as follows:

15.

Restatement (continued)

	As previously reported	Adjustment	As Restated
Consolidated Balance Sheet as at February 28, 2010
Current derivative liabilities	$ -	$ 8,939	$ 8,939
Non-current derivative liabilities	-	475,419	475,419
Capital stock	15,259,388	(1,852,080)	13,407,308
Deficit, accumulated during the exploration stage	(8,339,460)	1,367,722	(6,971,738)

Consolidated Statement of Operations and Comprehensive Loss for the year end February 28, 2010
Fair value adjustment of derivative liabilities	-	(343,588)	(343,588)
Net loss	(409,573)	343,588	(65,985)
Loss per share	(0.01)	0.01	(0.00)

The fair value adjustment on derivative liabilities has no effect on the Company’s consolidated statement of cash flows for the year end February 28, 2010.