Form 20-F/A
period 2011-02-28
LINUX GOLD CORP
filed 2012-05-14
CIK 1088158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

(Amending Item 8)

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

[  ] Yes [X] No

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

[X] Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP	[ ] International Financial Reporting Standards as issued	[ ] Other by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17. [  ] Item 18. [X]

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

PART I

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

None.

2

ITEM 19.   EXHIBITS

EXHIBIT #
1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
4.12	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2009	(11)
4.13	Premises Lease Agreement between Linux Gold Corp. and Pensionfund Realty Limited dated November 1, 2009	(11)
4.14	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Coho Claims, Alaska	(11)
4.15	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Trout Claims, Alaska	(11)
4.16	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2010	(11)
11.1	Code of Business Conduct and Ethics	(12)
12.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
12.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
13.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
13.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
15.1	Consent of Independent Registered Public Accounting Firm	(13)

(1)	incorporated by reference to our Registration Statement on Form 20-F filed on June 4, 1999 with the SEC
(2)	incorporated by reference to our Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to our annual report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to our annual report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to our annual report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to our annual report on Form 20-F filed on September 2, 2008
(10)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2009
(11)	incorporated by reference to our annual report on Form 20-F filed on June 6, 2010
(12)	incorporated by reference to our Form 6-K filed on March 16, 2011
(13)	filed herewith in this amended annual report on Form 20-F

3

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
Registrant

Dated: May 11, 2012	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board and Director

4

Linux Gold Corp.

(An Exploration Stage Company)

Amended Consolidated Financial Statements

(Expressed in Canadian Dollars)

28 February 2011

5

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850 F: 604.688.8479	ACAL GROUP CHARTERED ACCOUNTANTS PCAOB & CPAB Registrant

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	the Board of Directors and Stockholders of
Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (the “Company”) (An Exploration Stage Company) as of February 28, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended February 28, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended February 28, 2009 were reported upon by other auditors whose report, dated June 15, 2009, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The other auditors’ report have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the report of such other auditors.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2011 and 2010, and the results of its operations and its cash flows for the years ended February 28, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

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

As described in Note 16, the consolidated statements of operations and comprehensive loss and cash flows for the period from inception of exploration stage on March 1, 2003 through February 28, 2011, and the consolidated statements of stockholders’ equity (deficit) for the period from March 1, 2003 through February 28, 2008 with the related disclosures in the Notes have been marked as “Unaudited”.

“ACAL Group”
Chartered Accountants

Vancouver, British Columbia

June 28, 2011, (except as to Note 16 which is as of May 10, 2012)

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

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2011 (Unaudited)	For the year ended 28 February 2011	For the year ended 28 February 2010 (Restated – Note 15)	For the year ended 28 February 2009
	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	30,668	1,621	2,151	2,867
Bad debt expense	84,952	-	-	-
Consulting and subcontracts	1,692,480	137,398	137,281	124,751
Filing and regulatory fees	172,075	13,261	18,841	22,034
Foreign exchange loss (gain)	(38,470)	(2,938)	(26,010)	29,459
Imputed interest (Note 7)	273,066	55,536	39,069	26,143
Interest expense	2,302,583	-	-	-
Management fees (Note 8)	244,750	30,000	30,000	30,000
Mineral property exploration and development costs (Note 5)	1,920,338	54,276	50,975	61,885
Office, rent and telephone	735,601	38,759	39,167	57,228
Professional fees	448,943	34,456	37,323	79,189
Travel and promotion	981,096	23,570	77,825	104,249

Net loss before other items	(9,053,324)	(385,939)	(406,622)	(537,805)

Other items
Realized gain (loss) on sale of marketable security	56,146	(1,306)	57,452	-
Realized (loss) on reallocation from Accumulated Other Comprehensive Loss	(91,303)	(30,900)	(60,403)	-
Impairment on available-for-sale investments	(57,837)	(57,837)	-	-
Fair value adjustment of derivative liabilities	1,807,110	439,388	343,588	-
Mineral property acquisition costs written off	(126,417)	-	-	-
Accounts payable written off	46,281	-	-	-
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	-	-	1,604

Net loss for the period	(7,008,332)	(36,594)	(65,985)	(536,201)

Basic and diluted net loss per share		(0.00)	(0.00)	(0.01)

Weighted average number of common shares used in per share calculations		94,040,367	89,464,012	86,536,209

Comprehensive loss
Net loss for the period	(7,008,332)	(36,594)	(65,985)	(536,201)
Loss realized on investments disposal transferred to earning	91,303	30,900	60,403	-
Unrealized holding gain (loss) on available-for-sale investments	(91,303)	45,787	130,910	(208,000)

Comprehensive income (loss)	(7,008,332)	40,093	125,328	(744,201)

Comprehensive loss per share		(0.00)	(0.00)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 28 February 2011 (Unaudited)	For the year ended 28 February 2011	For the year ended 28 February 2010	For the year ended 28 February 2009
	$	$	$	$
Cash flows used in operating activities
Net loss for the period	(7,008,332)	(36,594)	(65,985)	(536,201)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	30,668	1,621	2,151	2,867
Receipt of marketable securities for property	(16,000)	-	-	-
Accretion of discount on convertible debt	2,291,794	-	-	-
Bad debt expense	84,952	-	-	-
Imputed interest	273,066	55,536	39,069	26,143
Accounts payable written off	(46,281)	-	-	-
Mineral property acquisition costs written off	126,417	-	-	-
Stock-based compensation	269,845	505	790	-
Shares issued for services	120,000	-	-	-
Shares issued for settlement of rent obligation	19,200	-	-	-
Impairment on investments	57,837	57,837	-	-
Fair value adjustment of derivative liabilities	(1,807,110)	(439,388)	(343,588)	-
Net loss on sale of marketable securities	35,157	32,206	2,951	-
Income from discontinued operations	(369,213)	-	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	39,605	(1,378)	4,016	(3,647)
Prepaid expenses and deposits	(3,247)	125	149	14,419
Accounts payable and accrued liabilities	(169,209)	(40,958)	(38,159)	(120,587)
Due to related parties	293,384	37,474	102,350	(15,657)

	(5,572,225)	(333,014)	(296,256)	(632,663)

Cash flows used in investing activities
Mineral interest acquisition costs	(66,417)	-	-	-
Disposal (purchase) of marketable securities	(99,249)	75,719	75,032	-
Purchase of property and equipment	(35,994)	-	-	-

	(201,660)	75,719	75,032	-
Cash flows from financing activities
Advances from related parties	16,238	-	-	-
Debt issue costs	(205,242)	-	-	-
Proceeds from convertible debt	2,226,251	-	-	-
Repayment of debt	(153,400)	-	-	-
Proceeds from issuance of common shares	3,921,971	267,810	207,512	713,842
Share subscriptions received	52,277	-	-	(40,062)
Share issue costs	(93,134)	(8,487)	-	(35,459)

	5,764,961	259,323	207,512	638,321

Increase (decrease) in cash and cash equivalents	(8,924)	2,028	(13,712)	5,658

Cash and cash equivalents, beginning of period	11,134	182	13,894	8,236

Cash and cash equivalents, end of period	2,210	2,210	182	13,894

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Expressed in Canadian Dollars)
(with the period from March 1, 2003 to February 28, 2008 unaudited)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulate from prior operations	Deficit accumulate during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficit)
		$	$	$	$	$	$	$

Balance from prior operations at 1 March 2003	57,458,413	6,804,412	-	205,500	(7,524,145)	-	-	(514,233)
Common stock issued for mineral property	175,000	17,500	-	-	-	-	-	17,500
Common stock issued for services	1,000,000	100,000	-	-	-	-	-	100,000
Common stock issued for settlement of rent obligation	200,000	19,200	-	-	-	-	-	19,200
Options exercised	150,000	19,812	-	-	-	-	-	19,812
Warrants exercised	1,300,000	280,922	-	-	-	-	-	280,922
Imputed interest	-	-	-	22,960	-	-	-	22,960
Marketable securities adjustment	-	-	-	-	-	-	44,000	44,000
Net loss for the year	-	-	-	-	-	(3,738)	-	(3,738)

Balance at 29 February 2004	60,283,413	7,241,846	-	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral property	125,000	45,384	-	-	-	-	-	45,384
Common stock issued for cash	4,205,610	860,089	-	-	-	-	-	860,089
Options exercised	87,500	10,606	-	-	-	-	-	10,606
Warrants exercised	250,000	37,500	-	-	-	-	-	37,500
Imputed interest	-	-	-	35,013	-	-	-	35,013
Stock-based compensation	-	82,000	-	-	-	-	-	82,000
Marketable securities adjustment	-	-	-	-	-	-	(54,000)	(54,000)
Net loss for the year	-	-	-	-	-	(748,369)	-	(748,369)

Balance at 29 February 2005	64,951,523	8,277,425	-	263,473	(7,524,145)	(752,107)	(10,000)	254,646
Common stock issued for mineral property	50,000	20,500	-	-	-	-	-	20,500
Common stock issued for cash	3,100,000	715,127	-	-	-	-	-	715,127
Options exercised	93,750	10,838	-	-	-	-	-	10,838
Warrants exercised	92,500	21,825	-	-	-	-	-	21,825
Share issue costs	-	(42,571)	-	-	-	-	-	(42,571)
Imputed interest	-	-	-	31,722	-	-	-	31,722
Stock-based compensation	-	2,280	-	-	-	-	-	2,280
Marketable securities adjustment	-	-	-	-	-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	(810,105)	-	(810,105)

Balance at 28 February 2006	68,287,773	9,005,424	-	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Subscriptions received	-	-	52,277	-	-	-	-	52,277
Common stock issued for debt	2,586,076	644,749	-	-	-	-	-	644,749
Options exercised	323,750	75,670	-	-	-	-	-	75,670
Warrants exercised	52,500	15,329	(14,600)	-	-	-	-	729
Share issue costs	-	(2,613)	-	-	-	-	-	(2,613)
Imputed interest	-	-	-	53,657	-	-	-	53,657
Intrinsic value of beneficial conversion feature of convertible debentures	-	963,670	-	-	-	-	-	963,670
Fair value of warrants issued with convertible debentures	-	1,262,580	-	-	-	-	-	1,262,580
Stock-based compensation	-	109,228	-	-	-	-	-	109,228
Marketable securities adjustment	-	-	-	-	-	-	(130,000)	(130,000)
Net loss for the year	-	-	-	-	-	(3,571,183)	-	(3,571,183)

Balance at 28 February 2007	71,250,099	12,074,037	37,677	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)
Subscriptions received	-	-	40,062	-	-	-	-	40,062
Common stock issued for debt redemption	8,378,226	1,493,911	-	-	-	-	-	1,493,911
Common stock issued for cash	2,825,000	615,195	(52,277)	-	-	-	-	562,918
Options exercised	212,500	24,020	-	-	-	-	-	24,020
Warrants exercised	430,000	94,501	14,600	-	-	-	-	109,101
Share issue costs	-	(4,003)	-	-	-	-	-	(4,003)
Imputed interest	-	-	-	8,966	-	-	-	8,966
Stock-based compensation	-	75,042	-	-	-	-	-	75,042
Marketable securities adjustment	-	-	-	-	-	-	78,000	78,000
Net loss for the year	-	-	-	-	-	(2,260,291)	-	(2,260,291)

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit), continued
(Expressed in Canadian Dollars)
(with the period from March 1, 2003 to February 28, 2008 unaudited)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulate from prior operations	Deficit accumulate during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficit)
		$	$	$	$	$	$	$

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares	-	205,975	-	-	-	-	-	205,975
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)
Cumulative effect related to the adoption of ASC 815-40 (Note 15)	-	(1,568,889)	-	-	-	1,024,134	-	(544,755)
Common stock issued for cash	5,000,000	85,277	-	-	-	-	-	85,277
Fair value of warrants issued with common shares	-	122,235	-	-	-	-	-	122,235
Transfer derivative liabilities for warrants issued and extended in the year	-	(283,191)	-	-	-	-	-	(283,191)
Imputed interest	-	-	-	39,069	-	-	-	39,069
Stock-based compensation	-	790	-	-	-	-	-	790
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	60,403	60,403
Marketable securities adjustment	-	-	-	-	-	-	130,910	130,910
Net loss for the year (Restated – Note 15)	-	-	-	-	-	(65,985)	-	(65,985)

Balance at 28 February 2010 (Restated – Note 15)	92,650,825	13,407,308	-	423,030	(7,524,145)	(6,971,738)	(76,687)	(742,232)

Common stock issued for cash	5,243,000	165,828	-	-	-	-	-	165,828
Fair value of warrants issued with common shares	-	93,495	-	-	-	-	-	93,495
Transfer derivative liabilities for warrants issued in the year	-	(93,495)	-	-	-	-	-	(93,495)
Imputed interest	-	-	-	55,536	-	-	-	55,536
Stock-based compensation	-	505	-	-	-	-	-	505
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	30,900	30,900
Marketable securities adjustment	-	-	-	-	-	-	45,787	45,787
Net loss for the period	-	-	-	-	-	(36,594)	-	(36,594)

Balance at 28 February 2011	97,893,825	13,573,641	-	478,566	(7,524,145)	(7,008,332)	-	(480,270)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

5.	Mineral Properties (continued)

Coho Claims (continued)

-	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);
-	Annual work commitment of US$10,000;
-	Consideration to the Owner on August 1 of each of the five years:
▪	2011: Cash payment of US$5,000
▪	2012: Cash payment of US$10,000
▪	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
▪	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
▪	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for years ended February 28, 2011 and 2010:

	For the Year Ended February 28, 2011	For the Year Ended February 28, 2010	For the Year Ended February 28, 2009
	$	$	$
Exploration and development costs
Assaying	16,046	1,910	363
Field supplies and other	-	212	-
Geological consulting	3,041	7,837	14,121
Staking and recording fees	35,189	41,016	47,401
Transportation	-	-	-

	54,276	50,975	61,885

6.	Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.	Due to Related Parties

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

7.	Due to Related Parties (continued)

	February 28, 2010	Advances (repayments)	February 28, 2011
	$	$	$

Access Information	1,106	(1,106)	-
Imaging Technologies	1,018	(1,018)	-
Information Highway.com	2,500	(2,500)	-
IAS Energy, Inc.	1,700	(1,700)	-
JGR Petroleum, Inc.	102,760	14,217	116,977
John Robertson	-	10,290	10,290
KLR Petroleum Ltd.	32,868	(10,155)	22,713
Rainbow Networks	4,369	(4,369)	-
Reg Technologies Inc.	1,210	(1,210)	-
REGI U.S., Inc.	1,176	(1,176)	-
SMR Investments Ltd.	49,450	32,000	81,450
Teryl Resources Corp.	115,333	4,201	119,534

	313,490	37,474	350,964

8.	Related Party Transactions

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
For the Years Ended February 28, 2011 and 2010

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

9.	Capital Stock (continued)

Warrants (continued)

The following share purchase warrants were outstanding at February 28, 2011:

Expiry date	Exercise price	Number of warrants	Remaining contractual life
	US$		(years)

May 8, 2011*	0.20	9,275,000	0.19
June 28, 2011*	0.20	3,125,000	0.33
October 19, 2011	0.075/0.10	5,000,000	0.63
November 9, 2011	0.075	2,473,000	0.70
December 6, 2011	0.075	2,770,000	0.77
		22,643,000	0.43

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

9.	Capital Stock (continued)

Stock Options (continued)

i)	Up to 25% of the options may be exercised at any time during the term of the option (the “First Exercise”);
ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise (the “Second Exercise”);
iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise (the “Third Exercise”); and
iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

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

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

9.	Capital Stock (continued)

Stock Options (continued)

The following is a summary of the Company’s stock option activities during the year ended February 28, 2011:

	Number of options	Weighted average exercise price
		US$

Outstanding at February 28, 2010	3,250,000	0.22

Granted	50,000	0.10

Outstanding at February 28, 2011	3,300,000	0.22

Exercisable at February 28, 2011	825,000	0.22

Weighted average fair value of stock options granted during the period		0.01

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
For the Years Ended February 28, 2011 and 2010

10.	Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. The agreement is renewed for one year at $3,690 per month for the duration of November 1, 2010 to October 31, 2011.

11.	Supplemental Disclosures With Respect to Cash Flows

	Cumulative from inception of exploration stage on 1 March 2003 to February 28, 2011 (Unaudited)	For the year ended February 28, 2011	For the year ended February 28, 2010	For the year ended February 28, 2009
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

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
For the Years Ended February 28, 2011 and 2010

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
For the Years Ended February 28, 2011 and 2010

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

The effect of the resulting adjustments on the company’s consolidated financial statements for the year ended February 28, 2010 is as follows:

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended February 28, 2011 and 2010

15.	Restatement (Continued)

	As previously reported	Adjustment	As Restated
Consolidated Balance Sheet as at February 28, 2010
Current derivative liabilities	$-	$8,939	$8,939
Non-current derivative liabilities	-	475,419	475,419
Capital stock	15,259,388	(1,852,080)	13,407,308
Deficit, accumulated during the exploration stage	(8,339,460)	1,367,722	(6,971,738)

Consolidated Statement of Operations and Comprehensive Loss for the year end February 28, 2010
Fair value adjustment of derivative liabilities	-	(343,588)	(343,588)
Net loss	(409,573)	343,588	(65,985)
Loss per share	(0.01)	0.01	(0.00)

The fair value adjustment on derivative liabilities has no effect on the Company’s consolidated statement of cash flows for the year end February 28, 2010.

16.	Amendment

The consolidated statements of operations and comprehensive loss and cash flows for the period from inception of exploration stage on March 1, 2003 through February 28, 2011, and the consolidated statements of stockholders’ equity (deficit) for the period from March 1, 2003 through February 28, 2008 with the related disclosures in the Notes have been marked as “Unaudited”.

