Form 20-F/A
period 2011-02-28
LINUX GOLD CORP
filed 2012-07-05
CIK 1088158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 2)

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

None.

2

ITEM 19.   EXHIBITS

EXHIBIT #
1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
4.12	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2009	(11)
4.13	Premises Lease Agreement between Linux Gold Corp. and Pensionfund Realty Limited dated November 1, 2009	(11)
4.14	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Coho Claims, Alaska	(11)
4.15	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Trout Claims, Alaska	(11)
4.16	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2010	(11)
11.1	Code of Business Conduct and Ethics	(12)
12.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
12.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
13.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
13.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
15.1	Consent of Independent Registered Public Accounting Firm - ACAL	(13)
15.2	Consent of Independent Registered Public Accounting Firm - James Stafford	(13)

(1)	incorporated by reference to our Registration Statement on Form 20-F filed on June 4, 1999 with the SEC
(2)	incorporated by reference to our Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to our annual report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to our annual report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to our annual report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to our annual report on Form 20-F filed on September 2, 2008
(10)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2009
(11)	incorporated by reference to our annual report on Form 20-F filed on June 6, 2010
(12)	incorporated by reference to our Form 6-K filed on March 16, 2011
(13)	filed herewith in this amended annual report on Form 20-F

3

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
Registrant

Dated: July 5, 2012	By:	/s/ John G. Robertson
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

James Stafford

James Stafford Chartered Accountants

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
Chartered Accountants
Vancouver, Canada

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

