Form 20-F
period 2012-02-29
LINUX GOLD CORP
filed 2012-07-13
CIK 1088158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended February 29, 2012
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

99,593,825 Common Shares outstanding as of February 29, 2012

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

[X] Yes    [  ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes    [  ]No

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

Item 17. [  ]    Item 18.[X]

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

Statements about future property acquisitions, expected completion dates of acquisitions/transactions, feasibility studies, are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

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

We caution that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in our public filings with the Canadian securities regulatory authorities, including our most recent annual report, quarterly reports, material change reports and press releases, and filings with the SEC. In particular, your attention is directed to the risks detailed in “Item 3. Key Information - Risk Factors” and similar discussions in our other SEC and Canadian regulatory filings concerning some of the important risk factors that may affect our business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this annual report and in our other filings and the various public disclosures before making any business or investment decisions involving our company and our securities.

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

BUSINESS OF LINUX GOLD CORP.

We are in the business of acquiring mineral properties and carrying out exploration and development work on our properties. The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $181,841in the year ended February 29, 2012 (2011 - $36,594 ; 2010 - $65,985 (Restated)). Our consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements, as of and for the years ended February 29, 2012, February 28, 2011 and February 28, 2010, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the years ended February 29, 2012, February 28, 2011 and February 28, 2010 have been audited by ACAL Group, Chartered Accountants.. The consolidated financial statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 29, 2012, US$1.00 was equal to approximately Cdn.$0.9968.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

	2012 $	2011 $	2010 (Restated) $	2009 $	2008 $
Net Revenue	-	-		-	-
Income (loss) from continuing operations	(181,841)	(36,594)	(65,985)	(536,201)	(2,260,291)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per Common Share	(0.00)	(0.00)	(0.00)	(0.01)	(0.03)
Income (loss) from discontinued operations per Common Share	-	-	-	-	-
Total Assets	39,562	118,829	206,244	112,942	328,923
Working Capital (deficit)	(553,954)	(485,596)	(273,760)	(296,083)	(219,213)
Shareholders’ Equity (deficit)	(549,856)	(480,270)	(742,232)	(286,985)	(207,248)
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

Reference is made to Item 4. - Information on the Company and Item 5. - Operating and Financial Review and Prospects for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. e do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On July 5, 2012, the noon rate by the Bank of Canada was Cdn.$1.01284 to US$ 1.00. The following tables set forth rates for US dollars for the periods indicated.

The following table reflects the monthly high and low exchange rates for US$1.00 to the Canadian dollar for each of the last six months, based on the noon buying rate for US dollars published by the Bank of Canada.

Month	Year	High Cdn.$)	Low (Cdn.$)
January	2012	1.0318	0.9981
February	2012	1.0053	0.9906
March	2012	1.0034	0.9841
April	2012	1.0051	0.9799
May	2012	1.0310	0.9803
June	2012	1.0445	1.0159

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or by the Bank of Canada, for the five most recent financial years based on the average month-end exchange rates:

Year	Average	Low ($Cdn.)	High	February 29/28 ($Cdn.)
2012 (1)	0.9919	0.9406	1.0657	0.9968
2011 (1)	1.0205	0.9739	1.0778	0.9739
2010 (1)	1.1116	1.0251	1.3000	1.0526
2009 (1)	1.1414	0.9840	1.2971	0.7870
2008 (2)	1.0470	0.9168	1.1810	0.9796

(1)	Based on noon buying rate for US dollars published by the Bank of Canada.

(2)	Based on noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

As noted in our audited consolidated financial statements for the year ended February 29, 2012 we have incurred significant operating losses and have an accumulated deficit during the exploration stage of $7,190,173 at February 29, 2012. Furthermore, we had working capital deficit of $553,954 as at February 29, 2012, which is not sufficient to achieve our planned business objectives.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on our February 29, 2012 consolidated financial statements includes additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty (see Item 5.B. Liquidity and Capital Resources).

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

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. Moroney, Ms. El-Khatib and Mrs. Robertson are directors and/or officers of Teryl Resources Corp. (“Teryl”), a Canadian publicly reporting natural resource exploration company that shares office space and administrative staff with our company. We have an agreement with Teryl whereby Teryl could earn up to 50% of the Fish Creek claim (see Item 4.D – Mineral Properties, Fish Creek Claims, Alaska). In addition, Susanne Robertson and John Robertson are directors and officers of SMR Investments Ltd., a private company wholly-owned by Susanne Robertson, which holds approximately 5.07% of our common shares, and together, our directors and officers hold 9.10% of our common shares (see Item 6.A - Directors and Senior Management, and Item 6.E - Share Ownership).

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

We face risks related to the exploration and potential development of our properties.

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

Our authorized capital consists of 200,000,000 common shares without par value. Of these, 99,593,825 common shares were issued and outstanding as of February 28, 2012 and as of the date of this annual report.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

During the three fiscal years ended February 29, 2012, February 28, 2011 and 2010, we have been involved in mineral property exploration and development. We have investigated several mineral properties in Canada and the United States. Our current plans are to joint venture and explore our mineral properties.

We have interests in four mineral properties in Alaska. We hold a 50% joint lease interest in the Fish Creek property, consisting of 30 mineral claims located in the Fairbanks Mining Division; a 100% interest in the Dime Creek claim block consisting of 12 mining claims located near Nome; 6,400 acres of 13 mineral exploration claims staked in the Livengood-Tolovana Mining District; and a five-year lease to explore the 11 Trout mineral claims located in the Fairbanks Recording District.

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

Exploration Expenditures

During fiscal 2012, we incurred $50,110 in assaying, geological consulting and staking and recording fees on our mineral properties.

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

Source of Funds for Fiscal 2012

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

We had a working capital deficit of $553,954 as of February 29, 2012 compared to a working capital deficit of $485,596 on February 28, 2011, and compared to a deficit of $273,760 on February 28, 2010.

Use of Funds for Fiscal 2013

During fiscal 2013, we estimate that we will expend approximately $150,000 on general and administrative expenses. Expenditures for future exploration during fiscal 2013 work cannot be specifically confirmed as of the date of this annual report, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on our mineral properties in Alaska.

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

We do not own any properties. Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. We will pay monthly rent and office space operating costs of approximately $14,371. We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the three fiscal years ending in February 2012, we had been involved in natural resource property exploration and development.

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

Two independent technical consultants are utilized by us for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, of Fairbanks, Alaska. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property. Mr. Curt Freeman is the President of Avalon Development Corporation, of Fairbanks, Alaska Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

The following map shows the location of and access to our property.

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

As we announced on December 7, 2011, Furgo Airborne Survey, Inc. has identified six main gold targets on the site and Linux is considering a low-cost placer mining operation. An exploration program is planned for fiscal 2013.

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

The compilation from Dime Creek and nearby gold-bearing stream basins included:

1.	Detailed microprobe analyses of placer platinum and gold recovered from six locations;

2.	Mineralogical analysis of bulk heavy mineral concentrate samples (17 samples);

3.	Rock chip sample program (33 samples);

4.	Detailed motorized auger soil sample program (404 samples);

5.	Ground magnetic survey;

6.	An extensive review of past mineral production and mine activity records from U.S. Geological Survey, the Alaska Territorial Department of Mines, the U.S. Bureau of Mines, and mint return records as found in unpublished Archival records.

Highlights of the overall data analysis are summarized:

●	Dime Creek has historically produced an estimated 68,464 ounces of gold and 198 ounces of byproduct platinum. Dime Creek has not been systematically mined with modern mechanized techniques.

●	Multiple bench and modern stream gold-platinum placers occur on our property.

●	The second tier and higher benches in upper Dime Creek valley are interpreted by Bundtzen to be ancestral marine strandline (beach) gold-platinum placer deposits similar to the placers exploited both onshore and offshore at Cape Nome. This suggests that marine deposits should be explored for gold and PGE along strike for several kilometers.

●	Microprobe analysis of the platinum mineralization indicates a rhodium-enriched type of isoferroplatinum that averages 88.59 percent platinum, 8.98 percent iron, about 1.0 percent rhodium, and only minor amounts of other PGE metals. When combined with accompanying gangue mineral identifications; i.e., chrome-rich diopside, the lode source is probably a Ural-Alaska intrusion complex.

●	The gold in Dime creek is of exceptionally high fineness, averaging about 960 fine (or 96% gold), even exceeding average high fineness placer gold found in Alaska. It contains traces of quartz, muscovite, and feldspar which suggest an origin in granitic rocks.

●	Soils collected during a detailed soil survey on two bench levels of Dime Creek contained up to 160 ppb gold, 174 ppb platinum, and 144 ppb palladium as well as threshold levels of copper, chromium, and nickel.

●	Results from the 2000 soil sampling program, coupled with the magnetic signatures of mafic intrusions and granitic signature of gold (as interpreted from microprobe work) suggest lode and placer target locations.

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

Trout Claims, Alaska

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);
–	Annual work commitment of US$10,000 (paid for 2011);
–	Consideration to the Owner on August 1 of each of the five calendar years:
●	2011: Cash payment of US$5,000 (paid)
●	2012: Cash payment of US$10,000 ($5,000 paid)
●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
●	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

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

The Trout Claims Agreement is in good standing. We commenced our exploration program in September, 2011 consisting of 40 - 60 auger drilling holes, to identify drill targets on the Trout Claims.

Coho Claims, Alaska

At January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 (paid) with Peter S. Frantz for the right to explore ten unpatented mining claims recorded as the Coho Claims, located in the Fairbanks recording district, State of Alaska,

As at February 29, 2012 and the date of this report, Coho Claims lease option is no longer in effect.

Livengood Property, Alaska

We have a total of 13 mining claims located in the Livengood-Tolovana Mining District, Alaska, USA, known as the Livengood Claims, which are in good standing.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this annual report.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with US GAAP. Audited consolidated financial statements for the fiscal years ended February 29, 2012, February 28, 2011 and 2010, respectively, are included in this annual report.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a c loss of $181,841 in the year ended February 29, 2012 (2011 - $36,594; 2010 - $65,985). We have no revenue from our mining operations. (See Item 3.D. - Risk Factors).

A.	OPERATING RESULTS

Fiscal Year Ended February 29, 2012 compared to Fiscal year Ended February 28, 2011

During the fiscal years ended February 29, 2012 and February 28, 2011, we received no revenues from operations.

Administrative expenses excluding mineral property exploration and development costs in 2012 totaled $287,578 compared to $331,663 in 2011.

During 2012 we recorded recovery of exploration costs of $75,000 resulting from Teryl’s cash payment in lieu of exploration expenditures in accordance with the Fish Creek Property option agreement. During 2012 we incurred $50,110 on exploration and development of our mining properties compared to $54,276 in 2011.

Consulting and subcontract expenses were $105,188 in 2012 decreased from $137,398 in 2011. Professional fees totaled $29,948 reduced from $34,456 in 2011. Office and general administrative expenses decreased from $38,759 in 2011 to $35,673. Costs incurred on regulatory compliances reduced to $12,448 in 2012 from $13,261 in 2011. All decreases resulted from the Company’s continuing effort in streamlining the operations.

Travel and promotion decreased to $15,118 in 2012 from $23,570 in 2011 as a result of reduced fund raising activities that require meetings with investors and potential investors.

Management fees remain unchanged at $30,000 from 2011.

Imputed interest calculated on the balances due to related parties remains constant at $55,944 in 2012 from $55,536 in 2011. Imputed interest at 15% was recorded to operations based on the advances from related parties and treated as donated capital, as they are not payable to the related parties.

We had anticipated that we would spend approximately $300,000 during fiscal 2012 on field sampling, mapping and geological consulting. However, due to the difficulty raising funds in the equity market we decided to postpone the exploration until it becomes cost effective again after the market recovery.

In 2012 we had a foreign exchange loss of $2,031 compared to a gain of $2,938 in 2011.

In 2012 we recorded net realized loss of $37,810 on sale of our marketable security; in 2011 we incurred a net loss of $32,206 on the sales.

In 2011 we recorded an impairment of $57,837 based on the continued decline in their value, which was recorded at $20,919 in 2012.

We recorded fair value adjustment of our derivate liability of $139,576 in 2012 compared to $439,388 in 2011. The derivate liability represents the warrants priced in the United States dollars, which is not our functional currency (Canadian dollar).

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

Our authorized capital consists of 200,000,000 common shares without par value. At February 29, 2012 and as of the date of this annual report we had 99,593,825 issued and outstanding common shares (February 28, 2011 - 97,893,825; February 28, 2010 – 92,650,825). We have adopted an incentive stock option plan pursuant to which options may be granted for a number of shares up to 10% of our issued and outstanding shares from time to time.

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

The total amount owing to related parties is $396,112 or 67.20% of total current liabilities as at February 29, 2012. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand.

We anticipate that our estimated cash requirements for the fiscal year ending February 28, 2013 will be approximately $150,000 for working capital. We do not foresee any material changes to our corporate operations. Expenditures for future exploration during fiscal 2013 work cannot be specifically confirmed as of the date of this annual report, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on our mineral properties in Alaska.

Fiscal Year Ended February 29, 2012

During 2012 we financed our operations primarily by the issue of 1,700,000 common shares of the Company for gross cash proceeds of $85,000. We also raised $15,422 from the sale of our marketable securities. We spent $100,625 of these funds on operating activities including exploration expenditures on our properties.

Our cash position decreased from $2,210 at February 28, 2011 to $7 at February 29, 2012 and we had a working capital deficit of $553,954 at February 29, 2012 compared to $485,596 at February 28, 2011.

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

During the past three years ended February 29, 2012, February 28, 2011 and 2010 we did not incur any research and development expenditures. We do not hold any patents, trademarks or copyrights.

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

Since the second half of 2008, there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macroeconomic events have negatively affected the mining and minerals sectors in general. Although these circumstances will likely improve over the longer term, the short term impact upon our liquidity and our ability to raise the capital required to execute our business plan going forward was affected. As a result, we were unable to complete our anticipated plans during fiscal 2012. We will consider our plans and options carefully in fiscal 2013.

During the year ended February 29, 2012, we spent $50,110 in staking and recording fees and exploration and development costs (2011 - $54,276).

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

Payments due by period
Contractual Obligations	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Mineral Property Obligations	-	-	-	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations	9,581	9,581	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	9,581	9,581	-	-	-

G.	SAFE HARBOR

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

As of the date of this document, our Board of Directors consists of five directors, three of whom are independent non-executive directors. The term of office of each of the present directors expires at each annual meeting of shareholders or until their successors are elected or appointed. Our Board of Directors annually appoints the officers.

The names, positions held and terms of office of each director and officer as of the date of this document, are as follows:

Name, Province or State and Country of Residence (1)	Position with the Company	Director Since
John G. Robertson British Columbia, Canada	President, CEO and Chairman of the Board and Director	March 5, 1979

Donna M. Moroney British Columbia, Canada	Director	April 14, 2011

Suzan El-Khatib British Columbia, Canada	Director	April 14, 2011

Jane He British Columbia, Canada	Chief Financial Officer	February 25, 2011

(1)	The information as to province, state and country of residence and principal occupation has been furnished by the respective directors individually.

Business Experience, Function and Area of Experience for the Past Five Years

John G. Robertson. Mr. Robertson is the Chairman of the Board, CEO and founder and has been a director since inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTCBB, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”). Since October 1984, Mr. Robertson has been President and a director of Reg Technologies Inc. (TSX.V: RRE) (OTCBB: REGRF), a British Columbia corporation that has financed the research on the Rand Cam Engine since 1986. Mr. Robertson has been the President and a director of IAS Energy, Inc. since its formation in December 1994, an Oregon public company quoted on the OTC Pink Sheets under symbol “IASCA.PK”. Mr. Robertson is also the President and founder of Teryl Resources Corp. (TSX.V: TRC) (OTCBB: TRYLF), a British Columbia company involved in mineral exploration. Since May 1977, Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), Minewest Silver and Gold Inc. (since 2010).

Susanne Robertson - Ms. Robertson was appointed as a director in August 2001. She has been a director of Teryl Resources Corp. since 1990, a director of Reg Technologies Inc. since 1984 and a director of Minewest Silver and Gold Inc. since 2010. Since 1979, Ms. Robertson is a principal of SMR Investments, Ltd.

Donna M. Moroney – Ms. Moroney has been a director since April 2011. She is President of Equity Corporate Services Inc., a company providing regulatory and corporate compliance services for public companies within Canada and the United States. Ms. Moroney also serves as a senior officer for various public companies: Corporate Secretary of United Silver Corp. (TSX: USC) since March 2011; Corporate Secretary of Legumex Walker Inc. (TSX: LWP) since June 2011; Corporate Secretary of CBM Asia Development Corp. (TSX.V – TCF) since December 2009; Assistant Corporate Secretary of Equity Financial Holdings Inc. (TSX- EQI) since May 2009; Chief Financial Officer and Corporate Secretary of Ravencrest Resources Inc. (CNSX: RVT) since April 2007; and Chief Financial Officer and Corporate Secretary of Greenshield Explorations Limited (NEX: GRX.H ) since August 2006; and has been a director of Teryl Resources Corp. since April, 2011.

Suzan El-Khatib – Ms. El-Khatib has been a director since April, 2011. Ms. El-Khatib began her career at Bull, Housser Tupper LLP and moved on to a boutique firm before joining Wiebe Douvelos Wittmann LLP. She advises and acts for both individual and corporate clients on a broad variety of matters including corporate governance and commercial litigation. Ms. El-Khatib has experience as a corporate solicitor and as a litigator, appearing at all levels of court. She is a current member of the Law Society of British Columbia, the Canadian Bar Association, and the Trial Lawyers Association of British Columbia. Ms. El-Khatib has been a director of Teryl Resources Corp. since April, 2011 and a director of Reg Technologies Inc. since April, 2011.

Jane He – Ms. He has been the CFO since February 25, 2011. She has more than ten years’ experience in fund accounting in the financial industry. She is in charge of daily business transactions and accounting for the Company. She has been the CFO of Minewest Silver and Gold Inc. since October, 2010 and the CFO of Teryl Resources Corp. since April, 2011.

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

On September 4, 2009, the BCSC issued a CTO against IAS Energy, Inc. (“IAS”), a company with related directors and officers, for failure to file its annual audited financial statements and related MD&A. The CTO was revoked on September 16, 2009 following filing of its annual financial statements and related MD&A. On October 2, 2009, a CTO was issued by the BCSC against IAS for failure to file its interim unaudited financial statements for the three months ended July 31, 2009. The CTO was revoked on November 30, 2009 following filing of its annual financial statements and related MD&A. On January 6, 2010, a CTO was issued by the BCSC against IAS for failure to file its interim unaudited financial statements for the six months ended October 31, 2009. The CTO was revoked on January 18, 2010 following filing of its interim financial statements and related MD&A. On September 7, 2010, the BCSC issued a CTO against IAS for failure to file its annual audited financial statements and related MD&A. The CTO was revoked on October 8, 2010 following filing of its annual financial statements and related MD&A. On September 4, 2011, the BCSC issued a CTO against IAS for failure to file its annual audited financial statements and related MD&A.

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

On December 6, 2011 the BCSC issued a CTO against Teryl Resources Corp. (“Teryl”), a company with related directors and officers, for failure to file its interim unaudited financial statements and related MD&A. The CTO was revoked on December 12, 2012 following the filing of its interim financial statements and related MD&A. Additionally, Teryl received notification from the TSX Venture Exchange (“TSX.V”) that it had suspended trading in Teryl’s shares as a result of the CTO. The TSX.V concluded its reinstatement review to ensure Teryl had satisfactorily complied with its requirements and reinstated Teryl’s shares for trading on January 27, 2012.

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

The table below sets forth the compensation paid to or earned by our directors and members of our administrative, supervisory or management bodies during the financial years ended February 29, 2012, and February 28, 2011 and 2010:

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Feb. 28	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)	Annual incentive plans ($)	Long- term incentive plans	Pension value ($)	All other Compen -sation ($)	Total compensation ($)

John Robertson	2012	12,000	Nil	Nil	Nil	Nil	Nil	30,000	42,000	(3)
President & CEO (1) (2)	2011	12,000	Nil	Nil	Nil	Nil	Nil	30,000	42,000	(3)
	2010	12,000	Nil	Nil	Nil	Nil	Nil	30,000	42,000	(3)

Jane He	2012	Nil	Nil	1,052	Nil	Nil	Nil	Nil	1,052
CFO	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Donna Moroney	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Susanne Robertson (1)	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Robertson is President and a director, and Mrs. Robertson is a director of SMR Investments Ltd., which company is to receive or accrue $2,500 per month ($30,000 per year) for management services.
(2)	Mr. Robertson is entitled to receive or accrue $12,000 per year for director’s fees

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

As of the date of this annual report, the members of the Audit Committee is Susanne Robertson and Suzan El-Khatib. All members of the Audit Committee are independent directors who are not officers or employees.

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

We did not have any employees during any of the years ended February 29, 2012, February 28, 2011 and February 28, 2010. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with us.

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

	Stock Options				Warrants
Name and Title	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Number of securities underlying unexercised warrants (1)	Common Shares Beneficially Owned		Total number of securities and common shares underlying unexercised Stock Options and unexercised warrants	Common Shares Owned as Percentage of Issued and Outstanding Common Shares (2)
John G. Robertson President & CEO Director	1,000,000		$0.10	Feb 21/13	200,000	3,219,256		4,419,256	3.23%

Susanne Robertson Director	300,000		$0.10	Feb 21/13	0	5,850,408	(4)	6,150,408	6.18%

Donna M. Moroney Director	150,000	US$	0.10	Apr 14/16	0	0		150,000	(3)

Suzan El-Khatib Director	150,000	US$	0.10	Apr 14/16	0	0		150,000	(3)

Jane He CFO	100,000	US$	0.10	Apr 14/16	0	0		100,000	(3)

(1)	Warrants exercisable at a price of $0.05 on or before January 24, 2013.

(2)	As at July 5, 2012, there were 99,593,825 issued and outstanding common shares.

(3)	Beneficially owns less than 1% of our common shares.

(4)	Includes 797,000 common shares directly owned, 5,053,408 common shares registered in the name of SMR Investments Ltd., a private company controlled by Mrs. Robertson.

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

Based upon our review of the records maintained by Computershare Trust Company of Canada, our registrar and transfer agent, and insider reports filed with the System for Electronic Disclosure by Insiders (SEDI), as at July 5, 2012, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Name of Shareholder	No. of Shares Held	Percentage of Issued and Outstanding Shares (1)
Susanne Robertson (2)	6,150,408	6.18%

(1)	As at July 5, 2012, there were,593,825 issued and outstanding common shares.

(2)	Includes (a) 797,000 common shares directly owned; (b) 5,053,408 common shares registered in the name of SMR Investments Ltd., a private company controlled by Mrs. Robertson; and (c) options to purchase 300,000 common shares.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

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

	For the Year Ended
	February 29, 2012	February 28, 2011	February 28, 2010
Management fees paid or accrued to a company controlled by director Susanne Robertson (1)	$30,000	$30,000	$30,000
Director’s fees paid to John G. Robertson, our President, CEO and a director	$12,000	$12,000	$11,000

(1)	We entered into a management services agreement with SMR Investment Ltd. (“SMR”) pursuant to which SMR incurred management fees as set forth in the table above. SMR is a private company owned by Susanne Robertson, a director and the wife of John G. Robertson, our President, who is also a director of SMR. As at the fiscal year ended February 28, 2012, we had an outstanding balance of $111,450 owing to SMR.

We had related party advances outstanding of $396,112 as of February 28, 2012, compared to $350,964 as of February 28, 2011. These amounts were unsecured, non-interest bearing and with no fixed terms of repayment.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and the accompanying notes have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are presented in Canadian dollars. These financial statements have been prepared in accordance with the FASB ASC 915 “Development-Stage Entities”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom. Development-stage companies report cumulative loss from the inception of its development-stage activities. These consolidated financial statements for the fiscal year ended February 29, 2012, contain:

–	Report of Independent Registered Public Accounting Firm dated June 28, 2012 of ACAL Group, Chartered Accountants

–	Consolidated Balance Sheets as at February 29, 2012 and February 28, 2011
–	Consolidated Statements of Operations and Comprehensive Loss for the Years Ended February 29, 2012, February 28, 2011 and February 28, 2010
–	Consolidated Statements of Cash Flows for the Years Ended February 29, 2012, February 28, 2011 and February 28, 2010
–	Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 29, 2012
–	Notes to the Consolidated Financial Statements as at February 29, 2012

Legal Proceedings and Regulatory Actions

During the fiscal year ended February 29, 2012, we were not and are not currently a party to, nor are any of our properties the subject of, any legal proceedings for which the outcome could have a material adverse affect on our company, nor, to our knowledge, are we to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse affect on our company.

There have been no penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended February 29, 2012, or any other time that would likely be considered important to a reasonable investor making an investment decision in our company, and we have during the fiscal year ended February 29, 2012.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows, which information reflects inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions:

Year	High (US$)	Low (US$)
2012	0.06	0.02
2011	0.106	0.043
2010	0.10	0.04
2009	0.239	0.04
2008	0.32	0.14

The following table shows the quarterly high and low prices of our stock traded on the OTCBB during the last two fiscal years, for each quarter as follows:

	High	Low
Period	(US$)	(US$)
Fiscal 2012
Fourth Quarter ended February 29, 2012	0.05	0.02
Third Quarter ended November 30, 2011	0.05	0.03
Second Quarter ended August 31, 2011	0.06	0.03
First Quarter ended May 31, 2011	0.05	0.04
Fiscal 2011
Fourth Quarter ended February 28, 2011	0.09	0.04
Third Quarter ended November 30, 2010	0.106	0.034
Second Quarter ended August 31, 2010	0.05	0.022
First Quarter ended May 31, 2010	0.074	0.045

The following table shows the high and low closing prices of our stock traded on the OTCBB during the most recent six months, for each month as follows:

Month	High (US$)	Low (US$)
June 2012	0.03	0.02
May 2012	0.04	0.02
April 2012	0.04	0.03
March 2012	0.04	0.03
February 2012	0.04	0.03
January 2012	0.05	0.02

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which we have entered or propose to enter is:

–	liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

–	not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

–	and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

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

Description of Securities

Common Shares

We are authorized to issue 200,000,000 common shares without nominal or par value of which, 99,593,825 Common Shares were issued and outstanding as fully paid and non-assessable as of February 29, 2012 and the date of this annual report.

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

On December 1, 2011 the Company and Teryl further amended the agreement to include the following terms:

–	Teryl applies $75,000 owed by the Company to Teryl towards the above stated minimum exploration budget of US$500,000;
–	Teryl has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and
–	The term of the agreement is extended to March 5, 2013.

Teryl exercised its option to pay the expenditures in cash in lieu of the exploration costs to the Company. As a result, $75,000 advanced to the Company by Teryl was applied as a recovery of exploration costs for the year ended February 29, 2012.

During March, 2012 Teryl Resources Corp. and the Company agreed to apply the balance owed by the Company of $7,517 towards the minimum exploration budget of $500,000 specified by the Fish Creek Option Agreement (Note 5 and 7). During June, 2012 Teryl Resources Corp. paid cash of $30,000 to the Company towards the minimum exploration budget of $500,000 specified by the Fish Creek Option Agreement.

Trout Mineral Claims

On January 27, 2010, we entered into a mining agreement with the 100% owner of the eleven Trout mineral claims, located in the Fairbanks Recording District, Alaska, for a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) we acquired an option to enter into a five year lease by August 1, 2010. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement;
–	Annual work commitment of US$10,000 (paid for 2011);
–	Consideration on August 1 of each of the five years:
●	2011: Cash payment of US$5,000 (paid),
●	2012: Cash payment of US$10,000 ($5,000 paid),
●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares,
●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares, and
●	2015: Cash payment of US$500,000 and issuance of our common shares valued at US$500,000 to a maximum of one million common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Trout mineral claims.

Trout Mineral Claims agreement is in good standing as at February 29, 2012 and the date of this report.

Coho Mineral Claims

On January 27, 2010, we entered into a mining agreement with the 100% owner of the ten Coho mineral claims named Coho Claims, located in the Fairbanks Recording District, Alaska, for a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (not paid) we acquire an option to enter into a five year lease by August 1, 2010. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement;
–	Annual work commitment of US$10,000;
–	Consideration on August 1 of each of the five years:
●	2011: Cash payment of US$5,000,
●	2012: Cash payment of US$10,000,

●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares,
●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares, and
●	2015: Cash payment of US$500,000 and issuance of our common shares valued at US$500,000 to a maximum of one million common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Coho mineral claims.

As at February 29, 2012, Coho Claims lease option was no longer in effect.

D.	EXCHANGE CONTROLS.

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

The Corporation may be a Passive Foreign Investment Company

General Discussion. We believe that we qualify as a PFIC, within the meaning of sections 1291 through 1298 of the Code, for the fiscal year ended February 28, 2012, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these three sets of special rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe that under these tests the Corporation would be classified as a PFIC for the fiscal year ended February 29, 2012.

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

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of February 29, 2012, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our management, including Mr. John Robertson, our Chief Executive Officer, and Jane He, our Chief Financial Officer.

As of February 29, 2012, management conducted an evaluation of our disclosure controls and procedures pursuant to the Exchange Act. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of February 29, 2012.

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

Our Chief Executive Officer, Mr. John Robertson, and our Chief Financial Officer, Jane He, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of February 29, 2012.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at February 29, 2012 due to inadequate segregation of duties and effective risk assessment.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended February 29, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The fees paid by us to our auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees $	Audit Related Fees $	Tax Fees $	All Other Fees $
February 29, 2012	15,000	Nil	Nil	Nil
February 28, 2011	15,000	Nil	Nil	Nil

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

Audited Financial Statements for the years

ended February 29, 2012 and February 28, 2011 and 2010

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

The consolidated financial statements, together with the reports of ACAL Group, Chartered Accountants, on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

●	Report of Independent Registered Public Accounting Firm of ACAL Group, Chartered Accountants, dated June 28, 2012
●	Consolidated Balance Sheets as at February 29, 2012 and February 28, 2011
●	Consolidated Statements of Operations and Comprehensive Loss for the years ended February 29, 2012, February 28, 2011 and February 28, 2010
●	Consolidated Statements of Cash Flows for the years ended February 29, 2012, February 28, 2011 and February 28, 2010
●	Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 29, 2012
●	Notes to the Consolidated Financial Statements as at February 29, 2012, February 28, 2011 and February 28, 2010

ITEM 19.	EXHIBITS

EXHIBIT #
1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)

1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)

1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)

1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)

1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)

2.1	Specimen copy of Registrant’s common share certificate	(2)

4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)

4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)

EXHIBIT #
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)

4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)

4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)

4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)

4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)

4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)

4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)

4.10	Property Option Agreement – Peter Tse	(6)

4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)

4.12	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2009	(11)

4.13	Premises Lease Agreement between Linux Gold Corp. and Pensionfund Realty Limited dated November 1, 2009	(11)

4.14	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Coho Claims, Alaska	(11)

4.15	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Trout Claims, Alaska	(11)

4.16	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2010	(11)

11.1	Code of Business Conduct and Ethics	(12)

12.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)

12.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)

13.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)

13.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)

15.1	Consent of Independent Registered Public Accounting Firm	(13)

101.INS	XBRL Instance Document	(13)
101.SCH	XBRL Taxonomy Extension Schema	(13)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	(13)
101.DEF	XBRL Taxonomy Extension Definition Linkbase	(13)
101.LAB	XBRL Taxonomy Extension Label Linkbase	(13)
101.PRE	XBRL Taxonomy Presentation Linkbase	(13)

(1)	incorporated by reference to our Registration Statement on Form 20-F filed on June 4, 1999 with the SEC
(2)	incorporated by reference to our Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to our annual report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to our annual report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to our annual report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to our annual report on Form 20-F filed on September 2, 2008
(10)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2009
(11)	incorporated by reference to our annual report on Form 20-F filed on June 6, 2010
(12)	incorporated by reference to our Form 6-K filed on March 16, 2011
(13)	filed herewith in this annual report on Form 20-F

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
Registrant

Dated: July 13, 2012	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board and Director

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

February 29, 2012

1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2
ACAL GROUP
T: 604.683.3850	CHARTERED ACCOUNTANTS
F: 604.688.8479	PCAOB & CPAB Registrant

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	the Board of Directors and Stockholders of
Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (the “Company”) (An Exploration Stage Company) as of February 29, 2012 and February 28, 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended February 29, 2012, February 28, 2011 and February 28, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2012 and February 28, 2011, and the results of its operations and its cash flows for the year ended February 29, 2012, February 28, 2011 and February 28, 2010 in conformity with accounting principles generally accepted in the United States of America.

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

“ACAL GROUP”
Chartered Accountants

Vancouver, British Columbia

June 28, 2012

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 29 February 2012 $	As at 28 February 2011 $
Assets
Current
Cash and cash equivalents	7	2,210
Goods and services tax receivable	3,738	5,300
Marketable securities (Note 3)	28,104	102,255
Prepaid expenses and deposits	3,615	3,738

	35,464	113,503

Property and equipment (Note 4)	4,098	5,326

	39,562	118,829

Liabilities

Current
Bank overdraft	1,344	-
Accounts payable (Note 6)	143,325	134,758
Accrued liabilities	19,000	19,500
Due to related parties (Note 7)	396,112	306,376
Derivative liabilities (Note 13)	29,637	138,465

	589,418	599,099

Stockholders’ deficit
Capital stock (Note 9)
Authorized
200,000,000 common shares without par value
Issued and outstanding
29 February 2012 – 99,593,825 common shares
28 February 2011 – 97,893,825 common shares	13,629,952	13,573,641
Donated capital	534,510	478,566
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,190,173)	(7,008,332)

	(549,856)	(480,270)

	39,562	118,829

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 14)

On behalf of the Board:

“John Robertson”	Director	“ Suzan El-Khatib ”	Director

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 29 February 2012 (Unaudited)	For the year ended 29 February 2012	For the year ended 28 February 2011	For the year ended 28 February 2010 (Restated – Note 15)
	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	31,896	1,228	1,621	2,151
Bad debt expense	84,952	-	-	-
Consulting and subcontracts	1,797,668	105,188	137,398	137,281
Filing and regulatory fees	184,523	12,448	13,261	18,841
Foreign exchange loss (gain)	(36,439)	2,031	(2,938)	(26,010)
Imputed interest (Note 7)	329,010	55,944	55,536	39,069
Interest expense	2,302,583	-	-	-
Management fees (Note 8)	274,750	30,000	30,000	30,000
Mineral property exploration and development costs (Note 5)	1,970,448	50,110	54,276	50,975
Recovery of exploration costs (Note 5)	(75,000)	(75,000)	-	-
Office, rent and telephone	771,274	35,673	38,759	39,167
Professional fees	478,891	29,948	34,456	37,323
Travel and promotion	996,214	15,118	23,570	77,825

Net loss before other items	(9,316,012)	(262,688)	(385,939)	(406,622)

Other items
Realized gain (loss) on sale of marketable security	18,336	(37,810)	(1,306)	57,452
Realized (loss) on reallocation from Accumulated Other Comprehensive Loss	(91,303)	-	(30,900)	(60,403)
Impairment on available-for-sale investments	(78,756)	(20,919)	(57,837)	-
Fair value adjustment of derivative liabilities	1,946,686	139,576	439,388	343,588
Mineral property acquisition costs written off	(126,417)	-	-	-
Accounts payable written off	46,281	-	-	-
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	-	-	-

Net loss for the period	(7,190,173)	(181,841)	(36,594)	(65,985)

Basic and diluted net loss per share		(0.00)	(0.00)	(0.00)

Weighted average number of common shares used in per share calculations		98,061,038	94,040,367	89,464,012

Comprehensive loss
Net loss for the period	(7,190,173)	(181,841)	(36,594)	(65,985)
Loss realized on investments disposal transferred to earning	91,303	-	30,900	60,403
Unrealized holding gain (loss) on available-for-sale investments	(91,303)	-	45,787	130,910

Comprehensive income (loss)	(7,190,173)	(181,841)	40,093	125,328

Comprehensive loss per share		(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on 1 March 2003 to 29 February 2012 (Unaudited)	For the year ended 29 February 2012	For the year ended 28 February 2011	For the year ended 28 February 2010
	$	$	$	$
Cash flows used in operating activities
Net loss for the period	(7,190,173)	(181,841)	(36,594)	(65,985)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	31,896	1,228	1,621	2,151
Receipt of marketable securities for property	(16,000)	-	-	-
Accretion of discount on convertible debt	2,291,794	-	-	-
Bad debt expense	84,952	-	-	-
Imputed interest	329,010	55,944	55,536	39,069
Accounts payable written off	(46,281)	-	-	-
Mineral property acquisition costs written off	126,417	-	-	-
Recovery of exploration costs	(75,000)	(75,000)	-	-
Stock-based compensation	273,903	4,058	505	790
Shares issued for services	120,000	-	-	-
Shares issued for settlement of rent obligation	19,200	-	-	-
Impairment on investments	78,756	20,919	57,837	-
Fair value adjustment of derivative liabilities	(1,946,686)	(139,576)	(439,388)	(343,588)
Net loss on sale of marketable securities	72,967	37,810	32,206	2,951
Income from discontinued operations	(369,213)	-	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	41,167	1,562	(1,378)	4,016
Prepaid expenses and deposits	(3,124)	123	125	149
Bank overdraft	1,344	1,344	-	-
Accounts payable and accrued liabilities	(116,552)	52,657	(40,958)	(38,159)
Due to related parties	413,531	120,147	37,474	102,350

	(5,672,850)	(100,625)	(333,014)	(296,256)

Cash flows used in investing activities
Mineral interest acquisition costs	(66,417)	-	-	-
Disposal (purchase) of marketable securities	(83,827)	15,422	75,719	75,032
Purchase of property and equipment	(35,994)	-	-	-

	(186,238)	15,422	75,719	75,032
Cash flows from financing activities
Advances from related parties	16,238	-	-	-
Debt issue costs	(205,242)	-	-	-
Proceeds from convertible debt	2,226,251	-	-	-
Repayment of debt	(153,400)	-	-	-
Proceeds from issuance of common shares	4,006,971	85,000	267,810	207,512
Share subscriptions received	52,277	-	-	-
Share issue costs	(95,134)	(2,000)	(8,487)	-

	5,847,961	83,000	259,323	207,512

Increase (decrease) in cash and cash equivalents	(11,127)	(2,203)	2,028	(13,712)
Cash and cash equivalents, beginning of period	11,134	2,210	182	13,894

Cash and cash equivalents, end of period	7	7	2,210	182

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Expressed in Canadian Dollars)
(with the period from March 1, 2003 to February 28, 2009 - unaudited)

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

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Expressed in Canadian Dollars)
(with the period from March 1, 2003 to February 28, 2009 - unaudited)

	Shares of common stock issued	Common stock and paid-in capital	Subscriptions received, net	Donated capital	Deficit accumulated from prior operations	Deficit accumulated during the exploration stage	Accumulated other comprehensive income (loss)	Total stockholders’ equity (deficit)
		$	$	$	$	$	$	$

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares	-	205,975	-	-	-	-	-	205,975
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)
Cumulative effect related to the adoption of ASC 815-40	-	(1,568,889)	-	-	-	1,024,134	-	(544,755)
Common stock issued for cash	5,000,000	85,277	-	-	-	-	-	85,277
Fair value of warrants issued with common shares	-	122,235	-	-	-	-	-	122,235
Transfer derivative liabilities for warrants issued and extended in the year	-	(283,191)	-	-	-	-	-	(283,191)
Imputed interest	-	-	-	39,069	-	-	-	39,069
Stock-based compensation	-	790	-	-	-	-	-	790
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	60,403	60,403
Marketable securities adjustment	-	-	-	-	-	-	130,910	130,910
Net loss for the year (Restated – Note 15)	-	-	-	-	-	(65,985)	-	(65,985)

Balance at 28 February 2010 (Restated – Note 15)	92,650,825	13,407,308	-	423,030	(7,524,145)	(6,971,738)	(76,687)	(742,232)
Common stock issued for cash	5,243,000	165,828	-	-	-	-	-	165,828
Fair value of warrants issued with common shares	-	93,495	-	-	-	-	-	93,495
Transfer derivative liabilities for warrants issued in the year	-	(93,495)	-	-	-	-	-	(93,495)
Imputed interest	-	-	-	55,536	-	-	-	55,536
Stock-based compensation	-	505	-	-	-	-	-	505
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	30,900	30,900
Marketable securities adjustment	-	-	-	-	-	-	45,787	45,787
Net loss for the period	-	-	-	-	-	(36,594)	-	(36,594)

Balance at 28 February 2011	97,893,825	13,573,641	-	478,566	(7,524,145)	(7,008,332)	-	(480,270)
Common stock issued for cash	1,700,000	52,253	-	-	-	-	-	52,253
Fair value of warrants issued with common shares	-	30,747	-	-	-	-	-	30,747
Transfer derivative liabilities for warrants issued in the year	-	(30,747)	-	-	-	-	-	(30,747)
Imputed interest	-	-	-	55,944	-	-	-	55,944
Stock-based compensation	-	4,058	-	-	-	-	-	4,058
Net loss for the period	-	-	-	-	-	(181,841)	-	(181,841)

Balance at 29 February 2012	99,593,825	13,629,952	-	534,510	(7,524,145)	(7,190,173)	-	(549,856)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

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

The Company’s consolidated financial statements as at February 29, 2012 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $181,841 for the year ended February 29, 2012 (2011 – net loss $36,594) and has a working capital deficit of $553,954 at February 29, 2012 (February 28, 2011 – $485,596).

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

At February 29, 2012, the Company has suffered losses from exploration stage activities to date. Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

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
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

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
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

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
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

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
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

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

Comprehensive loss

FASB ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 29 February 2012 and 28 February 2011, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

Comparative figures

The comparative figures have been reclassified where necessary to conform with the current year’s presentation.

Recent accounting pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (‘‘ASU 2011-04’’), which amends the current GAAP fair value measurement and disclosure guidance, to converge GAAP and International Financial Reporting Standards (“IFRS”) requirements for measuring amounts at fair value as well as disclosures about these measurements. Many of the amendments clarify existing concepts and are not expected to result in significant changes to how companies apply the fair value principles. This authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact that the adoption of this authoritative guidance will have on its consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Intangibles— Goodwill and Other (Topic 350), Testing Goodwill for Impairment, which permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, it is required to perform the first step of the two-step impairment test, which may then lead an entity to performing the second step as well. Entities have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. This authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact that the adoption of this authoritative guidance will have on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities (‘‘ASU 2011-11’’), which requires that an entity disclose both gross and net information about instruments and transactions that are either eligible for offset in the balance sheet or subject to an agreement similar to a master netting agreement, including derivative instruments. ASU 2011-11 was issued in order to facilitate comparisons between GAAP and IFRS financial statements by requiring enhanced disclosures, but does not change existing GAAP that permits balance sheet offsetting. This authoritative guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company is currently evaluating the impact that the adoption of this authoritative guidance will have on its consolidated financial statements.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

3.	Marketable Securities

	February 29, 2012		February 28, 2011
	Cost	Fair value	Cost	Fair value
	$	$	$	$

401,500 (28 February 2011 – 601,500) common shares of Teryl Resources Corp.	106,861	28,104	160,092	102,255

During the year ended February 29, 2012 a total of 200,000 (2011 – 405,500) shares of Teryl Resources Corp. were sold for total proceeds of $15,421 (2011 - $75,720) with total cost of $53,261 (2011 - $107,925).

4.	Property and Equipment

			Net book value
	Cost	Accumulated Amortization	February 29, 2012	February 28, 2011
	$	$	$	$

Office furniture	11,194	8,233	2,961	3,701
Vehicle	15,531	14,394	1,137	1,625

	26,725	22,627	4,098	4,712

During the year ended February 29, 2012, total additions to property, plant and equipment were $nil (2011 - $nil).

5.	Mineral Properties

Alaska Mineral Properties

Dime Creek Property

The Company has a total of 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

Livengood Property

The Company has a total of 13 mining claims located in the Livengood-Tolovana Mining District, Alaska, USA, known as the Livengood Claims.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

5.	Mineral Properties (continued)

Fish Creek Property

The Company has a 50% joint lease interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the lease to Teryl Resources Corp. (“Teryl”), a related company (Note 8). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.

The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. During March, 2011, the Company entered into a further agreement with Teryl to extend the term of the original agreement until 5 March 2012. On December 1, 2011 the Company and Teryl further amended the agreement to include the following terms:

–	Teryl applies $75,000 owed by the Company to Teryl towards the above stated minimum exploration budget of US$500,000;
–	Teryl has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and
–	The term of the agreement is extended to March 5, 2013.

Teryl exercised its option to pay the expenditures in cash in lieu of the exploration costs to the Company. As a result, $75,000 advanced to the Company by Teryl was applied as a recovery of exploration costs for the year ended February 29, 2012.

Trout Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);
–	Annual work commitment of US$10,000 (paid for 2011);
–	Consideration to the Owner on August 1 of each of the five calendar years:
●	2011: Cash payment of US$5,000 (paid)
●	2012: Cash payment of US$10,000 ($5,000 paid)
●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
●	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

5.	Mineral Properties (continued)

Coho Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);
–	Annual work commitment of US$10,000;
–	Consideration to the Owner on August 1 of each of the five years:
●	2011: Cash payment of US$5,000 (not paid)
●	2012: Cash payment of US$10,000
●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
●	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

As at February 29, 2012, Coho Claims lease option was no longer in effect.

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for the years ended February 29, 2012 and February 28, 2011:

	For the Year Ended February 29, 2012	For the Year Ended February 28, 2011
	$	$
Exploration and development costs
Assaying	26,853	16,046
Field supplies and other	-	-
Geological consulting	1,680	3,041
Staking and recording fees	21,577	35,189

	50,110	54,276

Recovery of exploration costs	75,000	-

6.	Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.	Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. During the year ended February 29, 2012, imputed interest at 15%, totalling $55,944 (2011 - $55,536) was charged to operations and treated as donated capital (Note 11). As at February 29, 2012, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

7.	Due to Related Parties (continued)

	February 28, 2011	Advances (Repayment)	February 29, 2012
	$	$	$

Reg Technologies Inc.	-	1,317	1,317
Minewest Silver and Gold Inc.	-	1,189	1,189
JGR Petroleum, Inc.	116,977	-	116,977
John Robertson	10,290	17,820	28,110
KLR Petroleum Ltd.	22,713	106,839	129,552
SMR Investments Ltd.	81,450	30,000	111,450
Teryl Resources Corp.*	74,946	(67,429)	7,517

	306,376	89,736	396,112

* During March, 2012 Teryl Resources Corp. and the Company agreed to apply the balance owed by the Company of $7,517 towards the minimum exploration budget of $500,000 specified by the Fish Creek Option Agreement (Note 5).

8.	Related Party Transactions

Pursuant to a management services agreement, during the year ended February 28, 2012 the Company paid or accrued management fees of $30,000 (2011 - $30,000) to a company of which the President of the Company is a director. At February 28, 2012, the Company had an outstanding balance of $111,450 (2010 - $81,450) owed to this related party.

During the year ended February 29, 2012, the Company paid or accrued investor relations fees of $nil (2011 - $2,500) to a company related to the Company by way of a common director.

During the year ended February 29, 2012, the Company paid consulting fees of $13,666 (2011 - $15,190) to a company where the President of the Company is a director.

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

Issued and outstanding

The total issued and outstanding capital stock is 99,593,825 common shares without par value.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

9.	Capital Stock (continued)

Issued and outstanding (continued)

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

On December 6, 2010 the Company issued 2,770,000 units pursuant to a private placement at a price of US$0.05 per unit for gross proceeds of $141,433 (US$138,500). Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from the date of closing. The Company allocated $89,835 to the common shares and $51,598 to the share purchase warrants based on the relative fair values.

On January 24, 2012 the Company issued 1,700,000 units pursuant to a private placement at a price of US$0.05 per unit for gross proceeds of $85,000 (US$85,000). Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.10 per share for a one year term expiring from the date of closing. The Company allocated $54,253 to the common shares and $30,747 to the share purchase warrants based on the relative fair values.

Warrants

The following share purchase warrants were outstanding at February 29, 2012:

Expiry date	Exercise price	Number of warrants	Remaining contractual life
	US$		(years)

January 24, 2013	0.10	1,700,000	0.90
		1,700,000	0.90

The following is a summary of the Company’s warrant activities during the year ended February 29, 2012:

	Number of warrants	Weighted average exercise price
		US$

Outstanding and exercisable at February 28, 2011	22,643,000	0.16
Issued	1,700,000	0.10
Expired	(22,643,000)	0.16

Outstanding and exercisable at February 29, 2012	1,700,000	0.10

The weighted average fair value of warrants issued during the year ended February 29, 2012 was $0.017 (2011 - 0.018) per warrant. The fair value of each warrant granted was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 0.99% (2011 - 1.27%-1.31%), expected life of 1 year (2011 – 1 year), annualized volatility of 226% (2011 - 149%-154%) and expected dividend of 0% (2011 – 0%).

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

9.	Capital Stock (continued)

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

On April 14, 2011 the Company granted to two directors and an officer of the Company a total of 400,000 stock options exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 14, 2016.

During the year ended February 29, 2012, the Company recorded stock-based compensation of $4,508 (2011 - $505) for options vested.

The following stock options were outstanding and exercisable at February 29, 2012:

Expiry date	Exercise price US$	Number of options outstanding	Number of options exercisable	Remaining contractual life (years)
November 7, 2012	0.31	25,000	6,250	0.69
February 21, 2013	0.10	1,525,000	381,250	0.98
April 22, 2014	0.10	75,000	18,750	2.15
April 19, 2015	0.10	50,000	12,500	3.14
April 14, 2016	0.10	400,000	100,000	4.13
		2,075,000	518,750	1.68

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

9.	Capital Stock (continued)

Stock Options (continued)

The following is a summary of the Company’s stock option activities during the year ended February 29, 2012:

	Number of options	Weighted average exercise price
		US$

Outstanding at February 28, 2011	3,300,000	0.22
Granted	400,000	0.10
Expired/forfeited	(1,625,000)	0.34

Outstanding at February 29, 2012	2,075,000	0.10

Exercisable at February 29, 2012	518,750	0.10

Weighted average fair value of stock options granted during the period		0.10

The fair value of each option granted was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following assumptions:

	For the Year ended February 29, 2012	For the Year ended February 28, 2011

Risk free interest rate	2.84%	3.02%
Expected life	5 years	5 years
Annualized volatility	138.96%	126.59%
Expected dividends	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.	Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. The agreement is renewed for one year at $3,690 per month for the duration of November 1, 2010 to October 31, 2011, which is on November 1, 2011 further extended to October 31, 2012 at $1,970 per month.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

11.	Supplemental Disclosures With Respect to Cash Flows

	Cumulative from inception of exploration stage on March 1, 2003 to February 29, 2012	For the Year ended February 29, 2012	For the Year ended February 28, 2011
	$	$	$

Cash paid during the period for interest	-	-	-
Cash paid during the period for income taxes	-	-	-

During the year ended February 29, 2012, imputed interest at 15% per annum totalling $55,944 (2011 - $55,536) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2012 $	2011 $

Loss before income taxes	(181,841)	(36,594)
Canadian federal and provincial income tax rates	26%	28%

Income tax recovery based on the above rates	(47,278)	(10,246)

Increase due to:
Non-deductible and deductible items	(163,815)	21,198
Expiry of non-capital losses	-	86,857
Change in valuation allowance	203,854	(96,696)
Change in statutory tax rates	7,239	(1,113)

Income tax recovery	-	-

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

12.	Income Taxes (continued)

The components of future income taxes are as follows:

	2012 $	2011 $

Future income tax assets

Non-capital losses	1,129,251	758,377
Mineral property costs	520,533	687,421
Property and equipment	2,866	3,953
Marketable securities and other	18,224	17,269

Total future income tax assets	1,670,874	1,467,020
Valuation allowance	(1,670,874)	(1,467,020)

Net future income tax assets	-	-

The Company has non-capital loss carry-forwards of approximately $4,517,004 that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2015	398,612
2026	402,360
2027	1,036,715
2028	417,682
2029	472,218
2030	392,771
2031	1,151,052
2032	245,594

4,517,004

Additionally, the Company has approximately $2,082,133 of development expenses and exploration expenditures as at February 29, 2012 which, under certain circumstances, may be utilized to reduce taxable income of future years. The Company also has approximately $37,810 of capital losses that may be carried forward and applied against future capital gains. The potential income tax benefits of these losses have been offset by a full valuation allowance.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars)

13.	Derivative Liabilities

Derivate liabilities consist of warrants that were originally issued in private placements that have exercise prices denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) (Note 9 and 15). The fair value of these warrants as at February 29, 2012 is $29,637 (2011 - $138,465). The fair value of warrants as at February 29, 2012 was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.12% (2011 – 1.00%-1.27%), expected life of 0.90 (2011 – 0.19 year-0.77 year), volatility of 245.12% (2011 – 167.66%) and expected dividend of 0% (2011 – 0%).

14.	Subsequent Events

During March, 2012 Teryl Resources Corp. and the Company agreed to apply the balance owed by the Company of $7,517 towards the minimum exploration budget of $500,000 specified by the Fish Creek Option Agreement (Note 5 and 7). During June, 2012 Teryl Resources Corp. paid cash of $30,000 to the Company towards the minimum exploration budget of $500,000 specified by the Fish Creek Option Agreement (Note 5).

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855.

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

