Form 20-F
period 2013-02-28
LINUX GOLD CORP
filed 2013-07-01
CIK 1088158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended February 28, 2013
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
99,593,825 Common Shares outstanding as of February 28, 2013

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

BUSINESS OF LINUX GOLD CORP.

We are in the business of acquiring mineral properties and carrying out exploration and development work on our properties. The recoverability of amounts shown for investments, mineral properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a net income of $5,658 in the year ended February 28, 2013 (2012 - net loss of $181,841; 2011 - net loss of $36,594). Our consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements, as of and for the years ended February 28, 2013, February 29, 2012 and February 28, 2011, together with the notes thereto, which appear elsewhere in this annual report. The consolidated financial statements as of and for the years ended February 28, 2013, February 29, 2012 and February 28, 2011 have been audited by A Chan and Company LLP (formerly, “ACAL Group”), Chartered Accountants. The consolidated financial statements are prepared in accordance with U.S. GAAP. See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2013, US$1.00 was equal to approximately Cdn.$1.0259.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

	2013 $	2012 $	2011 $	2010 (Restated) $	2009 $
Net Revenue	-	-	-	-	-
Income (loss) from continuing operations	5,658	(181,841)	(36,594)	(65,985)	(536,201)
Income (loss) from discontinued operations	-	-	-	-	-
Income (loss) from continuing operations per Common Share	0.00	(0.00)	(0.00)	(0.00)	(0.01)
Income (loss) from discontinued operations per Common Share	-	-	-	-	-
Total Assets	33,226	39,562	118,829	206,244	112,942
Working Capital (deficit)	(493,019)	(553,954)	(485,596)	(273,760)	(296,083)
Shareholders’ Equity (deficit)	(489,854)	(549,856)	(480,270)	(742,232)	(286,985)
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

Reference is made to Item 4. - Information on the Company and Item 5. - Operating and Financial Review and Prospects for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. e do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On June 27, 2013, the average rate by OANDA was Cdn.$1.0491 to US$ 1.00. The following tables set forth rates for US dollars for the periods indicated.

The following table reflects the monthly high and low exchange rates for US$1.00 to the Canadian dollar for each of the last six months, based on the noon buying rate for US dollars published by the Bank of Canada.

Month	Year	High (Cdn.$)	Low (Cdn.$)
December	2012	0.9969	0.9843
January	2013	1.0078	0.9839
February	2013	1.0285	0.9960
March	2013	1.0314	1.0156
April	2013	1.0270	1.0072
May	2013	1.0371	1.0023

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or by the Bank of Canada, for the five most recent financial years based on the average month-end exchange rates:

Year	Average	Low ($Cdn.)	High	February 29/28 ($Cdn.)
2013	0.9988	0.9710	1.0418	0.9723
2012	0.9914	0.9449	1.0604	0.9866
2011	1.0205	0.9739	1.0778	0.9739
2010	1.1116	1.0251	1.3000	1.0526
2009	1.1414	0.9840	1.2971	0.7870

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

As noted in our audited consolidated financial statements for the year ended February 28, 2013 we have incurred significant operating losses and have an accumulated deficit during the exploration stage of $7,184,515 at February 28, 2013. Furthermore, we had working capital deficit of $493,019 as at February 28, 2013, which is not sufficient to achieve our planned business objectives.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs. The auditors’ report on our February 28, 2013 consolidated financial statements includes additional comments for U.S. readers that states that conditions exist that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty (see Item 5.B. Liquidity and Capital Resources).

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

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. John Robertson, Ms. El-Khatib and Mrs. Robertson are directors and/or officers of Teryl Resources Corp. (“Teryl”), a Canadian publicly reporting natural resource exploration company that shares office space and administrative staff with our company. We had an option agreement with Teryl whereby Teryl effectively earned 100% of our 50% interest in the Fish Creek claim (see Item 4.D – Mineral Properties, Fish Creek Claims, Alaska) on March 6, 2013. In addition, Susanne Robertson and John Robertson are directors and officers of SMR Investments Ltd., a private company wholly-owned by Susanne Robertson. They own a total of 7.75% of our common shares (see Item 6.A - Directors and Senior Management, and Item 6.E - Share Ownership).

Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with our company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B - Related Party Transactions). Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act (“BCBCA”). The Board has resolved that any transaction involving a related party to our company is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

As a “foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

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

Since our common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the “penny stock rules”. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for our common shares and may severely and adversely affect the ability of broker-dealers to sell our common shares.

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

Our authorized capital consists of 200,000,000 common shares without par value. Of these, 99,593,825 common shares were issued and outstanding as of February 28, 2013 and as of the date of this annual report.

Our head office is located at #240 -11780 Hammersmith Way, Richmond, B.C., V7A 5E9.

During the three fiscal years ended February 28, 2013, February 29, 2012 and February 28, 2011, we have been involved in mineral property exploration and development. We have investigated several mineral properties in Canada and the United States. Our current plans are to joint venture and explore our mineral properties.

We currently have interests in two mineral properties in Alaska. We hold a 100% interest in the Dime Creek claim block consisting of 12 mining claims located near Nome and 6,400 acres of 13 mineral exploration claims staked in the Livengood-Tolovana Mining District.

During the year ended February 28, 2013 we terminated our lease option agreement on Trout mineral claims located in the Fairbanks Recording District.

Effective March 6, 2013, we sold our 50% interest in the Fish Creek property, consisting of 30 mineral claims located in the Fairbanks Mining Division. We retain a 5% net royalty up to $2,000,000. Teryl has the right to purchase the 5% net royalty for consideration of $500,000 from the Company within one year of production.

Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined for the above properties. To date, we have received no revenues from our mining property activities.

Effective April 5, 2013 we signed a teaming agreement to produce gold from a placer mining technology with a 45 day option for consideration of US$1,000 which was subsequently extended to July 15, 2013. The teaming agreement is earned by the Company funding the gold extraction technology for total cost of US$32,000.

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

Exploration Expenditures

During fiscal 2013, we incurred $13,194, including $12,660 on staking and recording fees and $534 on transportation.

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

Source of Funds for Fiscal 2013

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

We had a working capital deficit of $493,019 as of February 28, 2013 compared to a working capital deficit of $553,954 on February 29, 2012, and compared to a deficit of $485,596 on February 28, 2011.

Use of Funds for Fiscal 2014

During fiscal 2014, we estimate that we will expend approximately $150,000 on general and administrative expenses. Expenditures for future exploration during fiscal 2014 work cannot be specifically confirmed as of the date of this annual report, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on our mineral properties in Alaska.

Description of the Markets in Which the Company Competes

We do not have a market in which we compete, as we operate in an extractive industry. However, the mining industry in which we are engaged is highly competitive due to significant and increasing competition for exploration opportunities. (see Competition below and Risk Factors above).

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

Since our inception and during the three fiscal years ending in February 2013, we had been involved in natural resource property exploration and development.

Mineral Properties

Fish Creek Claims, Alaska

We owned a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located 25 miles north of Fairbanks in the Fairbanks Mining District in Alaska. Effective March 6, 2013, we sold these claims in accordance with an option agreement with Teryl, a company with common directors and officers. We retain a 5% net royalty up to $2,000,000. Teryl has the right to purchase the 5% net royalty, for consideration of $500,000 from the Company within one year of production. Linux has an option to convert its 5% royalty to a 25% working interest in the Fish Creek property one year after production.

All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, exploration by drilling is permitted for Fish Creek claims. To the best of our knowledge, all exploration on the property has been in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project.

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

Trout Claims, Alaska

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

-	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

-	Annual work commitment of US$10,000 (paid for 2011);

-	Consideration to the Owner on August 1 of each of the five calendar years:

●	2011: Cash payment of US$5,000 (paid)

●	2012: Cash payment of US$10,000 ($5,000 paid)

●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

●	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

During the year ended February 28, 2013, Trout Claims Lease Option Agreement was terminated.

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

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with US GAAP. Audited consolidated financial statements for the fiscal years ended February 28, 2013, February 29, 2012 and February 28, 2011, respectively, are included in this annual report.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a net income of $5,658 in the year ended February 28, 2013 (2012 - net loss of $181,841; 2011 - net loss of $36,594). We have no revenue from our mining operations. (See Item 3.D. - Risk Factors).

A.	OPERATING RESULTS

Fiscal Year Ended February 28, 2013 compared to Fiscal year Ended February 29, 2012

During the fiscal years ended February 28, 2013 and February 29, 2012, we received no revenues from operations.

Administrative expenses excluding mineral property exploration and development costs in 2013 totaled $152,673 compared to $287,578 in 2012.

During 2013 we recorded recovery of exploration costs of $141,354 resulting from Teryl’s cash payment in lieu of exploration expenditures in accordance with Fish Creek Property option agreement. In 2012 we recorded recovery of exploration costs of $75,000 for such cash payment. During 2013 we incurred $12,660 on exploration and development of our mining properties compared to $50,110 in 2012.

Consulting and subcontract expenses were $13,486 in 2013 decreased from $105,188 in 2012. Professional fees totaled $29,660 reduced from $29,948 in 2012. Office and general administrative expenses decreased from $35,673 in 2012 to $3,094. Costs incurred on regulatory compliances increased to $13,018 in 2013 from $12,448 in 2012. All decreases resulted from the Company’s continuing effort in streamlining the operations.

Travel and promotion decreased to $1,781 in 2013 from $15,118 in 2012 as a result of reduced fund raising activities that require meetings with investors and potential investors.

Management fees remain unchanged at $30,000 from 2012.

Imputed interest calculated on the balances due to related parties remains constant at $56,664 in 2013 from $55,944 in 2012. Imputed interest at 15% was recorded to operations based on the advances from related parties and treated as donated capital, as they are not payable to the related parties.

We had anticipated that we would spend approximately $150,000 during fiscal 2013 on field sampling, mapping and geological consulting. However, due to the difficulty raising funds in the equity market we decided to postpone the exploration until it becomes cost effective again after the market recovery.

In 2013 we had a foreign exchange loss of $4,037 compared to a loss of $2,031 in 2012.

In 2013 we did not record any gain or loss on sale of our marketable security; in 2012 we incurred a net loss of $37,810 on the sales.

In 2012 we recorded an impairment of $20,919 based on the continued decline in the value of these marketable securities; we did no record impairment in 2013.

We recorded fair value adjustment of our derivate liability of $29,637 in 2013 compared to $139,576 in 2012. The derivate liability represents the warrants priced in the United States dollars, which is not our functional currency (Canadian dollar).

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

Our authorized capital consists of 200,000,000 common shares without par value. At February 28, 2013 and as of the date of this annual report we had 99,593,825 issued and outstanding common shares (February 29, 2012 - 99,593,825; February 28, 2011 – 97,893,825). We have adopted an incentive stock option plan pursuant to which options may be granted for a number of shares up to 10% of our issued and outstanding shares from time to time.

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

The total amount owing to related parties is $339,197 or 64.85% of total current liabilities as at February 28, 2013. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand.

We anticipate that our estimated cash requirements for the fiscal year ending February 28, 2014 will be approximately $150,000 for working capital. We do not foresee any material changes to our corporate operations. Expenditures for future exploration during fiscal 2014 work cannot be specifically confirmed as of the date of this annual report, as our requisite cash requirements for exploration work are dependent upon the ability to raise capital and secure permits and equipment to conduct our exploration drilling on our mineral properties in Alaska.

Fiscal Year Ended February 29, 2013

During 2013 we generated $133 from operating activities and did not have any financing or investing activities.

Our cash position increased from $7 at February 29, 2012 to $140 at February 28, 2013 and we had a working capital deficit of $493,019 at February 28, 2013 compared to $553,954 at February 29, 2012.

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

During the past three years ended February 28, 2013, February 29, 2012 and February 28, 2011 we did not incur any research and development expenditures. We do not hold any patents, trademarks or copyrights.

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

Since the second half of 2008, there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. These macroeconomic events have negatively affected the mining and minerals sectors in general. Although these circumstances will likely improve over the longer term, the short term impact upon our liquidity and our ability to raise the capital required to execute our business plan going forward was affected. As a result, we were unable to complete our anticipated plans during fiscal 2012. We will consider our plans and options carefully in fiscal 2014.

During the year ended February 28, 2013, we spent $12,660 in staking and recording fees and exploration and development costs (2012 - $50,110).

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

Payments due by period
Contractual Obligations	Total $	Less than1 year $	1-3 years $	3-5 years $	More than 5 years $
Mineral Property Obligations	-	-	-	-	-
Long-term debt obligations	-	-	-	-	-
Capital (Finance) Lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	-	-	-	-	-
Total	-	-	-	-	-

G.	SAFE HARBOR

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

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

The names, positions held and terms of office of each director and officer as of the date of this document, are as follows:

Name, Province or State and Country of Residence (1)	Position with the Company	Director Since

John G. Robertson British Columbia, Canada	President, CEO and Chairman of the Board and Director	March 5, 1979

Susanne Robertson British Columbia, Canada	Director	August 28, 2001

Thomas Robertson British Columbia, Canada	Director	November 27, 2012

Suzan El-Khatib British Columbia, Canada	Director	April 14, 2011

Jane He British Columbia, Canada	Chief Financial Officer	February 25, 2011

(1)	The information as to province, state and country of residence and principal occupation has been furnished by the respective directors individually.

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

Thomas Robertson – Mr. Roberson has been a director since November 27, 2012. Mr. Robertson has been an investor relations consultant with Molycor Gold Corp., a TSX.V issuer, since January 2005; previously he was a corporate development and investor relations consultant with several TSX.V issuers, being Strike Zone Minerals (2004), Auterra Ventures Inc. (2004), and Toba Industries (2003/2004. He was also an investor relations consultant with two OTC BB companies, being Tital Consolidated Inc. (2003/2004), Timber Resources International Inc. (2003). Mr. Robertson has been a director of Teryl Resources Corp. since April, 2011 and a director of Reg Technologies Inc. since January, 2010.

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

Family Relationships

Susanne Robertson, a director, is the spouse of John Robertson, our President and Chief Executive Officer. Thomas Robertson, a director, is a son of John Robertson.

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

The table below sets forth the compensation paid to or earned by our directors and members of our administrative, supervisory or management bodies during the financial years ended February 28, 2013, and February 29, 2012 and February 28, 2011:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended Feb. 28	Salary ($)	Share- based Awards ($)	Option- Based Awards ($)	Annual incentive plans ($)	Long-term incentive plans	Pension value ($)	All other Compen-sation ($)	Total compensation ($)
John Robertson President & CEO (1) (2)	2013 2012 2011	12,000 12,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	42,000(3) 42,000 (3) 42,000 (3)

Jane He CFO	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil 1,052 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 1,052 Nil

Donna Moroney Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Susanne Robertson (1) Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Robertson is President and a director, and Mrs. Robertson is a director of SMR Investments Ltd., which company is to receive or accrue $2,500 per month ($30,000 per year) for management services.
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

As of the date of this annual report, the members of the Audit Committee are Susanne Robertson, Suzan El-Khatib and Thomas Robertson. Members of the Audit Committee are not officers or employees.

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

We did not have any employees during any of the years ended February 28, 2013, February 29, 2012 and February 28, 2011. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants who work closely with us.

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

	Stock Options			Warrants
Name and Title	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of securities underlying unexercised warrants (1)	Common Shares Beneficially Owned	Total number of securities and common shares underlying unexercised Stock Options and unexercised warrants	Common Shares Owned as Percentage of Issued and Outstanding Common Shares (1)

John G. Robertson President & CEO Director	0	NA	NA	0	3,664,606	3,664,606	3.67%

Susanne Robertson Director	0	NA	NA	0	(3) 4,065,234	4,065,234	4.08%

Thomas Robertson Director	0	NA	NA	0	0	0	0

Suzan El-Khatib Director	150,000	US$0.10	Apr 14, 2016	0	0	150,000	(2)

Jane He CFO	100,000	US$0.10	Apr 14, 2016	0	0	100,000	(2)

(1)	As at June 28, 2012, there were 99,593,825 issued and outstanding common shares.

(2)	Beneficially owns less than 1% of our common shares.

(3)	Includes 797,000 common shares directly owned, 3,268,234 common shares registered in the name of SMR Investments Ltd., a private company controlled by Mrs. Robertson.

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

Based upon our review of the records maintained by Computer share Trust Company of Canada, our registrar and transfer agent, and insider reports filed with the System for Electronic Disclosure by Insiders (SEDI), as at June 27, 2013, there were no shareholder who beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

We do not know of any arrangements which could result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from since the beginning of our preceding three financial years up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) our key management personnel, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

	For the Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011
Management fees paid or accrued to a company controlled by director Susanne Robertson (1)	$30,000	$30,000	$30,000

Director’s fees paid to John G. Robertson, our President, CEO and a director	$12,000	$12,000	$12,000

(1)	We entered into a management services agreement with SMR Investment Ltd. (“SMR”) pursuant to which SMR incurred management fees as set forth in the table above. SMR is a private company owned by Susanne Robertson, a director and the wife of John G. Robertson, our President, who is also a director of SMR. As at the fiscal year ended February 28, 2013, we had an outstanding balance of $141,450 owing to SMR.

We had related party advances outstanding of $339,197 as of February 28, 2013, compared to $396,112 as of February 29, 2012. These amounts were unsecured, non-interest bearing and with no fixed terms of repayment.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and the accompanying notes have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are presented in Canadian dollars. These financial statements have been prepared in accordance with the FASB ASC 915 “Development-Stage Entities”. A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenue therefrom. Development-stage companies report cumulative loss from the inception of its development-stage activities. These consolidated financial statements for the fiscal year ended February 28, 2013, contain:

-	Report of Independent Registered Public Accounting Firm dated June 28, 2013 of A Chan and Company LLP Chartered Accountants

-	Consolidated Balance Sheets as at February 28, 2013 and February 29, 2012

-	Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended February 28, 2013, February 29, 2012 and February 28, 2011

-	Consolidated Statements of Cash Flows for the Years Ended February 28, 2013, February 29, 2012 and February 28, 2011

-	Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 28, 2013

-	Notes to the Consolidated Financial Statements as at February 28, 2013

Legal Proceedings and Regulatory Actions

During the fiscal year ended February 28, 2013, we were not and are not currently a party to, nor are any of our properties the subject of, any legal proceedings for which the outcome could have a material adverse affect on our company, nor, to our knowledge, are we to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse affect on our company.

There have been no penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended February 28, 2013, or any other time that would likely be considered important to a reasonable investor making an investment decision in our company, and we have during the fiscal year ended February 28, 2013.

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

The following table shows the annual high and low closing prices of our stock traded on the OTC Bulletin Board during the last five fiscal years as follows, which information reflects inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions:

Year	High (US$)	Low (US$)
2013	0.04	0.01
2012	0.06	0.02
2011	0.106	0.043
2010	0.10	0.04
2009	0.239	0.04

The following table shows the quarterly high and low prices of our stock traded on the OTCBB during the last two fiscal years, for each quarter as follows:

Period	High	Low
Fiscal 2013	(US$)	(US$)
Fourth Quarter ended February 28, 2013	0.02	0.01
Third Quarter ended November 30, 2012	0.04	0.01
Second Quarter ended August 31, 2012	0.04	0.01
First Quarter ended May 31, 2012	0.04	0.02
Fiscal 2012
Fourth Quarter ended February 29, 2012	0.05	0.02
Third Quarter ended November 30, 2011	0.05	0.03
Second Quarter ended August 31, 2011	0.06	0.03
First Quarter ended May 31, 2011	0.05	0.04

The following table shows the high and low closing prices of our stock traded on the OTCBB during the most recent six months, for each month as follows:

Month	High (US$)	Low (US$)
June 2013	0.03	0.02
May 2013	0.04	0.02
April 2013	0.04	0.03
March 2013	0.04	0.03
February 2013	0.04	0.03
January 2013	0.05	0.02

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Description of Securities

Common Shares

We are authorized to issue 200,000,000 common shares without nominal or par value of which, 99,593,825 Common Shares were issued and outstanding as fully paid and non-assessable as of February 28, 2013 and the date of this annual report.

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

On December 1, 2011 the Company and Teryl further amended the agreement to include the following terms:

-	Teryl applies $75,000 owed by the Company to Teryl towards the above stated minimum exploration budget of US$500,000;

-	Teryl has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and

-	The term of the agreement is extended to March 5, 2013.

Teryl exercised its option to pay the expenditures in cash in lieu of the exploration costs to the Company. As a result, $75,000 advanced to the Company by Teryl was applied as a recovery of exploration costs for the year ended February 29, 2012. As at March 6, 2013 Teryl acquired the 50% interest in Fish Creek from the Company pursuant to this agreement. The Company retains a 5% net royalty up to $2,000,000. Teryl has the right to purchase the 5% net royalty form the Company within one year of production.

Trout Mineral Claims

On January 27, 2010, we entered into a mining agreement with the 100% owner of the eleven Trout mineral claims, located in the Fairbanks Recording District, Alaska, for a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) we acquired an option to enter into a five year lease by August 1, 2010. The terms of the lease option are as follows:

-	Initial non-refundable payment of US$1,500 at signing of the lease agreement;

-	Annual work commitment of US$10,000 (paid for 2011);

-	Consideration on August 1 of each of the five years:

●	2011: Cash payment of US$5,000 (paid),

●	2012: Cash payment of US$10,000 ($5,000 paid),

●	2013: Cash payment of US$15,000 and issuance of 10,000 common shares,

●	2014: Cash payment of US$15,000 and issuance of 50,000 common shares, and

●	2015: Cash payment of US$500,000 and issuance of our common shares valued at US$500,000 to a maximum of one million common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Trout mineral claims.

Trout Mineral Claims agreement was terminated during the year ended February 28, 2013.

Teaming Agreement

Effective April 5, 2013 the Company signed a teaming agreement to produce gold from a placer mining technology with a 45 day option for consideration of US$1,000 which was subsequently extended to July 15, 2013. The teaming agreement is earned by the Company funding the gold extraction technology for total cost of US$32,000.

D.	EXCHANGE CONTROLS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant’s shares. Any such remittances, however, are subject to withholding tax. See Item 10.E - Taxation.

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

The Corporation may be a Passive Foreign Investment Company

General Discussion. We believe that we qualify as a PFIC, within the meaning of sections 1291 through 1298 of the Code, for the fiscal year ended February 28, 2013, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these three sets of special rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe that under these tests the Corporation would be classified as a PFIC for the fiscal year ended February 28, 2013.

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

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As required by Rule 13a-15 under the Exchange Act, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of February 28, 2013, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our management, including Mr. John Robertson, our Chief Executive Officer, and Jane He, our Chief Financial Officer.

As of February 28, 2013, management conducted an evaluation of our disclosure controls and procedures pursuant to the Exchange Act. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of February 28, 2013.

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

Our Chief Executive Officer, Mr. John Robertson, and our Chief Financial Officer, Jane He, assessed the effectiveness of our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of February 28, 2013.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at February 28, 2013 due to inadequate segregation of duties and effective risk assessment.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended February 28, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The fees paid by us to our auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees $	Audit Related Fees $	Tax Fees $	All Other Fees $
February 28, 2013	14,000	Nil	$1,000	Nil
February 29, 2012	15,000	Nil	Nil	Nil

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

Audited Financial Statements for the years

ended February 28, 2013 and February 29, 2012 and February 28, 2011

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements, together with the reports of A Chan and Company LLP (formerly, “ACAL Group”), Chartered Accountants, on the annual consolidated financial statements referred to below, are filed as part of this annual report, and are included immediately following this text and include:

●	Report of Independent Registered Public Accounting Firm of A Chang And Company LLP, Chartered Accountants, dated June 28, 2013

●	Consolidated Balance Sheets as at February 28, 2013 and February 29, 2012

●	Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended February 28, 2013, February 29, 2012 and February 28, 2011

●	Consolidated Statements of Cash Flows for the years ended February 28, 2013, February 29, 2012 and February 28, 2011

●	Consolidated Statements of Stockholders’ Deficit, March 1, 2003 to February 28, 2013

●	Notes to the Consolidated Financial Statements as at February 28, 2013, February 29, 2012 and February 28, 2011

ITEM 19.	EXHIBITS

EXHIBIT #
1.1	Memorandum and articles of incorporation with bylaws dated February 27, 1979	(1)
1.2	Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class “A” Common voting shares without par value as common shares without par value and redesignating Class “B” Common non-voting shares as common shares without par value	(1)
1.3	Altered memorandum and special resolution dated March 15, 2000 changing the name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc.	(3)
1.4	Altered memorandum and special resolution dated February 20, 2003 changing the name of the Company from LinuxWizardry Systems, Inc. to Linux Gold Corp.	(5)
1.5	Memorandum and articles of incorporation amended effective September 15, 2004	(7)
2.1	Specimen copy of Registrant’s common share certificate	(2)
4.1	Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations	(2)
4.2	Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.	(3)
4.3	Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector	(4)
4.4	License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc	(4)
4.5	Vendor Agreement dated January 5, 2001 between Merrimack Services Corporation d/b/a PC Connection and LinuxWizardry Systems, Inc.	(4)
4.6	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002	(5)
4.7	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(5)
4.8	Edward Skoda Purchase Agreement – TY Gold Property	(6)
4.9	Edward Skoda Purchase Agreement – ORO Mineral Claims	(6)
4.10	Property Option Agreement – Peter Tse	(6)
4.11	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2007	(8)
4.12	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2009	(11)
4.13	Premises Lease Agreement between Linux Gold Corp. and Pensionfund Realty Limited dated November 1, 2009	(11)
4.14	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Coho Claims, Alaska	(11)
4.15	Exploration Rights Agreement between Linux Gold Corp. and Peter S. Frantz dated January 20, 2010 for the Trout Claims, Alaska	(11)
4.16	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2010	(11)
11.1	Code of Business Conduct and Ethics	(12)
12.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
12.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(13)
13.1	Certification of CEO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
13.2	Certification of CFO pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(13)
15.1	Consent of Independent Registered Public Accounting Firm	(13)

(1)	incorporated by reference to our Registration Statement on Form 20-F filed on June 4, 1999 with the SEC
(2)	incorporated by reference to our Amendment No. 1 to the Registration Statement dated July 22, 1999
(3)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2000
(4)	incorporated by reference to our annual report on Form 20-F filed on July 14, 2001
(5)	incorporated by reference to our annual report on Form 20-F filed on August 25, 2003
(6)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2004
(7)	incorporated by reference to our annual report on Form 20-F filed on July 19, 2005
(8)	incorporated by reference to our annual report on Form 20-F filed on July 23, 2007
(9)	incorporated by reference to our annual report on Form 20-F filed on September 2, 2008
(10)	incorporated by reference to our annual report on Form 20-F filed on September 14, 2009
(11)	incorporated by reference to our annual report on Form 20-F filed on June 6, 2010
(12)	incorporated by reference to our Form 6-K filed on March 16, 2011
(13)	filed herewith in this annual report on Form 20-F

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

LINUX GOLD CORP.
Registrant

Dated: June 28, 2013	By:	/s/ John G. Robertson
John G. Robertson
President, Chairman of the Board and Director

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

February 28, 2013

SUITE 1850 - 1066 WEST HASTINGS STREET VANCOUVER, BC V6E 3X2	A Chan And Company llp Chartered Accountants

T: 604.683.3850

F: 604.688.8479

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	the Board of Directors and Stockholders of
Linux Gold Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (the “Company”) (An Exploration Stage Company) as of February 28, 2013 and February 29, 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended February 28, 2013, February 29, 2012 and February 28, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as of February 28, 2013. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2013 and February 29, 2012, and the results of its operations and its cash flows for the year ended February 28, 2013, February 29, 2012 and February 28, 2011 in conformity with accounting principles generally accepted in the United States of America.

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

“A Chan & Company LLP”
Chartered Accountants

Vancouver, British Columbia

June 28, 2013

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	As at	As at
	28 February 2013	29 February 2012
	$	$
Assets
Current
Cash and cash equivalents	140	7
Goods and services tax receivable	976	3,738
Marketable securities (Note 3)	24,090	28,104
Prepaid expenses and deposits	3,615	3,615
Due from related party (Note 7)	1,240	-

	30,061	35,464

Property and equipment (Note 4)	3,165	4,098

	33,226	39,562

Liabilities

Current
Bank overdraft	-	1,344
Accounts payable (Note 6)	165,383	143,325
Accrued liabilities	18,500	19,000
Due to related parties (Note 7)	339,197	396,112
Derivative liabilities (Note 13)	-	29,637

	523,080	589,418

Stockholders’ deficit
Capital stock (Note 9)
Authorized
200,000,000 common shares without par value
Issued and outstanding
February 28, 2013 & February 29, 2012 - 99,593,825 common shares	13,631,647	13,629,952
Donated capital	591,174	534,510
Accumulated other comprehensive loss	(4,015)	-
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,184,515)	(7,190,173)

	(489,854)	(549,856)

	33,226	39,562

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 14)

On behalf of the Board:

“John Robertson”	Director	” Suzan El-Khatib “	Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian Dollars)

	Cumulative from
	inception of
	exploration stage on	For the	For the	For the
	1 March 2003 to	year ended	year ended	year ended
	28 February 2013	28 February 2013	29 February 2012	28 February 2011
	(Unaudited)
	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	32,829	933	1,228	1,621
Bad debt expense	84,952	-	-	-
Consulting and subcontracts	1,811,154	13,486	105,188	137,398
Filing and regulatory fees	197,541	13,018	12,448	13,261
Foreign exchange loss (gain)	(32,402)	4,037	2,031	(2,938)
Imputed interest (Note 7)	385,674	56,664	55,944	55,536
Interest expense	2,302,583	-	-	-
Management fees (Note 8)	304,750	30,000	30,000	30,000
Mineral property exploration costs (Note 5)	1,983,642	12,660	50,110	54,276
Recovery of exploration costs (Note 5)	(216,354)	(141,354)	(75,000)	-
Office, rent and telephone	774,368	3,094	35,673	38,759
Professional fees	508,551	29,660	29,948	34,456
Travel and shareholder communication	997,461	1,781	15,118	23,570

Net loss before other income (loss)	(9,339,991)	(23,979)	(262,688)	(385,939)

Other income (loss)
Realized gain (loss) on sale of marketable security	18,336	-	(37,810)	(1,306)
Realized (loss) on reallocation from Accumulated Other Comprehensive Loss	(91,303)	-	-	(30,900)
Impairment on available-for-sale investments	(78,756)	-	(20,919)	(57,837)
Fair value adjustment of derivative liabilities	1,976,323	29,637	139,576	439,388
Mineral property acquisition costs written off	(126,417)	-	-	-
Accounts payable written off	46,281	-	-	-
Income from discontinued operations	369,213	-	-	-
Interest income	41,799	-	-	-

Net income (loss) for the period	(7,184,515)	5,658	(181,841)	(36,594)

Basic and diluted net loss per share		0.00	(0.00)	(0.00)

Weighted average number of common shares used in per share calculations		99,593,825	98,061,038	94,040,367

Comprehensive income (loss)
Net income (loss) for the period	(7,184,515)	5,658	(181,841)	(36,594)
Loss realized on investments disposal transferred to earning	91,303	-	-	30,900
Unrealized holding gain (loss) on available-for-sale investments	(95,318)	(4,015)	-	45,787

Comprehensive income (loss)	(7,188,530)	1,643	(181,841)	40,093

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

	Cumulative from
	inception of
	exploration stage on	For the	For the	For the
	1 March 2003 to	year ended	year ended	year ended
	28 February 2013	28 February 2013	29 February 2012	28 February 2011
	(Unaudited)
	$	$	$	$
Cash flows used in operating activities
Net income (loss) for the period	(7,184,515)	5,658	(181,841)	(36,594)
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	-	-
Amortization of property and equipment	32,829	933	1,228	1,621
Receipt of marketable securities for property	(16,000)	-	-	-
Accretion of discount on convertible debt	2,291,794	-	-	-
Bad debt expense	84,952	-	-	-
Imputed interest	385,674	56,664	55,944	55,536
Accounts payable written off	(46,281)	-	-	-
Mineral property acquisition costs written off	126,417	-	-	-
Recovery of exploration costs	(75,000)	-	(75,000)	-
Stock-based compensation	275,598	1,695	4,058	505
Shares issued for services	120,000	-	-	-
Shares issued for settlement of rent obligation	19,200	-	-	-
Impairment on investments	78,756	-	20,919	57,837
Fair value adjustment of derivative liabilities	(1,976,323)	(29,637)	(139,576)	(439,388)
Net loss on sale of marketable securities	72,967	-	37,810	32,206
Income from discontinued operations	(369,213)	-	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	43,929	2,762	1,562	(1,378)
Prepaid expenses and deposits	(3,124)	-	123	125
Bank overdraft	-	(1,344)	1,344	-
Accounts payable and accrued liabilities	(94,995)	21,557	52,657	(40,958)
Receivable from related party	(1,240)	(1,240)	-	-
Due to related parties	356,616	(56,915)	120,147	37,474

	(5,672,717)	133	(100,625)	(333,014)

Cash flows provided by/(used in) investing activities
Mineral interest acquisition costs	(66,417)	-	-	-
Disposal (purchase) of marketable securities	(83,827)	-	15,422	75,719
Purchase of property and equipment	(35,994)	-	-	-

	(186,238)	-	15,422	75,719
Cash flows from financing activities
Advances from related parties	16,238	-	-	-
Debt issue costs	(205,242)	-	-	-
Proceeds from convertible debt	2,226,251	-	-	-
Repayment of debt	(153,400)	-	-	-
Proceeds from issuance of common shares	4,006,971	-	85,000	267,810
Share subscriptions received	52,277	-	-	-
Share issue costs	(95,134)	-	(2,000)	(8,487)

	5,847,961	-	83,000	259,323

Increase (decrease) in cash and cash equivalents	(10,994)	133	(2,203)	2,028
Cash and cash equivalents, beginning of period	11,134	7	2,210	182

Cash and cash equivalents, end of period	140	140	7	2,210

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

 Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

(with the period from March 1, 2003 to February 28, 2009 - unaudited)

						Deficit	Accumulated
		Common			Deficit	accumulated	other	Total
	Shares of	stock and			accumulated	during the	comprehensive	stockholders’
	common stock	paid-in	Subscriptions	Donated	from prior	exploration	income	equity
	issued	capital	received, net	capital	operations	stage	(loss)	(deficit)
		$	$	$	$	$	$	$

Balance from prior operations at 1 March 2003	57,458,413	6,804,412	-	205,500	(7,524,145)	-	-	(514,233)
Common stock issued for mineral property	175,000	17,500	-	-	-	-	-	17,500
Common stock issued for services	1,000,000	100,000	-	-	-	-	-	100,000
Common stock issued for settlement of rent obligation	200,000	19,200	-	-	-	-	-	19,200
Options exercised	150,000	19,812	-	-	-	-	-	19,812
Warrants exercised	1,300,000	280,922	-	-	-	-	-	280,922
Imputed interest	-	-	-	22,960	-	-	-	22,960
Marketable securities adjustment	-	-	-	-	-	-	44,000	44,000
Net loss for the year	-	-	-	-	-	(3,738)	-	(3,738)

Balance at 29 February 2004	60,283,413	7,241,846	-	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral property	125,000	45,384	-	-	-	-	-	45,384
Common stock issued for cash	4,205,610	860,089	-	-	-	-	-	860,089
Options exercised	87,500	10,606	-	-	-	-	-	10,606
Warrants exercised	250,000	37,500	-	-	-	-	-	37,500
Imputed interest	-	-	-	35,013	-	-	-	35,013
Stock-based compensation	-	82,000	-	-	-	-	-	82,000
Marketable securities adjustment	-	-	-	-	-	-	(54,000)	(54,000)
Net loss for the year	-	-	-	-	-	(748,369)	-	(748,369)

Balance at 29 February 2005	64,951,523	8,277,425	-	263,473	(7,524,145)	(752,107)	(10,000)	254,646
Common stock issued for mineral property	50,000	20,500	-	-	-	-	-	20,500
Common stock issued for cash	3,100,000	715,127	-	-	-	-	-	715,127
Options exercised	93,750	10,838	-	-	-	-	-	10,838
Warrants exercised	92,500	21,825	-	-	-	-	-	21,825
Share issue costs	-	(42,571)	-	-	-	-	-	(42,571)
Imputed interest	-	-	-	31,722	-	-	-	31,722
Stock-based compensation	-	2,280	-	-	-	-	-	2,280
Marketable securities adjustment	-	-	-	-	-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	(810,105)	-	(810,105)

Balance at 28 February 2006	68,287,773	9,005,424	-	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Subscriptions received	-	-	52,277	-	-	-	-	52,277
Common stock issued for debt	2,586,076	644,749	-	-	-	-	-	644,749
Options exercised	323,750	75,670	-	-	-	-	-	75,670
Warrants exercised	52,500	15,329	(14,600)	-	-	-	-	729
Share issue costs	-	(2,613)	-	-	-	-	-	(2,613)
Imputed interest	-	-	-	53,657	-	-	-	53,657
Intrinsic value of beneficial conversion feature of convertible debentures	-	963,670	-	-	-	-	-	963,670
Fair value of warrants issued with convertible debentures	-	1,262,580	-	-	-	-	-	1,262,580
Stock-based compensation	-	109,228	-	-	-	-	-	109,228
Marketable securities adjustment	-	-	-	-	-	-	(130,000)	(130,000)
Net loss for the year	-	-	-	-	-	(3,571,183)	-	(3,571,183)

Balance at 28 February 2007	71,250,099	12,074,037	37,677	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)
Subscriptions received	-	-	40,062	-	-	-	-	40,062
Common stock issued for debt redemption	8,378,226	1,493,911	-	-	-	-	-	1,493,911
Common stock issued for cash	2,825,000	615,195	(52,277)	-	-	-	-	562,918
Options exercised	212,500	24,020	-	-	-	-	-	24,020
Warrants exercised	430,000	94,501	14,600	-	-	-	-	109,101
Share issue costs	-	(4,003)	-	-	-	-	-	(4,003)
Imputed interest	-	-	-	8,966	-	-	-	8,966
Stock-based compensation	-	75,042	-	-	-	-	-	75,042
Marketable securities adjustment	-	-	-	-	-	-	78,000	78,000
Net loss for the year	-	-	-	-	-	(2,260,291)	-	(2,260,291)

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

 Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

(with the period from March 1, 2003 to February 28, 2009 - unaudited)

						Deficit	Accumulated
		Common			Deficit	accumulated	other	Total
	Shares of	stock and			accumulated	during the	comprehensive	stockholders’
	common stock	paid-in	Subscriptions	Donated	from prior	exploration	income	equity
	issued	capital	received, net	capital	operations	stage	(loss)	(deficit)
		$	$	$	$	$	$	$

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares	-	205,975	-	-	-	-	-	205,975
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)
Cumulative effect related to the adoption of ASC 815-40	-	(1,568,889)	-	-	-	1,024,134	-	(544,755)
Common stock issued for cash	5,000,000	85,277	-	-	-	-	-	85,277
Fair value of warrants issued with common shares	-	122,235	-	-	-	-	-	122,235
Transfer derivative liabilities for warrants issued and extended in the year	-	(283,191)	-	-	-	-	-	(283,191)
Imputed interest	-	-	-	39,069	-	-	-	39,069
Stock-based compensation	-	790	-	-	-	-	-	790
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	60,403	60,403
Marketable securities adjustment	-	-	-	-	-	-	130,910	130,910
Net loss for the year (Restated – Note 15)	-	-	-	-	-	(65,985)	-	(65,985)

Balance at 28 February 2010	92,650,825	13,407,308	-	423,030	(7,524,145)	(6,971,738)	(76,687)	(742,232)
Common stock issued for cash	5,243,000	165,828	-	-	-	-	-	165,828
Fair value of warrants issued with common shares	-	93,495	-	-	-	-	-	93,495
Transfer derivative liabilities for warrants issued in the year	-	(93,495)	-	-	-	-	-	(93,495)
Imputed interest	-	-	-	55,536	-	-	-	55,536
Stock-based compensation	-	505	-	-	-	-	-	505
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	30,900	30,900
Marketable securities adjustment	-	-	-	-	-	-	45,787	45,787
Net loss for the period	-	-	-	-	-	(36,594)	-	(36,594)

Balance at 28 February 2011	97,893,825	13,573,641	-	478,566	(7,524,145)	(7,008,332)	-	(480,270)
Common stock issued for cash	1,700,000	52,253	-	-	-	-	-	52,253
Fair value of warrants issued with common shares	-	30,747	-	-	-	-	-	30,747
Transfer derivative liabilities for warrants issued in the year	-	(30,747)	-	-	-	-	-	(30,747)
Imputed interest	-	-	-	55,944	-	-	-	55,944
Stock-based compensation	-	4,058	-	-	-	-	-	4,058
Net loss for the period	-	-	-	-	-	(181,841)	-	(181,841)

Balance at 29 February 2012	99,593,825	13,629,952	-	534,510	(7,524,145)	(7,190,173)	-	(549,856)
Imputed interest	-	-	-	56,664	-	-	-	56,664
Stock-based compensation	-	1,695	-	-	-	-	-	1,695
Net income (loss) for the period	-	-	-	-	-	5,658	-	5,658
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(4,015)	(4,015)

Balance at 28 February 2013	99,593,825	13,631,647	-	591,174	(7,524,145)	(7,184,515)	(4,015)	(489,854)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

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

The Company’s consolidated financial statements as at February 28, 2013 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net income of $5,658 for the year ended February 28, 2013 (2012 – net loss $181,841) and has a working capital deficit of $493,019 at February 28, 2013 (February 29, 2012 – $553,954).

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

At February 28, 2013, the Company has suffered losses from exploration stage activities to date. Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Significant Accounting Policies

Basis of accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are presented in Canadian dollars. The accompanying financial statements have been prepared in accordance with the FASB Accounting Standards Codification (“ASC”) 915 “Development-Stage Entities”. A development-stage enterprise is one in which planned principle operations have not commenced or if its operations have commenced, there has been no significant revenue there from. Development-stage companies report cumulative loss from the inception of its development stage activities.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

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

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

Basic and diluted net loss per share

The Company computes net loss per share in accordance with FASB ASC 260, “Earnings per Share”, which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

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

Marketable securities

The Company reports investments and marketable equity securities at fair value based on quoted market prices. All investment securities are designated as available-for-sale with unrealized gains and losses included in stockholders’ equity. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

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

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Mineral exploration expenditures (continued)

Mineral property exploration costs are expensed as incurred.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.

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

Comprehensive loss

FASB ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at 28 February 2013 and 29 February 2012, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

Property and equipment

Property and equipment consists of office furniture and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum and the vehicle is amortized on a declining-balance basis at 30% per annum.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

Financial instruments

Interest Rate Risk

The Company has interest-bearing debt with imputed interest rate at 15% with related parties (Notes 7). It is management’s opinion that the Company is not exposed to significant interest rate risk arising from these financial instruments.

Credit Risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash and investment. To manage the risk, cash is placed with major financial institutions. All transactions executed by the Company in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold is only made once the broker has received payment. Management believes that the credit risk concentration with respect to financial instruments above is remote.

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

Fair value measurement

The Company adopted FASB ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

–	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

–	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instrument.

–	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

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

Recent accounting pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for the Company fiscal years, and interim periods within those years beginning after December 15, 2012. The Company will comply with the disclosure requirements of this ASU for the quarter ending May 31, 2013. The Company does not expect the impact of adopting this ASU to be material to the Company’s financial position, results of operations or cash flows.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

3.	Marketable Securities

	February 28, 2013		February 29, 2012
	Cost	Fair value	Cost	Fair value
	$	$	$	$

401,500 (29 February 2012 – 401,500) common shares of Teryl Resources Corp.	106,861	24,090	106,861	28,104

During the year ended February 28, 2013 the company had no sale or purchase of common shares of Teryl Resources Corp. During the year ended February 29, 2012 a total of 200,000 shares of Teryl Resources Corp. were sold for total proceeds of $15,421 with total cost of $53,261.

4.	Property and Equipment

			Net book value
	Cost	Accumulated Amortization	February 28, 2013	February 29, 2012
	$	$	$	$

Office furniture	11,194	8,825	2,369	2,961
Vehicle	15,531	14,735	796	1,137

	26,725	23,560	3,165	4,098

During the year ended February 28, 2013, total additions to property, plant and equipment were $nil (2012 - $nil).

5.	Mineral Properties

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

For the Years Ended February 28, 2013 and February 29, 2012

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

During the year ended February 28, 2013, Teryl elected to apply an additional balance owed by the Company of $ 7,517 and cash payment of $134,000 to the Company in lieu of exploration expenditures on the Fish Creek Property. Cash proceeds from Teryl in lieu of exploration expenditures are recorded as recovery of exploration costs.

As at February 28, 2013, Teryl expended a total of $409,127 of the minimum exploration budget of $500,000 on exploration on Fish Creek property and cash payments made in lieu of exploration.

Refer to Note 14 for subsequent event note.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

5.	Mineral Properties (continued)

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

During the year ended February 28, 2013, Trout Claims Lease Option Agreement was terminated.

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

During the year ended February 29, 2012, Coho Claims lease option was terminated.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

5.	Mineral Properties (continued)

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for the years ended February 28, 2013 and February 29, 2012:

	For the Year Ended	For the Year Ended
	February 28, 2013	February 29, 2012
	$	$
Exploration and development costs
Assaying	-	26,853
Geological consulting	-	1,680
Staking and recording fees	12,660	21,577

	12,660	50,110

Recovery of exploration costs	141,354	75,000

6.	Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.	Due to (from) Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. During the year ended February 28, 2013, imputed interest at 15%, totaling $56,664 (2012 - $55,944) was charged to operations and treated as donated capital (Note 11). As at February 28, 2013, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

7.	Due to (from) Related Parties (continued)

	February 29, 2012	Advances (Repayment)	February 28, 2013
	$	$	$

Reg Technologies Inc.	1,317	(2,557)	(1,240)
Minewest Silver and Gold Inc.	1,189	(1,189)	-
IAS Energy Group	-	3,371	3,371
JGR Petroleum, Inc.	116,977	-	116,977
John Robertson	28,110	381	28,491
KLR Petroleum Ltd.	129,552	(80,644)	48,908
SMR Investments Ltd.	111,450	30,000	141,450
Teryl Resources Corp.	7,517	(7,517)	-

	396,112	(58,155)	337,957

8.	Related Party Transactions

Pursuant to a management services agreement, during the year ended February 28, 2013 the Company paid or accrued management fees of $30,000 (2012 - $30,000) to a company of which the President of the Company is a director. At February 28, 2013, the Company had an outstanding balance of $141,450 (2012 - $111,450) owed to this related party.

During the year ended February 28, 2013, the Company paid consulting fees of $855 (2012 - $13,666) to a company where the President of the Company is a director.

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

For the Years Ended February 28, 2013 and February 29, 2012

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

Warrants

The following is a summary of the Company’s warrant activities during the year ended February 28, 2013:

		Weighted
	Number of	average
	warrants	exercise price
		US$

Outstanding and exercisable at February 28, 2011	22,643,000	0.16
Issued	1,700,000	0.10
Expired	(22,643,000)	0.16
Outstanding and exercisable at February 29, 2012	1,700,000	0.10
Expired	(1,700,000)	0.10
Outstanding and exercisable at February 28, 2013	1,700,000	0.10

As at February 28, 2013 the Company had no warrants outstanding, and did not issue any warrants during the year ended February 28, 2013.

The weighted average fair value of warrants issued during the year ended February 29, 2012 was $0.017 per warrant. The fair value of each warrant granted was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 0.99%, expected life of 1 year, annualized volatility of 226% and expected dividend of 0%.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

9.	Capital Stock (continued)

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options granted under the plan vest upon the following exercise schedule:

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

As the Company believes that it is not probable that any options would vest except the first 25% of the options that vested immediately upon a date of grant, the fair value of the first 25% of the options that vested were charged to the consolidated statements of operations and comprehensive loss.

During the year ended February 28, 2013, the Company recorded stock-based compensation of $1,695 (2012 - $4,508) for options vested and re-priced options.

On April 14, 2011 the Company granted to two directors and an officer of the Company a total of 400,000 stock options exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 14, 2016.

On May 15, 2012, the Company re-priced 2,025,000 outstanding options with initial exercise prices between $0.10 and $0.31 to the exercise price of $0.05 per share.

On May 15, 2012, the Company granted to an employee of the Company 25,000 options exercisable into the Company’s common shares at a price of $0.05 for five years expiring May 15, 2017.

The following stock options were outstanding and exercisable at February 28, 2013:

	Exercise	Number of	Number of	Remaining
	price	options	options	contractual
Expiry date	US$	outstanding	exercisable	life (years)
April 22, 2014	0.05	25,000	6,250	1.15
April 19, 2015	0.05	50,000	12,500	2.14
April 14, 2016	0.05	250,000	62,500	3.13
May 15, 2017	0.05	25,000	6,250	4.21
		350,000	87,500	2.92

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

9.	Capital Stock (continued)

Stock Options (continued)

The following is a summary of the Company’s stock option activities during the year ended February 28, 2013:

		Weighted
	Number of	average
	options	exercise price
		US$

Outstanding at February 28, 2011	$3,250,000	$0.22
Granted	400,000	0.10
Expired/forfeited	(1,625,000)	0.34

Outstanding at February 29, 2012	2,025,000	0.10
Re-priced	(2,025,000)	0.10
Re-priced	2,025,000	0.05
Expired/forfeited without exercised	(1,700,000)	0.05
Granted	25,000	0.05

Outstanding at February 28, 2013	350,000	0.05
Exercisable at February 28, 2013	87,500	0.05

Weighted average fair value of stock options granted during the period		0.05

The fair value of each option granted was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following assumptions:

	For the	For the
	Year ended	Year ended
	February 28, 2013	February 29, 2012

Risk free interest rate	1.10 – 1.46%	2.84%
Expected life	0.48 – 5 years	5 years
Annualized volatility	173.18 – 239.63%	138.96%
Expected dividends	-	-

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

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

10.	Commitments

On September 17, 2009 the Company entered into an office rent agreement for the period from November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. The agreement was renewed for one year at $3,690 per month for the duration of November 1, 2010 to October 31, 2011 and further extended to October 31, 2012 at $1,970 per month. The office rent agreement was not renewed and terminated on October 31, 2012.

11.	Supplemental Disclosures With Respect to Cash Flows

Cumulative from
	inception of exploration	For the	For the
	stage on March 1, 2003	Year ended	Year ended
	to February 28, 2013	February 28, 2013	February 29, 2012
	$	$	$

Cash paid during the period for interest	-	-	-
Cash paid during the period for income taxes	-	-	-

During the year ended February 28, 2013, imputed interest at 15% per annum totalling $56,664 (2012 - $55,944) on amounts due to related parties was charged to operations and treated as donated capital (Note 7).

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2013	2012
	$	$

Loss before income taxes	5,658	(181,841)
Canadian federal and provincial income tax rates	25%	26%

Income tax recovery based on the above rates	1,414	(47,278)

Increase due to:
Non-deductible and deductible items	10,306	(163,815)
Change in valuation allowance	(11,720)	203,854
Change in statutory tax rates	-	7,239

Income tax recovery	-	-

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

12.	Income Taxes (continued)

The components of future income taxes are as follows:

	2013	2012
	$	$

Future income tax assets

Non-capital losses	$1,151,835	$1,129,251
Mineral property costs	488,493	520,533
Property and equipment	3,099	2,866
Marketable securities and other	15,727	18,224

Total future income tax assets	1,659,154	1,670,874
Valuation allowance	(1,659,154)	(1,670,874)

Net future income tax assets	-	-

The Company has non-capital loss carry-forwards of approximately $4,607,338 that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian operations and expire as follows:

$

2015	398,612
2026	402,360
2027	1,036,715
2028	417,682
2029	472,218
2030	392,771
2031	1,151,052
2032	235,235
2033	100,693

4,607,338

Additionally, the Company has approximately $1,953,973 of development expenses and exploration expenditures as at February 28, 2013 which, under certain circumstances, may be utilized to reduce taxable income of future years. The Company also has approximately $37,810 of capital losses that may be carried forward and applied against future capital gains. The potential income tax benefits of these losses have been offset by a full valuation allowance.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Years Ended February 28, 2013 and February 29, 2012

(Expressed in Canadian Dollars)

13.	Derivative Liabilities

Derivate liabilities consist of warrants that were originally issued in private placements that have exercise prices denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) (Note 9 and 15). The fair value of these warrants as at February 28, 2013 was $nil (2012 - $29,637) after their expiration during the current year. The fair value of warrants as at February 29, 2012 was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 1.12%, expected life of 0.90, volatility of 245.12% and expected dividend of 0%.

14.	Subsequent Events

Teryl made cash payments of $90,873 to the Company in lieu of exploration expenditures on the Fish Creek Property (Note 5). Effective March 6, 2013 Teryl acquired the 50% working interest in the Fish Creek property from the Company pursuant to an agreement disclosed in Note 5. The Company will retain a 5% net royalty up to $2,000,000. Teryl has the right to purchase the 5% net royalty, for consideration of $500,000 from the Company within one year of production.

Effective April 5, 2013 the Company signed a teaming agreement to produce gold from a placer mining technology with a 45 day option for consideration of US$1,000 which was subsequently extended to July 15, 2013. The teaming agreement is earned by the Company funding the gold extraction technology for total cost of US$32,000.

